Form 20-F
period 2001-12-31
ENERGY CO OF ESPIRITO SANTO
filed 2002-07-15
CIK 1061896

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                                  UNITED STATES
                              Washington, DC 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number: 1-8768

                ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA
             (Exact name of Registrant as specified in its charter)


                        Energy Company of Espirito Santo
                 (Translation of Registrant's name into English)


                          Federative Republic of Brazil
                 (Jurisdiction of incorporation or organization)


                            Rua Sete de Setembro, 362
                    Vitoria, Espirito Santo, Brazil 29015-000
                    (Address of principal executive offices)


                       -----------------------------------

          Securities registered or to be registered pursuant to Section
                               12(g) of the Act:

       Title of each class:           Name of each exchange on which registered:
       10% Senior Notes due 2007      Luxembourg Stock Exchange

                     --------------------------------------
          Securities registered or to be registered pursuant to Section
                               12(b) of the Act:
                                      None

                     --------------------------------------
        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None

                     --------------------------------------
         Indicate the number of outstanding shares of each class of capital or common stock of Espirito Santo Centrais Eletricas S.A. - ESCELSA as of December 31, 2001.

         Common Shares without par value......................4,550,833

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
                           Yes [X]         No [ ]

         Indicate by check mark which financial statement item the registrant has elected to follow.
                           Item 17 [ ]     Item 18 [X]



================================================================================

                                TABLE OF CONTENTS


                                                                            Page

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................1
ITEM 3. KEY INFORMATION........................................................1
ITEM 4. INFORMATION ON THE COMPANY.............................................9
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................28
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................40
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................44
ITEM 8. FINANCIAL INFORMATION.................................................45
ITEM 9. THE OFFER AND LISTING.................................................48
ITEM 10. ADDITIONAL INFORMATION...............................................48
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........56
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............57

                                     PART II

ITEM 1. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.......................58
ITEM 2. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
        USE OF PROCEEDS.......................................................58
ITEM 3. [RESERVED]............................................................58
ITEM 4. [RESERVED]............................................................58

                                    PART III

ITEM 1. FINANCIAL STATEMENTS..................................................58
ITEM 2. FINANCIAL STATEMENTS..................................................58
ITEM 3. EXHIBITS..............................................................58
ANNEX A--GLOSSARY OF TECHNICAL TERMS.........................................A-1

                                  INTRODUCTION

     All references in this annual report to:

         o "we," "our" and "us" are to Espirito Santo Centrais Eletricas S.A.-- ESCELSA and its consolidated subsidiaries, including Empresa Energetica do Mato Grosso do Sul S.A.-- ENERSUL;

         o "ESCELSA" are to Espirito Santo Centrais Eletricas S.A.-- ESCELSA or to our electricity generation, transmission and distribution business in the State of Espirito Santo;

         o "ENERSUL" are to Empresa Energetica de Mato Grosso do Sul S.A.-- ENERSUL or to our electricity generation and distribution business in the State of Mato Grosso do Sul;

         o "Brazilian corporate law" are to Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997 and by Law No. 10,303 of October 1, 2001;

         o the "Brazilian government" are to the federal government of the Federative Republic of Brazil;

         o "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

         o   "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

         o "Concessions Law" are to certain laws and regulations adopted by the Brazilian federal government in 1995 in order to determine the bidding procedures for the granting of concessions in the electricity sector, namely Law No. 8,987, of February 13, 1995, Law No. 9,074, of July 7, 1995 and Law No. 9,427, of December 26, 1996.

         o "Central Bank" are to Banco Central do Brasil, or the Brazilian Central Bank; and

         o   the "notes" are to the 10% Senior Notes due 2007 issued by us.

         As used in this annual report, one kilometer equals approximately
         0.621 miles.


                           FORWARD-LOOKING STATEMENTS

     This annual report contains forward-looking statements relating to our business that are based on our current expectations, estimates and projections. Words such as "may," "will," "continue," "believe," "expect," "intend," "plan," "project," "estimate," "anticipate" and similar words or expressions are used to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Furthermore, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Therefore, actual outcomes and results may differ materially from those expressed or implied in such forward-looking statements.

     Neither our independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to the forward-looking financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, such forward-looking financial information.

     factors that could cause actual results to differ materially include, but are not limited to:


         o   general economic, political and business conditions;

         o   electricity shortages;

         o changes in market prices, customer preferences and competitive conditions;

         o   potential disruption or interruption of our services;

         o management's expectations and estimates concerning future financial performance, financing plans and the effects of competition;

         o   changes in currency exchange rates;

         o   existing and future governmental regulation; and

         o other risk factors as set forth under "Item 3D -- Key Information -- Risk Factors."

     We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this annual report might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements.


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     At July 10, 2002, the commercial market rate for purchasing U.S. dollars was R$2.8541 to U.S.$1.00. The commercial selling rate reported by the Central Bank is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See "Item 3A -- Key Information -- Selected Financial Data -- Exchange Rates" for information regarding exchange rates applicable to the real since 1997.

     The selected consolidated financial data at December 31, 2001 and 2000 and for each of the years then ended have been derived from the consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data as of December 31, 1998 and 1997 have been derived from our consolidated financial statements that are not included in this annual report.

     We publish our financial statements in Brazil in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 25 to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders' equity.

     This annual report contains our audited consolidated financial statements at December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001. On November 25, 1997, ESCELSA paid R$825.9 million to acquire a 55.4% controlling interest (76.5% voting interest) in ENERSUL. The results of operations of ENERSUL have been included in the consolidated results of operations of ESCELSA since November 25, 1997. See note 11 to our financial statements.

     Our financial statements and, unless otherwise specified, all financial information for periods ending on or before December 31, 2000 included in this annual report have been restated to recognize certain effects of changes in the purchasing power of the real due to inflation and expressed in constant reais of December 31, 2000. This restatement was done using the integral restatement method (correcao integral) required under Brazilian GAAP through December 31, 2000. See note 2 to our financial statements.

     Under Brazilian GAAP and Brazilian corporate law, the Unidade Fiscal de Referencia (the Tax Reference Unit, or UFIR) was used as the index in highly inflationary times for inflation in the preparation of financial statements for periods through December 31, 1995. However, a Brazilian law enacted in December 1995 abolished the prior Brazilian price-level restatement system effective January 1, 1996 for corporate law purposes and for reporting by public companies, although the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or CVM) allows companies to prepare financial statements in accordance with the constant currency method. Financial statements prepared in constant currency were not and are not used for tax and other statutory purposes. Since the UFIR is no longer updated, the Instituto Brasileiro de Contabilidade (the "Brazilian Institute of Accountants") recommended that the Indice Geral de Precos do Mercado (the General Market Price Index, or the IGP-M), as published by Fundacao Getulio Vargas, a leading independent Brazilian economic research organization, be used. From January 1, 1996 to December 31, 1997, 1999 and 2000, we used the IGP-M to prepare our financial statements in constant currency.

     In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 2000. Our management has concluded that the effects of inflation, which was 1.8% in 1998, on our financial statements for the year ended December 31, 1998, were not material.

     On March 22, 2001, the Conselho Federal de Contabilidade -- CFC issued Resolution No. 900, which was also approved by CVM, establishing that inflation accounting was no longer required under Brazilian GAAP, as of January 1, 2001, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil's cummulative inflation for the three-year period ended December 31, 2001 has been under 100%, the financial statements for 2001 are expressed in nominal reais. Financial statements for periods prior to December 31, 2001 are expressed in constant reais of December 31, 2000 purchasing power.

                                     PART I


ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

     We maintain our books and records in reais and prepare our financial statements in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. Note 25 to our financial statements, appearing elsewhere in this annual report, sets forth a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and total shareholders' equity.

     On June 1, 2002, the partners and employees of Arthur Andersen S/C, the former auditors of ESCELSA, joined Deloitte Touche Tohmatsu Brazil. The audit reports for the financial statements as of December 31, 2000 and 2001 and for each of the years in the three-year period ended December 31, 2001 included in this annual report were issued by Deloitte Touche Tohmatsu. The selected financial data as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto included in this annual report. The selected consolidated financial data at December 31, 1999, 1998 and 1997 and for each of the two years in the period ended December 31, 1998 have been derived from our audited consolidated financial statements and the notes thereto audited by Arthur Andersen S/C that are not included in this annual report. See "Presentation of Financial and Other Information" for more information on the presentation of our financial data

     The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with "Item 5. Operating and Financial Review and Prospects."



                                                            At and for the Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                  2001            2000         1999        1998         1997
                                             ---------------------------------------------------------------------
                                                      (in thousands of reais, except per share amounts)
Statement of Operations Data:
Operating revenues:
   Electricity sales to final consumers...      1,617,617       1,313,126   1,237,819    1,224,356        773,167
   Electricity sales to distributors......         83,519          42,723      39,072       22,834         24,351
   Other revenues.........................         29,646          32,944      22,149       30,640         13,318
                                             ---------------------------------------------------------------------
     Total................................      1,730,782       1,388,793   1,299,040    1,277,830        810,836
Value-added taxes on sales................       (345,297)       (330,229)   (308,558)    (298,039)      (175,472)
                                             ---------------------------------------------------------------------
Net operating revenues(1).................      1,385,485       1,058,564     990,482      979,791        635,364
Operating expenses:
   Electricity purchased for resale.......       (675,189)       (500,139)   (501,102)    (424,195)      (274,324)
   Depreciation and amortization..........       (149,138)       (140,906)   (129,353)    (126,337)       (52,642)
   Personnel..............................       (108,271)       (115,014)   (130,265)    (138,454)       (87,226)
   Regulatory charges.....................        (95,852)        (98,233)    (63,947)     (58,984)       (37,725)
   Materials..............................        (20,964)        (17,364)    (22,102)     (14,639)        (9,726)
   Third-party services...................        (53,640)        (55,834)    (54,091)     (49,490)       (34,201)
   Other expenses.........................        (82,510)        (24,061)    (56,230)     (38,842)       (36,738)
                                             -------------      ----------  ----------   ----------      ---------
     Total................................     (1,185,564)       (951,551)   (957,090)    (850,941)      (532,582)
Operating income (loss)...................        199,921         107,013      33,392      128,849        102,782
Financial income (expense) (2)............       (235,831)        (23,499)   (119,345)     (90,865)        53,688
Non-operating expense, net................        (24,384)        (13,325)    (14,339)     (18,202)        (7,590)
Income tax and social contribution........        (11,012)        (14,228)     69,503      118,577        (45,751)





                                                            At and for the Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                  2001            2000         1999        1998         1997
                                             ---------------------------------------------------------------------
                                                      (in thousands of reais, except per share amounts)
Minority participation in (income) losses.        (10,794)         (3,314)     13,509      (47,013)         1,310
                                             -------------      ----------  ----------   ----------      ---------
Net income (loss).........................        (60,076)         52,647     (17,280)      91,346        104,439
                                             =============      ==========  ==========   ==========      =========
Net income (loss) per share(3)............         (13.20)         (11.57)      (3.80)       20.07          22.95

                                                                            As restated  As restated    As restated
Income (loss) before extraordinary item
   under U.S. GAAP........................       (142,097)         12,181     (47,621)       9,483         74,727
   Extraordinary item, net of tax effect
     of  R$5,085 in 1999 (R$11,511 in
     1998) under U.S. GAAP................              -               -      10,325       23,371              -
Net income (loss) under U.S. GAAP.........       (142,097)         12,181     (37,296)      32,854         74,727
Basic and diluted earnings (loss) per share
   under U.S. GAAP(3).....................         (31.22)           2.68       (8.20)        7.22          16.42
Approximate income (loss) per share under
   U.S. GAAP  before extraordinary item
   per share..............................         (31.22)           2.68      (10.46)        2.09          16.42
Extraordinary item per share..............              -               -        2.26         5.13              -



Balance Sheet Data:
Current Assets............................        731,597         586,659     595,728      776,724      1,158,909
Property, plant and equipment (net).......      2,293,555       2,270,049   2,247,062    2,154,186      1,706,633
Total assets..............................      4,239,188       3,704,899   3,668,146    3,664,660      3,137,218
Total debt................................      1,744,878       1,421,585   1,459,083    1,357,078      1,273,622
Shareholders' equity......................      1,093,825       1,171,979   1,168,472    1,289,865      1,224,213
Shares outstanding at year end............      4,550,833       4,550,833   4,550,833    4,550,833      4,550,833
Estimated shareholders' equity under
   U.S. GAAP (As restated)................        923,903       1,059,313   1,047,132    1,156,522      1,145,683
Dividends per share under Brazilian GAAP..              -               -           -         9.25           5.89
Dividends per share in U.S.$ under
   Brazilian GAAP(4)......................              -       U.S.$1.45           -    U.S.$5.79      U.S.$4.00
Dividends per share under U.S.
   GAAP(5)................................              -               -        9.25         5.89           9.53


Other Financial Data and Ratios:
Capital expenditures......................        181,065         180,919     214,388      229,913        112,216
Operating margin (%)(6)...................          14.43           10.11        3.37        13.15          16.18
Net cash provided by (used in):
   Operating activities...................         54,398         171,051       4,517      193,149        206,893
   Investing activities...................       (179,284)       (131,494)      2,939     (118,646)      (997,792)
   Financing activities...................        121,777         (42,326)     (8,248)    (375,899)     1,282,399

Operating Data:
Electricity sold (Gwh)
   Industrial.............................          3,669           3,979       3,530        3,400          2,837
   Residential............................          2,055           2,363       2,308        2,301          1,405
   Commercial.............................          1,303           1,403       1,286        1,243            768
     Others...............................          1,757           1,871       1,858        1,796          1,047
                                             ---------------------------------------------------------------------
   Total..................................          8,784           9,616       8,982        8,740          6,057
   Number of customers (thousands)........          1,495           1,406       1,344        1,284          1,231
Total energy losses (in percentages).......         11.1%           11.5%       11.6%        11.0%           9.3%
Transformer capacity (MVA).................         4,092           4,016       3,893        3,482          2,198
Transmission lines (in kilometers).........        10,094           9,981       9,751        9,645          2,955
Distribution lines (in kilometers).........        88,585          83,691      81,690       79,562         32,445
Number of employees........................         2,466           2,551       2,628        2,645          1,592

-----------------

(1) Net operating revenues represent operating revenues after value-added taxes on sales. See "Item 5. Operating and Financial Review and Prospects-- Operating Results."

(2) Financial income (expense) represents income earned on investments, net of interest expense. From 1994 until July 1997, we had less than R$2 million of indebtedness outstanding at any time and the correspondent expense has not been material.
(3) Earnings (loss) per share are computed under Brazilian GAAP based on the shares outstanding at the end of each year. Under U.S. GAAP, earnings
      (loss) per share is calculated based on weighted average shares outstanding. As there were no changes in shares outstanding during the years ended December 31, 2001, 2000, 1999, 1998 and 1997, the weighted average shares outstanding was the same as year-end amounts.
(4) Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that distributions were declared during that period.
(5) Dividends are recognized under Brazilian GAAP in the year to which the income relates, although the shareholders have not yet approved them and have the right to change the amounts. Under U.S. GAAP, dividends are recorded when the shareholders have approved the dividend amount.
(6) Operating margin represents operating income divided by net operating revenues.


Exchange Rates

     There are two principal foreign exchange markets in Brazil:

     o    the commercial rate exchange market; and

     o    the floating rate exchange market.

     Most trade and financial foreign exchange transactions, including transactions relating to the payment of interests with respect to the notes, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by intervention by the Brazilian Central Bank, or the Central Bank.

     Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

     Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2000, the real depreciated by 61.8% against the U.S. dollar, and, as of December 31, 2000, the commercial market rate for purchasing U.S. dollars was R$1.9554 to U.S.$1.00. In the year ended December 31, 2001, the real depreciated by 18.7% against the U.S. dollar. As of July 10, 2002, the commercial market rate for purchasing U.S. dollars was R$2.8541 to U.S.$1.00. We cannot assure you that the real will not appreciate or devalue substantially in the near future. See "Item 5A. Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment."

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated:

                                                               Exchange Rate of Reais per U.S.$1.00
                                               ----------------------------------------------------------------------

Year Ended December 31,                              Low              High           Average(1)         Period-end
-----------------------                              ---              ----           ----------         ----------
1997.......................................        1.0395            1.1164            1.0787            1.1164
1998.......................................        1.1165            1.2087            1.1611            1.2087
1999.......................................        1.2078            2.1647            1.8158            1.7890
2000.......................................        1.7721            1.9847            1.8295            1.9554
2001.......................................        1.9357            2.8007            2.3442            2.3204

Month Ended                                                                             Low                High
-----------                                                                             ---                ----
January 31, 2002.............................................................          2.2932            2.4384
February 28, 2002............................................................          2.3827            2.4691
March 31, 2002...............................................................          2.3236            2.3641
April 30, 2002...............................................................          2.2709            2.3689
May 31, 2002.................................................................          2.3625            2.5296
June 30, 2002................................................................          2.5220            2.8593
July (through July 10), 2002                                                           2.8481            2.9141

--------
Source:  Central Bank.

(1) Represents the daily average exchange rate during each of the relevant periods.

B.   Capitalization and Indebtedness

     Not Applicable.

C.   Reasons for the Offer and Use Proceeds

     Not Applicable.

D.   Risk Factors

     You should consider carefully all the information set forth herein and, in particular, the special factors applicable to an investment in Brazil and to an investment in us. In general, investing in the securities of issuers in emerging market countries such as Brazil involves a higher degree of risk than investing in the securities of U.S. issuers.

Risk Relating to Our Notes and Us

     The tariffs that we charge for sales of electricity to final customers are determined pursuant to the concession contracts and controlled by ANEEL; our concession contract does not specify the factors on which price cap reviews are based, future tariffs may adversely affect our operating revenues and our ability to make interest or principal payments on the notes.

     We are, like all utility companies in Brazil, subject to extensive regulation of our tariffs. The tariffs that we charge for electricity to final customers are determined pursuant to a concession contract dated July 17, 1995, or the ESCELSA concession contract, between ESCELSA and the Departamento Nacional de Aguas e Energia Eletrica (the National Department of Waters and Electric Energy, or DNAEE), which was succeeded by Agencia Nacional de Energia Eletrica (the National Agency of Electric Power, or ANEEL), and the concession contract dated December 4, 1997 between ENERSUL and ANEEL, or the ENERSUL concession contract.

     The ESCELSA concession contract establishes a price cap tariff mechanism with three types of adjustments. ESCELSA may periodically apply for the first type of adjustment (reajuste), which takes into account the effects of inflation on ESCELSA's tariffs in order to maintain ESCELSA's economic and financial equilibrium. The second type of adjustment (revisao extraordinaria) permits ESCELSA to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly (i) the cost of electricity it purchases, (ii) charges for the use of transmission and distribution facilities and (iii) any taxes that are created, altered or extinguished, except for taxes which are levied on income, that affect ESCELSA's economic and financial equilibrium. In addition, ANEEL has the right, every three years, to adjust ESCELSA's price cap (revisao periodica). ESCELSA's concession contract does not specify the factors on which the price cap review will be based.

     Since the privatization of ESCELSA, most of the other distribution companies, including ENERSUL, have been given new concession contracts with tariff provisions. Under these concession contracts, the annual adjustment was determined by a tariff adjustment formula. This formula is adjusted annually.

     Although ESCELSA's concession contract does not contain the refinement of the subsequent concession contracts, ANEEL has adjusted ESCELSA's tariffs in a manner consistent with the terms of these later concession contracts, and for 2002 and 2003, ANEEL will apply the same tariff adjustment formula contained in the concession contracts of the more recently privatized companies, as per ANEEL's Resolution No. 321, of August 6, 2001. Although there can be no assurance that ANEEL will continue to apply the formula to ESCELSA's tariffs or that ANEEL will adjust ESCELSA's tariffs on an annual basis, ESCELSA believes that it will not be treated differently than the other privatized distribution companies.

     Once ESCELSA's average tariff rate is set as described above, ESCELSA submits a proposal to ANEEL regarding the apportionment of tariff rates among the various customer classifications.

     Subject to the terms of ESCELSA's concession contract, ANEEL has substantial discretion to set its tariffs. There can be no assurance that tariffs will be set at rates that allow ESCELSA to make interest or principal payments on the notes. See "Item 4. Information on the Company -- Business Overview -- Regulation of the Brazilian Electricity Sector," "Item 4. Information on the Company -- Business Overview -- ESCELSA--Customers, Analysis of Demand and Tariffs--Tariffs" and "Item 5. Operating and Financial Review and Prospects."

     We depend on key customers, the loss of any of which could affect our results of operations.

     The majority of the energy we sell is purchased by large industrial customers. Our industrial customers are engaged in the mining, steel, pulp and paper, chemical and port facility. For the year ended December 31, 2001, our twelve largest industrial customers accounted for approximately 25% of our revenues and approximately 41% of the total quantity of electricity sold by us. Our industrial customers, in the aggregate, accounted in the year ended in December 31, 2001, for approximately 50% of our total volume of electricity sales and approximately 36% of our revenues. For more detailed information on our customers, see "Item 4. Information on the Company - Customers, Analysis of Demand and Tariffs."

     Even though the loss of any one of our ten largest customers would not individually have a material adverse effect on our net operating revenues, we believe that the loss of all such ten customers could adversely affect our net operating revenues, but would not have a material adverse effect on our cash flow or on our ability to pay interest and principal on the notes, although we cannot assure you of that. In addition, a slowdown in the manufacturing sector could reduce the energy demands of some of our major industrial customers, which could have a material adverse effect on our results of operations.

     We may face significant competition from independent power producers and self-generators, which may adversely affect our business and results of operations.

     ESCELSA holds the concession to distribute electricity in 70 of the 77 municipalities in Espirito Santo and ENERSUL holds the concession to distribute electricity in 72 of the 77 municipalities in Mato Grosso do Sul. As a result of legislation, Independent Power Producers, or IPPs, are authorized to generate electric power, other than nuclear power, if they obtain the approval of ANEEL (in the case of thermal plants) or successfully bid for a concession (in the case of hydroelectric plants). The new energy generated by IPPs, unlike our existing energy, is not subject to rate regulation and accordingly IPPs may offer large customers rates below those which we are currently required to charge for its existing energy. Although we believe that ANEEL would permit us to lower our rates to compete against a lower offer from an IPP, we do not have the right to do so and there can be no assurance that ANEEL would grant such approval. Alternatively, we could create our own IPPs to compete with any such IPPs. See "Item 4. Information on the Company -- Regulation of the Brazilian Electricity Sector -- Legal and Regulatory Framework" for the definition of an IPP and an explanation of the activities that may be conducted by IPPs.

     Furthermore, distribution and transmission companies, such as ESCELSA and ENERSUL, are required to permit the use of their facilities for the transmission of electricity upon payment of a toll, known as a "wheeling charge," the methodology for the determination of which has been defined by ANEEL. In addition, any consumer may develop self-generation, although we expect that only large consumers will consider such an investment. See "Item 4. Information on the Company -- Regulation of the Brazilian Electricity Sector -- Legal and Regulatory Framework" for an explanation of the activities that may be conducted by self-generators. We cannot assure you that competition and self-generation will not affect the prices we can charge certain large customers and, therefore, our revenues.

     Impact of an electric energy shortage may affect our business and results of operations.

     Hydroelectric power is a major source of energy for the Brazilian industry. Low levels of investment and below average rainfall have resulted in low reservoir levels of critical hydroelectric capacity in Brazil's southeast, central west and northeast regions. The construction of gas-fired thermal generation plants has been delayed due to regulatory and other issues. On May 15, 2001, the federal government created the Camara de Gestao da Crise de Energia Eletrica, or GCE, to regulate and administer the program for reduction of energy consumption to avoid the interruption of electricity supply. This program, known as the Rationing Program, established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption. This reduction affects all consumers, including large industrial and commercial consumers and electricity-intensive users.

     The government has since relaxed the rationing program and reduced the limitation applicable to industrial consumers to 10%. In the beginning of March 2002, the government announced that the rationing program was terminated. We cannot assure you that there will not be another energy shortage in the future and that our revenues, EBTIDA and margins of operations will not be reduced in that event.

     There can be no assurance as to whether the maximum term to be set by ANEEL for the compensation of ESCELSA's losses will be long enough for the full compensation of the rationing losses. If not, the outstanding balance at the end of the term will not be compensated at all. Thus, risks associated with decreases in energy sales are a burden of the concessionaire under Law no. 10,438, of April 26, 2002. Moreover, this risk is aggravated by the following other measures adopted under Law no. 10,438/02 and that will potentially lengthen the period for tariff compensation and therefore the exposure to the risk of not achieving full recovery:

     o new criteria for the classification of low revenue residential consumers. The new criteria is more comprehensive and entails all residential consumers that consume less than 80 kWh/month, provided that they are linked to a "monophasic" circuit and do not consume, over a period of 12 consecutive months, more than 120 kWh/month in two months, consecutive or not. As low revenue residential consumers are exempt from the tariff increase for the compensation of rationing losses, the greater the group of consumers that meet such criteria, the slower is the tariff compensation and, consequently, the longer needs to be the relevant term.

     o the possible decrease of the captive market in the upcoming years is also a potential cause for the lengthening of the term for compensation of rationing losses. Since the relevant tariff increase levies on the rates charged by the distribution concessionaires for the supply (tarifas de fornecimento) of its consumers, once such captive consumers become free ones, they will not be subject to supply tariffs any longer, but rather to commodity prices and the use of the distribution system tariff.

     o Law No. 10,438/02 created a Universalization Program and substantially amended the provisions on the PROINFA (program for the incentive of alternative sources of energy) originally set under Executive Order no. 14/01. Under the provisions inserted in such law related to both programs, consumers that are currently considered captive consumers of the distribution concessionaires are free to purchase energy both from participants of PROINFA and from newcomers that win bids to supply electric energy in areas within the concession area where the incumbent concessionaire services have not arrived yet. Those possibilities aggravate the risk of decrease in captive market, to the extent that it potentially accelerates the migration of the consumers from the captive to the free market (or to the market of someone other than the distribution concessionaire, in the case of the universalization program), therefore further decreasing the number of consumers subject to the tariff increase related to the compensation for rationing losses.

     We are controlled by a few shareholders that act in concert to control all our subsidiaries and us.

     As of the date of this annual report, Iven S.A., or Iven, and GTD Participacoes S.A., or GTD, own 52.27% and 25.00%, respectively, of our outstanding voting shares. Iven and GTD entered into a shareholders' agreement on July 10, 1995 pursuant to which Iven and GTD share the power to control our operations. The shareholders' agreement expires in July 2002. If the term of the shareholders' agreement is not extended, we will be controlled by one sole shareholder - EDP - whose interests may differ from the noteholders'.

     Our shareholders are involved in a dispute with each other that may affect our operations.

     Our shareholders' agreement will expire on July 10, 2002. On June 4, 2002, GTD filed a lawsuit requesting the court to declare an extension of the shareholders' agreement until the termination of the ESCELSA concession contract. This scenario may have an impact on the decision-making capabilities of our management, as decisions requiring shareholders' unanimity may not be approved by our board of directors. We cannot predict the outcome of the shareholders' dispute, when it will be resolved, or the extent of the effect that it will ultimately have on our operations.

Risks Relating to Brazil

     The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business and the market price of our notes.

     The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes drastic changes in policy. The Brazilian government's actions to control inflation and effect other policies have often involved wage and price controls, currency devaluations, capital controls and limits on imports, among other things. See "Item 5. Operating and Financial Review and Prospects -- Brazilian Economic Environment." Our business, financial condition and results of operations may be adversely affected by changes in policy involving tariffs, exchange controls and other matters, as well as other factors outside of our control such as:

     o    currency fluctuations;

     o    inflation;

     o    price instability;

     o    interest rates;

     o    tax policy; o energy shortages; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and to heighten volatility in the Brazilian securities markets.

     Since the real's introduction in July 1994, Brazil's inflation rate has been substantially lower than in previous periods. Inflation itself has, and certain governmental measures to curb inflation have, in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to curb inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. Our cash operating expenses are substantially all in reais and tend to increase with Brazilian inflation because cost of wages and other operating expenses generally increase accordingly to consumers' prices. High inflation generally leads to higher domestic interest rates, and, as a result, our cost of real-denominated debt may increase. High inflation may adversely affect our results of operations in other ways. To the extent that the rate of inflation exceeds the increases in rates that we are allowed to charge our customers, our operating margins would be adversely affected. In addition, if the rate of inflation in Brazil is lower than the rate of appreciation of the U.S. dollar and other foreign currencies against the real, our cost in real terms of paying interest rates on our foreign currency denominated debt would be higher. If the Brazilian government increases interest rates in order to curb any possible inflation, the increased interest rates could negatively affect credit purchases by our customers.

     If Brazil experiences substantial inflation again in the future, our operating expenses and borrowing costs may increase, our profit margins may decrease and, if investor confidence lags, the price of our notes may fall. If economic difficulties result from or occur at the same time as inflation, then our revenues may also be negatively affected.

     Fluctuations in the value of the real against the value of the U.S. dollar may result in uncertainty in the Brazilian economy and the Brazilian securities market and could have a material adverse effect on our ability to make payments of interest and principal on the notes.

     Our ability to meet our U.S. dollar-denominated obligations is affected by changes in the relative values of the real against the U.S. dollar. As substantially all of our revenues are real-based, we are required to purchase U.S. dollars in foreign exchange markets with reais to meet our U.S. dollar-denominated obligations. Our principal U.S. dollar-denominated obligations are our interest and principal payments on the notes and payments for power purchased from ITAIPU (approximately 29.8% and 29.7% of the total power purchased by ESCELSA and ENERSUL in 2001, respectively).

     The devaluation of the real in 1999 did not significantly affect our ability to meet our U.S. dollar-denominated obligations with respect to the notes because we had paid our January 1999 interest payment before the foreign exchange band was widened and successfully hedged our July 1999 interest payment. However, the devaluation substantially increased the price of power we purchased from ITAIPU. Both ESCELSA and ENERSUL received tariff adjustments to pass through this increase to their customers during the 12-month period beginning June 1999.

     Devaluations can create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary government policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and of measures of the Brazilian government aimed at stabilizing the real is uncertain. See "Item 5. Operating and Financial Review and Prospects -- Brazilian Economic Environment."

     Unless we successfully hedge devaluation risk, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our ability to make payments of interest and principal on the notes. At December 31, 2001, we had no foreign currency or interest rate hedges in place in connection with the notes. Further, although we believe that our concession contracts should permit us to pass through to our tariffs any increase in cost of electricity we purchase from ITAIPU, there can be no assurance in this regard. If we are not permitted to pass through these increases, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

     Political risk relating to our government transition may contribute significantly to economic uncertainty in Brazil and, therefore, have a direct impact in our results of operations.

     The volatility that the real and the Brazilian securities market have been experiencing is mainly due to the uncertainties surrounding the next Brazilian presidential election in October 2002. Even though the political candidates have made efforts to demonstrate that they will comply with any agreements and financial obligations undertaken by the public sector, the lack of confidence from market participants has put increased pressure on the Brazilian capital markets. There exists the possibility that the next government may implement policies that will adversely affect us or the electric energy industry.

     Developments in other emerging market countries may affect the market price of the notes and may make it more difficult or expensive for us to obtain additional debt financing.

     Securities of Brazilian issuers have been, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions differ in each country, investors' reactions to developments in one country may affect the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. For example, the current recession in Argentina, the Asian economic crisis, and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered market volatility in Brazil's and other emerging market countries' securities markets. The Argentine crisis may affect the perception of risk in Brazil by foreign investors. Many people expected that similar problems would occur in Brazil, which increased volatility in the market prices for Brazilian securities in early 2001. However, the same problems have not materialized in Brazil. Nonetheless, if events in Argentina continue to deteriorate, they may adversely affect our ability to raise equity capital when needed and borrow funds at an acceptable interest rate if necessary. The market value of our notes, as well as our ability to obtain additional debt financing on acceptable terms or at all, may be adversely affected by events elsewhere, especially in emerging market countries.

     Restrictions on the movement of capital out of Brazil may hinder the ability of holders of the notes to receive payments on the notes.

     The Brazilian government may impose temporary restrictions on the conversion of Brazilian currency into foreign currencies and on the remittance to foreign investors of proceeds from their investments in Brazil. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or there are reasons to foresee a serious imbalance. The Brazilian government imposed remittance restrictions for approximately six months in 1989 and early 1990.

     The Central Bank has authorized the issuance of the notes and issued a certificate of foreign capital registration authorizing us to make any payment under the notes requiring the conversion of reais into U.S. dollars (including any payment made upon enforcement of a judgment against us). However, additional Central Bank authorization is needed for the payment of the notes upon acceleration or for certain late payments of the notes generally. These exchange control regulations generally have not affected repayment obligations of securities of a type similar to the notes. There can, however, be no assurance that the Brazilian government will not in the future impose more restrictive foreign exchange regulations that would have the effect of preventing or restricting our access to foreign currency that we may require to meet our foreign currency obligations under foreign currency denominated liabilities (including the notes).

ITEM 4.  INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Espirito Santo Centrais Eletricas S.A. - ESCELSA, a Brazilian corporation (sociedade anonima) with unlimited duration, was incorporated under the laws of Brazil on July 1, 1968, as a mixed-capital corporation (sociedade de economia mista) with limited liability. As a Brazilian corporation, we operate generally under the provisions of the Brazilian corporate law.

     At the time of our incorporation, we were controlled by Centrais Eletricas Brasileiras S.A. - ELETROBRAS, a company controlled by the Brazilian government. In 1995, the Brazilian government began to liberalize, privatize and deregulate the Brazilian electric energy sector, almost all of which was government-owned. In July 1995, we became the first government-owned electricity company to be privatized. In our privatization auction, 50% (plus one share) of our common shares were acquired by Iven S.A. and GTD Participacoes S.A., with ELETROBRAS remaining as minority shareholder until 1997. On January 19, 1996, we became a public company, registered with the CVM, and presently our shares are traded on the Sao Paulo stock exchange but they do not have a significant public float.

     Our registered office is at Rua Sete de Setembro, 362, Centro, 29015-000 Vitoria, Espirito Santo, Brazil and our telephone number is (55-27) 3321-9000. Our agent for service of process in the United States is CT Corporation, 111 Eight Avenue, New York, NY 10011.

     In 1997, we acquired a 55.4% controlling interest (76.50% voting interest) in ENERSUL, an electricity distribution company privatized by the state government of Mato Grosso do Sul.

     Our core business is the planning, construction and operation of systems for electricity generation, transmission, distribution and the sale of electric energy in the States of Espirito Santo and Mato Grosso do Sul. As a public concessionaire of electric utility services, we are subject to regulations established by the ANEEL, successor to the DNAEE, an agency of the Brazilian government.

Capital Expenditures

     We recorded capital expenditures in 2001, 2000 and 1999 of R$181.1 million, R$180.9 million and R$214.4 million, respectively. Our investments in distribution and transmission lines totaled R$122.8 million in 2001, as compared to R$130.7 million in 2000 and R$163.8 million in 1999. Our investments in expansion and modernization of our generation facilities totaled R$5.6 million in 2001, as compared to R$18.5 million in 2000 and R$22.5 million in 1999. The decreases in investments in our distribution, transmission and generation facilities are related to the completion of a comprehensive program implemented by us after our privatization in 1995. To compensate for the lack of investment during the years prior to our privatization, we made substantial investments to upgrade our transmission and distribution lines, which increase stability of tension.

     We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$71.0 million for the expansion and modernization of our distribution lines in 2002, a portion of which may be financed with additional indebtedness to be obtained from ELETROBRAS and BNDES, subject, however, to the limitations contained in the indenture that governs the notes.

B.  Business Overview

General

     We engage primarily in the transmission and distribution of electricity in the States of Espirito Santo and Mato Grosso do Sul. We provided approximately 95% and 94% of the electricity distributed in 2001 in the States of Espirito Santo and Mato Grosso do Sul, respectively. We had net operating revenues (see "Item 3. Key Information -- Selected Financial Data" for the definition of net operating revenues) of R$1,385.5 million, R$1,058,6 million and R$990.5 million in 2001, 2000 and 1999, and net loss of R$60.1 million, net income of R$52.6 million and net loss of R$17.3 million in 2001, 2000 and 1999, respectively. At December 31, 2001, we had assets totaling R$4.2 billion, and ESCELSA and ENERSUL together had concessions for 11 hydroelectric generation plants, 10,094 kilometers of transmission lines, 4,092 MVA transformer capacity and 88,585 kilometers of distribution lines.


ESCELSA

     ESCELSA engages primarily in the transmission and distribution of electricity in the State of Espirito Santo. ESCELSA provided approximately 95% of the electricity distributed in the State of Espirito Santo in 2000. ESCELSA distributes electricity to 70 of the 77 municipalities that comprise the entire State of Espirito Santo, covering an area of approximately 42,000 square kilometers, or 90% of the geographic area of the State of Espirito Santo. In 2001, ESCELSA supplied 6,112 GWh of electricity and, as of December 31, 2001, had approximately 922,500 customers representing nearly 2.8 million people or approximately 94% of the total population of the State of Espirito Santo. In 2001, industrial, residential, commercial, rural and other customers, including other distribution companies, represented 49.9%, 19.4%, 12.8%, 5.5% and 12.4%, respectively, of ESCELSA's electricity distribution sales by volume of electricity sold. As of December 31, 2001, ESCELSA's twelve largest industrial customers accounted for approximately 25% of our revenues and approximately 41% of the total amount of electricity sold by ESCELSA. ESCELSA's primary load center is greater Vitoria, the capital of the State of Espirito Santo, which represented 56% of ESCELSA's entire market in 2001.

     ESCELSA is also engaged in the generation of electricity. All of its generation capacity is hydroelectric. ESCELSA has the concessions for ten hydroelectric power plants, which in 2001 generated approximately 837 GWh or 12.1% of its total energy needs. In 2001, ESCELSA purchased a total of 5,993 GWh of electricity, of which 5,809 GWh were purchased under a long-term contract with Furnas Centrais Eletricas S.A., or FURNAS, including 1,606 GWh produced by ITAIPU and 184 GWh were purchased from Companhia Siderurgica de Tubarao, or CST.

Transmission and Distribution

     General. ESCELSA transmits and distributes electricity, either generated by it or, more commonly, purchased primarily from FURNAS and ITAIPU, to a geographic area encompassing 90% of the State of Espirito Santo. At December 31, 2001, ESCELSA had 37,885 kilometers of power lines, composed of transmission and distribution lines.

     The following table provides certain information concerning ESCELSA's transmission and distribution system, as of the dates presented (except for energy loss data, which is presented for the year ended on that date):

                                                                        December 31,
                                                       ------------------------------------------
                                                         2001              2000             1999
                                                       -------            -------          -------
         Kilometers of transmission and
           subtransmission lines
            230 kV...............................         140                 140             140
            138 kV...............................       1,502               1,499           1,499
            69 kV................................         945                 934             934
            34.5 kV..............................         413                 413             413
         Kilometers of overhead distribution lines
            (11.4 kV to 13.8 kV).................      34,885              34,345          33,813
         Transformer capacity (MVA)
            Transmission.........................       2,682               2,631           2,603
            Distribution.........................       1,408               1,330           1,253
         Total energy losses (in percentage)(1)..        10.4                 9.6             9.2

         --------------
        (1) Technical energy losses from ESCELSA's lines and equipment occur in the ordinary course of transmission and distribution of electric energy; commercial losses occur as a result of illegal connections and/or fraud.


     Transmission. At December 31, 2001, ESCELSA's transmission system was comprised of 3,000 km of transmission lines, primarily 138 kV and 69 kV. In addition, ESCELSA had 67 transformer substations, where electric current is transformed into lower voltages for subsequent distribution, with total transforming capacity of 2,682 MVA. The transmission system is connected to ESCELSA's main load center and to various connecting points with FURNAS. Of ESCELSA's industrial and commercial customers, 15 have 69 kV or 138 kV high-voltage electrical energy supplied through direct connections to ESCELSA's transmission system. Such customers represented approximately 42% of ESCELSA's total volume of electrical power sales during 2001, and approximately 26% of ESCELSA's total revenues during that same period.

     Distribution. At December 31, 2001, ESCELSA's distribution system was composed of urban and rural distribution networks which include electric poles carrying approximately 34,885 km of distribution lines and 33,584 distribution transformers, with an installed transforming capacity of 1,408 MVA. ESCELSA's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (13.8 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (13.8 kV and below).

     System Performance. ESCELSA's energy losses increased to approximately 10.4% during the twelve-month period ended December 31, 2001, compared to approximately 9.6% during the twelve-month period ended December 31, 2000 mainly due to energy rationing. In 2000 (most recent data available), the energy losses for all distribution companies in Brazil averaged 17.2%, as calculated by Associacao Brasileira de Distribuidoras de Energia Eletrica (the Brazilian Association of Distributors of Electric Energy, or ABRADEE). During the twelve-month period ended June 30, 1995, shortly before ESCELSA was privatized, its energy losses were 11.4%. ESCELSA has reduced its energy losses since 1995 pursuant to a comprehensive program implemented by ESCELSA after its privatization in 1995. The program combined technical, operational, commercial and marketing aspects with legal action. To compensate for the lack of investment during the years prior to ESCELSA's privatization, we invested approximately R$396 million since ESCELSA's privatization to upgrade its transmission and distribution lines, which increases stability of tension and reduces energy losses, thereby improving reliability. To minimize fraud, another principal cause of energy losses, ESCELSA inspected existing electricity meters and initiated legal proceedings against customers it believed to be engaged in fraud. An estimated 35% of ESCELSA's energy loss in 2001 occurred as a result of illegal connections and/or fraud. The remaining 65% of ESCELSA's energy loss resulted from the operation in the ordinary course of its transmission and distribution system.

     Scheduled interruptions in ESCELSA's services to customers represented 30% of all interruptions during 2001. Unscheduled interruptions due to accidental causes, including lightning strikes, fire, wind and corrosion, represented 70% of all interruptions. In 2001, we invested an additional R$68 million to renovate and improve ESCELSA's transmission and distribution system, and we expect to invest an additional R$71 million for such purposes in 2002.

     The average duration of interruptions during the twelve months ended December 31, 2001 was 12.96 hours per customer, representing a decrease of approximately 6.6% from 13.87 hours per customer during the twelve months ended December 31, 2000. Frequency of interruptions for the twelve months ended December 31, 2001 was 11.04 interruptions per customer, representing a decrease of approximately 12.9% from 12.67 interruptions per customer during the twelve months ended December 31, 2000. The average time to respond to interruptions in customer service increased from 95 minutes for the year ended December 31, 2000 to 110 minutes for the year ended December 31, 2001 due to the customers' ability to reach ESCELSA faster in the event of interruptions in service, as a result of the implementation of a toll free number for both urban and rural customers.

Customers, Analysis of Demand and Tariffs

     Customers. Customers of ESCELSA are classified into five principal categories: industrial (comprising manufacturing and processing activities), residential, commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily other distribution companies and public and municipal services, such as street lighting). In 2001, industrial, residential, commercial, rural and other customers represented 49.9%, 19.4%, 12.8%, 5.5% and 12.4%, respectively, of ESCELSA's electricity sales by volume of electricity sold.

     The principal industries supplied by ESCELSA during 2001 and the percentage of the total power supplied to the customers in such industries were as follows: mining (60%), steel (8%), pulp and paper (2%), food processing (3%) and others (27%). In 2001, the twelve largest customers accounted for approximately 41% of ESCELSA's energy sold by volume.

     Analysis of Demand. The following table sets forth certain information regarding ESCELSA's customers, energy sales and revenues for the periods indicated.




                                    Number of
                                    Customers                     Year Ended December 31,
                                   at December    -------------------------------------------------------
                                     31, 2000            2001               2000                1999
                                  ------------    ------------------  ----------------  -----------------
                                                                  (in thousands of reais)
                                                       GWh       R$      GWh      R$       GWh        R$
Industrial.......................       11,192       3,051   327,688  3,386    311,812    3,049   283,762
Residential......................      725,908       1,186   299,310  1,386    311,505    1,373   303,757
Commercial.......................       88,637         780   149,895    845    143,444      778   130,848
Rural............................       88,156         333    38,637    342     35,639      356    36,345
Other and miscellaneous..........        8,514         430    60,998    490     71,714      474    65,191
ESCELSA's own consumption........          170          10       n/a     12        n/a       12       n/a
Other concessionaires............            2         322    33,737    319     29,221      306    29,907
                                  ------------    --------   -------  -----    -------    -----   -------

    Total........................      922,579       6,112   910,265  6,780    903,335    6,348   849,810
                                  ============    ========   =======  =====   ========   ====== =========

     For the three-year period ended December 31, 2001, the compound annual growth rate in the volume of electricity sold by ESCELSA to industrial, residential and commercial customers was 1.3%, -0.9% and 0.7%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to residential, commercial and industrial customers was -1.1%, -1% and 2.3%, respectively.

     Tariffs. ESCELSA's customers are classified according to the voltage level at which energy is supplied to them. High-voltage customers are classified as "Group A" customers and low-voltage customers are classified as "Group B" customers. In addition, Group B customers are further classified as residential, rural, others and public lighting. According to these classifications, each customer falls within a certain tariff classification defined by law, although some flexibility is available according to the nature of each customer's demand.

     In addition to customer-based classifications, ESCELSA's tariffs are determined on the basis of seasonal variation and time of day. The seasonal variation and time-of-day criteria are used for the establishment of two separate tariff systems: (i) the conventional tariff system and (ii) the hour-seasonal tariff system.

     Conventional Tariff System -- This system does not take into account any seasonal or time-of-day variations, and is applied both to Group A and to Group B customers. Group A customers pay for the electricity that they purchase on the basis of both a "capacity charge" and an "energy charge;" whereas Group B customers pay only for energy actually consumed. The capacity charge, expressed in reais per kW, is based on the higher of (i) contracted firm capacity and (ii) power capacity actually used. The energy charge, expressed in reais per kWh, is based on the amount of electricity actually consumed.

     Hour-Seasonal Tariff System -- This system takes into account both seasonal and time-of-day variations, and establishes different rates for different times of day or different seasons in the year. Seasonal variation refers to the dry season (May through November) and the rainy season (December through April). For Group A customers, tariffs are higher during the dry season, when hydroelectric generation capacity tends to be lower. Time-of-day variations refer to peak hours of demand (any three consecutive hours between 5:00 p.m. and 10:00 p.m., as determined by the concessionaire, except Saturdays, Sundays or holidays determined by federal law) and to off-peak hours of demand (all other times). For Group A customers, electricity rates are higher during peak hours of demand. This system only applies to Group A customers with contracted demand equal to or in excess of 300 kW. Group A customers that are billed pursuant to the hour-seasonal tariff system pay for both a "capacity charge" and an "energy charge," which vary depending on the voltage at which the energy is delivered to such customers.

     The following table details the breakdown of ESCELSA's Group A and Group B customers and sets forth the average tariff and certain other information for 2001:

                                          Average                                  Net              Number of
Group                                      Tariff             Volume             Revenue             Customers
-----                                -----------------      ---------      --------------------  ---------------
                                          (R$/MWh)             (%)                 (%)
Group A:
  A2-138 kV.....................            69.97               42                  26                  14
  A3-69 kV......................            69.30                0                   0                   1
  A3a-44 kV.....................            88.78                3                   2                  13
  A4 13.8 to 2.3 kV.............           110.91               16                  16               2,796
                                     -----------------      ---------      --------------------  ---------------
   Subtotal.....................            81.68               61                  44               2,824
Group B:
  B1-Residential................           191.12               20                  34             725,895
  B2-Rural......................           112.01                5                   5              87,915
  B3-Others.....................           175.66               10                  15             105,384
  B4-Public lighting............            93.27                3                   2                 559
                                     -----------------      ---------      --------------------  ---------------
  Subtotal......................           168.51               39                  56             919,753
                                     -----------------      ---------      --------------------  ---------------
Total...........................           115.11              100                 100             922,577
                                     -----------------      ---------      --------------------  ---------------

     The tariffs charged by ESCELSA for sales of electricity to final customers are determined pursuant to the concession contract between ESCELSA and ANEEL. ESCELSA's concession contract establishes a price cap tariff mechanism with three types of adjustments:

     o an annual adjustment to be made in August, which takes into account the effects of inflation on ESCELSA's tariffs in order to maintain ESCELSA's economic and financial equilibrium (reajuste);

     o extraordinary adjustments, which permit ESCELSA to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, changes in the use of transmission and distribution facilities and any taxes that are created, altered or extinguished, except for taxes which are levied on income (revisao extraordinaria); and

     o    a three-year price cap review by ANEEL (revisao periodica).

     ESCELSA's first price cap review was in July 1998, when ANEEL reduced ESCELSA's tariffs by an average of 3.4%, lowering ESCELSA's operating revenues by approximately R$7.8 million in 1998 and by R$32.5 million in 1999. ESCELSA's second price cap review occurred on August 7, 2001, when ANEEL increased ESCELSA's tariffs by 19.89% (which such percentage is temporary, pending a determination by ANEEL in connection with the methodology for the adjustment of the assets remuneration base which affects the final percentage of the tariff revision). Upon the definition of the applicable methodology, which is expected to occur by September 2002, the differences, if any, between the provisional value and the definitive value of ESCELSA's tariff review will be adjusted in ESCELSA's annual tariff adjustment for 2002, as provided for in ANEEL's Resolution No. 320, of August 6, 2001.

     On December 21, 2001, in order to allow for the recovery from the consumption losses which were incurred as a result of Rationing Program, ANEEL authorized a 2.9% extraordinary tariff increase for residential, rural and public lighting, with the exception of low income customers, and 7.9% for all other customer segments. The duration of the tariff increase is dependent upon the time necessary to recover losses.

     Since the privatization of ESCELSA, most of the other distribution companies, including ENERSUL, have been given new concession contracts with tariff provisions. Under these concession contracts, the annual adjustment was determined by a tariff adjustment formula. The formula is adjusted annually.

     The numerator of this formula is comprised of two components: (i) VPA (Parcel A Value), which corresponds to a part of the distribution company's revenues related to costs that the distribution company does not control and should, therefore, be permitted to pass through to its final customer, including
(a) RGR (Global Reserve Fund), (b) CCC (Fuel Compensation Account), (c) charges on the financial compensation for the exploitation of hydric resources for purposes of power generation, (d) inspection tax of the services of electric energy (TFSEE), and (e) charges for the use of transmission and distribution network, and (ii) VPB (Parcel B Value), which relates to the remaining value of the revenues of the distribution company, excluding the value-added tax, after deducting the amount corresponding to the Parcel A Value that is adjusted to protect the utility companies against the effects of inflation.

     Although ESCELSA's concession contract does not contain the readjustment formula provided for in the subsequent concession contracts, as a result of the second price cap review of ESCELSA's tariffs in August 2001, ANEEL issued Resolution No. 321, dated August 6, 2001, in which it defined the mechanism of adjustments of ESCELSA's tariffs for 2002 and 2003, by adopting the same tariff adjustment formula contained in the concession contracts of the more recently privatized companies.

     The more recent concession contracts also state that ANEEL's price cap review will take into account efficiency gains achieved by the distribution company, a comparison of the distribution company's tariff with tariffs of foreign companies and similar companies within the domestic scenario and changes to the cost and market structures of the distribution company. This adjustment is known as the X factor. The X factor is intended to permit ANEEL to adjust tariffs so that consumers may share in the distribution company's realization of increased operating efficiencies. As a result, a distribution company may not be able to retain all of the efficiencies and savings achieved by it on a going-forward basis. The revision based on the X factor is entirely within ANEEL's discretion. ANEEL has not provided any further clarification as to how it intends to apply the enumerated elements to revise the X factor nor has it given any indication as to what percentage of any efficiency gains may be retained by the distribution company and what percentage should be passed on to its customers. ESCELSA is subject to an X factor review every three years. On August 7, 2001, ANEEL set the X factor at 1.89% per year, which represents the percentage discount to be applied to the IGP-M index, which is used to adjust our managed cost compensation for the 2002 and 2003 tariff adjustments.

     Once ESCELSA's average tariff rate is determined subject to the three criteria set forth in its concession agreement, and ANEEL's Resolution No. 321, dated August 6, 2001, ESCELSA submits a proposal to ANEEL regarding the apportionment of tariff rates among the various customer classifications.

     There can be no assurance that tariffs will be set at rates that allow us to make interest or principal payments on the notes. See "-- Regulation of the Brazilian Electricity Sector" and "Item 5. Operating and Financial Review and Prospects."

     Commercial Arrangements. ESCELSA has entered into contracts, which are based on general conditions set forth in ruling (Portaria) No. 466 of November 12, 1997. These contracts contain minimum demand clauses that require the customer to pay for either contracted demand or, if greater, actual capacity used. These contracts have durations of three or five years, with automatic renewals for equal durations, subject to notice 12 and 18 months, respectively, prior to expiration of the term. Other contracts have three-year terms, with perpetual rolling one-year renewals. Each such contract is subject to termination on approximately 1-1/2 years notice (if the contract is not terminated, it automatically extends for one additional year). While, historically, none of these contracts has been terminated, there can be no assurance that these contracts will be renewed in the future, particularly given the threat of competition by IPPs for industrial customers. If any significant customers fail to renew or terminate their contracts, ESCELSA would be entitled, pursuant to Law No. 9,648 of May 27, 1998, to immediately reduce its purchases from FURNAS by a corresponding volume of electricity. Customers with whom ESCELSA maintained such contracts during 2001 represented approximately 55% of its sales of electricity (measured in MWh) and 37% of its revenues during the period. We believe that these contracts provide us with a relatively stable source of revenue.

     On November 29, 2000, ANEEL issued Resolution No. 456, which updated and consolidated general supply conditions. This resolution replaced Resolution No. 466 November 12, 1997. In the absence of an agreement between the parties on the term of the supply contracts, the term is 12 months or, if there is a need for capital expenditures by the concessionaire, 24 months. Provided the customer does not object, the contract may be automatically renewed for the same period of time in successive terms, with prior notice of at least 180 days before the contract's expiration date.

     Billing Procedures. The procedure for billing and payment for electricity supplied is determined by customer category. ESCELSA's industrial customers are billed on the day of reading, with payment required within five days of the invoice date. ESCELSA's residential customers are billed within two days of reading, with payment required within ten days after the invoice date. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates of ESCELSA's customers are staggered throughout each calendar month. ESCELSA may suspend delivery of electricity to customers if the customer's bill is overdue, within 15 days after notification is sent to the customer. However, since the services provided by the distribution company are considered essential services, there are some court decisions which consider the suspension of delivery of electricity unlawful, pursuant to the Brazilian Consumer Defense Code. Therefore, we may not be able to suspend our services if a court decision prohibits us from doing so. In the event of late payment of electricity bills, when customers are not subject to other measures set forth by applicable law, a fine of up to 2% will be charged on the total invoice overdue.

Purchases of Electricity

     ESCELSA's electricity purchases from FURNAS and ITAIPU represented approximately 96.9% of its total purchases volume in 2001. In the year ended December 31, 2001, ESCELSA purchased 4,068 GWh of electricity from FURNAS, 1,741 GWh from ITAIPU (billed by FURNAS), and 184 GWh from CST. ESCELSA is one of the 15 electricity companies in the South, Southeast and Midwest regions of Brazil that are required by Law No. 5,899 dated July 5, 1973 to purchase from ITAIPU a portion of all of ITAIPU's energy purchased by Brazil under a treaty with Paraguay dated April 26, 1973 based on their respective market shares of the South, Southeast and Midwest regions taken as a whole. For the year ended 2001, ESCELSA was obligated to purchase approximately 2.5% of energy purchased by Brazil from ITAIPU, which amount has been fixed by legislation. To defray the costs associated with the borrowing incurred to pay for the ITAIPU project, the concessionaires in Brazil's South-Southeast-Midwest interconnected power system, including ESCELSA, are required to purchase ITAIPU's energy at U.S. dollar-indexed rates fixed to cover operating expenses and payments of principal and interest on such borrowing and the costs of transmitting such power to their concession area. As a result, the average rates for the purchase of power produced by ITAIPU have been above the national average for bulk supply of power. As ESCELSA's power needs increase, power supplied by ITAIPU is expected to represent a smaller percentage thereof. See "-- Regulation of the Brazilian Electricity Sector."

     The following table shows ESCELSA's cost basis for energy purchased from ITAIPU, FURNAS and CST in 2001:




                                   Capacity    Energy   Wheeling
                                    Charge     Charge    Charge     Average
                                 ----------   --------  --------   --------
                                   (R$/kW)    (R$/MWh)  (R$/kW)    (R$/MWh)
ITAIPU.........................      46.87          -       1.96     85,59
FURNAS.........................       3.13      40.60       3.61     64.07
CST............................          -      24.26          -     31.99
                                                                   --------
Weighted Average...............          -          -          -     80.21
                                                                   ========

     The following table shows the total electricity (i) generated or purchased by ESCELSA and (ii) sold to final customers and other concessionaires during the periods indicated:

                                                                 Year Ended December 31,
                                                              ----------------------------
Suppliers                                                       2001      2000      1999
---------                                                     --------  --------  --------
                                                                        (in GWh)
Electricity generated by ESCELSA..........................      837      1,056       854
Electricity purchased from ITAIPU.........................    1,606      1,766     1,768
Electricity purchased from FURNAS.........................    4,203      4,281     4,163
Electricity purchased from CST/Samarco....................      184        396       201
Electricity delivered to final consumers..................    6,790      6,461     6,042
Electricity delivered to other concessionaires............      322        319       306

     In October 1999, ESCELSA entered into initial contracts with the Operador Nacional do Sistema (National System Operator), or ONS, which coordinates and controls the electric energy generation and transmission in the interconnected system, including the planning and scheduling of the optimization of the interconnected electro-energetic systems and the contracting and management of electric energy transmission services and their respective access conditions, for the transmission of electricity and connection to the interconnected power system and ESCELSA and FURNAS are currently operating under an initial contract for the purchase of electricity that was executed in the third quarter of 2000. See "Regulation of the Brazilian Electricity Sector." The initial contract with FURNAS, the terms of which are mandated by Law No. 9,648 of 1998, sets forth ESCELSA's obligations to purchase certain amounts of electricity generated by FURNAS, at tariffs set by ANEEL.

     ESCELSA's generation capacity has no bearing on its commitment to purchase energy generated by ITAIPU; as far as non-ITAIPU energy sold by FURNAS, ESCELSA's commitment may be reduced by the amount of ESCELSA's generation capacity increases. Therefore, if ESCELSA were to increase its generation capacity in accordance with approvals received from ANEEL, required purchase amounts from FURNAS would be reduced accordingly. If ESCELSA were to require energy purchases in an amount greater than those established in the ESCELSA initial contracts, however, FURNAS' obligation to supply such energy would be contingent on availability. ESCELSA also has the right to immediately reduce purchases from FURNAS if a free customer terminates its contract with ESCELSA in the same proportion.

     The tariffs for electricity generated by ITAIPU are established in accordance with a treaty between Brazil and Paraguay dated April 26, 1973 and are denominated in U.S. dollars, while the tariffs for electricity generated by FURNAS are established pursuant to regulations implemented by ANEEL and are denominated in reais. ESCELSA's purchases of electricity generated by ITAIPU are paid for on the basis of a capacity charge (as well as a charge for transmission). ESCELSA's purchases of electricity generated by FURNAS and other concessionaires are paid for on the basis of both a capacity charge and an energy charge. See "-- Regulation of the Brazilian Electricity Sector -- Tariffs." Capacity charges for ITAIPU are indexed to U.S. dollars and converted on the date payment is made into reais at the exchange rate published by the Central Bank for the previous day. The devaluation of

Brazil's currency relative to the prevailing rates of inflation affects the price of power generated by ITAIPU, which constituted approximately 31.6% of the total power purchased by ESCELSA in 2000. Although ESCELSA believes that its concession contract should permit it to pass through to its tariffs any increase in cost of electricity it purchases limited to the value that limits the pass-through by the distribution companies to their captive market of the costs and gains related to the acquisition of electric energy, there can be no assurance in this regard. See "Item 3. Key Information -- Risk Factors."

Generation

     ESCELSA holds the concession for 10 hydroelectric power plants in the State of Espirito Santo. The total installed capacity of the hydroelectric plants is approximately 190 MW. ESCELSA generated 837 GWh in 2001. The following table sets forth certain information concerning ESCELSA's power plants.



                                                Installed          2001
         Hydroelectric Plants                   Capacity          Output
         --------------------                 ------------       --------
                                                  (MW)             (GWh)
         Mascarenhas......................         131.0           629
         Suica............................          30.6           125
         Rio Bonito.......................          13.8            50
         Jucu.............................           4.4             8
         Others...........................           9.9            25
                                               ------------      --------
                Total.....................         189.7           837


ENERSUL

     ENERSUL engages primarily in the transmission and distribution of electricity in the State of Mato Grosso do Sul. ENERSUL provided approximately 94% of the electricity distributed in the State of Mato Grosso do Sul in 2001. ENERSUL distributes electricity to 72 of the 77 municipalities that comprise the entire State of Mato Grosso do Sul, covering an area of approximately 329,270 square kilometers, or 92% of the geographic area of the State of Mato Grosso do Sul. In 2001, ENERSUL supplied 2,672 GWh of electricity and, as of December 31, 2001, it had 572,323 customers, representing nearly 1.9 million people, or approximately 95% of the total population of the State of Mato Grosso do Sul. In 2001, residential, industrial, commercial, rural and other customers, including other distribution companies, represented 32.5%, 23.1%, 19.6%, 9.4% and 15.4%, respectively, of ENERSUL's electricity distribution sales by volume of electricity sold. ENERSUL's ten largest customers accounted for 10.8% by volume of ENERSUL's electricity distribution sales in 2001. ENERSUL's primary load center is Campo Grande, the capital of the State of Mato Grosso do Sul, which represented approximately 35.6% of ENERSUL's entire market in 2001.

     ENERSUL is also engaged in the generation of electricity. Its generation capacity is both hydroelectric and thermal. ENERSUL operates 7 power plants, which in 2001 generated approximately 229 GWh or 7.5% of its total energy needs. In 2001, ENERSUL purchased a total of 2,833 GWh of electricity, of which 2,618 GWh were purchased under a long-term contract with Centrais Geradoras do Sul do Brasil S.A., or GERASUL, including 713 GWh produced by ITAIPU and 215 GWh from other distribution companies.

     On November 19, 1997, Magistra Participacoes S.A., a wholly owned subsidiary of ESCELSA, paid R$825.9 million to acquire 76.5% and 41.8% of the common and preferred shares, respectively, of ENERSUL.

Transmission and Distribution

     General. ENERSUL transmits and distributes electricity, purchased primarily from GERASUL and ITAIPU, to a geographic area encompassing 92% of the State of Mato Grosso do Sul. At December 31, 2001, ENERSUL had approximately 60,794 kilometers of power lines, composed of transmission and distribution lines.

     The following table provides certain information concerning ENERSUL's transmission and distribution system, as of the dates presented (except for energy loss data, which is presented for the year ended on that date):

                                                                         December 31,
                                                          -----------------------------------------
                                                               2001          2000          1999
                                                          ------------- ------------- -------------
Kilometers of transmission and subtransmission lines:
     138 kV...........................................           2,749         2,721         2,707
     69 kV............................................             486           485           485
     34.5 kV..........................................           3,859         3,786         3,570
Kilometers of overhead distribution lines:
     (11.4 kV to 22 kV)...............................          53,700        49,346        47,956
Transformer capacity (MVA):
Transmission..........................................           1,410         1,385         1,353
Distribution..........................................           1,799         1,549         1,510
Total energy losses (in percentage)(1)................            12.7          15.8          17.1

        -------------
        (1) Technical energy losses from ENERSUL's lines and equipment occur in the ordinary course of transmission and distribution of electric energy; commercial losses occur as a result of illegal connections and/or fraud.


     Transmission. At December 31, 2001, ENERSUL's transmission system was comprised of 7,094 km of transmission lines, primarily 138, 69 and 34.5 kV. In addition, ENERSUL had 92 transformer substations, where electric current is transformed into lower voltages for subsequent distribution, with total transforming capacity of 1,410 MVA. The transmission system is connected to ENERSUL's main load center, and to various connecting points with GERASUL. Of ENERSUL's industrial and commercial customers, seven have 69 kV or 138 kV high-voltage electrical energy supplied through direct connections to ENERSUL's transmission system. Such customers represented approximately 9% of ENERSUL's total volume of electrical power sales during 2001, and approximately 4% of ENERSUL's total revenues during that year.

     Distribution. At December 31, 2001, ENERSUL's distribution system was composed of urban and rural distribution networks which include electric poles carrying approximately 53,700 km of distribution lines and 44,598 distribution transformers, with an installed transforming capacity of 1,799 MVA. ENERSUL's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (13.8 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (13.8 kV and below). ENERSUL's primary load center, Campo Grande, represents 35.6% of ENERSUL's entire market.

Customers, Analysis of Demand and Tariffs

     Customers. ENERSUL's customers are classified into five principal categories: residential, industrial (comprising manufacturing and processing activities), commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily other distribution companies and public and municipal services, such as street lighting). In 2001, residential, industrial, commercial, rural and other customers represented 32.5%, 23.1%, 19.6%, 9.4% and 15.4%, respectively, of ENERSUL's electricity sales by volume of electricity sold.

     In 2001, the ten largest customers accounted for approximately 12.5% of ENERSUL's energy sold by volume.

     Analysis of Demand. The following table sets forth certain information regarding ENERSUL's customers, energy sales and revenues for the periods indicated in thousands of reais at December 31, 2001 purchasing power.

                                                                      Year ended December 31,
                                         Naumber of   --------------------------------------------------------
                                         Customers       2001                 2000            1999
                                        at December   ----------------    ----------------   -----------------
                                         31, 2001       GWh      R$        GWh       R$      GWh       R$
                                        -----------
Residential.........................     469,893        869    190,345     977     196,855     935    193,519
Industrial..........................       4,731        618     71,890     593      64,132     481     56,311
Commercial..........................      51,653        523    100,512     558      98,022     509     88,580
Rural...............................      39,969        251     29,985     266      27,983     262     26,183
Other and miscellaneous.............       5,886        380     49,824     411      50,141     411     48,384

ENERSUL's own consumption...........         188          6        n/a       6         n/a       8        n/a
Wholesale...........................           3         25     49,782      25      13,502      28      9,673
                                         -------    -------    -------   -----    --------   -----    --------
Total...............................     572,323      2,672    492,338   2,836     450,635   2,634    422,650


     For the three-year period ended December 31, 2001, the compound annual growth rate in the volume of electricity sold by ENERSUL to residential, industrial and commercial customers was -1.5%, 9.9% and 2.9%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to residential, industrial and commercial customers was -2.4%, -0.6% and 2.3%, respectively.

     Tariffs. ENERSUL's customers are classified according to the voltage level at which energy is supplied to them. In addition to customer-based classifications, ENERSUL's tariffs are determined on the basis of two factors:
(i) seasonal variation and (ii) time of day. For a more detailed description, see "-- ESCELSA -- Customers, Analysis of Demand and Tariffs -- Tariffs."

     The following table details the breakdown of ENERSUL's Group A and Group B customers and sets forth the average tariff and certain other information for 2001.

                                          Average                                    Net             Number of
Group                                      Tariff             Volume               Revenue           Customers
-----                                ------------------    ----------       ---------------------  --------------
                                          (R$/MWh)              (%)                  (%)
Group A:
  A2-138 kV.....................            53.06                 9                   4                      5
  A3-69 kV......................            48.08                 -                   -                      2
  A3a-34.5 kV...................           104.46                 6                   5                    256
  A4-13.8 to 22 kV..............           107.93                23                  18                  1,694
                                     ------------------    ----------       ---------------------  --------------
     Subtotal...................            94.02                38                  27                  1,957
Group B:
  B1-Residential................           177.44                33                  42                469,885
  B2-Rural......................           113.39                 7                   6                 39,775
  B3-Others.....................           178.45                17                  22                 60,606
  B4-Public lighting............            93.30                 5                   3                     97
                                     ------------------    ----------       ---------------------  --------------
      Subtotal..................           164.33                62                  73                570,363
                                     ------------------    ----------       ---------------------  --------------
      Total.....................           137.05               100                 100                572,320
                                     ==================    ==========       =====================  ==============


     The tariffs charged by ENERSUL for sales of electricity to final customers are determined pursuant to the ENERSUL's concession contract, which establishes a price cap tariff mechanism comprised of three types of adjustments:

     o an annual adjustment made in April, which takes into account the effects of inflation on ENERSUL's tariffs in order to maintain ENERSUL's economic and financial equilibrium (reajuste);

     o extraordinary adjustments, which permit ENERSUL to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, changes in the use of transmission and distribution facilities and any taxes that are created, altered or extinguished, except for taxes which are levied on income (revisao extraordinaria); and

     o    a five-year price cap review by ANEEL (revisao periodica).

     The first five-year revision of ENERSUL's tariffs will occur in April 2003. On April 7, 2001, ANEEL established a 18.24% tariff increase, of which approximately 13.24% meant to cover costs such as social security taxes, the RGR fund, the CCC, COFINS account and purchases of electricity. On December 21, 2001, in order to compensate for losses related to the Rationing Program, ANEEL authorized a 2.9% extraordinary tariff increase for residential and low-tension rural customers and 7.9% for all other segments, except for low-income customers. The duration of the tariff increase is depended upon the time necessary for ENERSUL to recover losses.

     Commercial Arrangements. ENERSUL has entered into contracts, which are based on general conditions set forth in Portaria No. 466 of November 12, 1997, with 344 hour-seasonal customers. These contracts contain minimum demand clauses which require the customer to pay for either contracted demand or, if greater, actual capacity used. Contracts have durations of three years, with no automatic renewals. Tariffs are set pursuant to ENERSUL's concession contract with ANEEL. While, historically, none of these contracts has been terminated, there can be no assurance that these contracts will be renewed in the future, particularly given the threat of competition by IPPs for industrial customers. If any significant customers fail to renew or terminate their contracts, ENERSUL would be entitled, pursuant to Law No. 9,648 of 1998, to immediately reduce its purchases from GERASUL by a corresponding volume of electricity. Customers with whom ENERSUL maintained such contracts during 2001 represented approximately 24% of its sales of electricity (measured in MWh) and 14% of its revenues such period.

     On November 29, 2000, ANEEL issued Resolution No. 456, which updated and consolidated general supply conditions. This resolution replaced Resolution No. 466 of November 1997. In the absence of an agreement between the parties regarding the term for the supply contracts, such term will be 12 months or, in the event there is a need for capital expenditures by the concessionaire, 24 months. Provided the customer does not object, the contract may be automatically renewed for the same period of time in successive terms, with prior notice of at least 180 days before the contract's expiration date.

     Billing Procedures. The procedure for billing and payment for electricity supplied is determined by customer category. ENERSUL's industrial customers are billed on the day of reading, with payment required within five days of the invoice date. ENERSUL's residential customers are billed within two days of reading, with payment required within ten days after the invoice date. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates of ENERSUL's customers are staggered throughout each calendar month. ENERSUL may suspend delivery of electricity to customers if the customer's bill is overdue, within 15 days after notification is sent to the customer. However, since the services provided by the distribution companies are considered essential services, courts have decided that the suspension of delivery of electricity by distribution companies is unlawful under the Brazilian Consumer Defense Code. In the event of late payment of electricity bills, when customers are not subject to other measures set forth by applicable law, a fine of up to 2% will be charged on the total invoice overdue.

Purchases of Electricity

     ENERSUL's electricity purchases from GERASUL and ITAIPU represented approximately 92.4% by volume of its total purchases in 2001. In the year ended December 31, 2001, ENERSUL purchased 1,905 GWh of electricity from GERASUL, 713 GWh from ITAIPU (billed by Empresa Transmissora de Energia Eletrica do Sul do Brasil S.A.-ELETROSUL, or ELETROSUL, and 215 GWh from other distribution companies. ENERSUL is also required by Law No. 5,899/73 to purchase from ITAIPU a portion of all of ITAIPU's energy purchased by Brazil under a treaty with Paraguay dated April 26, 1973. For the year ended 2001, ENERSUL was obliged to purchase approximately 1.0% of such energy, which amount has been fixed by legislation. See "-- ESCELSA -- Purchases of Electricity" and "-- Regulation of the Brazilian Electricity Sector." As ENERSUL's power needs increase, power supplied by ITAIPU is expected to represent a smaller percentage thereof.

     The following table shows ENERSUL's cost basis for energy purchased from ITAIPU, GERASUL and ELETROSUL in 2001:


                                  Capacity     Energy      Wheeling
                                   Charge      Charge       Charge       Average
                                  --------    --------    ---------     --------
                                   (R$/kW)    (R$/MWh)     (R$/kW)      (R$/MWh)

ITAIPU........................      46.87           -        1.96          84.99
GERASUL.......................       2.15        31.77         -           44.96
ELETROSUL.....................         -            -        3.61          17.74
                                                                        --------
Weighted Average..............         -            -          -           70.47
                                                                        ========

     The following table shows the total electricity (i) generated or purchased by ENERSUL and (ii) sold to final customers and other concessionaires during the periods specified:

                                                     Year Ended December 31,
                                                 ----------------------------
                                                    2001      2000     1999
------------------------------------------------ --------- --------- --------
Electricity generated by ENERSUL................     229      222        222
Electricity purchased from ITAIPU...............     713      720        713
Electricity purchased from GERASUL..............   1,905    2,202      2,026
Electricity purchased from CESP.................      81       95        101
Electricity purchased from other power plants...     134      131        117
Electricity delivered to final consumers........   3,062    2,811      2,606
Electricity delivered to other concessionaires..      25       25         28

     In August 1998, ENERSUL entered into initial contracts with GERASUL and Companhia Paranaense de Energia-COPEL, or COPEL, to purchase electricity and with ELETROSUL for the transmission of electricity and connection to the interconnected power system. See "Regulation of the Brazilian Electricity Sector." These initial contracts, the terms of which are mandated by federal law, set forth ENERSUL's obligations to purchase certain amounts of electricity generated by GERASUL and COPEL, at tariffs set by ANEEL.

     ENERSUL's generation capacity has no bearing on its commitment to purchase energy generated by ITAIPU; as far as non-ITAIPU energy sold by GERASUL, ENERSUL's commitment may be reduced by the amount of ENERSUL's generation capacity increases. Therefore, if, in any given year, ENERSUL were to increase its generation capacity in accordance with approvals received from ANEEL, required purchase amounts from GERASUL would be reduced accordingly. ENERSUL also has the right to immediately reduce purchases from GERASUL if a large customer terminates its contract with ENERSUL in the same proportion.

Generation

     Currently, ENERSUL's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by ENERSUL. However, pursuant to ENERSUL's concession contract and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, ENERSUL has created ENERSUL Geracao S.A., a wholly owned subsidiary of ENERSUL, to which it will transfer all of its generation assets. According to ANEEL's rules, the transfer of ENERSUL's generation assets to ENERSUL Energia S.A. must be completed by October 2002.

     ENERSUL currently operates four hydroelectric power plants and three thermal plants in the State of Mato Grosso do Sul. The total installed capacity of the power plants is 43.9 MW. ENERSUL generated 229 GWh in 2001. ENERSUL was granted an authorization by ANEEL to produce and sell energy through the installation of a 237.5 MW thermal plant near the city of Campo Grande (UTE Campo Grande). The Campo Grande thermal plant was included in the Brazilian Priority Thermoelectric Program, a federal government program aimed at increasing the electricity supply in Brazil by more than 15,000 MW through the installation of 49 thermoelectric plants in 18 Brazilian states by the end of 2004, which will benefit from gas supply for a 20-year period and financial support from BNDES, the Brazilian federal development bank. Such natural gas-fired plant is expected to receive gas from the Bolivia-Brazil pipeline. We expect that the cost to construct the plant, which is expected to be financed through a project finance that is still being studied, will be approximately U.S.$150 million and that the plant will be operational by the end of 2004.

     The beginning of construction of this plant is dependent upon the definition of various regulatory matters including the granting of subsidies for the purchase of natural gas which is used for the production of thermal electricity.

     The following table sets forth certain information concerning ENERSUL's power plants.

                                                   Installed         2001
     Hydroelectric and Thermal Plants               Capacity        Output
     --------------------------------            --------------  -----------
                                                      (MW)           (GWh)
     UHE Mimoso(1)...........................         29.5           195
     UTE Corumba(2)..........................          6.0            14
     UTE Coxim(2)............................          3.0             9
     UTE Porto Murtinho(2)...................          3.7            10
     Others..................................          1.7             1
                                                 --------------  -----------
          Total..............................         43.9           229

     --------------
     (1)  Hydroelectric.
     (2)  Thermal.


Competition

     ESCELSA holds the concession to distribute electricity in 70 of the 77 municipalities in Espirito Santo and ENERSUL holds the concession to distribute electricity in 72 of the 77 municipalities in Mato Grosso do Sul. IPPs are authorized to generate electric power, other than nuclear power, if they obtain the approval of ANEEL (for thermal plants) or successfully bid for a concession (for hydroelectric plants). The new energy generated by IPPs, unlike our existing energy, is not subject to rate regulation and accordingly IPPs may offer large customers rates below those which we are currently required to charge for our existing energy. Although we believe that ANEEL would permit us to lower our rates to compete against a lower offer from an IPP, we do not have the right to do so and there can be no assurance that ANEEL would grant such approval. Alternatively, we could create our own IPPs to compete with any such IPPs. See "-- Regulation of the Brazilian Electricity Sector -- Legal and Regulatory Framework" for the definition of an IPP and an explanation of the activities that may be conducted by IPPs.

     Furthermore, distribution and transmission companies, such as ESCELSA and ENERSUL, are required to permit the use of their facilities for the transmission of electricity upon payment of a toll, known as a "wheeling charge," the methodology for the determination of which has been defined by ANEEL. In addition, any consumer may develop self-generation, although we expect that only large consumers will consider such an investment. See "-- Regulation of the Brazilian Electricity Sector -- Legal and Regulatory Framework" for an explanation of the activities that may be conducted by self-generators.

     As a result, large consumers of electricity now have significant alternatives to purchasing power other than from us. We expect that competition and self-generation may adversely affect the prices we can charge certain large customers and, therefore, our revenues.

     ESCELSA currently has ten customers with demand greater than 10MW that are supplied at a voltage level equal to or greater than 69kV and, as a result, constitute large customers entitled to buy from IPPs or any electric energy services concession, permission and authorization holders under Law No. 9,074/95. Such customers represented approximately 35% of ESCELSA's total volume of electrical power sales during 2001, and approximately 23% of ESCELSA's total revenues during that year.

     Although there can be no assurance in this regard, ENERSUL believes competition will not have a material adverse effect on its results of operations and financial condition because ENERSUL currently has only two customers with demand greater than 10MW that are supplied at a voltage level equal to or greater than 69kV and, as a result, constitute large customers entitled to buy from IPPs or any electric energy services concession, permission and authorization holders under Law No. 9,074/95. Such customers represented approximately 5.7% of ENERSUL's total volume of electrical power sales during 2001, and approximately 2.2% of ENERSUL's total revenues during that year.

Raw Material

     ESCELSA uses water as its primary source to produce energy. ENERSUL owns and operates three thermoelectric plants, each of which consumes fuel oil. Fuel oil consumption for the year ended December 31, 2001 represented an expense of approximately R$7.0 million, of which approximately R$6.0 was reimbursed to us by the CCC account (an account created in 1973 to generate financial reserves to cover fossil fuel costs in thermal power plants in the event of a rainfall shortage which would require increased use of thermal plants).


Seasonality

     Our sales of energy are subject to variations depending on the seasons of the year, since consumers spend more energy in some seasons that in others. Because these variations are systematic and already accounted for in our monthly plans of sales of energy, our results of operations are not affected by the seasonality.

Concessions

     A concessionaire has certain rights and obligations as a result of receiving a concession. Concessionaires for generation have the duty to produce and supply electric energy. Concessionaires for transmission and distribution have the duty to provide transmission and distribution services within their concession area at applicable rates to whoever requests these services. We believe that we are in material compliance with its obligations under our concessions.

     In addition, concessionaires, among other things:

     o    may only charge tariffs which have been approved by ANEEL;

     o may not transfer, assign, pledge or sell properties and facilities used by the concessionaires to perform their duties under their concessions without the prior consent of ANEEL;

     o must operate their facilities in accordance with technical rules established by ANEEL;

     o may not cease providing electricity services which are the subject of their concessions other than for non-payment of invoices after the consumer has been notified thereof; and

     o must, at the end of the concession period, in the event of non-renewal of their concessions, allow all property and facilities used in connection with the concessions to revert to the Brazilian government against payment of book value of the assets (see note 18 to our financial statements) to the concessionaires. See "-- Regulation of the Brazilian Electricity Sector."

     Our existing distribution concessions were granted pursuant to the concession contracts. Pursuant to the ESCELSA's concession contract, ESCELSA was granted the right to supply electricity in each of the applicable municipalities through the year 2025. ESCELSA also currently owns ten generation plants pursuant to concessions that were granted through the year 2025. Pursuant to the ENERSUL's concession contract, ENERSUL was granted the right to supply electricity in each of the applicable municipalities through the year 2027 and to produce electricity through ten hydroelectric which are not required to hold a concession due to their reduced total installed capacity. ENERSUL also currently owns one generation plant (Mimoso) pursuant to a concession that was granted through the year 2027. In the years of their expirations, the concession contracts may be renewed, at the discretion of the regulatory authorities, for an additional 30 years.

     According to the terms of the concession contracts, and the Concessions Law, a concession contract may be terminated due to the occurrence of the following events: (1) forfeiture (i) if service is being rendered inadequately or deficiently, based on the rules, criteria, indices and parameters defining service quality, (ii) for failure to comply with the provisions of law, regulations or the terms of the concession contract, (iii) for failure to provide service, except in the event of an act of God or force majeure, (iv) if the concessionaire no longer has the economic, technical or operating conditions to maintain an adequate level of services, (v) for failure to timely comply with any penalties imposed in the event of any infractions, (vi) for failure to respond to notification by the authorities to regularize service rendering, (vii) if the concessionaire is sentenced by final and unappealable decision for tax evasion, including social contribution, (2) the bankruptcy or liquidation of the concessionaire, (3) annulment due to illegalities found in the bidding procedures or in the award of the bid, (4) expropriation for reasons of public interest ("encampacao"), (5) rescission of the contract by the concessionaire in the case of non-compliance with the contractual provisions by the granting authority through a specific lawsuit filed for this purpose; and (6) expiration of the term of the contract. In the case of forfeiture, the concessionaire is entitled to notification, a right to cure and due process. In the event of a expropriation, forfeiture and the expiration of the term of the contract, we would be entitled to be paid the portion corresponding to the investments attached to revertible assets not yet amortized or depreciated which have been made for the sole purpose of assuring the continuity and improvement of the service, less contractual penalties and damages caused by the concessionaire in case of forfeiture. See "-- Regulation of the Brazilian Electricity Sector." The revocation of the concessions for one of its municipalities would not automatically revoke its concessions for other municipalities. We are also subject to penalties and fines imposed by ANEEL under certain circumstances. See "-- Regulation of the Brazilian Electricity Sector."

Regulation of the Brazilian Electricity Sector

     General

     The electricity industry in Brazil is regulated by the Brazilian government, acting through the Ministry of Mines and Energy, which has exclusive authority over the electricity sector through regulatory powers assigned to it. Federal Law No. 9,427, dated December 26, 1996, or Law No. 9,427, created ANEEL, an independent regulatory agency which replaced and assumed all of the duties and responsibilities of DNAEE, that was responsible for the implementation of the regulatory policy for the electricity sector. According to this law, ANEEL was entitled to delegate the performance of complementary activities of regulation, control and inspection to agencies located in several states of Brazil, through the execution of cooperation agreements. Some activities, however, are not subject to delegation, as for example the establishment of tariffs.

     ANEEL is mainly responsible for (i) implementing and regulating the exploitation of electric energy and the use of hydroelectric power pursuant to Law No. 9,074, dated July 7, 1995; (ii) promoting the bidding process for the granting of new generation, transmission and distribution concessions, as well as the bidding process relating to the granting of concessions for the use of hydroelectric power potentials; (iii) solving administrative disputes among utilities, IPP companies, self-producers and customers; (iv) determining the criteria for the establishment of the cost of the transmission of energy pursuant to Law No. 9,074, dated July 7, 1995; (v) executing and supervising the concession and permission agreements, use of public good concession agreements, and issuing the authorizations and inspecting, directly or through cooperation agreements executed with state agencies, the electric energy services; (vi) setting, together with the fossil fuels and natural gas agencies, the parameters for fixing the transport prices of such fuels; (vii) establishing limits, restrictions and conditions for the transfer and obtaining of concessions, permissions and authorizations among electric energy sector agents with a view at fostering competition among such agents; and (viii) establishing and fixing administrative penalties to be imposed to concessionaires, permissionaires and authorization holders.

     Legal and Regulatory Framework

     The Brazilian electricity sector is undergoing some changes in connection with the plans of the Brazilian government to stimulate investment and increase competition in the sector. Legislation enacted in 1995 created a new framework for the granting of concessions in general, and for the power sector in particular. The most relevant of these laws and regulations are Law No. 8,987, dated February 13, 1995, Law No. 9,074, dated July 7, 1995, and Decree No. 1,717, dated November 24, 1995. On September 10, 1996, the Brazilian government approved Federal Decree No. 2,003/96 specifically regulating the generation of electric energy by IPPs and self-generators.

     Law No. 9,074/95 introduced the concept of the IPP as a means to open up the electricity sector to private investment. An IPP is a legal entity or consortium holding a concession or authorization for power generation for sale to (i) public electric energy providers, (ii) certain large industrial and commercial consumers, (iii) consumers who have not been supplied by the local distribution concessionaire for more than 180 days, (iv) certain other consumers upon previous agreement with the local distribution concessionaire, (v) existing consumers with demand of at least 10 MW and supplied at a voltage level equal to or greater than 69kV and (vi) new consumers with demand of at least 3 MW at a voltage level equal to or greater than 69kV. Self-generators may, upon ANEEL's prior approval, (i) give or exchange energy with other self-generators within a consortium, (ii) sell excess energy to the local distribution concessionaire, and (iii) exchange energy with the local distribution concessionaire to allow for consumption by industrial plants of the self-generators located somewhere other than in the area of generation.

     In 1997, the results of a study on the electricity sector reform done by a consortium of independent consultants appointed by the Ministry of Mines and Energy became public. The primary objective of the reform is to allow the Brazilian government to focus on its roles as policy-maker and regulator and to permit the transfer of responsibility for operations and investment to the private sector. The consultants proposed a new competitive trading model, central to which is the creation of a wholesale energy market, or MAE, that would replace the present system of regulated generation prices and tolling supply contracts. It also proposed the creation of a new entity that would be responsible for the operational planning, administration of generation and transmission and planning of transmission investment in the electric sector (or the ONS). In response, Law No. 9,648 dated May 27, 1998 was passed, providing the legal foundation for the MAE and the ONS. The ONS is responsible for the coordination and control of the operation of the electricity generation and transmission systems in the interconnected systems. One of the main goals of the ONS is to guarantee that all participants of the electricity sector have access to the Brazilian transmission network on a non-discriminatory basis.

     Upon its creation, the MAE was a self-regulatory body responsible for the operation of the wholesale energy market and for ensuring that purchases of energy in the short-term market are settled and cleared in an efficient manner. Participants in the MAE are subject to rules contained in the charter of the MAE and to applicable ANEEL regulations, including ANEEL's Resolution No. 290, dated August 3, 2000, that sets forth the rules for the MAE. Those parties that must participate in the MAE include (i) generation companies having installed generation capacity of 50 MW or more; (ii) energy retailers, including distribution companies, having sold 300 GWh or more during the prior year; and
(iii) importers or exporters of energy having an available capacity of 50 MW or more. Both ESCELSA and ENERSUL are mandatory participants in the MAE. In addition, certain other entities have the option to participate in the MAE. Energy supply contracts, which must be based on the standard form agreement for use in the MAE that was approved by ANEEL in January 1999, must be registered with the MAE. Distributors and energy retailers must evidence, through registration, their compliance with the requirement that 85% of their contractual obligations to final customers be covered by long-term energy supply contracts entered into with generation companies. Registration of energy contracts with the MAE is also designed to ensure that generation companies do not commit to supplying more than their maximum available capacity as set by ANEEL.

     Through the enactment of ANEEL Resolutions No. 160, 161 and 162, all dated April 20, 2001, ANEEL has provided for its intervention in the MAE, by introducing significant changes in MAE's charter, which was executed by its participants and further homologated by ANEEL Resolution No. 18, of January 28, 1999. Such Resolutions aimed at modifying the operations structure of the MAE, establishing rules for the setting of penalties to agents in case of non-compliance with their obligations undertaken with the MAE, as well as for the posting of financial guarantees, and transforming the current role of ASMAE (MAE Services Manager) as the Market Services Agent Manager, by granting it specific attributions.

     During the electric energy crisis that occurred in 2001, the federal government, through the enactment of Provisional Measure No. 2,147 dated May 15, 2001, created the Chamber for Managing the Energy Crisis (Camara de Gestao da Crise de Energia Eletrica - GCE). Among its attributions, the CGE created the Committee for Revitalization of the Electric Energy Model (through CGE Resolution No. 18 dated June 22, 2001) which duties were to address proposals aiming at adjusting failures and recommending improvements for the electric energy sector. One of the proposals presented was the restructuring of the MAE. According to Provisional Measure No. 29 dated February 7, 2002, converted into Law No. 10,433 dated April 24, 2002, the MAE is now subject to ANEEL's authorization, inspection and regularization.

     The guidelines for computation of the spot price for energy in the MAE have been homologated by Resolution No. 290. The spot price is determined by market conditions and by certain public policy and operational considerations, including the optimal use of resources, transmission bottlenecks, the costs of an energy deficit, the self-restraint of customers caused by a high spot price, projected energy requirements and international alternative markets. Prevailing spot prices vary in each of the several sub-markets within the wholesale energy market. Sub-markets are defined by the MAE and take into account restrictions in transmission capacity.

     Pursuant to Law No. 9,648, during a transition period between 1998 to 2005, the purchase and sale of electric energy between generation and distribution concessionaires should be contracted through the execution of the so-called "initial contracts," based on prevailing market prices. In addition, the purchase and sale of electric energy should be contracted separately to the access to the transmission and distribution grids. Like existing agreements, the initial contracts are primarily "take or pay" commitments that will guarantee stable energy prices for distribution companies and a steady stream of income for generation companies. By 2002, initial contracts will have fixed energy and capacity volumes as the ones defined for the preceding year. Beginning 2003 and ending on 2005, the volumes will be reduced at a rate of 25% per year. As the energy and capacity volumes covered by the initial contracts are reduced, private generation companies and distribution companies will be free to negotiate with any other market participant for the uncovered energy at market prices. According to Law No. 10,438 dated April 26, 2002, generation companies under the federal government control will negotiate at least 50% of the total of the energy traded by them, including the reduced portion of the initial contracts in public auctions to be regularized by ANEEL. The initial contracts expire at the end of 2005, at which time all energy will be freely negotiated.

     Also, in accordance with Law No. 9,648, generation and transmission activities and assets owned by the four federal generating companies should be segregated by the creation of subsidiaries to which such activities and assets should be contributed. In addition, in order to create competition and avoid economic concentration in services and activities in the Brazilian electricity sector, ANEEL issued Resolution No. 278, dated July 19, 2000, that establishes self-dealing and cross-ownership limits and conditions for the participation of companies and their respective shareholders in the generation, distribution and commercialization of electric energy in Brazil.

     On May 10, 1999, the Ministry of Mines and Energy published Portaria No. 150, creating the Comite Coordenador do Planejamento da Expansao dos Sistemas Eletricos (the Coordinating Committee for Planning the Expansion of the Electric Systems, or CCPE), which replaced the Grupo Coordenador de Planejamento dos Sistemas Eletricos (the Coordinating Committee for Planning the Electric Systems, or GCPS) in January 2000. CCPE has assumed the responsibility of preparing a Ten-Year Expansion Plan each year (the first one under its responsibility is the 2001/2010 Plan). The Ten-Year Expansion Plan sets forth the expansion program for a ten-year period. The plan takes into account projections of growth in demand in the regional markets and provides a technical and economic appraisal of the projects proposed to meet forecast demand.

     Tariffs

     Until March 1993, nationwide tariffs both for the generating companies and for distribution companies were set by the DNAEE by reference to the average costs of the whole electricity sector. Tariffs were subject to significant fluctuations in real terms over the period from 1975 to 1993, as the Brazilian government maintained tariff increases at rates below the rate of inflation as an anti-inflationary measure.

     In 1971, legislation was enacted creating the "global reserve for reversion quota," or the RGR fund, a reserve fund controlled by ELETROBRAS designed to provide funds for compensation to concessionaires upon the loss of their concessions and to finance projects in the electricity sector. Electric companies are required to contribute to the RGR fund each month at an annual rate of 2.5% of "Revertible Assets" (fixed and deferred assets, less accumulated depreciation or amortization and certain other specified amounts), limited to 3% of net operating revenues. Pursuant to Law No. 9,648, as amended by Law No. 10,438/02, concessionaires are required to contribute to the RGR fund until the end of 2010. As of 1998, through the enactment of Law No. 9,648, IPPs that produce hydroelectric energy were also required to contribute 2.5% of their annual revenue to a fund controlled by ELETROBRAS called Uso de Bem Publico, or UBP, over a five-year period, counted from the date of the signing of the concession contract, which has the same purposes as the RGR fund. The UBP will be paid to the account of ELETROBRAS until December 31, 2002 and thereafter the UBP shall be paid to the National Treasury. Concessionaires that are unsuccessful in renewing their concessions are entitled to receive a payment representing the book value of their Revertible Assets. In recent years, virtually no concessions have been denied renewal and therefore the RGR funds have been used principally to finance new generation, transmission, distribution and rural electrification projects and conservation.

     On March 4, 1993, Law No. 8,631 was approved, abolishing nationwide uniform tariffs and allowing each concessionaire to set its own tariffs, with the approval of ANEEL (and previously DNAEE), based on such concessionaire's own costs ("cost plus").

     Law No. 8,631 allowed for an initial tariff to be set for a period of three years, with monthly adjustments of tariffs under a formula that included the prevailing exchange rate, general price index and interest rate and was specific to each utility. However, upon the application of the criteria for such calculation, the Brazilian government found that the tariffs would need to be subject to a major increase which would have fueled a further rise in inflation rates. Accordingly, in May 1993 the Brazilian government decided that the price increases necessary to reach the tariff calculated in accordance with Law No. 8,631 would be gradual and would bring tariffs (on a monthly basis over a six-month period) to the levels of September 1992 (in real terms).

     On this basis, between May and October 1993, generators (other than ITAIPU), increased their tariffs at a rate of 8.77% per month in real terms while distribution companies increased their tariffs at a rate of 8% per month in real terms over the same period. From November 1993 to March 1994, the new tariffs were adjusted in accordance with the parametric formula; however, tariffs were frozen as of June 1994 as a result of the implementation of the Real Plan, which provided that any adjustments made to electricity rates must be made in accordance with the rules set by the Ministry of Finance. Tariffs were frozen from June 1994 until November 1995.

     As of the enactment of Law No. 8,987/95, the system through which the tariffs were set was modified. The system in use is the "price cap" tariff instead of "cost plus" tariff previously adopted. Pursuant to the new system, the tariffs are determined by the price of the winning bid which precedes the granting of the concession or in the contract which extends the concession term or in the contract arising out of privatization or by a specific act of ANEEL which authorizes the application of values resulting from the reversion or tariff adjustments

     ANEEL Resolution No. 233, of July 29, 1999, established the so-called "Valor Nominativo," which is the price above which distribution companies have limited ability to pass through the cost of purchased or self-generated electricity to final consumers. The "Valor Nominativo" is currently regulated by Resolution No. 248, dated May 6, 2002 from ANEEL.

     Since their respective privatizations in July 1995 and November 1997, rates of ESCELSA and ENERSUL, have been fixed pursuant to their concession contracts and the rules in connection therewith established pursuant to the Concessions Law and Law No. 9,427/96. See "ESCELSA -- Customers, Analysis of Demand and Tariffs -- Tariffs" and "ENERSUL -- Customers, Analysis of Demand and Tariffs -- Tariffs."

C.   Organizational Structure

     As of December 31, 2001, ESCELSA had a (i) 100% stake in Magistra Participacoes S.A., which is the controlling shareholder of ENERSUL, (ii) 97% stake in TV a Cabo Vitoria S.A. -- TVIX, a pay TV company which was incorporated in July 1997, and (iii) 100% stake in ESCELSA Participacoes S.A. -- ESCELSAPAR, which is an Internet service provider and provider of various services in the area of technology information. All such companies are organized under the laws of Brazil.

D.   Property, Plants and Equipment

     Our principal properties consist of hydroelectric generation plants, transmission lines, substations and distribution networks, all of which are located in the States of Espirito Santo and Mato Grosso do Sul. The net book value of our total plant, property and equipment at December 31, 2001 was R$2.3 billion. At December 31, 2001, we had concessions for 11 hydroelectric generation plants, 10,094 km of transmission lines, 4,092 MVA transformer capacity and 88,585 km of distribution lines. Apart from the distribution and transmission network, no single property produces more than 10% of our total revenues. We have rights of way for its transmission and distribution lines. These rights of way are our assets and do not revert to the landowner upon expiration of the concession.

     We own 62 administrative properties and 165 warehouses. Our headquarters building is owned by ESCELSA. There are encumbrances on certain of our properties in connection with labor lawsuits; however, such encumbrances are not material to our ability to conduct our current business. Pursuant to Brazilian law, certain other properties and facilities used by us to perform our duties under the concession contracts cannot be transferred, assigned, pledged, sold or encumbered by a creditor of ours without prior approval from ANEEL.

     We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$71 million in the expansion and modernization of our distribution lines in 2002, a portion of which may be financed with additional indebtedness to be obtained from ELETROBRAS and BNDES, subject, however, to the limitations contained in the indenture that governs the notes.

Environment and Resettlement

     Our distribution, transmission and generation activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. In the context of potential expansion of our distribution, transmission and generation activities, the procedure for constructing generation plants and the installation of new distribution and transmission lines or substations, requires compliance with a number of environmental safeguards in accordance with the Brazilian constitution and related federal legislation. First, environmental impact studies are prepared by outside experts who make recommendations as to how to minimize the impact of such construction on the environment, except in the case of the installation of transmission lines that will operate at a voltage level under 230 kV, and certain other projects, which only require authorization from the Brazilian environmental regulatory agency, known as IBAMA. The environmental impact study or IBAMA authorization, as the case may be, must then be submitted to federal and state government authorities for analysis and approval. Once approved, the project goes through a three-stage licensing process, which includes a license to (i) begin construction, (ii) complete the project, and (iii) operate the hydroelectric plant, transmission lines or substations.

     In addition, we are mandated by law to devote 0.5% of the total cost of any investment in new hydroelectric plants to environmental preservation, through the creation of environmental preservation areas. We also have a policy of implementing programs to encourage conservation of electricity in order to minimize the environmental impact of our ongoing operations. We are not aware of any costs or liabilities relating to environmental matters which would have a material adverse effect on our financial condition or results of operations.

     Although the Brazilian government grants concessions to construct hydroelectric plants, it does not grant title to the land underlying the projects. Areas required for the implementation of hydroelectric projects are expropriated by the Brazilian government pursuant to specific legislation. The entities awarded concessions to construct such plants negotiate with the communities regarding their relocation to other areas and with individual owners occupying the land to be affected regarding the compensation to be paid to such individual owners. If the concessionaire and landowners cannot agree on a price for the land or right of way, a court-appointed expert will determine the fair market value.

Insurance

     We maintain insurance for losses resulting from fire at our various substations and power plants, and for equipment losses during transportation. We do not have insurance coverage for business interruption risk because we do not believe that the high premiums are justified by the risk of major interruption, considering the energy available in the interconnected power systems in Brazil. Our management believes that we maintain insurance that is customary in Brazil for the type of business in which we are engaged.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     We had net operating revenues of R$1,385.5 million, R$1,058.6 million and R$990.5 million in 2001, 2000 and 1999, respectively and net losses of R$60.1 million, net income of R$52.6 million and net losses of R$17.3 million in 2001, 2000 and 1999, respectively. On November 25, 1997, we acquired a 55.4% controlling interest (76.5% voting interest) in ENERSUL. The results of operations of ENERSUL have been included in our consolidated results of operations since November 25, 1997.

Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included in this annual report, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our financial statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

     General

     The following discussion should be read in conjunction with our financial statements included elsewhere in this annual report. Our financial statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 to our financial statements describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders' equity. See "Item 3. Key Information--Selected Financial Data."

     Revenue Recognition

     Revenue for all services is recognized when earned. Billing for residential, industrial and commercial customers is performed monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from electricity sales to the final consumers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Value added tax, or VAT, which is a state tax due on the sales to the final consumers, is billed to the consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as deduction of the gross revenue in a separate line in the statement of income to disclose the net operating revenues.

     Property, Plant and Equipment

     Property, plant and equipment are stated at acquisition or construction cost, monetarily restated under the constant currency method through December 31, 2001. Depreciation is computed on the straight-line method at the following annual rates: thermoelectric plants - 5%; distribution facilities - 4%; and hydroelectric generation, transmission and other facilities - 3%. Since January 1, 1998, we adopted the depreciation rates established by ANEEL in Resolutions No. 2/97 and 44/99, using an average rate of 4.5% and 4.6% for ESCELSA and ENERSUL, respectively. The interest charges, monetary variations and exchange differences accrued on loans and financing relating to construction work in progress are capitalized. Interest on the shareholders' equity portion of the financing of electric energy-related construction work in progress is also capitalized at the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate, or TJLP, but limited to 10% per year through December 31, 1997. From January 1, 1998 to December 31, 2001, the TJLP was used. The corresponding amount is credited directly to a capital reserve. During 2000, we, and our subsidiaries did not capitalize interest on shareholders' equity. When the assets are placed in service, such charges, as from January 1, 1996, are depreciated at the rates applicable to each related class of assets.

     Deferred Taxes

     We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance, as required, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Although the realization of net deferred tax assets is not assured, our management believes that, except where a valuation allowance has been provided, such realization is more likely than not to occur. The amount of deferred tax asset considered realizable could, however, be reduced if estimates of future taxable income during the tax loss carry-forwards period are reduced.

     Reserves for Contingencies

     We are currently involved in certain legal proceedings. As discussed in
Note 17 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

     Allowance for Doubtful Accounts

     We record an allowance for doubtful accounts at an amount estimated by management as sufficient to cover presently foreseeable losses.

     The allowance for doubtful accounts is estimated considering the following procedures:

     o 100% of reserve on amounts past due over 90 days for residential customers;

     o 100% of reserve on amounts past due over 180 days for commercial customers; and

     o    100% of reserve on amounts past due over 360 days for other customers.

     We continuously monitor collections and payments from customers and review and refine the estimation process.

     Regulation

     Low levels of investment and below average rainfall in 2000 and early 2001, as well as growth in demand for energy, resulted in abnormally low water levels of critical hydroelectric capacity in Brazil's southeast, central west and northeast regions. In May 2001, the Brazilian federal government announced several measures in response to these conditions. These measures included:

     o the creation of the Camara de Gestao da Crise de Energia Eletrica (Energy Crisis Committee, or CGE) which determined that certain electricity distributors, including us, suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and reduce distribution for the illumination of public areas by 35%,

     o the reduction of the federal government's electricity consumption by 35% beginning July 1, 2001,

     o power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by one-fifth of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period, and

     o the payment of bonuses to residential consumers whose energy consumption was lower than the requisite target and power cuts and surcharges to be imposed on consumers whose energy consumption exceeded the requisite target.

     The power rationing measures ultimately ceased on March 1, 2002.

     On October 17, 2001, the Brazilian federal government, through Executive Act No. 4, subsequently approved by Law No. 10,310 of November 22, 2001, established that electric utilities, including us, would be reimbursed for expenses associated with payment of bonuses to consumers and other costs related to the Rationing Program that exceeded the surcharges. The CGE established through CGE Resolution No. 65, of November 6, 2001, the procedures and deadlines relating to such reimbursement. ANEEL is responsible for the inspection of the special account created for such purposes.

     Provisional Measure No. 14, of December 12, 2001, further converted into Law No. 10, 438, of April 26, 2002, provides that electric power distribution companies in Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold due to the Rationing Program. Compensation would be made by means of an increase in the energy rate applicable to future power sales (2.9% for residential, rural and public lighting, except for low income customers and 7.9% for all other customer segments) and companies would be entitled to use this increased rate only up to the maximum compensation term to be set by ANEEL and provided that the nationwide weighted average of such term for all distribution companies does not exceed 72 months. However, in order to have this rights assured, the distribution concessionaire should adhere to the so called Electric Energy Sector Agreement, which comprises a number of actions to be taken by each concessionaire, including but not limited to waivers of certain rights that they are entitled pursuant to applicable law (including, inter alia, requests, either in the administrative or judicial spheres, future or ongoing, for compensation in relation to Parcel A costs amounts accrued from the date of execution of the concession contract to October 26, 2001; requests, either in the administrative or judicial spheres, future or ongoing, for extraordinary tariff reviews associated to facts occurred from the execution date of the concession contract to December 31, 2001; requests, either in the administrative or judicial spheres, future or ongoing, for recovery, of any nature, of revenues associated with the rationing program, etc), execution of agreements to settle disputes with electricity generators regarding energy supply during the Rationing Program and amendments to the initial contracts. ESCELSA and ENERSUL have adhered to the Electric Energy Sector Agreement.

     Provisional Measure No. 14, of December 12, 2001, further converted into Law No. 10,438, of April 26, 2002 further provides for BNDES to lend the distribution companies an amount equivalent to up to 90% of their lost revenues so that these companies would be able to maintain their account balances basically as if no rationing program had taken place. On February 15, 2002 we secured a line of credit with BNDES under the provisions of Law no. 10,438/02 in the aggregate amount of R$212.4 million (of which R$41.8 million and R$22.0 million have been disbursed to ESCELSA and ENERSUL, respectively). The loan provides for repayment in 12 monthly installments and it accrues interest of 1% per annum over the SELIC rate. Our obligations under this line of credits are secured by billing receivables for electricity services provided by us. The remaining tranches of the loan will be withdrawn upon the approval by ANEEL of the amount of losses for which we will be entitled to be reimbursed. We expect ANEEL to establish such amount by no later than August 2002. This loan would then be re-paid to BNDES using revenue obtained from the sale of energy to consumers at the increased rate. See note 26 to our financial statements.

     Provisional Measure No. 14, of December 12, 2001, further converted into Law No. 10,438, of April 26, 2002 also encompasses the Parcel A costs which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. However, due to uncertainty surrounding the Brazilian economy, ANEEL had been denying approval of Parcel A rate increases. Provisional Measure No. 2,227, of September 4, 2001 provided a tracking account mechanism, further regulated by Ordinance No. 296, of October 25, 2001, issued jointly by the Ministry of Economy and Ministry of Mines and Energy, further replaced by Ordinance No. 25, of January 24, 2002, to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable thought the tracking account. As a result, we have not recognized any regulatory asset for Parcel A costs incurred prior to 2001 (see note 4 to our financial statements).

     As a result of various actions taken by the federal government and ANEEL in 2001, we are subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" because the rate-setting structure in Brazil is now designed to provide for recovery of our allowable costs incurred as a result of the Rationing Program. Accordingly, we capitalize incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when we collect the related costs through billings to customers. ANEEL performs a rate adjustment on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. ESCELSA and ENERSUL have recorded deferred regulatory assets of R$392 million at December 31, 2001, we expect to pass through to our customers in accordance with and subject to regulatory provisions. The regulatory assets include R$214 million and R$94 million at December 31, 2001, for recovery of lost revenues due to rationing and Parcel A costs incurred in 2001, respectively. In addition, we recorded deferred regulatory assets for the cost of energy traded on the spot market (energy not traded pursuant to contracts during the rationing period) ("free energy") in the amount of R$84 million.

Brazilian Economic Environment

     The Brazilian economy has been characterized by frequent and occasionally drastic intervention by the Brazilian government and by volatile economic cycles. The Brazilian government has often changed monetary, taxation, credit, tariff and other policies to influence the course of Brazil's economy. For example, the Brazilian government has the authority, when a serious imbalance in Brazil's balance of payment occurs, to impose restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil, and on the conversion of Brazilian currency into foreign currencies. Furthermore, in late September 1999, a court in the state of Minas Gerais ruled that the representatives of the board of directors of the minority foreign private partners of Companhia Energetica de Minas Gerais, a privatized electric utility in that state, could no longer have veto power over corporate actions. Also in late September 1999, Brazil's Federal Supreme Court ruled that pension taxes on retired federal employees and pensioners, as well as the increase of pension taxes charged to active employees, were unconstitutional. Changes in monetary, taxation, credit, tariff and other policies could adversely affect our business, as could inflation, currency and interest rate fluctuations, social instability and other political, economic or diplomatic developments, as well as the Brazilian government's response to such developments.

     Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. See "Item 3D. Risk Factors--Risks Relating to Brazil."

     Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. For instance, the Argentine government's default on certain of its debt obligations, the devaluation of the Argentine peso and the terrorist attacks of September 11, 2001 present causes for concern relating to Brazil's economic stability. Instability in the Brazilian financial markets caused by developments in the international financial markets may adversely affect our financial condition and, specifically, our ability to raise capital when needed. See "Item 3D. Risk Factors--Risks Relating to Brazil."

     The Brazilian government has proposed a broad tax reform in Brazil, mainly designed to reduce public deficit through the increase in tax collection. It is expected that the final tax reform bill will be submitted to the Brazilian Congress for approval before the coming Presidential elections in 2002. It is anticipated that the reform will include the creation of a VAT on goods and services which would replace six existing taxes (including the contribution for social purposes, the federal tax on industrial products and the state tax on the circulation of goods and services). In addition, the Contribuicao Provisoria sobre Movimentacao Financeira-CPMF, a provisional levy on checking account transactions, would be replaced by a permanent federal tax on financial transfers. We may have a higher tax burden if the tax reform bill is approved and implemented. See "Item 3D. Risk Factors."

     In the last quarter of 2000 and the first quarter of 2001, the real has come under increasing pressure and in nominal terms has devalued by 6.1% and 10.5% against the U.S. dollar in each of those two periods, respectively.

     Our ability to meet our dollar-denominated obligations is affected by changes in the relative values of the real and the U.S. dollar. Our revenues are real-denominated and some of the costs, such as part of the interest expenses, are dollar-denominated. If we are not able to obtain U.S. dollars to meet our U.S. dollar-denominated obligations, we would be required to purchase U.S. dollars on foreign exchange markets with reais. These purchases could be expensive in real terms and could adversely affect our financial condition and results of operations. The devaluation of the real in 1999, for example, increased debt expenses because some of our loans are U.S. dollar-denominated.

     Gross Domestic Product

     The Brazilian economy grew rapidly immediately following the introduction of the government-sponsored an anti-inflationary and economic stabilization program, the Real Plan, in July 1994, particularly in the consumer sector. The Real Plan succeeded in lowering inflation and stimulating growth until 1997. GDP grew in constant terms by 5.9% in 1994, 4.2% in 1995, 2.8% in 1996, 3.0% in 1997
and 0.2% in 1998. The effect was a marked increase in purchasing power. Beginning in 1996, the Brazilian economy grew at a slower rate and by late 1998 the Brazilian economy entered a downturn, which was exacerbated by a significant currency devaluation beginning in mid-January 1999.

     The recovery of the economy in 1999, in the wake of the 48.0% devaluation of the local currency against the U.S. dollar and the strong fiscal adjustment produced by the public sector led to strengthened consumer confidence. In 2000, the economy grew at a steady pace of 4.5% while consumers registered gains in disposable income of 3.1%. However, despite a 4% annualized increase in GDP in the first quarter of 2001, the outlook for the rest of the year entails reduced GDP growth as a result of the electric energy crisis in Brazil and the unfavorable investment climate resulting from the current recession in Argentina.

     Inflation

     The reduction and stabilization of inflation following the implementation of the Real Plan resulted in increased spending on consumer goods, higher real income growth and increased consumer confidence. Since 1994, inflation has remained under control, although it increased particularly in the first half of 1999 due to the devaluation of the real in January 1999.

     During the first three months of 2002, increased concerns over a weakening Argentine economy, inflationary pressures, a weakening real, and a perceived decrease in confidence of emerging markets by foreign investors, led the Central Bank to increase interest rates from 15.8% on March 31, 2001 to 16.75% on May 24, 2001.

     The Brazilian general price (IGP-M) and consumer price (IPC) inflation indices and the devaluation of the real against the U.S. dollar are presented below:

                                       2001     2000     1999      1998     1997
                                       ----     ----     ----      ----     ----
Inflation IGP-M (1).................  10.4%     9.9%    20.1%      1.8%     7.7%
Inflation IPC (2)...................   7.1%     4.4%     8.6%    (1.8%)     4.9%
Nominal devaluation of the real
    against the U.S. dollar.........  18.7%     9.3%    48.0%      8.3%     7.4%

------------------

(1) Indice Geral de Precos - Mercado (general price index) compiled by the Fundacao Getulio Vargas.

(2) Indice de Precos ao Consumidor (consumer price index) compiled by the Fundacao Instituto de Pesquisas Economicas.


     Our results of operations have been affected both positively and negatively by inflation itself, as well as by certain governmental measures to combat inflation. Prior to their privatization, the electricity rates of ESCELSA and ENERSUL did not increase as fast as inflation rates generally or ESCELSA's and ENERSUL's costs specifically. See "Item 4. Information on the Company -- Business Overview --Regulation of the Brazilian Electricity Sector--Tariffs." The introduction of the Real Plan in July 1994, the resulting reduction of inflation and the changes to the tariff system in connection with privatization have significantly limited the effects of such monetary gains and losses on our statements of operations.

     As of December 31, 2001 and 2000, approximately 99% and 98%, respectively, of our marketable securities, in the total amount of R$256.8 million and R$262.2 million, respectively, were invested in U.S. dollar-linked instruments. We believe that over the long term we can raise our tariffs in reais sufficiently to generate cash to pay the principal and interest on the U.S. dollar-denominated loans, although we cannot assure you that this will happen.

Tariffs

     Prior to their privatization, the results of operations of both ESCELSA and ENERSUL were significantly affected by fluctuations in the levels of electricity tariffs. The tariff-setting process in Brazil has been frequently affected by government attempts to control inflation and, prior to July 1995, tariff increases were not determined on the basis of any express, precise guidelines or policies, but rather tended to be established as corrective measures. In 1991, electricity tariffs were increased at a rate lower than general inflation. The Real Plan in 1994 set electricity tariffs in reais as of July 1, 1994. The Real Plan provided that tariffs would be set on an annual basis, although the Brazilian government could, in its discretion, change tariffs more frequently.

     Since their privatization in July 1995 and November 1997, respectively, the tariffs charged by both ESCELSA and ENERSUL have been determined pursuant to Law No. 8,987/95 and their respective concession contracts and are subject to approval by ANEEL. See "Item 4B. Information on the Company--Business Overview--ESCELSA--Customers, Analysis of Demand and Tariffs--Tariffs" and "Item 4B. Information on the Company--Business Overview--Regulation of the Brazilian Electricity Sector--Tariffs."

Cost of Electricity Purchased; Electricity Sales

     We purchase energy on the basis of a "capacity charge" and/or an "energy charge." The capacity charge, based on contracted firm capacity and charged on a kilowatt basis, is charged without regard to the amount of electricity actually delivered. The energy charge, expressed in reais per megawatt-hour, is based on the amount of electricity actually delivered. In the case of ITAIPU, we purchase electricity on the basis of a capacity charge expressed in U.S. dollars plus a "wheeling" (or transportation) charge expressed in reais. We purchase electricity generated by FURNAS and ELETROSUL on the basis of both a capacity charge and an energy charge (these charges include transportation). See "Item 4B. Information on the Company--Business Overview--ESCELSA--Purchases of Electricity." We generally bill for the electricity we sell to industrial customers on the basis of both a capacity charge and an energy charge, while other customers are billed only on the basis of an energy charge. Certain of our large customers incur differing capacity and energy charges during peak or non-peak hours and during dry or rain seasons. For a discussion of our procedures for billing of electricity, see "Item 4B. Information on the Company--Business Overview--ESCELSA--Customers, Analysis of Demand and Tariffs."

     The following table sets forth volume and average rate components of our electricity purchases and sales for the periods indicated:

                                                 For the Year Ended December 31,
                                              ----------------------------------
                                                2001        2000         1999
                                              -------     -------      -------
Electricity purchased from ITAIPU, FURNAS
and GERASUL:
   Purchases (thousands of reais)........     675,189     500,139      501,102
   Volume (GWh)..........................       8,730       9,595        9,005
   Average Rate (R$/MWh).................       77.41       52.12        55.65
Electricity Sales:
   Sales to final consumers

                                                 For the Year Ended December 31,
                                              ----------------------------------
                                                2001        2000         1999
                                              -------     -------      -------
      (thousands of reais)...............     973,787     982,987      929,261
      Volume (GWh).......................       8,437       9,616        8,982
      Average rate (R$/MWh)(1)...........      115.42      102.22       103.46
   Sales to other concessionaires
       (thousands of reais)..............      22.398      17,718       18,489
      Volume (GWh).......................         347         345          334
      Average rate (R$/MWh)..............       64.73       51.35        55.36
   Sales on the Spot Market(2)
       (thousands of reais)..............      27,550      13,953       20,583
      Volume (GWh).......................         131         368          512
      Average rate (R$/MWh)..............      211.87       37.92        40.20

-----------

(1) Rates for sales to final customers have been computed by dividing (i) the corresponding sales to final customers after deduction of value-added taxes on sales (ICMS and COFINS) and regulatory assets by (ii) MWh of electricity sold.

(2)  Do not include regulatory assets revenue.

A.   Operating Results

     The following discussion should be read in conjunction with our financial statements included elsewhere in this annual report. Our financial statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 25 of the notes to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders' equity. See "Item 3. Key Information--Presentation of Financial Information."

     The following table sets forth certain of our consolidated income statement data for the periods indicated.

                                                For the Year Ended December 31,
                                       ----------------------------------------------------
                                             2001              2000             1999
                                             ----              ----             ----
                                        (in thousands of reais, on a consolidated basis)
Operating revenues...................      1,730,782        1,388,793        1,299,040
Value-added taxes on sales...........      (345,297)        (330,229)        (308,558)
Net operating revenues                     1,385,485        1,058,564          990,482
Operating expenses                       (1,185,564)        (951,551)        (957,090)
Financial income (expense)                 (235,831)         (23,499)        (119,345)
Nonoperating income (expense)........       (24,384)         (13,325)         (14,339)
Minority interest....................       (10,794)          (3,314)           13,509
Income tax and social contribution...       (11,012)         (14,228)           69,503
Net income (loss)....................       (60,076)           52,647         (17,280)


Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

     Operating Revenues

     Our consolidated operating revenues increased 24.6% to R$1,730.8 million for 2001 from R$1,388.8 million for 2000. The increase was attributable to the extraordinary revenues in the amount of R$298.5 million. The extraordinary revenue consists of recording the effects of (i) compensation for revenue losses caused by the reduction of sales of energy due to the Rationing Program, (ii) compensation for non-controllable cost items variation relating to Parcel A costs from January 1, 2001 to October 25, 2001 and (iii) MAE transactions (energy transactions on the spot market). See note 5 to our financial statements.

     Consolidated operating revenues from sales to other distributors increased 95.5% to R$83.5 million for 2001 from R$42.7 million for 2000. The increase was attributable to the accounting as short-term supply of the surplus power made available to the Wholesale Power Market.

     Operating Expenses

     Consolidated operating expenses increased 24.6% to R$ 1,185.6 million for 2001 from R$951.6 million for 2000, mainly due to increased electricity purchase expenses and non-recurring provisions for operational contingencies arising from civil and fiscal lawsuits (see note 17 to our financial statements).

     Consolidated expenses for electricity purchased for resale increased 35.0% to R$675.2 million for 2001 from R$500.1 million for 2000. The increase was attributable to electric energy generation companies for free energy (see note 5 to our financial statements).

     Consolidated depreciation and amortization expenses increased 5.8% to R$149.1 million for 2001 from R$140.9 million for 2000. This increase was attributable to a R$101.1 million increase in property, plant and equipment in service at December 31, 2001 compared to December 31, 2000.

     Consolidated personnel expenses decreased 5.8% to R$108.3 million for 2001 from R$115.0 million for 2000, principally because salary increases in 2001 did not keep pace with inflation during that year and also due to a reduction in the number of employees to 2,466 employees at December 31, 2001 from 2,551 employees at December 31, 2000.

     Consolidated regulatory charges decreased 2.4% to R$95.9 million in 2001 from R$98.2 million in 2000 mainly due to a 4.8% decrease in fuel usage quota-CCC in 2001 equivalent to R$66.7 million compared to R$70.1 million in 2000. The decrease was due to the fact R$12.2 million was recorded as a regulatory asset, under non-controllable Parcel "A" costs pursuant to Provisional Measure No. 14/01, which was converted into Law No. 10,438/02.

     Consolidated expenses for materials and supplies increased 20.7% to R$21.0 million for 2001 from R$17.4 million for 2000. The increase was attributable to fuel for electric energy production used by ENERSUL.

     Consolidated expenses related to third-party services decreased 3.9% to R$53.6 million for 2001 from R$55.8 million for 2000. This reduction was caused mainly by lower expenses associated with maintenance of the distribution networks.

     Consolidated other expenses increased 242.9% to R$82.5 million for 2001 from R$24.0 million for 2000. This increase was mainly due to a change of criteria and the methodology for calculating the Allowance for Doubtful Accounts (R$17.4 million higher than the previous year) and the provision for operational contingencies arising from civil and fiscal lawsuits, in the total amount of R$29.9 million. The change to both criteria and methodology for recording, is based on the New Accounting Manual for the Brazilian Electricity Utilities issued by ANEEL to be applied as from January 1, 2002. The Allowance for Doubtful Accounts was due to the inclusion of credits from residential customers past due more than 90 days, commercial customers past due more than 180 days and other customers past due more than 360 days in the calculation. Up to and including fiscal year 2000 the calculation considered credits after 120 days past due, and did not consider credits from public authorities, public services and public lighting.

     Net Financial Income (Expense)

     Consolidated net financial expense increased 903.6% to R$235.8 million in 2001 from R$23.5 million in 2000. This increase was due principally to the devaluation of the real relative to the U.S. dollar in 2001, which increased our financial expenses.

     Net Non-operating Income (Expense)

     Consolidated net non-operating expense, principally losses on the write-off or sale of obsolete assets, increased 83% to R$24.4 million for 2001 from R$13.3 million for 2000.

     Income Tax and Social Contribution

     Our provision for income tax and social contribution was a credit of R$11.0 million in 2001, compared to an expense of R$14.2 million in 2000. This change is due to the fact that in 2001 we had fiscal losses, as a result of the devaluation of the real, and paid no taxes, while in 2000 we had profits and consequently were required to pay taxes.

     Net Income (Loss)

     Net income under Brazilian GAAP decreased from a loss of R$60.1 million in 2001 to an income of R$52.6 million in 2000 as a result of the reasons described above. Net loss reconciled to U.S. GAAP increased to a loss of R$122.2 million in 2001 from income of R$12.2 million in 2000. For a discussion of the principal differences between U.S. GAAP and Brazilian GAAP as they affect us, see note 25 to our financial statements.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

     Operating Revenues

     Our consolidated operating revenues increased 6.9% to R$1,388.8 million for 2000 from R$1,299.0 million for 1999. The increase was attributable to (i) tariff adjustments granted for the absorption of incremental costs incurred as a result of energy purchased from the increase in costs related to the RGR and CCC accounts and ONS connection charges; (ii) the annual tariff adjustment; and
(iii) an increase in energy sales.

     Consolidated operating revenues from sales to other distributors increased 9.2% to R$42.7 million for 2000 from R$39.1 million for 1999. The increase was attributable to an increase in the quantity of electricity sold on the spot market in 1999.

     Operating Expenses

     Consolidated expenses for electricity purchased for resale remained virtually the same, being R$500.1 million in 2000 and R$501.1 million in 1999.

     Consolidated depreciation and amortization expenses increased 8.9% to R$140.9 million for 2000 from R$129.4 million for 1999. This increase was attributable to a R$211.7 million increase in property, plant and equipment in service at December 31, 2000 compared to December 31, 1999.

     Consolidated personnel expenses decreased 11.7% to R$115.0 million for 2000 from R$130.3 million for 1999 principally because salary increases in 2000 did not keep pace with inflation during the year and also due to a reduction in the number of employees to 2,551 employees at December 31, 2000 from 2,628 employees at December 31, 1999.

     Consolidated expenses for materials and supplies decreased 21.3% to R$17.4 million for 2000 from R$22.1 million for 1999 due to decreased investments in maintenance of our distribution systems as a result of the completion of a comprehensive program implemented by us after our privatization in 1995 to compensate for the lack of investment during the years prior to our privatization.

     Consolidated expenses related to third-party services increased 3.1% to R$55.8 million for 2000 from R$54.1 million for 1999. This increase was due to the outsourcing of certain system maintenance activities at ESCELSA and ENERSUL.

     Consolidated other expenses decreased 57.3% to R$24.0 million for 2000 from R$56.2 million for 1999. This decrease is due principally to the fact that in 1999 we had to make a substantial adjustment to our provisions related to labor lawsuits in order to bring the provisions up to an adequate level, while in 2000 we only needed to maintain such provisions.

     Net Financial Income (Expense)

     Consolidated net financial expense decreased 80.3% to R$23.5 million in 2000 from R$119.3 million in 1999. This decrease was due principally to the devaluation of the real relative to the U.S. dollar in 1999, which increased our financial expenses.

     Net Non-operating Income (Expense)

     Consolidated net non-operating expense, principally losses on the write-off or sale of obsolete assets, decreased 7% to R$13.3 million for 2000 from R$14.3 million for 1999.

     Income Tax and Social Contribution

     Our provision for income tax and social contribution was R$14.2 million in 2000, compared to a tax credit of R$69.5 million in 1999. This change is due to the fact that in 1999 we had fiscal losses, as a result of the devaluation of the real, and paid no taxes, while in 2000 we had profits and consequently were required to pay taxes.

     Net Income (Loss)

     Net income under Brazilian GAAP increased to R$52.6 million in 2000 from a loss of R$17.3 million in 1999 as a result of the reasons described above. Net income reconciled to U.S. GAAP increased to R$12.2 million in 2000 from a loss of R$37.5 million in 1999. For a discussion of the principal differences between U.S. GAAP and Brazilian GAAP as they affect us, see note 25 to our financial statements.

Liquidity and Capital Resources

     Our business is capital intensive and our principal capital requirements in recent years have been to finance the purchase of ENERSUL and the expansion, replacement and maintenance of ENERSUL's electricity distribution and transmission system. Due to the limited availability of financing for the Brazilian electricity sector expansion in recent years, ESCELSA has financed its capital investment program primarily with cash provided by operations. In 1999, ENERSUL funded its capital investment program through a R$55 million loan provided by BNDES and R$28 million in intercompany loans. In 2000, we funded our capital investment program through a R$29.3 million loan provided by BNDES, a R$29.3 million loan provided by the European Investment Bank-EIB and a R$10.8 million loan provided by ELETROBRAS.

     A significant portion of our current liabilities of R$623.0 million at the end of 2001 represented (i) long-term loans and financing becoming due in 2002 (totaling R$246.8 million); (ii) accrued liabilities (including, among other things, interest, fees, income tax and social contribution) (totaling R$123.0 million); (iii) obligations owed to FURNAS, GERASUL, ELETROSUL, MAE and ITAIPU related to purchases of electricity (totaling R$178.9 million); and (iv) regulatory charges payable (totaling R$13.2 million).

     We had working capital of R$108.6 million at December 31, 2001, as compared with working capital of R$149.8 million at December 31, 2000. The decrease in working capital was mainly due to an increase in accounts payable from FURNAS, GERASUL and ONS related to purchases of electricity included in current liabilities and an increase in interest expenses due to the devaluation of the real.

     On December 31, 2001, our total debt was R$1,744.9 million, of which R$595.0 million (34.1%) was in real-denominated loans and R$1,149.3 million (65.9% of the total debt) was U.S. dollar-denominated debt. Our U.S. dollar-denominated debt included R$1,000 million related to the notes and R$150 million related to the loans obtained from other banks. The real-denominated loans included (i) R$384.3 million borrowed from BNDES, of which R$270.8 million was used to finance our capital expenditures program and R$113.5 million was utilized to finance the acquisition of our participation in ENERSUL's; (ii) R$76.5 million borrowed from ELETROBRAS and (iii) R$134.2 million borrowed to finance our capital expenditures program and working capital.

     The average cost of our U.S. dollar-denominated debt on December 31, 2001 was 10.0% per year, plus foreign exchange variation. The average cost of our real-denominated debt was TJLP (the long-term interest rate) plus 4.0% per year related to the BNDES financing, while R$210.7 million were indexed to the CDI, INPC or IGP-M plus 2-12% per year.

     Our debt matures as follows:

                                               At December 31, 2001
                                 ----------------------------------------------
              Maturity           Local Currency    Foreign Currency      Total
-----------------------------    --------------    ----------------     -------
                                              (in millions of reais)
2002.........................             190.2               56.6        246.8
2003.........................             102.5               11.0        113.5
2004.........................             107.2               24.0        131.2
2005.........................              67.6               12.1         79.7
2006.........................              50.3               10.8         61.1
2007.........................              26.9            1,008.7      1,035.6
2008.........................              14.6                5.6         20.2
2009.........................               9.6                1.9         11.5
2010.........................               8.6                1.5         10.1
2011.........................               5.5                1.5          7.0
After 2011...................              11.9               16.2         28.1
                                ---------------    ---------------     --------
     Total...................             594.9            1,149.9      1,744.8
                                ===============    ===============     ========

     As of December 31, 2001, approximately 99% of our marketable securities, in the total amount of R$256.7 million, were invested in U.S. dollar-linked instruments. We believe that over the long term we can raise our tariffs in reais sufficiently to generate cash to pay the principal and interest on the U.S. dollar-denominated loans, although we cannot assure you of this.

     Over the next several years, we expect that our principal liquidity requirements will consist of the interest expense on the notes and capital expenditures. We plan to finance the interest expense on the notes and capital expenditures with cash provided by operations. In addition, if we incur any additional indebtedness, we will need to make interest payments, and may need to make principal payments, thereon during the next several years.

     We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to use in the aggregate approximately R$71 million for the expansion and modernization of our distribution system during 2002. A portion of this may be financed with additional indebtedness from ELETROBRAS and BNDES (subject to the limitations contained in the indenture that governs the notes). Consolidated capital expenditures in 2001, 2000 and 1999 were as follows:

  Area                                        2001         2000        1999
  ----                                  ------------ ------------  ------------
Distribution and transmission...........   R$122,754    R$130,684     R$163,793
Generation..............................      36,695       18,542        22,473
Other...................................      21,616       31,693        28,122
                                           ---------    ---------     ---------
     Total..............................   R$181,065    R$180,919     R$214,388
                                           =========    =========     =========

Research and Development, Patents and Licenses, Etc.

     Research and development costs are not significant and are expensed as incurred. Law No. 9,991 dated July 24, 2000 determines that distribution companies shall apply, annually, at least 0.75% of their net operating revenues to research and development in the electric sector and 0.25% to energy efficiency programs. In case of the latter, such amounts can be deducted from the amounts already spent by the distribution company for purposes of such programs pursuant to the relevant concession contracts. Generation companies shall apply, annually, at least 1% of their net operating revenues to research and development in the electric energy sector, with an exception made for generation companies which produce energy through alternative sources of energy.

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   Directors and Officers

     We are managed by our board of directors, comprised of at least nine members, and a board of executive officers comprised of the chief executive officer and a maximum of five other officers.

     Board of Directors

     Our board of directors generally meets twice every two months. It is responsible for, among other things, establishing our general business policies and electing the executive officers and supervising their management.

     Under Brazilian corporate law, each member of the board of directors must hold at least one of our common shares, may reside outside of Brazil (provided that the director's empowerment is conditioned upon the appointment of an attorney-in-fact residing in Brazil and that the relevant power of attorney remains valid for three years after the officer's term of office has expired), and is elected by the holders of common shares at the Assembleia Geral, or the general shareholders' meeting.

     The following matters, among others, require the approval of our board of directors:

     o the authorization for the acquisition, sale, any other transfer or encumbrance of any fixed assets, as well as for the creation of any liens on our real property;

     o the authorization for the acquisition, sale or any transfer of capital stock of another company;

     o the authorization for the issue of any guarantee to an unrelated third party;

     o    the incurrence of substantial indebtedness;

     o    the participation in any public bidding process;

     o    the amendment and termination of a concession contract; and

     o the disposal or acquisition of any asset that exceeds 5% of our permanent assets.

     Members of our board of directors serve a three-year term, and may be reelected. According to our bylaws, the terms of the current members of our board of directors expire in April 2005. Set forth below are the names, positions, dates of birth and brief biographical descriptions of the members of our board of directors at May 31, 2002.

Name                                           Member Since       Position            Date of Birth
----                                           ------------       --------            -------------
Fernando Noronha Leal...................       December 1999      Chairman            September  9, 1945
Adir Pereira Keddi......................       March 1998         Deputy Chairman     November 18, 1947
Alcir Augustinho Calliari...............       July 1995          Member              September 14, 1938
Antonio Jose Sellare....................       April 2002         Member              July 19, 1953
Antonio Manuel Garcia...................       December 1999      Member              February 20, 1940
Eduardo Jose Bernini....................       April 2002         Member              November 18, 1956
Francisco Carlos Coutinho Pitella.......       April 2002         Member              February 9, 1953
Julio Moraes Sarmento de Barros.........       April 2002         Member              December 7, 1937
Ruth Storch Damasceno(1)................       November 1996      Member              June 25, 1952

     -----------
     (1) Ms. Damasceno is the representative of our employees, a board position provided for in our bylaws.


     Fernando Noronha Leal. Mr. Leal is also chairman of the board of directors of Iven S.A., a director of EDP Brasil S.A. and a member of the boards of directors of EDP International S.A. and Bandeirante de Energia S.A. He has also served as chief executive officer of Kaiser Engineers & Constructors and of Petrogal -- Petroleos de Portugal S.A. He holds a degree in economics from the Instituto Superior de Ciencias Economicas e Financeiras da Universidade Tecnica de Lisboa.

     Adir Pereira Keddi. Mr. Keddi was elected deputy chairman of the board of directors on April 30, 2002 and has been a member of the board of directors since March 1998. He is an executive officer of Fundacao Vale do Rio Doce de Seguridade Social. He was previously in the accounting and finance department of ESSO Brasileira de Petroleo S.A. He holds a degree in economics from Faculdade Candido Mendes -- Rio de Janeiro and a masters degree in financial administration from the Centro de Extensao e Aperfeicoamento Profissional of Rio de Janeiro -- CEAP-RJ.

     Alcir Augustinho Calliari. Mr. Calliari is an economic consultant at Brasilconsult. He was previously the chairman of the board of directors, president and chief executive officer of Banco do Brasil S.A. He holds a degree in economics from Faculdade de Ciencias Politicas e Economicas de Cruz Alta -- RS, a law degree from Faculdade Nacional de Direito do Rio de Janeiro and a degree in sociology from Colegio de Filosofia de Iju-Rio Grande do Sul.

     Antonio Jose Sellare. Mr. Sellare is the investor relations director and chief financial officer of EDP Brasil S.A. and chief financial officer of Enertrade Comercializadora de Energia S.A. and of Calibre Participacoes S.A. He is also a member of the board of directors of Bandeirante Energia S.A., the investor relations director and CEO of Iven S.A. and 135 Participacoes S.A. He was previously the treasury director of Banco Axial S.A and the chief financial officer of Organizacoes BMD. He holds a degree in business administration from Pontificia Universidade Catolica-- Sao Paulo.

     Antonio Manuel Garcia. Mr. Garcia is an executive officer of EDP Brasil S.A and a member of the board of directors of Bandeirante de Energia S.A. He was previously the vice-president of Investco S.A. and a director of PROET-Projectos, Engenharia e Tecnologia S.A. He holds a degree in mechanical engineering from the Universidade Tecnica de Lisboa.

     Eduardo Jose Bernini. Mr. Bernini is the president and chief executive officer of EDP Brasil S.A. and Enertrade Comercializadora de Energia S.A. He is also the chairman of the board of directors of Bandeirante Energia S.A. and of CERJ-Cia Energetica do Rio de Janeiro. He was previously the president of COEX-Comite Executivo do Mercado Atacadista de Energia-MAE, the chief executive officer of VBC Energia S.A., the chief executive officer of Eletropaulo-Metropolitana de Eletricidade de Sao Paulo S.A., the chief executive officer of EBE-Empresa Bandeirante de Energia S.A. He holds a degree in economics from Universidade de Sao Paulo -- USP and a master's degree in economic development theory from Pontificia Universidade Catolica de Sao Paulo and in the energy sector economy from Universidade de Sao Paulo -- USP.

     Francisco Carlos Coutinho Pitella. Mr. Pitella is the investor relations director of GTD Participacoes S.A. He was previously a director of Vale do Rio Doce Aluminio S.A. and a member of the board of directors of Valesul and Mineracao Rio do Norte. He holds a degree in civil engineering from Escola Nacional de Engenharia da Universidade Federal do Rio de Janeiro.

     Julio Moraes Sarmento de Barros. Mr. Barros is a member of the board of directors of EDP Brasil S.A. and since January 2002, he has been an alternate member of the board of directors of EDP, S.A. He was previously the chief executive officer of Bandeirante Energia S.A., director of the Camara Portuguesa de Comercio do Brasil, and a manager of Eletricidade de Lisboa e Vale do Tejo, S.A. He holds a degree in electric engineering from the Instituto Superior Tecnico da Universidade Tecnica de Lisboa.

     Ruth Storch Damasceno. Ms. Damasceno is the president of CINVES. She holds a degree in business administration from the Universidade Federal do Espirito Santo.

Executive Officers

     Our executive officers are elected by the board of directors for a three-year term, although any executive officer may be removed by the board of directors before the expiration of his term. Our executive officers, as well as other officers, are responsible for our day-to-day management.

     On October 16, 2001, Francisco Luiz Sibut Gomide, our former chief executive officer, resigned. As of the date hereof, we have not elected a new chief executive officer.

     Set forth below, are the names, positions, dates of birth and brief biographical descriptions of our executive officers at May 31, 2002.

Name                          Position                       Date of Birth
----                          --------                       -------------
Sergio Pereira Pires.......   Chief Financial Officer        September 13, 1959
Antonio Soares Diniz.......   Technical Officer              October 6, 1941

     Sergio Pereira Pires. Mr. Pires has been the chief financial officer of ESCELSA since June 1997 and of ENERSUL since November 1997. He was previously a director of Grupo Habitasul and a corporate director of Banco Multiplic. He holds a degree in economics from the Universidade de Sao Paulo and a master's degree in finance from the Fundacao Getulio Vargas.

     Antonio Soares Diniz. Mr. Diniz has been the technical officer of ESCELSA since October 1995 and of ENERSUL since November 1997. He was previously the director of operations and a superintendent of planning of COPEL. He holds a degree in electromechanical engineering from the Universidade Federal de Minas Gerais.

B.   Compensation

     For the year ended December 31, 2001, the aggregate compensation paid by us to all directors, executive officers and members of our audit committee for services in their respective capacities was approximately R$2.4 million. At the annual shareholders' meeting held on April 30, 2002, the shareholders of ESCELSA determined that an aggregate compensation of R$2.7 million would be paid to our directors and executive officers for the year ending on December 31, 2002.

     Neither the members of our board of directors nor our executive officers receive pension benefits from us.

     At December 31, 2001, the members of our board of directors and our executive officers owned an aggregate of 10 common shares of our capital stock.

C.   Board Practices

     According to our bylaws, the terms of the current members of our board of directors expire in April 2005.

     Our executive officers are elected for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his term.

     None of the members of our board of directors or our executive officers is a party to an employment contract providing for benefits upon termination of employment.

Audit Committee

     Under Brazilian corporate law, the Conselho Fiscal (audit committee) is a corporate body independent of management and a company's external auditors. A Brazilian audit committee is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the audit committee is to review management's activities and the financial statements, and report its findings to the shareholders. Under Brazilian corporate law, the audit committee may not contain members that are on the board of directors, on the executive committee, the company's employees, employees of a controlled company or of a company of the same group, as well as a spouse or relative of any member of the company's management. In addition, the Brazilian corporate law requires the audit committee to receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires an audit committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

     We have a permanent audit committee whose members are elected at the annual shareholders' meeting, with their terms lasting until the next annual shareholders' meeting after their election. The current members and their respective alternates were elected by our shareholders on April 30, 2002.

Name                                              Position
----                                              --------
Carlos Roberto Veroneze.....................      Effective member
Dionisio Leonidas de Medeiros Neto..........      Alternate
Waldir Nascimento...........................      Effective member
Adilson Rodrigues Fontes....................      Alternate
Eduardo Soares..............................      Effective member
Allain Brasil Bertrand Junior...............      Alternate

D.   Employees

     At December 31, 2001, we employed 2,466 persons. We provide our employees with a course for quality management, known as the Total Quality Management Continuing Education Program, consisting of eleven sections (totaling 360 hours of classes). In 1999, 284 employees were enrolled and the program ended during 2000. In 2001, a new group of employees began this program. In 2001, our total investment in development and training activities amounted to R$1.0 million, comprising 166,899 hours of training, with an average of 68 hours of training per employee.

     Since 1997, part of each employee's compensation is linked to previously agreed upon goals. The program has presented good results, increasing productivity and efficiency gains.

     The following table sets forth the number of employees for the periods indicated:

                                                        At December 31,
                                                   2001       2000     1999
                                                 --------  --------  --------
    Professionals (including engineers,
      accountants, economists and attorneys)...       659     2 574      2553
    Management.................................        73        74        72
    Operational................................     1,734     1,903     2,007

      Total....................................     2,466     2,551     2,632

     We provide our employees and their dependents with medical and dental assistance through a system that uses a network of accredited doctors and services. We pay the major portion of the costs for these services, with a smaller amount being paid by the employees. In 2001, we spent R$4.3 million on this assistance.

     We and our subsidiaries are sponsors of retirement benefit plans, which are managed by Fundacao ESCELSA de Seguridade Social - ESCELSOS or ESCELSOS and Fundacao ENERSUL. ESCELSOS and Fundacao ENERSUL are non-profit entities, whose main focus is to supplement the benefits provided by the federal social security system to our employees. The majority of our employees participate in these pension plans. In 2001, we contributed an aggregate of R$4.5 million to the funds. See note 22 to our financial statements.

     In Brazil, employees have the right to organize unions. Within the confines of a defined geographic area, employees belonging to any specific professional category and employees constituting a specific economic category may each be represented by only one union. Individual unions generally belong to state-wide union federations, which in turn belong to nationwide union confederations.

     ESCELSA's employees are members of the Sindicato dos Trabalhadores na Industria de Energia Eletrica no Estado do Espirito Santo -- SINDES and ENERSUL's employees are members of the Sindicato dos Trabalhadores na Industria e Comercio de Energia no Estado de Mato Grosso do Sul -- STICE-MS.

     We believe that our relationships with our employees and their respective labor unions are generally good.

E.   Share Ownership

     As of December 31, 2001, the members of our board of directors and our executive officers, on an individual basis and as a group, beneficially owned less than one percent of our common shares. None of the members of our board of directors or our executive officers holds any options to purchase our common shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     At ESCELSA's privatization auction held on July 11, 1995, 50% (plus one) of the common shares of ESCELSA were acquired by Iven and GTD. Iven and GTD are currently parties to a shareholders' agreement which provides them with joint control of our operations. See "--Shareholders' Agreement."

     In August 1999, EDP -- Eletricidade de Portugal acquired 73% of Iven, and since that date control of Iven has been shared between EDP and Opportunity Fund.

     GTD is a holding company that invests in Brazil's electricity sector and is owned by 17 Brazilian pension funds, including Caixa de Previdencia dos Funcionarios do Banco do Brasil -- PREVI, Instituto Aerus de Seguridade Social, Fundacao de Assistencia e Previdencia Social BNDES -- FAPE, Fundacao Telebras de Assistencia Social -- SISTEL, Fundacao Eletrobras de Seguridade Social, Real Grandeza Fundacao de Previdencia e Assistencia and other foundations.

     The following table sets forth information with respect to ownership of our common shares as of December 31, 2001.

                                                                                Percentage
Shareholder                                                 Number of Shares    of Total
-----------                                                 ----------------    ----------
Iven.......................................................      2,378,673         52.27%
GTD........................................................      1,137,709         25.00
Fundacao Central Bank de Previdencia Privada - CENTRUS.....        275,678          6.06
Officers and Directors as a group..........................             10           *
Others.....................................................        966,388         16.67
                                                             ---------------    ----------
Total......................................................      4,550,833        100.0%

-------------
* Less than 1%.

Shareholders' Agreement

     Iven and GTD entered into a shareholders' agreement on July 10, 1995 when they purchased, in a consortium, 50% (plus one share) of the voting stock of ESCELSA. Shares purchased by GTD and Iven pursuant to the privatization of ESCELSA may not be sold without the prior authorization of ANEEL. The shareholders' agreement expires on July 10, 2002. See "Item 2C. Risk Factors--Risks Relating to Us and Our Notes--We are controlled by a few shareholders that act in concert to control all our subsidiaries and us and we may be controlled by one shareholder in the future." The joint ownership of a majority of our voting shares gives Iven and GTD the ability to control the election of the majority of the members of our board of directors, as well as the ability to determine the outcome of major decisions requiring the approval of our shareholders. According to the shareholders' agreement, no shares held by Iven and GTD subject to the agreement may be voted unless both parties agree to vote in the same manner. Accordingly, if Iven and GTD do not agree as to any particular matter, a deadlock would result.

B.   Related Party Transactions

     Our concession contracts require that we obtain approval from ANEEL prior to entering into commercial relationships with any of our shareholders. Our transactions with our affiliates are restricted by the provisions of the indenture that governs the notes.

     Banco Opportunity S.A., an affiliate of the Opportunity Fund, which is also one of Iven's shareholders, is among the several banks that manage our pension fund, ESCELSOS. Fund managers are paid 15% of any return above IGP-M plus 8%.

C.   Interest of Experts and Counsel

     Not applicable.


ITEM 8.   FINANCIAL INFORMATION

A.   Consolidated Statements and Other Information

     See Item 18 for a list of financial statements filed with this annual report.

Legal Proceedings

     We are party to certain lawsuits and administrative proceedings before various courts involving tax, labor and civil matters. The principal lawsuits currently in process are as follows:

     Tax Litigation

     Brazilian companies are required to pay contributions to the PIS Program (Program for Social Integration) and COFINS (Program for Financing Social Security). The rates for these contributions are 0.65% and 3.0% (2.0% in 1998 and 1997) of the revenues, respectively. ESCELSA and ENERSUL have filed lawsuits against the Brazilian government questioning the constitutionality of (i) with respect to COFINS, contributions relating to non-operational and financial income and (ii) with respect to PIS, the contributions relating to income related to the sales of energy, and to non-operational and financial income.

     Our management believes that the ultimate outcome of these tax-related proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2001, we had reserved R$128.1 million for these contingencies, of which R$97.4 million is deposited in judicial escrow accounts in connection with these lawsuits.

     Labor Claims

     We are party to several labor-related lawsuits, including a lawsuit filed by the Sindicato dos Trabalhadores da Industria de Energia Eletrica do Estado do Espirito Santo -- SINDEES (the labor union in the State of Espirito Santo for the electricity sector), as well as several disputes filed by employees and former employees related principally to our wage structure and overtime. As of December 31, 2001, we had reserved R$20.0 million for labor contingencies, of which R$11.6 million is deposited in judicial escrow accounts in connection with these lawsuits.

     We believe, based on the judgment of our management and our legal counsel, that the amount provisioned is sufficient to cover the probable losses from lawsuits that remain pending, with a range of possible loss 10% higher or lower than the reserved amount.

     Civil Litigation

     We are party to civil lawsuits and administrative proceedings arising from the ordinary course of our business. We believe that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2001, we had reserved R$24.4 million for civil litigation, of which R$7.2 million is deposited in judicial escrow accounts in connection with these lawsuits.

     Tariff Litigation

     A number of industrial consumers have brought a lawsuit against ESCELSA and ENERSUL seeking refunds of amounts paid to ESCELSA and ENERSUL as a result of rate increases that became effective during an economic stabilization plan in 1986. The lawsuits claim that such increases were in violation of price controls instituted as part of the economic stabilization plan. Our management believes that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2001, we had reserved R$6.7 million for these contingencies.

Dividend Policy and Dividend Distributions

     Amounts Available for Distribution

     At each annual shareholders' meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of Brazilian corporate law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees' and management's participation in our profits. In accordance with Brazilian corporate law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to:

     o    the legal reserve; and

     o    a contingency reserve for anticipated losses.

     We are required to maintain a legal reserve, to which we must allocate 5% of net profits for each fiscal year until the amount of such reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in respect to any fiscal year in which it, when added to our other established capital reserves, exceeds 30% of our capital. Net losses, if any, may be charged against the legal reserve.

     The Brazilian corporate law also provides for two additional, discretionary allocations of net profits that are subject to approval by the shareholders at the annual meeting. First, a percentage of net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur, or written off in the event that the anticipated loss occurs. Second, if the amount of the mandatory distribution exceeds the realized portion of net profits for the fiscal year, such excess may be allocated to an unrealized revenue reserve.

     The amounts available for distribution may be increased by a reversion of the contingency reserve for anticipated losses constituted in prior years but not realized, or further increased or reduced as a result of the allocations of revenues to or from the unrealized revenue reserve. The amounts available for distribution are determined on the basis of financial statements prepared in accordance with the corporate law method.

     Mandatory Distribution

     The Brazilian corporate law generally requires that the bylaws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our bylaws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of the amounts available for distribution, to the extent amounts are available for distribution.

     The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law, however, permits a publicly held company to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders' meeting that the distribution would be inadvisable in view of the company's financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors shall file a justification for such suspension with the CVM. Also, a publicly held company may suspend the payment of dividends exclusively for purposes of raising funds through the issuance of nonconvertible debentures. Profits not distributed by virtue of the suspension mentioned above shall be attributed to a special reserve and, if not absorbed by subsequent losses, shall be paid as dividends as soon as the financial condition of such company permits such payments.

     Payment of Dividends

     We are required by the Brazilian corporate law and by our bylaws to hold an annual shareholders' meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian corporate law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholder's resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The Brazilian corporate law also permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.

     Dividend Distributions

     The following table sets forth our historical payments of dividends to our shareholders.



                                   Period in which profits      Total amount of
           Date of Approval            were generated             distribution
     ------------------------    ----------------------------   ---------------

     April 1999...............   Year ended December 31, 1998     R$72.1 million
     April 2000...............   Year ended December 31, 1999           -*
     April 2001...............   Year ended December 31, 2000     R$13.2 million
     April 2002...............   Year ended December 31, 2001           -*

     -----------------------
     * No dividends were declared for the years ended December 31, 2001 and 1999 because we had net losses for such periods.


     The declaration of annual dividends, including dividends in excess of the mandatory distribution, requires approval by the vote of the majority of the holders of our common stock. The amount of any distributions will depend on many factors, such as our results of operations, financial condition, cash requirements, prospects and other factors deemed relevant by our board of directors and shareholders.

B.   Significant Changes

     No significant changes or events have occurred after the close of the balance sheet date at December 31, 2001, other than the events already described in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.   Offer and Listing Details

     The carrying value of our notes as of December 31, 2001, consisting of the fair value of the notes based on the bid price as of such date, was R$860.0 million. At December 31, 2001 and May 31, 2002 the notes were trading at 86.0% and 88.0% of their face value, respectively.

B.   Plan of Distribution

     Not applicable.

C.   Markets

     Our common shares are traded on the Sao Paulo Stock Exchange in Brazil and are not traded in the United States. The notes are listed on the Luxembourg Stock Exchange.

D.   Selling Shareholders

     Not applicable.

E.   Dilution

     Not applicable.

F.   Expenses of the Issue

     Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.   Share Capital

     Not applicable.

B.   Memorandum and Articles of Association

     Set forth below is certain information concerning our capital stock and a brief summary of certain significant provisions of our by-laws and the Brazilian corporate law. This description does not purport to be complete and is qualified by reference to our by-laws (an English translation of which has been filed with the Securities and Exchange Commission) and to the Brazilian corporate law.

Corporate Purposes

     We are a share company with principal place of business and jurisdiction in the City of Vitoria, Brazil, governed mainly by our by-laws and by the Brazilian corporate law.

     In accordance with our by-laws, our main purposes are: (a) to carry out studies, projects, constructions and operations of production mills, transmission lines and distribution of electric power, as well as to enter into trading acts arising from such activities, while retaining the right to simultaneously join other corporations for the accomplishment of other projects;
(b) to develop activities associated with the rendering of electric power service, such as multiple use of electric power poles, through assignment to other users, data transmission through installations while observing relevant legislation, rendering of operational technical services, maintenance and planning of third-party electrical installations, optimization services of energy processes and consumer electrical installations, supply of expensive assignment lines, land subject to mill exploration, and reservoirs for better electric power use and supply; (c) to join study groups, syndicates, association groups or any other entity for research purposes in the energy sector or for the training of technical personnel which may be deemed necessary, as well as for the rendering of technical, operational and administrative support services to electrical power subsidiary companies in the public sector.

Capital Stock and Dividend Policy

     General

     As of December 31, 2001, our capital stock in reais was R$153,946,942.07. Our share capital is comprised of registered common shares, all without par value. Our share capital consists of a total of 4,550,833 issued common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$1,000,000,000.00, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting.

     Mandatory Annual Distribution

     Under our bylaws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual distribution, to be paid out within 60 days of the annual shareholders' meeting in which the distribution is approved. The Brazilian corporate law permits, however, a public company to suspend payment of the mandatory distribution (i) if the board of directors and the conselho fiscal report to the shareholders' meeting that the distribution would be incompatible with our financial condition, subject to approval by the shareholders' meeting or (ii) for purposes of raising funds through the issuance of nonconvertible debentures. The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders' meeting. Profits not distributed due to such suspension must be allocated to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as our financial situation permits such payments. There is no restriction on our repurchase or redemption of shares while the mandatory distribution is suspended due to duly approved and justified financial reasons, other than the generally applicable restrictions on trading by companies with their own shares, as set forth in the Brazilian corporate law and in the rules and regulations issued by CVM.

     Voting Rights

     Each common share entitles its holder to one vote at our shareholders' meetings.

     Allocation of Net Income

     At each annual shareholders' meeting, our by-laws require our board of directors to recommend that net income for the preceding fiscal year from which income tax and losses carried forward from prior fiscal years have already been deducted be allocated as follows:

     o 5% for a legal reserve that will not exceed 20% of our paid-in capital;

     o    at least 25% for mandatory distribution to shareholders; and

     o any balance to be allocated in the manner determined by the shareholders.

     Under the Brazilian corporate law, payment of the mandatory dividend is not required if the board of directors has formally declared such distribution to be inadvisable in view of the company's financial condition and has provided the shareholders at the annual shareholders' meeting with an opinion to that effect which has been reviewed by the conselho fiscal and reported to the CVM prior to such meeting. See "Item 8A. Financial Information -- Consolidated Statements and Other Information -- Dividend Policy and Dividends -- Mandatory Distribution."

C.   Material Contracts

Contract for the Installment of Transmission Services

     On October 28, 1999, ESCELSA and ONS entered an agreement to render transmission of electric energy services, in which ESCELSA grants to ONS authorizations for the management and coordination of the transmission services rendered by ESCELSA and to represent the latter before its customers to execute the contracts for the use of the transmission system. This agreement will terminate on the date of the expiration of the ESCELSA concession contract. Under this agreement, ESCELSA is responsible for:

     o    implanting, protecting and maintaining the installations,

     o    reporting to ONS so it may supervise and control the system, and

     o    providing telecommunication services.

     ESCELSA is also responsible for measuring the volume of energy sold to each customer and for billing such customers for the energy consumed.

Contract for Use of the Transmission System

     On October 28, 1999, ESCELSA and ONS also entered into a contract providing for the use by ESCELSA of the system of transmission of electric energy controlled and operated by ONS, for distribution of that electric energy in its concession area. The term of this agreement is until the expiration of the concession obtained by ESCELSA. Under this agreement, ESCELSA is required to provide ONS with the information necessary for the operation of the system. ESCELSA shall pay ONS a monthly tariff for the use of the transmission system, including for eventual excess of demand and overloads in the installation and equipments of ESCELSA, at the amounts established pursuant to regulations implemented by ANEEL.

Contract for Connection to the Transmission System

     ESCELSA entered into a contract, effective June 10, 1999, with FURNAS, a transmitter of electric energy, providing for ESCELSA's connection to FURNAS' transmission system, for the purpose of acting as a distributor of the electric energy in its concession area. Under this agreement, ESCELSA and FURNAS jointly assume responsibility for the operation and maintenance of installations of connection and/or points of connection of their property as well as guarantee mutual access to all such facilities. In addition, this contract imposes responsibility on both parties for the evaluation of the operative conditions and identification of necessary adaptations to the facilities. However, it is ESCELSA's sole responsibility to forecast the load of installations to FURNAS. ESCELSA must pay FURNAS a monthly tariff for the installation of connection and/or points of connection of FURNAS' property, for every month of use of that connection, at the amounts established by ANEEL, in the same proportion.

Contract for Purchase and Sale of Electric Energy

     ESCELSA entered into an agreement to purchase electric energy and demand from FURNAS in order to distribute such energy to the public in ESCELSA's concession area. The contract became effective on August 7, 1999 and continues in effect until December 31, 2005, throughout which time, ESCELSA is required to purchase certain amounts of electricity generated by FURNAS, at tariffs set by ANEEL. ESCELSA's commitment may be reduced by the amount of ESCELSA's generation capacity increases. Therefore, if ESCELSA were to increase its generation capacity in accordance with approvals received from ANEEL, required purchase amounts from FURNAS would be reduced accordingly. If ESCELSA were to require energy purchases in an amount greater than that established in ESCELSA's initial contracts, however, FURNAS' obligation to supply such energy would be contingent on availability. ESCELSA also has the right to immediately reduce purchases from FURNAS if a large customer terminates its contract with ESCELSA.

Indenture for the Notes

     We entered into an indenture dated as of July 28, 1997 with The Chase Manhattan as Trustee for the issuance of our 10% senior Notes due 2007 in the total amount of U.S.$500 million, or the notes.

     We agreed, among other things, to:

     o    limitations on our indebtedness;

     o    limitations on restricted payments;

     o    limitations on dividend payments;

     o    limitations on the issuance of Capital Stock of our subsidiaries;

     o    limitations on issuances of guarantees by our subsidiaries;

     o    limitations on asset sales;

     o    limitations on transactions with our shareholders and our affiliates;

     o    repurchase of the notes upon a change of control;

     o    limitations on liens;

     o    limitations on sale-leaseback transactions; and

     o    limitations on the consolidation, merger and sale of assets.

D.   Exchange Controls

     Brazilian law provides that, whenever there is a significant imbalance in Brazil's balance of payments or reasons to foresee such an imbalance, temporary restrictions may be imposed on the conversion of Brazilian currency into foreign currencies and on remittances of foreign capital abroad. For approximately six months in 1989 and early 1990, for example, the Brazilian government imposed remittance restrictions on all dividend and capital repatriations that were owed to foreign equity investors and held by the Central Bank in order to conserve Brazil's foreign currency reserves. These amounts were subsequently released in accordance with Brazilian federal directives.

     The Central Bank has authorized the issuance of the notes and issued a certificate of foreign capital registration authorizing us to make any payment under the notes requiring the conversion of reais into U.S. dollars (including any payment made upon enforcement of a judgment against us). However, additional Central Bank authorization is needed for the payment of the notes upon acceleration or for certain late payments of the notes generally. These exchange control regulations generally have not affected repayment obligations of securities of a type similar to the notes. There can, however, be no assurance that the Brazilian government will not in the future impose more restrictive foreign exchange regulations that would have the effect of preventing or restricting our access to foreign currency that it may require to meet its foreign currency obligations under foreign currency denominated liabilities (including the notes).

     See "Item 3. Key Information-- Exchange Rates" for more information on exchange rates of the real versus the U.S. dollar.

E.   Taxation

General

     The following is a summary of certain material Brazilian and U.S. federal income tax consequences resulting from the investment in, and ownership and disposition of, the notes, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to invest in, or own and dispose of, the notes. While this description is considered to be a correct interpretation of existing laws and regulations in force as of the date of this annual report, no assurance can be given that the courts or fiscal authorities responsible for the administration of such laws and regulations will agree with this interpretation or that changes to such laws and regulations will not occur. The discussion of Brazilian tax matters is based upon the advice of Ulhoa Canto, Rezende e Guerra -- Advogados, Rio de Janeiro, Brazil. The discussion of U.S. federal income tax matters is based upon the advice of Shearman & Sterling, New York, New York.

     Investors and holders of the notes should consult their own tax advisors as to the Brazilian, U.S. or other tax consequences of the purchase, ownership and disposition of the notes including the particular tax consequences to them in light of their particular investment circumstances.

     Although at present there is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. There can be no assurance, however, as to whether or when a treaty will enter into force or how it will affect holders of the notes.

Brazilian Tax Considerations

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of foreign companies and persons not resident in Brazil in general are taxed in Brazil when derived from Brazilian sources unless there exists a tax treaty between Brazil and the country of domicile of the non-resident providing otherwise.

     Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the notes and the price at which the notes are redeemed ("original discount") payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, pursuant to Law No. 9,481 dated August 13, 1997, the applicable income tax rate for negotiable instruments such as the notes was reduced to zero with respect to payments of interest, fees and commissions made during 1997, provided that such negotiable instruments have a minimum maturity of 96 months. In accordance with Article 1st of Law No. 9,959 dated January 27, 2000, negotiable instruments such as the notes which are issued as of January 1, 2000, are no longer eligible for this rate reduction.

     We believe and intend to take the position for Brazilian tax reporting purposes that, as long as the principal paying agent is located in Japan and payment to the principal paying agent discharges our obligations to make payments in accordance with the notes, interest and other income with respect to the notes will be subject to Brazilian withholding tax at a rate of 12.5% under the tax treaty in effect between Brazil and Japan. In any event, under the terms of the notes, we are required to gross up noteholders for any Brazilian withholding tax, subject to customer exceptions. We have the right to redeem the notes at par in the event that it is required to gross up for Brazilian withholding tax at a rate in excess of 15%.

     Any earnings or capital gains made outside Brazil as a result of a transaction between two non-residents of Brazil with funds not located in Brazil are not subject to tax in Brazil. In such transactions, the gains obtained by a non-resident in the purchase and sale of the notes to non-residents are not subject to tax in Brazil. However, any gains obtained by a non-resident in the sale of the notes to a Brazilian resident may be subject to tax in Brazil.

     On August 15, 1996, the Brazilian Congress approved Constitutional Amendment No. 12 creating a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira (the provisional contribution on transfers of value and of credits and rights of a financial nature, or CPMF). Based on such Amendment, Federal Law No. 9,311 dated October 24, 1996 was enacted, determining the creation of the CPMF tax. Under Law No. 9,311/96, all financial debit and money transfers effected as from January 23, 1997 until February 23, 1998 will be subject to the assessment of the CPMF tax at the rate of 0.20%. Law No. 9,539 dated December 12, 1997 extended the assessment of the CPMF tax at the same rate of 0.20% until January 23, 1999. Constitutional Amendment No. 21 dated March 28, 1999, extended the CPMF for a period of three years with a tax rate of 0.38% within the first year, starting on June 17, 1999 and of 0.30% thereafter. From March 18, 2001, the tax rate was increased to 0.38% by Constitutional Amendment No. 31 dated December 14, 2000, and Decree No. 3,775 dated March 15, 2001. Constitutional Amendment No. 37 dated June 12, 2002 further extended until December 31, 2004 the CPMF and determined that from January 1, 2004 the CPMF rate will be reduced to 0.08%.

     Portaria No. 241 of October 31, 1996 imposed a tax on foreign exchange transactions ("IOF tax") related to the entry into Brazil of proceeds resulting from foreign loans (including the issue of debt securities such as the notes). Initially the IOF tax had varying rates depending upon the final maturity of the transaction. Consequently, in case of early redemption or payment of the notes a tax at a rate varying from 3% to 0%, depending on the date of redemption, would have been assessed on the corresponding proceeds. However the IOF tax is a tax upon the Brazilian issuer (in this case, us) and will have no effect on the amounts received by the holders of the notes. We thus would be liable for and would pay the IOF tax as well as any charges imposed by Brazilian tax authorities on Brazilian issuers. Portaria No. 5 of January 21, 1999 and Decree No. 2,219 of May 2, 1997 reduced the IOF tax rate to 0%. There can be no assurance that the IOF tax rate will not be increased in the future.

     There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes).

U.S. Federal Income Tax Considerations

     The following discussion, which is a summary of certain material U.S. federal income tax considerations relevant to the investment in, and ownership and disposition of, the notes, is limited to investors in notes who hold such notes as capital assets. This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to holders of notes in light of their particular circumstances or to holders of notes subject to special treatment under U.S. federal income tax law (including, but not limited to, life insurance companies, dealers in securities, financial institutions, tax-exempt organizations and persons having a functional currency other than the U.S. dollar).

     As used herein, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for United Sates federal income tax purposes) is a beneficial owner of the notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the notes that is a partnership and partners in such partnership should consult their U.S. tax advisors. As used herein, a "non-U.S. Holder" means a beneficial owner of a note that is not a U.S. Holder.

     Payments of Interest

     Stated interest payable on the notes (and additional amounts, if any) generally will be includible in the gross income of the U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. The amount of income taxable to a U.S. Holder will include the amount of any Brazilian taxes withheld (as described above under "Brazilian Tax Considerations") by us in respect thereof. Thus, a U.S. Holder could be required to report income in an amount greater than the cash it receives in respect of payments on its notes. Such interest income will be treated as derived from sources outside the United States.

     Foreign Tax Credit

     Interest income typically is treated as "passive" or "financial services" income and is considered separately (together with other items of passive or financial services income) for purposes of applying certain limitations on the claiming of foreign tax credits under U.S. federal income tax law. However, if interest income derived by a U.S. Holder in respect of the notes is subject to Brazilian withholding tax at a rate of at least 5%, then such interest should represent "high withholding tax interest" to the U.S. Holder (together with other items of high withholding tax interest), and the foreign tax credit limitations will apply separately to foreign income taxes attributable thereto.

Subject to such limitations and certain other conditions, any Brazilian income taxes withheld from interest income derived by a U.S. Holder in respect of the notes may be eligible for credit against the U.S. federal income tax liability of the U.S. Holder. A U.S. Holder may not be able to obtain a foreign tax credit benefit with respect to Brazilian income taxes, if any, imposed on any gain resulting from a disposition of the notes, as such gain generally will not constitute foreign source income. In lieu of claiming a credit for any foreign income taxes paid in a taxable year, a U.S. Holder may elect to deduct such foreign income taxes in computing its U.S. federal taxable income. The rules relating to foreign tax credits are complex, and U.S. Holders should consult their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

     Market Discount and Premium

     If a U.S. Holder purchases a note for an amount that is less than its stated principal amount, such note will be treated as having "market discount" equal to the amount of such difference (unless such difference is less than a specified de minimis amount).

     Unless a U.S. Holder elects to accrue market discount as described below, such U.S. Holder will be required to treat any partial principal payment on, or any gain realized on the sale, exchange, or retirement of, a note having market discount as ordinary income to the extent of the lesser of (i) the amount of such payment or realized gain or (ii) the market discount that has not previously been included in gross income and is treated as having accrued on such note at the time of such payment or disposition. Market discount on a note, if any, will be considered to accrue on a straight-line basis during the period from the date of acquisition to the maturity date of the note, unless the U.S. Holder elects to accrue on a constant yield basis.

     A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note having market discount until the maturity of the note or its earlier disposition. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a straight-line or a constant yield basis), in which case such U.S. Holder will not be subject to the rules described above regarding the treatment of gain upon the disposition of, and the receipt of certain cash payments on, a note as ordinary income and regarding the deferral of interest deductions.

     If a U.S. Holder purchases a note for an amount that is greater than its stated principal amount, such U.S. Holder will be considered to have purchased the note at a "premium" equal to such excess, and may elect to amortize such premium, on a constant yield basis, over the remaining term of the note (subject to special rules concerning early call provisions). If an election to amortize the premium on a note, if any, is not made, the premium will decrease the gain or increase the loss otherwise recognized on a taxable disposition of the note.

     An election to include market discount in income currently, or to amortize premium, once made, applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

     Sale, Exchange or Retirement of the Notes

     A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder, increased by the amount of any market discount previously included in gross income, and reduced by the amount of any premium amortized and payments (other than payments of stated interest) previously received, by the U.S. Holder with respect to such note. Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued but unpaid interest not previously included in gross income, which will be taxable as ordinary interest income), and such holder's adjusted tax basis in the note. Subject to the foregoing discussion regarding the U.S. federal income tax treatment of notes acquired at a market discount, such gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year at the time of the sale, exchange or retirement. Long-term capital gain recognized by certain non-corporate U.S. Holders (including individuals) will generally be subject to U.S. federal income tax at preferential rates. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Gain from the sale, exchange or retirement of a note by a U.S. Holder generally will be treated as U.S. source income.

     Backup Withholding

     A U.S. Holder may be subject to backup withholding at a rate of 30% on payments of principal of, interest on (and additional amounts, if any), and the proceeds of disposition of, a note. In general, backup withholding will apply only if a U.S. Holder fails to comply with certain identification procedures, fails to properly report payments of interests and dividends or otherwise fails to comply with applicable requirements of the backup withholdings rules. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the Internal Revenue Service.

     Non-U.S. Holders

     A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on (a) interest (and additional amounts, if any) received in respect of the notes, unless such payments are effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or
(b) gains realized on the sale, exchange or retirement of the note, unless (i) such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. Holder, such non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which it files reports and other information with the Securities and Exchange Commission, or the Commission. Reports and other information filed by us with the Commission may be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 233 Broadway, New York, New York 10279. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     We also file financial statements and other periodic reports with the CVM.

     Copies of our annual reports on Form 20-F and documents referred to in this annual report and our bylaws will be available for inspection upon request at our headquarters at Rua Sete de Setembro, 362, Vitoria, Espirito Santo, Brazil 29015-000.

I.   Subsidiary Information

     Not applicable.

ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of its dollar-denominated, short- and long-term debt, we are exposed to changes in exchange rates between the real and the U.S. dollar. We are also exposed to changes in interest rates and inflation rates. Virtually all of our real-denominated, short- and long-term debt bears interest at floating rates and the principal amount of some of this debt is also indexed for inflation.

Foreign Exchange Rate Sensitivity

     All of the amounts below are in thousands of reais, translated at the commercial selling rate on December 31, 2001 of R$2.3204 to U.S.$1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency denominated liabilities as of December 31, 2001 include the notes, in the principal amount of R$999,995, and other U.S. dollar-denominated borrowings in the amount of R$149,904, for a total of R$1,149,899. In addition to the principal amount to be paid by ESCELSA in connection with the notes, ESCELSA is required to make payments of interest on the notes in the amount of R$100,000 per year from 2002 to 2007.

     Of the other U.S. dollar-denominated borrowings, in the total amount of R$149,904 at December 31, 2001, R$56,566 were short-term loans and R$93,338 were long-term loans. These loans bear interest ranging from 5.0% to 12.0% per annum.

     As of December 31, 2001, approximately 99% of our cash and cash equivalents, in the total amount of R$256,678, were invested in dollar-linked instruments. We believe that over the long-term we can raise its tariffs in reais sufficiently to generate cash to pay the principal and interest on the U.S. dollar-denominated loans, although there can be no assurance in this regard.

     We hedge 99% of our marketable securities with U.S. dollar-linked instruments.

Interest Rate Sensitivity and Sensitivity to Inflation Rates

     We also has loans denominated in reais, which bear interest at variable rates. The principal amount of certain loans is also indexed to inflation. In times of high inflation, the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate, or TJLP, is generally higher, i.e., the nominal rates include an inflation factor. The TJLP ranged from 10.0% to 9.25% in 2001, with an average of 9.50% p.a. Our real-denominated loans bear interest and are indexed as follows:

     Lender               Principal Amount     Interest Rate     Indexation Rate

     BNDES..............      R$384,284         TJLP + 4.0%        not indexed
     Other..............      R$210,695           5 - 12%        IGP-M/INPC/UFIR

     As demonstrated above, we shall pay interest on the BNDES loans at the rate of TJLP plus 4% per annum. However, the agreements with BNDES provide that if the TJLP in a given year is higher than 6% (and, therefore, the total interest rate would be higher than 10%), we will only be required to pay interest at the rate of 10% and the excess will be incorporated into the principal amount of the loan, and amortized over the term of the agreements. As a result, if the TJLP increased over 6%, there would not be any impact on the interest payments on the BNDES loans.

     Of the debt indexed to inflation, approximately R$76.5 million corresponding to the ELETROBRAS loan requires payment of principal of R$23 million in 2002. The remainder of this debt, in the amount of R$164.2 million, is indexed to inflation and has varying payment terms. The contracts with ELETROBRAS specify that indexation is done only on an annual basis. Therefore, the payment due in 2002 was indexed to inflation based on the inflation rate for 2001. Only the payment due in 2003 will be indexed to inflation based on the 2002 inflation rate.

                                                               Expected Maturity Date
                                                                                        There-           Fair
                                      2002    2003     2004   2005    2006   2007   2008  after     Total  Value

LIABILITIES:
Long-Term Debt, including
    current portion
  Denominated in U.S. dollars
         (in thousands):
    Fixed Rate ............           23,997   1,637   6,685  1,530   1,144  431,351    393   5,271 472,010  413,831

  Variable Rate
    Amount ................              381   3,109   3,665  3,666   3,520    3,374  2,010   3,826  23,551   23,551
    Average interest rate..            LIBOR   LIBOR   LIBOR  LIBOR   LIBOR    LIBOR  LIBOR  LIBOR
        Spread range is                  +       +       +      +       +        +      +      +
          1.0% to 6.9%.....           Spread   Spread  Spread Spread  Spread  Spread Spread  Spread

    Average interest rate
    considering LIBOR
    effective on
    December 31, 2001..                 9.6%   10.0%   10.0%   9.9%    9.7%    9.3%   7.0%    7.0%



  Denominated in reais
    (in thousands):

  BNDES financing                     73,340  87,650  93,740 58,735   40,749   16,665 6,193   7,212  384,284  384,284

    Average interest rate..            TJLP    TJLP    TJLP   TJLP     TJLP     TJLP   TJLP    TJLP
           Spread range is              +       +        +     +        +         +      +      +
                    3.8% to 4.0%      Spread  Spread  Spread Spread   Spread   Spread Spread  Spread

    Average interest rate..
  Considering TJLP effective
           on December 31, 2001         3.9%    3.9%    3.9%   3.9%    3.9%     3.9%   3.9%    3.9%

  Other financing............        100,886   9,874   9,184  3,160   4,060     5,114  3,364   2,273   137,915  137,915

                                     CDI
    Average interest rate..          RGPM      IGPM    IGPM
                                     INPC      INPC    INPC   INPC     INPC     INPC   INPC    INPC
           Spread range is             +         +       +      +       +         +      +      +
                     10% to 12%.     Spread   Spread  Spread Spread   Spread   Spread Spread  Spread

  Considering IGP-M effective           8.0%    8.2%    7.9%   8.2%    7.7%     7.6%   7.0%    7.0%

    Fixed Rate in reais....          16,023    4,971   3,947  3,553   3,315    2,837   2,837  15,299   52,782   52,782
    Average interest rate..             7.2%    8.3%    8.3%   8.8%    8.4%     7.8%   7.1%    7.0%

ASSETS:
Denominated in U.S. dollars....     110,618                                                           110,618  110,618

Average rate...................        10.5%             -



ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II


ITEM 1.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 2. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 3.   [RESERVED]

ITEM 4.   [RESERVED]

PART III


ITEM 1.   FINANCIAL STATEMENTS

     See pages F-1 through F-43, in response to Item 18 of this annual report.

ITEM 2.   FINANCIAL STATEMENTS

     a) List of financial statements


                                                                            Page
Report of Independent Public Accountants...............................      F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000...........      F-4

Consolidated Statements of Operations for the years ended
December 31, 2001, 2000 and 1999.......................................      F-6

Consolidated Statements of Changes in Shareholders' equity for the years ended
December 31, 2001, 2000 and 1999.......................................      F-7

Consolidated Statements of Changes in Financial Position for the years ended
December 31, 2001, 2000 and 1999.......................................      F-8

Consolidated Statements of Cash Flows for the years ended
December 31, 2001, 2000 and 1999.......................................     F-10

Notes to the Consolidated Financial Statements for the years ended
December 31, 2001, 2000 and 1999.......................................     F-12


ITEM 3.    EXHIBITS

     None.

                                     ANNEX A

                                GLOSSARY OF TERMS



ANEEL.......................    Agencia Nacional de Energia Eletrica, the
                                Brazilian Electric Energy Regulatory Agency, responsible for regulating the electric energy sector.

Average Tariff or Rate......    Total sales revenue divided by total number of
                                MWh sold for each relevant period. Total sales revenue, for the purpose of computing average tariff or rate, consists of gross revenues not of value-added tax (ICMS).

Capacity Charge.............    The charge for purchases or sales based on
                                contracted firm capacity whether or not used.

Distribution................    Distribution is the transfer of electricity from
                                transmission lines at supply points on the network and its delivery to customers through a distribution system. ESCELSA's distribution system consists of a widespread network of primarily above ground networks and lines at voltages between 11.4kV and 34.5kV. The electricity is passed through distribution transformers and is delivered at a voltage of 127 volts to customers in residential, small industrial and commercial segments as well as to public utilities and other customers.

Distributors................    An organization supplying electricalenergy to a
                                group of consumers by means of a distribution network.

Energy Charge...............    Refers to the variable charge for purchases or
                                sales based on actual electricity consumed.

Final Customer or
Final Consumer
(End User)..................    A customer who uses electricity for its own
                                needs.

Firm Capacity...............    The amount of electric energy that can be
                                delivered from a given power plant with a 95% degree of certainty (or higher), determined in accordance with certain prescribed statistical models.

Gigawatt (GW)...............    1,000,000,000 watts (1,000 megawatts).

Gigawatt-hour (GWh).........    A gigawatt of power that is supplied or demanded
                                for a period of one hour.

Hydroelectric Plant.........    A generation plant which uses water power to
                                turn an electric generator.

Installed Capacity..........    The amount of electric power that can be
                                delivered from a given generator at full power under specified conditions as indicated by the manufacturer.

Interconnected Power System.    Systems or networks connected together by means
                                of one or more links (lines and/or
                                transformers).

Interruptible Energy........    The load of certain consumers for which supply
                                may be interrupted for a specified period of time as per contractual agreement.

Kilovolt (kV)...............    1,000 volts.

Kilowatt (kW)...............    1,000 watts.

Kilowatt-hour (kWh).........    A kilowatt of power that is supplied or demanded
                                for a period of one hour.

Load Factor.................    The ratio, expressed as a numerical value or as
                                a percentage, of the consumption within a specified period (year, month, day, etc.) to the consumption that would result from continuous use of the maximum or other specified demand occurring within the same period.

Megawatt (MW)...............    1,000,000 watts (1,000 kilowatts).

Megawatt-hour (MWh).........    A megawatt of power that is supplied or demanded
                                for a period of one hour.

MVA.........................    One million volt-amperes.

Peak Load...................    The average load (power) during a time interval
                                of specified duration occurring within a given period of time, that time interval being selected during which the average power is greatest.

Primary Energy..............    The energy generated by hydroelectric and
                                thermal plants of the system in order to meet demands for firm service plus reserve requirements.

Secondary Energy............    See interruptible energy.

South Region................    The States of Parana, Rio Grande do Sul and
                                Santa Catarina.

Southeast Region............    The States of Sao Paulo, Rio de Janeiro, Minas
                                Gerais and Espirito Santo.

Substation..................    An assemblage of equipment which interchanges
                                and/or alters or regulates the voltage of electricity within transmission and distribution system.

Thermoelectric Plant........    A generation plant which uses hydrocarbon fuel,
                                such as coal, oil, diesel, natural gas, as a source of energy to turn the electric generator.

Transmission................    The transfer of electricity (in lines with
                                capacity between 750 kV and 34.5 kV) from generation facilities to the distribution system in a charge center by means of the transmission network.

Unbilled Electricity........    Electricity which has been consumed by a
                                customer, but for which a meter reading has not been taken, and thus no corresponding invoice generated.

Volt........................    Standard unit of electric potential or
                                electromotive force.

Watt........................    The basic unit of electric energy.

Wheeling or Transportation..    A transportation charge expressed in reais.

                          INDEX TO FINANCIAL STATEMENTS


                                                                            Page
Report of Independent Public Accountants...................................  F-2
Consolidated Balance Sheets as of December 31, 2001 and 2000...............  F-4
Consolidated Statements of Operations for the years ended
December 31, 2001, 2000 and 1999...........................................  F-6
Consolidated Statements of Changes in Shareholders' equity for the years ended December 31, 2001, 2000 and 1999.....................................  F-7
Consolidated Statements of Changes in Financial Position for the years ended December 31, 2001, 2000 and 1999.....................................  F-8
Consolidated Statements of Cash Flows for the years ended
December 31, 2001, 2000 and 1999........................................... F-10
Notes to the Consolidated Financial Statements for the years ended
December 31, 2001, 2000 and 1999........................................... F-12

Report of Independent Public Accountants

To the Board of Directors and Shareholders of

Espirito Santo Centrais Eletricas S.A. - Escelsa:

(1) We have audited the accompanying consolidated balance sheets of ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA (a Brazilian Corporation) and subsidiaries ("the Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2) We conducted our audits in accordance with auditing standards generally accepted in Brazil and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to in paragraph (1) present fairly, in all material respects, the consolidated financial position of Espirito Santo Centrais Eletricas S.A. - Escelsa and subsidiaries as of December 31, 2001 and 2000, and the results of their operations, changes in shareholders' equity and changes in their financial position for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in Brazil.

(4) Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2001 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting principles generally accepted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(5) Accounting practices of the Company used in preparing the accompanying financial statements conform with accounting principles generally accepted in Brazil (Brazilian GAAP), which vary in certain respects from accounting principles generally accepted in the United States of America ("US GAAP"). The application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the three years in the period ended December 31, 2001 and shareholders' equity of Espirito Santo Centrais Eletricas S.A. - Escelsa and subsidiaries as of December 31, 2001 and 2000 to the extent summarized in Note 25 to the consolidated financial statements. As more fully described in Note 25.2. (c), the reported amounts of shareholders' equity and the net income (loss) as of December 31, 2000 and 1999 under US GAAP have been restated for certain accounting errors for the years presented.

(6) As commented in Notes 5 and 7, the Company and its subsidiary, Enersul, recorded in the financial statements as of December 31, 2001, regulatory assets related to the recovery of revenue losses during the energy rationing period and prepaid expenses related to variations of Parcel A costs (CVA) resulting from the application of Executive Act No. 14 (approved on April 26, 2002 by Law No. 10,438), Resolution No. 90 of the National Electric Energy Agency (ANEEL) and Resolution No. 91 of the Energy Crisis Management Committee (GCE). Additionally, the Company and its subsidiary, Enersul, recorded assets and liabilities related to the sale and purchase of energy within the context of the Wholesale Energy Market (MAE), based on internal estimates, in accordance with guidance provided by ANEEL. The amounts related to tariff recovery for the energy rationing period and the prepaid expenses related to variations of Parcel A costs (CVA) will be realized by means of extraordinary tariff increases already approved by specific resolutions of ANEEL, as well as through inclusion of the CVA in the annual analysis of tariff adjustments.


Vitoria , Brazil,

Deloitte Touche Tohmatsu

June 3, 2002.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

     (In thousands of Brazilian reais at December 31, 2001 and thousands of constant Brazilian reais as of December 31, 2000 )


                                   A S S E T S


                                                      2 0 0 1           2 0 0 0
                                                   ------------       ------------

CURRENT ASSETS:
  Cash and cash equivalents                            2,637               5,746
  Marketable securities                              256,859             272,045
  Accounts receivable                                323,641             191,651
  Allowance for doubtful accounts                    (28,778)             (7,856)
  Other accounts receivable                           32,329              30,395
  Recoverable taxes                                   67,209              20,233
  Material and supplies                                7,255               5,736
  Escrow deposits                                     39,382              39,382
  Prepaid expenses                                       795               5,219
  Deferred regulatory assets - parcel A costs          7,815                   -
  Other credits                                       22,453              24,108
                                                   -----------       ------------
                                                     731,597             586,659
                                                   -----------       ------------

LONG-TERM ASSETS:
  Accounts receivable                                258,462              24,902
   Bonus paid to consumers and costs incurred -
   Emergency rationing program                        47,664                   -
  Affiliates and subsidiaries                         52,849              45,666
  Accounts receivable - UTE Campo Grande                   -              30,054
  Debt issuance  costs                                 3,426               4,195
  Escrow deposits and others                          80,429              60,406
  Deferred income taxes                              231,309             230,295
  Deferred regulatory assets - parcel A costs         86,002                   -
  Others                                              11,425               2,909
                                                   -----------       ------------
                                                     771,566             398,427
                                                   -----------       ------------

PERMANENT ASSETS:
  Investments                                          2,700               6,983
  Property, plant and equipment                    2,293,555           2,270,049
  Goodwill                                           439,770             442,781
                                                   -----------       ------------
                                                   2,736,025           2,719,813
                                                   -----------       ------------
TOTAL ASSETS                                       4,239,188           3,704,899
                                                   ===========       ============




                 The accompanying notes are an integral part of
                       these consolidated balance sheets.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2000

     (In thousands of Brazilian reais at December 31, 2001 and thousands of constant Brazilian reais as of
                               December 31, 2000)


                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                       2 0 0 1             2 0 0 0
                                                                    ------------        -----------
CURRENT LIABILITIES:
  Suppliers                                                            178,976             106,961
  Accrued Payroll                                                        2,389               2,562
  Accrued interest and fees                                             52,787              43,958
  Regulatory charges payable                                            13,240              18,442
  Accrued taxes and social contributions                                48,235              43,024
  Dividends payable                                                      4,083              14,422
  Loans and financing                                                  246,815             128,308
  Accrued pension and other postretirement benefits                      2,420                   -
  Accrued liabilities                                                   22,016              10,227
  Accrual for contingencies                                             39,382              39,382
  Others                                                                12,628              29,610
                                                                    ------------        -----------
                                                                       622,971             436,896
                                                                    ------------        -----------

LONG-TERM LIABILITIES:
  Suppliers                                                             84,600                   -
  Deferred income taxes                                                214,093             236,329
  Surtax charged to consumers - Emergency rationing program             13,148                   -
  Accrued interest and fees                                              1,289                   -
  Loans and financing                                                1,498,063           1,293,277
  Accrued pension and other postretirement benefits                     28,031                   -
  Accrual for contingencies                                            139,811              68,087
  Others                                                                35,694              12,226
                                                                    ------------       ------------
                                                                     2,014,729           1,609,919
  Special liabilities                                                  262,320             247,547
                                                                    ------------       ------------
                                                                     2,277,049           1,857,466
                                                                    ------------       ------------
MINORITY INTEREST                                                      245,343             238,558
                                                                    ------------       ------------
SHAREHOLDERS' EQUITY:
  Capital stock                                                        239,141             239,141
  Capital reserves                                                     849,422             924,069
  Income reserves                                                            -               3,507
                                                                    ------------       ------------
                                                                     1,088,563           1,166,717
  Advances for capital increase                                          5,262               5,262
                                                                    ------------       ------------
                                                                     1,093,825           1,171,979
                                                                    ------------       ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           4,239,188           3,704,899
                                                                    ============       ============


        The accompanying notes are an integral part of these consolidated balance sheets.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     (In thousands of Brazilian reais at December 31, 2001 and thousands of constant Brazilian reais as of December 31, 2000, except per share amounts)

                                                               2001               2000          1999
                                                         ---------------    -------------   -------------
   OPERATING REVENUES:
     Electricity sales to final customers                  1,617,617          1,313,126       1,237,819
     Electricity sales to distributors                        83,519             42,723          39,072
     Other revenues                                           29,646             32,944          22,149
                                                         ---------------    -------------   -------------
                                                           1,730,782          1,388,793       1,299,040

   TAXES ON SALES                                           (345,297)          (330,229)       (308,558)
                                                         ---------------    -------------   -------------
     Net operating revenues                                1,385,485          1,058,564          990,482
                                                         ---------------    -------------   -------------
   OPERATING EXPENSES:
     Electricity purchased for resale                       (675,189)          (500,139)       (501,102)
     Depreciation and amortization                          (149,138)          (140,906)       (129,353)
     Personnel                                              (108,271)          (115,014)       (130,265)
     Regulatory charges                                      (95,852)           (98,233)        (63,947)
     Materials                                               (20,964)           (17,364)        (22,102)
     Third party services                                    (53,640)           (55,834)        (54,091)
     Other expenses                                          (82,510)           (24,061)        (56,230)
                                                         ---------------    -------------   -------------
                                                          (1,185,564)          (951,551)       (957,090)
                                                         ---------------    -------------   -------------
      RESULT BEFORE FINANCIAL EXPENSES                       199,921            107,013          33,392

      FINANCIAL EXPENSES, NET                               (235,831)           (23,499)       (119,345)
                                                         ---------------    -------------   -------------
      INCOME (LOSS) FROM OPERATIONS                          (35,910)           83,514          (85,953)

      NON-OPERATING EXPENSES, NET                            (24,384)           (13,325)        (14,339)
                                                         ---------------    -------------   -------------
      INCOME (LOSS) BEFORE INCOME TAX, SOCIAL                (60,294)            70,189        (100,292)
      CONTRIBUTION AND MINORITY INTEREST
       INCOME TAX AND SOCIAL CONTRIBUTION
        Current                                               (2,189)              (863)              -
        Deferred                                              13,201            (13,365)         69,503
                                                         ---------------    -------------   -------------
                                                              11,012            (14,228)         69,503
                                                         ---------------    -------------   -------------
     MINORITY INTEREST                                       (10,794)            (3,314)         13,509
                                                         ---------------    -------------   -------------
     NET INCOME (LOSS)                                       (60,076)            52,647         (17,280)
                                                         ===============    =============   =============
     SHARES OUTSTANDING AT YEAR END                        4,550,833          4,550,833       4,550,833
                                                         ===============    =============   =============
     NET INCOME (LOSS) PER SHARE - R$                         (13.20)             11.57           (3.80)
                                                         ===============    =============   =============


              The accompanying notes are an integral part of these
                            consolidated statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

              (In thousands of Brazilian reais at December 31, 2001
                 and thousands of constant Brazilian reais as of
                               December 31, 2000)


                                                                                                               Advance
                                                                                                                 for
                                                     Capital    Capital     Income     Retained                Capital
                                                      Stock     Reserves   reserves    Earnings     Subtotal   increase       Total
                                                    --------- ---------- ---------- ------------ ----------- ---------- -----------
BALANCES AS OF DECEMBER 31, 1998                     239,141   918,075    127,388        -        1,284,604   5,262      1,289,866
Proposed dividends (R$6.60 reais per share)             -        -        (30,043)       -         (30,043)    -           (30,043)
Remuneration on construction work in progress           -       17,927      -            -           17,927    -            17,927
Income reserve                                          -        -        (10,344)      10,344         -       -              -
Deferred income tax on price-level                      -        -          -          (91,998)    (91,998)    -           (91,998)
restatement of shareholders equity
Loss for the year                                       -        -          -          (17,280)    (17,280)    -           (17,280)
Absorption of loss                                             (11,933)   (87,001)      98,934         -       -              -
                                                    --------- ---------- ---------- ------------ ----------- ---------- -----------
BALANCES AS OF DECEMBER 31, 1999                     239,141   924,069      -            -        1,163,210   5,262      1,168,472
Deferred income tax on price-level                      -        -          -          (35,895)    (35,895)    -           (35,895)
restatement of shareholders equity
Net income for the year                                 -        -          -           52,647       52,647    -            52,647
Proposed destination of net income for the year-        -        -            188         (188)        -       -              -
    Legal reserve
    Proposed dividends (R$2.91 reais per share)         -        -         (9,681)      (3,564)    (13,245)    -           (13,245)
    Income reserve                                      -        -         13,000      (13,000)        -       -              -
                                                    --------- ---------- ---------- ------------ ----------- ---------- -----------
BALANCES AS OF DECEMBER 31, 2000                     239,141    924,069     3,507        -        1,166,717   5,262       1,171,979
Remuneration on construction work in progress           -         2,325     -            -            2,325    -              2,325
Prior year adjustment - recognition of pension
and other postretirement obligations under CVM
Instruction No. 371 (See note 22)                       -        -          -          (20,403)    (20,403)    -           (20,403)
Loss for the year                                       -        -          -          (60,076)    (60,076)    -           (60,076)
Absorption of loss                                      -      (76,972)    (3,507)       80,479        -       -              -
                                                    --------- ---------- ---------- ------------ ----------- ---------- -----------
BALANCES AS OF DECEMBER 31, 2001                     239,141    849,422     -            -        1,088,563   5,262       1,093,825
                                                    ========= ========== ========== ============ =========== ========== ===========

              The accompanying notes are an integral part of these
                            consolidated statements.

                                                                          1 of 2

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

       (In thousands of Brazilian reais at December 31, 2001 and thousands of constant Brazilian reais as of December 31, 2000)

                                                                         2 0 0 1            2 0 0 0            1999
                                                                     -----------------  ----------------  ------------------
SOURCES OF FUNDS:
From operations
     Net Income (loss)                                                   (60,076)           52,647            (17,280)
     Expenses (income) not affecting net working capital:
     Monetary and foreign exchange variation on long-term assets         176,462            (7,134)           100,180
     and liabilities
     Depreciation and amortization                                       149,138           140,906            129,353
     Loss on disposal of property, plant and equipment                    25,266            17,026             19,105
     Deferred income taxes                                               (13,201)           13,365            (69,503)
     Regulatory assets                                                  (138,591)                -                  -
     Provision for loss on investment                                     12,428                 -                  -
     Provision for contingencies                                          71,724             2,180              5,959
     Minority interest                                                    10,794             3,314            (13,509)
     Others                                                               (1,436)                -                  -
                                                                     -----------------  ----------------  ------------------
                                                                         232,508           222,304            154,305
                                                                     -----------------  ----------------  ------------------

From third parties
     Loans and financing                                                 124,890            71,082            110,631
     Accrual for pension and other postretirement benefits                 7,629                 -                  -
     Decrease in long-term assets                                         49,856                 -                  -
     Affiliates and subsidiaries                                          15,359                 -                  -
     Consumer contributions and donations                                 14,773             5,038              5,865
     Proceeds from sale of investment                                      3,718                 -                  -
     Others                                                                5,780             6,129              3,851
                                                                     -----------------  ----------------  ------------------
                                                                         222,005            82,249            120,347
                                                                     -----------------  ----------------  ------------------
Total sources of funds                                                   454,513           304,553            274,652
                                                                     -----------------  ----------------  ------------------

APPLICATIONS OF FUNDS:
        Increase in long-term assets                                      51,941            39,973             45,477
        Additions to property, plant and equipment                       188,349           180,919            214,388
        Investments                                                            -             2,394             26,717
        Deferred regulatory assets - parcel A costs                       86,002                 -                  -
        Transfer from long-term liabilities to current liabilities        80,542            85,087             78,729
        Proposed dividends                                                 4,083            16,559             30,043
        Re-purchase of senior notes                                            -                 -             37,003
        Bonus paid to consumers and costs incurred-emergency              34,516                 -                  -
           rationing program
        Related parties                                                   47,237            24,093                  -
        Others                                                             2,980                 -                  -
                                                                     -----------------  ----------------  ------------------
Total applications of funds                                              495,650           349,025            432,357
                                                                     -----------------  ----------------  ------------------
DECREASE IN WORKING CAPITAL                                              (41,137)          (44,472)          (157,705)
                                                                     -----------------  ----------------  ------------------



Changes in components of working capital
     Current assets
At beginning of year                                                     586,659            595,728            776,724
At end of year                                                           731,597            586,659            595,728
                                                                     -----------------  ----------------  ------------------
                                                                         144,938             (9,069)          (180,996)
                                                                     -----------------  ----------------  ------------------
     Current liabilities
At beginning of year                                                     436,896            401,493            424,784
At end of year                                                           622,971            436,896            401,493
                                                                     -----------------  ----------------  ------------------
                                                                         186,075             35,403            (23,291)
                                                                     -----------------  ----------------  ------------------
DECREASE IN WORKING CAPITAL                                              (41,137)           (44,472)          (157,705)
                                                                     -----------------  ----------------  ------------------


              The accompanying notes are an integral part of these
                            consolidated statements.

                                                                          1 of 2

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

              (In thousands of Brazilian reais at December 31, 2001
                 and thousands of constant Brazilian reais as of
                               December 31, 2000)

                                                                         2 0 0 1           2 0 0 0           1999
                                                                    -----------------------------------------------------
Operating activities
Net income (loss) for the year                                                (60,076)          52,647           (17,280)
  Adjustments to reconcile net income (loss) to cash provided by operating activities
     Monetary and exchange variation on long-term asset and
     liabilities                                                              176,462           (7,134)          100,180
   Depreciation and amortization                                              149,138           140,906          129,353

   Allowance for doubtful accounts                                             20,922           (1,229)          (1,623)
   Loss on disposal of property, plant and equipment                           25,266            17,026           19,105

   Accrual  for contingencies                                                  71,724             2,180            5,959
   Interest accrued on marketable securities                                 (12,388)          (35,094)         (41,835)
   Gain on extinguishment of debt, net of applicable tax effect                     -                 -         (10,325)
   Provision for loss on investment                                            12,428                 -                -

   Regulatory assets                                                        (218,056)                 -                -

   Minority interest                                                           10,794             3,314         (13,509)

   Deferred income taxes                                                     (13,201)            13,365         (69,503)

   Others                                                                     (1,436)             (342)
                                                                    -----------------------------------------------------
                                                                              161,577           185,639          100,522
                                                                    -----------------------------------------------------
Changes in operating  assets and liabilities
   Accounts receivable                                                       (62,894)          (45,212)         (12,368)
   Marketable securities                                                       29,232             1,212            7,180
   Other accounts receivable                                                  (1,934)           (4,722)         (18,250)
   Recoverable taxes                                                         (46,976)             1,870            (751)
   Bonus paid and costs incurred - emergency rationing program               (34,516)                 -                -
   Deferred regulatory asset - parcel A costs                                (86,002)                 -                -
   Material and supplies                                                      (1,519)             3,665            1,662
   Escrow deposits                                                           (19,203)           (6,863)         (16,591)
   Prepaid expenses                                                           (3,391)             7,938            (390)
   Suppliers                                                                   72,015            24,375            6,664
   Accrued payroll                                                              (173)             (889)            3,451
   Accrued taxes and social contributions                                       5,211              (58)            1,673
   Accrued liabilities                                                         11,789           (1,007)          (1,243)
   Regulatory charges payable                                                 (5,202)             (555)               97
   Accounts receivable - UTE Campo Grande                                      30,054             3,957         (34,132)
   Accrued interest and fees                                                   10,887           (2,408)          (3,955)
   Re-purchase of senior notes                                                      -                 -         (37,003)
   Others                                                                     (4,557)             4,109            7,951
                                                                    -----------------------------------------------------
                                                                            (107,179)          (14,588)         (96,005)
                                                                    -----------------------------------------------------
Net cash provided  by  operating activities                                    54,398           171,051            4,517
                                                                    -----------------------------------------------------


                                                                          2 of 2

Investing activities
     Additions to property, plant and equipment                             (181,065)         (180,919)        (214,388)
     Proceeds from sale of investments                                          3,718                 -                -
     Additions to investments                                                       -           (2,394)         (26,717)
     Net proceeds from marketable securities                                    1,658            59,025          257,432
     Affiliates and subsidiaries                                              (18,368)          (12,244)         (19,350)
     Consumers' contributions and donations-special liabilities                14,773             5,038            5,962
                                                                    -----------------------------------------------------
Net cash provided by (used in) investing activities                         (179,284)         (131,494)            2,939

                                                                    -----------------------------------------------------
Financing activities
     Proceeds from new loans and financing                                    354,587           115,379          156,565
     Repayment of loan and financing                                        (215,031)         (156,421)         (87,629)
     Dividends paid                                                          (17,779)           (1,284)         (77,184)
                                                                    -----------------------------------------------------
Net cash provided by (used in) financing activities                           121,777          (42,326)          (8,248)
                                                                    -----------------------------------------------------
Net decrease in cash and cash equivalents                                     (3,109)           (2,769)            (792)

  Cash and cash equivalents, beginning of year                                  5,746             8,515            9,307
                                                                    -----------------------------------------------------
  Cash and cash equivalents, end of year                                        2,637             5,746            8,515
                                                                    =====================================================
  Supplemental cash flows disclosure-
        Taxes paid                                                             46,976            10,620                -
        Interest paid, net of interest capitalized                            142,342           134,335           92,365



                     The accompanying notes are an integral
                     part of these consolidated statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

     (In thousands of Brazilian reais at December 31, 2001 and thousands of constant Brazilian reais as of December 31, 2000, unless otherwise noted)


1.   THE COMPANY AND ITS OPERATIONS

     a. The Company

Espirito Santo Centrais Eletricas S.A. - Escelsa, a Brazilian corporation ("sociedade anonima") located in the city of Vitoria, State of Espirito Santo, was incorporated on July 1, 1968, as a mixed capital corporation ("sociedade de economia mista") with limited liability, organized under the laws of Brazil and controlled by Centrais Eletricas Brasileiras S.A. - Eletrobras, a company controlled by the Brazilian federal government. In the privatization auction held on July 11, 1995, 50% (plus one share) of the common shares of Escelsa were acquired by Iven S.A. and GTD Participacoes S.A. On January 19, 1996, Escelsa became a registrant with the Comissao de Valores Mobiliarios (the "CVM"), the Brazilian Securities Commission, and presently, its shares are traded on Brazilian stock exchanges in small amounts. Escelsa's core business is the planning, construction and operation of systems for electricity generation, transmission, distribution and the sale of electric energy in the State of Espirito Santo.

 The Company also has a wholly-owned subsidiary, Magistra Participacoes S.A., which has a 76.5% and 41.8% interest in the common and preferred shares of Empresa Energetica do Mato Grosso do Sul S.A. - Enersul ("Enersul"), respectively. Enersul, which was acquired in a privatization bid auction on November 25, 1997, is an electricity generation, distribution and transmission company with operations in the state of Mato Grosso do Sul. The Company also has a 97,40% participation in TV A Cabo Vitoria S.A. - TVIX, which was created on July 4, 1997 and provides cable TV service to condominiums and residences in the municipalities of Vitoria and Vila Velha in Espirito Santo. The Company has a 100% participation in ESCELSA Participacoes S.A. - ESCELSAPAR, which provides internet and information technology services.

ENERSUL is taking steps to raise long-term funding through domestic and international banks in light of its liquidity position as of December 31, 2001 and to improve its overall debt profile, both in terms of costs and maturity.

ENERSUL obtained the following lines of credit from the BNDES (Brazilian Economic and Social Development Bank) (see additional comments below under part c of this section):

     o Advance of R$71,553 related to 90% of the revenue losses due to rationing (June 2001 through February 2002), which will be amortized through an extraordinary tariff recovery, of which R$22,010 was made available in 2002;

     o Financing of R$33,000 for the capital investment program for the period 2001 through 2003;

     o As per Resolution 123/CGE of March 15, 2002, the Emergency Crisis Management Chamber authorized financing in the amount of R$22,000, corresponding to 90% of "Parcel A" costs (non-controllable costs) for 2001.


Management expects that with measures taken and lines of credit obtained, that the Company's liquidity will improve, as will the profitability of its operations.

     b. Regulatory environment

As a public concessionaire of electric utility services, the parent Company and its subsidiary Enersul are subject to regulations established by the Agencia Nacional de Energia Eletrica (the National Agency of Electric Power, or "ANEEL"), successor to the "Departamento Nacional de Aguas e Energia Eletrica" ("DNAEE"), which is related to the Brazilian Ministry of Mines and Energy.

Supplying electric energy to over 90% of the State of Espirito Santo, with about
3.0 million people and a concession area of 41,372 km2, Escelsa connected 57,385 new consumers in 2001 with a total of 922,579 electric energy consumers as of December 31, 2001. Escelsa generated from its 10 power plants approximately 12% of its energy sold. (All information unaudited.)

The electricity sector in Brazil is regulated by the Brazilian federal government, acting through the Ministry of Mines and Energy, which has exclusive authority over the electricity sector through regulatory powers assigned to it. Regulatory policy for the sector is implemented by an autonomous national electric energy agency (Agencia Nacional de Energia Eletrica or "ANEEL"). ANEEL is responsible for (1) granting and supervising concessions for the setting of electricity tariffs; (2) supervising and performing financial examinations of the concessionary companies; (3) issuing regulations for the electricity sector; and (4) planning, coordinating and executing water resource studies and granting and supervising concessions for the use of water resources. The Company's electricity business is subject to regulation by the Brazilian regulatory authority, ANEEL. Retail electricity sales by the Company are made pursuant to provisions of its long-term electricity sales concession agreements.

Pursuant to a concession contract signed by Escelsa on July 17, 1995 (the "Escelsa Concession Contract"), Escelsa was granted the right to supply electricity in 70 of the 77 municipalities that comprise the State of Espirito Santo through the year 2025. In 2025, the Escelsa Concession Contract may be renewed, at the discretion of the regulatory authorities, for an additional 30 years. Escelsa also currently owns ten-generation plants pursuant to concessions that were granted through year 2025. The Escelsa Concession Contract establishes a price cap tariff mechanism with three types of adjustments. Escelsa may periodically apply for the first type of adjustment, which takes into account the effects of inflation on Escelsa's tariffs in order to maintain the "economic and financial equilibrium" of Escelsa. The second type of adjustment permits Escelsa to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, that affect the "economic and financial equilibrium" of Escelsa. In addition, ANEEL has the right, every three years, beginning in July 1998, to adjust Escelsa's price cap.

Escelsa primarily purchases electricity from Furnas Centrais Eletricas S.A. - Furnas ("Furnas") (under a long-term electric energy supply contract) - (see note 12), which represented approximately 83.9% of its total energy sold. From the total energy supplied by Furnas, approximately 30.2% is generated by Itaipu (hydroelectric plant owned by Itaipu Binacional) and approximately 70% is generated by its own power plants.

Pursuant to the Enersul Concession Contract, Enersul was granted the right to distribute electricity in 72 of the 77 municipalities in Mato Grosso do Sul through year 2027. Supplying electric energy to over 90% of the State of Mato Grosso do Sul , with about 1.9 million people and a concession area of 329,270 km2, Enersul connected 57,385 new consumers in 2001 with a total of 2,672GWh electric energy consumers as of December 31, 2001. Enersul generated from its 7 power plants approximately 7.5% of its energy sold. (All information unaudited.).

In 2027, the Enersul Concession Contract may be renewed, at the discretion of the regulatory authorities, for additional 30 years. Enersul also currently owns one-generation plant (Mimoso) owned by Enersul pursuant to a concession that was granted through the year 2027. The installed capacity of each of the other ten plants is less than the minimum, which requires a concession contract.

The Enersul Concession Contract establishes a price cap tariff mechanism with a tariff adjustment formula (the "Formula"). The Formula is adjusted annually and, in the case of significant increases, may be adjusted upon request of Enersul. The numerator of the Formula is comprised of two components: one related to costs that Enersul does not control and should therefore be permitted to pass through to its final customers, including the cost of electricity it purchases and certain taxes, referred to as Parcel A costs, and the other related to costs related to transmission, distribution and its own generation, such as depreciation and amortization, personnel, materials and third party expenses, that are adjusted to protect the utility against the effects of inflation, referred to as Parcel B costs. The denominator of the

Formula is Enersul's annual net revenues. In addition, ANEEL has the right, every five years, to adjust Enersul's price cap to take into account efficiency gains achieved by Enersul, technological advances or improvements, a comparison of Enersul's tariffs with tariffs of foreign companies and the Brazilian economic situation.

Enersul primarily purchases electricity from Gerasul and Itaipu (under a long-term electric energy supply contract) - approximately 86% of its total energy needs.

As a result of changes in regulation in December 2001, the pricing provisions of the contract are now linked to a tracking account which permits tariff changes for events such as exchange rate changes between the Brazilian real and the U.S. dollar. In addition to the annual adjustment, the Company has the option to request additional rate adjustments arising from significant events which disrupt the economic and financial equilibrium of the business. Other normal, or recurring, events are also included as a specific tariff increase and may include normal increases in purchased power costs, taxes on revenue generated or local inflation. The Company has the burden to prove the impact on its financial or economic equilibrium, and there can be no assurance that such adjustments will be granted.

     c. Power Rationing and Government Measures to Compensate Electric Utilities

Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2,152-2 on June 1, 2001), creating the Camara de Gestao da Crise de Energia Eletrica, or Enery Crisis Committee. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818 on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populate areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ultimately ceased on March 1, 2002.

On October 17, 2001, the Federal Government, through Provisional Measure No. 4, subsequently approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including us, will be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the surcharges. The Energy Crisis Committee is expected to establish the procedures and deadlines relating to such reimbursement and any reimbursement will be subject to ANEEL's approval.

On December 12, 2001, through Provisional Measure No. 14, approved on April 26, 2002 by Law No. 10,438, the Federal Government authorized the creation of the General Agreement of the Electricity Sector. The General Agreement of the Electricity Sector provides that electric power distribution companies in Brazil, such as us, will be compensated for revenue losses caused by the reduction in amounts of energy sold due to the Federal Government-mandated rationing measures. Compensation will be made by means of an increase in the energy rate applicable to future power sales and companies will be entitled to use this increased rate only until they are fully compensated for their rationing-related losses. The General Agreement of the Electricity Sector further provides for Banco Nacional de Desenvolvimento Economico e Social (National Bank for Economic and Social Development), or BNDES, to lend the distribution companies an amount equivalent to their lost revenues so that these companies would be able to maintain their account balances as if no rationing program had taken place. This loan would then be re-paid to BNDES using revenue obtained from the sale of energy to consumers at the increased rate.

2.   BASIS FOR PRESENTATION OF THE
       FINANCIAL STATEMENTS

       a. Requirements of Brazilian Legislation through December 31, 1995

Until December 31, 1995, publicly traded companies were required to publish financial statements prepared pursuant to two methods: (i) the corporate law method, which was valid for all legal purposes, and (ii) the constant currency method, pursuant to which publicly traded companies presented supplementary price-level adjusted financial statements.

Under the constant currency method, all historical Brazilian real amounts were expressed in constant purchasing power at the latest balance sheet date. These standards required that all transactions and balances recorded in a company's statutory accounts under the corporate law method be monetarily restated to reflect the changes caused by inflation (as measured by a specified inflation index) from the date they occurred or were generated to the latest balance sheet date. Accordingly, all relevant non-monetary assets and liabilities and shareholders' equity accounts and all components of the statements of income, changes in financial position and changes in shareholders' equity and the notes thereto were monetarily restated to reflect changes in the inflation index to the latest balance sheet date.

The gains and losses on monetary assets and liabilities attributable to changes in index, calculated on a monthly basis, were allocated to the corresponding income or expense components in the statement of operations (see Note 25).

     b. Changes in Legislation Affecting Financial
           Statements After December 31, 1995

On December 26, 1995, the Brazilian government enacted Law no. 9,249 which eliminated inflation accounting for the effects of inflation as from January 1, 1996 for tax and financial reporting purposes. However, Brazilian GAAP continued to require inflation accounting up to December 31, 2000.

On March 19, 1996, the CVM issued Instruction no. 248 stating that quarterly and annual financial statements should be prepared in accordance with the Corporate Law method (which did not account for the effects of inflation). However, companies were allowed to present supplemental price-level adjusted financial information, in accordance with the standards previously adopted. If a company elected to prepare price-leveladjusted financial statements for use outside Brazil, such statements should also be filed with the CVM in Brazil.

With the change in legislation, the CVM did not define a specific index to be used for the preparation of optional price-level adjusted financial statements. The Brazilian Institute of Independent Public Accountants ("IBRACON") recommended that either the IGP-M or the IGP-DI indices computed by the Getulio Vargas Foundation be used for this purpose.

The Company's management believed that the General Market Price Index, or the "IGP-M" index was the most appropriate and consistent measure of inflation in Brazil and elected the IGP-M for purposes of remeasurement of its financial statements under the constant currency method, as from January 1, 1996, through December 31, 2000. The inflation rate based on the IGP-M was 20% and 10% for 1999 and 2000, respectively. For 1998, as the inflation rate was less than 2%, the constant currency method was not applied to the accounts.

In March 2001, the "Conselho Federal de Contabilidade - CFC " issued Resolution No. 900, which was also approved by the CVM, establishing that inflation accounting was no longer required under Brazilian GAAP, as of January 1, 2001, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil's cumulative inflation for the three year period ended December 31, 2001 has been under 100% the financial statements for 2001 are expressed in nominal reais. Financial statements for periods prior to December 31, 2001 are expressed in constant Brazilian reais of December 31, 2000 purchasing power.

     c. Presentation of Financial Statements

For Brazilian official financial reporting purposes, the Company prepared its 2000 and 1999 financial statements under both the corporate law and constant currency methods. As explained in letter b above, no inflation effects were recognized after December 31, 2000. The accompanying financial statements are a translation and adaptation of the financial statements previously published in the Portuguese language. Certain reclassifications and changes in terminology have been made in relation to the previously published financial statements, and additionally these notes have been expanded to conform more closely to the reporting practices prevailing in the United States.

The reconciliation of shareholders' equity and net income reported under the corporate law method and the amounts reflected in the accompanying consolidated financial statements for 2001, 2000 and 1999 are as follows:

          (i) Shareholders' Equity


                                                                       -------------------------------
                                                                           2001            2000
                                                                       -------------- ---------------
As reported in the corporate law financial statements                      731,403         775,617
Price-level adjustments to December 31, 2000                                 -               -
                                                                       -------------- ---------------
Amounts restated to December 31, 2000 price-level (through
December 31, 2000 only)                                                    731,403         775,617
Accounting for 2000 and 1999 inflation not allowed
     Under corporate law method-
          Investments                                                          333            785
          Goodwill                                                          56,801         57,185
          Property, plant and equipment                                    617,802        677,253
          Special liabilities                                             (79,623)        (79,623)
          Income tax and social contribution effect                      (177,709)       (197,473)
          Minority interest                                               (55,182)        (61,765)
                                                                       -------------- ---------------
As reported in the accompanying financial statements (adjusted for
price-level changes through December 31, 2000)                           1,093,825      1,171,979
                                                                       ============== ===============


(ii)     Net Income

                                                                                        December 31,
                                                                         -------------------------------------------
                                                                             2001          2000           1999
                                                                         ------------- -------------- --------------
As reported in the corporate law financial statements                     (26,136)          3,752       (131,111)
Price-level adjustment to December 31, 2000                                   -              -           (13,046)
                                                                         ------------- -------------- --------------
Amounts restated to December 31, 2000 price-level (through December
31, 2000 only)                                                            (26,136)          3,752       (144,157)
Accounting  2000 and 1999 for inflation not allowed-
    Under corporate law method-
         Investments                                                         (452)            244            821
         Goodwill - net of amortization                                      (384)         38,268         83,439
         Property, plant and equipment - net of depreciation              (59,451)        108,407        298,472
         Special liabilities                                                    -         (16,471)       (33,947)
         Shareholders' equity                                                   -         (78,122)      (199,790)
         Income tax and social contribution effect                         19,764          (4,639)       (21,634)
         Minority interest                                                  6,583           1,208           (484)
                                                                         ------------- -------------- --------------
As reported in the accompanying financial statements (adjusted for
price-level changes through December 31, 2000)                            (60,076)         52,647        (17,280)
                                                                         ============= ============== ==============

3.   SUMMARY OF ACCOUNTING POLICIES

The Company's accounting policies comply with Brazilian GAAP, which include the accounting principles specifically applicable to electric utility companies in Brazil as required by ANEEL. Certain accounting policies differ from US GAAP. See Note 25 for further discussions of the differences and the reconciliation of shareholders' equity and net income to US GAAP.

         3.1 - Regulated Accounting Policies

(a) Regulation -- As a result of various actions taken by the Federal Government and ANEEL in 2001 (see note 1.c.), the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company has recorded deferred regulatory assets of R$392,352 at December 31, 2001, that it expects to pass through to its customers in accordance with and subject to regulatory provisions. The regulatory assets include R$213,934 and R$93,818 at December 31, 2001, for recovery of lost revenues due to rationing and Parcel A costs incurred in 2001, respectively. Additionally, the Company recorded deferred regulatory assets for the cost of energy traded on the spot market (energy not traded pursuant to contracts during the rationing period) ("free energy") in the amount of R$84,600, which will be recovered from consumers through an extraordinary rate increase authorized by ANEEL.

     During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the "agreement") with the Federal Government that provided resolution to all rationing related issues as well as to certain other electricity rate-related issues. The rate increase set forth in the agreement will remain in effect until all recoverable amounts are collected, which the Company estimates will take approximately 4 years.

     The agreement also comprised the Parcel A costs which are certain costs that each distribution company is permitted to defer and pass through to its customers via a future rate adjustment. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. However, due to uncertainty surrounding the Brazilian economy, ANEEL had delayed approval of some Parcel A rate increases. The agreement provided a tracking account mechanism, previously created in October 2001 through Executive Order No. 296 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred previous to January 1, 2001 are not recoverable though the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001 (see Note
     7).


(b) Property, Plant and Equipment--These assets are stated at acquisition or construction cost, monetarily restated under the constant currency method through December 31, 2000. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. On January 1, 1998, the Company adopted the new depreciation rates established by ANEEL in Resolutions no. 2/97 and 44/99, using an average rate of 4.5% and 4.6% in Escelsa and Enersul, respectively. The interest charges, monetary variations and foreign exchange differences accrued on loans and financing relating to construction work in progress are capitalized. Interest on the shareholders' equity portion of the financing of electric energy-related construction work in progress is also capitalized based on the "Taxa de Juros de Longo Prazo" - the Brazilian long-term interest rate (the "TJLP"), but limited to 10% per year through December 31, 1997. In 1999 and 2001, the Company capitalized interest on its own capital; the actual TJLP was used, without any limit. The corresponding amount is credited directly to a capital reserve. During 2000, the Company and its subsidiaries did not capitalize interest on shareholders' equity.

(c) Special Liabilities--The balance is represented by contributions received from customers exclusively for investment in the electric energy distribution network to facilitate connection and by the reserve for reversion of concessionaire assets directly related to the concessions granted to the Company.

(d) Materials and Supplies--Materials and supplies are stated at acquisition cost. Materials and supplies to be used in construction are included in property, plant and equipment.

         3.2 - General Accounting Policies

(a) Cash and Cash Equivalents--This account includes highly liquid temporary cash investments (with original maturity dates of three months or less), which are stated at cost plus income accrued to the balance sheet date.

(b) Marketable Securities--Are stated at the lower of cost plus income accrued to the balance sheet date, or market.

(c) Accounts Receivable--Accounts receivable includes the supply of electric energy both billed and unbilled to customers as of December 31, accounted for on an accrual basis, and includes charges for late payments by customers as well as accounts receivables related to the extraordinary tariff recovery related to revenue losses during the electric energy rationing period, and energy sales on the spot market ("MAE").

(d) Allowance for Doubtful Accounts--The allowance for doubtful accounts is recognized at an amount considered sufficient to cover eventual losses on the realization of accounts receivable.

(e) Investment -- The investments are stated at cost plus monetarily restated under the constant currency method through December 31, 2000, net of provision for loss, when applicable.

(f) Goodwill--Goodwill represents the excess of the purchase price over the book value of Enersul, acquired as of November 25, 1997 by Magistra, and is being amortized over the term of the concession of Enersul - thirty years, since January 1, 1999 (ten years in 1998), based on the proportion of projected net income for each of those years. The Company changed the amortization period of the goodwill based on changes in the regulations issued by ANEEL.

(g) Assets and Liabilities Denominated in Foreign Currencies or Subject to Indexation--Assets and liabilities denominated in foreign currencies are translated into reais at the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in reais, and contractually or legally subject to indexation, are restated to the balance sheet date applying the corresponding index. Exchange gains and losses and monetary variation gains and losses are recognized in income on a current basis, except those related to construction work in progress, which are capitalized.

(h) Income Tax and Social Contribution--Income tax is accrued based on taxable income at the applicable income tax (25%) and social contribution tax (8% or 9%, depending on the year) rates. Deferred tax arising from temporary differences is accounted for under the liability method.

(i) Pension Plans--Escelsa maintains a separate entity, Fundacao Escelsa de Seguridade Social - Escelsos ("Escelsos"), to administer defined benefit and contribution pension funds for its employees (see Note 22). The costs associated with pension plans are accrued when the contributions to the fund become due and are based on mathematical reserves determined by independent actuaries. As per CVM Rule 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to disclose and recognize all liabilities related to pension and other post-retirement benefits. The CVM rule gives companies the option to recognize the initial transition obligation as of December 31, 2001, directly to shareholders' equity. This option has been adopted by both Escelsa and Enersul.

(j) Net Income (Loss) per Share--These amounts are calculated based on the number of shares outstanding at the balance sheet date.

(k) Revenue Recognition--Revenue for all services is recognized when earned. Billing for residential, industrial and commercial customers is performed monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month service was provided. Revenues from electricity sales to the final consumers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Value added tax ("VAT", which is a state tax due on the sales to the final consumers, is billed to the consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as deduction of the gross revenue in a separate line in the statement of operations to disclose the net operating revenues.

(l) Use of Estimates--In preparing financial statements in accordance with generally accepted accounting principles, the Company's management is required to make certain assumptions and estimates with respect to the recording of assets, liabilities and transactions. Actual results in the future may differ from the estimates included in these financial statements.

(m) Consolidated Financial Statements--The consolidated financial statements comprise the balance sheet, the statement of operations and changes in financial position of Escelsa and its subsidiaries, Magistra Participacoes S.A. ("Magistra"), (holder of Enersul shares which were purchased on November 25, 1997 and Costa Rica Energetica Ltda.), TV a Cabo Vitoria S.A. ("TVIX") and Escelsapar. Magistra was formed on November 19, 1997, TVIX was formed on July 4, 1997 and Escelsapar was formed on August 31, 1999. Costa Rica Energetica Ltda. was organized as a result of a project carried out by a consortium formed by Enersul (51%) and DM Constutora de Obras Ltda (49%) in 1999. The financial statements of the subsidiaries have been included in the consolidated statements beginning the date of formation or purchase. All significant intercompany transactions and balances have been eliminated in consolidation, including investments in investees that were consolidated.

         3.3 - Constant Currency Presentation

In addition to the accounting practices described above, the following practices under Brazilian GAAP were adopted in the preparation of constant currency financial statements up to December 31, 2000:

     (a) Index--Up to December 31, 1995, the financial statements were price-level adjusted based on the variation of the UFIR. As from January 1, 1996 through December 31, 2000, the IGP-M was used.

     (b) Non-monetary Assets and Liabilities--Investments, property, plant and equipment, special liabilities and shareholders' equity accounts were restated from the date the original transaction occurred to December 31, 2000. Other non-monetary assets and liabilities and certain receivables and payables for which the interest rates include a fixed inflation factor were not inflation adjusted because the net effect of the adjustments were considered immaterial to the financial position or results of operations.

     (c) Income Tax and Social Contribution--The deferred tax effects of the restatement of non-monetary assets and liabilities were accrued and recognized in results of operations. The deferred tax credit related to the restatement of shareholders' equity has been reclassified and charged to retained earnings since the credit does not represent an actual tax benefit.

     (d) Statements of Income, Changes in Shareholders' Equity and Changes in Financial Position--These statements were prepared as follows:

     o All components of these statements were price-level adjusted from the date or month they were first recorded through December 31, 2000.

     o Gains/losses on monetary items - those attributed to the variation in index, calculated on a monthly average basis, were allocated to the corresponding income or expense components in the statement of operations.

     (e) Prior Years' Financial Statements--All amounts in the financial statements for prior years were adjusted for price-level changes through December 31, 2000.

4.   MARKETABLE SECURITIES

                                                     December 31,
                                            -------------------------------
                                               2001               2000
                                            ------------      -------------
     Bank deposits certificates                     31              1,129
     Debt securities                           256,678            262,252
     Other                                         150              8,664
                                            ------------      -------------
              Total                            256,859            272,045
                                            ============      =============


Debt securities are comprised of bonds issued by the Brazilian Government ("Notas do Tesouro Nacional") and the Central Bank of Brazil ("Notas do Banco Central"), with interest rates ranging from 9.99% per annum to 10.46% per annum plus exchange variation, (from 15.00% per annum to 15.55% per annum plus exchange variation, in 2000) and maturity dates from March of 2004 to November of 2006 (from March of 2001 to September 2001, in 2000).

5.   ACCOUNTS RECEIVABLE

This account includes both amounts billed to customers and accrued revenue relating to unbilled energy supplied to customers as of the balance sheet date. Fines arising from late payments to Escelsa and Enersul by other electricity companies are also included.

                                                                         December 31,
                                               -----------------------------------------------------------------
                                                               2001
                                               -----------------------------------------------------------------
                                                 Current     Past-due        Past-due            Total
                                                                                         -----------------------
                                                           up to 90 days   over 90 days    2001        2000
                                               ----------- --------------- ------------- ----------- -----------
CURRENT ASSETS
 FINAL CUSTOMERS:

Residential                                         34,010         22,637          1,935     58,582      71,233
Industrial                                          33,168          6,011          3,199     42,378      40,214
Commercial, services and other activities           21,726          8,991          3,993     34,710      30,434
Rural                                                4,902          3,724            479      9,105       8,576
Public authority:
    Federal                                            559            355            418      1,332       1,690
    State                                            1,532          1,273          6,776      9,581       2,894
    Municipal                                        2,215          1,049          1,303      4,567       3,682
    Public lighting                                  3,241          2,594          4,863     10,698       7,609
    Public service                                   2,909            686             90      3,685       3,552
Regulatory asset                                    76,485              -              -     76,485           -
Other credits                                            -          1,027            447      1,474       2,873
                                               ----------- --------------- ------------- ----------- -----------
                                                   180,747         48,347         23,503    252,597     172,757
                                               ----------- --------------- ------------- ----------- -----------
  WHOLESALE                                         66,278          4,586            180     71,044      18,894
                                               ----------- --------------- ------------- ----------- -----------
 TOTAL                                             247,025         52,933         23,683    323,641     191,651
                                               =========== =============== ============= =========== ===========

LONG-TERM ASSETS
 FINAL CUSTOMERS:

Regulatory asset                                   226,171              -              -    226,171           -

Other credits                                       17,122              -         15,169     32,291      24,902
                                               ----------- --------------- ------------- ----------- -----------

 TOTAL                                             243,293              -         15,169    258,462      24,902
                                               =========== =============== ============= =========== ===========


 Regulatory Asset


According to clauses in Provisional Measure no. 14, in Resolution no. 91 from the Energy Crisis Management Chamber - GCE of December 21, 2001, Resolution no. 31 from the Brazilian Electric Energy Regulatory Agency - ANEEL of January 24, 2002 and ANEEL Resolution no. 72 of February 7, 2002, the Company calculated the amount of the extraordinary tariff recovery to be applied to all of the concession areas for electric energy distribution, to be recognized as the basis for re-establishing the financial and economic equilibrium of the concession contracts, with the recovery of the revenue losses, which were incurred as a result of the Emergency Program for Reducing Electric Energy Consumption - PRE from June 1, 2001 through December 31, 2001.

On December 27, 2001, ANEEL Resolutions no. 637 and no. 646 were published (dated December 21, 2001), through which new tariffs for final customers were approved for ESCELSA and ENERSUL for extraordinary tariff recovery, increasing tariffs by:

o   2.9% for residential and rural clients (except low-income customers);

o   7.9% for all other clients.

An extraordinary tariff recovery of R$ 302,656 was recorded as Accounts Receivable regulatory asset, for fiscal year 2001 as per the following:

a) As revenue from energy sales: R$213,934 related to the difference between the estimated revenue (without the effects of the reduced consumption as a result of the Emergency Program for Reducing Electric Energy Consumption) and the revenue derived by the Company for the above-mentioned period, as per parameters defined in Resolution no. 91 of the GCE and ANEEL Resolution no. 31;

b) As revenue from energy sales: R$84,600 related to the amount to be recovered as a result of reimbursement to electric energy generation companies for free energy as communicated to agents and disclosed on March 13, 2002 by MAE ( Wholesale Energy Market ); and,

c) R$4,122, related to recoverable PIS/COFINS taxes charged on free energy offset against Others under long-term liabilities;

In a memorandum on March 21, 2002, MAE informed the Company of an additional amount of R$604, related to the difference in free energy, for which the amount recorded is currently under negotiation between the electric energy generation companies and the MAE (Wholesale Energy Market). The Company did not recognize this amount in its accounts since it is still subject to analysis and determination by ANEEL.

As the information is an estimate, the amount recorded as free energy is subject to change. The final amounts to be disclosed will be validated by ANEEL, as per Resolution no.72 of February 7, 2002 through an approval request presented to ANEEL by the Company.

The extraordinary tariff recovery will extend for a period necessary to recover the amount calculated. The Company estimates that the recovery period will be approximately four years.

The Brazilian Economic and Social Development Bank (BNDES) extended an advance to the Company for extraordinary tariff compensation corresponding to approximately 90% of the amount to be reimbursed. The funds raised through billing the extraordinary tariff recovery to customers by the Company will be used to repay this obligation (Note 26).

Wholesale Energy Sales

Of the total amount recorded as wholesale, R$71,044 (R$18,894 in 2000) correspond to short-term energy sales executed in the MAE, which began operations in January 1999.

The above-mentioned as of December 31, 2001 total includes:

a) R$3,851, related to the period between September 2000 and December 2000, and recorded based on estimates disclosed by the MAE on October 15, 2001, which are estimated and subject to subsequent changes;

b) R$62,230, related to the period between January 2001 and December 2001, and recorded based on estimates disclosed by the MAE on March 13, 2002, which are estimated and subject to subsequent changes;

Future decisions made by the regulating entities in the electric energy sector, as well as amounts recorded for the regulatory asset and receivables from MAE transactions, are subject to changes.


6. BONUS PAID TO CONSUMERS, COSTS INCURRED AND SURTAX CHARGED TO CONSUMERS - EMERGENCY RATIONING PROGRAM

According to Provisional Measure no. 2,147 of May 15, 2001 and prior amendments, as well as regulations from the Energy Crisis Management Chamber - GCE, ESCELSA and Enersul charged a surtax to customers who exceeded their consumption quotas and granted bonuses to consumers who reduced consumption to levels below their quotas.

The subsequent financial accounting for these events, defined as per ANEEL Resolution no. 299 of July 27, 2001, will not affect the Company's results of operations since the net amount due will be recovered through a special tariff.

                                                         December 31, 2001
                                                      -----------------------
ASSET
   Current Assets (accounts receivable)
      Bonus balance (invoiced (-) received)                          (7,026)
      Surtax - accounts receivable                                     5,554
      Surtax installment                                                 638
                                                      -----------------------
                                                                       (834)
                                                      -----------------------
   Long term assets
      Invoiced Bonus                                                  38,877
      Costs incurred by Company to be reimbursed                       8,787
                                                      -----------------------
                                                                      47,664
                                                      -----------------------
TOTAL                                                                 46,830
                                                      =======================
LIABILITY
Surtaxes Charged                                                      16,819
(-) VAT tax on surcharges                                            (3,552)
(-) 2% to cover costs                                                  (119)
                                                      -----------------------
TOTAL                                                                 13,148
                                                      -----------------------
BALANCE RECEIVABLE  - Ministry of Mines and Energy                    33,682
                                                      =======================

7.   DEFERRED REGULATORY ASSETS - PARCEL A COSTS

As a portion of the tariffs charged by the Electric Utilities, distribution concession agreements establish amounts related to certain costs, which are not within the control of the Company. These include:

     o    Pass-through of tariff related to energy purchased from Itaipu
          Binacional;

     o    Pass-through of transport costs for electric energy from Itaipu
          Binacional;

     o    Quota for the Fuel Consumption Account - CCC;

     o    Costs for transmission infrastructure usage on the basic grid;

     o    Compensation for usage of water resources;

     o    System Service Charges - ESS;

     o    Energy Purchased as established in the initial contracts;

     o    Quota for the Global Reversion Reserve - RGR;

     o    Electric energy service enforcement fee; and,

     o    Connection charges.


With the introduction of Provisional Measure no. 2,227 and no. 14 of September 4, 2001 and December 21, 2001, respectively, and ANEEL Resolution no. 90 of February 18, 2002, a tracking account was established in order to compensate for monthly variances in these non-controllable costs, which occur between tariff adjustment dates. The balance will be financially compensated and adjusted to the SELIC rate.

As a result, starting in fiscal year 2001, with the introduction of the Parcel A Cost Variations Compensation Account - CVA, the Company recognized long-term prepaid expenses in the amount of R$66,310 related to the period from January 1, 2001 through October 25, 2001, which will be recovered together with the other regulatory assets through the extraordinary tariff recovery (Note 5).

The differences generated from October 25, 2001 through December 31, 2001 that will be utilized for the tariff adjustment in August 2002 were recorded as prepaid expenses under current assets in the amount of R$7,816 and under long-term assets in the amount of R$19,692.

The negative variation, which is related to energy transport from Itaipu in the amount of R$679, is recorded as Current Liabilities - Others in the amount of R$226 and Long-Term Liabilities - Others in the amount of R$453, as per Bulletin nos. 60 and 91/2002-SFF/ANEEL of January 24, 2002 and February 14, 2002, respectively.


8.  ACCOUNTS RECEIVABLE - UTE CAMPO GRANDE

As per Resolution No. 64, of April 15, 1999, ANEEL authorized ENERSUL to declare itself an "Independent Power Producer," as a result of the construction of the first phase of the Campo Grande Modular Thermoelectric Plant, with an installed capacity of up to 151,800 kW. The plant's construction was partially financed by Deutsche Bank.

In fiscal year 2000, the plant was sold to Gerasul, in exchange for payment corresponding to the total balance of the loan with Deutsche Bank, which was transferred to GERASUL during fiscal year 2001.


9.  AFFILIATES AND SUBSIDIARIES

                                                               December 31,
                                                          ---------------------
    COMPANIES                   TRANSACTION                 2001       2000
----------------------  ------------------------------    ---------  ----------

 ESC90                             Loan                     52,501      45,666
 Other                     Pass-through of costs               348           -
                                                          ---------  ----------
                                                            52,849      45,666
                                                          =========  ==========

The consolidated financial statements show primarily the balance of inter-company loans with the affiliate ESC90, as detailed below, which were made at similar terms to those practiced in the Brazilian financial market.

                1) Interest Rate: TJLP + 4% per annum;

                        Maturity: November 2004;

                        Balance as of December 31, 2001: R$ 4,678.

                2) Interest Rate: 100% de CDI;

                        Maturity: several dates through December 31, 2002;

                        Balance as of December 31, 2001: R$ 47,823.

                Guarantees: Promissory notes corresponding to 125% of principal.

ESC90 is a 48.51% equity investee of ESCELSA, which is in the development stage. Up to December 31, 2000 the results of operations of ESC90 were not significant to the consolidated results of operations. MAGISTRA's interest income from the above loans to ESC 90 totalling R$6,048 (R$2,633 in 2000) in the consolidated statements of operations is recorded as other financial income.

10.   PROPERTY, PLANT AND EQUIPMENT

                                                   December 31,
                                       --------------------------------------
                                             2001                2000
                                       -----------------  -------------------
IN SERVICE:
   Generation                                 321,714             296,406
   Transmission                                18,343              17,646
   Distribution                             2,658,621           2,560,512
   Administration                             307,075             285,231
                                       -----------------  -------------------
                                            3,305,753           3,159,795
                                       -----------------  -------------------
(-) Accumulated depreciation              (1,274,834)          (1,155,047)
                                       -----------------  -------------------
                                            2,030,919           2,004,748
                                       -----------------  -------------------
UNDER CONSTRUCTION:
     Generation                                46,660              24,876
     Transmission                               1,126               1,490
     Distribution                             195,262             209,096
     Administration                            19,588              29,839
                                       -----------------  -------------------
                                              262,636             265,301
                                       -----------------  -------------------
         Total                              2,293,555           2,270,049
                                       =================  ===================

On February 13, 1995, Law no. 8,987 was enacted, changing the regulations for public service concessions for generation, transmission and distribution of electric energy. On July 7, 1995, Law no. 9,074 was enacted, establishing rules for the renewal and approval of concessions. The principal aspect of such laws which may affect the Company is the fact that concessions for the generation, transmission and distribution of electric energy will last a sufficient period to amortize the investments, limited to 35, 30 and 30 years, respectively. These concessions may be extended for one period of up to the same duration, at the discretion of the regulatory authorities.

On July 11, 1995, the date of Escelsa's privatization, a new concession contract was signed, which granted the right to generate, transmit and distribute electric energy in virtually all of the State of Espirito Santo through the year 2025. In the event of a change of control, Escelsa must continue to observe all the conditions established in the contract (see Note 1).

On November 19, 1997, the date of Enersul's privatization, a new concession contract was signed, which granted the right to generate, transmit and distribute electric energy in virtually all of the State of Mato Grosso do Sul through the year 2027. In the event of a change of control, Enersul must continue to observe all the conditions established in the contract.

In January 1998, Escelsa and Enersul implemented the new depreciation rates determined by ANEEL Resolution no. 002/97. Due to the new depreciation rates, Escelsa's average annual rates changed from 3.4% to 4.5%, and Enersul's average annual rates changed from 3.3% to 4.6%.

The following amounts of interest expense were capitalized in Property, Plant and Equipment:

                                                   2001        2000      1999
                                                 ---------  ---------  ---------
Interest on loans and financing                    176,083   137,354    174,883
(-) Transfer to property, plant and equipment      (14,633)  (26,469)   (18,612)
                                                 ---------- ---------  ---------
          Net                                      161,450   110,885    156,271
                                                 ========== =========  =========

11.   GOODWILL

On November 25, 1997, the Company paid R$825,937, to acquire a 55.4% controlling interest (76.5% voting interest) in Enersul. The difference between net assets acquired and the purchase price was recorded as goodwill totaling R$479,751 monetarily restated from the purchase date.

                                                December 31,
                                       -------------------------------
                                           2001             2000
                                       --------------  ---------------

       Goodwill                            479,751          479,751
       Accumulated amortization           (39,981)         (36,970)
                                       --------------  ---------------
                                           439,770          442,781
                                       ==============  ===============

12.   SUPPLIERS

                                                December 31,
                                       -------------------------------
                                           2001            2000
                                       ------------- -----------------
    CURRENT LIABILITES:
       Electricity suppliers:
         Furnas                             53,009            30,602
         Itaipu                             38,542            30,308
         Gerasul                            12,786             8,825
         Eletrosul                           1,172             1,076
         MAE                                48,259            14,754
         Other                              10,847             4,600
                                       ------------- -----------------
                                           164,615            90,165
    Other suppliers                         14,361            16,796
                                       ------------- -----------------
            Total                          178,976           106,961
                                       ============= =================

    LONG TERM:
    Electric Energy Supply:
        Free energy                         84,600                 -
                                       ------------- -----------------
             Total                          84,600                 -
                                      ============= =================

The amount of R$48,259 (R$14,754 in 2000) recorded as electric energy supply from MAE under Current liabilities, correspond to short-term energy bought from MAE, which began operating in January 1999.

The amount corresponds to the purchase of short-term energy in the MAE is as follows:

a) R$7,895 is related to the period between September 2000 and December 2000, recorded based on estimates disclosed by MAE on October 15, 2001;

b) R$11,372 is related to the period between January 2001 and December 2001, recorded based on estimates disclosed by MAE on March 13, 2002; and

c)   R$28,992 (R$4,640 in 2000), corresponding to grid usage charges.


13.  FINANCIAL INSTRUMENTS

CVM Rule 235 of March 23, 1995, established a mechanism for the disclosure of the market value of financial instruments by way of "notes to the financial statements," regardless of their recognition on the financial statements.

The Company's business entails the distribution and sale of electric energy for customers within its concession area - the states of Espirito Santo and Mato Grosso do Sul - and therefore significant financial instruments are related to the following transactions:

o Balances of long-term accounts receivable and accounts payable are related to the extraordinary tariff recovery and therefore are not subject to adjustments to market value;

o Investments in short term mutual funds and/or fixed income investments are recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;

o Loans due by the Company are mainly long-term, and are from specific funding sources.

13.1 Exchange Rate and Interest Rate risks

     A portion of the loans and financing is comprised of financing from government entities ELETROBRAS and BNDES.

     As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and that in the absence of other financing sources or other market options and/or means to estimate the market value of such options in light of the Company's business or sector-specific circumstances, the market value for the portion comprised of inter-company loans shall correspond to their book value, as shall other financial assets and liabilities.

     As mentioned in Note 14, foreign currency financing was obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk. Such risk may cause the Company to incur losses due to foreign exchange fluctuations, which may increase liabilities denominated in foreign currency.

     Net exposure to foreign currency risk as of December 31, 2001 and December 31, 2000:

                                                     BOOK VALUE                     FAIR VALUE
                                             ----------------------------   ----------------------------
                                              12/31/2001     12/31/2000      12/31/2001     12/31/2000
                                             -------------  -------------   -------------  -------------
        Senior notes                            1,045,828        881,319         910,829        708,567
        Other loans and financing                 151,008         93,868         151,008         93,868
        U.S. dollar assets                      (256,678)      (262,252)       (256,678)      (262,252)
                                             -------------  -------------   -------------  -------------
        Net exposure                              940,158        712,935         805,159        540,183
                                             =============  =============   =============  =============

The method used to determine the fair value of the Senior Notes obligation was the average market price as per the security's trading activity at the end of each fiscal period and for U.S. dollar assets, the contract market price at the end of the fiscal period was utilized, which is equal to the book value.

On a consolidated basis, loans and obligations held by companies within the ESCELSA System were made at rates and terms generally practiced in the domestic and international markets to fund investments in the electric energy sector in its concession areas as a public utility.
The subsidiaries MAGISTRA and ENERSUL maintain liabilities in foreign currency (US$). To reduce foreign exchange related risk, swap instruments were used to hedge a portion of these obligations, as mentioned in items g, h, i and j of
Note 14. Indexes used in these instruments are the IGP-M plus interest rates of 11.70% to 12.01% per annum and the CDI (Certificated of Interbank deposit) plus 1.52% per annum.

As the Real appreciated during the fiscal period, the hedging instruments generated a loss of R$6,905 as follows:

                                       BOOK VALUE        FAIR VALUE
                                      --------------    -------------
         Loans and Financing                 78,183           78,183
         Swap balance                      (85,088)         (85,088)

                                      --------------    -------------
         Net                                (6,905)          (6,905)
                                      ==============    =============

For the remaining contracts, given the specific nature of these transactions and the inability to determine a market value for this type of financial instrument, and taking into consideration the risk to the company, its strategy and debt management practices, Management estimates that the market values of the instruments are similar to their book value.

13.2 Credit Risk

There is a possibility that the Company will incur losses due to default of its customers. To mitigate against this risk, the Company maintains the right to cut-off the supply of electric energy in the event that a customer fails to make payment in accordance with the time-periods defined by legislation and specific regulations. A provision for doubtful accounts is established in an amount deemed sufficient by Management to cover potential accounts receivable risks.


14.  LOANS AND FINANCING

14.1 Description

                                                                           December 31,
                                          ---------------------------------------------------------------------------------
                                                           2001                                    2000
                                          --------------------------------------- ----------------------------------------
                                           Interest                                  Interest
                                              and           Principal                  and           Principal
                                             Other     --------------------------     Other     --------------------------
                                            Charges       Current      Long-term     Charges       Current      Long-term
                                          ------------ ------------  ------------ ------------- ------------  ------------
Local Currency:
   ELETROBRAS                (b) and  (l)         547       23,070        53,415           168       22,568        55,899
   BNDES-MAGISTRA                     (c)       1,360       37,818        75,636         1,754       36,592       109,776
   BNDES-ESCELSA                      (d)       1,268       22,056       169,185           518       21,341       103,148
   BNDES-ENERSUL                      (e)         291       13,466        66,123           945        4,923        77,011
   Banco do Brasil - FCO              (f)         199            -        20,000             -            -             -
   Banco Bilbao Vizcaya - BBVA        (m)         249       15,996             -           222       17,926
   Banco do Brasil S.A                (m)           -       10,000             -            34        4,550
   Banco Alfa                         (m)         138       30,550             -           194       14,810
   Banco HSBC                         (m)          21        1,862             -             -            -
   Citibank                           (m)       1,503       22,546             -             -            -
   Others                                         274       12,885        20,371           223        1,096        16,658
                                          ------------ ------------  ------------ ------------- ------------  ------------
                                                5,850      190,249       404,730         4,058      123,806       362,492
                                          ------------ ------------  ------------ ------------- ------------  ------------
Foreign Currency:
   Senior Notes                       (a)      45,833            -       999,995        38,624            -       842,695
   Banco B.B.A. FMO                   (g)         313       22,596        11,049             -            -             -
   BRADESCO                           (h)          60       11,549             -             -            -             -
   UNIBANCO                           (i)          51       11,318        11,519             -            -             -
   Banco Itau                         (j)          20       10,219             -             -            -             -
   BBA-EIB                            (g)         196            -        37,591           153            -        29,331
   Deutsche Bank                                    -            -             -           658        3,757        30,054
   National Treasury - STN            (k)         464          884        33,179           465          745        28,705
                                          ------------ ------------  ------------ ------------- ------------  ------------
                                               46,937       56,566     1,093,333        39,900        4,502       930,785
                                          ------------ ------------  ------------ ------------- ------------  ------------
                                               52,787      246,815     1,498,063        43,958      128,308     1,293,277
Banco B.B.A. FMO - Long term          (g)         234            -             -             -            -             -
UNIBANCO - Long term                  (i)       1,055            -             -             -            -             -
                                          ------------ ------------  ------------ ------------- ------------  ------------
                                                1,289            -             -             -            -             -
                                          ------------ ------------  ------------ ------------- ------------  ------------
 TOTAL                                         54,076      246,815     1,498,063        43,958      128,308     1,293,277
                                          ============ ============  ============ ============= ============  ============


a) Senior Notes refer to the overseas funding transaction, through the issuance of "Senior Notes," with a principal balance on December 31, 2001 of R$ 999,995 or US$ 430,958 thousand. The securities mature in 2007, and carry an interest rate of 10% per annum, which is payable every six months on January 15 and July 15 of each year. On May 21, 1998, ESCELSA registered the security with the SEC - Securities and Exchange Commission, in the US, as per the Securities Act of 1933.

b) The financing from ELETROBRAS is being used to finance the Generation and Distribution Program. Monthly and quarterly amortization is scheduled through August 15, 2022 both with and without monetary correction and interest rates varying between 6% and 12% per annum.

c) The financing from BNDES for subsidiary MAGISTRA was related to the acquisition of ENERSUL's controlling shares. The loan interest rate is based on the Long-term Interest Rate, plus a spread of 4% per annum, and 11 semi-annual amortization payments beginning November 15, 1999 and extending through November 2004.

d) The BNDES financing obtained by ESCELSA is being used for the transmission and distribution programs. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus spread of 3.8% per annum, with a 12-month grace period and 84 monthly amortization payments beginning November 15, 1999 and extending through November 2006.

e) The BNDES financing obtained by ENERSUL is being used to finance the 1998-2000 Investment Program. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus a spread of 3.8% per annum, spread, with a 24-month grace period and 78 monthly amortization payments beginning September 2001. The BNDES financing used for the construction of the Imbirucu Substation has an interest rate of TJLP plus spread of 4.0% per annum, with 51 monthly amortization payments beginning February 2000 and extending through February 2008.

f) The Banco do Brasil financing obtained by ENERSUL, with funds from the Midwest Constitutional Financing Fund (FCO), is being used for the 2001 Investment Program. The interest rate is 11.20% per annum with 108 monthly amortization payments starting December 2004 and extending through November 2013.

g) Financing from Banco BBA-EIB Creditanstalt S.A for ENERSUL's Distribution Program carries an interest rate linked to quarterly LIBOR plus a spread of 4% to 5% per annum, with a grace period of 36 months and 11 semi-annual amortization payments starting June 2003 and ending March 2009. BBA secured an external line of credit with Netherlands Development Company - FMO, supported by Resolution 2770 from BACEN. The line carries an interest rate of 8.90% per annum and is foreign exchange rate indexed to United States Dollars with amortization payments scheduled to begin March 2002, ending September 2007. The BBA-FMO financing is hedged against currency fluctuations by way of swap contracts.

h) Financing from Bradesco for ENERSUL was secured to cover payments to suppliers at an interest rate of 7.30% to 8.40% per annum, indexed to the foreign exchange rate to United States Dollars, with liquidation in May and June of 2002. The financing is hedged against currency fluctuations by way of swap contracts.

i) Long-term financing from Unibanco for ENERSUL was secured mainly to cover payments to suppliers at an interest rate of 10.85% to 11.40% per annum, indexed to the foreign exchange rate to United States Dollars, with a lump-sum payment in March 2004. Short-term financing from Unibanco was secured in November 2001 at an interest rate of 3.30%, indexed to the foreign exchange rate to United States Dollar, with a lump-sum payment in May 2002. The financing is hedged against currency fluctuations by way of swap contracts.

j) Financing from ITAU was secured mainly to cover payments to suppliers at an interest rate of 1.50% per annum, indexed to the foreign exchange rate to United States Dollars, with a lump-sum payment in October 2002. The financing is hedged against currency fluctuations by way of swap contracts.

k) Financing from National Treasury STN-DMLP was secured for the Distribution Lines and Substation Investment Program at an interest rate of 5.2% to 8.2% per annum, indexed to the foreign exchange rate to United States Dollars.

l) Obligations linked to ELETROBRAS financing for the construction of the Costa Rica Hydroelectric Plant, in the amount of R$5,487, are being presented as a reduction to long and short-term debt at ESCELSA, with the transfer of the obligation to Costa Rica Energetica Ltda.

m) Financing from BBVA, Banco do Brasil, Banco Alfa, HSBC and Citibank was secured to amortize mutual obligations with MAGISTRA and for investments in the Campo Grande Hydroelectric Plant, at a rate of 102.5% to 106.5% of CDI.

14. 2 Guarantees:

ESCELSA and ENERSUL obligations to ELETROBRAS, BNDES and FCO are guaranteed by escrow accounts linked to the companies' receivables. Financing for ENERSUL from the National Treasury (STN) is guaranteed by a direct withdrawal agreement, escrow account, the Mato Grosso do Sul Government, and a portion collateralized with cash. The remaining obligations are guaranteed by promissory notes. The Magistra obligation with the BNDES is collateralized with ENERSUL equity.



14. 3 The breakdown of loans and financing by currency:

                                                 December 31,
                                      ------------------------------------
                                           2001                2000
                                      ----------------   -----------------
    Local currency                          594,979             486,298
    Foreign currency (US Dollars)         1,149,899             935,287
                                      ----------------   -----------------
             Total                        1,744,878           1,421,585
                                      ================   =================


14.4 Percentage variation of the main indicators used for indexing the loans and financing are as follows:

           Currency and indicators             2001         2000
    --------------------------------------- ------------ ------------

    Exchange rate - US dollars                   18.67%        9.30%
    IGP-M Inflation rate                         10.38%        9.95%
    INPC Inflation rate                           9.44%        5.27%
    TJLP long-term interest rate                 10.00%        9.75%

14.5 Maturities of short and long-term installments are due as follows:

                                          December 31, 2001
                                ----------------------------------------
                                              Currency
                               ----------------------------------------
            Maturity              Local       Foreign        Total
    -------------------------- ----------------------------------------
    2002                       190,249       56,566        246,815
    2003                       102,495       11,012        113,507
    2004                       107,241       24,018        131,259
    2005                        67,640       12,056         79,696
    2006                        50,346       10,823         61,169
    2007                        26,838    1,008,737      1,035,575
    2008                        14,616        5,578         20,194
    2009                         9,567        1,952         11,519
    2010                         8,579        1,489         10,068
    2011                         5,468        1,489          6,957
    After 2011                  11,940       16,179         28,119
                           ----------------------------------------
    TOTAL                      594,979    1,149,899      1,744,878
                           ========================================

Financial income (expense) consists of the following:

                                                          December 31,
                                               ---------------------------------
                                                  2001       2000       1999
                                               ----------  ---------  ----------

Interest expense                                (161,450)  (110,885)  (156,271)
Net gain (loss) on exchange rate variations
    And monetary position                       (130,955)    11,510   (169,206)
Gain or loss on hedge contracts                    1,059          -     15,189
Gain on purchase of senior notes                       -          -     15,411
Interest income                                   55,515     75,876    175,532
                                               ----------- ---------- ----------
         Total                                  (235,831)   (23,499)  (119,345)
                                               =========== ========== ==========


During September, October and December, 1998 and February of 1999, the Company purchased US$53,625 thousand and US$15,390 thousand, respectively, of its own senior notes in the open market at a price of US$32,282 thousand and US$8,892 thousand. The notes were formally cancelled and the gain of R$15,411 in 1999 and R$34,882 in 1998, representing the difference between the carrying value and the purchase price, was recognized in financial income.


15.    REGULATORY CHARGES

     a. Regulatory Charges Payable

                                                           December 31,
                                                     ---------------------------
                                                        2001           2000
                                                     -----------   -------------

       Global reserve for reversion quota - RGR         6,973           11,235
       Fuel usage quota - CCC                           6,267            7,207
                                                     -----------   -------------
                Total                                  13,240           18,442
                                                     ===========   =============


     b. Regulatory Charges Expense

                                                             December 31,
                                                 -------------------------------
                                                    2001       2000      1999
                                                 ----------- --------- ---------

      ANEEL - Fiscalization fee                      2,574      2,129     2,185
      Global reserve for reversion quota - RGR      26,598     26,049    26,338
      Fuel usage quota - CCC                        66,680     70,055    35,424
                                                 ----------- ---------- --------
               Total                                95,852     98,233    63,947
                                                 =========== ========== ========


     c. Global Reserve for Reversion Quota - RGR

The global reserve for reversion quota (the RGR Fund) is a reserve fund managed by Eletrobras, as agent for the Brazilian government, designed to provide funds for payments to concessionaires upon expiration of their concessions. In these events, the concessionaire is paid an amount equal to the value of its net assets. Until December 31, 1995, each concessionaire was required to pay an amount equal to 3% of its assets in service to the RGR Fund, limited to 12% of total operating revenues less value-added tax on sales to final consumers.

On January 3, 1996, Decree no. 1,771 decreased the RGR rate to 2.5% of assets in service, limited to 3% of total operating revenues less value-added tax on sales to final customers.

     d. Fuel Usage Quota - CCC

The fuel usage quota represents contributions made by the Company to finance the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

16.  DEFERRED INCOME TAXES

     a. Computation of Income Tax Liability

Taxable income is determined by adjusting income before taxes principally for permanent differences and the effects of temporary differences. Tax loss carry forwards and social contribution negative basis, when available, do not expire and may be used to offset up to 30% of the taxable income in each year. Income tax liability is then determined by applying the statutory rate to taxable income. In periods when income tax computations result in tax losses, the Company recognizes tax credits on such tax losses. Brazilian tax law does not allow filing of consolidated tax returns.

     b. Deferred Tax Liability

The balance represents primarily income tax liabilities computed on the income tax and social contribution in respect of the increase in shareholders' equity due to the recognition of the effects of inflation on non-monetary assets and is all long-term.

                                                            December 31,
                                                      -------------------------
                                                         2001          2000
                                                      -----------   -----------

     Inflationary profits                                10,108         12,580
     Deferred income and social contributions
          Tax on price level adjustments up to 2000     203,985        223,749
                                                      -----------   ------------
              Total                                     214,093        236,329
                                                      ===========   ============


     c. Deferred Tax Asset

                                                               December 31,
                                                         -----------------------
                                                              2001       2000
                                                         ----------- -----------

     Tax loss carry-forwards                                140,549     172,317
      -Deductible temporary differences                      64,484      27,478
     Depreciation of compulsory monetary restatement
          Law no. 8,200                                           -       4,224
     Deferred income and social contribution tax on
          Price-level adjustments up to 2000                 26,276      26,276
                                                         ----------- -----------
              Total                                         231,309     230,295
                                                         =========== ===========

Income tax and social contribution at statutory rates is reconciled to the amount reported as income tax expense (income) in these financial statements as follows:

                                                                                    December 31,
                                                                       ---------------------------------------
                                                                          2001          2000         1999
                                                                       ------------ --------------------------

           Income (loss) before tax                                       (60,294)        70,189    (100,292)
           Statutory rates                                                     34%           34%          35%
                                                                       ------------ --------------------------
           Income tax expense (benefit) at statutory rate                 (20,500)        23,864     (35,102)
           Reversal of tax loss carryforward                                 4,778             -            -
           Amortization of goodwill                                            893           864          825
           Remuneration of construction work in progress                     1,543             -            -
           Price-level Adjustment- Goodwill                                    129      (12,628)     (29,203)
           Reversal of non-deductible expenses                                   -             -        1,085
           Others                                                            2,145         2,128      (7,108)
                                                                       ------------ --------------------------
                    Total expense (benefit)                               (11,012)        14,228     (69,503)
                                                                       ============ ==========================


17.   ACCRUAL FOR CONTINGENCIES


                                   ----------------------------------------------------------------------------
                                                     2001                                   2000
                                   ----------------------------------------- -----------------------------------
                                         Provision             Escrow              Provision           Escrow
                                   ----------------------                    -----------------------
                                        Accumulated           Deposits            Accumulated         Deposits
---------------------------------  ---------------------- ------------------ ----------------------- -----------
Current Liabilities:
Fiscal
   COFINS                                         39,382             39,382                  39,382      39,382
                                         ---------------- ------------------        ---------------- -----------
TOTAL                                             39,382             39,382                  39,382      39,382
                                         ================ ==================        ================ ===========
Long Term:
  Labor claims                                    19,999             11,656                  20,529      10,348
  Civil litigation                                31,098              6,206                   9,658         351
  Fiscal                                          87,714             58,954                  37,900      46,876
                                         ---------------- ------------------        ---------------- -----------
TOTAL                                            139,811             76,816                  68,087      57,575
                                         ================ ==================        ================ ===========

Management believes that the provisions recorded are sufficient to cover eventual losses from litigations. Based on the opinion of the Companies' legal counsel, all litigations were provided for where the probability for recovery was estimated as remote. Furthermore, there is labor, civil and fiscal cases pending which total R$26,563, for which the probability of a favorable outcome was estimated as likely and no provisions were recorded on the financial statements.

COFINS

Provision set up on the basis of amounts deposited from May 1996 to July 1999, based on a preliminary injunction obtained in May 1996 by way of an immunity plea for the tax.

With the decision by the Supreme Court - STF in July 1999, upholding the constitutionality of COFINS tax on electric energy transactions, Escelsa converted the deposited amounts, normalizing the taxes collected, reclassifying the provision as Current. The Company awaits the final ruling for a reversion of the deposits and subsequent payment of the amounts provided for.

Labor Contingencies

Refer to the various labor claims against the Companies, which claim payment of overtime, hazardous work conditions, reintegration, among other items.

Civil and Fiscal Contingencies

The civil and fiscal contingencies include suits in which the Companies are a defendant in cases which are related to alleged moral and material damages, in addition to challenges to amounts paid by customers for tariff increases based on DNAEE regulations 38 and 45 of January 27, 1986 and March 4, 1986, respectively, during the Cruzado Plan.

Escelsa awaits ruling for a suit with the Federal Reserve ("Receita Federal"), for compensation of amounts overpaid-related to FINSOCIAL, due to the unconstitutionality of the rules - Law nos. 2,445 and 2,499. There is also a decision, which guarantees restitution, and/or compensation for amounts overpaid related to fines on tax collections and contributions made spontaneously and untimely. Exemption from the fine is being requested based on article 138 of the National Tax Code - CTN.

Based on legal counsel, Escelsa compensated the amounts related to past-due contributions (PIS, Cofins, IRPJ and CSLL), as per Article 66 of Law no. 8,383/91. Conservatively, Escelsa maintained provisions for amounts corresponding to the above mentioned taxes and contributions.


18.  SPECIAL LIABILITIES

                                              December 31,
                                    ---------------------------------
                                         2001              2000
                                    ---------------   ---------------
       Consumers' contributions          249,181           234,408
       Other                              13,139            13,139
                                    ---------------   ---------------
                Total                    262,320           247,547
                                    ===============   ===============


Consumers' contributions consist of assets provided to the Company by certain residential, rural and industrial customers to facilitate connection or in case of low return on the investment by the Company. Eventual liquidation of these special liabilities is dependent upon future determinations by ANEEL.

19.  SHAREHOLDERS' EQUITY

     a. Capital Stock

Escelsa, as stated in its by-laws, is authorized to operate with capital of up to R$1,000,000, of which R$239,141 (R$153,947 in corporate law) was subscribed as of December 31, 2001. Capital, as of December 31, 2001, 2000 and 1999, was represented by 4,550,833 common shares, with no par value. The following table sets forth information with respect to beneficial ownership of Escelsa's common shares.

                                             Quantity            Quantity              % of
             Shareholders                    of shares       of shareholders      Participation
----------------------------------------  ---------------- ---------------------  ---------------

Iven S.A.                                    2,378,673               1                  52.27
GTD Participacoes S.A.                       1,137,709               1                  25.00
Fundacao Banco Central-CENTRUS                 275,678               1                   6.06
Other                                          758,773             152                  16.67
                                          ---------------- ---------------------  ---------------
         Total                               4,550,833             155                 100.00
                                          ================ =====================  ===============

In October 1994 Iven acquired 20% of ESCELSA common shares from the State Government. In July 10, 1995 Iven and GTD entered into a shareholders' agreement when they purchased, in a consortium, 50% (plus one share) of the voting stock of Escelsa. Shares purchased by GTD and Iven pursuant to the privatization of Escelsa may not be sold without the prior authorization of ANEEL. The shareholders' agreement expires in the year 2002. The joint ownership of a majority of the voting shares gives Iven and GTD the ability to control the election of the majority of Escelsa's Board of Directors, as well as the ability to determine the outcome of major decisions requiring the approval of Escelsa's shareholders. According to the agreement, the shares of Iven and GTD subject to the agreement may not be voted unless both parties agree to vote in the same manner. Accordingly, if Iven and GTD do not agree as to any particular matter, a deadlock would result. In addition, over a period of time, Iven has acquired approximately 8% of the ESCELSA shares in the market to increase its total participation to 52.27%.

     b. Capital Reserves

                                                              December 31,
                                                      -------------------------
                                                        2001         2000
                                                      -------------------------

      Remuneration on construction work in progress     162,880      160,555
      Donations and subsidies                            28,720       28,720
      Recoverable rate deficit - CRC account            607,712      607,712
      Other                                              50,110      127,082
                                                      -------------------------
               Total                                    849,422      924,069
                                                      =========================




Remuneration on construction work in progress is the value resulting from the calculation of interest on funds invested in construction work in progress, which may be used only for capital increases.

Donations and subsidies represent mainly property donated by the Brazilian government.

Recoverable rate deficit (CRC) represents compensation for a rate of return lower than the Brazilian national average for years prior to 1993. The CRC was applied to reduce payables to Furnas, Eletrobras and others, and the remaining portion was exchanged for government securities. These offsets were credited directly to shareholders' equity.

     c. Income Reserves

                                   December 31,2000
                              --------------------------

    Legal reserve                          188
    Undistributed profits                3,319
                              --------------------------
             Total                       3,507
                              ==========================


Brazilian laws and Escelsa's by-laws require that certain appropriations be made from retained earnings to reserve accounts on an annual basis. The Legal reserve is a requirement for all Brazilian corporations and represents the annual appropriation of 5% of net income up to a limit of 20% of capital stock, as determined according to Brazilian corporate legislation. This reserve may be used to increase capital or to absorb losses, but may not be distributed as cash dividends.

The Company's by-laws guarantee a minimum annual dividend equal to 25% of the adjusted net income for the year, as required by Brazilian corporate law. Interest on stockholders' equity as from January 1, 1996 is considered part of the minimum dividend.

20.  OPERATING REVENUES

        Electricity Sales

                                                        Year ended December 31,
                                               ---------------------------------
                                                             Gross revenues
                                               ---------------------------------
                                                  2001        2000        1999
                                               ----------- ----------- ---------
  Final customers-
    Residential                                  489,655     508,360     497,612
    Industrial                                   399,578     375,944     340,305
    Commercial, service and other activities     250,407     241,466     219,575
    Rural                                         68,622      63,622      62,570
    Miscellaneous                                111,095     116,817     113,650
   Regulatory assets                             298,533           -           -
                                               ----------- ----------- ---------
                                               1,617,890   1,306,209   1,233,712
   Unbilled revenues                                (273)      6,917       4,107
                                              ----------- ----------- ----------
                                               1,617,617   1,313,126   1,237,819
 Wholesale                                        83,519      42,723      39,072
                                              ----------- ----------- ----------
 Other                                            29,646      32,944      22,149
                                              =========== =========== ==========
                                               1,730,782   1,388,793   1,299,040
                                              =========== =========== ==========


                                                    Year ended December 31,
                                               ---------------------------------
                                                Quantities (GWh) (a) (unaudited)
                                               ---------------------------------
                                                  2001        2000        1999
                                               ----------- ----------- ---------
     Final customers-
     Residential                                  2,055       2,363       2,308
     Industrial                                   3,669       3,979       3,530
     Commercial, service and other activities     1,303       1,403       1,286
     Rural                                          584         607         618
     Miscellaneous                                  826         919         906
                                               ----------- ----------- ---------
                                                  8,437       9,271       8,648
     Wholesale                                      347         345         334
                                               ----------- ----------- ---------
                                                  8,784       9,616       8,982
                                               =========== =========== =========

     (b) Number of customers in thousands         1,495       1,406       1,344
                                               =========== =========== =========

(a) Includes 2,672 GWh in 2001, 2,836 GWh in 2000 and 2,634 GWh in 1999 related to Enersul.

(b) Includes 572 thousand in 2001, 541 thousand in 2000 and 518 thousand consumers in 1999 related to Enersul. Escelsa has entered into contracts with its 26 largest customers and numerous other large customers. Such contracts contain minimum demand clauses which require the customer to pay for either contracted demand or, if greater, actual capacity used. Contracts have durations of three or five years, with automatic renewals for equal durations, subject to notice of 12 and 18 months, respectively, prior to expiration of the term. Other contracts have three-year terms, with perpetual rolling one year renewals.

Each such contract is subject to termination on approximately 1 1/2 years notice (if the contract is not terminated, it automatically extends for one additional year). Tariffs are set pursuant to the Escelsa Concession Contract with ANEEL. While, historically, none of these contracts has been terminated, there can be no assurance that any of these contracts will be renewed in the future, particularly given the threat of competition by IPPs for industrial customers. If any significant customers terminate their contracts or fail to renew a contract, Escelsa would be entitled, pursuant to the Power Sector Law, to immediately reduce its purchases from Furnas by a corresponding volume of electricity. Customers with whom Escelsa maintained such contracts represented approximately 47% of its sales of electricity (measured in MWh) and 32% of its revenues during 2001.

Enersul has entered into similar contracts with its ten largest customers, which accounted for approximately 9.5% of Enersul's energy sold by volume during 2001.


21.   TAXES ON SALES
                                                               December 31,
                                               ---------------------------------
                                                  2001       2000       1999
                                               ----------  ---------- ----------

Value-added tax on sales to final consumers      284,722     286,893    262,706
Other taxes on sales                              60,575      43,336     45,852
                                               ----------  ---------- ----------
         Total                                   345,297     330,229    308,558
                                               ==========  ========== ==========


Other taxes on sales includes PIS (0.65%) and Cofins (3%) on all revenues.


22.  PENSION PLANS AND OTHER BENEFITS TO EMPLOYEES

a) The Parent Company is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security to the Company's employees through two benefit packages: A Defined Benefit Plan (Plan I) and a Defined Contribution Plan (Plan II). These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization regime, which is calculated annually.

A comparison of the Technical Reserves follows:

     TECHNICAL RESERVES:                       Parent Company
                                        ------------------------------
                                            2001            2000
                                       --------------  ---------------
     Mathematical Reserves:
        Vested benefits                        72,604          61,476
        Nonvested                              77,180          74,285
         Reserves to be amortized                   -           (853)
                                        --------------  --------------
                                              149,784         134,908
                                        --------------  --------------
     Contingency reserve                       22,227          20,451
                                        --------------  --------------
     Total                                    172,011         155,359
                                        ==============  ==============


b) The table below shows the number of participants for each plan type:

                                           PLAN I      PLAN II       TOTAL
                                        ---------- ------------ -----------
           Active participants                 41        1,455       1,496
                                        ---------- ------------ -----------
           Non-active participants
               Retirees                       641           94         735
               Pension beneficiaries          101            4         105
                                        ---------- ------------ -----------
                                              742           98         840
                                        ---------- ------------ -----------
           Total                              783        1,553       2,336
                                        ========== ============ ===========

c) As a sponsor, the Parent Company matches monthly contribution from the members of ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. For 2001, the Parent Company contributed R$2,552 compared to R$2,519 in 2000.

d) As per CVM Rule 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to record and disclose all liabilities related to post-employment benefit payments, based on rules set forth by NPC Pronouncement 26 from IBRACON. Companies have the option to recognize the liabilities in 2001. If such option is chosen companies must record such effects directly in Shareholders' equity as an adjustment to prior periods. Alternatively, companies can wait until 2002 to record the liabilities and defer the recognition of the related pension expense over a five-year period. Escelsa opted to recognize the pension liabilities in 2001.

To meet this requirement, ESCELSA commissioned an independent actuarial study to evaluate such benefits. As a result of such actuarial analysis the following was identified:

     o Coverage for medical, dental, pharmaceutical, life insurance and in approved cases, dependent care expenses, corresponding to 50% of the company's salary base;

     o Retirement Indemnity Program (AIA) is paid to employees hired through 12/31/1981, payable upon termination of employment, either voluntary or forced. The AIA guarantees a savings reserve for which the amount is calculated for each employee in proportion to their social security contribution period through 10/31/1996, salary and social security benefit on 10/31/1996.

e) The actuarial premises used for the study were:

          o    Discount rate                    6% per annum
          o    Expected return on assets        6% per annum
          o    Future salary growth             3% per annum
          o    Capacity factor - salaries     100%
          o    Capacity factor - benefits      98%

f) As a result of the actuarial study conducted, and as per article 84 of CVM Ruling 371/2000, the present value of the actuarial obligations (excess of projected benefit obligation over the fair value of the plan's assets) was calculated and recorded in Shareholders' Equity, as an adjustment to prior years in the amount of R$20,403, composed of the following:


                                                                   RETIREMENT           HEALTH           RETIREMENT
ASSETS (LIABILITIES) TO BE RECOGNIZED                                 PLAN               PLAN             INDEMNITY
                                                                                                           PROGRAM
-------------------------------------------------------------  -------------------  ----------------  ------------------
o    Present value of fully or partially exposed actuarial
     obligations                                                    (70,491)
o    Fair value of assets                                            96,709
o    Present value of fully exposed actuarial obligations                               (22,768)             (7,683)
                                                               -------------------  ----------------  ------------------
o    Funded Status                                                   26,218             (22,768)             (7,683)
                                                               ===================  ================  ==================


The balance of the liability recorded against shareholders' equity as an adjustment to previous years is composed of the following:

     Obligations related to ex-employee benefits                   30,451
     Deferred income tax and social contributions (33%)          (10,048)
                                                                 ---------------
     Adjustments to prior years                                    20,403
                                                                 ===============

g) As shown in the actuarial study, in the Retirement Plan the fair value of the assets exceeds the present value of the partially and fully exposed actuarial obligations. However, management has conservatively chosen not to record this surplus as a deduction to exposed obligations.

A breakdown of current and long-term liabilities related to the post-employment benefits was conducted based on the actuarial calculation described in item "c" above for costs expected in 2002, as per the following:

    Cost of current service                                                680
    Interest costs                                                       1,740
                                                              ----------------
    Obligations related to post-employment benefits - current            2,420
    liabilities
                                                              ================

ENERSUL is the sponsor of FUNDACAO ENERSUL, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security to the Company's employees. As a sponsor, the Company pays a monthly installment proportional to that of the members of FUNDACAO ENERSUL, limited to 7% of the total payroll. For 2001, ENERSUL contributed R$ 1,888 the fund (R$1,884 in 2000).

The sponsor has a commitment to FUNDACAO ENERSUL, represented by the corresponding supplemental cost to the amortization installment relative to time of service prior to the founding of the FUNDACAO ENERSUL, considered as contribution time, and which will be amortized by the supplemental rate during the next 12 years and nine months. The estimated amount to be accrued during the period is approximately R$ 22,533.

A comparison of the Technical Reserves follows:


                                                  ENERSUL
                                        ------------------------------
                                            2001            2000
     TECHNICAL RESERVES:               --------------  ---------------
       MATHEMATICAL RESERVES:
        Vested benefits                        42,790          35,258
        Nonvested benefits                     25,080          29,402
         Reserves to be amortized             (22,533)        (24,692)
                                        --------------  --------------
                                               45,337          39,968
                                        --------------  --------------
     TECHNICAL SURPLUS
     Contingency reserve                       77,488          65,737
     Funds                                      2,369           2,037
                                        --------------  --------------
                                               79,857          67,774
                                        --------------  --------------
     TOTAL                                     125,194        107,742
                                        ==============  ==============


As per CVM Ruling 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to record and disclose all liabilities related to post-employment benefit payments, based on rules set forth by NPC Bulletin 26 from IBRACON. To meet this requirement, ENERSUL commissioned an independent actuarial study to evaluate such benefits. As a result of this study, it was determined that the only pension plan offered would be a defined benefit plan.


The actuarial premises used for the study were:

     o   Discount rate                          6% per annum
     o   Expected return on assets              6% per annum
     o   Future salary growth                   3% per annum
     o   Capacity factor - salaries           100%
     o   Capacity factor - benefits            98%


                                                                                                Asset
                                                                                              Plan as of
ASSETS (LIABILITIES) TO BE RECOGNIZED 12/31/2001                                           December 31, 2001
--------------------------------------------------------------------------------   -------------------------------
o     Present value of fully or partially exposed actuarial obligations                         (65,237)
o     Fair value of assets                                                                      101,535
                                                                                   -------------------------------
o     Amount to be recorded                                                                      36,298
                                                                                  ================================


As shown in the actuarial study, in the Retirement Plan the fair value of the assets exceeds the present value of the partially and fully exposed actuarial obligations as of December 31, 2001. However, management has conservatively chosen not to record this as a surplus, particularly as it is currently implementing a new pension plan - Pension Plan II, which will be based on defined contribution for funding and defined benefit for distribution of benefits, so as to guarantee retirement risks in the first stage of the plan.

23.  MANAGEMENT'S REMUNERATION

Personnel expenses include the amount of R$4,663 (R$3,882 in 2000), which refer to Management's remuneration.

24.   CONSTANT CURRENCY METHOD

As described in Note 2, Brazilian GAAP no longer requires accounting for inflation effects occurred after December 31, 2000. If inflation effects were to be recorded during the year 2001, based on the IGP_M variation, shareholders' equity as of December 31, 2001 and the net income for the year then ended would be as follows:



                                                                                Net          Shareholders'
                                                                              Income             Equity
                                                                         ----------------- ------------------
 As originally reported in the corporate law financial statements                (26,136)             731,403
 Accounting for inflation not allowed
   Under corporate law method-
      Investments                                                                   (285)                 500
      Goodwill - net amortization                                                 45,040              102,225
      Property, plant and equipment - net of depreciation                        165,401              842,654
      Shareholders' equity                                                      (121,632)                   -
      Special liabilities                                                        (26,140)           (105,763)
      Income tax and social contribution effect                                   (5,728)           (243,339)
      Minority interest                                                          (15,165)            (76,450)
                                                                         ----------------- -------------------
As inflation effects would have been recognized up to December 31, 2001           15,355           1,251,230
                                                                                 ================= ===================


25.   SUMMARY OF DIFFERENCES BETWEEN
        BRAZILIAN GAAP AND US GAAP
        RELATED TO THE COMPANY

        25.1 - Description of the GAAP Differences

The Company's accounting policies comply with Brazilian GAAP. A summary of the differences between Brazilian GAAP and US GAAP is provided below:

        a.    Regulated Accounting Principles

The Company adopted the accounting principles established by ANEEL for electric utilities in Brazil.

           a.1 - Applicability of SFAS No. 71,
                   "Accounting for the Effects of Certain Types of Regulation"



As a result of various actions taken by the Federal government and ANEEL in 2001, the Company is subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" because the rate-setting structure in Brazil is now designed to recover the Company's allowable costs. Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a tariff review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost.


During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, the Companies reached an industry-wide agreement (the "agreement") with the Brazilian government that provided resolution to all rationing related issues as well as to certain other electricity tariff related issues. The tariff increase will remain in effect until all recoverable amounts are collected which the Company estimates will take approximately 4 years. The amount of R$103,740 in the Shareholder's equity and Net loss reconciliations represent the revenues, which have been reversed of revenues reported for Brazilian GAAP purposes, considering the 24 month period for recoverability established in the Emerging Issues Task Force ("EITF") No. 92-7, "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs" .


                a.2 - Capitalization of Interest Costs Relating
                        to Construction in Progress

Under Brazilian GAAP, the Company capitalizes both interest costs of borrowed funds and imputed interest on shareholders' funds applied to construction in progress. For US GAAP reconciliation purposes, the capitalized imputed interest on shareholders' funds applied to construction in progress was reversed. Only interest on borrowed funds remains capitalized and the depreciation was computed using the rates applicable to the corresponding class of property, plant and equipment. Though the basis of calculation differs from the Brazilian GAAP. Under U.S. GAAP, in accordance with the provisions of SFAS no. 34 - Capitalization of Interest Costs, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and U.S. GAAP which is included in the net book value of disposed property, plant and equipment.

                  a.2 - Special Liabilities

Under Brazilian GAAP, the Company records special liabilities, representing consumers' contributions to the cost of expanding power supply systems, as liabilities and includes the related asset in property, plant and equipment, subject to depreciation over the applicable useful lives. Under US GAAP, contributions received from customers as reimbursement for construction costs are typically credited against the cost of the related fixed assets. For US GAAP reconciliation purposes, special liabilities were amortized using the depreciation rates applicable to the corresponding class of property, plant and equipment acquired with such consumers' contributions.

       b.   General Accounting Principles

                  b.1- Pension and Other Benefits

Under Brazilian GAAP, until December 31, 2001, pension plan and other benefits were recognized on a cash basis. As per CVM Rule 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies may record and are required to disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Pronouncement 26 from IBRACON, which are quite similar to SFAS 87 and 106 rules. Alternatively, was granted the option to amortize such initial transition obligation as of December 31, 2001, directly to shareholders' equity. Escelsa has adopted such option for US GAAP reconciliation purposes, SFAS no. 87, "Employers' Accounting for Pensions" and SFAS no. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" require recognition of costs on a more comprehensive accrual basis. In addition, US GAAP requires the recognition of either an asset or a liability, as appropriate, for the difference between projected benefit obligations (as defined in SFAS no. 87 and SFAS no. 106) and plan assets. Such assets must be stated at fair value, as adjusted for certain reconciling items.

                  b.2 - Purchase Accounting

Under Brazilian GAAP, purchases of the majority of the shares of another company are recorded at the book value, restated for inflation in consolidation up to December 31, 2000. The difference between the purchased company's net assets and the purchase price is recorded as goodwill and amortized over the concession term of the purchased company. The purchaser is permitted to defer amortization of goodwill for several months until the acquired company is integrated. In addition, Brazilian GAAP permits amortization of goodwill based on projections of future profitability.

Under US GAAP, the assets and liabilities of the purchased company must be recorded at fair value, and the difference between the fair value of net assets and the purchase price is recorded as goodwill. Although goodwill may be amortized over up to forty years under US GAAP, the Company will use a thirty-year amortization period on a straight-line basis for US GAAP, which is the concession term of Enersul.

Certain adjustments subsequent to the purchase must be recorded as an adjustment to goodwill under US GAAP. During 1998, Enersul reversed the valuation reserve related to the deferred tax asset for unused tax loss carry forwards. All of these loss carry forwards related to periods prior to the purchase date. Under US GAAP, the reversal of the valuation reserve is a reduction of goodwill.

The goodwill computed using the fair values assigned to assets and liabilities totaled R$565,349, compared to R$479,751 under Brazilian GAAP (see note 11). The fair value of fixed assets under US GAAP totaled R$855,705 compared to book value of R$941,299 under Brazilian GAAP. . The Company adjusted shareholders' equity and results of operations reported in 2001 for the cumulative effects of the additional depreciation charged to operations under Brazilian GAAP in the amount of R$15,406 (or R$6,709, net of income taxes and minority interest). The amounts previously reported in the US GAAP reconciliation for shareholders' equity and results of operations were not restated by the Company since the effects were not deemed to be material to shareholders' equity and the historical trend of results of operations.

                  b.3 - Income Taxes

Under Brazilian GAAP, deferred income tax liabilities are recognized based on the amount of future expected taxes to be paid. Deferred income tax assets related to deductible temporary differences (expenses that are accrued but not deductible until future periods) or tax loss carryforwards are recognized when there is a reasonable certainty the Company will generate profits against which it can offset such an asset.

Under US GAAP, deferred income tax assets related to deductible temporary differences or tax loss carry forwards are recognized and a valuation reserve is not recorded if it is more likely than not that such assets will be realized. Under Brazilian GAAP, the deferred tax effects related to the indexing of permanent assets for financial reporting but not for tax purposes are recorded in equity. Under US GAAP, this deferred tax liability must be charged to the statement of operations.

The reversal of the valuation reserve related to deferred tax assets of Enersul for unused tax loss carry forwards was recorded as a credit to statement of operations for the year ended December 31, 1998 for Brazilian GAAP. For US GAAP the reversal of this reserve was recorded as a reduction of the goodwill on the purchase of Enersul. For Brazilian GAAP, the reversal totaled R$129,933. For US GAAP, the valuation reserve was R$104,734 (63,479 net of the minority interest), as the deferred tax asset had been offset by deferred tax liabilities mainly related to the basis difference between Brazilian GAAP and US GAAP.

                  b.4 - Dividends Proposed

Under Brazilian corporate law, at each balance sheet date, the board of directors is required to propose a dividend distribution from earnings and accrue for this in the financial statements of the Company. Since this proposal may be ratified or modified at the annual shareholders' meeting, for US GAAP reconciliation purposes, such dividends were not considered as declared at the balance sheet date since they were not approved as of that date and were reversed.

                  b.5 - Impairment of Long-lived Assets

Under Brazilian GAAP, the carrying value of fixed assets are written down to realizable values when it is estimated that such assets will not be realized through normal depreciation without loss to the company.

Under US GAAP, the Statement of Financial Accounting Standards- SFAS ("SFAS") 121 - "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of". Under SFAS 121, a provision for impairment is recorded against long-lived assets when there is an indication, based on a review of undiscounted future cash flows, that the carrying value of an asset or a group of assets may not be recoverable. No provision was required for US GAAP reconciliation purposes.

                  b.6 - Statements of Cash Flows

Brazilian GAAP does not require the presentation of a statement of cash flows as required by US GAAP. Changes in working capital are presented in the statement of changes in financial position. US GAAP requires the presentation of a statement of cash flows describing a company's cash flows from operating, financing and investing activities.

                  b.7 - Earnings Per Share

Brazilian GAAP permits earnings per share to be calculated based on the number of shares outstanding at year end. Under US GAAP, the earnings per share calculation takes into account share equivalents and the number of shares is computed on a weighted average basis. In addition, US GAAP requires the computation of diluted earnings per share, which is not required under Brazilian GAAP. Since there were no changes in the number of outstanding shares for the years ended December 31, 2001, 2000 and 1999, the weighted average shares outstanding for US GAAP purposes was the same as the year end amounts. There were no dilutive potential common shares. Therefore,diluted earnings per share are not shown.

                  b.8 - Financial Statement Note Disclosures

Brazilian GAAP generally requires less information to be disclosed in the notes to the financial statements than US GAAP.

The additional disclosures required by US GAAP, which are relevant to the accompanying financial statements, are included in Note 25.3.

                  b.9 - Net Income Before Taxes and Minority Interest

Under US GAAP, this line item would not be permitted in the income statement. The line under Brazilian GAAP is intended to measure operations before these items.

                  b.10 - Amortization of Goodwill

As permitted under Brazilian GAAP, the Company is amortizing goodwill over the 30 year concession period based on the proportion of projected net income for the period subsequent to the purchase of Enersul. Also, no goodwill was amortized in 1997.

Under US GAAP, the straight-line method of amortization is being used over a 30-year period . In addition, goodwill was amortized for the period from the purchase date, November 25, 1997, to December 31, 1997 for US GAAP.

                  b.11 - Gain on repurchased senior notes

Under US GAAP, the repurchase of senior notes is considered an extinguishment of debt and, therefore, the gain is accounted for as an extraordinary item in the statement of operations.


                  b.12 - Accounting and reporting of investments in marketable securities

Under Brazilian GAAP, the Company has classified investments in marketable securities as current assets since they are highly liquid and readily available for sale at any time.

Under US GAAP, these investments would be classified as available for sale in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income until realized, net of related income tax effects in accordance with SFAS 109, "Accounting for Income Taxes". Also, under US GAAP, a company that presents a classified balance sheet should report individual available for sale securities as either current or long-term, as appropriate, under the provisions of ARB No. 43, Chapter 3A, "Working Capital - Current Assets and Current Liabilities". In 2000 all mareketable securities would be classified as current assets under USGAAP. In 2001, all marketable securities would be classified as long-term under US GAAP. Unrealized gains and losses in 2001 are not significant. There were no unrealized gains or losses in 2000 or 1999.

                  b.14 - Net operating revenue


Net operating revenue under Brazilian GAAP differs from US GAAP on the recognition of revenues from value added and other sales taxes, as presented below:


                                                     2001                 2000              1999
                                            ----------------------   ----------------- ----------------
Net revenue under  BR GAAP                             1,385,485         1,058,564          990,482
Value added and other sales taxes                        345,297           330,229          308,558
                                            -----------------------------------------------------------
Net revenue under US GAAP                              1,730,782         1,388,793        1,299,040
                                            ===========================================================


25.2 - Reconciliation of Differences Between
               Brazilian and US GAAP

Net income and restated shareholders' equity adjusted to take into account the significant differences between Brazilian GAAP and US GAAP, except for the comprehensive effects of price-level changes (as the Brazilian economy was inflationary prior to 1998), are as follows:

a.       Shareholders' Equity

                                                                                 As of December 31,
                                                                            --------------------------------
                                                                                2001            2000
                                                                                           (As restated)
                                                                            -------------- -----------------

As reported on the accompanying Brazilian GAAP financial statements           1,093,825         1,171,979
Different criteria for-
Regulatory asset                                                               (103,740)                -
 Capitalization of interest during construction-
      Reversal of interest capitalized under-
         Brazilian regulated accounting                                        (402,954)         (398,415)
         Capitalization of interest                                             321,865           317,326
         Depreciation of interest capitalized, net                               48,495            46,791
Reversal of depreciation - Fair value fixed asset                                15,406                 -
Cumulative depreciation of special liabilities                                   86,398            76,232
Reversal of pension and other postretirement obligations - CVM 371-              30,451
Note21
Pension and postretirement benefits SFAS 87 and
    SFAS 106 adjustment                                                         (27,120)          (35,208)
Reversal of dividends declared                                                         -           13,245
Accumulated amortization of goodwill                                            (52,291)          (39,498)
Reversal of valuation allowance related to tax   loss carryforwards of
Enersul                                                                        (129,933)         (129,933)
Effects of income tax on the adjustment above-
 Deferred Income tax liability                                                 (165,863)         (145,315)
 Deferred Income tax and social contribution asset                              176,159           143,096
Minority interest                                                                33,205            39,013
                                                                            -------------- ---------------
Approximate restated shareholders' equity according to US GAAP                   923,903         1,059,313
                                                                            ============== ===============
b.       Net Income (Loss)

                                                                                         Year ended December 31,
                                                                              ------------------------------------------------
                                                                                  2001            2000            1999
                                                                                                              (As restated)
                                                                              --------------- -------------- -----------------

As reported on the accompanying price-level financial statements                 (60,076)        52,647           (17,280)
Different criteria for-
  Regulatory Asset                                                              (103,740)
  Capitalization of interest                                                       4,539            -              18,850
  Depreciation of capitalized interest                                             1,704          2,075             2,165
  Depreciation - Fixed Asset - Fair Vale                                          15,406            -                   -
  Amortization of special liabilities                                             10,166          9,535             9,288
  Pension and postretirement benefits SFAS 87 and
      SFAS 106 adjustment                                                          8,088          6,834             8,134
  Deferred income tax effect from indexation of shareholders' equity                  -         (35,895)          (91,998)
  Amortization of goodwill                                                       (12,793)       (13,892)           31,604
Effects of income tax on the adjustment above-
   Deferred Income tax liability                                                 (11,220)        (3,832)          (11,491)
   Deferred Income tax asset                                                      31,565         (2,255)            5,517
   Minority interest                                                              (5,808)        (3,036)            7,915
Classification of extraordinary item                                                  -              -            (10,325)
                                                                              --------------- -------------- -------------
Approximate net income (loss) before extraordinary item under US GAAP           (122,169)        12,181           (47,621)

Extraordinary item - gain on extinguishment of debt, net of applicable tax
    effect of R$5,085 in 1999                                                          -              -            10,325

                                                                              --------------- -------------- -----------------




                                                                              --------------- -------------- -----------------
 Approximate net income (loss) under US GAAP                                    (122,169)        12,181           (37,296)
                                                                              =============== ============== =================

US GAAP net income (loss) before extraordinary item - per share (in                  (26.85)           2.68           (10.46)
Brazilian Reais)
Extraordinary item - per share (in Brazilian Reais)                                  -              -                   2.26
                                                                              =============== ============== =================
US GAAP net income (loss) per share (in Brazilian Reais)                             (26.85)           2.68            (8.20)
                                                                              =============== ============== =================
Weighted average shares outstanding                                                4,550,833      4,550,833        4,550,833
                                                                              =============== ============== =================

                                                                                              (As restated)     (As restated)

Shareholders' equity under US GAAP as of beginning of the year                     1,059,313      1,047,132        1,156,522
US GAAP net income (loss) for the year                                             (122,169)         12,181          (37,296)
Dividends                                                                           (13,241)         -               (72,094)
                                                                              --------------- -------------- -----------------
Shareholders' paid equity under US GAAP as of the end of the year                    923,903      1,059,313         1,047,132
                                                                              =============== ============== =================


         c.   Restatement of prior year amounts:

During 2001 the Company determined that differences occurred in the determination of net income and shareholders' equity under US GAAP in previous years, relating to the recognition of deferred income tax assets and liabilities, reversal of valuation allowance recorded in statements of operations under Brazilian GAAP and the related minority interest effects. The effect of these differences on previously reported shareholders' equity and Net income (loss) amounts under US GAAP are as shown as follows:

               c.1. Shareholders' equity:


                                                                      As of December 31
                                                                  -----------------------------
                                                                       2000           1999
                                                                  ---------------- ------------
Shareholders' equity under USGAAP as previously reported
                                                                        1,015,187    1,003,006
Effect of differences related to deferred income tax assets
and liabilities                                                            59,399       59,399
Effect of differences related to reversal of valuation                   (15,273)     (15,273)
allowance
                                                                      -----------  -----------
Shareholders' equity under USGAAP as restated                           1,059,313    1,047,132
                                                                       ==========   ==========




               c.2. Net income (loss) :

                                                                     As of December 31,
                                                               --------------------------------
                                                                      2000            1999
                                                               ------------------- ------------
Net income (loss)  under USGAAP as previously reported                     12,181     (55,816)
Effect of differences related to deferred income tax assets
and liabilities                                                              -           8,201
Effect of differences related to reversal of valuation                       -          10,319
allowance
                                                                          -------     --------
Net income (loss) under USGAAP as restated                                 12,181     (37,296)
                                                                          =======     ========


         25.3 - Additional Disclosures Required by US GAAP

          a.    Pension Funds - Escelsa

SFAS 87 was adopted by Escelsa on December 31, 1994. Prior to such date, the application of SFAS 87 was not feasible due to the lack of sufficient information for prior years. The unrecognized net transaction obligations for the pension and retirement plans detailed below are being amortized on a straight-line basis over 15 years as from December 31, 1988. The amortization from December, 31, 1988 through December 31, 1994 was recorded directly to equity in the opening balance sheet under US GAAP and was approximately R$16,486 (funded pension plan) and R$5,711 (retirement indemnity program).

               a.1 - Funded Pension Plan

Until May 31, 1998, Escelsa sponsored only a defined benefit pension plan covering all employees, with benefits based on salary and social security benefits. On June 1, 1998, Escelsa introduced a defined contribution plan to which employees could voluntarily transfer. The plan's assets are invested in a separate fund administered by an independent legal entity called Escelsos. Contributions are made both by the sponsor and the participants based on an actuarial study prepared by an internal actuary. This study is conducted according to prevailing Brazilian regulations, as determined by the Social Security authorities, and is aimed to provide enough funds to cover future benefit payments. The fund's assets comprise principally time deposits, equity securities, government securities and real estate.

Based on the report prepared by independent actuaries, the funded status and the amounts recognized in the Company's US GAAP balance sheet for Escelsa only (excluding Enersul) for the above plan, calculated according to SFAS 87, are as follows:



                                                                                As of December 31,
                                                                 ----------------------------------------
                                                                       2001                  2000
                                                                 -----------------    -------------------
        Actuarial present value of benefit obligations-
        Vested benefit obligation                                       (60,060)               (54,555)
        Non-vested benefit obligation                                    (3,359)                (5,264)
                                                                 -----------------    -------------------
        Accumulated benefit obligation                                  (63,419)               (59,819)
        Effect of future projected salary increases                        (441)                (1,393)
                                                                 -----------------    -------------------
        Projected benefit obligation                                    (63,860)               (61,212)
        Plan assets at fair market value                                 87,611                 88,286
                                                                 -----------------    -------------------
        Funded status                                                    23,751                 27,074
        Unrecognized net transition obligation, being amortized             451                    676
             over 15 years from December 1988
        Unrecognized net (gain)                                         (26,731)               (34,839)
                                                                 -----------------    -------------------
        Accrued pension cost liability                                   (2,529)                (7,089)
                                                                 =================    ===================


The net periodic pension cost (as defined under SFAS 87) includes the following elements excluding Enersul:


                                                                     Year ended December 31,
                                                              --------------------------------------

                                                                 2001        2000          1999
                                                              ----------- ------------ -------------
Net periodic pension cost-
    Service cost-benefits earned during the period                 344          505           532
    Interest cost on projected benefit obligation                3,523        3,616         7,231
    Amortization of net transition obligation                      225          225           272
    Actual return on assets                                     (4,156)      (3,978)      (39,166)
    Net deferral                                                (1,007)      (1,206)       31,904
    Amortization of net gains                                   (2,951)      (2,939)         (733)
    Employee contributions                                        (131)        (172)         (263)
                                                              ----------- ------------ -------------
    Net periodic pension cost under US GAAP                     (4,153)      (3,949)         (223)
    Additional credit under US GAAP                              4,560        4,457         3,143
                                                              ----------- ------------ -------------
    Amount recorded under Brazilian GAAP                           407          508         2,920
                                                              =========== ============ =============
                                                              =========== ============ =============


The assumptions used were (real rates):

                      Assumptions                           2001         2000         1999
        ------------------------------------------         -------       ------       ------
        Discount rate                                        6%           6%           10%
        Rate of increase in compensation                     3%           3%            7%
        Expected long-term rate of return on assets          6%           6%           10%


               a.2 - Retirement Indemnity Program

In addition to benefits provided under Escelsa's funded pension plans, Escelsa sponsors an unfunded retirement indemnity program called AIA that provides a lump sum amount at retirement to employees who joined Escelsa before December 31, 1981. The funded status and the net periodic pension cost for this program under SFAS 87, as identified in the report prepared by the independent actuaries, are given below. The same assumptions used for the funded pension plan were used.


                                                                              As of December 31,
                                                                   -----------------------------------------
                                                                       2001          2000          1999
                                                                   ------------- ------------- -------------
Funded status-
    Actuarial present value of benefit obligations-
       Vested benefit obligation                                      (3,493)       (3,559)       (2,976)
       Non-vested benefit obligation                                  (2,651)       (3,588)       (3,257)
                                                                   ------------- ------------- -------------
    Accumulated benefit obligation                                    (6,144)       (7,147)       (6,233)
    Effect of future projected salary increase                          (816)       (1,092)       (2,784)
    Projected benefit obligation                                      (6,960)       (8,239)       (9,017)
                                                                   ------------- ------------- -------------
    Projected benefit obligation in excess of plan                    (6,960)       (8,239)       (9,017)
        assets
    Unrecognized net transition obligation, being
     amortized over 15 years from December 31, 1988                    1,903         2,856         3,807
    Unrecognized prior service cost                                   (3,238)       (3,690)       (4,142)
    Unrecognized net (gain)                                           (3,323)       (2,787)       (2,099)
                                                                   ------------- ------------- -------------
    Accrued pension cost liability                                   (11,618)      (11,860)      (11,451)
                                                                   ============= ============= =============
                                                                   ============= ============= =============


The net periodic pension cost (as defined under SFAS 87) includes the following elements:

                                                                     Year ended December 31,
                                                             -----------------------------------------
                                                                 2001          2000          1999
                                                             ------------- ------------- -------------
Net periodic pension cost-
   Service cost-benefits earned during the period                  297           362           420
   Interest cost on projected benefit obligation                   468           516           817
   Amortization of net transition obligation                       952           952         1,143
   Amortization of net gain                                       (214)         (120)         (426)
   Amortization of prior service cost                             (452)         (452)         (543)
                                                             ------------- ------------- -------------
   Net periodic pension cost                                     1,051         1,258         1,411
   Additional credit (expense) under US GAAP                       242           409         2,017
                                                             ------------- ------------- -------------
   Amount recorded under Brazilian GAAP                          1,293         1,667         3,428
                                                             ============= ============= =============


Assumptions used were (real rates):


                 Assumptions                       2001          2000          1999
           ----------------------------------      ----          ----          ----

           Discount rate                             6%            6%           10%
           Expected return on plan assets            6%            6%           10%
           Rate of compensation  increase            3%            3%            7%



               a.3 - Postretirement Benefits Other Than Pension

In terms of postretirement benefits other than pension, Escelsa provides medical and life insurance benefits to retired employees for the remainder of their lifetime. The funded status and the net postretirement benefit cost for this program under SFAS 106, as identified in the report prepared by the independent actuaries, are given below:


                                                                           As of December 31,
                                                                  -----------------------------------------
                                                                  2001            2000             1999
                                                                  ------------  ------------    -----------
         Funded status-
    Accumulated postretirement benefit obligation in
      excess of plan assets                                      (21,707)         (22,793)        (22,227)

    Unrecognized net loss from experience different than
      assumed                                                      6,739            8,083           8,847
    Unrecognized net prior service cost                           (2,081)          (2,356)         (2,632)
                                                             --------------- ---------------- ---------------
    Accrued liability                                            (17,049)         (17,066)        (16,012)
                                                             =============== ================ ===============



The net postretirement benefit cost, as defined under SFAS 106, includes the following elements:


                                                                     Year ended December 31,
                                                             --------------------------------------
                                                                 2001          2000          1999
                                                             ------------- ------------- ----------
Net postretirement benefit cost-
    Service cost-benefits earned during the period                 440           445           545
    Interest cost on projected benefit obligation                1,327         1,302         2,439
    Net loss                                                       400           439           656
    Prior service cost                                            (276)         (276)         (332)
                                                             ------------- ------------- ----------
    Net postretirement benefit cost                              1,891         1,910         3,308
    Additional credit (expense) under US GAAP                       17         1,054         1,169
                                                             ------------- ------------- ----------
    Amount recorded under Brazilian GAAP                          1,908        2,964         4,477
                                                             ============= ============= ==========

Assumptions used were (real rates):


                              Assumptions                                   2001          2000         1999
        ------------------------------------------------------            --------      --------      -------
        Discount rate                                                         6%            6%           10%
        Annual increase in employer annual payment to retirees                0%            0%            4%
        Health care cost trend rate on covered changes                       N/A          N/A           N/A



On March 31, 1997, Escelsa modified the health care plan to express benefits as a fixed monthly value indexed for inflation. Therefore, the health care cost trend rate no longer affects the liabilities of the plan.

               a.4 - Additional information

Information required by Financial Accounting Standards Board Statement no. 132 is as follows:


                                                                             Retirement           Other postretirement
                                                    Pension plan              indemnity                   Benefit
                                              -----------------------      -------------------    --------------------
                                                  2001         2000          2001        2000         2001      2000
                                              -----------   ---------      --------   --------    ----------   -------

Change in benefit obligation-
    Benefit obligation at the beginning of        61,212      63,095        8,239        9,017       22,793     22,227
      The year
    Service cost                                     344         505          297          362          440        445
    Interest cost                                  3,523       3,616          467          516        1,327      1,302
    Actuarial loss (gain)                           4,103       (815)        (750)        (807)        (945)      (325)
    Benefit payments                              (5,322)     (5,189)      (1,293)        (849)      (1,908)      (856)
                                               ------------ ----------- ------------ ------------ ------------ -----------
    Benefit obligation at end of year             63,860      61,212        6,960        8,239       21,707     22,793

Change in plan assets-
    Fair value of plan assets at the
        beginning of the year                    88,286      88,854            -            -          -           -
    Actual return on plan assets                  4,156       3,978            -            -          -           -
    Employer contributions                          408         509            -            -          -           -
    Plan participants' contribution                  83         134            -            -          -           -
    Gross benefits paid                          (5,322)     (5,189)           -            -          -           -
                                               ------------ ----------- ------------ ------------ ------------ -----------
    Fair value of plan assets at end of         87,611      88,286             -            -          -           -
       year

Funded status-
    Funded status at end of year                  23,751      27,074       (6,960)      (8,239)     (21,707)    (22,793)
    Unrecognized net actuarial (gain) loss       (26,731)    (34,839)      (3,323)      (2,787)       6,739       8,083
    Unrecognized prior service cost                 -            -         (3,238)      (3,690)      (2,081)     (2,356)
    Unrecognized transition obligation               451         676        1,903        2,856         -           -
                                               ------------ ----------- ------------ ------------ ------------ -----------
    Net amount recognized at end of year          (2,529)     (7,089)     (11,618)     (11,860)     (17,049)    (17,066)
                                               ------------ ----------- ------------ ------------ ------------ -----------
Amounts recognized in the statement
    of financial position consist of-
        Accrued benefit cost                      (2,529)     (7,089)     (11,618)     (11,860)     (17,049)    (17,066)
                                               ------------ ----------- ------------ ------------ ------------ -----------
Net amount recognized at end of year              (2,529)     (7,089)     (11,618)     (11,860)     (17,049)    (17,066)
                                               ============ =========== ============ ============ ============ ===========

          b.       Pension Funds - Enersul

               b.1 - Funded Pension Plan

Enersul sponsors a defined benefit pension plan covering all employees, with benefits based on salary and social security benefits. The plan's assets are invested in a separate fund administered by an independent legal entity, Fundacao Enersul. Contributions are made both by the sponsor and the participants based on an actuarial study prepared by an independent actuary. This study is conducted according to prevailing Brazilian regulations, as determined by the Social Security authorities, and is aimed to provide enough funds to cover future benefit payments. The fund's assets comprise principally time deposits, equity securities, government securities and real estate, including 366,706 thousand common shares and 366,706 thousand preferred shares of Enersul as of December 31, 2001.

Based on the report prepared by independent actuaries, the funded status and the amounts recognized in Enersul's balance sheet for the above plan, calculated according to SFAS 87 are presented below.


                                                                                   As of December 31,
                                                                        ------------------------------------------
                                                                            2001          2000           1999
                                                                        ------------- -------------- -------------
         Funded status-

    Actuarial present value of benefit obligations-
       Vested benefit obligation                                          (36,850)       (36,700)      (38,222)
       Non-vested benefit obligation                                      (14,195)       (13,651)      (10,935)
                                                                        ------------- -------------- -------------
    Accumulated benefit obligation                                        (51,045)       (50,351)      (49,157)
    Effect of future projected salary increase                             (8,055)       (10,480)      (14,220)
                                                                        ------------- -------------- -------------
    Projected benefit obligation                                          (59,100)       (60,831)      (63,377)
    Plan assets at fair market value (1)                                   91,983         88,206        92,004
                                                                        ------------- -------------- -------------
    Projected benefit obligation less than
      plan assets                                                          32,883         27,375        28,627

    Unrecognized net transition obligation, being amortized
      over 15 years from December 31, 1989                                  3,844          4,989         6,132
    Unrecognized net gain                                                 (32,653)       (31,557)      (37,794)
                                                                        ------------- -------------- -------------
    Accrued pension cost liability                                           4,076           807        (3,035)
                                                                        ============= ============== =============
                                                                        ============= ============== =============


(1) The plan assets shown above correspond to the market value of assets net of receivable for sponsor contributions, payable benefits and contingency funds to cover potential cost associated with additional medical, benefits plan administration and employee loans.

The net periodic pension cost (as defined under SFAS 87) includes the following elements:

                                                                         As of December 31,
                                                             -------------------------------------------
                                                                 2001           2000           1999
                                                             ------------- --------------- -------------
Net periodic pension cost-
   Service cost-benefits earned during the period                1,646           1,743         2,159
   Interest cost on projected benefit obligation                 3,559           3,718         7,223
   Actual return on assets                                      (4,321)         (3,032)      (34,527)
   Amortization of net transition obligation                     1,143           1,143         1,373
   Net deferral                                                   (969)         (2,496)       26,915
   Net gain                                                     (1,508)         (1,835)         (536)
   Employee contributions                                       (1,038)         (1,128)       (1,388)
                                                             ------------- --------------- -------------
   Net periodic pension cost under US GAAP                      (1,487)         (1,887)        1,219
   Additional credit under US GAAP                               3,269           2,228         1,802
                                                             ------------- --------------- -------------
   Amount recorded under Brazilian GAAP                          1,782             341         3,021
                                                             ============= =============== =============

The assumptions used were (real rates):


                 Assumptions                     2001         2000       1999
        --------------------------------        ------       ------    -------
        Discount rate                             6%          6%         10%
        Rate of compensation increase             3%          3%          7%
        Expected return on plan assets            6%          6%         10%



              b.2 - Additional Information

Information required by Financial Accounting Standards Board Statement no. 132 is as follows:


                                                                       Pension plan
                                                              --------------------------------
                                                                    2001            2000
                                                              ----------------- --------------

        Change in benefit obligation-
          Benefit obligation at the beginning of year              60,831           63,377
          Service cost                                              1,646            1,743
          Interest cost                                             3,559            3,718
          Actuarial (gain)                                         (3,603)          (4,249)
          Gross benefit payments                                   (3,333)          (3,758)
                                                              ----------------- --------------
          Net benefit obligation at end of year                    59,100           60,831
        Change in plan assets-
          Fair value of plan assets at beginning of year           88,206           92,004
          Actual return of plan assets                              4,321           (3,032)
          Employer contributions                                    1,782            1,954
          Plan participants' contribution                           1,008            1,038
          Gross benefit paid                                       (3,333)          (3,758)
                                                              ----------------- --------------
     Fair value of plan assets at end of year                      91,983           88,206
Funded status-
    Funded status at end of year                                   32,883           27,375
    Unrecognized net actuarial (gain)                             (32,653)         (31,557)
    Unrecognized net transition obligation                          3,845            4,989
                                                              ----------------- --------------
    Net amount recognized at end of year                            4,076              807
                                                              ----------------- --------------
Amounts recognized in the statement of financial position
    consist of-
         Accrued benefit cost                                       4,076              807
                                                              ----------------- --------------
         Net amount recognized at end of year                       4,076              807
                                                              ================= ==============

         c.       Realizability of Long-term Assets

The Company continually evaluates the carrying value and the economic useful life of its long-term assets, including property, plant and equipment, based on the operating results and anticipated future cash flows. The estimated future cash flows for each major group of assets owned by the Company are dependent upon a variety of factors including the condition of the company's plants and installations, economic and regulatory developments in Brazil, the demand for electricity in the regions where the Company operates, the effect of privatization on electric utilities, and the timing and cost of completion of the plants under construction. The Company will adjust the carrying value and related amortization period if and when appropriate.

          d.  Concentration of Credit Risk

Credit risk with respect to customer accounts receivable is diversified. The Company continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security.

          e.  Fair Value of Financial Instruments

Except for cash and cash equivalents, which are stated at cost plus accrued interest and which approximate fair value, the carrying value of Escelsa's other financial instruments, in reais, approximates fair value at such dates reflecting the short-term maturity, frequent repricing or estimated market value (when lower than cost) at December 31, 2001, 2000 and 1999 of these instruments.

With respect to the senior notes issued by the Company, which carrying value as of December 31, 2001 is R$999,995, their fair value, based on the bid price as of the same date is R$859,996.

Based on interest rates currently available to Escelsa for others bank loans with similar terms and average maturities, the fair value of other long-term debt at December 31, 2001, 2000 and 1999 approximates its carrying value.

Fair value estimates are made at a specific date, based on the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          f.  Segment reporting

The Company operates in only one segment as its operating revenues are basically derived from the sale of electricity to the final customers in the states of Espirito Santo and Mato Grosso do Sul.

          g.  New accounting pronouncements



                  SFAS no. 133, "Accounting for Derivative
                    Instruments and Hedging Activities"

In 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.133, "Accounting for Derivative Instruments and Hedging Activities," which was subsequently amended by SFAS No. 137 and SFAS No. 138. SFAS No. 133 must be applied to all derivative instruments and certain derivative instruments embedded in hybrid instruments and requires that such instruments be recorded in the balance sheet either as an asset or liability measured at its fair value through earnings, with special accounting allowed for certain qualifying hedges.

If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives that are considered to be effective, as defined, will either offset the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or will be recorded in other comprehensive income until the hedged item is recorded in earnings. Any portion of a change in a derivative's fair value that is considered to be ineffective, as defined, may have to be immediately recorded in earnings. Any portion of a change in a derivative's fair value that the Company has elected to exclude from its measurement of effectiveness, such as the change in time value of option contracts, will be recorded in earnings.

.. The adoption of SFAS 133 as of January 1, 2001 did not have a significant impact on the Company's statement of operations. Also, at December 31, 2001 the fair value of swap instruments was not significant to the Company's financial position and results of operations.

           SAB no. 101, "Views on Selected Revenue Recognition Issues"



In December 1999, the staff of the US Securities and Exchange Commission issued Staff Accounting Bulletin no. 101, "Views on Selected Revenue Recognition Issues" ("SAB 101") that sets forth the staff's views in applying generally accepted accounting principles to selected revenue recognition issues. SAB 101 is effective for the second quarter of 2000. SAB101 did not have a significant effect on the financial statements.



                      SFAS no. 141, "Business Combinations"

During June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), "Business Combinations" and SFAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises". All business combinations in the scope of SFAS No. 141 are to be accounted for using one method, the purchase method. In addition, SFAS No.141 establishes that intangible assets be recognized as assets apart from goodwill if they meet one of two criteria the contractual-legal criterion or the separability criterion. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either of those criteria. In addition to the disclosure requirements prescribed in Opinion 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also establishes that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later.

Adoption of SFAS 141 had no effect on the Company's consolidated results of operations and financial position under U.S.GAAP reporting.

              SFAS no. 142, "Goodwill and Other Intangible Assets"

During June 2001, FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to Be Disposed Of", to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement.

The Company has commenced the process of evaluating the impact of the provisions of SFAS No. 142 to its consolidated financial position and results of operations. A first impact identified is that goodwill on the purchase of Enersul will no longer be amortized, starting January 1, 2002. Total amortization during year 2001 was R$3,011. The Company is currently evaluating if, based on the provisions of SFAS 142, any impairment loss should be recognized on this goodwill balance, which amounts to R$439,770 as of December 31, 2001. Based on preliminary studies, Management does not expect any impairment loss to be recognized due to the adoption of SFAS 142 as of January 1, 2002.

           SFAS no. 143, "Accounting for Asset Retirement Obligations"

During June 2001, FASB issued Statement of Financial accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations". SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. The Company is currently evaluating if the implementation of SFAS No. 143 will have a material impact in the Company's financial position and results of operations.


 SFAS no. 144, "Accounting for the Impairment or Disposal of Long Lived Assets"


During August 2001 FASB issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long Lived Assets", which supersedes Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of " but retains SFAS No. 121 fundamental provisions for (a) recognition/measurement of impairment of long lived assets to be held and used and (b) measurement of long lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30),"Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or it is classified as held for sale. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. Management expects that the adoption of SFAS No. 144 as of January 1, 2002 will not have a material effect on the Company's consolidated results of operations and financial position.

 SFAS no. 145, "Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of
                FASB Statement No. 13 and Technical Corrections".


In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements SFAS 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections". SFAS 145 rescinds Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". SFAS 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers". SFAS 145 amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provision of SFAS 145 related to the rescission of Statement No. 4 shall be applied in fiscal year beginning after May 15, 2002. The provisions of SFAS 145 related to Statement No. 13 should be for transactions occurring after May 15, 2002. Early application of the provisions of this Statement is encouraged. The Company does not expect the adoption of SFAS 145 will have a significant impact on its consolidated results of operations, financial position or cash flows.

26.  SUBSEQUENT EVENT

26.1  BNDES Funding

                In accordance with the Brazilian Economic and Social Development Bank's (BNDES) exceptional emergency support program for Electric Energy Distributors, the Company secured a line of credit on February 19, 2002 in the amount of R$212,381 to cover a portion of a shortfall as part of the extraordinary tariff recovery resulting from the Emergency Program for Reducing Electric Energy Consumption.

Conditions of the obligation:

For the first installment:

a)       Tenor: 12 months without  grace period;
b)       Maturity of the first tranche: March 2002;
c)       Interest rate: SELIC plus 1% per annum;
d)       Guarantee: Billing receivables for electric energy service;
e)       Uses of funding:


          o    First tranche : R$63,823, was credited on February 2002;
          o Remaining tranches: Will be withdrawn upon proof of payment of outstanding debts with agents in the electric energy sector with funds from the previous tranche, contingent upon validation and approval of remaining amounts by ANEEL;

          o Compliance with deadlines and commitments as defined by GCE/ANEEL;

          o Additional contract to match the amortization of the obligation with the tariff recovery.

26.2   Special tariff situation

Through Bulletin no. 24 of 01/24/02, published by the Economic Regulatory Commission and the Brazilian Electric Energy Regulatory Agency - ANEEL, the Ministry of Mines and Energy approved the pass-through amounts for tariffs as per paragraph IV of article no. 2 of Resolution no. 65 of 11/06/01 from the Energy Crisis Management Chamber - GCE.

The pass-through amount, as received on March 1, 2002, is R$17,051 (R$24,972 Consolidated) corresponding to the period from July 2001 through December 2001, and does not include costs incurred by the Electric Energy Distributors during the Program.




                              * * * * * * * * * * *

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

                                             ESPIRITO SANTO CENTRAIS
ELETRICAS  S.A.- ESCELSA


                                             By:  /s/SERGIO PEREIRA PIRES
                                                  --------------------------
                                                  Name: Sergio Pereira Pires
                                                  Title: Chief Financial Officer







Date:  July 12, 2002