Form 20-F
ENERGY CO OF ESPIRITO SANTO
filed 2003-06-30
CIK 1061896

As filed with the Securities and Exchange Commission on June 30, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            -------------------------

                                    FORM 20-F

                            -------------------------


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 193 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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


                            -------------------------


 Securities registered or to be registered pursuant to Section 12(g) of the Act:

         Title of each class:         Name of each exchange on which registered:
         10% Senior Notes due 2007    Luxembourg Stock Exchange

                            -------------------------

 Securities registered or to be registered pursuant to Section 12(b) of the Act:
                                      None
                            -------------------------


        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:
                                      None
                            -------------------------

     Indicate the number of outstanding shares of each class of capital or common stock of Espirito Santo Centrais Eletricas S.A. - ESCELSA as of December 31, 2002.

          Common Shares, without par value.....................4,550,833

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

     Indicate by check mark which financial statement item the registrant has elected to follow.
                            Item 17 [ ] Item 18 [X]



================================================================================

                                TABLE OF CONTENTS


                                                                            Page
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................1
ITEM 3. KEY INFORMATION........................................................1
ITEM 4. INFORMATION ON THE COMPANY.............................................8
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................31
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................45
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................49
ITEM 8. FINANCIAL INFORMATION.................................................50
ITEM 9. THE OFFER AND LISTING ................................................52
ITEM 10. ADDITIONAL INFORMATION...............................................53
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........60
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............62
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................62
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS..................................................62
ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES...................................62
ITEM 16. [RESERVED]...........................................................62
ITEM 17. FINANCIAL STATEMENTS.................................................63
ITEM 18. FINANCIAL STATEMENTS.................................................64
ITEM 19. EXHIBITS.............................................................64
ANNEX A--GLOSSARY OF TECHNICAL TERMS.........................................A-1

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

o "Concessions Law" are to certain laws and regulations adopted by the Brazilian federal government in 1995 in order to determine the bidding procedures for the granting of concessions in the electricity sector, namely Law No. 8,987, of February 13, 1995, Law No. 9,074, of July 7, 1995 and Law No. 9,427, of December 26, 1996, as amended;

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

     Factors that could cause our actual results to differ materially include, but are not limited to:


o    general economic, political and business conditions;

o    electricity shortages;

o changes in market prices, customer demands and preferences and competitive conditions;

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


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     At June 25, 2003, the commercial market rate for purchasing U.S. dollars was R$2.855 to U.S.$1.00. The commercial selling rate reported by the Central Bank is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See "Item 3A -- Key Information -- Selected Financial Data -- Exchange Rates" for information regarding exchange rates applicable to the real since 1997.

     The selected consolidated financial data at December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002 have been derived from our consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2000, 1999 and 1998 for each of the years in the two year period ended December 31, 1999 have been derived from our consolidated financial statements that are not included in this annual report.

     We publish our financial statements in Brazil in accordance with generally accepted accounting principles in Brazil, or Brazilian GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 29 to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders' equity as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002.

     This annual report contains our audited consolidated financial statements at December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002. On November 25, 1997, ESCELSA paid R$825.9 million to acquire a 55.4% controlling interest (which includes 76.5% voting interest) in ENERSUL. The results of operations of ENERSUL have been included in the consolidated results of operations of ESCELSA since November 25, 1997. See note 14 to our financial statements.

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

     Under Brazilian GAAP and Brazilian corporate law, the Unidade Fiscal de Referencia (the Tax Reference Unit, or UFIR) was used as the index in highly inflationary times for inflation in the preparation of financial statements for periods through December 31, 1995. However, a Brazilian law enacted in December 1995 abolished the prior Brazilian price-level restatement system effective January 1, 1996 for corporate law purposes and for reporting by public companies, although the Comissao de Valores Mobiliarios (the Brazilian Securities Commission, or CVM) allows companies to prepare financial statements in accordance with the constant currency method. Financial statements prepared in constant currency were not and are not used for tax and other statutory purposes. Since the UFIR is no longer updated, the Ibracon - Instituto dos Auditores Independentes do Brasil, or the Brazilian Institute of Accountants, recommended that the Indice Geral de Precos do Mercado (the General Market Price Index, or the IGP-M), as published by Fundacao Getulio Vargas, a leading independent Brazilian economic research organization, be used. From January 1, 1996 to December 31, 1997, and January 1, 1999 to December 31, 2000, we used the IGP-M to prepare our financial statements in constant currency.

     In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 2000. Our management concluded that the effect of inflation, which was 1.8% in 1998, on our financial statements for the year ended December 31, 1998 were not material. As such, we did not use the IGP-M to prepare our financial statements in constant currency for the year ended December 31, 1998.

     On March 22, 2001, the Conselho Federal de Contabilidade -- CFC established that, as of January 1, 2001, inflation accounting is no longer required under Brazilian GAAP, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil's cumulative inflation for the three-year period ended December 31, 2002 has been under 100%, our financial statements for the year ending December 31, 2002 are expressed in nominal reais. Financial statements for periods prior to the year ending December 31, 2001 are expressed in constant reais of December 31, 2000 purchasing power.

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.   KEY INFORMATION

A.   Selected Financial Data

     We maintain our books and records in reais and prepare our financial statements in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. Note 29 to our financial statements included elsewhere in this annual report sets forth a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total shareholders' equity as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002.

     The selected financial data as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated financial data at December 31, 2000, 1999 and 1998 and for each of the two-years in the period ended December 31, 1999 have been derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

     The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with "Item 5. Operating and Financial Review and Prospects."


                                                            At and for the Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                  2002            2001         2000        1999         1998
                                             ---------------------------------------------------------------------
                                                      (in thousands of reais, except per share amounts)
Statement of Operations Data:
Operating revenues:
   Electricity sales to final consumers...       1,635,340    1,617,617     1,313,126    1,237,819      1,224,356
   Electricity sales to distributors......          40,357       83,519        42,723       39,072         22,834
   Other revenues.........................          47,581       29,646        32,944       22,149         30,640
                                             ---------------------------------------------------------------------
     Total................................       1,723,278    1,730,782     1,388,793    1,299,040      1,277,830
Value-added taxes on sales................       (424,140)    (345,297)     (330,229)    (308,558)      (298,039)
                                             ---------------------------------------------------------------------
Net operating revenues(1).................       1,299,138    1,385,485     1,058,564      990,482        979,791
Operating expenses:
   Electricity purchased for resale.......       (709,027)    (675,189)     (500,139)    (501,102)      (424,195)
   Depreciation and amortization..........       (173,165)    (149,138)     (140,906)    (129,353)      (126,337)
   Personnel..............................       (111,354)    (108,271)     (115,014)    (130,265)      (138,454)
   Regulatory charges.....................       (106,184)     (97,377)      (99,856)     (63,947)       (58,984)
   Materials..............................        (16,353)     (20,964)      (17,364)     (22,102)       (14,639)
   Third-party services...................        (60,415)     (53,640)      (55,834)     (54,091)       (49,490)
   Other expenses.........................        (58,368)     (80,985)      (20,309)     (56,230)       (38,842)
                                                 ---------   ---------      ---------    ---------       --------
     Total................................     (1,234,866)  (1,185,564)     (951,551)    (957,090)      (850,941)
                                             ---------------------------------------------------------------------
Operating income..........................          64,272      199,921       107,013       33,392        128,849
Financial expenses, net...................       (670,419)    (235,831)      (23,499)    (119,345)       (90,865)
Non-operating expenses, net...............        (74,965)     (24,384)      (13,325)     (14,339)       (18,202)
Income tax and social contribution........       (103,275)     (11,012)      (14,228)       69,503        118,577
Minority participation in (income) losses.          38,833     (10,794)       (3,314)       13,509       (47,013)
                                                 ---------   ---------      ---------    ---------       --------
Net income (loss).........................         538,913     (60,076)        52,647     (17,280)         91,346
                                                 =========   =========      =========    =========       ========


                                                            At and for the Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                  2002            2001         2000        1999         1998
                                             ---------------------------------------------------------------------
                                                      (in thousands of reais, except per share amounts)
Net income (loss) per share(3)............          118.42      (13.20)       (11.57)       (3.80)          20.07

Income (loss) before extraordinary item and
cumulative effect of change in coounting
principle
   Under U.S. GAAP........................       (458,796)    (122,169)        12,181     (47,621)          9,483
   Extraordinary item, net of tax effect
     of  R$5,085 in 1999 (R$11,511 in 1998)
     under U.S. GAAP......................              -            -              -       10,325         23,371
Cumulative effect of change in accounting
principle under U.S.GAAP....................     (409,953)           -              -            -              -
Net income (loss) under U.S. GAAP                (868,389)    (122,169)        12,181     (37,296)         32,854
Basic and diluted earnings (loss) per share
   under U.S. GAAP(3).....................        (190.82)      (26.85)          2.68       (8.20)           7.22
Income (loss) per share under U.S. GAAP
   before extraordinary item and cumulative
   effect of change in accounting principle
   per share..............................        (100.82)      (26.85)          2.68      (10.46)           2.09
Extraordinary item per share..............               -            -             -         2.26           5.13
Cumulative effect of change in accounting
principle per share.......................         (90.00)            -             -            -              -

Balance Sheet Data:
Current Assets............................         910,343      731,597       586,659      595,728        776,724
Property, plant and equipment (net).......       1,967,475    2,031,235     2,022,502    2,247,062      2,154,186
Total assets..............................       4,281,652    3,976,868     3,457,352    3,668,146      3,664,660
Total debt................................       2,560,843    1,744,878     1,421,585    1,459,083      1,357,078
Shareholders' equity......................         555,782    1,093,825     1,171,979    1,168,472      1,289,865
Shares outstanding at year end............       4,550,833    4,550,833     4,550,833    4,550,833      4,550,833
Shareholders' equity under
   U.S. GAAP (As restated in 2000, 1999 and
   1998)..................................          10,953      923,903     1,059,313    1,047,132      1,156,522
Dividends per share under Brazilian GAAP..               -            -             -            -           9.25
Dividends per share in U.S.$ under
   Brazilian GAAP(4)......................               -            -     U.S.$1.45            -      U.S.$5.79
Dividends per share under U.S.
   GAAP(5)................................               -            -             -         9.25           5.89

Other Financial Data and Ratios:
Capital expenditures......................         187,970      181,065       180,919      214,388        229,913
Operating margin (%)(6)...................            4.95        14.43         10.11         3.37          13.15
Net cash provided by (used in):
   Operating activities...................         (18,558)      54,398       171,051        4,517        193,149
   Investing activities...................        (181,271)    (179,284)     (131,494))      2,939       (118,646)
   Financing activities...................         219,200      121,777       (42,326)      (8,248)      (375,899)

Operating Data:
Electricity sold (Gwh)
   Industrial.............................           3,961        3,669         3,979        3,530          3,400
   Residential............................           1,996        2,055         2,363        2,308          2,301
   Commercial.............................           1,367        1,303         1,403        1,286          1,243
     Others...............................           1,783        1,749         1,871        1,858          1,796
                                             ---------------------------------------------------------------------
   Total..................................           9,107        8,776         9,616        8,982          8,740
   Number of customers (thousands)........           1,551        1,495         1,406        1,344          1,284
Total energy losses (in percentages)........         12.8%        11.1%         11.5%        11.6%          11.0%
Transformer capacity (MVA)..................         4,297        4,092         4,016        3,893          3,482
Transmission lines (in kilometers)..........        10,196       10,094         9,981        9,751          9,645
Distribution lines (in kilometers)..........        71,948       67,697        57,549       56,437         55,557
Number of employees.........................         2,354        2,466         2,551        2,628          2,645


_________________
(1) Net operating revenues represent operating revenues after value-added taxes on sales. See "Item 5. Operating and Financial Review and Prospects -- Operating Results."
(2) Financial income (expense) represents income earned on investments, net of interest expense.
(3) Earnings (loss) per share are computed under Brazilian GAAP based on the shares outstanding at the end of each year. Under U.S. GAAP, earnings
     (loss) per share are calculated based on weighted average shares outstanding. As there were no changes in shares outstanding during the years ended December 31, 2002, 2001, 2000, 1999 and 1998, the weighted average shares outstanding was the same as year-end amounts.
(4) Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that distributions were declared during that period.
(5) Dividends are recognized under Brazilian GAAP in the year to which the income relates, although the shareholders have not yet approved them and have the right to change the amounts. Under U.S. GAAP, dividends are recorded when the shareholders have approved the dividend amount.
(6) Operating margin represents operating income divided by net operating revenues.


Exchange Rates

     There are two principal foreign exchange markets in Brazil: (i) the commercial rate exchange market; and (ii) the floating rate exchange market. Most trade and financial foreign exchange transactions, including transactions relating to the payment of interest with respect to the notes, are carried out on the commercial market at the applicable commercial market rate. Purchase of foreign currencies in the commercial market may be carried out only through a Brazilian bank authorized to buy and sell currency in that market. In both markets, rates are freely negotiated but may be strongly influenced by intervention by the Brazilian Central Bank, or the Central Bank.

     Between March 1995 and January 1999, the Central Bank permitted the gradual devaluation of the real against the U.S. dollar pursuant to an exchange rate policy that established a band within which the real/U.S. dollar exchange rate could fluctuate.

     Responding to pressure on the real, on January 13, 1999, the Central Bank widened the foreign exchange band. Because the pressure did not ease, on January 15, 1999, the Central Bank allowed the real to float. Since January 1, 1999 and through December 31, 2002, the real depreciated by 65.8% against the U.S. dollar, and, as of December 31, 2002, the commercial market rate for purchasing U.S. dollars was R$3.5333 to U.S.$1.00. In the first three months of 2003, the real appreciated by 5.1% to R$3.3531 to U.S.$1.00 at March 31, 2003, and as of June 25, 2003, the commercial market rate for purchasing U.S. dollars was R$2.855 to U.S.$1.00. We cannot assure you that the real will not appreciate or devalue substantially in the near future. See "Item 5A. Operating and Financial Review and Prospects -- Operating Results -- Overview -- Brazilian Economic Environment."

     The following table shows the commercial selling rate for U.S. dollars for the periods and dates indicated:

                                 Exchange Rate of Brazilian Currency per US$1.00
                                 -----------------------------------------------
Year                             Low           High         Average(1)  Year-End
                                 ---           ----         ---------   --------

1998.......................      1.1164        1.2087        1.1605       1.2087
1999.......................      1.2078        2.1647        1.8133       1.7890
2000.......................      1.7234        1.9847        1.8278       1.9554
2001.......................      1.9357        2.8007        2.3519       2.3204
2002.......................      2.2709        3.9552        2.9309       3.5333
__________________

Source:  Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.

Month                            Exchange Rate of Brazilian Currency per US$1.00
                                 -----------------------------------------------
                                                      Low               High
                                                      ---               ----
December 2002...............................          3.4278            3.7980
January 2003................................          3.2758            3.6623
February 2003...............................          3.4930            3.6580
March 2003..................................          3.3531            3.5637
April 2003..................................          2.8898            3.3359
May 2003....................................          2.8653            3.0277
__________________
Source:  Central Bank


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

Risk Relating to Our Notes and Us

     The tariffs that we charge for sales of electricity to final customer are controlled by ANEEL, which is the Brazilian energy sector regulatory agency, and our operating revenues and our ability to make interest or principal payments on the notes could be adversely affected if ANEEL's tariff-setting decisions are not favorable to us.

     Like all utility companies in Brazil, we are subject to extensive regulation of our tariffs. The tariffs that we charge for electricity to final customers are determined pursuant to our concession contract with ANEEL and in accordance with ANEEL's regulatory decision-making powers. Our concession contract establishes that our tariffs are subject to three types of adjustments. We may periodically apply for the first type of adjustment, the reajuste, which offsets the effects of inflation on our tariffs. The second type of adjustment, the revisao extraordinaria, permits us to request revisions to our tariff rates from time to time, to pass through significant changes in our cost structure that we do not control, such as (i) the cost of electricity we purchase, (ii) charges for the use of transmission and distribution facilities and (iii) taxes, except for income taxes. In addition, ANEEL has the right, every three years, to adjust our periodic tariff (revisao periodica). Our concession contract does not specify the factors on which this periodic tariff review will be based.

     ESCELSA's periodic tariff was increased by 19.89% by ANEEL in August 2001 on a provisional basis. In 2003, ANEEL will adopt a new methodology for setting the periodic tariff of distribution companies that differs from the one previously used in ESCELSA's case. Under the new methodology, ESCELSA's periodic tariff review results will be determined based upon the final evaluation of ESCELSA's asset base. During the time that the value of ESCELSA's asset base is being determined, its periodic tariff has been set on an interim basis, and will be adjusted upwards or downwards depending upon the results of the asset valuation, which is being conducted by an independent third-party accredited by ANEEL. The difference, if any, between the provisional periodic tariff and the definitive periodic tariff, will be reflected in ESCELSA's annual tariff adjustment in August 2003. There can be no assurance that, upon the final determination of the value of ESCELSA's asset base, ANEEL will not revise the periodic tariff that applies to ESCELSA in a manner that will not have a material adverse effect on the financial condition and business operations of ESCELSA.

     ENERSUL's first periodic tariff review was conducted by ANEEL in April 2003. As in the case of ESCELSA, certain factors used to reset ENERSUL's periodic tariffs are provisional only and, once definitively set, may result in an adjustment to ENERSUL's periodic tariff that is adverse to ENERSUL.

     Since the privatization of ESCELSA, most of the other distribution companies, including ENERSUL, have been granted concession contracts with built-in tariff provisions. Under these concession contracts, the annual adjustment, or reajuste, is determined by a tariff adjustment formula. Although ESCELSA's concession contract provides for tariff adjustments, it does not stipulate a formula by which tariff adjustments will occur. ANEEL has adjusted ESCELSA's tariffs annually in a manner consistent with the terms of later concession contracts, and for 2003, ANEEL will apply the same tariff adjustment formula that is contained in the concession contracts of the more recently privatized companies. Although we have no reason to believe that ESCELSA will be treated differently thereafter than the other privatized distribution companies, ANEEL has substantial discretion, which is not limited by the terms of ESCELSA's concession contract, to set ESCELSA's tariffs. As such, there can be no assurance that ESCELSA's tariffs will continue to be set at rates that are consistent with the terms of the concession contracts of other distribution companies or will otherwise be set at levels that will not adversely affect our operating revenues and our ability to make interest or principal payments on the notes.

     ESCELSA generates a significant portion of its operating revenues from large industrial customers who may seek alternative energy suppliers upon the expiration of their contracts with ESCELSA.

     A significant portion of the energy sold by ESCELSA is purchased by large industrial customers engaged in the mining, steel, pulp and paper, chemical and port facility industries. For the year ended December 31, 2002, ESCELSA's twelve largest customers accounted for approximately 27% of its revenues and approximately 44% of the total quantity of electricity it sold. ESCELSA's contracts with its large industrial customers will expire in 2006. As these customers are considered to be "free customers" under Brazil's regulatory initiatives designed to foster competition in the energy sector, they will be entitled to seek alternative energy suppliers when their contracts with ESCELSA expire. There can be no assurance that, upon the expiration of their contracts with ESCELSA, these large industrial customers will be willing to renew and continue their business with ESCELSA. The loss of large industrial customers could have a material adverse effect on ESCELSA's operating revenues and financial condition.

     Initiatives aimed at increasing competition from independent power producers and self-generators may adversely affect our customer base and revenues.

     We hold concessions to distribute electricity in 70 of the 77 municipalities in the State of Espirito Santo and in 72 of the 77 municipalities in the State of Mato Grosso do Sul. Within our concession area we do not face competition in the distribution of low voltage electric energy to residential, commercial and industrial customers. However, other electric energy suppliers are now permitted to compete with us in offering electricity to certain unregulated consumers that qualify as "free consumers", namely customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV, or, in the case of new customers that have entered the market since July 1995, demand equal to or greater than 3MW that is supplied at any voltage level. Some competitors for free consumers may receive subsidies that enable them to charge lower tariffs than we do and this may eventually erode our customer base. By law, as of July 2003, ANEEL may decrease the demand and voltage level threshold for being a free consumer. While all of our customers meeting the criteria for being considered free consumers have entered into agreements with us for the supply of energy that will not expire until 2006, there can be no assurance that upon the expiration of those contracts, these customers will not consider alternative suppliers of electrical energy. During 2002, we had 16 customers meet the criteria of "free consumer", which accounted for approximately 38% of our revenue and approximately 52% of the total quantity of electricity sold by us. A loss of business to other energy suppliers serving free consumers located in our concession area and the implementation of additional regulations aimed at fostering competition in the energy sector could adversely affect our market share and operating revenues.

     Electric energy shortages may adversely affect our business and results of operations.

     Hydroelectric power is a major source of energy for Brazilian industry. In the recent past, low levels of investment and below average rainfall have resulted in low levels of critical hydroelectric capacity in Brazil's southeast, central west and northeast regions and the construction of gas-fired thermal generation plants has been delayed due to regulatory and other issues. On May 15, 2001, the federal government created the Camara de Gestao da Crise de Energia Eletrica, or GCE, to regulate and administer a program for the reduction of energy consumption to avoid interruptions in electricity supply. This program, known as the Rationing Program, established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption. The Rationing Program affected all consumers, including our large industrial and commercial consumers, and had a negative impact of R$236 million on our revenues, which may only be recovered through future tariff increases. At the beginning of March 2002, the government announced that the Rationing Program was terminated. However, we cannot assure you that there will not be another energy shortage and Rationing Program in the future and that our results of operations will not be adversely affected in that event.

     The Brazilian government has mandated the establishment of a universal program that requires distribution companies to extend electric service to all consumers requesting electric service and failure to comply with the requirements of the program would result in a reduction of our tariffs.

     In April 2003, the Brazilian government began the implementation of a universal program aimed at ensuring that the entire population has access to electricity. Under the program, electricity distribution companies will bear the initial cost of extending energy to unreached consumers and will be reimbursed for the capital expenditures they must make in doing so. Presently, it is unclear how and when the distribution companies will be reimbursed. Under the program, which has yet to be codified into law, the Account for Energetic Development is responsible for reimbursing the distribution companies for costs associated with the universal program. It is also unclear how many consumers would be eligible to make requests under the universal program within ESCELSA and ENERSUL's market. If we fail to comply with the target goals set for us under the terms of the universal program within the time period required, our tariffs would be reduced until we are compliant with those goals. We are currently evaluating how the requirements of the universal program will affect us and we cannot assure you that the universal program will not require us to make capital expenditures that we were not planning to make.

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

     o    energy shortages and rationing; and

     o other political, diplomatic, social and economic developments in or affecting Brazil.

     At the end of 2002, Brazil elected a new president from the Workers Party, Luis Inacio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. Although the new government has not departed in any material way from previous policy, it is premature to evaluate the way in which investors and the capital markets will react, whether these policies will continue and whether they will be effective. Any substantial negative reaction to the policies of the Brazilian government could adversely affect our business, operations and the market price of our notes.

     Inflation, and certain governmental measures to curb inflation, may contribute significantly to economic uncertainty in Brazil and to heighten volatility in the Brazilian securities markets.

     Since the real's introduction in July 1994, Brazil's inflation rate has been substantially lower than in previous periods. Inflation itself has, and certain governmental measures to curb inflation have, in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to curb inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities market. Our cash operating expenses are substantially all in reais and tend to increase with Brazilian inflation because cost of wages and other operating expenses generally increase accordingly to consumers' prices. High inflation generally leads to higher domestic interest rates, and, as a result, our cost of real-denominated debt may increase. High inflation may adversely affect our results of operations in other ways. To the extent that the rate of inflation exceeds the increases in rates that we are allowed to charge our customers, our operating margins would be adversely affected. In addition, if the rate of inflation in Brazil is lower than the rate of appreciation of the U.S. dollar and other foreign currencies against the real, our cost in real terms of paying interest on our foreign currency denominated debt, including the notes, would be higher. If the Brazilian government increases interest rates in order to curb any possible inflation, the increased interest rates could negatively affect credit purchases by our customers.

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

     Our ability to meet our U.S. dollar-denominated obligations is affected by changes in the relative value of the real against the U.S. dollar. As substantially all of our revenues are real-based, we are required to purchase U.S. dollars in foreign exchange markets with reais to meet our U.S. dollar-denominated obligations. Our principal U.S. dollar-denominated obligations are our interest and principal payments on the notes and payments for power purchased from ITAIPU (approximately 28% and 23% of the total power purchased by ESCELSA and ENERSUL in 2002, respectively).

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

     Unless we successfully hedge devaluation risk, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our ability to make payments of interest and principal on the notes. At December 31, 2002, we had no foreign currency or interest rate hedges in place in connection with the notes. Further, although we believe that our concession contracts should permit us to pass through to our tariffs any increase in the cost of electricity we purchase from ITAIPU, there can be no assurance in this regard. If we are not permitted to pass through these increases, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

     Developments in other emerging market countries may affect the market price of the notes and may make it more difficult or expensive for us to obtain additional debt financing.

     Securities of Brazilian issuers have been, to varying degrees, influenced by economic and market conditions in other emerging market countries. Although economic conditions differ in each country, investors' reactions to developments in one country may affect the securities of issuers in other countries, including Brazil. Since the fourth quarter of 1997, the international financial markets have experienced significant volatility, and a large number of market indices, including those in Brazil, have declined significantly. For example, the current recession in Argentina, the Asian economic crisis, and the 1998 Russian debt moratorium and devaluation of the Russian currency triggered market volatility in Brazil's and other emerging market countries' securities markets. The recent political crisis in Venezuela may also influence investors' perception of risk in Brazil. Although market concerns that similar crises would ensue in Brazil have not become a reality, the volatility in market prices for Brazilian securities increased in 2001 and 2002. If market conditions in Argentina or Venezuela continue to deteriorate, they may adversely affect our ability to raise equity capital when needed and borrow funds at an acceptable interest rate, if necessary. The market value of our notes, as well as our ability to obtain additional debt financing on acceptable terms, or at all, may be adversely affected by events elsewhere, especially in emerging market countries.

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

     The Central Bank has authorized the issuance of the notes and issued a certificate of foreign capital, registration authorizing us to make any payment under the notes requiring the conversion of reais into U.S. dollars including any payment made upon enforcement of a judgment against us. However, additional Central Bank authorization is needed for the payment of the notes upon acceleration or for certain late payments of the notes generally. These exchange control regulations generally have not affected repayment obligations of securities of a type similar to the notes. There can, however, be no assurance that the Brazilian government will not in the future impose more restrictive foreign exchange regulations that would have the effect of preventing or restricting our access to foreign currency that we may require to meet our foreign currency obligations under foreign currency denominated liabilities, including the notes.

ITEM 4.   INFORMATION ON THE COMPANY

A.   History and Development of the Company

     Espirito Santo Centrais Eletricas S.A. -- ESCELSA, a Brazilian corporation (sociedade anonima) with unlimited duration, was incorporated under the laws of Brazil on July 1, 1968, as a mixed-capital corporation (sociedade de economia mista) with limited liability. As a Brazilian corporation, we operate generally under the provisions of the Brazilian corporate law. Our core business is the planning, construction and operation of systems for electricity generation, transmission, distribution and the sale of electric energy in the State of Espirito Santo and in the State of Mato Grosso do Sul through our subsidiary ENERSUL (see below). As a public concessionaire of electric utility services, we are subject to regulations established by the Agencia Nacional de Energia Eletrica, or ANEEL, the Brazilian regulatory agency responsible for regulating the electric energy sector.

     At the time of our incorporation, we were controlled by Centrais Eletricas Brasileiras S.A. - ELETROBRAS, a company controlled by the Brazilian government. In 1995, the Brazilian government began to liberalize, privatize and deregulate the Brazilian electric energy sector, almost all of which was government-owned. In July 1995, we became the first government-owned electricity company to be privatized. In our privatization auction, 50% plus one share of our common shares were acquired by Iven S.A. and GTD Participacoes S.A., with ELETROBRAS remaining as minority shareholder until 1997. On January 19, 1996, we became a public company, registered with the CVM, and presently our shares are traded on the Sao Paulo Stock Exchange, however, they do not have a significant public float.

     In 1997, we acquired a 55.4% controlling interest (which includes a 76.50% voting interest) in ENERSUL, an electricity distribution company privatized by the state government of Mato Grosso do Sul.

     Our registered office is at Rua Sete de Setembro, 362, Centro, 29015-000 Vitoria, Espirito Santo, Brazil and our telephone number is (55-27) 3321-9000. Our agent for service of process in the United States is CT Corporation, 111 Eighth Avenue, New York, NY 10011.

Capital Expenditures

     We recorded capital expenditures in 2002, 2001 and 2000 of R$188.0 million, R$181.1 million and R$180.9 million, respectively. Our investments in distribution and sub-transmission lines totaled R$99.0 million in 2002, as compared to R$122.8 million in 2001 and R$130.7 million in 2000. Investments in expansion and modernization of our generation facilities totaled R$33.2 million in 2002, as compared to R$5.6 million in 2001 and R$18.5 million in 2000.

     We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$114.8 million for the expansion and modernization of our distribution lines in 2003, most of which will be financed with funds from operations and a portion of which may be financed by BNDES and Banco do Brasil - FCO.

B.   Business Overview

General

     We engage primarily in the transmission and distribution of electricity in the States of Espirito Santo and Mato Grosso do Sul in Brazil. We provided approximately 95% and 94% of the electricity distributed in 2002 in the States of Espirito Santo and Mato Grosso do Sul, respectively. We had net operating revenues (see "Item 3. Key Information -- Selected Financial Data" for the definition of net operating revenues) of R$1,299.1 million, R$1,385.5 million and R$1,058.6 million in 2002, 2001 and 2000, and a net loss of R$538.9 million, a net loss of R$60.1 million and net income of R$52.6 million in 2002, 2001 and 2000, respectively. At December 31, 2002, we had assets totaling R$4.3 billion, and concessions for 11 hydroelectric generation plants, 10,196 kilometers of transmission lines and sub-transmission lines, 4,297 MVA transformer capacity and 71,948 kilometers of distribution lines.

ESCELSA

     ESCELSA engages primarily in the transmission and distribution of electricity in the State of Espirito Santo. ESCELSA distributes electricity to 72 of the 77 municipalities that comprise the entire State of Espirito Santo, covering an area of approximately 41,372 square kilometers, or 90% of the geographic area of the State of Espirito Santo. In 2002, ESCELSA supplied 6,365 GWh of electricity and, as of December 31, 2002, had 954,381 customers representing nearly 3.0 million people or approximately 94% of the total population of the State of Espirito Santo. In 2002, industrial, residential, commercial, rural and other customers, including other distribution companies, represented 52%, 18%, 13%, 5% and 12%, respectively, of ESCELSA's electricity distribution sales by volume of electricity sold. As of December 31, 2002, ESCELSA's twelve largest customers accounted for approximately 27% of our revenues and approximately 44% of the total amount of electricity sold by ESCELSA. ESCELSA's primary load center is greater Vitoria, the capital of the State of Espirito Santo, which represented 55% of ESCELSA's entire market in 2002.

     ESCELSA is also engaged in the generation of electricity. All of its generation capacity is hydroelectric. ESCELSA has concessions for ten hydroelectric power plants, of which six are in operation, and in 2002 they generated approximately 1,056 GWh or 14.4% of its total energy needs. In 2002, ESCELSA purchased a total of 6,147 GWh of electricity, of which 6,018 GWh were purchased under a long-term contract with Furnas Centrais Eletricas S.A., or FURNAS, including 1,742 GWh produced by ITAIPU, and 129 GWh were purchased from other suppliers.

Transmission and Distribution

     General. ESCELSA transmits and distributes electricity, either generated by it or, more commonly, purchased primarily from FURNAS and ITAIPU, to a geographic area encompassing 90% of the State of Espirito Santo. At December 31, 2002, ESCELSA had 42,493 kilometers of power lines, composed of transmission and distribution lines.

     The following table provides certain information regarding ESCELSA's transmission and distribution system, as of the dates presented (except for energy loss data, which is presented for the year ended on that date):

                                                                       December 31,
                                                          ---------------------------------------
                                                          2002              2001             2000
                                                          ----              ----             ----

  Kilometers of transmission and
    subtransmission lines
     230 kV..................................              140               140              140
     138 kV..................................            1,502             1,502            1,499
     69 kV...................................              945               945              934
     34.5 kV.................................              413               413              413
  Kilometers of overhead distribution lines
     (11.4 kV to 13.8 kV)....................           42,493            41,699           34,345
  Transformer capacity (MVA)
     Transmission............................            2,682             2,682            2,631
     Distribution............................            1,478             1,408            1,330
  Total energy losses (in percentage)(1).....             11.4              10.4              9.6

  ______________
 (1) Technical energy losses from ESCELSA's lines and equipment occur in the ordinary course of transmission and distribution of electric energy; commercial losses occur as a result of illegal connections.


     Transmission and Subtransmission. At December 31, 2002, ESCELSA's transmission and sub-transmission system was comprised of approximately 3,000 km of transmission lines, primarily 138 kV and 69 kV. In addition, ESCELSA had 67 transformer substations, where electric current is transformed into lower voltages for subsequent distribution, with total transforming capacity of 2,682 MVA. The transmission system is connected to ESCELSA's main load center and to various connecting points with FURNAS. Of ESCELSA's industrial and commercial customers, 19 have 69 kV or 138 kV high-voltage electrical energy supplied through direct connections to ESCELSA's transmission system. Such customers represented approximately 44% of ESCELSA's total volume of electrical power sales during 2002, and approximately 27% of ESCELSA's total revenues during that same period.

     Distribution. At December 31, 2002, ESCELSA's distribution system was composed of urban and rural distribution networks, which include electric poles carrying 42,493 km of distribution lines and 37,237 distribution transformers, with an installed transforming capacity of 1,478 MVA. ESCELSA's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (13.8 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (13.8 kV and below).

     System Performance. ESCELSA's energy losses increased to approximately 11.4% during the twelve-month period ended December 31, 2002, compared to approximately 10.4% during the twelve-month period ended December 31, 2001 due to lower energy distribution under the Rationing Program, but a similar energy loss due to illegal connections. In 2001 (which is most recent data available), the energy losses for all distribution companies in Brazil averaged 15.8%, as calculated by Associacao Brasileira de Distribuidoras de Energia Eletrica, or the Brazilian Association of Distributors of Electric Energy. We estimate that 41% of ESCELSA's energy loss in 2002 occurred as a result of illegal connections. The remaining 59% of ESCELSA's energy loss resulted from standard losses that occur during the ordinary course of energy transmission and distribution.

     Scheduled interruptions in ESCELSA's services to customers represented 24% of all interruptions during 2002. Unscheduled interruptions due to accidental causes, including lightning strikes, fire, wind and corrosion, represented 76% of all interruptions. In 2002, we invested an additional R$99.0 million to renovate and improve ESCELSA's transmission and distribution system, and we expect to invest an additional R$114.8 million for such purposes in 2003.

     The average duration of interruptions during 2002 was 14.53 hours per customer, representing an increase of approximately 12.1% from 12.96 hours per customer during 2001. The frequency of interruptions for 2002 was 10.94 interruptions per customer, representing a decrease of approximately 0.9% from
11.04 interruptions per customer during 2001. The average time to respond to interruptions in customer service increased from 110 minutes for 2001 to 112 minutes for 2002. The number of customer complaints increased by 4.8% in 2002. The increase of the average time to respond to interruptions and to complaints was primarily due to the installation of a new toll-free number for both urban and rural customers, which increased customers' access to ESCELSA's customer service.

Customers, Analysis of Demand and Tariffs

     Customers. Customers of ESCELSA are classified into five principal categories: industrial (comprising manufacturing and processing activities), residential, commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily other distribution companies and public and municipal services, such as street lighting). In 2002, industrial, residential, commercial, rural and other customers represented 52%, 18%, 13%, 5% and 12%, respectively, of ESCELSA's electricity sales by volume of electricity sold.

     The principal industries supplied by ESCELSA during 2002 and the percentage of the total power supplied to the customers in such industries were as follows: mining 54%, chemical 13%, non-metallic mineral 12%, food processing 4% and others 17%. In 2002, the twelve largest customers accounted for approximately 44% of ESCELSA's energy sold by volume.

     Analysis of Demand. The following table sets forth certain information regarding ESCELSA's customers, energy sales and revenues for the periods indicated.

                                       Number of
                                       Customers                         Year Ended December 31,
                                      at December     -----------------------------------------------------------
                                       31, 2002               2002                  2001                2000
                                      -----------     -------------------   -------------------   ---------------
                                                                         (in thousands of reais)
                                                      GWh          R$        GWh        R$        GWh       R$
Industrial.......................       11,069         3,290      406,411   3,051       328,501   3,386   311,812
Residential......................      756,409         1,134      333,358   1,186       298,568   1,386   311,505
Commercial.......................       84,460           839      194,397     780       150,449     845   143,444
Rural............................       93,372           315       45,282     333        38,479     342    35,639
Other and miscellaneous..........        8,899           459       77,792     430        60,532     490    71,714
ESCELSA's own consumption........          170            10          n/a      10           n/a      12       n/a
Other concessionaires............            2           318       20,839     314        18,861     319    29,221
                                       -------         -----    ---------   -----       -------   -----   -------
    Total........................      954,381         6,365    1,078,079   6,104       895,390   6,780   903,335
                                       =======         =====    =========   =====       =======   =====   =======

     For the three-year period ended December 31, 2002, the compound annual growth rate in the volume of electricity sold by ESCELSA to industrial, residential and commercial customers was 2.6%, -5.5% and 2.5%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to industrial, residential and commercial customers was 1.0%, -3.4% and 1.2%, respectively.

     Tariffs. ESCELSA's customers are classified according to the voltage level at which energy is supplied to them. High-voltage customers are classified as "Group A" customers and low-voltage customers are classified as "Group B" customers. In addition, Group B customers are further classified as residential, rural, others and public lighting. According to these groupings, each customer falls within a certain tariff classification defined by law, although some flexibility is available according to the nature of each customer's demand.

     In addition to customer-based classifications, ESCELSA's tariffs are determined on the basis of seasonal variation and time of day. The seasonal variation and time-of-day criteria are used for the establishment of two separate tariff systems: (i) the conventional tariff system and (ii) the hour-seasonal tariff system.

     Conventional Tariff System -- The conventional tariff system does not take into account any seasonal or time-of-day variations, and is applied both to Group A and to Group B customers. Group A customers pay for the electricity that they purchase on the basis of both a "capacity charge" and an "energy charge"; whereas Group B customers, who use the conventional tariff system only, pay just for energy actually consumed. The capacity charge, expressed in reais per kW, is based on the higher of (i) contracted firm capacity and (ii) power capacity actually used. The energy charge, expressed in reais per kWh, is based on the amount of electricity actually consumed.

     Hour-Seasonal Tariff System -- The hour-seasonal tariff system takes into account both seasonal and time-of-day variations, and establishes different rates for different times of day or different seasons in the year. Seasonal variation refers to the dry season (May through November) and the rainy season (December through April). Tariffs are higher during the dry season, when hydroelectric generation capacity tends to be lower. Time-of-day variations refer to peak hours of demand (any three consecutive hours between 5:00 p.m. and 10:00 p.m., as determined by the concessionaire, except Saturdays, Sundays or holidays determined by federal law) and to off-peak hours of demand (all other times). Electricity rates are higher during peak hours of demand. This system only applies to Group A customers with contracted demand equal to or in excess of 300 kW. Group A customers that are billed pursuant to the hour-seasonal tariff system pay for both a capacity charge and an energy charge, which vary depending on the voltage at which the energy is delivered to such customers.

     The following table details the breakdown of ESCELSA's Group A and Group B final customers and sets forth the average tariff and certain other information for 2002:

                                          Average                                  Net              Number of
Group                                      Tariff             Volume             Revenue             Customers
                                          -------             ------             -------            ----------
                                          (R$/MWh)             (%)                 (%)
Group A:
  A2-138 kV.....................           79.46                44                  27                    17
  A3-69 kV......................           101.54                -                   -                     2
  A3a-44 kV.....................           99.12                 3                   2                    13
  A4 13.8 to 2.3 kV.............           129.18               17                  17                 2,786
                                          --------           --------            --------           --------
   Subtotal.....................           93.52                64                  46                 2,818
Group B:
  B1-Residential................           219.16               19                  31               756,315
  B2-Rural......................           136.23                5                   5                93,127
  B3-Others.....................           211.97                9                  15               101,562
  B4-Public lighting............           111.72                3                   3                   557
                                          --------           --------            --------           --------
  Subtotal......................           196.72               36                  54               951,561
                                          --------           --------            --------           --------
Total...........................           130.60              100                 100               954,379
                                          ========           ========            ========           ========

     The tariffs charged by ESCELSA for sales of electricity to final customers are determined pursuant to the concession contract between ESCELSA and ANEEL. ESCELSA's concession contract establishes a tariff mechanism with three types of adjustments:

          o an annual adjustment to be made in August, which offsets the effects of inflation on ESCELSA's tariffs (reajuste);

          o extraordinary adjustments, which permit ESCELSA to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, changes in the use of transmission and distribution facilities and taxes, except for income taxes (revisao extraordinaria); and

          o    a three-year periodic tariff review by ANEEL (revisao periodica).

     ESCELSA's first periodic tariff review was in July 1998, when ANEEL reduced ESCELSA's tariffs by an average of 3.4%. On ESCELSA's second (and current) periodic tariff review, ESCELSA's tariff was increased by 19.89% by ANEEL in August 2001 on a provisional basis. In 2003, ANEEL adopted a new methodology for conducting the periodic tariff review of distribution companies that differs from the one previously used in ESCELSA's case. Beginning in 2003, ESCELSA's periodic tariff review will be determined in accordance with a rate of return that ANEEL will allow to ESCELSA, based upon ESCELSA's asset base. During the time that the value of ESCELSA's asset base is being determined, its periodic tariff review has been set on an interim basis, and will be adjusted upwards or downwards depending upon the results of the asset valuation, which is being conducted by an independent third-party accredited by ANEEL. The difference, if any, between the provisional periodic tariff review and the definitive periodic tariff review, will be reflected in ESCELSA's annual tariff adjustment in August 2003. There can be no assurance that, upon the final determination of the value of ESCELSA's asset base, ANEEL will not revise the periodic tariff review in a manner that will not have a material adverse effect on the financial position, cash flows and results of operations of ESCELSA.

     On December 21, 2001, in order to allow for the recovery from the consumption losses incurred as a result of the Rationing Program, ANEEL authorized a 2.9% extraordinary tariff increase for residential, rural and public lighting customers, with the exception of low income customers, and 7.9% for all other customer segments. The tariff adjustment will take place over a maximum period of 70 months, commencing from the end of December 2001.

     On August 7, 2002, ANEEL established a 15.97% tariff increase for ESCELSA's customers, of which approximately 14.27% related to costs not managed by ESCELSA, such as energy purchased from FURNAS and ITAIPU, as well as RGR, CCC, or transmission costs. The remaining 1.70% represented costs managed by ESCELSA that were adjusted to the IGP-M inflation index, partially offset by a 0.51% discount applied to the account for the pass through of productivity gains to clients (the so-called "X factor", that was applied by ANEEL last year at the time of ESCELSA's periodic tariff review).

     Since the privatization of ESCELSA, most of the other distribution companies, including ENERSUL, have been given new concession contracts with tariff provisions. Under these concession contracts, the annual adjustment is determined by a tariff adjustment formula. The formula is adjusted annually. See "Regulation of the Brazilian Electricity Sector - Tariffs and Sectorial Charges."

     Although ESCELSA's concession contract does not contain the readjustment formula provided for in the newer concession contracts, in connection with the second periodic tariff review of ESCELSA's tariffs on August 7, 2001, ANEEL issued Resolution No. 321, in which it defined the mechanism for adjustments to ESCELSA's tariffs for 2002 and 2003 by adopting the same tariff adjustment formula contained in the concession contracts of the more recently privatized companies.

     The more recent concession contracts also state that ANEEL's periodic tariff review will take into account efficiency gains achieved by the distribution company, compare the distribution company's tariff with tariffs of foreign companies and similar domestic companies, and take into account changes to the cost and market structures of the distribution company. This adjustment is known as the "X factor." The X factor is intended to permit ANEEL to adjust tariffs so that consumers may share in a distribution company's increased operating efficiencies. As a result, a distribution company may not be able to retain all of the efficiencies and savings achieved by it on a going-forward basis. While the revision based on the X factor is entirely within ANEEL's discretion, ANEEL has recently set a formula for calculating the X factor, which comprises the sum of three elements: (1) a discounted cash flow formula, which is based upon projections of macroeconomic indicators (such as GDP and inflation), assets in service, efficiency costs, investments and depreciation, number of consumers and consumption in MWh; (2) a consumer satisfaction survey; and (3) the variation of labor remuneration, which reflects increases in labor remuneration, included in Parcel B. ESCELSA is subject to an X factor review every three years. On August 7, 2001, ANEEL set the X factor at 1.89% per year, which represents the percentage discount to be applied to the IGP-M index, which is used to adjust our managed cost compensation for the 2002 and 2003 tariff adjustments.

     Once ESCELSA's average tariff rate is determined, ESCELSA submits a proposal to ANEEL regarding the apportionment of tariff rates among the various customer classifications. In recent years, ESCELSA has applied tariff increases to all of its customers on a uniform basis.

     Commercial Arrangements. ESCELSA has entered into supply contracts with Group A customers, which are based on general terms and conditions set forth in ruling (Portaria) No. 466 of November 12, 1997. These contracts contain minimum demand clauses that require the customer to pay for either contracted demand or, if greater, actual capacity used. These contracts have durations of three or five years, with automatic renewals for equal durations, subject to notice 12 and 18 months, respectively, prior to expiration of the term. Other contracts have three-year terms, with perpetual rolling one-year renewals. Each such contract is subject to termination on approximately 18 months notice (if the contract is not terminated, it automatically extends for one additional year). Except for Companhia Vale do Rio Doce and Samarco, we are not aware of any of our large customers that plan to contract directly with generators other than us or to self-generate electricity, but there can be no assurance that these contracts will be renewed in the future, particularly in light of potential increased competition by generators for free consumers. If any significant customers fail to renew or choose to terminate their contracts, ESCELSA would be entitled, pursuant to Law No. 9,648 of May 27, 1998, to immediately reduce its purchases from FURNAS by a corresponding volume of electricity. Customers with whom ESCELSA maintained such contracts during 2002 represented approximately 61% of its sales of electricity (measured in MWh) and 42% of its revenues during the period. We believe that these contracts provide us with a relatively stable source of revenue.

     On November 29, 2000, ANEEL issued Resolution No. 456, which updated and consolidated general supply terms and conditions. In the absence of an agreement between the parties on the duration of supply contracts, the term is 12 months or, if there is a need for capital expenditures by the concessionaire, 24 months. The contract may be automatically renewed for the same period of time in successive terms, with prior notice of at least 180 days before the contract's expiration date, subject to refusal of the customer to renew.

     Billing Procedures. The procedure for billing and payment for electricity supplied is determined by customer category. ESCELSA's industrial customers are billed on the day of meter reading, with payment required within five days of the invoice date. ESCELSA's residential customers are billed within two days of meter reading, with payment required within five days after the invoice date. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates of ESCELSA's customers are staggered throughout each calendar month. ESCELSA may suspend delivery of electricity to customers if the customer's bill is overdue and 15 days have passed since notification was sent to the customer. However, since the services provided by electric distribution companies are considered essential services, there are precedent court decisions that consider the suspension of delivery of electricity to be unlawful pursuant to the Brazilian Consumer Defense Code. Therefore, we may not be able to suspend our services if a court order prohibits us from doing so. In the event of late payment of electricity bills that has resulted in a service disconnection, a service reconnection fee and a fine of up to 2% is charged on the total invoice overdue, as well as an interest charge of 1% per month.

Purchases of Electricity

     ESCELSA's electricity purchases from FURNAS and ITAIPU represented approximately 98% of its total volume of purchases in 2002. In 2002, ESCELSA purchased 4,276 GWh of electricity from FURNAS, 1,742 GWh from ITAIPU (and billed by FURNAS), and 129 GWh from other suppliers. ESCELSA is one of the 15 electricity companies in the South, Southeast and Midwest regions of Brazil that are required by law to purchase from ITAIPU a portion of ITAIPU's energy purchased by Brazil pursuant to a treaty with Paraguay dated April 26, 1973, based on their respective market shares of the South, Southeast and Midwest regions taken as a whole. By law, ESCELSA is obligated to purchase approximately 2.5% of the energy purchased by Brazil from ITAIPU until 2023. To defray the costs associated with financing the ITAIPU project, the concessionaires in Brazil's South-Southeast-Midwest interconnected power system, including ESCELSA, are required to purchase ITAIPU's energy at U.S. dollar-indexed rates fixed to cover operating expenses and payments of principal and interest on such financing and the costs of transmitting power to their concession area. As a result, the average rates for the purchase of power produced by ITAIPU have been above the national average for the bulk supply of power. As ESCELSA's power needs increase, power supplied by ITAIPU is expected to represent a smaller percentage of power purchased by ESCELSA. See "-- Regulation of the Brazilian Electricity Sector."

     The following table shows ESCELSA's cost basis for energy purchased from ITAIPU, FURNAS and other suppliers in 2002:



                                                 Capacity           Energy           Wheeling
                                                  Charge            Charge            Charge           Average
                                                 --------          --------          --------          -------
                                                 (R$/kW)           (R$/MWh)          (R$/kW)          (R$/MWh)
ITAIPU..................................          71.37                -               2.11            104.66
FURNAS..................................           3.70              48.03             4.77             77.51
Other...................................            -                70.65              -               70.65
                                                                                                      --------
Weighted Average........................            -                  -                -               85.06
                                                                                                      ========

     The following table shows the total electricity (i) generated or purchased by ESCELSA and (ii) sold to final customers and other concessionaires during the periods indicated:

                                                         Year Ended December 31,
                                                      --------------------------
Suppliers                                             2002         2001     2000
---------                                             ----         ----     ----
                                                                 (in GWh)
Electricity generated by ESCELSA...................   1,056       837      1,056
Electricity purchased from ITAIPU..................   1,742     1,606      1,766
Electricity purchased from FURNAS..................   4,276     4,203      4,281
Electricity purchased from others..................     129       184        396
Electricity delivered to final consumers...........   6,047     5,790      6,461
Electricity delivered to other concessionaires.....     318       314        319

     In October 1999, ESCELSA entered into a use of transmission system agreement with the Operador Nacional do Sistema Eletrico (National Electric System Operator), or ONS, which is the entity that coordinates and controls the electric energy generation and transmission in the interconnected system, for the transmission of electricity and connection to the interconnected power system. ESCELSA and FURNAS are currently operating under an initial contract for the purchase of electricity that was executed in the third quarter of 2000. See "-- Regulation of the Brazilian Electricity Sector." The initial contract with FURNAS sets forth ESCELSA's obligations to purchase specified amounts of electricity generated by FURNAS, at tariffs set by ANEEL.

     ESCELSA's electric generation capacity does not affect its commitment to purchase energy generated by ITAIPU. However, with respect to non-ITAIPU energy sold by FURNAS, ESCELSA's commitment may be reduced by the amount of ESCELSA's generation capacity increases. Therefore, if ESCELSA were to increase its generation capacity in accordance with approvals received from ANEEL, required purchase amounts from FURNAS in respect of non-ITAIPU energy would be reduced accordingly. If ESCELSA were to require energy purchases in an amount greater than those established in the ESCELSA initial contracts, however, FURNAS' obligation to supply such energy would be contingent on availability. ESCELSA also has the right to immediately and proportionately reduce purchases from FURNAS if a free customer terminates its contract with ESCELSA.

     The tariffs for electricity generated by ITAIPU are established in accordance with a treaty between Brazil and Paraguay dated April 26, 1973 and are denominated in U.S. dollars. The tariffs for electricity generated by FURNAS are established pursuant to regulations implemented by ANEEL and are denominated in reais. ESCELSA's purchases of electricity generated by ITAIPU are paid for on the basis of a capacity charge as well as a charge for transmission. ESCELSA's purchases of electricity generated by FURNAS and other concessionaires are paid for on the basis of both a capacity charge and an energy charge. See "-- Regulation of the Brazilian Electricity Sector -- Tariffs." Capacity charges for ITAIPU are indexed to U.S. dollars and converted on the date payment is made into reais at the exchange rate published by the Central Bank for the previous day. The devaluation of Brazil's currency relative to prevailing rates of inflation affects the price of power generated by ITAIPU, which constituted approximately 28% of the total power purchased by ESCELSA in 2002. Although ESCELSA believes that its concession contract should permit it to pass through to its tariffs any increase in cost of electricity it purchases, there can be no assurance that ESCELSA may fully pass through all increases in the cost of energy purchases. The maximum value of the pass-through has varied significantly over the years depending on the source of energy (i.e., hydro vs. thermal), and is indirectly restricted by Normative Value regulations. See "-- Regulation of the Brazilian Electricity Sector -- Tariffs and Sectorial Charges -- Parcel A."

Generation

     ESCELSA holds the concession for ten hydroelectric power plants in the State of Espirito Santo, of which six are in operation. The total installed capacity of the hydroelectric plants is approximately 190 MW. ESCELSA generated 1,056 GWh in 2002. The following table sets forth certain information concerning ESCELSA's power plants.


                                            Installed                2002
    Hydroelectric Plants                     Capacity               Output)
    --------------------                  --------------          ----------
                                              (MW)                   (GWh)
    Mascarenhas....................           131.0                   801
    Suica..........................            30.6                   163
    Rio Bonito.....................            13.8                    67
    Jucu...........................             4.4                    18
    Others.........................             9.9                     7
            Total..................           189.7                 1.056


ENERSUL

     ENERSUL engages primarily in the transmission and distribution of electricity in the State of Mato Grosso do Sul. ENERSUL provided approximately 94% of the electricity distributed in the State of Mato Grosso do Sul in 2002. ENERSUL distributes electricity to 72 of the 77 municipalities that comprise the entire State of Mato Grosso do Sul, covering an area of approximately 329,270 square kilometers, or 92% of the geographic area of the State of Mato Grosso do Sul. In 2002, ENERSUL supplied 2,754 GWh of electricity and, as of December 31, 2002, it had 596,569 customers, representing nearly 2.0 million people, or approximately 95% of the total population of the State of Mato Grosso do Sul. In 2002, residential, industrial, commercial, rural and other customers, including other distribution companies, represented 31%, 24%, 19%, 10% and 15%, respectively, of ENERSUL's electricity distribution sales by volume of electricity sold. ENERSUL's ten largest customers accounted for 12.5% of the volume of ENERSUL's electricity distribution sales in 2002. ENERSUL's primary load center is Campo Grande, the capital of the State of Mato Grosso do Sul, which represented approximately 35% of ENERSUL's entire market in 2002.

     ENERSUL is also engaged in the generation of electricity. Its generation capacity is both hydroelectric and thermal. ENERSUL operates seven power plants, which in 2002 generated approximately 129 GWh, or 4% of its total energy needs. In 2002, ENERSUL purchased a total of 3,141 GWh of electricity, of which 2,906 GWh were purchased under a long-term contract with Tractebel Energia S.A., or TRACTEBEL, including 710 GWh produced by ITAIPU, and 235 GWh from other distribution companies.

     Currently, Magistra Participacoes S.A., a wholly owned subsidiary of ESCELSA, owns 87.9% and 50.6% of the common and preferred shares, respectively, of ENERSUL.

Transmission and Distribution

     General. ENERSUL transmits and distributes electricity, purchased primarily from TRACTEBEL and ITAIPU, to a geographic area encompassing 92% of the State of Mato Grosso do Sul. At December 31, 2002, ENERSUL had 36,651 kilometers of power lines, composed of sub-transmission and distribution lines.

     The following table provides certain information concerning ENERSUL's transmission and distribution system as of the dates presented (except for energy loss data, which is presented for the year ended on that date):

                                                                          December 31,
                                                          ------------------------------------------
                                                               2002          2001            2000
                                                          ------------    ----------      ----------

Kilometers of transmission and sub-transmission lines:
     138 kV...........................................        2,865          2,749          2,721
     69 kV............................................          423            486            485
     34.5 kV..........................................        3,908          3,859          3,786
Kilometers of overhead distribution lines:
     (11.4 kV to 22 kV)...............................       29,455         26,028         23,204
Transformer capacity (MVA):
Transmission..........................................        1,615          1,490          1,385
Distribution..........................................          769            711            608
Total energy losses (in percentage)(1)................         15.8           12.7           15.8

_____________
(1) Technical energy losses from ENERSUL's lines and equipment occur in the ordinary course of transmission and distribution of electric energy; commercial losses occur as a result of illegal connections.


     Transmission. At December 31, 2002, ENERSUL's transmission system was comprised of 7,196 km of transmission lines, primarily 138 kV, 69 kV and 34.5 kV. In addition, ENERSUL had 96 transformer substations, where electric current is transformed into lower voltages for subsequent distribution, with total transforming capacity of 1,615 MVA. The transmission system is connected to ENERSUL's main load center, and to various connecting points with TRACTEBEL. Of ENERSUL's industrial and commercial customers, 7 have 69 kV or 138 kV high-voltage electrical energy supplied through direct connections to ENERSUL's transmission system. Such customers represented approximately 9% of ENERSUL's total volume of electrical power sales during 2002, and approximately 4% of ENERSUL's total revenues during the year.

     Distribution. At December 31, 2002, ENERSUL's distribution system was composed of urban and rural distribution networks, which include electric poles carrying 29,518 km of distribution lines and 19,937 distribution transformers, with an installed transforming capacity of 769 MVA. ENERSUL's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (13.8 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (13.8 kV and below).

Customers, Analysis of Demand and Tariffs

     Customers. ENERSUL's customers are classified into five principal categories: residential, industrial (comprising manufacturing and processing activities), commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily other distribution companies and public and municipal services, such as street lighting). In 2002, residential, industrial, commercial, rural and other customers represented 31%, 24%, 19%, 10% and 15%, respectively, of ENERSUL's electricity sales by volume of electricity sold. In 2002, the ten largest customers accounted for approximately 12.5% of ENERSUL's energy sold by volume.

     Analysis of Demand. The following table sets forth certain information regarding ENERSUL's customers, energy sales and revenues for the periods indicated.


                                         Number of                       Year ended December 31,
                                         Customers       -----------------------------------------------------
                                         at December         2002               2001                2000
                                         31, 2002        -------------     --------------     ----------------
                                         -----------     GWh      R$       GWh        R$       GWh       R$
Residential.........................      489,211         862  214,509     869     190,345     977    196,855
Industrial..........................        4,686         671   90,784     618      71,891     593     64,132
Commercial..........................       52,354         527  120,303     523     100,511     558     98,022
Rural...............................       43,882         276   38,856     251      29,985     266     27,983
Other and miscellaneous.............        6,251         385   59,518     380      50,701     411     50,141
ENERSUL's own consumption...........          182           7      n/a       6         n/a       6        n/a
Wholesale...........................            3          26    3,884      25       3,539      25      3,021
                                          -------       -----  -------   -----     -------   -----    -------
Total...............................      596,569       2,754  527,854   2,672     446,972   2,836    440,154

     For the three-year period ended December 31, 2002, the average compound annual growth rate in the volume of electricity sold by ENERSUL to residential, industrial and commercial customers was 2.5%, 11.7% and 1.1%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to residential, industrial and commercial customers was -3.4%, 1.0% and 1.2%, respectively.

     Tariffs. ENERSUL's customers are classified according to the voltage level at which energy is supplied to them. In addition to customer-based classifications, ENERSUL's tariffs are determined on the basis of two factors:
(i) seasonal variation and (ii) time of day. For a more detailed description of these tariff schemes, see "-- ESCELSA -- Customers, Analysis of Demand and Tariffs -- Tariffs."

     The following table sets forth the breakdown of ENERSUL's Group A and Group B final customers and sets forth the average tariff and certain other information for the year ended December 31, 2002.

                                          Average                                    Net             Number of
Group                                      Tariff             Volume               Revenue           Customers
-----                                  --------------      -----------          ------------        -----------
                                          (R$/MWh)              (%)                  (%)
Group A:
  A2-138 kV.....................            60.29                9                    4                    5
  A3-69 kV......................            55.09                -                    -                    2
  A3a-34.5 kV...................           117.84                7                    6                  277
  A4-13.8 to 22 kV..............           121.45                24                   19               1,734
                                         ----------          ----------           ---------         ---------
     Subtotal...................           106.55                40                   28               2,018
Group B:
  B1-Residential................           200.54                31                   41             489,196
  B2-Rural......................           129.80                7                    6               43,671
  B3-Others.....................           205.34                17                   22              61,584
  B4-Public lighting............           107.31                5                    3                   97
                                         ----------          ----------           ---------         ---------
      Subtotal..................           187.01                60                   72             594,548
                                         ----------          ----------           ---------         ---------
      Total.....................           154.43               100                  100             596,566
                                         ==========          ==========           =========         =========


     The tariffs charged by ENERSUL for sales of electricity to final customers are determined pursuant to ENERSUL's concession contract, which establishes a tariff mechanism comprised of three types of adjustments:

          o an annual adjustment made in April, which offsets the effects of inflation on ENERSUL's tariffs (reajuste);

          o extraordinary adjustments, which permit ENERSUL to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, changes in the use of transmission and distribution facilities and any taxes, except for income taxes (revisao extraordinaria); and

          o    a five-year periodic tariff review by ANEEL (revisao periodica).

     On December 21, 2001, in order to compensate for losses related to the Rationing Program, ANEEL authorized a 2.9% extraordinary tariff increase for residential and low-tension rural customers and 7.9% for all other segments, except for low-income customers. The adjustment will take place over a maximum period of 82 months, commencing from the end of December 2001. On April 8, 2002, ANEEL established a 12.25% tariff increase, of which approximately 7.35% was designed to cover costs such as social contribution taxes, such as COFINS, the RGR fund, the CCC and purchases of electricity. For a more detailed description of each cost, see "Regulation of the Brazilian Electricity Sector -- Tariffs and Sectorial Charges." Another 1.29% was designed to cover costs incurred under the Rationing Program, and the remaining 3.7% was designed to cover management costs such as personnel, materials and parts and services.

     The first five-year periodic revision of ENERSUL's tariffs occurred on April 7, 2003, pursuant to which ANEEL determined that the average rate that ENERSUL charges its customers will be increased by 42.26%. Of this 42.26% increase, 32.59% corresponded to the percentage increase that would have resulted from an annual tariff readjustment instead of the five-year tariff review method. The remaining 9.67% was allocated to annual tariff adjustments for 2004 through 2007, in addition to Parcel B cost adjustments in annual installments of R$55.2 million. ANEEL provisionally established the "X factor" applicable to ENERSUL at 2.35% each year from 2004 through 2007, discounting Parcel B cost gains from ENERSUL's revenues. As in the case of ESCELSA, certain factors used to reset ENERSUL's periodic tariffs are provisional only and, once definitively set, may result in an adjustment to ENERSUL's periodic tariff that is adverse to ENERSUL. See "Regulation of the Brazilian Electricity Sector -- periodic tariff review."

     The rate adjustment will be applied according to customer segment as set forth in the table below:


                           Segment Tariff Increase
                           -----------------------
High Tension                                                   Percentage
------------                                                   ----------
    A2 (between 88 and 138kV) .......................            35.91%
    A3 (69kV)........................................            37.11%
    A4 (between 2.3 e 25 kV).........................            32.49%

Low Tension
-----------
    B (below 2.3kV)..................................            32.48%


     The Joint Ordinance dated April 4, 2003 from the Ministries of Economy, Mines and Energy determined that the balance of the Parcel "A" Cost Variations Compensation Account - CVA, which is the cost of items not covered by tariff adjustments, from March 8, 2002 through March 7, 2003, required a tariff increase of 4.38%, and that such tariff would be applied over a period of 24 months commencing in April 2004.

     Commercial Arrangements. ENERSUL has entered into supply contracts, which are based on general terms and conditions set forth in Portaria No. 466 of November 12, 1997, with 1,159 hour-seasonal customers. These contracts contain minimum demand clauses that require the customer to pay for either contracted demand or, if greater, actual capacity used. The contracts have durations of three years, with no automatic renewals. Tariffs are set pursuant to ENERSUL's concession contract with ANEEL. While historically, none of these contracts has been terminated, there can be no assurance that they will be renewed in the future, particularly in light of the prospect of increased competition from IPPs for industrial customers. If any significant customer fails to renew or chooses to terminate its contract, ENERSUL would be entitled, pursuant to Law No. 9,648 of 1998, to immediately reduce its purchases from TRACTEBEL by a corresponding volume of electricity. Customers with whom ENERSUL maintained such contracts during 2002 represented approximately 34% of its sales of electricity (measured in MWh) and 23% of its revenues for the period.

     On November 29, 2000, ANEEL issued Resolution No. 456, which updated and consolidated general supply terms and conditions. In the absence of an agreement between the parties regarding the duration of the supply contracts, the term will be 12 months or, in the event there is a need for capital expenditures by the concessionaire, 24 months. The contract may be automatically renewed for the same period of time in successive terms, with prior notice of at least 180 days before the contract's expiration date, subject to refusal of the customer to renew.

     Billing Procedures. The procedure for billing and payment for electricity supplied is determined by customer category. ENERSUL's industrial customers are billed on the day of meter reading, with payment required within five days of the invoice date. ENERSUL's residential customers are billed within two days of meter reading, with payment required within five days after the invoice date. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates of ENERSUL's customers are staggered throughout each calendar month. ENERSUL may suspend delivery of electricity to customers if the customer's bill is overdue and 15 days have passed since notification was sent to the customer. However, since the services provided by electric distribution companies are considered essential services, there are precedent court decisions that consider the suspension of delivery of electricity to be unlawful pursuant to the Brazilian Consumer Defense Code. Therefore, ENERSUL may not be able to suspend services if a court order prohibits it from doing so. In the event of late payment of electricity bills that has resulted in a service disconnection, a service reconnection fee and a fine of up to 2% is charged on the total invoice overdue, as well as an interest charge of 1% per month.

Purchases of Electricity

     ENERSUL's electricity purchases from TRACTEBEL and ITAIPU represented approximately 92.5% by volume of its total purchases in 2002. In 2002, ENERSUL purchased 2,196 GWh of electricity from TRACTEBEL, 710 GWh from ITAIPU (billed by Empresa Transmissora de Energia Eletrica do Sul do Brasil S.A. -- ELETROSUL, or ELETROSUL), and 234 GWh from other distribution companies. ENERSUL is also required by law to purchase from ITAIPU a portion of ITAIPU's energy purchased by Brazil under a treaty with Paraguay dated April 26, 1973. By law, ENERSUL is obliged to purchase approximately 1% of Brazil's energy needs from ITAIPU until 2023. See "-- ESCELSA -- Purchases of Electricity" and "-- Regulation of the Brazilian Electricity Sector." As ENERSUL's power needs increase, power supplied by ITAIPU is expected to represent a smaller percentage thereof.

     The following table shows ENERSUL's cost basis for energy purchased from ITAIPU, TRACTEBEL and ELETROSUL in 2002:


                                Capacity     Energy       Wheeling
                                 Charge      Charge        Charge        Average
                                --------    --------      --------      --------
                                 (R$/kW)    (R$/MWh)      (R$/kW)       (R$/MWh)

ITAIPU....................         71.37        -            2.11       104.67
TRACTEBEL.................          2.60       36.98         -           45.06
ELETROSUL.................          -           -            4.77        18.09
                                                                        -------
Weighted Average..........                                               72.06
                                                                        =======

     The following table shows the total electricity (i) generated or purchased by ENERSUL and (ii) sold to final customers and other concessionaires during the periods specified:


                                                             Year Ended December 31,
                                                         --------------------------------
                                                           2002         2001        2000
                                                         --------     --------    -------
Electricity generated by ENERSUL.......................     129          229        222
Electricity purchased from ITAIPU......................     710          713        720
Electricity purchased from TRACTEBEL...................   2,196        1,905      2,202
Electricity purchased from other power plants..........     234          215        226
Electricity delivered to final consumers...............   2,728        3,062      2,811


                                                             Year Ended December 31,
                                                         --------------------------------
                                                           2002         2001        2000
                                                         --------     --------    -------
Electricity delivered to other concessionaires.........      26           25         25

     In August 1998, ENERSUL entered into initial contracts with TRACTEBEL to purchase electricity and with ELETROSUL for the transmission of electricity and connection to the interconnected power system. See "Regulation of the Brazilian Electricity Sector." These initial contracts, the terms of which are mandated by federal law, set forth ENERSUL's obligations to purchase specified amounts of electricity generated by TRACTEBEL.

     ENERSUL's generation capacity does not affect its commitment to purchase energy generated by ITAIPU. However, with respect to non-ITAIPU energy sold by TRACTEBEL, ENERSUL's commitment may be reduced by the amount that ENERSUL's generation capacity increases. Therefore, if, in any given year, ENERSUL were to increase its generation capacity in accordance with approvals received from ANEEL, required purchase amounts from TRACTEBEL would be reduced accordingly. ENERSUL also has the right to immediately and proportionately reduce purchases from TRACTEBEL if a large customer terminates its contract with ENERSUL.

Generation

     Currently, ENERSUL's electricity generation, transmission and distribution operations are vertically integrated into and directly operated by ENERSUL. However, pursuant to ENERSUL's concession contract and in accordance with certain changes in the regulatory framework of the Brazilian electricity sector, ENERSUL has created ENERSUL Geracao S.A., a wholly owned subsidiary of ENERSUL, to which it may transfer all of its generation assets.

     ENERSUL currently operates four hydroelectric power plants and three thermal plants in the State of Mato Grosso do Sul. The total installed capacity of the power plants is 43.9 MW. ENERSUL generated 129 GWh in 2002.

     The following table sets forth certain information concerning ENERSUL's power plants.

                                              Installed                 2002
Hydroelectric and Thermal Plants              Capcity                 Output
--------------------------------        ---------------         ----------------
                                              (MW)                    (GWh)
UHE Mimoso(1)........................         29.5                     116
UTE Corumba(2).......................          6.0                      --
UTE Coxim(2).........................          3.0                       2
UTE Porto Murtinho(2)................          3.7                      11
Others...............................          1.7                      --
                                        ---------------         ----------------
     Total...........................         43.9                     129
______________
(1)  Hydroelectric.
(2)  Thermal.

Competition

     We hold concessions to distribute electricity in 70 of the 77 municipalities in Espirito Santo and in 72 of the 77 municipalities in Mato Grosso do Sul. Within our concession area, we do not face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. As a result of recent legislation, other suppliers are now permitted to offer electricity to certain unregulated electricity customers that meet the regulatory requirements to qualify as "free consumers" at potentially lower prices than those we currently charge.

     We are required to permit the use of our facilities by other generation, distribution and transmission companies and free consumers for the transmission of electricity upon payment of a toll, known as a "wheeling charge," which is determined according to a method set by ANEEL. In addition, any consumer may develop self-generation capabilities, although we expect that only large consumers will consider such an investment. See "-- Regulation of the Brazilian Electricity Sector -- Legal and Regulatory Framework" for an explanation of the activities that may be conducted by self-generators.

     As a result, free consumers of electricity now have significant alternatives to purchasing power other than from us. Competition and self-generation may adversely affect the prices we can charge certain free consumers and reduce our revenues. ESCELSA currently has 16 customers that meet the criteria to be considered free customers, i.e., they have demand greater than 3MW and are supplied at a voltage level equal to or greater than 69kV, or they supplied at any voltage level and entered the market for electricity after July 1995. Free consumers are entitled to buy from IPPs or any electric energy services concession, permission and authorization holders. However, ESCELSA's twelve largest customers currently have supply contracts in place until 2006. Our customers meeting the criteria of free consumers represented approximately 44% of ESCELSA's total volume of electrical power sales during 2002, and approximately 27% of ESCELSA's total revenues during the year. By law, as of July 2003, ANEEL may decrease the demand and voltage levels that must be met by customers in order to be considered free customers.

     Although there can be no continued assurance in this regard, ENERSUL currently believes that competition will not have a material adverse effect on its results of operations and financial condition because ENERSUL currently has only three customers meeting the criteria for free customers and who, as a result, are entitled to purchase electricity from IPPs or any electric energy services concession, permission and authorization holders. Such customers represented approximately 5.9% of ENERSUL's total volume of electrical power sales during 2002, and approximately 2.4% of ENERSUL's total revenues during the year.

Raw Material

     ESCELSA uses water as its primary source to produce energy. ENERSUL owns and operates three thermoelectric plants, each of which consumes fuel oil. The cost for fuel oil consumption for the year ended December 31, 2002 was R$2.7 million, of which approximately R$2.4 million was reimbursed to us by the CCC account, which is an account created in 1973 to generate financial reserves to cover fossil fuel costs in thermal power plants in the event of a rainfall shortage requiring increased use of thermal plants.


Seasonality

     Our sales of energy are subject to variations depending on the seasons of the year, since consumers spend more on energy in some seasons than in others. Because these variations are systematic and already accounted for in our monthly plans of sales of energy, our results of operations are not affected by the seasonality.

Concessions

     A concessionaire has certain rights and obligations as a result of receiving a concession. Concessionaires for generation have the duty to produce and supply electric energy in accordance with their relevant bid and concession agreements. Concessionaires for transmission and distribution have the duty to provide transmission and distribution services from their own assets at applicable rates to whoever requests these services. We believe that we are in material compliance with our obligations under our concessions.

     In addition, concessionaires, among other things:

      o    may only charge tariffs that have been approved by ANEEL;

      o may not transfer, assign, pledge or sell properties and facilities used by the concessionaires to perform their duties under their concessions without the prior consent of ANEEL;

      o must operate their facilities in accordance with technical rules established by ANEEL;

      o may not cease providing electricity services that are the subject of their concessions other than for non-payment of invoices after the consumer has been given prior notice; and

      o must, at the end of the concession period, in the event of non-renewal of their concessions, allow all property and facilities used in connection with the concessions to revert to the Brazilian government against payment of book value of the assets to the concessionaires. See "-- Regulation of the Brazilian Electricity Sector" and note 1 to our financial statements included elsewhere in this annual report.

     Our existing distribution concessions were granted pursuant to our concession contracts. Pursuant to ESCELSA's concession contract, ESCELSA was granted the right to supply electricity in each of the applicable municipalities through the year 2025. ESCELSA also currently owns ten generation plants pursuant to concessions that were granted through the year 2025. Under ENERSUL's concession contract, ENERSUL was granted the right to supply electricity in each of the applicable municipalities through the year 2027 and to produce electricity through one hydroelectric generation plant for which a concession is not required due to its low total installed capacity. ENERSUL also currently owns one generation plant (Mimoso) pursuant to a concession that was granted through the year 2027. The concession contracts may be renewed at the discretion of the regulatory authorities.

     According to the terms of the concession contracts, and the Concessions Law, a concession contract may be terminated due to the occurrence of the following events: (1) forfeiture (i) if service is being rendered inadequately or deficiently, based on the rules, criteria, indices and parameters defining service quality, (ii) for failure to comply with the provisions of law, regulations or the terms of the concession contract, (iii) for failure to provide service, except in the event of an act of God or force majeure, (iv) if the concessionaire no longer has the economic, technical or operating conditions to maintain an adequate level of services, (v) for failure to timely comply with any penalties imposed in the event of any infractions, (vi) for failure to respond to notification by the authorities to regularize service rendering,
(vii) if the concessionaire is sentenced by final and unappealable decision for tax evasion, including social contribution, (2) the bankruptcy or liquidation of the concessionaire, (3) annulment due to illegalities found in the bidding procedures or in the award of the bid, (4) expropriation for reasons of public interest ("encampacao"), (5) rescission of the contract by the concessionaire in the case of non-compliance with the contractual provisions by the granting authority through a specific lawsuit filed for this purpose; and (6) expiration of the term of the contract. In the case of forfeiture, the concessionaire is entitled to notification, a right to cure and due process. In the event of an expropriation, forfeiture or the expiration of the term of the contract, we would be entitled to be paid the portion corresponding to the investments attached to revertible assets not yet amortized or depreciated which have been made for the sole purpose of assuring the continuity and improvement of our service, less contractual penalties and damages caused by the concessionaire in case of forfeiture. See "-- Regulation of the Brazilian Electricity Sector." We are also subject to penalties and fines imposed by ANEEL under certain circumstances. See "-- Regulation of the Brazilian Electricity Sector."

C.   Regulation of the Brazilian Electricity Sector

     General

     The Brazilian Federal Government is responsible for establishing public policy which governs the energy industry. It works in collaboration with a para-governmental body, knows as the National Council for Energetic Policy, ("CNPE"), which is composed of various Ministers from Ministries such as Mines and Energy, Finance, Environment, as well as several scientific scholars. Through its body, the Ministry of Mines and Energy, the Federal Government establishes policies to regulate the energy sector. ANEEL, an independent regulatory agency, is responsible for implementing the Federal Government's policies and directives and independently regulating electricity generation, transmission, distribution and trading activities, executing and managing the contracts involved in the provision of such services and regulating the tariffs to be charged, as well as tariffs' review and adjustment procedures. In addition, ANEEL is also responsible for: (i) implementing and regulating the exploration of electric energy and the use of hydroelectric power; (ii) coordinating the bidding process for the granting of new generation, transmission and distribution concessions, as well as the bidding process relating to the granting of concessions for the use of potential hydroelectric power; (iii) solving administrative disputes among utilities, IPP companies, self-producers and customers; (iv) determining the criteria that will establish the cost of the transmission of energy; (v) inspecting, either directly or in cooperation with state agencies, the electric energy services; (vi) establishing, together with the fossil fuels and natural gas agencies, the parameters for fixing the transport prices of such fuels; (vii) establishing limits, restrictions and conditions for the transfer and procurement of concessions, permissions and authorizations among electric energy sector agents in order to foster competition among such agents; (viii) establishing and fixing administrative penalties to be imposed to concessionaires, permissionaires and authorization holders; (ix) establishing universal goals to be periodically reached by concessionaires and permissionaires; and (x) inspecting, limiting or prohibiting, as the case may be, transactions entered into by and among concessionaires, permissionaires and authorization holders and those entered into by and among such agents and their holding and controlled companies.

     Legal and Regulatory Framework

     In 1995, the Brazilian government began to enact legislation aimed at stimulating the energy sector and increasing competition. At this time, a new framework was created for granting concessions, particularly within the power sector.

     A landmark law affecting structural changes in the Brazilian electricity sector was enacted on February 13, 1995. The law regulated how concessions and permissions would be granted for public services and how tariffs would be determined. Under the new structure, the model used is referred to as performance-based regulation whereby (i) there are periodic settings of tariffs based on cost-of-service principles (through periodic tariff reviews); (ii) once such tariffs are set, they remain unchanged for a determined period of time during which they are adjusted yearly for inflation (Parcel B costs) plus changes in non-controlled costs (Parcel A costs); and (iii) there are profit incentives to increase operating efficiency by the utility companies, which in turn, will share the efficiency gains with customers (X factor). See "-- Tariffs and Sectorial Charges."

     Another law passed in July 1995, introduced stark changes in the Brazilian power industry, including: (i) the creation of the Independent Power Producer
(IPP) which, although a generating agent, is subject to the private and competitive system (in contrast to the public service system applicable to the other agents of the power sector), and could operate based solely on the authorization of the Federal Government, a process much simpler than that required for concession; (ii) the gradual release of consumers, the so-called free-consumers, to purchase power from IPPs and, from any concessionaire, permissionaire or authorization holder; (iii) the authorization to organize consortia for power generation; (iv) the authorization for the Federal Government to unbundle power companies through corporate reorganization; and (v) the authorization for the Federal and State Governments to privatize concurrently with the awarding of new public service concessions or extensions of existing concessions.

     ANEEL was created in 1996 to set up additional rules governing tariff policies such as the Brazilian performance-based regulation model and tariff adjustments and reviews.

     The concept of IPPs was introduced to foster private investment in the electricity sector. An IPP is a legal entity or consortium holding a concession or authorization for power generation for sale to (i) public electric energy providers; (ii) certain large industrial and commercial consumers; (iii) consumers who have not been supplied by the local distribution concessionaire for more than 180 days; (iv) certain other consumers upon previous agreement with the local distribution concessionaire; (v) the so-called free consumers. In addition to the authorization for power generation, IPPs that operate hydro assets also need to seek a concession for the use of a public good, since hydro resources are deemed to be public goods under Brazilian law and, as such, unlike the thermal plants, cannot be given as collateral in financial transactions. Self-generators may, upon ANEEL's prior approval (i) give or exchange energy with other self-generators within a consortium; (ii) sell excess energy to the local distribution concessionaire; and (iii) exchange energy with the local distribution concessionaire to allow for consumption by industrial plants of the self-generators located in another area of generation.

     The primary objective of the reform was to allow the Brazilian government to focus on its roles as policy-maker and regulator, while allowing the private sector to assume the responsibility of operating and investing in the power sector. On May 27, 1998, the legal foundation for the current competitive trading model was formed, which included the creation of a wholesale energy market, or MAE, that replaced the system of regulated generation prices and tolling supply contracts. The 1998 legislation also created a new entity called the ONS, which is responsible for coordinating and controlling the electricity generation and transmission in the interconnected systems. One of ONS' main goals is to guarantee all participants of the electricity sector equal access to the Brazilian transmission network on a non-discriminatory basis.

     Originally, MAE was created as a self-regulatory body. However, in 2001, MAE was restructured and became a private legal entity (i) subject to ANEEL's authorization, regulation and supervision; (ii) responsible for the operation of the wholesale energy market; and (ii) responsible for ensuring that purchases of energy in the spot market are settled and cleared in an efficient manner.

     MAE's participants are subject to rules contained in MAE's charter and to applicable ANEEL regulations, including ANEEL's Resolution No. 290, dated August 3, 2000, that sets forth its rules, which are expected to be fully implemented by January 1, 2006. Mandatory participants of MAE include: (i) generation companies having installed generation capacity of 50 MW or more; (ii) energy retailers, including distribution companies, having sold 300 GWh or more during the prior year; and (iii) importers or exporters of energy having an available capacity of 50 MW or more. In addition, certain other entities that operate in a smaller scale have the option to participate in MAE. Free consumers are also allowed to participate in MAE, as customers. Both ESCELSA and ENERSUL are considered mandatory participants in MAE. Disputes arising among MAE's participants are settled through arbitration within the arbitration chamber of MAE.

     Power trades under MAE are strictly financial transactions, while ONS is entrusted with the actual delivery of power, based upon rules that optimize the system's production. The contracts executed under MAE can be of two types: (i) short-term power purchase and sale agreements (spot market), which are dependent on power availability in the electrical system; and (ii) long-term power purchase and sale agreements, which comprise the largest amount of distributors' and traders' aggregate load. Long-term power purchase and sale agreements prevent distributors and traders from being fully exposed to price volatility, as is the case under the spot market. Contracts with terms longer than two years are considered long-term.

     Energy supply contracts, which must be based on MAE's standard form agreement, must be registered with MAE. Distributors and energy retailers must prove, through registration, their compliance with the requirement that 95% of their contractual obligations to final customers are covered by long-term energy supply contracts. Registration of energy contracts with the MAE is also designed to ensure that generation companies do not commit to supplying more than their maximum available capacity as set by ANEEL.

     Participants of the MAE are subject to penalties in case of non-compliance with their obligation undertaken with the MAE as well as to the enforcement of financial guarantees, which must be posted in order to assure the payment of debts assumed under such transactions.

     ANEEL has passed guidelines for the computation of the spot price for energy in the MAE. The spot price is determined by market conditions and by certain public policy and operational considerations, including the most efficient use of resources, transmission restrictions, energy deficit costs, projected energy requirements and international energy resources provided by international suppliers. Prevailing spot prices vary in each of the four sub-markets within the wholesale energy market. Sub-markets take into account restrictions in transmission capacity. Given the improvements made on the transmission lines during the years 2001 and 2002, which facilitates the transportation of energy, the federal government determined that the number of sub-markets should be reduced from four to two. Presently, however, a preliminary injunction granted in a class action against such measure prevents both ANEEL and the Federal Government from passing regulation to enact this reduction.

     In order to assure that power purchases and sale operations under the MAE would continue in a stable and sustainable manner, the opening of the wholesale market is occurring gradually. During the transition period in which the existing generation and distribution agents execute long-term power purchase and sale agreements called Initial Contracts, the purchase and sale of electric energy is contracted separately from the access to the transmission and distribution grids. Like existing agreements, the Initial Contracts are primarily "take or pay" commitments that guarantee stable energy prices for distribution companies and a steady stream of income for generation companies.

     Beginning in 2003, the quantities specified under the Initial Contracts are expected to be reduced at a rate of 25% a year until all power purchases and sales are fully released, by the end of 2006. As the energy and capacity volumes covered by the Initial Contracts are reduced, private generation and distribution companies, subject to certain restrictions described below, may negotiate with any other market participant for the newly released energy at market prices.

     Since the Rationing Program in 2001, the Federal Government has been studying alternatives for the energy sector aimed at fostering the system's expansion, through private and public investments. Some of the proposals presented by the Committee for Revitalization of the Power Sector have been consolidated in legislation which is summarized below.

     Power purchase restrictions: In 2002, two laws imposed a series of restrictions on the manner by which power not sold through Initial Contracts may be sold and bought by state-owned generation companies and by distribution companies. Generation companies under the Federal Government control shall negotiate at least 50% of their total energy traded, including the reduced portion of the Initial Contracts, in public auctions. Public services generation concessionaires under the control of the State shall negotiate the energy they trade, in a public, transparent and equal fashion, through the auctions. ANEEL is authorized to intervene in such auctions promoted by federal or state owned generation companies in order to prevent abusive practices among auction participants that may affect energy prices, including the fixing of minimum prices. In addition, generation companies under the control of the federal government may amend their Initial Contracts to avoid the 25% yearly reductions that are supposed to take place starting in 2003 (according to regulations enacted recently, December 31, 2004 is the mandatory final term for such amendments). As of January 1, 2003, distribution companies are also obliged to purchase energy through its own auctions or through auctions promoted by federal or state owned generation companies. The rules concerning the obligation to purchase power from public auctions do not exclude the basic right of distribution companies to purchase power from affiliated or controlled companies, but such rules are subject to self-dealing limits established by ANEEL. Pursuant to such rules, distribution companies which participate in the interconnected system, such as ESCELSA and ENERSUL, cannot purchase more than 30% of the energy sold to their captive consumers from their affiliated or controlled companies.

     Creation of PROINFA, CDE and Incentives for Alternative Sources of Electric
Energy: In 2002 new policies were created for alternative power sources. PROINFA (Program for Incentive of Alternative Sources of Electric Energy) was created to attempt to increase the participation of electric energy generated from eolic, biomass and small hydro plants (plants with a determined specification of reservoir, that has an installed capacity of less than 30MW). The benefits granted to PROINFA's participants are: (i) assured purchase offer from ELETROBRAS of a portion of the generated energy; and (ii) the right to a monthly credit from funds of the CDE -- Account for Energetic Development. However, this program has yet to be implemented.

     CDE is a sectorial fund aimed at encouraging the universal access to energy, as well as promoting all alternative sources of energy development, including PROFINA and power generation from eolic, biomass, small hydro plants, natural gas and national mineral coal sources. CDE also assists in funding distribution companies in reaching their universal goals described below. CDE is funded by: (i) annual payments of UBP (fee for the use of the public good) made by hydro generators, (ii) penalty fees imposed and charged by ANEEL from concessionaires, permissionaires and authorization holders, and (iii) quotas that shall be paid by all agents which supply energy to final consumers, including distribution companies.

     Apart from benefiting from the funds of CDE, the projects falling under PROINFA's requirements as well as all other projects which power is generated from eolic, biomass, solar and small hydro plants sources are entitled to a discount, not less than 50%, on the transportation tariffs, and to the right to trade energy with consumers not yet considered free consumers as per the current laws.

     Universal goals: ANEEL has established universal goals to be periodically reached by concessionaires and permissionaires. Such goals consist of distribution concessionaires or permissionaires servicing currently unacessible areas without any burden/costs to the consumers. ANEEL's Resolution, dated April 29, 2003 requires that the distribution concessionaires and permissionaires present, periodically, as of April 1, 2004, plans by which they intend to achieve universal access to energy by all consumers through capital expenditures without any burden/costs to the consumers. Such plans have to be approved by ANEEL. The concessionaires which fail to comply with the goals set forth in their approved plans shall be subject to a penalty of a tariff reduction until such time that they comply with the goals set forth in their plan. A portion of the funds of the CDE, especially those arising out of the penalty fees imposed and charged by ANEEL, will be used for universal development.

     Increase of the number of low income residential consumers: currently, consumers supplied under the single voltage circuit, with monthly consumption lower than 80kWh/month or which vary from 80 to 220 kWh/month, to the extent not excluded from this category for reasons described in relevant ANEEL Resolutions, are considered low income residential consumers. This new definition significantly increased the quantity of consumers under this category, thereby increasing the number of consumers entitled to a lower social tariff than the one applicable to other residential consumers. This measure may cause distribution companies to suffer income losses in the event that they are not fully reimbursed by government subsidies in the form of: (1) funds from the RGR (Global Reversion Fund) or (2) Low Income Subvention, funds derived from dividends due by ELECTROBRAS (a state-owned holding company which has a controlling stake in non-privatized generation and distribution companies and is also responsible for providing funding for the sector) to the Federal Government in connection with power sales in public auctions.

     Tariff Restructuring: The major captive consumers under Group A tariff class (those supplied with voltage equal or higher to 2.3 kV, or alternatively, lower then 2.3 kV in case of underground distribution systems) shall replace their actual supply contracts which encompass the costs of the purchase of power and transportation with separate agreements for each of such items. The supply tariffs to be paid by such consumers, as of the date of the ordinary tariff review of the distribution companies, will incorporate the growing portions of the costs of the power available for sale in the market, plus the commercial costs, sectorial charges, taxes and decreasing portions of tariffs calculated in accordance with the current tariff structure of the distribution concessionaires and permissionaires, net the transportation charges. Such measure aims primarily to eliminate the cross subsidies inherent in the old tariff scheme, by which residential consumers helped to subsidize the cost of power consumed by industrial consumers. Under the restructured tariffs, each class of consumer will pay only for its own relevant costs.

     Tariffs and Sectorial Charges

     The model currently used to set tariffs is the performance-based regulation. Under such system, once the tariff cap is established for a determined period, the companies are incentivized to reduce costs and thereby increase profits, which will be divided between the company and the consumer, through a mechanism known as the X Factor. The tariffs of ESCELSA and ENERSUL were originally set in contracts arising out of privatization and are subject to rules regarding tariff adjustments and tariff reviews set forth in the applicable laws and their relevant concession contracts.

     Pursuant to the distribution concession agreements, the supply tariffs are composed by two parcels, Parcel A and Parcel B.

     Parcel A is composed of the following costs and charges: (i) cost of the energy purchased for sale, including the one from ITAIPU; (ii) RGR (Global Reversion Fund); (iii) quotas of Fuel Consumption Account (CCC); (iv) amounts related to the inspection fee charged by ANEEL; (iv) costs for the exploration of hydro resources for generation purposes, when applicable; (v) connection and use of transmission and distribution systems charges; (vi) charges for system services -- ESS; and (vii) quotas of the Energetic Development Account -- CDE. Such costs and charges are briefly summarized below:

          o The costs of energy purchased for sale are fully passed through to the consumer's tariffs when the power is purchased from ITAIPU or through Initial Contracts. All other power purchases are limited by the so-called Normative Values, which are currently regulated by the relevant ANEEL Resolution. The Normative Values used to vary according to the source of the power purchased. Since 2002, ANEEL set forth that all agreements presented for registration thereafter would be subject to a Sole Normative Value, which is based on the cost of hydro generated power. Another resolution followed which grandfathered in certain thermoelectric projects and including them in the Thermal Power Priority Program (Programa Prioritario de Termelectricidade --
               PPT) despite the fact that they had not presented their relevant Power Purchase Agreement, ("PPAs") to ANEEL before the issuance of the relevant Resolution in 2002. These exceptions were permitted because such projects were determined to be in an advanced stage of implementation according to a test set forth under such resolution. Accordingly, with respect to the projects that succeeded in qualifying under the grandfather test, the distribution companies are allowed to pass through differentiated costs of purchase of energy to the consumers, limited by the Normative Values established by ANEEL. A Presidential Decree provided that as of 2004, ANEEL may review the Normative Value as a result of the prices of energy purchase of the auctions promoted by the distribution companies. Last April, ANEEL issued two Technical Notes setting forth new criteria for determining the Normative Values based on the average price reached in auction sales promoted by generation companies controlled by the Federal Government (substantially lower than the Normative Values previously set). Further, such Technical Notes set forth additional restrictions on the power purchase prices related to PPAs entered into between affiliated companies. Such Technical Notes encountered great criticism, since they purport to apply to PPAs that had already been submitted to ANEEL but had not been approved yet at the time such

               Technical Notes were issued, whereas Normative Value regulations clearly set forth that, by submitting the PPA to ANEEL, the parties were guaranteed the application of the Normative Value criteria in place at the time of presentation of the PPA to ANEEL, regardless of the date of approval thereof. In spite of such controversial retroactive effect, ANEEL has been applying the rules set forth in such Technical Notes.

          o The Global Reversion Fund -- RGR: The RGR is a fund controlled by ELETROBRAS designed to provide funds for compensation to concessionaires upon the term of their concession. RGR funds are also designed to finance projects in the electricity sector and other purposes established by applicable law, such as the Low Income Subvention. Electric companies are required to contribute to the RGR fund each month at an annual rate of 2.5% over the concessionaire's investment.

          o Fuel Consumption Account -- CCC: CCC is a fund created to subsidize power production financing by thermal plants in Brazil among electric sector agents (provided that coal-fired plants are only entitled to its benefits when they use domestic coal). The value of each quota, payable monthly by all sector's agents which buy, sell, distribute or transmit energy to final consumers, including distribution companies, is determined by the sharing of the consumption cost of fuels for power generation, excluding any state or municipal taxes levied thereon.

          o Inspection fee charged by ANEEL: The inspection fee shall be paid annually to ANEEL and corresponds to 0.5% of the economic benefit ascertained by the concessionaire, calculated by a specific formula which takes into account the following items: (i) annual invoiced energy by the distribution companies, expressed in MWh; and (ii) annual average capacity factor of the distribution installations, ascertained in accordance with ANEEL's criteria.

          o Costs for Use of Hydraulic Resources: The cost for use of hydraulic resources corresponds to 6.75% of the value of the energy produced, calculated in accordance with the prices of the sale of energy allocated to the distribution concessionaires, excluding the sectorial charges linked to generation activities, taxes, and compulsory loans, as well as costs incurred in the transmission of electric energy.

          o Charges for connection and the use of transmission and distribution systems: Transportation charges are divided into two categories: connection charges and charges for system use. The connection charges compensate for the assets used by the agents for their connection to the transmission or distribution systems. Payment of the connection charge and the charge for the system use is made directly to the owner of the accessed assets. Transmission and distribution systems charges compensate for the use of all network and services rendered by the agents and are required for the maintenance of such systems. Under the distribution system, the system use charge is paid directly to the distribution company accessed. Under the transmission system, payment is made to ONS, which is responsible for managing the transmission assets of the interconnected system. ONS retains only a portion of the payment, since the remainder of it is directed to the transmission concessionaires, owners of the transmission assets, which is managed by ONS. ANEEL regulates the amount, as well as the calculation of the charges for the transmission and distribution systems.

          o Charges for System Services -- ESS: ESS primarily consists of an amount of R$/MWh designed to recuperate the costs incurred in maintenance of the reliability and stability of the inter-connected system, since such costs are not computed in MAE's prices. Such charge is paid by all MAE's participants in the consumption category proportionally, thus it is also paid by the distribution companies.

          o Quotas of the Energetic Development Account -- CDE: CDE is a fund whose main objectives are to promote universal electric energy services and the development of all forms of energy, including eolic, biomass, small hydro plants, natural gas and national mineral coal sources. CDE is funded by: (i) annual payments of UBP (fee for the use of the public good) made by hydro generators, (ii) penalty fees imposed and charged by ANEEL from concessionaires, permissionaires and authorization holders, and (iii) quotas that shall be paid by all agents which supply energy to final consumers, including distribution companies.

     Parcel B, comprises the difference between (i) the total revenues of the concessionaires; and (ii) the value of Parcel A, net of the ICMS.

     The distribution concession contracts provide for three types of protection of the concessionaire's payment through tariff: (i) annual tariff adjustment;
(ii) extraordinary tariff review; and (iii) periodic tariff review.

     The Tariff Adjustment takes place every 12 months except in those years in which periodic tariff review takes place. During the tariff adjustment process, the tariffs charged by the concessionaires are merely updated as to (i) pass through the current costs of the components of Parcel A; (ii) preserve Parcel B against inflation by indexing it to the IGPM; and (iii) promote the tariff affordability principle by using the so-called X Factor, whose purpose is to share with consumers prospective efficiency gains of the concessionaire.

     The Extraordinary Tariff Review may take place at any time, through formal request submitted by the concessionaire to ANEEL, when the following events occur: (i) significant changes in the costs of the concessionaires that they do not control; (ii) creation, termination or change of any tax, excluding income tax, or legal charges, especially those comprised in Parcel A of its revenues; and (iii) unilateral modification to the concession agreement.

     According to ANEEL's interpretation of such mechanism, in order to obtain such approval, the concessionaire has to prove that its balance sheet was disrupted as a result of an extraordinary event and, therefore, the concession agreement needs to be readjusted. ANEEL's requirement become very burdensome, even for the most common cases for extraordinary tariff review, such as cost increases related to Parcel A components.

     So as to overcome such problem, the Ministry of Economy and Mines and Energy created a tracking account named the Compensation Account for the Variation of the Amounts of Items of Parcel A -- CVA. In accordance with the system of the CVA, the positive or negative variations of certain costs encompassed in Parcel A of the distribution concessionaire revenues which occur after its annual tariff adjustment shall be computed in a tracking account. In the following annual tariff adjustment, the outstanding amount of the CVA, added by interest accrued at the SELIC rate, would be offset from the distribution tariff along the next 12 months subsequent to the adjustment (the portion of the CVA not immediately offset also accrue interest at the SELIC rate). The costs of Parcel A subject to the CVA system are: (i) ITAIPU capacity pass-through tariff;
(ii) ITAIPU transportation tariff; (iii) CCC; (iv) use of the transmission system charges; (v) costs for the exploration of hydro resources; (vi) ESS; and
(vii) CDE. Notwithstanding the aforementioned system, on April 7, 2003, the Ministries of Finance and of Mines and Energy issued a joint ordinance postponing tracking account tariff increases for a 1-year period with the intention of avoiding an additional impact on tariffs in the 4-7% range. According to this joint ordinance, the passing through of the amount accumulated on the tracking account to tariffs, previously scheduled to occur from April 8, 2003 to April 7, 2004, will be postponed for one year. This amount, added by the amount to be accumulated in the twelve following months, shall be recovered over a 24-month period rather than the usual 12-month period.

     The periodic tariff review takes place normally in intervals that vary between 3 years (ESCELSA's case) and 5 years (ENERSUL's case). During such process, ANEEL resets the value of the tariffs charged by the concessionaire, taking into consideration the changes of the costs structure and market of the concessionaire, the levels of tariffs observed in similar companies within the domestic and international markets as well as efficiency and tariff affordability incentives. The Periodic Tariff Review has two stages, the first of which is named "Tariff Resetting," which is a comparison between the "Assessed Revenue" and the "Required Revenue" of the concessionaire. The "Assessed Revenue" is the revenue actually obtained by the concessionaire and the Required Revenue is the revenue considered necessary, according to a methodology set forth by ANEEL, for the adequate rendering of the distribution service. By comparing both of them, if the Assessed Revenue is higher than the Required Revenue, the distribution tariff of the concessionaire will be reduced; otherwise, it will be increased. The tariff re-setting index is applied on the very year of the periodic tariff review in lieu of the annual tariff adjustment. The second stage of the periodic tariff review is the calculation of the X Factor. The X Factor is the result of the assessment by the regulator and the utility company of what should be the appropriate sharing of estimated cost reductions that the concessionaire expects to achieve by increasing its operations until the next tariff periodic review. Such X Factor is applied to reduce the IGP-M in the annual tariff adjustments following the tariff periodic review.

     Since ESCELSA's and ENERSUL's privatizations occurred in July 1995 and November 1997, respectively, rates of ESCELSA and ENERSUL have been set pursuant to their concession contracts and the rules in connection therewith. ESCELSA has already been subject to two tariff periodic reviews, and ENERSUL was subject to only one, which took place in 2003 and against which results ENERSUL submitted an administrative appeal to the Directors of ANEEL. See "ESCELSA -- Customers, Analysis of Demand and Tariffs -- Tariffs" and "ENERSUL -- Customers, Analysis of Demand and Tariffs -- Tariffs."

D.   Organizational Structure

     As of December 31, 2002, ESCELSA had (i) a 100% stake in Magistra Participacoes S.A., which is the controlling shareholder of ENERSUL, (ii) a 97.4% stake in TV a Cabo Vitoria S.A. -- TVIX, a pay TV company, and (iii) a 100% stake in ESCELSA Participacoes S.A. -- ESCELSAPAR, which is an Internet and other information technology service provider. All such companies are organized under the laws of Brazil.

E.   Property, Plant and Equipment

     Our principal properties consist of hydroelectric generation plants, transmission lines, substations and distribution networks, all of which are located in the States of Espirito Santo and Mato Grosso do Sul. The net book value of our total plant, property and equipment at December 31, 2002 was approximately R$2.0 billion. At December 31, 2002, we had concessions for 11 hydroelectric generation plants, 10,196 km of transmission and subtransmission lines, 4,297 MVA transformer capacity and 71,948 km of distribution lines. Apart from the distribution and transmission network, no single property produces more than 10% of our total revenues. We have rights of way for our transmission and distribution lines. These rights of way are our assets and do not revert to the landowner upon expiration of the concession.

     We own 127 administrative properties, including the building housing our headquarters, and 24 warehouses. There are encumbrances on certain of our properties in connection with labor lawsuits; however, such encumbrances are not material to our ability to conduct our business. Pursuant to Brazilian law, certain other properties and facilities used by us to perform our duties under the concession contracts cannot be transferred, assigned, pledged, sold or encumbered by us or a creditor of ours without prior approval from ANEEL.

     We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$114.8 million in the expansion and modernization of our distribution lines in 2003, a portion of which may be financed by BNDES and Banco do Brasil - FCO.

Environment and Resettlement

     Our distribution, transmission and generation activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. The expansion of our distribution, transmission and generation activities, the procedure for constructing generation plants and the installation of new distribution and transmission lines or substations, requires compliance with a number of environmental safeguards in accordance with the Brazilian constitution and related federal legislation. First, environmental impact studies are prepared by outside experts who make recommendations as to how to minimize the impact of such construction on the environment, except in the case of the installation of transmission lines that will operate at a voltage level under 230 kV, and certain other projects, which only require authorization from the Brazilian environmental regulatory agency, known as IBAMA. The environmental impact study or IBAMA authorization, as the case may be, must then be submitted to federal and state government authorities for analysis and approval. Once approved, the project goes through a three-stage licensing process, which includes a license to (i) begin construction, (ii) complete the project, and (iii) operate the hydroelectric plant, transmission lines or substations.

     In addition, we are mandated by law to devote 0.5% of the total cost of any investment in new hydroelectric plants to environmental preservation, through the creation of environmental preservation areas. We also implement programs to encourage conservation of electricity in order to minimize the environmental impact of our ongoing operations. We are not aware of any costs or liabilities relating to environmental matters which would have a material adverse effect on our financial condition or results of operations.

     Although the Brazilian government grants concessions to construct hydroelectric plants, it does not grant title to the land underlying the projects. Areas required for the operation of hydroelectric projects are expropriated by the Brazilian government pursuant to empowering legislation. The entities awarded concessions to construct such plants negotiate with the communities regarding their relocation to other areas and with individual owners occupying the land to be affected regarding the compensation to be paid to such individual owners. If the concessionaire and landowners cannot agree on a price for the land or right of way, a court-appointed expert will determine the fair market value.

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

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

     We had net operating revenues of R$1,299.1 million, R$1,385.5 million and R$1,058.6 million in 2002, 2001 and 2000, respectively and a net loss of R$538.9 million, a net loss of R$60.1 million and net income of R$52.6 million in 2002, 2001 and 2000, respectively.

Discussion of Critical Accounting Policies

     In connection with the preparation of the financial statements included elsewhere in this annual report, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operations often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. Note 3 to our financial statements includes a summary of the significant accounting policies and methods used in the preparation of our financial statements. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of the more significant accounting policies and methods used by us.

     General

     The following discussion should be read in conjunction with our financial statements included elsewhere in this annual report. Our financial statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 29 to our financial statements describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders' equity. See "Item 3. Key Information -- Selected Financial Data."

     Revenue Recognition

     We recognize our revenues on an accrual basis, i.e., when persuasive evidence of an arrangement exists, delivery of goods has occurred or services have been rendered, our price to the buyer has been fixed or is determinable, and collectibility is reasonably assured, regardless of when the cash is received.

     Billing for residential, industrial and commercial customers is performed monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month in which the service was provided. Revenues from electricity sales to final consumers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which have not been significant, are recognized in the following month. Value added tax, or VAT, which is a state tax due on sales to final consumers, is billed to consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as a deduction from gross revenue in a separate line in the statement of income to disclose our net operating revenues.

     Property, Plant and Equipment

     Property, plant and equipment are stated at their acquisition or construction cost, monetarily restated under the constant currency method through December 31, 2000. Beginning on January 1, 1998, we adopted the depreciation rates established by ANEEL in Resolutions No. 2/97 and 44/99, using an average rate of 4.5% and 4.6% for ESCELSA and ENERSUL, respectively. Depreciation is computed on the straight-line method at the following annual rates: (i) generation: general equipment 10.0%, water intake equipment 3.7%, water intake structure 4.0%, reservoirs, dams and piping 2.0% and turbine 2.5%;
(ii) transmission: system controller 2.5%, general equipment 10.0%, system structure 2.5% and switches 4.3%; (iii) distribution: capacitors 6.7%, distribution key 6.7%, system controller 5.0%, system structure 5.0%, tension regulator 4.8% and transformer 4.0%; (iv) commercialization 4.0%; and (v) central management: machines and equipment 10.0%, buildings and improvements 4.0% and vehicles 20.0%. Interest charges, monetary variations (calculated in reais) and exchange differences (calculated in dollars) accrued on loans and financing relating to construction work in progress are capitalized. Interest on the shareholders' equity portion of the financing of electric energy-related construction work in progress is also capitalized at the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate, or TJLP. The corresponding amount is credited directly to a capital reserve. During 2000, we did not capitalize interest on shareholders' equity. When assets are placed in service, such charges are depreciated at the rates applicable to each related class of assets.

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

     Accrual for Contingencies

     We are currently involved in certain legal proceedings. As discussed in
Note 20 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

     Allowance for Doubtful Accounts

     We record an allowance for doubtful accounts in accordance with General Instruction no. 6.3.2 of the Accounting Standards for Public Electric Utilities, reflecting a conservative position in comparison with ESCELSA's historical average losses.

     The allowance for doubtful accounts is estimated on the basis of 100% of reserve on amounts past due over (i) 90 days for residential customers; (ii) 180 days for commercial customers; and (iii) 360 days for other customers. We continuously monitor collections and payments from customers and review and refine the estimation process.

     Regulatory Assets

     Low levels of investment and below average rainfall in 2000 and early 2001, as well as growth in demand for energy, resulted in abnormally low water levels of critical hydroelectric capacity in Brazil's southeast, central west and northeast regions. In May 2001, the Brazilian federal government announced several measures in response to these conditions. These measures included:

          o the creation of the Camara de Gestao da Crise de Energia Eletrica (Energy Crisis Committee, or CGE), which required certain electricity distributors, including us, to suspend the distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%;

          o the reduction of the federal government's electricity consumption by 35%, beginning July 1, 2001;

          o power rationing measures imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil, beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by one-fifth of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period; and

          o the payment of bonuses to residential consumers whose energy consumption was lower than the requisite target and power cuts and surcharges imposed on consumers whose energy consumption exceeded the requisite target.

The power rationing measures ceased on March 1, 2002 in the concession areas of ENERSUL and ESCELSA.

     On October 17, 2001, the Brazilian federal government established that electric utility companies, including us, would be reimbursed for expenses associated with the payment of bonuses to consumers and other costs related to the Rationing Program that exceeded the surcharges. A law enacted in April 2002 provided that electric power distribution companies in Brazil, such as us, would be compensated for revenue losses caused by the reduction in amounts of energy sold due to the Rationing Program. Compensation is to be made by means of an increase in the energy rate applicable to future power sales (2.9% for residential, rural and public lighting, except for low income customers, and 7.9% for all other customer segments), up to the maximum compensation term to be set by ANEEL and provided that the nationwide weighted average of such term for all distribution companies does not exceed 72 months. However, in order to have these rights assured, the distribution concessionaire is required to adhere to the so called Electric Energy Sector Agreement, which contains a number of actions to be taken by each concessionaire, including but not limited to waivers of certain rights that they are entitled to pursuant to applicable law including, inter alia, requests, either in the administrative or judicial spheres, future or ongoing, for (i) compensation in relation to Parcel A costs amounts accrued from the date of execution of the concession contract to October 26, 2001; (ii) extraordinary tariff reviews from the execution date of the concession contract to December 31, 2001; and (iii) the recovery of revenues of any nature associated with the Rationing Program; as well as execution of agreements to settle disputes with electricity generators regarding energy supply during the Rationing Program and amendments to the initial contracts. We have adhered to the Electric Energy Sector Agreement.

     The law further provides for the Brazilian Economic and Social Development Bank, or BNDES, to lend the distribution companies an amount equivalent to up to 90% of their lost revenues so that they will be able to maintain their account balances as if no Rationing Program had taken place. BNDES extended a credit line of R$267 million to ESCELSA to finance 90% of the recovery of losses due to the Rationing Program and Parcel A costs. The loan provides for repayment in 70 monthly payments in the case of ESCELSA, and 80 monthly payments in the case of ENERSUL, and accrues interest of 1% per annum over the SELIC rate. See note 17 to our financial statements included elsewhere in this annual report.

     The law enacted in April 2002 also provided for compensation for increases in Parcel A costs from January 1, 2001 to October 26, 2001, the date on which the CVA tracking account system was set up. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and sectorial charges. Parcel A costs incurred previous to January 1, 2001 are not recoverable. As a result, we have not recognized any regulatory asset for Parcel A costs incurred prior to 2001. See "--Regulation of the Brazilian Electricity Sector -- Tariffs and Sectorial Charges" and note 6 to our financial statements included elsewhere in this annual report.

     As a result of the actions taken by the federal government and ANEEL in 2001, we are subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" because the rate-setting structure in Brazil is now designed to provide for the recovery of our allowable costs incurred as a result of the Rationing Program. Accordingly, we capitalize incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when we collect the related costs through billings to customers. ANEEL performs a rate adjustment on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. ESCELSA and ENERSUL recorded deferred regulatory assets of R$431.1 million at December 31, 2002 that we expect to pass through to our customers in accordance with and subject to regulatory provisions. The regulatory assets include R$209.6 million and R$123.8 million at December 31, 2002, for each of ESCELSA and ENERSUL, respectively, for recovery of lost revenues due to rationing and Parcel A costs incurred during the Rationing Program. In addition, at December 31, 2002, we recorded deferred regulatory assets for the cost of energy traded on the spot market, which is energy not traded pursuant to contracts, or "free energy", during the Rationing Program in the amount of R$97.7 million.

Recently Issued U.S. GAAP Pronouncements

     SFAS No. 141 - Business Combinations

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criteria or the separability criteria. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of those criteria. In addition to the disclosure requirements prescribed in Opinion No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not result in any impact to our financial statements.

     SFAS No. 142 - Goodwill and Other Intangible Assets

     In June 2001, FASB issue SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for long-lived Assets to Be Disposed Of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. As a result of the adoption of SFAS No. 142 on January 1, 2002, the Company recorded an impairment charge in the amount of R$409,593.

     SFAS No. 143 - Accounting for Asset Retirement Obligations

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, management believes that the implementation of this statement will not result in any impact to our financial statements.

     SFAS No. 144 - Accounting for the Impairment or Disposal of Long-Lived
     Assets

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets" supersedes Statement of Financial Accounting Standards No. 121 (SFAS No.
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" but retains SFAS No. 121 fundamental provisions for
(a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30)," Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. The adoption of SFAS No. 144 on January 1, 2002, did not result in any impact to our financial statements.

     SFAS No. 145 - Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations and financial position. However, we do not believe that the adoption of SFAS No. 145 will have a material impact on our financial statements.

     SFAS No. 146 - Accounting for Costs Associated with Exit or Disposal Activities

     In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities that are initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of adopting these new rules until and unless it undertakes relevant activities in future periods.

     SFAS No. 149 - Amendment of Statement 133 on Derivative Instruments and Hedging Activities

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No 133, accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No.
133. In addition, SFAS No.149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. We do not believe that the adoption of SFAS No. 149 will have a material impact on our financial statements.

     SFAS No. 150 - Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of SFAS 150 on our consolidated financial statements.

     FIN No. 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, our management believes that the implementation of this statement will not result in any impact to our financial statements.

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

     Rapid changes in Brazilian political and economic conditions that have already occurred and that might continue will require continued emphasis on assessing the risks associated with our activities and adjusting our business and operating strategy. Future developments in Brazilian government policies, including changes in the current policy and incentives adopted for financing the export of Brazilian goods, or in the Brazilian economy, over which we have no control, may materially adversely affect our business. See "Item 3D. Risk Factors-- Risks Relating to Brazil."

     Brazilian economic conditions may be affected negatively by events elsewhere, especially in emerging markets. In 2002, the Brazilian economy was negatively affected by various factors, including uncertainties relating to Brazil's own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown. These factors contributed to an increased level of volatility in the Brazilian capital markets, a lack of confidence from market participants, a reduction in the availability of credit and constraints on the ability of Brazilian companies to raise capital. Our ability to raise capital when needed may be affected due to such factors. See "Item 3D. Risk Factors -- Risks Relating to Brazil."

     The Brazilian government has proposed a broad tax reform in Brazil, mainly designed to reduce the public deficit through an increase in tax collection and to consolidate the regulations of the state VAT-like tax (Imposto sobre Circulacao de Mercadorias e Servicos, or ICMS), in this case aiming at uniform tax treatment in all 27 Brazilian states. The final tax reform bill has been submitted to the Brazilian Congress. Besides the consolidation of the ICMS tax reform rules (which will prevent any state from enacting local tax exemptions and similar incentives), the reform proposal establishes, among other provisions, that the Contribuicao Provisoria sobre Movimentacao Financeira-CPMF, a provisional levy on checking account transactions, will be replaced by a permanent federal tax on financial transfers. We may have a higher tax burden if the tax reform bill is approved and implemented. See "Item 3D. Risk Factors."

     Our ability to meet our dollar-denominated obligations is affected by changes in the relative values of the real and the U.S. dollar. Our revenues are real-denominated and some of our costs, such as part of our interest expenses on our debt and payment for electricity purchased from ITAIPU, are dollar-denominated. We expect that increases in the cost of electricity we purchase from ITAIPU resulting from devaluations of the real can be recovered through any future increases in our tariffs. However, we are not entitled to raise our tariffs to pass through to our customers increases in interest expenses payable on our dollar denominated debt resulting from devaluations of the real. If we are not able to obtain U.S. dollars to meet our U.S. dollar-denominated obligations, we would be required to purchase U.S. dollars on foreign exchange markets with reais. These purchases could be expensive in real terms and could adversely affect our financial condition and results of operations.

     Gross Domestic Product

     The Brazilian economy grew rapidly immediately following the introduction of the government-sponsored anti-inflationary and economic stabilization program, the Real Plan, in July 1994, particularly in the consumer sector. The Real Plan succeeded in lowering inflation and stimulating growth until 1997. GDP grew in constant terms by 5.9% in 1994, 4.2% in 1995, 2.8% in 1996, 3.0% in 1997
and 0.2% in 1998. The effect was a marked increase in purchasing power. Beginning in 1996, the Brazilian economy grew at a slower rate and by late 1998 the Brazilian economy entered a downturn, which was exacerbated by a significant currency devaluation beginning in mid-January 1999.

     The recovery of the economy in 1999, in the wake of the 48.0% devaluation of the real against the U.S. dollar and the strong fiscal adjustment produced by the public sector, led to strengthened consumer confidence. In 2000, the economy grew at a steady pace of 4.5%. GDP increased by only 1.4% in 2001, principally as a result of the electric energy shortage in Brazil, decreased consumer confidence following the Argentina crisis and the September 2001 terrorist attacks. In 2002, GDP increased by only 1.5%, principally as a result of the uncertainties relating to Brazil's own political and economic future, the continued economic and political uncertainties in Argentina, the political uncertainties in Venezuela and the global economic slowdown.

     Inflation

     The reduction and stabilization of inflation following the implementation of the Real Plan resulted in increased spending on consumer goods, higher real income growth and increased consumer confidence. Since 1994, inflation has remained under control, although it increased markedly in the first half of 1999 due to the devaluation of the real in January 1999.

     During 2002, increased concerns over a weakening Argentine economy, inflationary pressures, a weakening real, and a perceived decrease in confidence in emerging markets by foreign investors, led the Central Bank to first decrease the base interest rate from 19.0% on January 23, 2002 to 18.75% on February 21, 2002 and again to 18.5% on March 21, 2002, and then to increase the base interest rate to 21.0% on October 15, 2002, to 22.0% on October 24, 2002, and to 25.05% on December 18, 2002.

     The Brazilian general price (IGP-M) and consumer price (IPC) inflation indices and the devaluation of the real against the U.S. dollar are presented below:

                                          2002    2001    2000     1999     1998
                                          ----    ----    ----     ----     ----
Inflation IGP-M (1)...................   25.3%   10.4%    9.9%    20.1%     1.8%
Inflation IPC (2).....................    9.9%    7.1%    4.4%     8.6%   (1.8%)
Nominal devaluation of the real
    against the U.S. dollar...........   52.3%   18.7%    9.3%    48.0%     8.3%
__________
(1) Indice Geral de Precos - Mercado (general price index) compiled by the Fundacao Getulio Vargas.
(2) Indice de Precos ao Consumidor (consumer price index) compiled by the Fundacao Instituto de Pesquisas Economicas.


     As of December 31, 2002 and 2001, approximately 97% and 99%, respectively, of our marketable securities, in the total amount of R$306.6 million and R$256.8 million, respectively, were invested in U.S. dollar-linked instruments. We believe that over the long term, increases in our tariffs in reais generate cash sufficient to counter currency devaluations affecting our U.S. dollar-denominated loans, although we cannot assure you that this will continue to happen.

Tariffs

     Since their privatization in July 1995 and November 1997, respectively, the tariffs charged by both ESCELSA and ENERSUL have been determined pursuant to Law No. 8,987/95 and their respective concession contracts and are subject to review and approval by ANEEL. See "Item 4B. Information on the Company -- Business Overview -- ESCELSA -- Customers, Analysis of Demand and Tariffs -- Tariffs" and "Item 4B. Information on the Company -- Business Overview -- Regulation of the Brazilian Electricity Sector -- Tariffs."

Cost of Electricity Purchased; Electricity Sales

     We purchase energy on the basis of a "capacity charge" and/or an "energy charge." The capacity charge, based on contracted firm capacity and charged on a kilowatt basis, is charged without regard to the amount of electricity actually delivered. The energy charge, expressed in reais per megawatt-hour, is based on the amount of electricity actually delivered. In the case of ITAIPU, we purchase electricity on the basis of a capacity charge expressed in U.S. dollars, plus a "wheeling" (or transportation) charge expressed in reais. We purchase electricity generated by FURNAS and TRACTEBEL on the basis of both a capacity charge and an energy charge (which includes transportation). See "Item 4B. Information on the Company -- Business Overview -- ESCELSA --

Purchases of Electricity." We generally bill for the electricity we sell to industrial customers on the basis of a capacity charge and an energy charge, while other customers are billed only on the basis of an energy charge. Certain of our large customers incur differing capacity and energy charges during peak or non-peak hours and during dry or rainy seasons. For a discussion of our procedures for billing of electricity, see "Item 4B. Information on the Company -- Business Overview -- ESCELSA -- Customers, Analysis of Demand and Tariffs."

     The following table sets forth volume and average rate components of our electricity purchases and sales for the periods indicated:


                                                        For the Year Ended December 31,
                                                      -----------------------------------
                                                        2002          2001         2000
                                                      --------      --------      -------

Electricity purchased from ITAIPU, FURNAS and
TRACTEBEL:
   Purchases (thousands of reais).................    709,026       675,189      500,139
   Volume (GWh)...................................      9,195         8,730        9,595
   Average Rate (R$/MWh)..........................      77.20         77.41        52.12
Electricity Sales:
   Sales to final consumers
      (thousands of reais)........................  1,175,790       973,787      982,987
      Volume (GWh)................................      8,776         8,437        9,616
      Average rate (R$/MWh)(1)....................     133.98        115.42       102.22
   Sales to other concessionaires
       (thousands of reais).......................     24,723        22,398       17,718
      Volume (GWh)................................        344           347          345
      Average rate (R$/MWh).......................      71.87         64.73        51.35
   Sales on the Spot Market(2)
       (thousands of reais).......................     15,635        27,550       13,953
      Volume (GWh)................................        676           131          368
      Average rate (R$/MWh).......................      23.13        211.87        37.92

___________
(1)    Rates for sales to final  customers  have been  computed  by  dividing
       (i) the corresponding sales to final customers after deduction of value-added taxes on sales (ICMS and COFINS) and regulatory assets by
       (ii) MWh of electricity sold.
(2)    Does not include regulatory assets revenue.

A.   Operating Results

     The following discussion should be read in conjunction with our financial statements included elsewhere in this annual report. Our financial statements are prepared in accordance with Brazilian GAAP, which differs in certain significant respects from U.S. GAAP. Note 29 to our financial statements included elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders' equity. See "Item 3. Key Information -- Presentation of Financial Information."

     The following table sets forth certain of our consolidated income statement data for the periods indicated.

                                                         For the Year Ended December 31,
                                               ----------------------------------------------------
                                                     2002              2001             2000
                                                     ----              ----             ----
                                                (in thousands of reais, on a consolidated basis)
Operating revenues.......................          1,723,278         1,730,782       1,388,793
Value-added taxes on sales...............          (424,140)         (345,297)       (330,229)
Net operating revenues...................          1,299,138         1,385,485       1,058,564
Operating expenses.......................        (1,234,866)       (1,185,564)       (951,551)
Financial expenses, net..................          (670,419)         (235,831)        (23,499)
Non-operating income expenses, net.......           (74,965)          (24,384)        (13,325)
Minority interest........................             38,833          (10,794)         (3,314)
Income tax and social contribution.......          (103,275)          (11,012)        (14,228)
Net income (loss)........................          (538,913)          (60,076)          52,647


Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

     Operating Revenues

     Our consolidated operating revenues decreased 0.4% to R$1,723.3 million for 2002 from R$1,730.8 million for 2001. The decrease was attributable a reduction in consumption, primarily by residential customers, due to lower consumption tendencies developed during the Rationing Program.

     Consolidated operating revenues from sales to other distributors decreased 51.7% to R$40.4 million for 2002 from R$83.5 million for 2001. The decrease was due to changes to the range of spot market sales that ENERSUL was eligible to make to other distributors in 2002.

     Operating Expenses

     Consolidated operating expenses increased 4.2% to R$1,234.9 million for 2002 from R$1,185.6 million for 2001, mainly due to increases in the cost of electricity purchased for resale, depreciation and amortization expenses and regulatory charges.

     Consolidated expenses for electricity purchased for resale increased 5.0% to R$709.0 million for 2002 from R$675.2 million for 2001. The increase was a result of the impact of the tariff increase on energy purchased from FURNAS and TRACTEBEL and the impact of the devaluation of the real on U.S.-dollar denominated energy purchase prices from ITAIPU.

     Consolidated depreciation and amortization expenses increased 16.2% to R$173.2 million for 2002 from R$149.1 million for 2001. This increase was attributable to the R$127.8 million increase in property, plant and equipment in service at December 31, 2002 compared to the R$101.1 million increase recorded at December 31, 2001.

     Consolidated personnel expenses increased 2.9% to R$111.3 million for 2002 from R$108.3 million for 2001, principally because a higher percentage of personnel expenses were attributable to overhead operations, instead of being attributable to project costs.

     Consolidated regulatory charges increased 9.0% to R$106.2 million in 2002 from R$97.4 million in 2001 mainly due to the increase to R$74.1 million in 2002 as compared to R$66.7 million in 2001 in contributions we were required to make to the fuel compensation account, or CCC, in light of increased national energy consumption stemming from the termination of the Rationing Program.

     Consolidated expenses for materials and supplies decreased 21.9% to R$16.4 million for 2002 from R$21.0 million for 2001. The decrease was mainly due to ENERSUL's lower thermoelectric generation, which runs by fuel oil.

     Consolidated expenses related to third-party services increased 12.7% to R$60.4 million for 2002 from R$53.6 million for 2001. This increase was caused mainly by increased service for network maintenance as well as increased client-related expenses, such as meter-reading, disconnection, re-connection and bill collection from customers as the number of our customers increased and the range of services they demanded broadened.

     Consolidated other expenses decreased 27.9% to R$58.4 million for 2002 from R$81.0 million for 2001. This decrease was mainly due to the fact that in 2002 there were fewer civil and fiscal operating contingencies for impending lawsuits than in 2001.

     Net Financial Expenses

     Consolidated net financial expense increased 184.3% to R$670.4 million in 2002 from R$235.8 million in 2001. This increase was due principally to the impact of the exchange rate on the foreign currency debt obligations, since the exchange rate on December 31, 2002 was R$ 3.5333 to U.S.$1.00 compared to R$
2.3204 to U.S.$1.00 on December 31, 2001.

     Net Non-operating Expenses

     Consolidated net non-operating expense increased 207.4% to R$75.0 million in 2002 from R$24.4 million for 2001. This increase was due to the provision for losses related to the eventual divestment of a turbine at the Campo Grande thermoelectric plant, the construction of which was cancelled.

     Income Tax and Social Contribution

     Our provision for income tax and social contribution was a credit of R$103.4 million in 2002, compared to a credit of R$11.0 million in 2001. This increase was mainly due to an increase in our losses in 2002.

     Net Income (Loss)

     Net income under Brazilian GAAP increased to a loss of R$538.9 million in 2002 from a loss of R$60.1 million in 2001 as a result of the reasons described above. Net loss reconciled to U.S. GAAP increased to a loss of R$868.4 million in 2002 from a loss of R$122.2 million in 2001. For a discussion of the principal differences between U.S. GAAP and Brazilian GAAP, and how the differences affect us, see note 28 to our financial statements included elsewhere in this annual report.

     Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

     Operating Revenues

     Our consolidated operating revenues increased 24.6% to R$1,730.8 million for 2001 from R$1,388.8 million for 2000. The increase was attributable to revenues from the extraordinary tariff increase totaling R$298.5 million. The extraordinary tariff increase consisted of recording the effects of (i) compensation for revenue losses caused by the reduction of sales of energy due to the Rationing Program, (ii) compensation for non-controllable cost items variation relating to Parcel A costs from January 1, 2001 to October 25, 2001 and (iii) MAE transactions (energy transactions on the spot market). See note 5 to our financial statements.

     Consolidated operating revenues from sales to other distributors increased 95.5% to R$83.5 million for 2001 from R$42.7 million for 2000. The increase was attributable to the accounting as short-term supply of the surplus power made available to the Wholesale Power Market.

     Operating Expenses

     Consolidated operating expenses increased 24.6% to R$ 1,185.6 million for 2001 from R$951.6 million for 2000, mainly due to increased electricity purchase expenses and non-recurring provisions for operational contingencies arising from civil and fiscal lawsuits (see note 20 to our financial statements).

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

     Consolidated regulatory charges decreased 2.5% to R$97.4 million in 2001 from R$99.9 million in 2000 mainly due to a 4.8% decrease in fuel compensation account-CCC in 2001 equivalent to R$66.7 million compared to R$70.1 million in 2000. The decrease was due to the fact R$12.2 million was recorded as a regulatory asset, under non-controllable Parcel "A" costs pursuant to Provisional Measure No. 14/01, which was converted into Law No. 10,438/02.

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

     Consolidated other expenses increased 299.0% to R$81.0 million for 2001 from R$20.3 million for 2000. This increase was mainly due to a change of criteria and the methodology for calculating the allowance for doubtful accounts (R$17.4 million higher than the previous year) and the provision for operational contingencies arising from civil and fiscal lawsuits, in the total amount of R$29.9 million. The change to both criteria and methodology for recording, is based on the new accounting Manual for the Brazilian Electricity Utilities issued by ANEEL and applied beginning January 1, 2002. The allowance for doubtful accounts was due to the inclusion of credits from residential customers past due more than 90 days, commercial customers past due more than 180 days and other customers past due more than 360 days in the calculation. Up to and including fiscal year 2000, the calculation considered credits after 120 days past due, and did not consider credits from public authorities, public services and public lighting.

     Net Financial Expenses

     Consolidated net financial expense increased 903.6% to R$235.8 million in 2001 from R$23.5 million in 2000. This increase was due principally to the devaluation of the real relative to the U.S. dollar in 2001, which increased our financial expenses.

     Net Non-operating Expenses

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

     Net Income (Loss)

     Net income under Brazilian GAAP decreased to a loss of R$60.1 million in 2001 from an income of R$52.6 million in 2000 as a result of the reasons described above. Net loss reconciled to U.S. GAAP increased to a loss of R$122.2 million in 2001 from an income of R$12.2 million in 2000. For a discussion of the principal differences between U.S. GAAP and Brazilian GAAP as they affect us, see note 29 to our financial statements.

B.   Liquidity and Capital Resources

     Our business is capital intensive and our principal capital requirements in recent years have been to finance the purchase of ENERSUL and to expand, replace and maintain ENERSUL's electricity distribution and transmission system. Until recently, ESCELSA has financed its capital investment program primarily with cash provided by operations. In 2000, we funded our capital investment program through a R$29.3 million loan provided by BNDES, a R$29.3 million loan provided by the European Investment Bank-EIB and a R$10.8 million loan provided by ELETROBRAS. In 2001, we funded our capital investment program through various loans, including a loan by BNDES of R$37.0 million; a loan by ELETROBRAS of R$15.1 million; a loan by Banco do Brasil -- FCO of R$20 million; and a loan from Banco BBA of R$20.5 million. In 2002, we did not generate cash flow from either operating or investment activities to finance capital expenditures. We funded our capital investment program through a series of loans, including R$38.4 million from BNDES, R$10 million from Banco do Brasil -- FCO and R$14.3 million from ELETROBRAS.

     A significant portion of our current liabilities of R$733.8 million at the end of 2002 represented (i) long-term loans and financing becoming due in 2003, totaling R$337.1 million; (ii) accrued liabilities (including, among other things, interest, fees, income tax and social contribution), totaling R$243.9 million; (iii) obligations owed to FURNAS, TRACTEBEL, ELETROSUL, MAE and ITAIPU related to purchases of electricity, totaling R$139.9 million; and (iv) regulatory charges payable, totaling R$12.9 million.

     We had working capital of R$176.5 million at December 31, 2002, as compared with working capital of R$108.6 million at December 31, 2001. The increase in working capital was mainly due to an increase in accounts receivable and marketable securities included in current assets.

     At December 31, 2002, our total debt was R$2,560.9 million, of which R$796.2 million, or 31.1%, was in real-denominated loans and R$1,764.6 million, or 68.9%, was U.S. dollar-denominated debt. Our U.S. dollar-denominated debt included R$1,522.7 million related to the notes and R$241.9 million related to loans obtained from other banks. The real-denominated loans included (i) R$605 million borrowed from BNDES, of which R$298.2 million was used to finance our capital expenditures program, R$228.4 million was used to finance 90% of the recovery of losses from the, Rationing Program (collateralized by the amounts to be collected under the extraordinary tariff recomposition), and R$78.4 million was used to finance the acquisition of our participation in ENERSUL; (ii) R$67.6 million borrowed from ELETROBRAS and (iii) R$123.6 million borrowed to finance our capital expenditures program and working capital.

     The average cost of our U.S. dollar-denominated debt on December 31, 2002 was 10.2% per year, plus foreign exchange variation. The average cost of our real-denominated debt was TJLP (the long-term interest rate) plus 4.0% per year related to the BNDES financing, while R$113.1 million were indexed to the CDI, INPC or IGP-M plus 7.0% per year.

     Our debt matures as follows:


                                                               At December 31, 2002
                                    ----------------------------------------------------------------------
          Maturity                        Local Currency           Foreign Currency             Total
--------------------------------    -----------------------     ---------------------       --------------
                                                                (in millions of reais)

2003...........................               216.0                     121.1                  337.1
2004...........................               157.5                      31.4                  188.9
2005...........................               123.5                      18.7                  142.2
2006...........................               103.4                      15.3                  118.7
2007...........................                94.1                   1,537.5                1,631.6

2008...........................                41.5                       8.5                   50.0
2009...........................                16.3                       3.0                   19.3
2010...........................                15.3                       2.3                   17.6
2011...........................                11.8                       2.3                   14.1
2012...........................                 8.4                       1.7                   10.1
After 2012.....................                 8.5                      23.0                    3.5
                                            --------                 --------               --------
     Total.....................               796.3                   1,764.6                2,560.9
                                            =======                  ========               ========


     As of December 31, 2002, approximately 97% of our R$306.6 million of marketable securities were invested in U.S. dollar-linked instruments. We believe that over the long term, increases in our tariffs in reais generate sufficient cash to counter currency devaluation affecting our U.S. dollar-denominated loans, although we cannot assure you of this.

     Over the next several years, we expect that our principal liquidity requirements will consist of the interest payments on the notes and capital expenditures, which we plan to finance primarily with cash provided by operations. In addition, if we incur any additional indebtedness, we will need to make interest payments, and may need to make principal payments, thereon during the next several years.

     We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$114.8 million in the expansion and modernization of our distribution system during 2003, primarily with cash from operations. A portion of this may be financed with additional indebtedness from BNDES and Banco do Brasil - FCO. Consolidated capital expenditures in 2002, 2001 and 2000 were as follows:


  Area                                         2002        2001          2000
  ----                                         ----        ----          ----
Distribution and transmission...........      99,023      122,754      130,684
Generation..............................      53,056       36,695       18,542
Other...................................      35,011       21,616       31,693
                                           -----------  -----------  -----------
     Total..............................   R$187,970    R$181,065    R$180,919
                                           ===========  ===========  ===========

     Off-Balance Sheet Arrangements

     At December 31, 2002, we had no off-balance sheet transactions, arrangements, or other relationships with unconsolidated entities or persons that would adversely affect our liquidity, availability of capital resources, financial position, or results of operations.

C.   Research and Development, Patents and Licenses, Etc.

     Research and development costs are not significant and are expensed as incurred. Law No. 9,991 dated July 24, 2000, determines that distribution companies must apply, annually, at least 0.75% of their net operating revenues to research and development in the electric sector and 0.25% to energy efficiency programs. In the latter case, such amounts can be deducted from the amounts already spent by the distribution company pursuant to their relevant concession contracts. Generation companies must apply, annually, at least 1% of their net operating revenues to research and development in the electric energy sector, with an exception made for generation companies that produce energy through alternative sources of energy.

D.   Trends

     ESCELSA's supply contracts with certain of its major customers expire in 2006, at which time they will be able to seek alternative electricity distribution services from our competitors. If these customers enter into supply contracts with our competitors at that time, our market share and profit margins may be negatively affected.

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

     Members of our board of directors serve a three-year term, and may be reelected. According to our bylaws, the terms of the current members of our board of directors expire in April 2005. Set forth below are the names, positions, dates of birth and brief biographical descriptions of the members of our board of directors.

Name                                           Member Since       Position            Date of Birth

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

_______________
(1) Ms. Damasceno is the representative of our employees, a board position provided for in our bylaws.

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

     Antonio Jose Sellare. Mr. Sellare is the investor relations director and chief financial officer of EDP Brasil S.A. and chief financial officer of Enertrade Comercializadora de Energia S.A. and of Calibre Participacoes S.A. He is also a member of the board of directors of Bandeirante Energia S.A., the investor relations director and CEO of Iven S.A. and 135 Participacoes S.A. He was previously the treasury director of Banco Axial S.A and the chief financial officer of Organizacoes BMD. He holds a degree in business administration from Pontificia Universidade Catolica -- Sao Paulo.

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

     Set forth below, are the names, positions, dates of birth and brief biographical descriptions of our executive officers as of April 29, 2003.

Name                                           Position                       Date of Birth
----                                           --------                       -------------

Antonio Eduardo da Silva Oliva...........      Chief Executive Officer        February 4, 1946
Sergio Pereira Pires.....................      Chief Financial Officer        September 13, 1959
Manuel Fernando das Neves Bento..........      Technical Officer              January 23, 1951
Armando Fernandes Bernardo...............      Commercial Officer             April 21, 1944


     Antonio Eduardo da Silva Oliva. Mr. Oliva has been the Chief Executive Officer of ESCELSA since December 2002 and of ENERSUL since January 2003. He was previously the member of the board of directors of EDP Distribuicao-Energia S.A, member of the board of directors of Hidrocenel - Energia do Centro S.A. and member of the board of directors of other companies controlled by EDP Group. He holds a degree in electromechanical engineering from the Universidade de Lourenco Marques, in Mozambique.

     Sergio Pereira Pires. Mr. Pires has been the chief financial officer of ESCELSA since June 1997 and of ENERSUL since November 1997. He was previously a director of Grupo Habitasul and a corporate director of Banco Multiplic. He holds a degree in economics from the Universidade de Sao Paulo and a master's degree in finance from the Fundacao Getulio Vargas.

     Manuel Fernando das Neves Bento. Mr. Bento has been the Technical Officer of ESCELSA since December 2002 and of ENERSUL since January 2003. He was previously the member of the board of directors of COELCE - Cia Energetica do Ceara, an alternate member of the board of directors of CERJ-Cia de Eletricidade do Rio de Janeiro, Technical Vice President of CERJ and Distribution Officer of CNEL, controlled by EDP Group. He holds a degree in electromechanical engineering from the Universidade De Lourenco Marques in Mozambique.

     Armando Fernandes Bernardo. Mr. Bernardo has been the Commercial Officer of ESCELSA since October 2002 and of ENERSUL since November 2002. He was previously the Director of Operations and Investors Relations of Calibre Participacoes S.A., Technical Director of 135 Participacoes and IVEN S.A., Vice President of Enercop Servicos Corporativos Ltda., Director of Centro Algarve and Technical Director of Alentejo. He holds a degree in eletromechanical engineering from the Instituto Tecnico da Universidade Tecnica de Lisboa.

B.   Compensation

     For the year ended December 31, 2002, the aggregate compensation paid by us to all directors, executive officers and members of our audit committee for services in their respective capacities was approximately R$3.0 million. At the annual shareholders' meeting held on April 29, 2003, the shareholders of ESCELSA determined that an aggregate compensation of R$6.5 million would be paid to our directors and executive officers for the year ending December 31, 2003. Neither the members of our board of directors nor our executive officers receive pension benefits from us. At December 31, 2002, the members of our board of directors and our executive officers owned an aggregate of nine common shares of our capital stock.

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

Audit Committee

     Under Brazilian corporate law, the Conselho Fiscal (audit committee) is a corporate body independent of management and the company's external auditors. A Brazilian audit committee is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the audit committee is to review management's activities and the financial statements, and report its findings to the shareholders. Under Brazilian corporate law, the audit committee may not contain members that are on the board of directors, on the executive committee, the company's employees, employees of a controlled company or of a company of the same group, including a spouse or relative of any member of the company's management. In addition, the Brazilian corporate law requires the audit committee to receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires an audit committee to be composed of a minimum of three and a maximum of five members and their respective alternates.

     We have a permanent audit committee whose members are elected at the annual shareholders' meeting, with their terms lasting until the next annual shareholders' meeting after their election. The current members and their respective alternates were elected by our shareholders on April 29, 2003.

Name                                              Position
----                                              --------
Carlos Roberto Veroneze.....................      Effective member
Dionisio Leonidas de Medeiros Neto..........      Alternate
Waldir Nascimento...........................      Effective member
Licinio de Jesus Ferrari....................      Alternate
Eduardo Soares..............................      Effective member
Allain Brasil Bertrand Junior...............      Alternate

D.   Employees

     At December 31, 2002, we employed 2,354 persons. In 2002, the second course for quality management known as the Total Quality Management Continuing Education Program, was concluded, consisting of eleven sections (totaling 360 hours of classes). In 2002, our total investment in development and training activities amounted to R$1.0 million, comprising 76,174 hours of training, with an average of 56.30 hours of training per employee.

     The following table sets forth the number of employees for the periods indicated:

                                                             At December 31,
                                                      --------------------------
                                                      2002       2001       2000
                                                      ----       ----       ----
    Professionals (including engineers,                586        659        574
      accountants, economists and attorneys)...
    Management.................................         69         73         74
    Operational................................      1,699      1,734      1,903
                                                     -----      -----      -----
      Total....................................      2,354      2,466      2,551

     Since 1997, part of each employee's compensation is linked to previously agreed upon goals. The program has presented good results, increasing productivity and efficiency gains. We provide our employees and their dependents with medical and dental assistance through a system that uses a network of accredited doctors and services. We pay the major portion of the costs for these services, with a smaller amount being paid by the employees. In 2002, we spent R$4.6 million on this assistance.

     We are sponsors of retirement benefit plans, which are managed by Fundacao ESCELSA de Seguridade Social - ESCELSOS or ESCELSOS and Fundacao ENERSUL. ESCELSOS and Fundacao ENERSUL are non-profit entities, whose main focus is to supplement the benefits provided by the federal social security system to our employees. The majority of our employees participate in these pension plans. In 2002, we contributed an aggregate of R$4.0 million to the funds. See note 25 to our financial statements included elsewhere in this annual report.

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

E.   Share Ownership

     As of December 31, 2002, the members of our board of directors and our executive officers, on an individual basis and as a group, beneficially owned less than one percent of our common shares. None of the members of our board of directors or our executive officers holds any options to purchase our common shares.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   Major Shareholders

     At ESCELSA's privatization auction held on July 11, 1995, 50% plus one of the common shares of ESCELSA were acquired by Iven and GTD. In August 1999, EDP -- Eletricidade de Portugal acquired 73% of Iven, and since that date control of Iven has been shared between EDP and Opportunity Fund.

     GTD is a holding company that invests in Brazil's electricity sector and is owned by 17 Brazilian pension funds, including Caixa de Previdencia dos Funcionarios do Banco do Brasil - PREVI, Instituto Aerus de Seguridade Social, Fundacao de Assistencia e Previdencia Social BNDES - FAPE, Fundacao Telebras de Assistencia Social - SISTEL, Fundacao Eletrobras de Seguridade Social, Real Grandeza Fundacao de Previdencia e Assistencia and other foundations.

     The following table sets forth information regarding U.S. security holders with respect to ownership of our common shares as of December 31, 2002.

                                                                                         Percentage
Shareholder                                                        Number of Shares      of Total
-----------                                                        ----------------      ----------

Iven...........................................................         2,378,671         52.27%
GTD............................................................         1,137,709         25.00
Fundacao Central Bank de Previdencia Privada - CENTRUS.........           275,678          6.06
Officers and Directors as a group..............................                 9           *
Others.........................................................           758,766         16.67
                                                                       ----------        ------
Total..........................................................         4,550,833        100.0%
                                                                       ==========        ======

_____________
*  Less than 1%.

Shareholders' Agreement

     IVEN and GTD entered into a shareholders' agreement on July 10, 1995 when they purchased, in a consortium, 50% plus one share of the voting stock of ESCELSA. Such agreement expired in July 2002. On October 10, 2002, the EDP Group, acting through IVEN, gained control over ESCELSA. There currently are no shareholder agreements with respect to ESCELSA in effect.

B.   Related Party Transactions

     Our concession contracts require that we obtain approval from ANEEL prior to entering into commercial relationships with any of our shareholders. Our transactions with our affiliates are restricted by the provisions of the indenture that governs the notes.

     Banco Opportunity S.A., a holding company of the Opportunity Fund, which is also one of Iven's shareholders, is among the several banks that manage our pension fund, Fundacao Escelsa de Seguridade Social -- ESCELSOS. Fund managers are paid 1% per year of the funds managed, as well as a performance bonus in the amount of 30% over IBOVESPA, which is the Sao Paulo Stock Exchange indicator.

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

Legal Proceedings

     We are party to certain lawsuits and administrative proceedings before various courts involving tax, labor and civil matters. The principal lawsuits currently in process are as follows:

     Tax Litigation

     Brazilian companies are required to pay contributions to the PIS Program (Program for Social Integration) and COFINS (Program for Financing Social Security). The rates for these contributions are 1.65% (1.65% up to November 30,
2002) and 3.0% (2.0% in 1998 and 1997) of the revenues, respectively. ESCELSA and ENERSUL have filed lawsuits against the Brazilian government questioning the constitutionality of (i) with respect to COFINS, contributions relating to non-operational and financial income and (ii) with respect to PIS, the contributions relating to income related to the sales of energy, and to non-operational and financial income.

     Our management believes that the ultimate outcome of these tax-related proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2002, we had reserved R$148.0 million for these contingencies, of which R$115.1 million is deposited in judicial escrow accounts in connection with these lawsuits.

     Labor Claims

     We are party to several labor-related lawsuits, including a lawsuit filed by the Sindicato dos Trabalhadores da Industria de Energia Eletrica do Estado do Espirito Santo -- SINDEES, which is the labor union in the State of Espirito Santo for the electricity sector, as well as several disputes filed by employees and former employees related principally to our wage structure and overtime. As of December 31, 2002, we had reserved R$20.9 million for labor contingencies, of which R$12.6 million is deposited in judicial escrow accounts in connection with these lawsuits.

     We believe, based on the judgment of our management and our legal counsel, that the amount provisioned is sufficient to cover the probable losses from lawsuits that remain pending, with a range of possible loss 10% higher or lower than the reserved amount.

     Civil Litigation

     We are party to civil lawsuits and administrative proceedings arising from the ordinary course of our business. We believe that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2002, we had reserved R$36.9 million for civil litigation, of which R$6.3 million is deposited in judicial escrow accounts in connection with these lawsuits.

     Tariff Litigation

     A number of industrial consumers have brought a lawsuit against ESCELSA and ENERSUL seeking refunds of amounts paid to ESCELSA and ENERSUL as a result of rate increases that became effective during an economic stabilization plan in 1986. The lawsuits claim that such increases were in violation of price controls instituted as part of the economic stabilization plan. Our management believes that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2002, we had reserved R$7.5 million for these contingencies.

Dividend Policy and Dividend Distributions

     Amounts Available for Distribution

     At each annual shareholders' meeting, the board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. For purposes of Brazilian corporate law, net profits are defined as net income after income taxes and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees' and management's participation in our profits. In accordance with Brazilian corporate law, the amounts available for dividend distribution are the amounts equal to our net profits less any amounts allocated from such net profits to the legal reserve.

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

     The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law, however, permits a publicly held company to suspend the mandatory distribution of dividends if the board of directors and the audit committee report to the shareholders' meeting that the distribution would be inadvisable in view of the company's financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors shall file a justification for such suspension with the CVM. Also, a publicly held company may suspend the payment of dividends exclusively for purposes of raising funds through the issuance of nonconvertible debentures. Profits not distributed by virtue of the suspension mentioned above are attributed to a special reserve and, if not absorbed by subsequent losses, paid as dividends as soon as the financial condition of such company permits such payments.

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

     Dividend Distributions

     The following table sets forth our historical payments of dividends to our shareholders.

                                     Period in which profits     Total amount of
         Date of Approval                 were generated           distribution
   -------------------------      ----------------------------   ---------------

   April 1999...............      Year ended December 31, 1998    R$72.1 million
   April 2000...............      Year ended December 31, 1999          -*
   April 2001...............      Year ended December 31, 2000    R$13.2 million
   April 2002...............      Year ended December 31, 2001          -*
   April 2003...............      Year ended December 31, 2002          -*
   _______________________
   * No dividends were declared for the years ended December 31, 2002, 2001 and 1999 because we had net losses for such periods.

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

B.   Significant Changes

     No significant changes or events have occurred after the close of the balance sheet date at December 31, 2002, other than the events already described in this annual report.

ITEM 9.   THE OFFER AND LISTING

A.   Offer and Listing Details

     The carrying value of our notes as of December 31, 2002, consisting of the fair value of the notes based on the bid price as of such date, was R$944.1 million. At December 31, 2002 and May 31, 2003 the notes were trading at 62% and 87% of their face value, respectively.

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

Capital Stock and Dividend Policy

     General

     As of December 31, 2002, our capital stock in reais was R$153,946,942.07. Our share capital is comprised of registered common shares, all without par value. Our share capital consists of a total of 4,550,833 issued common shares, without par value. Our bylaws authorize our board of directors to increase our capital stock up to R$1,000,000,000.00, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting.

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

Contracts for Purchase and Sale of Electric Energy

     ESCELSA entered into an agreement to purchase electric energy and demand from FURNAS in order to distribute such energy to the public in ESCELSA's concession area. The contract became effective on August 7, 1999 and continues in effect until December 31, 2005, throughout which time ESCELSA is required to purchase certain amounts of electricity generated by FURNAS, at tariffs set by ANEEL. ESCELSA's commitment may be reduced by the amount that ESCELSA's generation capacity increases. Therefore, if ESCELSA were to increase its generation capacity in accordance with approvals received from ANEEL, required purchase amounts from FURNAS would be reduced accordingly. If ESCELSA were to require energy purchases in an amount greater than that established in ESCELSA's initial contracts, however, FURNAS' obligation to supply such energy would be contingent on availability. ESCELSA also has the right to immediately reduce purchases from FURNAS if a large customer terminates its contract with ESCELSA.

     ESCELSA and ENERSUL have also entered into Contracts of Purchase and Sale of Electrical Energy with Enertrade-Comercializadora de Energia S.A. both dated on December 23, 2002. The contracts became effective from 2003 to 2012 and provide for both ESCELSA and ENERSUL to buy energy from Enertrade at a determined price and for a set amount. Both companies' commitment may be increased or reduced, as governed by the contracts.

     ESCELSA and ENERSUL have each entered into two Purchase and Sale of Electrical Energy contracts with Enerpeixe, S.A. and Enercouto, S.A., respectively. The contracts provide for a relatively small amount of electrical energy to be supplied by Enerpeixe, S.A. or Enercouto S.A., as the case may be. The terms of the contracts are from February 6, 2006 to January 31, 2016 in the case of Enerpeixe, S.A. and from April 1, 2007 to March 31, 2017, in the case of Enercouto, S.A. The price for such purchases is determined for all four contracts, and will be adjusted annually to reflect inflationary pressures, using the IGPM index. Both Enerpeixe and Enercouto are indirectly owned by our controlling shareholder, EDP.

Contract to Finance Losses Associated with the Rationing Program

     ESCELSA and ENERSUL entered into contracts with BNDES as Lender, to finances the losses they experienced in connection with the implementation of the Rationing Program. ESCELSA financed R$166 million in a contract dated February 18, 2002, to be repaid in monthly installments, as determined by the contract, until December 15, 2007. ENERSUL financed R$101 million in a contract dated February 19, 2002, to be repaid in monthly installments, as determined by the contract, until December 15, 2008. ANEEL is also a party to both contracts.

Indenture for the Notes

     We entered into an indenture dated as of July 28, 1997 with The Chase Manhattan Bank, as Trustee, for the issuance of our 10% Senior Notes due 2007 in the total amount of U.S.$500 million.

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

     See "Item 3. Key Information -- Exchange Rates" for more information on exchange rates of the real versus the U.S. dollar.

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

     Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the notes and the price at which the notes are redeemed

("original discount") payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil is subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the recipient of the payment has its domicile. Notwithstanding the foregoing, pursuant to a law dated August 13, 1997, the applicable income tax rate for negotiable instruments such as the notes was reduced to zero with respect to payments of interest, fees and commissions made during 1997, provided that such negotiable instruments have a minimum maturity of 96 months. In accordance with a law dated January 27, 2000, negotiable instruments such as the notes which are issued as of January 1, 2000, are no longer eligible for this rate reduction.

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

     On August 15, 1996, the Brazilian Congress approved an Amendment which created a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira (the provisional contribution on transfers of value and of credits and rights of a financial nature, or CPMF). Under the CPMF tax, all financial debit and money transfers effected as from March 18, 2001, are subject to the assessment of the CPMF tax at the rate of 0.38%. A Constitutional Amendment dated June 12, 2002 determined that from January 1, 2004 the CPMF rate will be reduced to 0.08%. However, this reduction may be postponed or not implemented at all.

     Legislation passed on October 31, 1996 imposed a tax on foreign exchange transactions ("IOF tax") related to the entry into Brazil of proceeds resulting from foreign loans (including the issue of debt securities such as the notes). Initially the IOF tax had varying rates depending upon the final maturity of the transaction. Consequently, in case of early redemption or payment of the notes a tax at a rate varying from 3% to 0%, depending on the date of redemption, would have been assessed on the corresponding proceeds. However the IOF tax is a tax upon the Brazilian issuer (in this case, us) and will have no effect on the amounts received by the holders of the notes. We thus would be liable for and would pay the IOF tax as well as any charges imposed by Brazilian tax authorities on Brazilian issuers. A Decree of December 3, 2002, increased the IOF tax rate to 5% on foreign exchange transactions resulting from foreign loans with redemption or payment limit under 90 days and maintained the 0% IOF tax rate on foreign exchange transactions resulting from foreign loans with redemption or payment limit of or higher than 90 days. There can be no assurance that the IOF tax rate will not be increased in the future.

     There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes).

U.S. Federal Income Tax Considerations

     The following is a general discussion of the principal U.S. federal income tax considerations relevant to the ownership and disposition of the notes to U.S. Holders (as defined below) who hold such notes as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to holders of notes in light of their particular circumstances or to holders of notes subject to special treatment under U.S. federal income tax law (including, but not limited to, life insurance companies, dealers in securities, financial institutions, tax-exempt organizations, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, persons that hold the notes as part of a "straddle," "hedge" or "conversion transaction" and persons having a functional currency other than the U.S. dollar). Holders of notes are urged to consult their own tax advisers as to the application of U.S. federal tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a note that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or of any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, (A) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of the notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of the notes that is a partnership and partners in such partnership should consult their U.S. tax advisors.

     Payments of Interest

     Stated interest payable on the notes (and additional amounts, if any) generally will be includible in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes. The amount of income taxable to a U.S. Holder will include the amount of any Brazilian taxes withheld (as described above under "Brazilian Tax Considerations") by us in respect thereof. Thus, a U.S. Holder could be required to report income in an amount greater than the cash it receives in respect of payments on its notes. Such interest income will be treated as derived from sources outside the United States.

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

     An election to include market discount in income currently, or to amortize premium, once made, applies to all debt obligations acquired, and held in the case of an election to amortize premium, by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

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

     Backup Withholding

     A U.S. Holder may be subject to backup withholding at a rate of 28% on payments of principal of, interest on (and additional amounts, if any), and the proceeds of disposition of, a note. In general, backup withholding will apply only if a U.S. Holder fails to comply with certain identification procedures, fails to properly report payments of interest and dividends or otherwise fails to comply with applicable requirements of the backup withholding rules. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the Internal Revenue Service.

F.   Dividends and Paying Agents

     Not applicable.

G.   Statements by Experts

     Not applicable.

H.   Documents on Display

     We are subject to the information requirements of the Securities Exchange Act of 1934, as amended, pursuant to which we file reports and other information with the Securities and Exchange Commission, or the Commission. Reports and other information filed by us with the Commission may be inspected and copies obtained at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 233 Broadway, New York, New York 10279. You may obtain copies of this material by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

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


ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     As a result of our dollar-denominated, short- and long-term debt, we are exposed to changes in exchange rates between the real and the U.S. dollar. We are also exposed to changes in interest rates and inflation rates. Virtually all of our real-denominated, short- and long-term debt bears interest at floating rates and the principal amount of some of this debt is also indexed for inflation.

Foreign Exchange Rate Sensitivity

     All of the amounts below are in thousands of reais, translated at the commercial selling rate on December 31, 2002 of R$3.5333 to U.S.$1.00.

     Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency denominated liabilities as of December 31, 2002 include the notes, in the principal amount of R$1,522,704, and other U.S. dollar-denominated borrowings in the amount of R$241,878, for a total of R$1,764,582. In addition to the principal amount to be paid by ESCELSA in connection with the notes, ESCELSA is required to make payments of interest on the notes in the amount of R$152,271 per year from 2003 to 2007.

     Of the other U.S. dollar-denominated borrowings, in the total amount of R$241,878 at December 31, 2002, R$121,124 were short-term loans and R$120,754 were long-term loans. These loans bear interest ranging from 5.5% to 12.0% per annum.

     As of December 31, 2002, approximately 97% of our cash and cash equivalents, in the total amount of R$296,329, were invested in dollar-linked instruments. We believe that over the long-term, increase in our tariffs in reais generate cash sufficient to counter currency devaluation affecting our U.S. dollar-denominated loans, although there can be no assurance in this regard. We hedge 97% of our marketable securities with U.S. dollar-linked instruments.

Interest Rate Sensitivity and Sensitivity to Inflation Rates

     We also have loans denominated in reais, which bear interest at variable rates. The principal amount of certain loans is also indexed to inflation. In times of high inflation, the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate, or TJLP, is generally higher, i.e., the nominal rates include an inflation factor. The TJLP ranged from 9.5% to 10.5% in 2002, with an average of 10.0% per annum. Our real-denominated loans bear interest and are indexed as follows:

Lender         Principal Amount         Interest Rate          Indexation Rate

BNDES........       R$384,284            TJLP + 4.0%             not indexed
BNDES........       R$228,354           SELIC + 1.0%             not indexed
Other........       R$113,194             10 - 12%           CDI/IGP-M/INPC/UFIR

     As demonstrated above, we pay interest on the BNDES loans at the rate of TJLP plus 3.84% - 4.5% and SELIC plus 1.0% per annum. However, the agreements with BNDES provide that if the TJLP in a given year is higher than 6% (and, therefore, the total interest rate would be higher than 10%), we will only be required to pay interest at the rate of 10% and the excess will be incorporated into the principal amount of the loan, and amortized over the term of the agreements. As a result, if the TJLP increased over 6%, there would not be any impact on the interest payments on the BNDES loans.

     Of the debt indexed to inflation, approximately R$19.57 million, corresponding to the ELETROBRAS loan, required payment of principal of R$7 million in 2003. The remainder of this debt, in the amount of R$93.6 million, was indexed to inflation and has varying payment terms. The contracts with ELETROBRAS specify that inflation indexing is done only on an annual basis. Therefore, the payments due in 2002, were indexed to inflation based on the inflation rate for 2002. Only the payments due in 2003 will be indexed to inflation based on the 2003 inflation rate.


                                                                                                    There-
                                        2003      2004       2005       2006      2007     2008     After       Total    Fair Value
                                        ----      ----       ----       ----      ----     ----     -----       -----    ----------
LIABILITIES:
Long-Term Debt, including
    Current portion
  Denominated and expressed in
U.S.dollars:
  Fixed Rate
    US$...........................      31.188    5.259      1.657       844     431.802     303     3.243      474.296     312.363
    Average interest rate.........        10,0%    10,0%      10,0%     10,0%       10,0%    7,0%      7,0%

  Variable Rate
    US$...........................       3.199    3.756      3.756     3.610       3.464   2.101     5.233       25.119      23,115
    Average interest rate.........       LIBOR    LIBOR      LIBOR     LIBOR       LIBOR   LIBOR     LIBOR
           Spread range is                 +        +          +         +           +       +         +
               5.5% to 6.9%             "Spread"  "Spread"  "Spread"  "Spread"    "Spread" "Spread"  "Spread"

    Average interest rate........
  Considering LIBOR effective
  On December 31, 2002                     6.2%     6,3%      6,2%       6,1%        6,0%    5,8%     5,7%

  Denominated and expressed in
    Brazilian reais:


  BNDES financing                       93.832  104.033     70.493    48.906      22.462  11.603    25.319       376.648    376.648

    Average interest rate.........        TJLP     TJLP       TJLP      TJLP        TJLP    TJLP      TJLP
    Spread range is                        +        +          +         +           +       +         +
           3.8% to 4.5%                 Spread   Spread     Spread    Spread      Spread  Spread    Spread

    Average interest rate.........
  Considering SELIC effective
  On December 31, 2002                     4.0%     3.9%      3.9%       3.9%        4.0%    4.1%      4.2%


  BNDES financing                       38.576   38.714     38.839     38.975    53.979   19.271     -          228.354     228.354

    Average interest rate........       SELIC+   SELIC+     SELIC+     SELIC+    SELIC+   SELIC+    SELIC+
    Spread is 1.0%                      Spread   Spread     Spread     Spread    Spread   Spread    Spread


  Other financing                       77.929    8.716      5.804      7.182     9.819    3.744     -          113.194     113.194

                                        CDI
    Average interest rate.........      IGPM      IGPM       IGPM
                                        INPC      INPC       INPC       INPC     INPC      INPC     INPC
           Spread range is                +         +          +          +        +         +        +
              10% to 12%               Spread    Spread     Spread     Spread   Spread    Spread   Spread

  Considering IGPM effective             10,9%    10,6%       9,8%       9,6%     9,6%      9,6%

  Fixed Rate
    thousands of reais............      5.664    5.984      8.365      8.365    7.842     6.895     34.950       78.065      78.065

    Average interest rate.........       11,8%    11,8%      11,7%      11,7%    11,8%     11,9%      12,0%


ASSETS:
Denominated in U.S. dollars:           83.867                                                                    83.867      83.867
Securities linked dollar

Average rate                             10,4%               -



ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.   DISCLOSURE CONTROLS AND PROCEDURES

     Our chief executive officer and our chief financial officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 under Rules 13a-14(c)) within 90 days of the date of this annual report, have concluded that, as of that date, our disclosure controls and procedures were effective to ensure that material information relating to us was made known to them by others within our company particularly during the period in which this annual report and accounts was being prepared.

     There were no significant changes in our internal controls or in other factors that could significantly affect these controls and procedures subsequent to the date our chief executive officer and our chief financial officer completed their evaluation, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

ITEM 16.   [RESERVED]

                                    PART III

ITEM 17.   FINANCIAL STATEMENTS

     We have chosen to provide information under Item 18 in lieu of this item.

ITEM 18.   FINANCIAL STATEMENTS

     See pages F-1 through F-61, in response to Item 18 of this annual report.

     a) List of financial statements


                                                                                                              Page
                                                                                                           -----------
Independent Auditors' Report........................................................................          F-2
Consolidated Balance Sheets as of December 31, 2002 and 2001........................................          F-4
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000..........          F-6
Consolidated Statements of Changes in Shareholders' equity for the years ended
December 31, 2002, 2001 and 2000....................................................................          F-7
Consolidated Statements of Changes in Financial Position for the years ended
December 31, 2002, 2001 and 2000....................................................................          F-8
Consolidated Statements of Cash Flows for the years ended
December 31, 2002, 2001 and 2000....................................................................         F-10
Notes to the Consolidated Financial Statements for the years ended
December 31, 2002, 2001 and 2000....................................................................         F-12


ITEM 19.   EXHIBITS

Exhibit
Number       Description
-------      -----------
1.       Bylaws in English of Espirito Santo Centrais Electricas S.A. - ESCELSA

2(c) Supplemental Indenture dated December 13, 2002, between Espirito Santo Centrais Electricas S.A. - ESCELSA and J.P. Morgan Chase Bank

4(a).1 Purchase and Sale of Electrical Energy dated December 23, 2002 between Espirito Santo Centrais Electricas S.A. - ESCELSA and
         Enertrade-Comercializadora de Energia S.A.

4(a).2 Purchase and Sale of Electrical Energy dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enertrade-Comercializadora de Energia S.A.

4(a).3 R$166 Million Credit Facility, as amended, dated February 18, 2002 between Banco Nacional de Desenvolvimento Economico e Social-BNDES and Espirito Santo Centrais Electricas S.A. - ESCELSA

4(a).4 R$101 Million Credit Facility, as amended, dated February 19, 2002 between Banco Nacional de Desenvolvimento Economico E Social-BNDES and Empresa Energetica de Mato Grosso do Sul S.A. - ENERSUL

4(b).1 Purchase and Sale of Electrical Energy dated December 23, 2002 between Espirito Santo Centrais Electrica S.A. - ESCELSA and Enercouto S.A.

4(b).2 Purchase and Sale of Electrical Energy dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enercouto S.A.

4(b).3 Purchase and Sale of Electrical Energy dated December 23, 2002 between Espirito Santo Centrais Electrica S.A. - ESCELSA and Enerpeixe S.A.

4(b).4 Purchase and Sale of Electrical Energy dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enerpeixe S.A.

6. Computation of earnings per share (See note 29(b).7 to our financial statements)

8.       List of subsidiaries (See "Item 4D - Organizational Structure")

12(a)1. CEO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

12(a)2. CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

                                                                        ANNEX A

                                GLOSSARY OF TERMS



ANEEL................................  Agencia  Nacional  de Energia  Eletrica,
                                       the  Brazilian Electric  Energy
                                       Regulatory  Agency, responsible  for
                                       regulating the electric energy sector.

Average Tariff or Rate...............  Total sales revenue divided by total number of MWh sold for each relevant
                                       period.  Total sales revenue,  for the
                                       purpose of computing average tariff or rate, consists of gross revenues not of value-added tax (ICMS).

Capacity Charge......................  The charge for  purchases or sales based on  contracted firm capacity whether or
                                       not used.

Distribution.........................  Distribution is the transfer of electricity from transmission lines at
                                       supply  points on the network and
                                       its delivery to customers through a
                                       distribution system.  ESCELSA's
                                       distribution system consists of a
                                       widespread network of primarily above
                                       ground networks and lines at voltages
                                       between 11.4kV and 34.5kV.  The
                                       electricity is passed through
                                       distribution  transformers and is
                                       delivered at a voltage of 127 volts to
                                       customers in residential, small
                                       industrial and commercial segments as
                                       well as to public utilities and other
                                       customers.

Distributors.........................  An organization supplying electrical energy to a group of consumers by means
                                       of a distribution network.

Energy Charge........................  Refers to the variable charge for purchases or sales based on actual
                                       electricity consumed.
Final Customer or
Final Consumer
(End User)...........................  A customer who uses electricity for its own needs.

Firm Capacity........................  The  amount of electric energy that can be delivered from a given power plant with a 95% degree of certainty (or higher), determined in accordance with certain prescribed statistical models.

Gigawatt (GW)........................  1,000,000,000 watts (1,000 megawatts).

Gigawatt-hour (GWh)..................  A gigawatt of power that is supplied or demanded  for a period of one hour.

Hydroelectric Plant..................  A generation plant which uses water power to turn an electric generator.

Installed Capacity...................  The amount of electric power that can be delivered from a given generator at full power under specified conditions as indicated by the manufacturer.

Interconnected Power System..........  Systems or networks connected together by means of one or more links (lines and/or transformers).

Interruptible Energy.................  The load of certain consumers for which supply may be interrupted for a specified period of time as per contractual agreement.

Kilovolt (kV)........................  1,000 volts.

Kilowatt (kW)........................  1,000 watts.

Kilowatt-hour (kWh)..................  A kilowatt of power that is  supplied or demanded for a period of one hour.

Load Factor..........................  The ratio, expressed as a numerical value or as a percentage, of the consumption
                                       within a specified period (year, month,
                                       day, etc.) to the consumption that
                                       would result from continuous use of the
                                       maximum or other specified demand
                                       occurring within the same period.

Megawatt (MW)........................  1,000,000 watts (1,000 kilowatts).

Megawatt-hour (MWh)..................  A megawatt of power that is supplied or demanded for a period of one hour.

MVA..................................  One million volt-amperes.

Peak Load............................  The average load (power) during a time interval of specified duration occurring within a given period of time, that time interval being selected during which the average power is greatest.

Primary Energy.......................  The energy generated by hydroelectric and thermal plants of the system in order to meet demands for firm service plus reserve requirements.

Secondary Energy.....................  See interruptible energy.

South Region.........................  The States of Parana, Rio Grande do Sul
                                       and Santa Catarina.

Southeast Region.....................  The States of Sao Paulo, Rio de Janeiro,
                                       Minas Gerais and Espirito Santo.

Substation...........................  An assemblage of equipment which interchanges and/or alters or regulates
                                       the voltage of electricity within
                                       transmission and distribution system.

Thermoelectric Plant.................  A generation plant which uses hydrocarbon fuel, such as coal, oil, diesel, natural gas, as a source of energy to turn the electric generator.

Transmission.........................  The transfer of electricity (in lines with capacity between 750 kV and 34.5 kV) from generation facilities to the distribution system in a charge center by means of the transmission network.

Unbilled Electricity.................  Electricity which has been consumed by a customer, but for which a meter reading
                                       has not been taken, and thus no
                                       corresponding invoice generated.

Volt.................................  Standard unit of electric potential or electromotive force.

Watt.................................  The basic unit of electric energy.

Wheeling or Transportation...........  A transportation charge expressed in reais.

Item 18 Financial Statements

Espirito Santo Centrais Electricas S.A. - ESCELSA











                          INDEX TO FINANCIAL STATEMENTS



                                                                                                         Page
                                                                                                         ----
Independent Auditors' Report..................................................................            F-2
Consolidated Balance Sheets as of December 31, 2002 and 2001..................................            F-4
Consolidated Statements of Operations for the years ended December 31, 2002, 2001 and 2000....            F-6
Consolidated Statements of Changes in Shareholders' Equity for the years ended
December 31, 2002, 2001 and 2000..............................................................            F-7
Consolidated Statements of Changes in Financial Position for the years ended
   December 31, 2002, 2001 and 2000...........................................................            F-8
Consolidated Statements of Cash Flows for the years ended
   December 31, 2002, 2001 and 2000...........................................................           F-10
Notes to the Consolidated Financial Statements for the years ended
   December 31, 2002, 2001 and 2000...........................................................           F-12

Independent Auditors' Report

To the Board of Directors and Shareholders of
Espirito Santo Centrais Eletricas S.A. - Escelsa
Vitoria - ES, Brazil
--------------------

(1) We have audited the accompanying consolidated balance sheets of Espirito Santo Centrais Eletricas S.A. - Escelsa (a Brazilian Corporation) and subsidiaries ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

(3) In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, changes in its shareholders' equity and changes in its financial position for each of the three years in the period ended December 31, 2002 in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). The application of the latter would have affected the determination of results of operations for each of the three years in the period ended December 31, 2002 and shareholders' equity and financial position at December 31, 2002 and 2001 to the extent summarized in Note 29.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements under accounting practices adopted in Brazil taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2002 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6) As mentioned in Note 5 to the financial statements, as of December 31, 2002, the Company has recorded accounts receivable in the amount of R$56,921,000 and accounts payable in the amount of R$36,545,000, relating to electric power sale and purchase transactions carried-out in the Electric Power Wholesale Market - MAE, based on information released by the MAE. These amounts may be subject to changes depending on the outcome of current judicial processes filed by energy market participants, with respect to the interpretation of market regulations in effect and the results of an independent audit of the information released by the MAE. The financial settlement of these amounts was scheduled for November 22, 2002, but was postponed as a result of a new agreement among the companies in the electric energy sector and the Federal Government, which established an initial liquidation of fifty-percent (50%) of the net amounts receivable
     (owed) and a final liquidation of the remaining fifty-percent after the completion of an independent audit of the information released by the MAE. Subsequent to December 31, 2002 and through the date of this report, the Company has received R$4,009,000 from the initial liquidation of fifty-percent.

Espirito Santo Centrais Eletricas S.A. - Escelsa


(7) On December 21, 2001, the Provisional Measure (Executive Order) no. 14 was issued, converted into Federal Law no. 10.438 of April 26, 2002, providing, among other things, for the reestablishment, for the rationing period, of the financial-economic equilibrium of the electric power distribution companies, as guaranteed in the concession agreements. The detailed information and the effects of the General Agreement of the Electric Sector on the financial position and the results of operations are disclosed in
     Note 6 to the financial statements.

/s/ Deloitte Touche Tohmatsu

February 14, 2003

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

                                   A S S E T S

                                                    2002              2001
                                             ------------------  ---------------
CURRENT:

Cash and banks                                    20,008              2,637
Accounts receivable                              426,860            337,361
Other accounts receivable                          8,028              9,033
Recoverable taxes                                 68,543             81,206
Provision for doubtful accounts                  (37,760)           (28,778)
Materials and supplies                             6,174              7,255
Marketable securities                            306,620            256,859
Escrow deposits                                   39,382             39,382
Services in progress                               7,250              7,541
Assets held for sale - UTE Campo Grande           25,891                  -
Other credits                                     14,871             10,491
Prepaid expenses                                  24,476              8,610
                                               ---------           --------
                                                 910,343            731,597
                                               ---------           --------

NON-CURRENT:
Accounts receivable                              297,544            250,730
Tariff bonus and surcharges                        9,718             47,664
Related companies                                 65,505             52,849
Escrow deposits                                   94,553             76,816
Deposits                                           5,956              3,613
Debt issuance costs                                2,690              3,426
Deferred income and social contribution taxes    312,933            231,309
Low income consumers                              18,718                  -
Other credits                                     23,897             19,157
Prepaid expenses                                 142,373             86,002
                                               ---------           --------
                                                 973,887            771,566
                                               ---------           --------

PERMANENT:
Investments                                        2,159              2,621
Goodwill                                         427,709            439,770
Property, plant and equipment, net             1,967,475          2,031,235
Deferred charges                                      79                 79
                                               ---------          ---------
                                               2,397,422          2,473,705
                                               ---------          ---------
TOTAL                                          4,281,652          3,976,868
                                               =========          =========


    The accompanying notes are an integral part of the financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001

                        (In thousands of Brazilian reais)

                                   LIABILITIES


                                                     2002              2001
                                               ---------------------------------
CURRENT:
Suppliers                                          155,615           178,976
Payroll                                              2,968             2,389
Accrued interest and fees                           83,836            52,787
Loans and financing                                337,125           246,815
Accrued taxes and social contributions              48,482            48,235
Dividends                                               30             4,083
Post-retirement benefits                             2,042             2,420
Accrued  obligations                                23,735            22,016
Regulatory charges                                  12,886            13,815
Accrual for contingencies                           39,382            39,382
Variation of Parcel A items                         10,226               226
Other accounts payable                              17,520            11,827
                                                 ---------         ---------
                                                   733,847           622,971
                                                 ---------         ---------
LONG - TERM:
Suppliers                                           83,781            84,600
Accrued interest and fees                            3,590             1,289
Loans and financing                              2,223,718         1,498,063
Post-retirement benefits                            28,212            28,032
Deferred income taxes                              194,266           214,093
Accrual for contingencies                          166,367           139,811
Variation of Parcel A items                         32,019               452
Other accounts payable                              54,341            48,389
                                                 ---------         ---------
                                                 2,786,294         2,014,729
                                                 ---------         ---------
MINORITY INTEREST                                  205,729           245,343
                                                 ---------         ---------

SHAREHOLDERS' EQUITY:
Capital stock                                      239,141           239,141
Capital reserves                                   311,379           849,422
                                                 ---------         ---------
                                                   550,520         1,088,563
                                                 ---------         ---------
Credits for capital increase                         5,262             5,262
                                                 ---------         ---------
                                                   555,782         1,093,825
                                                 ---------         ---------
TOTAL                                            4,281,652         3,976,868
                                                 =========         =========




    The accompanying notes are an integral part of the financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

           (In thousands of Brazilian reais, except per share amounts)

                                                                             2002           2001            2000
                                                                       ----------------------------------------------
OPERATING REVENUES:
Electricity sales to final customers                                       1,635,340       1,617,617      1,313,126
Electricity sales to distributors                                             40,357          83,519         42,723
Use of transmission and distribution system                                   17,082           1,877              -
Other revenues                                                                30,499          27,769         32,944
                                                                    -------------------- -------------- ---------------
                                                                           1,723,278       1,730,782      1,388,793
                                                                    -------------------- -------------- ---------------
TAXES ON SALES                                                              (424,140)       (345,297)      (330,229)
                                                                    -------------------- -------------- --------------
NET OPERATING REVENUES                                                     1,299,138       1,385,485      1,058,564
                                                                    -------------------- -------------- ---------------

OPERATING EXPENSES

Personnel                                                                   (111,354)       (108,271)      (115,014)
Material                                                                     (13,690)        (14,285)       (15,491)
Fuel for electric energy production                                           (2,663)         (6,679)        (1,873)
Third-party services                                                         (60,415)        (53,640)       (55,834)
Electricity purchased for resale                                            (602,912)       (585,287)      (416,561)
Charges for the use of transmission and distribution system                 (106,115)        (89,902)       (83,578)
Depreciation and amortization                                               (173,165)       (149,138)      (140,906)
Regulatory charges                                                          (106,184)        (97,377)       (99,856)
Provision for contingencies                                                  (10,197)        (29,931)        (2,908)
Other                                                                        (48,171)        (51,054)       (19,530)
                                                                    -------------------- -------------- --------------
                                                                          (1,234,866)     (1,185,564)      (951,551)
                                                                    -------------------- -------------- --------------
INCOME FROM OPERATIONS                                                        64,272         199,921        107,013
                                                                    -------------------- -------------- --------------
FINANCIAL EXPENSES, NET                                                     (670,419)       (235,831)       (23,499)
                                                                    -------------------- -------------- --------------
OPERATING PROFIT (LOSS)                                                     (606,147)        (35,910)        83,514
                                                                    -------------------- -------------- --------------
NON-OPERATING EXPENSES, NET                                                  (74,965)        (24,384)       (13,325)
                                                                    -------------------- -------------- --------------
INCOME (LOSS) BEFORE INCOME TAX, SOCIAL
CONTRIBUTION AND MINORITY INTEREST                                          (681,112)        (60,294)        70,189
                                                                    -------------------- -------------- --------------
INCOME TAX AND SOCIAL CONTRIBUTION
Current                                                                       (2,465)         (2,189)          (863)

Deferred                                                                     105,831          13,201        (13,365)
                                                                    -------------------- -------------- --------------
                                                                             103,366          11,012        (14,228)
                                                                    -------------------- -------------- --------------
                                                                            (577,746)        (49,282)        55,961
                                                                    -------------------- -------------- --------------
MINORITY INTEREST                                                             38,833         (10,794)        (3,314)
                                                                    -------------------- -------------- --------------
NET INCOME (LOSS)                                                           (538,913)        (60,076)        52,647
                                                                    ==================== ============== ==============
SHARES OUTSTANDING AT YEAR END                                             4,550,833       4,550,833      4,550,833
                                                                    ==================== ============== ==============
INCOME (LOSS) PER SHARE - R$ (in Brazilian Reais)                            (118.42)         (13.20)         11.57
                                                                    ==================== ============== ==============



    The accompanying notes are an integral part of the financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                        (In thousands of Brazilian reais)


                                                                 CAPITAL       CAPITAL       INCOME         RETAINED
                                                                  STOCK        RESERVE       RESERVE        EARNINGS
                                                             ---------------- ------------- -------------- ----------------
BALANCES AT DECEMBER 31, 1999                                      239,141      924,069              -                -

Deferred income tax on price-level restatement of
Shareholders' equity                                                                                           (35,895)
Net income                                                               -            -              -          52,647
Proposed destination of net income for the year-
   Legal reserve                                                         -            -           188             (188)
Proposed dividends ( R$ 2.91 reais per share)                            -            -        (9,681)          (3,564)
Income reserve                                                           -            -        13,000          (13,000)
                                                            ---------------- ------------- -------------- -----------------
BALANCES AT DECEMBER 31, 2000                                      239,141      924,069         3,507                -
                                                            ---------------- ------------- -------------- -----------------
Remuneration on construction in progress                                 -        2,325             -                -
Recognition of pension and other
   postretirement obligations under CVM Instruction 371                  -            -             -          (20,403)
Net loss                                                                 -            -             -          (60,076)
Absorption of loss for the year                                          -     (76,972)        (3,507)          80,479
                                                            ---------------- ------------- -------------- -----------------
BALANCES AT DECEMBER 31, 2001                                      239,141      849,422              -               -
                                                            ---------------- ------------- -------------- -----------------
Remuneration on construction in progress                                 -          870              -               -
Loss for the year                                                        -            -              -        (538,913)
Absorption of loss for the year                                          -     (538,913)             -         538,913
                                                            ---------------- ------------- -------------- -----------------
BALANCES AT DECEMBER 31, 2002                                      239,141      311,379              -                -
                                                            ================ ============= ==============  ================

                                                                                CREDITS
                                                                                  FOR
                                                                  SUB           CAPITAL
                                                                 TOTAL          INCREASE         TOTAL
                                                            ---------------- -------------- -----------------
BALANCES AT DECEMBER 31, 1999                                 1,163,210           5,262        1,168,472

Deferred income tax on price-level restatement of
Shareholders' equity                                            (35,895)                         (35,895)
Net income                                                       52,647               -           52,647
Proposed destination of net income for the year-                      -               -                -
   Legal reserve                                                      -               -                -
Proposed dividends ( R$ 2.91 reais per share)                   (13,245)              -          (13,245)
Income reserve                                                        -               -                -
                                                            ---------------- -------------- -----------------
BALANCES AT DECEMBER 31, 2000                                 1,166,717           5,262        1,171,979
                                                            ---------------- -------------- -----------------
Remuneration on construction in progress                          2,325               -            2,325
Recognition of pension and other
   postretirement obligations under CVM Instruction 371         (20,403)              -          (20,403)
Net loss                                                        (60,076)              -          (60,076)
Absorption of loss for the year                                       -               -                -
                                                            ---------------- -------------- -----------------
BALANCES AT DECEMBER 31, 2001                                 1,088,563           5,262        1,093,825
                                                            ---------------- -------------- -----------------
Remuneration on construction in progress                            870               -              870
Loss for the year                                              (538,913)              -         (538,913)
Absorption of loss for the year                                       -               -                -
                                                            ---------------- -------------- -----------------
BALANCES AT DECEMBER 31, 2002                                   550,520           5,262          555,782
                                                            ================ ============== =================

    The accompanying notes are an integral part of the financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                        (In thousands of Brazilian reais)

                                                                            2 0 0 2      2 0 0 1      2 0 0 0
                                                                          ------------ ------------ ------------
SOURCES OF FUNDS
From operations
     Net income (loss)                                                     (538,913)     (60,076)        52,647
     Expenses (income) not affecting net working capital:
     Monetary and exchange variation on long-term liabilities               579,551      174,590         (7,134)
     Depreciation and amortization                                          173,165      149,138        140,906
     Disposal of property, plant and equipment                               13,736       25,266         17,026
     Provision for loss on UTE Campo Grande disposal                         77,291            -              -
     Deferred income taxes                                                 (105,831)     (13,201)        13,365
     Regulatory assets                                                      (30,771)    (138,591)             -
     Provision for contingencies                                             22,347       71,724          2,180
     Other provisions                                                         8,755       12,428              -
     Minority interest                                                      (38,833)      10,794          3,314
     Other                                                                    4,052          436              -
                                                                          ------------ ------------ ------------
                                                                            164.549      232,508        222,304
                                                                          ------------ ------------ ------------
From third parties
     Loans and financing                                                    250,078      124,890         71,082
     Obligations related to the concession                                    6,185       14,773          5,038
     Post-retirement benefits                                                     -        7,629              -
     Decrease in non-current                                                      -       49,856              -
     Tariff bonus and surcharges                                             24,229            -              -
     Proceeds from sale of investment                                             -        3,718              -
     Variation of Parcel A items                                             27,204            -              -
     Other                                                                    8,512        5,780          6,129
                                                                          ------------ ------------ ------------
                                                                            316,208      206,646         82,249
                                                                         ------------ ------------ ------------
Total sources of funds                                                      480,757      439,154        304,553
                                                                         ------------ ------------ ------------
APPLICATIONS OF FUNDS

     Non current assets                                                      29,792       51,941       39,973
     Property, plant and equipment                                          187,969      188,349      180,919
     Investments                                                               (290)           -        2,394
     Prepaid expenses                                                        56,371       86,002            -
     Transfer from long-term to current liabilities                         115,148       80,542       85,087
     Proposed dividends                                                       1,491        4,083       16,559
     Tariff bonus and surcharges                                                  -       34,516            -
     Related companies                                                        3,387       31,878       24,093
     Low income consumers                                                    18,718            -            -
     Others                                                                     301         2,980           -
                                                                         ------------ ------------ ------------
Total applications of funds                                                 412,887       480,291     349,025
                                                                         ------------ ------------ ------------
INCREASE (DECREASE) IN WORKING CAPITAL                                       67,870       (41,137)    (44,472)
                                                                         ------------ ------------ ------------


Variation of working capital
Current assets:








Beginning of the year                                                       731,597      586,659      595,728

End of the year                                                             910,343      731,597      586,659
                                                                         ------------ ------------ ------------
                                                                            178,746      144,938       (9,069)
                                                                         ------------ ------------ ------------
Current liabilities:
Beginning of the year                                                       622,971      436,896      401,493
End of the year                                                             733,847      622,971      436,896
                                                                         ------------ ------------ ------------
                                                                            110,876      186,075       35,403
                                                                         ------------ ------------ ------------
INCREASE (DECREASE) IN WORKING CAPITAL                                       67,870      (41,137)     (44,472)
                                                                        ------------ ------------- ------------



    The accompanying notes are an integral part of the financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                        (In thousands of Brazilian reais)

                                                                              2 0 0 2         2 0 0 1       2 0 0 0
                                                                          ---------------- --------------- --------------
Cash flows from operating activities
Net income (loss)                                                             (538,913)       (60,076)         52,647
  Adjustments to reconcile net income (loss) to net cash provided by
       (used in) operating activities
   Monetary and exchange variation on assets and liabilities                   577,723        176,462          (7,134)
   Depreciation and amortization                                               173,165        149,138         140,906
   Allowance for doubtful accounts                                               8,982         20,922          (1,229)
   Loss on disposal of property, plant and equipment                            13,736         25,266          17,026
   Provision for contingencies                                                  22,347         71,724           2,180
   Interest accrued on marketable securities                                   (38,218)       (12,388)        (35,094)
   Provision for loss on UTE Campo Grande disposal                              77,291              -               -
   Provision for loss on investment                                              8,755         12,428               -
   Regulatory assets                                                           (28,074       (218,056)              -
   Minority interest                                                           (38,833)        10,794           3,314
   Deferred income taxes                                                      (105,831)       (13,201)         13,365
   Others                                                                        3,310         (1,436)           (342)
                                                                          ---------------- --------------- --------------
                                                                               135,440        161,577         185,639
                                                                         ---------------- --------------- --------------
Changes in operating  assets and liabilities
   Accounts receivable                                                        (107,575)       (62,894)        (45,212)
   Marketable securities                                                       (13,154)        29,232           1,212
   Other accounts receivable                                                    13,668         (1,934)         (4,722)
   Recoverable taxes                                                            12,663        (46,976)          1,870
   Bonus paid and costs incurred - emergency rationing program                  24,234        (34,516)             -
   Variation of Parcel A items                                                 (17,281)       (86,002)             -
   Material and supplies                                                         1,081         (1,519)          3,665
   Escrow deposits                                                             (17,944)       (19,203)         (6,863)
   Prepaid expenses                                                            (15,866)        (3,391)          7,938
   Suppliers                                                                   (23,378)        72,015          24,375
   Accrued payroll                                                                 579           (173)           (889)
   Accrued taxes and social contributions                                          311          5,211             (58)
   Accrued liabilities                                                           1,388         11,789          (1,007)
   Regulatory charges payable                                                     (929)        (5,202)           (555)
   Assets held for sale - UTE Campo Grande                                     (23,414)        30,054           3,957
   Low income consumers                                                        (18,718)             -               -
   Accrued interest and fees                                                    26,012         10,887          (2,408)
   Others                                                                        4,325         (4,557)          4,109
                                                                          ---------------- --------------- --------------
                                                                              (153,998)      (107,179)        (14,588)
                                                                          ---------------- --------------- --------------
Net cash provided by (used in) operating activities                            (18,558)        54,398         171,051
                                                                          ---------------- --------------- --------------





   Cash flows from investing activities
     Additions to property, plant and equipment                               (187,970)      (181,065)       (180,919)
     Proceeds from sale of investments                                             290          3,718               -
     Additions to investments                                                        -              -          (2,394)
     Net proceeds from marketable securities                                     1,611          1,658          59,025
     Related companies                                                          (3,387)       (18,368)        (12,244)
       Consumers' contributions and donations-special liabilities                6,185         14,773           5,038
                                                                         ---------------- --------------- --------------
   Net cash provided by (used in) investing activities                        (183,271)      (179,284)       (131,494)

                                                                         ---------------- --------------- --------------
   Cash flows from financing activities
     Proceeds from new loans and financing                                     757,665        354,587         115,379
     Repayment of loans and financing                                         (533,099)      (215,031)       (156,421)
     Dividends paid                                                             (5,366)       (17,779)         (1,284)
                                                                         ---------------- --------------- --------------
Net cash provided by (used in) financing activities                            219,200        121,777         (42,326)
                                                                         ---------------- --------------- --------------
Increase (decrease) in cash and cash equivalents                                17,371         (3,109)         (2,769)
                                                                         ---------------- --------------- --------------
  Cash and cash equivalents, beginning of year                                   2,637          5,746           8,515
                                                                         ---------------- --------------- --------------
  Cash and cash equivalents, end of year                                        20,008          2,637           5,746
                                                                         ================ =============== ==============
  Supplemental cash flows disclosure-
        Taxes paid                                                               8,100         46,976          10,620
        Interest paid, net of interest capitalized                             207,468        142,342         134,335







    The accompanying notes are an integral part of the financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

            (In thousands of Brazilian reais, unless otherwise noted)


1.       THE COMPANY AND ITS OPERATIONS

         a.  The Company

Espirito Santo Centrais Eletricas S.A. - Escelsa, a Brazilian company ("sociedade anonima") located in the city of Vitoria, State of Espirito Santo, was incorporated on July 1, 1968, as a partly state-owned company ("sociedade de economia mista") with limited liability, organized under the laws of Brazil and controlled by Centrais Eletricas Brasileiras S.A. - Eletrobras, a company controlled by the Brazilian federal government. Iven S.A. and GTD Participacoes S.A. acquired 50% (plus one share) of the common shares of Escelsa in the privatization auction held on July 11, 1995. On January 19, 1996, Escelsa became a registrant with the Comissao de Valores Mobiliarios (the "CVM"), the Brazilian Securities Commission, and presently, its shares are traded on Brazilian stock exchanges in small amounts. The Group Eletricidade de Portugal S.A. - EDP, through Iven S.A. controls Escelsa's core business is the distribution of electric energy in the State of Espirito Santo.

The Company also has a wholly-owned subsidiary, Magistra Participacoes S.A., which has a 87.9% and 50.6% interest in the common and preferred shares of Empresa Energetica do Mato Grosso do Sul S.A. - Enersul ("Enersul"), respectively. Enersul, an electricity distribution company with operations in the state of Mato Grosso do Sul was acquired in a privatization bid auction on November 25, 1997, . The Company also has a 97,40% interest in TV A Cabo Vitoria S.A. - TVIX, which was incorporated on July 4, 1997 and provides cable TV service to condominiums and residences in the municipalities of Vitoria and Vila Velha in Espirito Santo. The Company has a 100% participation in ESCELSA Participacoes S.A. - ESCELSAPAR, which provides internet and information technology services.

The subsidiary Enersul has taken steps to raise funding through long-term obligations with domestic and international banks due to of its liquidity position and to improve its overall debt profile, both in terms of costs and maturity.

         b.  Regulatory environment

As a public concessionaire of electric utility services, Escelsa and its subsidiary Enersul are subject to regulations established by the Agencia Nacional de Energia Eletrica (the National Agency of Electric Power, or "ANEEL"), successor to the "Departamento Nacional de Aguas e Energia Eletrica" ("DNAEE"), which is related to the Brazilian Ministry of Mines and Energy.

Escelsa supplies electric energy to over 90% of the State of Espirito Santo, with about 3.1 million people and a concession area of 41,372 km2 and connected 31,802 new consumers in 2002 with a total of 954,381 electric energy consumers as of December 31, 2002. Escelsa generated from its 6 power plants approximately 14% of its energy sold. (All information unaudited).

The electricity sector in Brazil is regulated by the Brazilian federal government, acting through the Ministry of Mines and Energy, which has exclusive authority over the electricity sector. Regulatory policy for the sector is implemented by an autonomous national electric energy agency (Agencia Nacional de Energia Eletrica or "ANEEL"). ANEEL is responsible for (1) granting and supervising concessions and setting electricity tariffs; (2) supervising and performing financial examinations of the concessionary companies; (3) issuing regulations applicable to the electricity sector; and (4) planning, coordinating and executing water resource studies and granting and supervising concessions for the use of water resources. The Company's electricity business is subject to regulation by the Brazilian regulatory authority, ANEEL. Retail electricity sales by the Company are made pursuant to provisions of its long-term electricity sales concession agreements.

Pursuant to a concession contract signed by Escelsa on July 17, 1995 (the "Escelsa Concession Contract"), Escelsa was granted the right to supply electricity in 72 of the 77 municipalities that comprise the State of Espirito Santo through the year 2025. In 2025, the Escelsa Concession Contract may be renewed, at the discretion of the regulatory authorities, for an additional 30 years. The Escelsa Concession Contract establishes a tariff mechanism with three types of adjustments. Escelsa may periodically apply for the first type of adjustment, which takes into account the effects of inflation on Escelsa's tariffs in order to maintain the "economic and financial equilibrium" of Escelsa. The second type of adjustment permits Escelsa to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, that affect the "economic and financial equilibrium" of Escelsa. In addition, ANEEL has the right, every three years, beginning in July 1998, to adjust Escelsa's tariffs.

Escelsa primarily purchases electricity from Furnas Centrais Eletricas S.A. - Furnas ("Furnas") (under a long-term electric energy supply contract), which represented approximately 82% of its total energy sold. From the total energy supplied by Furnas, approximately 29% is generated by Itaipu (hydroelectric plant owned by Itaipu Binacional) and approximately 71% is generated by its own power plants.

Pursuant to the Enersul Concession Contract, Enersul was granted the right to distribute electricity in 72 of the 77 municipalities in Mato Grosso do Sul through year 2027. Supplying electric energy to over 90% of the State of Mato Grosso do Sul, with about 2.0 million people and a concession area of 329,270 km2, Enersul connected 24,246 new consumers in 2002 with a total of 2,754 GWh electric energy consumers as of December 31, 2002. Enersul generated from its 8 power plants approximately 4% of its energy sold. (All information unaudited).

In 2027, the Enersul Concession Contract may be renewed, at the discretion of the regulatory authorities, for an additional 30 years. Enersul also currently owns one-generation plant (Mimoso) owned by Enersul pursuant to a concession that was granted through the year 2027.

The Enersul Concession Contract establishes a tariff mechanism with a tariff adjustment formula (the "Formula"). The Formula is adjusted annually and, in the case of significant increases, may be adjusted upon request of Enersul. The numerator of the Formula is comprised of two components: one related to costs that Enersul does not control and should therefore be permitted to pass through to its final customers, including the cost of electricity it purchases and certain taxes, referred to as Parcel A costs, and the other related to costs related to transmission, distribution and its own generation, such as depreciation and amortization, personnel, materials and third party expenses, that are adjusted to protect the utility against the effects of inflation, referred to as Parcel B costs. The denominator of the Formula is Enersul's annual net revenues. In addition, ANEEL has the right, every five years, to adjust Enersul's tariffs to take into account efficiency gains achieved by Enersul, technological advances or improvements, a comparison of Enersul's tariffs with tariffs of foreign companies and the Brazilian economic situation.

Enersul primarily purchases electricity from Tractable and Itaipu (under a long-term electric energy supply contracts) - approximately 86% of its total energy needs.

As a result of changes in regulation in December 2001, the pricing provisions of the contract are now linked to a tracking account which permits accumulation of costs and recovery through future tariffs, changes for events such as exchange rate changes between the Brazilian real and the U.S. dollar. In addition to the annual adjustment, the Company may request additional rate adjustments arising from significant events that disrupt the economic and financial equilibrium of the business. Other normal, or recurring, events are also included as a specific tariff increase and may include normal increases in purchased power costs, taxes on revenue generated or local inflation. The Company has the burden to prove the impact on its financial or economic equilibrium, and there can be no assurance that such adjustments will be granted.

        c. Power Rationing and Government Measures to Compensate Electric Utilities

Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2,152-2 on June 1, 2001), creating the Chimera de Gets da Crise de Energia Eletrica, or Energy Crisis Committee. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818 on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populate areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ended on March 1, 2002.

On October 17, 2001, the Federal Government, through Provisional Measure No. 4, subsequently approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including the Company, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the surcharges.

     Based on Resolution GCE no. 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that, as from March 1, 2002, the surtax charged to customers who have exceeded their consumption quotas is no longer applicable, however the bonus regulated by
Article 4 of Resolution GCE no. 4, of 05/22/2001, was maintained until March 31, 2002.

On June 6, 2002, Decree no. 4,261 extinguished the Emergency Energy Crisis Management Chamber - GCE.

     The General Electric Energy Sector Agreement, to which the Company became a party on December 20, 2001, established mechanisms for settling contractual and administrative disputes, thus eliminating the threat of judicial or extra-judicial suits over issues arising from the electric energy-rationing period. The main points of the Agreement are as follows:


o        Renunciation to any plea or suit;

o        Purchase agreements for net contractual surpluses;

o        Agreements for reimbursement of free energy; and

o        Amendments to the Initial Contracts.

     Based on Provisional Measure no. 14, issued December 21 2001, converted into Law 10,438 on April 26 2002, and on other pertinent legislation, the Company calculated the amount of the revenue recomposition through an extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.



     At the same time, along with the other electric energy distribution utilities, the Company calculated the monthly variations in additional (Parcel "A") non-managed costs, and listed all the additional energy purchase costs in the Wholesale Energy Market - MAE ("Free Energy") to be reimbursed to electric generators.



     On March 8, 2002 and May 7, 2002, the Company sent ANEEL its calculations of tariff recomposition for 2001 and for January and February 2002 for validation. ANEEL declared that the right for compensation was conditional upon complete adherence to the General Energy Sector Agreement, as allowed for in Provisional Measure no. 14/01, GCE Resolution 91/01 and ANEEL Resolution 31/02.



     ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Parcel "A" costs) and 483 (concerning Free Energy), all dated August 29, 2002, approved the amounts of the revenue recomposition, for which the following extraordinary electricity tariffs were established:



o 2.9% for residential clients (except low income users), rural users and public lighting;

o    7.9% for all other clients.

     Under the terms of ANEEL Resolution no. 484, also dated August 29, 2002, the tariff recomposition will take place over a maximum period of 70 months (82 months - for Enersul), starting after December 2001.

     Studies undertaken by the Company indicate that these assets will be fully collected over the maximum term established, for which reason no provision for losses was set-up.

     The Brazilian Economic and Social Development Bank - BNDES - made available credit lines to finance 90% of the recoveries of losses from the Rationing Program, collateralized by the amounts to be collected under the extraordinary tariff recomposition. See Note 17.


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

     b.   Changes in Legislation Affecting Financial
              Statements After December 31, 1995

On December 26, 1995, the Brazilian government enacted Law no. 9,249 which eliminated inflation accounting for the effects of inflation as from January 1, 1996 for tax and financial reporting purposes. However, accounting practices adopted in Brasil ("Brazilian GAAP") continued to require inflation accounting up to December 31, 2000.

On March 19, 1996, the CVM issued Instruction no. 248 stating that quarterly and annual financial statements should be prepared in accordance with the Corporate Law method (which did not account for the effects of inflation). However, companies were allowed to present supplemental price-level adjusted financial information, in accordance with the standards previously adopted. If a company elected to prepare price-level adjusted financial statements for use outside Brazil, such statements should also be filed with the CVM in Brazil.

With the change in legislation, the CVM did not define a specific index to be used for the preparation of optional price-level adjusted financial statements. The Brazilian Institute of Independent Public Accountants ("IBRACON") recommended that either the IGP-M or the IGP-DI indices computed by the Getulio Vargas Foundation might be used for this purpose.

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

In March 2001, the "Conselho Federal de Contabilidade - CFC " issued Resolution No. 900, which was also approved by the CVM, establishing that inflation accounting was no longer required under Brazilian GAAP, as of January 1, 2001, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil's cumulative inflation for the three-year period ended December 31, 2002 has been under 100% the financial statements for 2002 and 2001 are expressed in nominal reais. Financial statements for periods prior to January 31, 2001 are expressed in constant Brazilian reais of December 31, 2000 purchasing power.

     c.   Presentation of Financial Statements

For Brazilian official financial reporting purposes, the Company prepared its 2000 financial statements under both the corporate law and constant currency methods. As explained in b. above, no inflation effects were recognized after December 31, 2000. The accompanying financial statements are a translation and adaptation of the financial statements previously published in the Portuguese language. Certain reclassifications and changes in terminology have been made in relation to the previously published financial statements and, additionally, notes have been expanded to conform more closely to the reporting practices prevailing in the United States of America.

The reconciliation of shareholders' equity and net income reported under the corporate law method and the amounts reflected in the accompanying consolidated financial statements for 2002, 2001 and 2000 are as follows:

     (i) Shareholders' Equity


                                                                       -------------------------------
                                                                               December 31,
                                                                       ------------------------------
                                                                           2002            2001
                                                                       -------------- ---------------
As reported in the corporate law financial statements                      223,021         731,403

Accounting for 2000 inflation not allowed
   under corporate law method-
          Investments                                                          234             333
          Goodwill                                                          55,243          56,801
          Property, plant and equipment                                    565,292         617,802
          Special liabilities                                              (79,623)        (79,623)
          Income tax and social contribution effect                       (160,348)       (177,709)
          Minority interest                                                (48,037)        (55,182)
                                                                       -------------- ---------------
As reported in the accompanying financial statements (adjusted for
   the effects of the price-level changes through December 31, 2000)       555,782       1,093,825
                                                                       ==============  ==============


        (ii)     Net Income (Loss)


                                                                         -------------------------------------------
                                                                             2002          2001           2000
                                                                         ------------- -------------- --------------
As reported in the corporate law financial statements                    (509,252)       (26,136)          3,752

Accounting for 2000 for inflation not allowed
   Under corporate law method-
         Investments                                                          (99)          (452)            244
         Goodwill - net of amortization                                    (1,558)          (384)         38,268
         Property, plant and equipment - net of depreciation              (52,510)       (59,451)         91,936
         Shareholders' equity                                                   -              -         (78,122)
         Income tax and social contribution effect                         17,361         19,764          (4,639)
         Minority interest                                                  7,145          6,583           1,208
                                                                         ------------- -------------- --------------
As reported in the accompanying financial statements (adjusted for
   the effects of the price-level changes through December 31, 2000)     (538,913)       (60,076)         52,647
                                                                         ============= ============== ==============


3.   SUMMARY OF ACCOUNTING POLICIES

The Company's accounting policies comply with Brazilian GAAP, which include the accounting principles specifically applicable to electric utility companies in Brazil as required by ANEEL. Certain accounting policies differ from U.S. GAAP. See Note 29 for further discussions of the differences and the reconciliation of shareholders' equity and net income to U.S. GAAP.

         3.1 - Regulated Accounting Policies

(a) Regulation -- During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the "agreement") with the Federal Government that provided resolution to all rationing related issues as well as to certain other electricity rate-related issues. The rate increase set forth in the agreement will remain in effect over a maximum period of 70 months for Escelsa and 82 months for Enersul.

     The agreement also considered the recovery of Parcel A costs, which are certain costs that each distribution company is permitted to defer and pass through to its customers through a future rate adjustments. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. However, due to uncertainty surrounding the Brazilian economy, ANEEL had delayed approval of some Parcel A rate increases. The agreement provided a tracking account mechanism, previously created in October 2001 through Executive Order No. 296 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred prior to January 1, 2001 are not recoverable through the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001 (see Note 6).

     As a result of various actions taken by the Federal Government and ANEEL in 2001 (see note 1.c.), the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company recorded deferred regulatory assets of R$392,352 at December 31, 2001, that it expects to pass through to its customers in accordance with and subject to regulatory provisions. The regulatory assets include R$213,934 and R$93,818 at December 31, 2001, for recovery of lost revenues due to rationing and Parcel A costs incurred in 2001, respectively. Additionally, the Company recorded deferred regulatory assets for the cost of energy traded on the spot market (energy not traded pursuant to contracts during the rationing period) ("free energy") in the amount of R$84,600, which will be recovered from consumers through an extraordinary rate increase authorized by ANEEL (see Note 6).

(b) Property, Plant and Equipment--These assets are stated at acquisition or construction cost, monetarily adjusted under the constant currency method through December 31, 2000. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets . On January 1, 1998, the Company adopted the new depreciation rates established by ANEEL in Resolutions no. 2/97 and 44/99, using an average rate of 4.5% and 4.6% in Escelsa and Enersul, respectively. The interest charges, monetary variations and foreign exchange differences accrued on loans and financing relating to construction work in progress are capitalized. Interest on the shareholders' equity portion of the financing of electric energy-related construction work in progress is also capitalized based on the "Taxa de Juros de Longo Prazo" - the Brazilian long-term interest rate (the "TJLP"), but limited to 10% per year through December 31, 1997. In 2001 and 2002, the Company capitalized interest on its own capital; the actual TJLP was used, without any limit. The corresponding amount is credited directly to a capital reserve. During 2000, the Company and its subsidiaries did not capitalize interest on shareholders' equity.

(c) Obligations Related do the Concession-- Refer to obligations linked to the concession agreement for electric utilities and represent basically Federal Union funds, donations requiring no return from the donor and subsidies and contributions received from consumers destined for investments in the public service of electric energy in distribution activity.

     These obligations will be deducted from the residual property, plant and equipment balance determined at the end of the concession period. As from January 1, 2002, the balance of this account is being classified as a deduction to property, plant and equipment.

(d) Materials and Supplies-- Materials and supplies used in operations and maintenance are recorded as current assets and those destined for construction are included in property, plant and equipment, both based on the average acquisition cost.

         3.2 - General Accounting Policies

(a) Marketable Securities-- Are recorded at cost plus accrued income, up to the closing date of the balance sheet, with necessary provisions made for devaluation to reflect market values, when applicable. Marketable securities are mainly represented by U.S. dollar-linked interest bearing public treasury notes.

(b) Accounts Receivable--Accounts receivable includes the supply of electric energy, both billed and unbilled, to customers as of December 31, accounted for on an accrual basis, and includes charges for late payments by customers as well as accounts receivables related to the extraordinary tariff recovery related to revenue losses during the electric energy rationing period, and energy sales on the spot market ("MAE")

(c) Provision for Doubtful Accounts-- Recognized in accordance with General Instruction no. 6.3.2 of the Accounting Standards for Public Electric Utilities, reflecting a conservative position in comparison with the Company's historical average losses.

(d) Investment-- The investments in subsidiary companies are recorded based on the equity adjustment method and presented on a consolidated basis in the accompanying financial statement. All intercompany balance and transaction are eliminated upon conciliation. Other investments including investments in ESC 90, are stated at cost, plus monetary restatement until December 31, 1995, net of provision for loss, when applicable.

(e) Goodwill--Goodwill represents the excess of the purchase price over the book value of Enersul, acquired as of November 25, 1997 by Magistra, and is being amortized over the term of the concession of Enersul - thirty years, since January 1, 1999 (ten years in 1998), based on the proportion of projected net income for each of those years. The Company changed the amortization period of the goodwill based on changes in the regulations issued by ANEEL.

(f) Assets and Liabilities Denominated in Foreign Currencies or Subject to Indexation--Assets and liabilities denominated in foreign currencies are translated into reais at the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in reais, and contractually or legally subject to indexation, are adjusted to the balance sheet date applying the corresponding index. Exchange gains and losses and monetary variation gains and losses are recognized in income on a current basis, except those related to construction work in progress, which are capitalized.

(g) Income Tax and Social Contribution--Income tax is accrued based on taxable income at the applicable income tax (25%) and social contribution tax (9%) rates. Deferred income tax and social contribution arising from temporary differences are accounted for under the liability method.

(h) Pension Plans -Escelsa and Enersul maintain a separate entities, Fundacao Escelsa de Seguridade Social - Escelsos ("Escelsos") and Fundacao Enersul, respectively, to administer defined benefit and contribution pension funds for their employees (see Note 25). The costs associated with pension plans are accrued when the contributions to the fund become due and are based on mathematical reserves determined by independent actuaries. As per CVM Rule 371 of 12/13/2000, starting in fiscal year 2002, publicly listed companies are required to disclose and recognize all liabilities related to pension and other post-retirement benefits. The CVM rule gives companies the option to recognize the initial transition obligation as of December 31, 2001, directly to shareholders' equity. Escelsa and Enersul adopted this option.

(i) Net Income (Loss) per Share--These amounts are calculated based on the number of shares outstanding at the balance sheet date.

(j) Revenue Recognition--Revenue for all services is recognized when earned. Billing for residential, industrial and commercial customers is performed monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month service was provided. Revenues from electricity sales to the final consumers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Value added tax ("VAT"), which is a state tax due on the sales to the final consumers, is billed to the consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as deduction of the gross revenue in a separate line in the statement of operations to disclose the net operating revenues.

(k) Use of Estimates--In preparing financial statements in accordance with BR GAAP, the Company's management is required to make certain assumptions and estimates with respect to the recording of assets, liabilities and transactions. Actual results in the future may differ from the estimates included in these financial statements. The most relevant estimates contained in the financial statements refer primarily to the accounting treatment given to the following:


          o Allowance for Doubtful Accounts; o Amounts related to sales and purchases of short-term energy occurred under Electric Power Wholesale Market (MAE) rules;

          o    Extraordinary tariff (regulatory asset) realization;

          o    Deferred income tax and deferred social contribution realization;

          o    Provision for Contingencies and Pension and Retirement Plans

(l) Consolidated Financial Statements--The consolidated financial statements comprise the balance sheet, the statement of operations and changes in financial position of Escelsa and its subsidiaries, Magistra Participacoes S.A. ("Magistra"), (holder of CESA and Enersul shares which were purchased on November 25, 1997 and Costa Rica Energetica Ltda.), TV a Cabo Vitoria S.A. ("TVIX") and Escelsapar. Magistra was formed on November 19, 1997, TVIX was formed on July 4, 1997 and Escelsapar was formed on August 31, 1999. Costa Rica Energetica Ltda. was organized as a result of a project carried out by a consortium formed by Enersul (51%) and DM Construtora de Obras Ltda (49%) in 1999. The financial statements of the subsidiaries have been included in the consolidated statements beginning the date of formation or purchase. All significant intercompany transactions and balances have been eliminated upon consolidation.

         3.3 - Constant Currency Presentation

In addition to the accounting practices described above, the following practices under Brazilian GAAP were adopted in the preparation of constant currency financial statements up to December 31, 2000:

          (l) Index--Up to December 31, 1995, the financial statements were price-level adjusted based on the variation of the UFIR. As from January 1, 1996 through December 31, 2000, the IGP-M was used.

          (m) Non-monetary Assets and Liabilities--Investments, property, plant and equipment special liabilities and shareholders' equity accounts were restated from the date the original transaction occurred to December 31, 2000. Other non-monetary assets and liabilities and certain receivables and payables for which the interest rates include a fixed inflation factor were not inflation adjusted because the net effect of the adjustments were considered immaterial to the financial position or results of operations.

          (n) Income Tax and Social Contribution--The deferred tax effects of the restatement of non-monetary assets and liabilities were accrued and recognized in results of operations. The deferred tax credit related to the restatement of shareholders' equity has been reclassified and charged to retained earnings since the credit does not represent an actual tax benefit.

          (o) Statements of Income, Changes in Shareholders' Equity and Changes in Financial Position--These statements were prepared as follows:

          o All components of these statements were price-level adjusted from the date or month they were first recorded through December 31, 2000.

          o Gains/losses on monetary items - those attributed to the variation in index, calculated on a monthly average basis, were allocated to the corresponding income or expense components in the statement of operations.

          (p) Prior Years' Financial Statements--All amounts in the financial statements for prior years were adjusted for price-level changes through December 31, 2000.

4.   MARKETABLE SECURITIES

                                                                December 31,
                                                       -------------------------------
                                                       -------------------------------
                                                          2002               2001
                                                       ------------      -------------
Bank deposits certificates                                      -                 31
Debt securities                                           296,329            256,678
Other                                                      10,291                150
                                                       ------------      -------------
                                                       ------------      -------------
         Total                                            306,620            256,859
                                                       ============      =============


Debt securities include bonds issued by the Central Bank of Brazil ("Notas do Banco Central"), with interest rates ranging from 9.99% per annum to 10.46% per annum plus exchange variation and maturity dates from March 2004 to November 2006. In the beginning of 2002, the Company set-up provisions for the reduction to market value of this entire NBC-E portifolio. Since then, the provision has been adjusted according to official market indicators, when this is lower than the acquisition cost.

5.   ACCOUNTS RECEIVABLE

This account includes both amounts billed to customers and accrued revenue relating to unbilled energy supplied to customers as of the balance sheet date. Fines arising from late payments to Escelsa and Enersul by other electricity companies are also included.


                                                       December 31,
                                           --------------------------------
                                                2002                2001
                                           ---------------    -------------
FINAL CUSTOMERS:
Billed                                           303,985          182,830
Unbilled                                         358,468          334,217
                                           ----------------   -------------
                                                 662,453          517,047
WHOLESALE:
Other distributors                                 2,830            4,963
Spot Market - Short-Term                          59,121           66,081
                                           ----------------   -------------
                                                 724,404          588,091
                                           ================   =============


                                            Current         Past-due        Past-due                 Total
                                                                                         -------------------------------
                                                         Up to 90 days    over 90 days       2002            2001
                                         --------------- --------------- --------------- ---------------- ----------------
FINAL CUSTOMERS:
Residential                                     51,021        29,227           1,924            82,172          57,769
Industrial                                      45,710         5,028           3,187            53,925          42,378
Commercial, services and other activities       30,381        11,191           5,484            47,056          34,710
Rural                                            9,563         3,772             459            13,794           9,105
Public authority:
  Federal                                        1,380         1,467           2,075             4,922           1,332
  State                                          2,704         3,361          12,033            18,098           9,581
  Municipal                                      2,762         2,653           4,701            10,116           4,567
Public lighting                                  6,691         4,870          13,305            24,866          10,698
Public service                                   3,929         1,363             132             5,424           3,685
Recoverable losses                              40,478            -                -            40,478          76,485
Free energy                                     19,118            -                -            19,118               -

                                            Current         Past-due        Past-due                 Total
                                                                                         -------------------------------
                                                         Up to 90 days    over 90 days       2002            2001
                                         --------------- --------------- --------------- ---------------- ----------------
Installment debts                               17,720         2,513           4,453            24,686            8,325
Other credits                                   18,275         1,545             434            20,254            7,682
                                         --------------- --------------- --------------- ---------------- ----------------
                                               249,732        66,990          48,187           364,909          266,317
                                         --------------- --------------- --------------- ---------------- ----------------
Other distributors
                                                  2,830           -                -             2,830            4,963
Spot Market - Short-Term                         51,039           -                -            51,039           66,081

Spot Market - Others                              8,043           -               39             8,082                -

                                         --------------- --------------- --------------- ---------------- ----------------
Other distributors                               61,912           -               39            61,951           71,044

                                         --------------- --------------- --------------- ---------------- ----------------
TOTAL                                           311,644       66,990          48,226           426,860          337,361
                                         =============== =============== =============== ================ ================

LONG TERM ASSETS:
FINAL CUSTOMERS:

Recoverable losses                              169,142          -               -             169,142          137,449
Free energy                                      78,551          -               -              78,551           84,600
State VAT (Vale do Rio Doce)                     28,559          -               -              28,559           17,122
Spot Market - Short-Term                          5,882          -               -               5,882                -
Other credits                                    15,410          -               -              15,410           11,559

                                         --------------- --------------- --------------- ---------------- ----------------
 TOTAL                                          297,544          -               -             297,544          250,730
                                         =============== =============== =============== ================ ================

     The amounts of R$51,039 and R$5,882, related to short term supply included in the current and non-current assets, respectively, represent the commercialization of energy in the spot market, for the period September 2000 to December 2002, based on a preliminary calculation prepared and disclosed by MAE. The financial settlement of those amounts, including the balances in current liabilities of R$11,737, related to short-term energy - MAE and R$24,808 related to system services charges (notes 6 and 15), was scheduled for November 22, 2002, but was postponed in view of the new agreement among the companies in the sector and the Government. In accordance with the new agreement, 50% of the net balance receivable of R$10,584, for the period September 2000 to September 2002 should be liquidated up to December 2002 and the remaining balance liquidated after the completion of the audit to be made for such purpose. Up to December 31, 2002, the Company received the amount of R$4,764, corresponding to 45% of the net balance receivable. In accordance with the rules of this market, the unsettled balance receivable of the first installment, in the amount of R$5,820 should be bilaterally negotiated by the companies.


     The recorded amounts of energy in the short-term and free energy may change depending on the outcome of the litigation processes under way, filed by certain companies, with respect to the interpretation of market rules in effect. Such companies, not included in the rationing area, obtained an injunction, which annuls Dispatch no. 288 of ANEEL, of May 16, 2002, whose objective was to provide companies in the sector with clarification as to the treatment and form of application of certain accounting rules included in the General Agreement of the Electric Energy Sector. The claim filed by such companies involves the commercialization of ITAIPU's quota in the Southeast/Center-West during the 2001-2002 rationing period, when there was a significant discrepancy of prices in the short-term energy among the sub-markets.

6.      GENERAL AGREEMENT - ELECTRIC ENERGY SECTOR



     The General Electric Energy Sector Agreement, to which the Company became a party on December 20, 2001, established mechanisms for settling contractual and administrative disputes, thus eliminating the threat of judicial or extra-judicial suits over issues arising from the electric energy-rationing period. The main points of the Agreement are as follows:

o    Renunciation to any plea or suit;

o    Purchase agreements for net contractual surpluses;

o    Agreements for reimbursement of free energy; and

o    Amendments to the Initial Contracts.



     Based on Provisional Measure no. 14, issued December 21 2001, converted into Law 10,438 on April 26 2002, and on other pertinent legislation, the Company calculated the amount of the revenue recomposition through extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.

     At the same time, along with the other electric energy distribution utilities, the Company calculated the monthly variations in additional (Parcel "A") non-managed costs, and listed all the additional energy purchase costs in the Wholesale Energy Market - MAE ("Free Energy") to be reimbursed to electric generators.

     On March 8, 2002 and May 7, 2002, the Company sent ANEEL its calculations of tariff recomposition for 2001 and for January and February 2002 for validation. ANEEL declared that the right for compensation was conditional upon complete adherence to the General Energy Sector Agreement, as allowed for in Provisional Measure no. 14/01, GCE Resolution 91/01 and ANEEL Resolution 31/02.

     ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Parcel "A" costs) and 483 (concerning Free Energy), all dated August 29, 2002, approved the amounts of the revenue recomposition, for which the following extraordinary electricity tariffs were established:

o 2.9% for residential clients (except low income users), rural users and public lighting;

o    7.9% for all other clients.

     Under the terms of ANEEL Resolution no. 484, also dated August 29, 2002, the tariff recomposition will take place over a maximum period of 70 months (82 months - for Enersul), starting after December 2001.

     Studies undertaken by the Company indicate that these assets will be fully collected over the maximum term established, for which reason no provision for losses was set-up.

     The Brazilian Economic and Social Development Bank - BNDES - made available credit lines to finance 90% of the recoveries of losses from the Rationing Program, collateralized by the amounts to be collected under the extraordinary tariff recomposition. See Note 17.

     6.1 - Recovery of electric energy consumption losses

     These losses, which are part of the extraordinary tariff recomposition, developed as follows during the fiscal year:

                                                       ----------------------------------------
                     DESCRIPTION                            CURRENT            NON-CURRENT
------------------------------------------------------ -------------------  -------------------
Losses incurred from June 1 to December 31
   2001 as calculated by the Company                               76,485              137,449
Adjustment - approved by ANEEL                                          -              (23,220)
                                                       -------------------  -------------------
Balance of losses 2001                                             76,485              114,229
                                                       -------------------  -------------------
Losses incurred from January 1 to February 28
   2002 as calculated by the Company                                    -               45,559
Adjustment - approved by ANEEL                                          -               (3,000)
Appeal to ANEEL (*)                                                     -                3,000
                                                       -------------------  -------------------
Balance of losses 2001/2002                                        76,485              159,788
                                                       -------------------  -------------------
Recovered through tariff increases                                (68,757)                   -
Transfers from non-current to current                              32,750              (32,750)
SELIC Index adjustment                                                  -               42,104
                                                       -------------------  -------------------
Balance as of December 31, 2002                                    40,478              169,142
                                                       ===================  ===================


(*) Appeal to ANEEL to rectify the effective amount of the margin losses related to January and February 2002.


     These amounts receivable were debited to accounts receivable in the Company's current and non-current assets, with a corresponding credit to "Revenues not yet billed". The adjustments arising from ANEEL's validation, as shown in the above table, were debited or credited to these same accounts during 2002.


        6.2 - Free Energy

     Free Energy refers to electric energy that was generated during the rationing period and was not part of the initial contracts or any equivalent contracts.

According to the Free Energy Reimbursement Agreement, the electric energy generators, based on article 2 of Law 10,438, paid market prices for the free energy allocated to them by MAE (MAE prices) for the whole duration of the Emergency Program for Reducing Electric Energy Consumption.

The electric energy distributors, with the collection of the extraordinary tariff recomposition, will reimburse the generators for the difference between the MAE price and R$49.26 per MWh.

The amounts of these reimbursements were calculated according to MAE settlement accounts and were shared pro rata among electric energy distributors, proportionally to each one's consumption of energy in the National Interconnected Electricity System.

The reimbursement amounts to the electric energy generators were accounted for as follows:


                                                                 --------------------------------------
                          DESCRIPTION                                CURRENT         NON-CURRENT
-------------------------------------------------------------------------------------------------------
Transactions from June 1, 2001 through  February 28, 2002                      -          97,669
Transfers                                                                 19,118         (19,118)
                                                                 ---------------- ---------------------
Balance on December 31, 2002                                              19,118          78,551
                                                                 ================ =====================

These amounts receivable were debited to accounts receivable in the Company's current and non-current assets, with a corresponding credit to "Revenues not yet billed". A credit in the same amount was made to an "Energy Suppliers" account in the current and long-term liabilities, while a corresponding entry was debited to "Energy purchased for re-sale - short-term" in the income statement.



        6.3 -  Variation of Parcel "A" items

     The electric energy distribution concession agreements establish amounts for each item of exogenous costs that are part of operating expenses and are part of the variable costs, known as Parcel "A" of the "Percentage Tariff Increase - IRT" formula as follows:


o    Pass-through of tariff related to energy purchased from Itaipu Binacional;

o    Pass-through of transport costs for electric energy from Itaipu Binacional;

o    Quota for the Fuel Consumption Account - CCC;

o    Costs for transmission infrastructure usage on the basic grid;

o    Compensation for use of water resources;

o    System's Service Charges - ESS;

o    Energy purchased as established in the Initial Contracts;

o    Quota for the Global Reversion Reserve - RGR;

o    Electric energy service enforcement fee; and

o    Connection charges.


Provisional Measures no. 2,227 and no. 14 of September 4, 2001 (converted into Law no. 10,438 of April 26, 2002), of December 21, 2001 and ANEEL's Resolution no. 90 of February 18 2002, set up a tracking account for recording the differences, positive or negative, between the amount of each of these items from the date of the last tariff increase to the date it was effectively paid.

The balance of this tracking account is being financially compensated based on the SELIC interest rate.


     These amounts are recognized in a "Prepaid Expenses" account under current and non-current, with a balancing credit to the appropriate items in "Operating Expenses" classified by nature.


        6.3.1 - Parcel "A"


     The Parcel "A" Cost Variations Compensation Account - CVA was credited with R$63,860. This covers the period from January 1 to October 25 2001 and is part of the regulatory assets that will be received with the collection of the extraordinary tariff recomposition.


     The Parcel "A" amounts used to calculate the extraordinary tariff recomposition were established as follows:


                          TIME-LINE                                      NON-CURRENT
------------------------------------------------------------------------------------------
Costs from January 1, 2001 through October 25, 2001                                63,860
Adjustment approved by ANEEL                                                        3,956
SELIC remuneration                                                                 12,858
PIS/COFINS                                                                          1,529
                                                              ----------------------------
Balance on December 31, 2002                                                       82,203
                                                              ============================


The increases validated by ANEEL were accounted for as adjustments to these accounts during fiscal year 2002.

        6.3.2 - CVA


     Amounts registered as CVA are cost variations that are not part of the extraordinary tariff recomposition, from October 26, 2001 onwards and are the following:



                                                       December 31
                                            -----------------------------------
                                                  2002              2001
                                            -----------------  ----------------
ASSETS





Current
  Prepaid expenses
    CVA                                             23,643            7,816
    Other                                              833              794
                                            -----------------  -------------
                                                    24,476            8,610
                                            -----------------  -------------
Non-current
  Prepaid expenses
    CVA                                             60,170           22,142
                                            -----------------  -------------

LIABILITIES
Current
    CVA                                             10,226              226
                                            -----------------  --------------

Non-current
    CVA (*)                                          32,019             452
                                            -----------------  --------------


     (*) The CVA amount in 2002 includes R$24,808 related to system services charges.


According to the legislation, these amounts are to be amortized by adjustments that ANEEL will make at each annual tariff review, according to the positive or negative balances accumulated in the tracking account.


        6.4 - Net contractual surpluses



These refer to the difference between the power sold by the concessionaire and the total volume of its energy resources (initial contracts and equivalents, Itaipu quota-share and own generation). As provided for under the Agreement for the Purchase of Net Contractual Surpluses, these surpluses were not sold during the rationing period, but were returned, at zero cost, to the market agents with short-term exposure. From the end of rationing through December 31, 2002, these net contractual surpluses were negotiated through MAE at R$73.39 per MWh.


7.      LOW INCOME CONSUMERS



     Law No. 10,438, of April 26, 2002 set forth the guidelines for classifying the low income residential sub-category, which was defined as a consumption unit with monthly consumption of less than 80 kWh. Decree no. 4,336 of August 15, 2002 expanded the rules to include units with monthly consumption of up to 220 kWh.

     As a result, the Company calculated the loss of revenue at R$18,718, exclusive of VAT tax. This amount was credited to a "Revenue from Electric Energy Operations" account in the income statement, with a corresponding offset account to a long term asset denominated "Other credits - Others", in accordance with ANEEL Resolution no. 514 of September 16, 2002. This accounting treatment needs to be ratified by ANEEL as a necessary condition for the Company to be able to qualify for financial assistance with RGR funds from ELETROBRAS.



8.       TARIFF BONUS AND SURCHARGES

According to Provisional Measure 2,147 of May 15, 2001 and subsequent amendments, as well as regulations from the Energy Crisis Management Chamber - CGE, the Company charged surtaxes to customers who exceeded their consumption quotas up to February 2002, and granted bonuses to customers who reduced consumption to levels below their quotas, during the rationing period.

The financial accounting criteria for these events, defined as per ANEEL Rule 299 of July 27, 2001, did not have an impact on the Company's results and the corresponding amounts are classified as below:

                                                                            December 31,
                                                                  ----------------------------------
                                                                        2002             2001
                                                                  ----------------------------------
        ASSETS
Current (accounts receivable)
  Bonus balance (invoiced (-) received)                                  (53)          (7,026)
  Surtax - accounts receivable                                         2,532            6,192
                                                                  --------------- ------------------
                                                                       2,479             (834)
                                                                  --------------- ------------------
Non-current assets
  Invoiced bonus                                                          57           38,877
  Costs incurred by Company to be reimbursed                           9,661            8,787
                                                                  --------------- ------------------
                                                                       9,718           47,664
                                                                  --------------- -------------------
TOTAL                                                                 12,197           46,830
                                                                  =============== ===================
LIABILITIES
Long term
  Surtax charged                                                        (745)          16,819
  (-) ICMS tax on surtaxes                                               170           (3,552)
  (-) 2% to cover costs                                                   11             (119)
                                                                  ----------------------------------
TOTAL                                                                   (564)          13,148
                                                                  ----------------------------------
Balance receivable - Ministry of Mines and Energy                     12,761           33,682
                                                                  ==================================

     Based on Resolution GCE no. 117, of 02/19/2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that, as from March 1, 2002, the surtax charged to customers who exceeded their consumption quotas was no longer applicable; however, the bonus regulated by
Article 4 of Resolution GCE no. 4, of 05/22/2001, was maintained until March 31, 2002

     On June 6, 2002, Decree no. 4,261 extinguished the Emergency Energy Crisis Management Chamber - GCE.


9.      RECOVERABLE TAXES


The credits to be recovered are comprised of the following:

                                                            December 31,
                                                     ---------------------------
        RECOVERABLE TAXES                                    2002         2001
        ------------------------------------        ---------------------------
        Withholding income tax                              54,009       67,521
        Social contribution on net income                    3,812        3,782
        ICMS to be recovered                                 4,612        5,836
        Other                                                6,110        4,067
                                                     ---------------------------
                                                            68,543       81,206
                                                     ===========================
                                      F-28

10. RELATED COMPANIES

                                                                                   December 31,
                                                                           ------------------------------
       COMPANIES                            TRANSACTION                           2002         2001
------------------------ --------------------------------------------------- ----------------------------

ESC 90                   Pass-through of costs and mutual contracts                65,039       52,501
OTHER AFFILIATED         Pass-through of costs                                        466          348
                                                                             --------------- ------------
                                                                                   65,505       52,849
                                                                             =============== ============

     The Company does not engage in transactions or agreements with related companies under terms or conditions more/less favorable than would be exercised with third parties. The transactions refer essentially to pass-through of costs to/from related companies.

     The financial statements primarily show the balance of inter-company loans between the Company's related company MAGISTRA and its subsidiary ESC90, as detailed below, which were made at similar terms to those current in the Brazilian financial market. The terms and conditions of the main obligations are as follows:

     1) Interest rate: TJLP + 4% per annum;
                Maturity: November 2004;
                Balance: R$5,338 (R$ 4,678 on 12/31/2001)

     2)       Interest Rate: 100% of CDI;
                Maturity: several dates through December 31, 2003;
                Balance: R$ 59,701 (R$47,823 on 12/31/2001)

MAGISTRA's financial income from its subsidiary ESC90, totaling R$10,070 (R$6,048 on 12/31/2001) is recorded as "Other financial income". The loans are guaranteed by promissory notes corresponding to 125% of principal.

11.  ASSETS HELD FOR SALE - UTE CAMPO GRANDE


In view of the decision of Company's management to sell these assets, an appraisal was undertaken of all the costs incurred with the project, including the thermoelectric plant itself, substations and associated distribution lines, for the purpose of accounting for these as part of current assets, and a provision was recorded to reduce the book value of the assets to the market value. As a result the Company charge the amount of R$51,957 to non-operating expense.


                                                           December 31,
                                                  ------------------------------
                                                              2002
                                                  ------------------------------
UTE Campo Grande                                                         75,849
Substations and associated distribution lines                             1,571
Other substations                                                           428
Adjustment to market value                                              (51,957)
                                                  ------------------------------
                                                  ------------------------------
Balance                                                                  25,891

                                                  ==============================


12.   ESCROW AND OTHER DEPOSITS

                                                      December 31,
                                       ----------------------------------------
                                       ----------------------------------------
TYPE                                          2002                 2001
-------------------------------------- -------------------  -------------------
-------------------------------------- -------------------  -------------------
Escrow deposits (see note 20)                     133,935              116,198
Deposits - STN                                      5,956                3,613
                                       -------------------  -------------------
                                                  139,891              119,811
                                       ===================  ===================


13.   PROPERTY, PLANT AND EQUIPMENT

                                                          December 31,
                                             -----------------------------------
                                                    2002              2001
                                             -----------------  ----------------
IN SERVICE:
   Generation                                       288,069          284,898
   Transmission                                      19,178           18,770
   Distribution                                   2,794,503        2,689,829
   Administration                                   329,530          310,023
                                             -----------------  ----------------
                                                  3,431,280        3,303,520
                                               ----------------- ---------------
   (-) Accumulated depreciation                  (1,413,215)      (1,275,242)
                                               ----------------- ---------------
                                                  2,018,065        2,028,278
                                               ----------------- ---------------
UNDER CONSTRUCTION:
     Generation                                      62,473           53,859
     Transmission                                     1,796            1,126
     Distribution                                   141,411          190,666
     Administration                                  12,235           19,626

                                               ----------------- ---------------
                                                    217,915          265,277
                                               ----------------- ---------------
          Total                                   2,235,980          2,293,555
(-) Obligations related to the concession          (268,505)          (262,320)
                                               ----------------- ---------------
                                                  1,967,475          2,031,235
                                               ================= ===============


On February 13, 1995, Law no. 8,987 was enacted, changing the regulations for public service concessions for generation, transmission and distribution of electric energy. On July 7, 1995, Law no. 9,074 was enacted, establishing rules for the renewal and approval of concessions. The principal aspect of such laws that may affect the Company is the fact that concessions for the generation, transmission and distribution of electric energy will last a sufficient period to amortize the investments, limited to 35 and 30 years, respectively. These concessions may be extended for one period of up to the same duration, at the discretion of the regulatory authorities.

On July 11, 1995, the date of Escelsa's privatization, a new concession contract was signed, which granted the right to generate, transmit and distribute electric energy in virtually all of the State of Espirito Santo through the year 2025. In the event of a change of control, Escelsa must continue to observe all the conditions established in the contract .

On November 19, 1997, the date of Enersul's privatization, a new concession contract was signed, which granted the right to generate, transmit and distribute electric energy in virtually all of the State of Mato Grosso do Sul through the year 2027. In the event of a change of control, Enersul must continue to observe all the conditions established in the contract.

In January 1998, Escelsa and Enersul implemented the new depreciation rates determined by ANEEL Resolution no. 002/97. Due to the new depreciation rates, Escelsa's average annual rates changed from 3.4% to 4.5%, and Enersul's average annual rates changed from 3.3% to 5.0%.

     In accordance with ANEEL Resolution no. 044 of March 17, 1999, the main rates of depreciation per macro area of activity are as follows:

                                                       Annual
GENERATION                                     depreciation rate (%)
                                              --------------------------

General equipment                                   10.0
Water intake equipment                               3.7
Water intake structure                               4.0
Reservoirs, dams and piping                          2.0
Turbine                                              2.5
TRANSMISSION
System controller                                    2.5
General equipment                                   10.0
System structure                                     2.5
Switches                                             4.3
DISTRIBUTION
Capacitors                                           6.7
Distribution key                                     6.7
System controller                                    5.0
System structure                                     5.0
Tension regulator                                    4.8
Transformer                                          5.0
COMMERCIALIZATION                                    4.0
CENTRAL MANAGEMENT
Machines and equipment                              10.0
Buildings and improvements                           4.0
Vehicles                                            20.0

  Obligations related to the concession is comprised of the following balances:


                                                       December 31,
                                             ---------------------------------
                                                  2002              2001
                                             ---------------   ---------------
        Consumers' contributions                  255,366           249,181
        Other                                      13,139            13,139
                                             ---------------   ---------------
                                             ---------------   ---------------
         Total                                    268,505           262,320
                                             ===============   ===============


Consumers' contributions consist of assets provided to the Company by certain residential, rural and industrial customers to facilitate connection or in case of low return on the investment by the Company.

The following amounts of interest expense and inflationary effects were capitalized in Property, Plant and Equipment:

                                                                 2002         2001          2000
                                                                ------------- ------------ -------------
        Interest on loans and financing                           254,148      176,083       137,354
        (-) Transfer to property, plant and equipment             (18,047)     (14,633)      (26,469)
                                                                ------------- ------------ -------------
          Net                                                     236,101      161,450       110,885
                                                                ============= ============ =============



                                                                 2002         2001          2000
                                                             ------------- ------------ -------------
Inflationary effects                                             601,940      193,409        94,621
(-) Transfer to property, plant and equipment                     (6,218)      (4,902)       (6,139)
                                                             ------------- ------------ -------------
          Net                                                    595,722      188,507        88,482
                                                             ============= ============ =============



14.   GOODWILL

On November 25, 1997, the Company paid R$825,937, to acquire a 55.4% controlling interest (76.5% voting interest) in Enersul. The difference between net assets acquired and the purchase price was recorded as goodwill totaling R$479,751 monetarily adjusted from the purchase date. The goodwill recorded by the wholly-owned subsidiary MAGISTRA, generated by the difference between the amount paid and the book value of ENERSUL stocks, acquired on 11/25/1997, is based on the company's future profitability and is being amortized proportionally to the company's projected results, during the term of ENERSUL's concession, over thirty years beginning January 1, 1998.


                                                December 31,
                                       -------------------------------
                                           2002             2001
                                       --------------  ---------------
   Goodwill                                479,751          479,751
   Accumulated amortization               (52,042)         (39,981)
                                       --------------  ---------------
                                           427,709          439,770
                                       ==============  ===============


15.   SUPPLIERS

                                                        December 31,
                                            -----------------------------------
                          CURRENT               2002              2001
------------------------------------------ ------------------------------------
Electricity suppliers:
  FURNAS                                          35,210             53,009
  ITAIPU                                          35,884             38,542
  TRACTEBEL                                       12,086             12,786
  ELETROSUL                                        1,515              1,172
  Spot market - short-term energy                 11,737             19,925
  ONS and other suppliers                         12,648             31,141
  Free energy                                     19,118                  -
  Other                                           11,692              8,017
                                           ----------------   ---------------
                                                 139,890            164,592
Materials and service providers                   15,725             14,384
                                           ----------------  ---------------
 TOTAL                                           155,615            178,976
                                           ================  ===============

              LONG-TERM
        -------------------------------------------------
        Electricity suppliers:
          Free energy                                  78,551            84,600
          Other                                         5,230                 -
                                            -----------------------------------
                                                       83,781            84,600
                                            ===================================

16.   FINANCIAL INSTRUMENTS

The Company's business entails the distribution and sale of electric energy for customers within its concession area - the state of Espirito Santo and the state of Mato Grosso do Sul - and therefore significant financial instruments are related to the following transactions:

o Balances of non-current accounts receivable and long-term accounts payable related to the extraordinary tariff recomposition and therefore not subject to adjustments to market value;
o Investments in short term mutual funds and/or fixed income investments recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;
o Equity participation in other companies are in most cases shares that are not publicly traded;
o Loans held by the Company are mainly long-term, and are from specific funding sources.



16.1  Exchange Rate and Interest Risks

     The book value of the principal financial instruments held by ESCELSA are:

                                                       December 31
                                               ----------------------------
                                                  2002           2001
                                               -------------  -------------
      Marketable securities                         306,620        256,859
      Loans and financing - long-term             2,223,718      1,498,063

     A portion of the loans and financing are comprised of financing from government entities ELETROBRAS and BNDES.

     As the market rate (or opportunity cost of capital) is set by these government entities, taking into consideration the risk premium relative to the sector's activities and that in the absence of other financing sources or other market options and/or means to estimate the market value of such options in light of the Company's business or sector-specific circumstances, the market value of these domestic loans shall correspond to their book value, as shall other financial assets and liabilities.

     As mentioned in Note 17, foreign currency financing was obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk. Such risk may cause the Company to incur losses due to foreign currency exchange fluctuations, which may increase liabilities denominated in foreign currency.

     The net exposure to foreign currency risk related to Senior Notes as of December 31, 2002 and December 31, 2001 is shown below:


                                       BOOK VALUE                    FAIR VALUE
                              -----------------------------  ----------------------------
                                  2002            2001           2002           2001
                              -------------   -------------  -------------  -------------
Senior Notes                     1,522,704         999,995        944,076        864,996
Other loans and financing          241,878         149,904        241,878        149,904
U.S. dollar assets               (296,329)       (256,678)      (296,329)      (256,678)
                              -------------   -------------  -------------  -------------
Net Exposure                     1,468,253         893,221        889,625        758,222
                              =============   =============  =============  =============

     The method used to determine the fair value of the Senior Notes obligation was the average market price, as of December 31, 2002, as per the security's trading activity at the end of each fiscal period, as provided by a transaction report in New York, USA, prepared by Salomon Smith Barney. For the U.S. dollar assets, the contract market price at the end of the fiscal period was used, which is equal to book value.

     In addition, the Company held derivatives contracts to reduce the above-referred net exposure, which yielded credits to the income statement, in the monetary variations account, for gains of R$23,204. The contracts in effect as of December 31, 2002 are listed bellow:


      FINANCIAL         DATE                               AMOUNT         PARAMETERS (RATES %)               GAIN AT
      INSTITUTION       TRANSACTION         MATURITY                      BANKS               ESCELSA      12/31/2002
      --------------------------------------------------------------------------------------------------------------------

      Banco BBA         11/07/02            07/01/03       48,343         16,00 + Exchange    1,03 - CDI   11.689
      Banco Pactual     03/28/02            01/14/03       19,381         4,32 + Exchange     1,04 - CDI   8,035
      Banco Itau        12/27/02            07/15/03       21,856         18,60+Exchange rate 1,00 - CDI   38
                                                                                                           ---------------
                                                                                                           19,762
                                                                                                           ===============




     In the consolidated financial statements, the loans and financing of the companies in the EXCELSA System were obtained at the usual rates and charges in the Brazilian and the international markets for funding of investments in the electric energy sector in their concession areas of the electric energy public service.

     The subsidiary MAGISTRA consolidates the foreign currency (US$) financial liabilities of its subsidiaries ENERSUL and CESA. In order to reduce foreign exchange-related risk, swap instruments were used to hedge a portion of these liabilities, as shown in explanatory note No. 17.

     The indices used in these instruments are IGP-M plus interest of between 11.7% p.a. and 12.01% p.a., and CDI plus interest of between 0.95% p.a. and 2.6% p.a.

     Considering the depreciation of the Real during the period, these hedge transactions yielded gains of R$29,028, recognized in the income statement in the monetary variations accounts.

     This debt consists of:

                                     AMOUNT                     GAIN AT
                        -----------------------------------    ----------
                                ASSETS       LIABILITIES         2/31/2002
   ------------------------------------  ------------------  ------------------

   Swap contracts              97,202         90,802              6,400



     For the remaining contracts, given the specific nature of these transactions and the unavailability of information for determining a market value for this type of financial instrument in a cost effective manner, and taking into consideration the risk to the Company, its strategy and debt management practices, Management estimates that the market values of these instruments are equal or very close to their book values.

16.2 Credit Risk

     There is a possibility that the Company may incur losses due to non-payment by its customers. To mitigate this risk, the Company maintains the right to cut-off the supply of electric energy in the event that a customer fails to make payment in accordance with the time-periods defined by legislation and specific regulations. A provision for doubtful account liquidations is established in an amount deemed sufficient by Management to cover potential accounts receivable risks.


17.  LOANS AND FINANCING

17.1 Description

                                                                           December 31,
                               --------------------------------------------------------------------------------
                                                 2002                                    2001
                                --------------------------------------- ----------------------------------------
                                 Interest         Principal             Interest        Principal
                                    and    ---------------------------     and   ---------------------------
                                   Other      Current      Long-term     Other      Current        Long-term
                                  Charges                               Charges
                                ---------  ------------   ----------    -------  -----------       -----------
Local Currency:
  ELETROBRAS                  (b)    253       13,490        54,117          547       23,070        53,415
  BNDES-MAGISTRA              (c)    961       39,220        39,220        1,360       37,818        75,636
  BNDES-ESCELSA               (d)  2,787       40,647       149,396        1,268       22,056       169,185
  BNDES-ENERSUL               (e)    269       13,966        54,609          291       13,466        66,123
  BNDES-RATIONING LOSSES      (m)    716       33,197       195,157            -            -             -
  BNDES-CESA                  (n)    305            -        39,589            -            -             -
  Banco do Brasil - FCO       (f)    573            -        30,000          199            -        20,000
  Banco Bilbao Vizcaya - BBVA (l)      -        3,980             -          249       15,996             -
  Banco do Brasil S.A         (l)    296       27,500             -            -       10,000             -
  Banco Alfa                  (l)    756       33,300             -          138       30,550             -
  Banco HSBC                  (l)      -            -                         21        1,862             -
  Citibank                    (l)      -            -             -        1,503       22,546             -
  Others                             391       10,701       18,172           274       12,885        20,371
                              ------------ ------------  ----------- ------------- ------------  ------------
                                   7,307      216,001      580,260         5,850      190,249       404,730
                              ------------ ------------  ----------- ------------- ------------  ------------
Foreign Currency:
   Senior Notes               (a) 69,791            -     1,522,704       45,833            -       999,995
   Banco B.B.A. FMO           (g)    535        4,410        11,568          313       22,596        11,049
   BRADESCO                   (h)  1,009       24,014             -           60       11,549             -
   UNIBANCO                   (i)      -            -        12,727           51       11,318        11,519
   Banco Itau                 (j)    579       16,570                         20       10,219             -


                                                                           December 31,
                               --------------------------------------------------------------------------------
                                                 2002                                    2001
                                --------------------------------------- ----------------------------------------
                                 Interest         Principal             Interest        Principal
                                    and    ---------------------------     and   ---------------------------
                                   Other      Current      Long-term     Other      Current        Long-term
                                  Charges                               Charges
                                ---------  ------------   ----------    -------  -----------       -----------
   BBA-EIB                    (g)    259        9,636        47,603          196            -        37,591
   BBA                             3,747       49,084             -            -            -             -
   BBV                                58       15,742             -            -            -             -
   National Treasury - STN    (k)    551        1,668        48,856          464          884        33,179
                                 -------- ------------  ------------ ------------- ------------  ------------
                                  76,529      121,124     1,643,458       46,937       56,566     1,093,333
                              ----------- ------------  ------------ ------------- ------------  ------------
                                  83,836      337,125     2,223,718        52,787      246,815     1,498,063
                              ---------- ------------  ------------ ------------- ------------  ------------
                              ---------- ------------  ------------ ------------- ------------  ------------
Banco B.B.A. FMO - Long term  (g)      -                                      234            -             -
UNIBANCO - Long term          (i)  3,590            -             -         1,055            -             -
                                 -------- ------------  ------------ ------------- ------------  ------------
                                   3,590            -             -         1,289            -             -
                               ---------  ------------  ------------ ------------- ------------  ------------
                              ---------   ------------  ------------ ------------- ------------  ------------
 TOTAL                            87,426      337,125     2,223,718        54,076      246,815     1,498,063
                              =========== ============  ============ ============= ============  ============


a) Senior Notes refer to the overseas funding transaction, through the issuance of "Senior Notes," with a principal balance on December 31, 2002 of R$ 1,522,704 or US$ 430,958 thousand. The securities mature in 2007, and carry an interest rate of 10% per annum, which is payable every six months on January 15 and July 15 of each year. On May 21, 1998, ESCELSA registered the Senior Notes with the SEC - Securities and Exchange Commission, in the United States of America, as per the Securities Act of 1933.

     The indirect controlling shareholder EDP-Eletricidade de Portugal S.A. made A public offer for the acquisition and request of renunciation related to the notes, and acquired the principal amount of US$205,796 thousand, effective December 23, 2002. Before making such an offer, EDP held a total of US$151,575 thousand in Notes representing approximately 35% of the total issuance. Thus EDP became the holder of a total of US$357,371 of Notes, representing around 83% of the total issuance.

b) The financing from ELETROBRAS is being used to finance the Generation and Distribution Program. Monthly amortization is scheduled through May 15, 2022 with monetary correction and interest rates varying between 6% and 12% per annum.

c) The financing from BNDES for the subsidiary MAGISTRA was related to the acquisition of ENERSUL's controlling shares. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus a spread of 4% per annum, and 11 semi-annual amortization payments beginning November 15, 1999 and extending through November 2004.

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

h) Financing from Bradesco for ENERSUL was secured to cover payments to suppliers at an interest rate of 7.30% to 8.40% per annum, indexed to the foreign exchange rate to United States Dollars, with liquidation in March of 2003. The financing is hedged against currency fluctuations by way of swap contracts.

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

j) Financing from ITAU was secured mainly to cover payments to suppliers at an interest rate of 1.50% per annum, indexed to the foreign exchange rate to United States Dollars, with a lump-sum payment in June 2003. The financing is hedged against currency fluctuations by way of swap contracts.

k) Financing from National Treasury STN-DMLP was secured for the Distribution Lines and Substation Investment Program at an interest rate of 5.2% to 8.2% per annum, indexed to the foreign exchange rate to United States Dollars.

l) Financing from BBVA, Banco do Brasil, Banco Alfa, HSBC and Citibank was secured to amortize mutual obligations with MAGISTRA and for investments in the UTE Campo Grande, at a rate of 104% to 116.4% of CDI.

m) The BNDES financing obtained by ESCELSA and ENERSUL is being used for finance 90% of the recoveries of losses incurred by the Company during the Energy Rationing Program, collateralized by the amounts to be collected under the extraordinary tariff recomposition. The loan interest rate is based on the SELIC, plus spread of 1.0% per annum and 70 (ESCELSA) and 82 (ENERSUL) monthly amortization payments beginning March 2002.

n) The BNDES financing obtained by CESA is being used for the small hydroelectric power plants. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus spread of 4.5% per annum, with a 30-month grace period and 96 monthly amortization payments beginning July, 2004 and extending through July 2013.

17.2 Guarantees:


ESCELSA and ENERSUL loans due to ELETROBRAS, BNDES and Banco do Brasil-FCO are guaranteed by accounts linked to receivables. The ENERSUL loans from Secretaria do Tesouro Nacional-STN are guaranteed by direct debt, receivables, the Government of the State of Mato Grosso do Sul and part in cash deposit. Other loans are guaranteed by promissory notes. ENERSUL shares held in escrow guarantee MAGISTRA's loan payable to BNDES.


17.3 The breakdown of loans and financing by currency:

                                             December 31,
                                  ------------------------------------
                                       2002                2001
                                  ----------------   -----------------
Local currency                          796,261             594,979
Foreign currency (US Dollars)         1,764,582           1,149,899
                                  ----------------   -----------------
         Total                        2,560,843           1,744,878
                                  ================   =================

17.4 Percentage variation of the main indicators used for indexing the loans and financing are as follows:

                Currency and indicators                2002         2001
           --------------------------------------- ------------ ------------

                Exchange rate - US dollars             52.27%       18.67%
                IGP-M Inflation rate                   25.30%       10.38%
                INPC Inflation rate                    14.74%        9.44%
                SELIC                                  19.13%       18.02%
                UM BNDES                               55.92%       15.36%
                LIBOR (annual average)                  2.01%        4.72%
                TJLP long-term interest rate           10.00%       10.00%


17.5 Maturities of short and long-term installments are due as follows:

                                               December 31, 2002
                                    ----------------------------------------
                                                    Currency
                                    ----------------------------------------
                      Maturity          Local        Foreign         Total
                ------------------- ------------- --------------------------
                2003                   216,001       121,124        337,125
                2004                   157,447        31,396        188,843
                2005                   123,501        18,669        142,170
                2006                   103,428        15,284        118,712
                2007                    94,102     1,537,472      1,631,574
                2008                    41,513         8,493         50,006
                2009                    16,317         2,972         19,289
                2010                    15,254         2,268         17,522
                2011                    11,835         2,268         14,103
                2012                     8,427         1,669         10,096
                After 2012               8,436        22,967         31,403
                                    ------------- -------------- -----------
                TOTAL                  796,261       1,764,582      2,560,843
                                    ============= ============== ===========


Financial income (expense) consists of the following:

                                                                             December 31,
                                                             ----------------------------------------------
                                                                 2002            2001            2000
                                                             --------------  --------------  --------------
Interest expense                                                (236,101)       (161,450)       (110,885)
Net gain (loss) on exchange rate variations
     And monetary variations                                    (532,660)       (130,955)         11,510
Gain on hedge contracts                                            11,515           1,059               -
Regulatory assets - SELIC                                          56,712               -               -
Interest income - other                                            30,115          55,515         75,876
                                                             --------------  --------------  --------------
         Total                                                  (670,419)       (235,831)        (23,499)
                                                             ==============  ==============  ==============


18.  REGULATORY CHARGES

     a. Regulatory Charges Payable

                                                                         December 31,
                                                            ----------------------------------------
CHARGE                                                             2002                2001
----------------------------------------------------------- ------------------- --------------------
Compensation for usage of  water resources                                 443                  436
Global Reversion Reserve Quota - RGR                                     5,809                6,973
Fuel Consumption Account - CCC                                           6,527                6,267
Fiscalization Fee - ANEEL                                                  107                  139
                                                            ------------------- --------------------
                                                                        12,886               13,815
                                                            =================== ====================

     b.   Regulatory Charges Expense

                                                                    December 31,
                                                        --------------------------------------
                                                           2002         2001         2000
                                                        ------------ ------------ ------------
Compensation for usage of  water resources                  2,609        1,525        1,623
ANEEL - Fiscalization fee                                   2,130        2,574        2,129
Global reserve for reversion quota - RGR                   27,384       26,598       26,049
Fuel usage quota - CCC                                     74,061       66,680       70,055
                                                        ------------ ------------ ------------
         Total                                            106,184       97,377       99,856
                                                        ============ ============ ============



     c.   Global Reserve for Reversion Quota - RGR

The global reserve for reversion quota (the RGR Fund) is a reserve fund managed by Eletrobras, as agent for the Brazilian government, designed to provide funds for payments to concessionaires upon expiration of their concessions. In these events, the concessionaire is paid an amount equal to the net book value of its net assets. Until December 31, 1995, each concessionaire was required to pay an amount equal to 3% of its assets in service to the RGR Fund, limited to 12% of total operating revenues less value-added tax on sales to final consumers.

On January 3, 1996, Decree no. 1,771 decreased the RGR rate to 2.5% of assets in service, limited to 3% of total operating revenues less value-added tax on sales to final customers.

     d.   Fuel Compensation Account - CCC

The fuel compensation account represents contributions made by the Company to finance the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

19.  DEFERRED INCOME TAXES

     a.   Computation of Income Tax Liability

Taxable income is determined by adjusting income before taxes, principally for permanent differences and the effects of temporary differences. Tax loss carryforwards and social contribution negative basis, when available, do not expire and may be used to offset up to 30% of the taxable income in each year. Income tax liability is then determined by applying the statutory rate to taxable income. In periods when income tax computations result in tax losses, the Company recognizes tax credits on such tax losses. Brazilian tax law does not allow filing of consolidated tax returns.



     b.   Deferred Tax Liability

The balance represents primarily income tax liabilities computed on the income tax and social contribution in respect of the increase in shareholders' equity due to the recognition of the effects of inflation on non-monetary assets and is all long-term.

                                                                December 31,
                                                      ---------------------------------
                                                           2002              2001
                                                      ---------------   ---------------

Inflationary profits                                         7,642            10,108
Deferred income and social contribution

                                                                December 31,
                                                      ---------------------------------
                                                           2002              2001
                                                      ---------------   ---------------


   tax on price level adjustments up to 2000               186,624           203,985
                                                      ---------------   ---------------
         Total                                             194,266           214,093
                                                      ===============   ===============


     c.   Deferred Tax Asset

                                                                             December 31,
                                                                   ---------------------------------
                                                                        2002              2001
                                                                   ---------------    --------------

Tax loss carryforwards                                                 223,854           140,549
Deductible temporary differences                                        62,803            64,484
Deferred income and social contribution tax on
   price-level adjustments up to 2000                                   26,276            26,276
                                                                   ---------------    --------------
         Total                                                         312,933           231,309
                                                                   ===============    ==============


Income tax and social contribution at statutory rates is reconciled to the amount reported as income tax expense (income) in these financial statements as follows:

                                                                                    December 31,
                                                                       ---------------------------------------
                                                                          2002          2001         2000
                                                                       ------------ ------------- ------------

           Income (loss) before tax                                      (681,112)      (60,294)       70,189
           Statutory combined rates                                            34%           34%          34%
                                                                       ------------ ------------- ------------
           Income tax expense (benefit) at statutory rate                (231,578)      (20,500)       23,864
           Reversal of tax loss carryforward                                     -         4,778            -
           Amortization of goodwill                                          3,571           893          864
           Remuneration of construction work in progress                       885         1,543            -
           Price-level adjustment- Goodwill                                    530           129     (12,628)
           Valuation allowance see below)                                  115,236             -            -
           Others                                                            7,990         2,145        2,128
                                                                       ------------ ------------- ------------
                    Total expense (benefit)                              (103,366)      (11,012)       14,228
                                                                       ============ ============= ============

Tax credits classified as non-current assets, generated by tax losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation, were recorded based on Company' s estimated future profitability, considering that the realization period will not exceed 10 years.


As a result of the rules established by CVM Instruction no. 371, of June 27, 2002, the Company has recognized a valuation allowance of a deferred income taxes in the amount of R$115,236.


20.  ACCRUAL FOR CONTINGENCIES

                                                                  December 31,
                                   -----------------------------------------------------------------------------
                                                     2002                                   2001
                                   ----------------------------------------- -----------------------------------
                                          Accrual              Escrow                Accrual           Escrow
                                   ----------------------                    -----------------------
                                                              Deposits                                Deposits
---------------------------------  ---------------------- ------------------ ----------------------- -----------
Current Liabilities:

   COFINS                                         39,382             39,382                  39,382      39,382

                                                                  December 31,
                                   -----------------------------------------------------------------------------
                                                     2002                                   2001
                                   ----------------------------------------- -----------------------------------
                                          Accrual              Escrow                Accrual           Escrow
                                   ----------------------                    -----------------------
                                                              Deposits                                Deposits
---------------------------------  ---------------------- ------------------ ----------------------- -----------
                                         ---------------- ------------------        ---------------- -----------
TOTAL                                             39,382             39,382                  39,382      39,382
                                         ================ ==================        ================ ===========
Long Term:
  Labor claims                                    20,941             12,596                  19,999      11,656
  Civil litigation                                36,852              6,282                  31,098       6,206
  Fiscal                                         108,574             75,675                  87,714      58,954
                                         ---------------- ------------------        ---------------- -----------
TOTAL                                            166,367             94,553                 139,811      76,816
                                         ================ ==================        ================ ===========

Management believes that the recorded accruals are sufficient to cover probable losses from litigations. Based on the opinion of the Company's legal counsel, all litigations were provided for where the probability for loss was estimated as remote. Furthermore, there are labor, civil and fiscal cases pending which total R$25,413, for which the probability of a loss was estimated possible or remote as likely and no accruals were recorded in the financial statements.

COFINS

Na accrual was recorded based on amounts deposited from May 1996 to July 1999, based on a preliminary injunction obtained in May 1996 in the taxes immunity claim.

With the decision by the Supreme Court - STF in July 1999, upholding the constitutionality of COFINS tax on electric energy transactions, Escelsa converted the deposited amounts, normalizing the taxes collected, reclassifying the provision as Current. The Company awaits the final ruling for a reversion of the deposits and subsequent payment of the accrued amounts.

Labor Contingencies

     Refer to the various labor claims against the Company which claim payment of overtime, hazardous work conditions, re-integration, among other items.



Civil

     The civil contingencies include suits in which the Company is a defendant, primarily related to moral and material damages claims, and other claims challenging amounts paid by customers for tariff increases based on DNAEE ordinances 38 and 45 of January 27, 1986 and March 4, 1986, respectively, during the Cruzado Plan.



Fiscal Contingencies


     The Company is also a party to an administrative suit with the Federal Revenue Agency, pending final decision, for compensation of amounts overpaid related to FINSOCIAL, due to the discussion on constitutionality of the Decrees
- Law no. 2,445/88 and 2,499/88.



     There is also a preliminary decision in a lower court, which guarantees restitution and/or compensation of amounts overpaid related to fines on tax and contributions spontaneously and untimely paid. The fines exemption is being requested based on article 138 of the National Tax Code - CTN. Based on its legal counsel, the Company compensated the amounts related to past-due contributions (PIS, COFINS, Income tax and Social Contribution), as per Article 66 of Law no. 8,383/91. Conservatively, the Company maintained provisions for amounts corresponding to the above-mentioned taxes and contributions.

21.  SHAREHOLDERS' EQUITY

     a.   Capital Stock

Escelsa, as stated in its by-laws, is authorized to operate with capital of up to R$1,000,000, of which R$239,141 (R$153,947 per corporate law) was subscribed as of December 31, 2002. 4,550,833 common shares, with no par value is the total number of outstanding capital shares as of December 31, 2002, 2001 and 2000. The following table sets forth information with respect to beneficial ownership of Escelsa's common shares.

                                             Quantity            Quantity              % of
             Shareholders                    of shares       of shareholders      Participation
----------------------------------------  ---------------- ---------------------  ---------------

Iven S.A.                                    2,378,671               1                  52.27
GTD Participacoes S.A.                       1,137,709               1                  25.00
Fundacao Banco Central - CENTRUS               275,678               1                   6.06
Other                                          758,775             168                  16.67
                                          ---------------- ---------------------  ---------------
         Total                               4,550,833             171                 100.00
                                          ================ =====================  ===============


In October 1994, Iven acquired 20% of ESCELSA common shares from the State Government. In July 10, 1995 Iven and GTD entered into a shareholders' agreement when they purchased, in a consortium, 50% (plus one share) of the voting stock of Escelsa. Shares purchased by GTD and Iven pursuant to the privatization of Escelsa may not be sold without the prior authorization of ANEEL. The shareholders' agreement expired in the year 2002. In addition, over a period of time, Iven has acquired approximately 8% of the ESCELSA shares in the market to increase its total participation to 52.27%.

On October 10, 2002, the EDP Group, acting through IVEN, exerted control over ESCELSA - Espirito Santo Centrais Electricas, S.A. ("ESCELSA").

     b.   Capital Reserves

                                                                              December 31,
                                                                ------------------------------------------
                                                                        2002                 2001
                                                                ------------------------------------------

Remuneration on construction work in progress                           163,750              162,880
Donations and subsidies                                                  28,720               28,720
Recoverable rate deficit - CRC account                                  118,909              607,712
Other                                                                         -               50,110
                                                                ------------------------------------------
         Total                                                          311,379              849,422
                                                                ==========================================


Remuneration on construction work in progress is the value resulting from the calculation of interest on funds invested in construction work in progress, which may be used to increase capital or absorption of losses.

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

22.  OPERATING REVENUES

                                                                Year ended December 31,
                                                      ---------------------------------------------
                                                                     Gross revenues
                                                      ---------------------------------------------
                                                          2002           2001            2000
                                                      -------------- -------------- ---------------
Electricity Sales to Final customers:
   Residential                                            541,232        489,655         508,360
   Industrial                                             495,885        399,578         375,944
   Commercial, service and other activities               311,053        250,407         241,466
   Rural                                                   81,197         68,622          63,622
   Miscellaneous                                          136,423        111,095         116,817
   Regulatory assets                                       35,410        298,533               -
                                                      -------------- -------------- ---------------
                                                        1,601,200      1,617,890       1,306,209
   Unbilled revenues                                       15,422          (273)           6,917
   Unbilled revenues - low income consumers                18,718              -               -
                                                      -------------- -------------- ---------------
                                                        1,635,340      1,617,617       1,313,126
Wholesale                                                  40,357         83,519          42,723
                                                      -------------- -------------- ---------------
Other                                                      47,581         29,646          32,944
                                                      ============== ============== ===============
                                                        1,723,278      1,730,782       1,388,793
                                                      ============== ============== ===============


                                                                      Year ended December 31,
                                                               ---------------------------------------
                                                                  Quantities (GWh) (a) (unaudited)
                                                               ---------------------------------------
                                                                  2002        2001          2000
                                                               ----------- ----------- ---------------
Electricity Sales to Final customers:
   Residential                                                    1,996       2,055           2,363
   Industrial                                                     3,961       3,669           3,979
   Commercial, service and other activities                       1,367       1,303           1,403
   Rural                                                            592         584             607
   Miscellaneous                                                    847         826             919
                                                               ----------- ----------- ---------------
                                                                  8,763       8,437           9,271
Wholesale                                                           344         339             345
                                                               ----------- ----------- ---------------
                                                                  9,107       8,776           9,616
                                                               =========== =========== ===============

Number of customers in thousands (b)                              1,551       1,495           1,406


(a) Includes 2,754 GWh in 2002, 2,672 GWh in 2001 and 2,836 GWh in 2000 related to Enersul.

(b) Includes 597 thousand in 2002, 572 thousand in 2001 and 541 thousand consumers in 2000 related to Enersul. Escelsa has entered into contracts with its 26 largest customers and numerous other large customers. Such contracts contain minimum demand clauses which require the customer to pay for either contracted demand or, if greater, actual capacity used. Contracts have durations of three or five years, with automatic renewals for equal durations, subject to notice of 12 and 18 months, respectively, prior to expiration of the term. Other contracts have three-year terms, with perpetual rolling one year renewals (all information unnaudited).

Each such contract is subject to termination with approximately 1 1/2 year notice (if the contract is not terminated, it automatically extends for one additional year). Tariffs are set pursuant to the Escelsa Concession Contract with ANEEL. There can be no assurance that any of these contracts will be renewed in the future, particularly given the threat of competition by IPPs for industrial customers. If any significant customers terminate their contracts or fail to renew a contract, Escelsa would be entitled, pursuant to the Power Sector Law, to immediately reduce its purchases from Furnas by a corresponding volume of electricity. Customers with whom Escelsa maintained such contracts represented approximately 42% of its sales of electricity (measured in MWh) and 26% of its revenues during 2002.

Enersul has entered into similar contracts with its five largest customers, which accounted for approximately 8.9% of Enersul's energy sold by volume during 2002.


23.  TAXES ON SALES

                                                                             December 31,
                                                           --------------------------------------------------
                                                                2001             2001             2000
                                                           ---------------  ---------------- ----------------

Value-added tax on sales to final consumers                    358,175           284,722          286,893
Other taxes on sales                                            65,965            60,575           43,336
                                                           ---------------  ---------------- ----------------
         Total                                                 424,140           345,297          330,229
                                                           ===============  ================ ================


Other taxes on sales includes PIS (0.65%) and COFINS (3%) on all revenues.


24.  NON-OPERATING EXPENSES, NET

Comprised substantially of the provision to reduce the assets held for sale of UTE Campo Grande to their market value in the amount of R$51,927 and of disposal of property, plant and equipment.


25.   PENSION PLANS AND OTHER BENEFITS TO EMPLOYEES

a) Escelsa is the sponsor of FUNDACAO ESCELSA DE SEGURIDADE SOCIAL - ESCELSOS, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security system of the Federal Government to the Company's employees through two benefit packages: A Defined Benefit Plan (Plan
I) and a Defined Contribution Plan (Plan II). These benefit plans are accounted for based on mathematical reserves calculated actuarially according to the capitalization regime, which is calculated annually.

b) The table below shows the number of participants for each plan type:

                                                                            PLAN I         PLAN II           TOTAL
                                                                     -------------- --------------- ---------------
           Active participants                                                  34           1,402           1,436
                                                                     -------------- --------------- ---------------
           Non-active participants
               Retirees                                                        641             119             760
               Pension beneficiaries                                           104               4             108
                                                                     -------------- --------------- ---------------
                                                                               745             123             868
                                                                     -------------- --------------- ---------------
           Total                                                               779           1,525           2,304
                                                                     ============== =============== ===============

c) As a sponsor, the Company matches monthly contributions from the members of ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. For 2002, ESCELSA contributed R$ 2,529 compared to R$2,552 in 2001.

d) As per CVM Ruling 371 of 12/13/2000, starting in fiscal year 2002, publicly-listed companies are required to record and disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Bulletin 26 from IBRACON.

To meet this requirement, ESCELSA commissioned an independent actuarial study to evaluate such benefits, with the following results:

e)   The actuarial premises used for the study were:

                                                                                   2002                                  2001
---------------------------------------------------------------------------------------    ----------------------------------
     Indicators                                                           Nominal rates                            Real rates
---------------------------------------------------------------------------------------    ----------------------------------
     Discount rate                                                          11.30 % p.a.                              6 % p.a.
     Expected return on assets                                              11.30 % p.a.                              6 % p.a.
     Future salary growth                                                    6.58 % p.a.                              3 % p.a.
     Growth rate of pension plan                                                5 % p.a.                               0% p.a.
     benefits
     Growth rate of medical costs                                              9.2% p.a.                               0% p.a.
     Inflation                                                                  5 % p.a.                               0% p.a.
     Capacity factor- Salaries                                                      100%                                  100%
     Capacity factor-  Benefits                                                      98%                                   98%

-------------------------------------
     Demographic Indicators
-------------------------------------
     Life expectancy reference                                        GAM - 71 Modified                     GAM - 71 Modified
     mortality table
     Invalid mortality table                                                   RRB 1944                              RRB 1944
     Invalid incidence table                                                   RRB 1944                              RRB 1944
     Turnover table                                                  Actuary experience                    Actuary experience




In 2002 the assumptions are presented as nominal rates and in the previous years they were shown as real rates.


f) The actuarial valuation indicated that in the Defined Benefit Plan the fair value of assets exceeds the current actuarial liabilities, as shown below:

                                                                                    2002            2001
                                                                                -------------     ----------
           Actuarial liabilities current value, total or partially covered          (80,465)       (70,491)
           Assets fair value                                                         108,634         96,709
                                                                                -------------     ----------
           Subtotal                                                                   28,169         26,218
           Amount of actuarial loss                                                     (90)              -
                                                                                -------------     ----------
           Asset not recognized in the balance sheet                                  28,079         26,218
                                                                                =============     ==========

The Company's management, based on conservatism, decided not to record the asset, because the effective reduction of the Sponsor's contributions was not assured, nor the future reimbursement.

The actuarial valuation resulted in the identification of the following post-employment benefits, which were charged net of income tax and social contribution to the shareholders' equity, as of December 31, 2001:

o Coverage of medical and dental expenses, medicines, health insurance and, in cases of confirmed special dependence, equivalent to 50% of the Company wage floor;

o Early retirement allowance ("AIA"), which is due to employees, hired until 12/31/1981, payable upon the termination of the contract, regardless the reason for the dismissal. The "AIA" assures the payment of a lump sum, individually calculated for each employee, considering the proportionality of contribution time to the INSS until 10/31/1996, the remuneration and the benefit paid by the INSS on 10/31/1996.

The actuarial liability recognized in the Company's financial statements as of December 31 is as follows:

                                                                           2002                  2001
                                                                    --------------------   -----------------

Present value of actuarial obligations                                         (47,337)            (30,451)
Net value of unrecognized losses                                                 17,083                   -
                                                                    --------------------   -----------------
Liability recognized in the balance sheet                                      (30,254)            (30,451)
                                                                    ====================   =================

The amount of actuarial losses in excess of 10% of the present value of actuarial obligations will be annually amortized over a period equivalent to the average remaining time of work for employees participating in the Plan.


The movement in the actuarial liability recognized in the 2002 balance sheet is summarized as follows:

                                                 Current            Long-term                Total
                                                ----------------------------------------------------------
Balance 12.31.2001                                           2,420                   28,031        30,451
Current service cost                                             -                      732           732
Interest cost                                                    -                    1,868         1,868
Benefits paid                                              (2,797)                        -       (2,797)
Transfer to current                                          2,419                  (2,419)             -
                                                ----------------------------------------------------------
Balance on 12.31.2002                                        2,042                   28,212        30,254
                                                ==========================================================

The amounts related to medical benefits, life insurance and allowance for incentive to retirement, to be recognized in the 2003 results are as follows:

                Current service cost                            647
                Interest cost                                 5,112
                Amortization of actuarial losses                897

The subsidiary ENERSUL is the sponsor of FUNDACAO ENERSUL, a nonprofit civil organization, whose main purpose is to complement the benefits granted by the official social security system of the Federal Government to the Company's employees through two benefit packages: the initial Plan, in operation since 1989 as a "defined benefit plan" and the Benefit Plan II, that commenced operations in May 2002, and is structured as a Defined Benefit for the Risk Benefits, including permanent disability retirement and surviving spouse pension, and as a Defined Contribution for the Programmed Benefits, including the Normal and Early Retirements.

The number of participants in each type of Plan is as follows:

                                                              PLAN I          PLAN II         TOTAL
                                                          --------------  -------------- ---------------
Contributing participants                                            15             962             977
                                                          --------------  -------------- ---------------
Receiving participants:
    Retirees                                                        255               -             255
    Pensioners                                                       61               -              61
                                                          --------------  -------------- ---------------
                                                                    316               -             316
                                                          --------------  -------------- ---------------
Total                                                               331             962           1,293
                                                          ==============  ============== ===============

The number of active participants is comprised of 680 participants who migrated from plan I and of 282 new participants.

In the capacity of sponsor, ENERSUL contributes with a monthly amount proportional to the contribution made by the FUNDACAO ENERSUL participants in compliance with the rules of each benefit plan. The maximum percentage for contribution by the Company for both plans is limited to 7% of payroll. For 2002, ENERSUL contributed with R$1,481 (R$1,888 in 2001).

As determined by Resolution CVM No 371/2000, of December 13, 2000, as from January 1, 2002, liabilities arising from post employment benefits have to be accounted for by publicly held companies, based on the regulations set-forth by Statement NPC No 26, of IBRACON.

In order to meet such requirement, ENERSUL engaged independent actuaries, to conduct an actuarial evaluation of those benefits, based on the Projected Credit Unit method.

As a result of such evaluation, the following benefit plans were identified:

o    ENERSUL Employees Pension Plan
o    Benefit Plan II


The actuarial assumptions used for the study were:

                                                               2002                              2001
        ----------------------------------------------------------------------    -------------------------------
             Indicators                                    Nominal Rates                      Real Rates
        ----------------------------------------------------------------------    -------------------------------
             Discount rate                                        11.30 % p.a.                           6 % p.a.
             Expected return on assets                            11.30 % p.a.                           6 % p.a.
             Future salary growth                                  8.15 % p.a.                           3 % p.a.
             Growth rate of social security                         5.0 % p.a.                           0 % p.a.
             benefits
             Inflation                                                   5.0%                                 0%
             Capacity factor- Salaries                                   100%                               100%
             Capacity factor - benefits                                   98%                                98%

        ----------------------------------------------------------------------    -------------------------------
             Demographic Indicators
        ----------------------------------------------------------------------    -------------------------------
             Life expectancy reference                    GAM - 71 (Modified)                 GAM - 71 (Modified)
             mortality table
             Invalid mortality table                                 RRB 1944                            RRB 1944
             Invalid incidence table                                 RRB 1944                            RRB 1944
                                                           Actuary experience                  Actuary experience

In 2002 the assumptions are presented as nominal rates and in the previous years they were shown as real rates.



The actuarial valuation indicated that in the Benefit Plan, the fair value of assets exceeds the current actuarial liabilities, as shown below:

                                                                           12/31/01        05/31/02      12/31/02
                                                                           --------        --------      --------

Actuarial liabilities present value, total or partially covered

                                                                             (65,237)       (47,804)      (51,875)
Assets fair value
                                                                             101,535         64,222        68,728
                                                                        ------------------------------------------
Subtotal
                                                                              16,853         36,298        16,418

Amount of actuarial gains                                                          -           (936)         (881)
                                                                        ------------------------------------------
Asset not recognized in the balance sheet                                     36,298         15,482        15,972
                                                                        ==========================================

Conservatively, Company Management decided not to record this surplus.

The fair value of assets used for calculating the result of the actuarial evaluation does not include values in the amount of R$19,250 deriving from confession of indebtedness, to be received from ENERSUL. Should this right of the Fundacao be taken into account, unrecognized assets in the balance sheet would increase to R$35,222.

The movement in the assets in 2002 is summarized as follows:

-------------------------------------------------------------------
                                                                         From           From June 1,
                                                                       January 1,         2002 to
                                                                      2002 to May       December 31,
                                                                        31, 2002           2002
-------------------------------------------------------------------------------------------------------
Assets at the beginning of period                                        36,298             15,482
Revenues for the period                                                     726                845
Effect of migration to Plan CD                                         (22,184)                  -
Actual contributions of the Company in the period                           642                 76
Transfer from the employer's fund to Plan II                                  -              (431)
                                                                    -----------------------------------
Assets at the end of the period                                          15,482             15,972
                                                                    ===================================




26.  MANAGEMENT'S REMUNERATION

Personnel expenses include the amount of R$3,036 (R$4,663 in 2001), which refer to Management's remuneration.

27.  INSURANCE (Unaudited)


     The following is a breakdown by risk-type and by validity of the principal insurance policies:





               RISKS                VALIDITY      AMOUNT OF      AMOUNT OF
                                                  COVERAGE        PREMIUM
      -------------------------- --------------- ------------- --------------

        Specific equipment         02/2002 to
                                   02/2003              19,957          354
        Third party liability      02/2002 to
                                   02/2003                 120           19





     Specific equipment



     The policies cover the generating stations and the substations, specifying the principal items of equipment, the amounts for which they were insured and the maximum reimbursement. Basic insurance coverage includes events such as fire, lightning and any kind of explosion, plus additional coverage against possible electrical damage, sundry risks and risks for electronic and computing equipment.



     Third party liability



     This covers involuntary personal or material damage suffered by third parties as a consequence of the Company's productive and/or commercial activities.



28.  CONSTANT CURRENCY METHOD

As described in Note 2, Brazilian GAAP no longer requires accounting for inflation effects after December 31, 2000. If inflation effects were to be recorded during the year 2002, based on the IGP-M variation, shareholders' equity as of December 31, 2002 and the net income for the year then ended would be as follows:

                                                                                        Net          Shareholders'
                                                                                       Loss              Equity
                                                                                 ---------------- --------------------
 As originally reported in the corporate law financial statements                        (509,252)            223,021
 Accounting for inflation not allowed
   Under corporate law method-
      Investments                                                                              320                820
     Goodwill - net of amortization                                                        116,603            218,828
      Property, plant and equipment - net of depreciation                                  532,559          1,375,213
      Shareholders' equity                                                               (316,572)                  -
      Special liabilities                                                                 (74,089)          (179,852)
      Income tax and social contribution effect                                           (46,932)          (394,740)
      Minority interest                                                                   (43,765)          (120,215)
                                                                                 ---------------- --------------------
Approximate amounts as if inflation effects would have been recognized up to             (341,128)          1,123,075
                                                                                 ================ ====================

                                                                                        Net          Shareholders'
                                                                                       Loss              Equity
                                                                                 ---------------- --------------------

                                                                                 ---------------- --------------------
December 31, 2002
                                                                                 ================ ====================


29.  SUMMARY OF DIFFERENCES BETWEEN
      BRAZILIAN GAAP AND U.S. GAAP
        RELATED TO THE COMPANY

          29.1 - Description of the GAAP Differences

The Company's accounting policies comply with Brazilian GAAP. A summary of the differences between Brazilian GAAP and U.S. GAAP is provided below:



          a.   Regulated Accounting Principles

The Company adopted the accounting principles established by ANEEL for electric utilities in Brazil.

               a.1  - Applicability of SFAS No. 71,

                    "Accounting for the Effects of Certain Types of Regulation"



As a result of various actions taken by the Federal government and ANEEL in 2001, the Company is subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" because the rate-setting structure in Brazil is now designed to recover the Company's allowable costs. Accordingly, the Company capitalizes incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers at increased rates. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost.


During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, the companies reached an industry-wide agreement (the "agreement") with the Brazilian government that provided resolution to all rationing related issues as well as to certain other electricity tariff related issues. The tariff increase will remain in effect for approximately 7 years. The amounts in the Shareholder's equity and Net loss reconciliation represent the revenues, which have been reversed out of revenues reported for Brazilian GAAP purposes, considering the 24 month period for recoverability established in the Emerging Issues Task Force ("EITF") No. 92-7, "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs". Based on this, the Company only recognizes 24 months of revenues as of the end of any reporting period until the total amount of related revenues has been recognized.


               a.2  - Capitalization of Interest Costs Relating
                            to Construction in Progress

Under Brazilian GAAP, the Company capitalizes both interest costs of borrowed funds and imputed interest on shareholders' funds applied to construction in progress. For US GAAP reconciliation purposes, the capitalized imputed interest on shareholders' funds applied to construction in progress was reversed. Only interest on borrowed funds remains capitalized and the depreciation was computed using the rates applicable to the corresponding class of property, plant and equipment. Though the basis of calculation differs from the Brazilian GAAP. Under U.S. GAAP,
                                      F-50
in accordance with the provisions of SFAS no. 34 - Capitalization of Interest Costs, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and U.S. GAAP which is included in the net book value of disposed property, plant and equipment.

               a.3  - Obligations Related to the Concession

Under Brazilian GAAP, the Company records special liabilities, representing consumers' contributions to the cost of expanding power supply systems, as liabilities and includes the related asset in property, plant and equipment, subject to depreciation over the applicable useful lives. Under US GAAP, contributions received from customers are considered reimbursement for construction costs and are credited against the cost of the related fixed assets. For US GAAP reconciliation purposes, special liabilities were amortized using the depreciation rates applicable to the corresponding class of property, plant and equipment acquired with such consumers' contributions.



     b.   General Accounting Principles

               b.1- Pension and Other Benefits

Under Brazilian GAAP, until December 31, 2001, pension plan and other benefits were recognized on a cash basis. As per CVM Rule 371 of December 2000, starting in fiscal year 2002, publicly listed companies must record and are required to disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Pronouncement 26 from IBRACON, which are substantially similar to SFAS 87 and 106 rules. Alternatively, companies were granted the option to amortize such initial transition obligation as of December 31, 2001, directly to shareholders` equity, which Escelsa has adopted. SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" require recognition of costs on a more comprehensive accrual basis. In addition, US GAAP requires the recognition of either an asset or a liability, as appropriate, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets. Such assets must be stated at fair value, as adjusted for certain reconciling items.

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

Under US GAAP, the assets and liabilities of the purchased company must be recorded at fair value, and any difference between the fair value of net assets including intangible assets and the purchase price is recorded as goodwill.

Certain adjustments subsequent to the purchase must be recorded as an adjustment to goodwill under U.S. GAAP. During 1998, Enersul reversed the valuation reserve related to the deferred tax asset for unused tax loss carry forwards. All of these loss carry forwards related to periods prior to the purchase date. Under U.S. GAAP, such reversal of the valuation reserve was recorded as a reduction of goodwill.

The goodwill computed using the fair values assigned to assets and liabilities totaled R$565,349, compared to R$479,751 under Brazilian GAAP (see note 14). The fair value of fixed assets under U.S. GAAP totaled R$855,705 compared to book value of R$941,299 under Brazilian GAAP. The Company reverts the effects of the additional depreciation charged to operations under BR GAAP in the US GAAP reconciliation (see reversal of depreciation - fair value fixed asset in the U.S. GAAP reconciliation).



               b.3  - Amortization of Goodwill

As permitted under Brazilian GAAP, the Company is amortizing goodwill over the 30 year concession period based on the proportion of projected net income for the period subsequent to the purchase of Enersul. Also, no goodwill was amortized in 1997.

Under U.S. GAAP, until December 31, 2001, the straight-line method of amortization was used over a 30-year period. The amount of goodwill amortized under Brazilian GAAP was reversed out of results of operations and shareholders' equity and goodwill calculated in accordance with purchase accounting under U.S. GAAP was charged against operations and accumulated amortization was charged against shareholders' equity. Escelsa adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. The adoption of SFAS No. 142 required the Company to perform an initial impairment assessment of the goodwill associated with the acquisition of Enersul as of January 1, 2002. The Company compared the estimated fair value of Enersul to the carrying value of the net assets of Enersul. Fair value was derived using discounted cash flow analyses. As a result of this analysis, the transitional impairment adjustment of R$409,953 has been reflected as cumulative effect of a change in accounting principle. Since the amortization and/or write-off of goodwill is non-deductible for Brazilian tax purposes no tax effect was recognized as a result of this impairment charge.



               b.4  - Income Taxes

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

Under US GAAP, deferred income tax assets related to deductible temporary differences or tax loss carry forwards are recognized and a valuation reserve is not recorded if it is more likely than not those such assets will be realized. Under Brazilian GAAP, the deferred tax effects related to the indexing of permanent assets for financial reporting but not for tax purposes are presented in equity. Under US GAAP, this deferred tax liability must be charged to the statement of operations.

The reversal of the valuation reserve related to deferred tax assets of Enersul for unused tax loss carry forwards was recorded as a credit to statement of operations for the year ended December 31, 1998 for Brazilian GAAP. For U.S. GAAP the reversal of this reserve was recorded as a reduction of the goodwill on the purchase of Enersul. For Brazilian GAAP, the reversal totaled R$129,933. For U.S. GAAP, the valuation reserve was R$104,734 (R$63,479 net of the minority interest), as the deferred tax asset had been offset by deferred tax liabilities mainly related to the basis difference between Brazilian GAAP and U.S. GAAP.

               b.5  - Impairment of Long-lived Assets

Under Brazilian GAAP, the carrying value of fixed assets are written down to realizable values when it is estimated that such assets will not be realized through normal depreciation or disposition without loss to the company.


Under U.S. GAAP, the Company follows SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-lived Assets ". Under SFAS No. 144, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, the Company performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses. No provision was required for U.S. GAAP reconciliation purposes.


               b.6  - Statements of Cash Flows

Brazilian GAAP does not require the presentation of a statement of cash flows as required by U.S. GAAP. Changes in working capital are presented in the statement of changes in financial position. U.S. GAAP requires the presentation of a statement of cash flows describing a company's cash flows from operating, financing and investing activities.

               b.7  - Earnings Per Share

Brazilian GAAP permits earnings per share to be calculated based on the number of shares outstanding at year-end. Under U.S. GAAP, the earnings per share calculation takes into account share equivalents and the number of shares is computed on a weighted average basis. In addition, U.S. GAAP requires the computation of diluted earnings per share, when dilutive potential common shares exist, which is not required under Brazilian GAAP. Since there were no changes in the number of outstanding shares for the years ended December 31, 2002, 2001 and 2000, the weighted average shares outstanding for U.S. GAAP purposes was the same as the year end amounts. There were no dilutive potential common shares. Therefore diluted earnings per share are not shown.

               b.8  - Financial Statement Note Disclosures

Brazilian GAAP generally requires less information to be disclosed in the notes to the financial statements than U.S. GAAP.

The additional disclosures required by US GAAP, which are relevant to the accompanying financial statements, are included in Note 29.3.

               b.9  - Net Income Before Taxes and Minority Interest

Under U.S. GAAP, this line item would not be permitted in the income statement. The line under Brazilian GAAP is intended to measure operations before these items.

               b.10 - Gain on repurchased senior notes

Under U.S. GAAP, the repurchase of senior notes is considered an extinguishment of debt and, therefore, the gain is accounted for as an extraordinary item in the statement of operations.

               b.11 - Accounting and reporting of investments in marketable securities

Under Brazilian GAAP, the Company has classified investments in marketable securities as current assets since they are highly liquid and readily available for sale at any time.

Under U.S. GAAP, these investments would be classified as available for sale in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income until realized, net of related income tax effects in accordance with SFAS 109, "Accounting for Income Taxes". Also, under U.S. GAAP, a company that presents a classified balance sheet should report individual available for sale securities as either current or noncurrent, as appropriate, under the provisions of ARB No. 43, Chapter 3A, "Working Capital - Current Assets and Current Liabilities".. Unrealized holding-losses amounted to R$67,516 (R$44,561 net of income taxes) in 2002 and they were not significant in 2001. There were no unrealized holding gains or losses in 2000.

               b.12 - Accounting for financial instruments

Under Brazilian GAAP, derivatives are recorded at net settlement price as determined on each balance sheet date.

Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as either a derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian GAAP. In the reconciliation of differences between BR GAAP and US GAAP (note 29.2) the Company recorded losses in the amount of R$9,295 due to derivatives fair value adjustment.


               b.13 - Absorption of loss

Under BR GAAP, losses may be absorbed against capital reserves. As shown in the consolidated statements of changes in shareholders' equity, the Company absorbed losses against capital reserves in the amount of R$538,913 and 80,479 in 2002 and 2001, respectively.

Under U.S. GAAP, this accounting treatment is only permitted under reorganization or fresh start accounting. This GAAP difference has no net income or equity effect.


               b.14 - Net operating revenue

Net operating revenue under Brazilian GAAP differs from U.S. GAAP on the recognition of revenues from value added and other sales taxes, as presented below:


                                                                 2002                 2001              2000
                                                        ----------------------- ----------------- -------------------
Net revenue under  BR GAAP                                         1,299,138          1,385,485       1,058,564
Value added and other sales taxes                                    424,140            345,297         330,229
                                                        ----------------------- ----------------- -------------------
Net revenue under U.S. GAAP                                        1,723,278          1,730,782       1,388,793
                                                        ======================= ================= ===================


29.2 - Reconciliation of Differences Between
               Brazilian and U.S. GAAP

     a.   Shareholders' Equity

                                                                                   As of December 31,
                                                                            --------------------------------
                                                                                  2002            2001
                                                                            --------------------------------

As reported on the accompanying Brazilian GAAP financial statements              555,782         1,093,825

Different criteria for-
Regulatory asset                                                                (82,660)         (103,740)
 Capitalization of interest during construction-
      Reversal of interest capitalized under-
         Brazilian regulated accounting                                        (397,880)         (402,954)
         Capitalization of interest                                             322,580           321,865
         Depreciation of interest capitalized, net                               51,961            48,495
Reversal of depreciation - Fair value fixed asset                                 19,663            15,406
Cumulative depreciation of special liabilities                                   98,803            86,398
Reversal of pension and other postretirement obligations - CVM 371-
   Note 25                                                                        30,254            30,451
Pension and postretirement benefits SFAS 87 and

                                                                                   As of December 31,
                                                                            --------------------------------
                                                                                  2002            2001
                                                                            --------------------------------

   SFAS 106 adjustment                                                          (41,485)          (27,120)

Accumulated amortization of goodwill                                            (40,230)          (52,291)
Reversal of valuation allowance related to tax loss carryforwards of
   Enersul                                                                     (129,933)         (129,933)
Fair value of derivatives                                                        (9,295)                 -
Impairment of goodwill                                                         (409,593)                 -
Effects of income tax on the adjustment above-
 Deferred Income tax liability                                                 (177,909)         (165,863)
 Deferred Income tax and social contribution asset                              180,649           176,159
Minority interest                                                                 40,246            33,205
                                                                            --------------------------------
Shareholders' equity according to US GAAP                                         10,953           923,903
                                                                            ================================

     b.   Net Income (Loss)

                                                                                         Year ended December 31,
                                                                              ------------------------------------------------
                                                                                  2002            2001            2000
                                                                              ------------------------------------------------

As reported on the accompanying Brazilian Gaap financial statements             (538,913)       (60,076)           52,647

Different criteria for-
  Regulatory Asset                                                                 21,080      (103,740)                 -
  Capitalization of interest                                                        6,659          4,539                 -
  Depreciation of capitalized interest                                              3,466          1,704            2,075
   Depreciation- Fixed Asset - Fair Value                                           4,257         15,406                 -
  Amortization of special liabilities                                              12,405         10,166            9,535
Reversal of pension and other postretirement obligations - CVM 371-                 (197)              -                 -
  Pension and postretirement benefits SFAS 87 and
      SFAS 106 adjustment                                                        (14,365)          8,088            6,834
  Deferred income tax effect from indexation of shareholders' equity                    -              -          (35,895)
  Amortization of goodwill                                                         12,061       (12,793)          (13,892)
   Fair value of derivatives                                                      (9,295)              -                 -
      Unrealized holding losses on available-for-sale investments                  67,516              -                 -
Effects of income tax on the adjustment above-
   Deferred Income tax liability                                                 (12,046)       (11,220)           (3,832)
   Deferred  Income tax asset                                                    (18,465)         31,565           (2,255)
   Minority interest                                                                7,041        (5,808)           (3,036)
                                                                              ------------------------------------------------
 Net income (loss) under US GAAP before cumulative effect of a change in        (458,796)      (122,169)           12,181
accounting principle
Cumulative effect of SFAS 142 adoption                                          (409,593)              -                 -
                                                                              ------------------------------------------------
Net income (loss) under US GAAP                                                 (868,389)      (122,169)            12,181
                                                                              ================================================

Net income (loss) per share - EPS
                                                                              ------------------------------------------------
Net income (loss) under US GAAP before cumulative effect of a change in          (100.82)        (26.85)              2.68
accounting principle
Cumulative effect of SFAS 142 adoption                                            (90.00)              -                 -
                                                                              ------------------------------------------------
Net income (loss) under US GAAP                                                  (190.82)        (26.85)              2.68
                                                                              ================================================

Weighted average shares outstanding                                             4,550,833      4,550,833         4,550,833
                                                                              =============== ============== =================

                                                                                         Year ended December 31,
                                                                              ------------------------------------------------
                                                                                  2002            2001            2000
                                                                              ------------------------------------------------

Shareholders' equity under US GAAP as of beginning of the year                    923,903      1,059,313         1,047,132
US GAAP net income (loss) for the year                                          (868,389)      (122,169)            12,181
Other comprehensive income - Unrealized holding losses on                        (44,561)
available-for-sale investments, net of deferred income taxes
Dividends                                                                               -       (13,241)                 -
                                                                              ------------------------------------------------
Shareholders' equity under US GAAP as of the end of the year                    10,953           923,903         1,059,313
                                                                              ================================================




                                                                                      Year ended December 31,
                                                                               2002             2001            2000
  Comprehensive income (loss) under FAS No. 130:
  US GAAP net income (loss)                                                      (458,796)       (122,169)           12,181

     Unrealized losses on available-for-sale investments, net of
  deferred income taxes                                                           (44,561)              -                 -
                                                                              ------------------------------------------------

Total comprehensive income                                                       (503,357)       (122,169)           12,181
                                                                              ------------------------------------------------

Accumulated other comprehensive loss as of
  The end of the year                                                             (44,561)               -                -
                                                                              ================================================



     29.3 - Additional Disclosures Required by US GAAP

          a.   Pension Funds - Escelsa

Escelsa adopted SFAS 87 on December 31, 1994. Prior to such date, the application of SFAS 87 was not feasible due to the lack of sufficient information for prior years. The unrecognized net transaction obligations for the pension and retirement plans detailed below are being amortized on a straight-line basis over 15 years as from December 31, 1988. The amortization from December, 31, 1988 through December 31, 1994 was recorded directly to equity in the opening balance sheet under U.S. GAAP and was approximately R$16,486 (funded pension plan) and R$5,711 (retirement indemnity program).

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

Based on the report prepared by independent actuaries, the funded status and the amounts recognized in the Company's US GAAP balance sheet for Escelsa only (excluding Enersul) for the above plan, calculated according to SFAS 87, are as follows:

                                                                           As of December 31,
                                                                ----------------------------------------
                                                                      2002                  2001
                                                                -----------------    -------------------
Actuarial present value of benefit obligations-
Vested benefit obligation                                              (76,585)               (60,060)
Non-vested benefit obligation                                           (3,435)                (3,359)
                                                                -----------------    -------------------
Accumulated benefit obligation                                         (80,020)               (63,419)
Effect of future projected salary increases                               (445)                  (441)
                                                                -----------------    -------------------
Projected benefit obligation                                           (80,465)               (63,860)
Plan assets at fair market value                                       108,634                 87,611
                                                                -----------------    -------------------
Funded status                                                           28,169                 23,751
Unrecognized net transition obligation, being amortized
     over 15 years from December 1988                                      231                    451
Unrecognized net (gain)                                                (27,051)               (26,731)
                                                                -----------------    -------------------
(Accrued) prepaid pension cost liability (asset)                          1,349                (2,529)
                                                                =================    ===================


The net periodic pension cost (as defined under SFAS 87) includes the following elements excluding Enersul:

                                                                     Year ended December 31,
                                                              --------------------------------------
                                                                 2002        2001          2000
                                                              ----------- ------------ -------------
Net periodic pension cost-
    Service cost-benefits earned during the period                  303         344           505
    Interest cost on projected benefit obligation                4,352        3,523         3,616
    Amortization of net transition obligation                      267          225           225
    Actual return on assets                                    (17,940)      (4,156)       (3,978)
    Net deferral                                                 11,837      (1,007)       (1,206)
    Amortization of net gains                                   (2,546)      (2,951)       (2,939)
    Employee contributions                                         (57)        (131)         (172)
                                                              ----------- ------------ -------------
    Net periodic pension cost under US GAAP                     (3,784)      (4,153)       (3,949)
    Additional credit under US GAAP                               3,878       4,560         4,457
                                                              ----------- ------------ -------------
    Amount recorded under Brazilian GAAP                            94          407           508
                                                              =========== ============ =============

The assumptions used were:


                      Assumptions                               2002        2001        2000
    -------------------------------------------------------- ----------- ----------- ----------
    Discount rate                                              11.30%         6%          6%
    Rate of increase in compensation levels                    6.58%          3%          3%
    Expected long-term rate of return on assets                11,30%         6%          6%
    Benefit increase                                           5.00%          0%          0%
    Inflation                                                  5.00%          0%          0%



In 2002 the assumptions are presented as nominal rates and in the previous years they were shown as real rates.

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



                                                                              As of December 31,
                                                                   -----------------------------------------
                                                                       2002          2001          2000
                                                                   ------------- ------------- -------------
Funded status-
    Actuarial present value of benefit obligations-
       Vested benefit obligation                                      (4,343)       (3,493)       (3,559)
       Non-vested benefit obligation                                  (1,678)       (2,651)       (3,588)
                                                                   -----------------------------------------
    Accumulated benefit obligation                                    (6,021)       (6,144)       (7,147)
    Effect of future projected salary increase                        (1,410)         (816)       (1,092)
                                                                   -----------------------------------------
    Projected benefit obligation                                      (7,431)       (6,960)       (8,239)

    Unrecognized net transition obligation, being
     amortized over 15 years from December 31, 1988                      972         1,903         2,856
    Unrecognized prior service cost                                   (3,038)       (3,238)       (3,690)
    Unrecognized net (gain)                                           (3,496)       (3,323)       (2,787)
                                                                   -----------------------------------------
    Accrued pension cost liability                                   (12,993)      (11,618)      (11,860)
                                                                   =========================================



The net periodic pension cost (as defined under SFAS 87) includes the following elements:

                                                                     Year ended December 31,
                                                             -----------------------------------------
                                                                 2002          2001          2000
                                                             ------------- ------------- -------------
Net periodic pension cost-
   Service cost-benefits earned during the period                   262          297           362
   Interest cost on projected benefit obligation                    451          468           516
   Amortization of net transition obligation                      1,129          952           952
   Amortization of net gain                                       (536)         (214)         (120)
   Amortization of prior service cost                             (372)         (452)         (452)
                                                             -----------------------------------------
   Net periodic pension cost                                        934        1,051         1,258
   Additional credit (expense) under US GAAP                    (1,375)          242           409
                                                             -----------------------------------------
   Amount recorded under Brazilian GAAP                           (441)        1,293         1,667
                                                             =========================================

Assumptions used were:


                  Assumptions                                2002         2001         2000
        ------------------------------------------------ ------------ ------------ ------------
        Discount rate                                        11.30%         6%           6%
        Rate of compensation  increase levels                6.58%          3%           3%
        Expected return on plan assets                       11.30%         6%           6%
        Benefit increase                                     5.00%          0%           0%
        Inflation                                            5.00%          0%           0%


In 2002 the assumptions are presented as nominal rates and in the previous years they were shown as real rates.

                    a.3  - Postretirement Benefits Other Than Pension

In terms of postretirement benefits other than pension, Escelsa provides medical and life insurance benefits to retired employees for the remainder of their lifetime. The funded status and the net postretirement benefit cost for this program under SFAS 106, as identified in the report prepared by the independent actuaries, are given below:



                                                                           As of December 31,
                                                             ------------------------------------------------
                                                                   2002             2001            2000
                                                             ---------------  ---------------  --------------
         Funded status-
    Accumulated postretirement benefit obligation in
      excess of plan assets                                      (41,093)         (21,707)        (22,793)
    Unrecognized net loss from experience different than
      assumed                                                      24,257           6,739           8,083
    Unrecognized net prior service cost                           (1,969)          (2,081)         (2,356)
                                                             ------------------------------------------------
    Accrued liability                                            (18,805)         (17,049)        (17,066)
                                                             ================================================


The net postretirement benefit cost, as defined under SFAS 106, includes the following elements:

                                                                     Year ended December 31,
                                                             -----------------------------------------
                                                                 2002          2001          2000
                                                             ------------- ------------- -------------
Net postretirement benefit cost-
    Service cost-benefits earned during the period                  461          440           445
    Interest cost on projected benefit obligation                 1,495        1,327         1,302
    Net loss                                                        388          400           439
    Prior service cost                                            (327)         (276)         (276)
                                                             -----------------------------------------
    Net postretirement benefit cost                               2,017        1,891         1,910
    Additional credit (expense) under US GAAP                   (1,755)            17        1,054
                                                             -----------------------------------------
    Amount recorded under Brazilian GAAP                            262         1,908        2,964
                                                             =========================================


Assumptions used were:


                              Assumptions                                     2002         2001         2000
  ---------------------------------------------------------------------  ------------- ------------ ------------

  Discount rate                                                              11.30%          6%           6%
  Health care cost trend rate                                                 9.20%         N/A          N/A
  Annual increase in employer annual fixed payment to retirees related
  to medical and life insurance benefits (R$134.40)                            5.0%          0%           0%
  Inflation                                                                    5.0%          0%           0%


In 2002 the assumptions are presented as nominal rates and in the previous years they were shown as real rates.



On March 31, 1997, Escelsa modified the health care plan to express benefits as a fixed monthly value indexed for inflation. Therefore, the health care cost trend rate no longer affects the liabilities of the plan.

                    a.4  - Additional information

Information required by Financial Accounting Standards Board Statement no. 132 is as follows:

                                                                               Retirement          Other postretirement
                                                      Pension plan             indemnity                  Benefit
                                               ---------------------------------------------------------------------------
                                                   2002        2001         2002         2001         2002        2001
                                               ------------ ----------- ------------ ------------ ------------ -----------
Change in benefit obligation-
     Benefit obligation at the beginning of
        the year                                   70,491     61,212         7,683       8,239        23,962     22,793
    Service cost                                      303        344           262         297           461        440
    Interest cost                                   4,352      3,523           451         467         1,495      1,327
    Actuarial loss (gain)                          11,733       4,103        (200)        (750)       17,207       (945)
    Benefit payments                              (6,414)     (5,322)        (765)      (1,293)      (2,032)     (1,908)
                                               ---------------------------------------------------------------------------
    Benefit obligation at end of year              80,465     63,860         7,431       6,960        41,093     21,707

Change in plan assets-
     Fair value of plan assets at the
         beginning of the year                     96,709     88,286          -            -            -           -
     Actual return on plan assets                  17,940      4,156          -            -            -           -
     Employer contributions                           356        408          -            -            -           -
     Plan participants' contribution                   43         83          -            -            -           -
     Gross benefits paid                          (6,414)     (5,322)         -            -            -           -
                                               ---------------------------------------------------------------------------
      Fair value of plan assets at end of         108,634     87,611          -            -            -           -
         year

Funded status-
    Funded status at end of year                   28,169     23,751       (7,431)      (6,960)     (41,093)    (21,707)
    Unrecognized net actuarial (gain) loss       (27,051)    (26,731)      (3,496)      (3,323)       24,257      6,739
    Unrecognized prior service cost                     -     -            (3,038)      (3,238)      (1,969)     (2,081)
    Unrecognized transition obligation                231        451           972       1,903             -     -
                                               ---------------------------------------------------------------------------
    Net amount recognized at end of year            1,349     (2,529)     (12,993)     (11,618)     (18,805)    (17,049)
                                               ---------------------------------------------------------------------------
Amounts recognized in the statement
   of financial position consist of-
        Accrued benefit asset (cost)                1,349     (2,529)     (12,993)     (11,618)     (18,805)    (17,049)
                                               ---------------------------------------------------------------------------
Net amount recognized at end of year                1,349     (2,529)     (12,993)     (11,618)     (18,805)    (17,049)
                                               ===========================================================================



          b.   Pension Funds - Enersul

                    b.1  - Funded Pension Plan

Until May 31, 2002 the Company was sponsoring only a defined benefit pension plan covering all employees, with benefits based on salary and social security benefits. On June 1, st 2002, the Company introduced a hybrid plan (Plan II) to which employees could voluntarily transfer. Most participants from Plan I (defined benefit plan) migrated to the hybrid plan, however, there were employees who were not participants of Plan I (DB Plan) and chose to participate of the new hybrid plan (Plan II). In this report we show the effect of those who migrated and of those who joined the DC Plan directly. Part of the surplus of DB Plan existing at the beginning of the Plan II is being used by the company to reduce its contributions to this Plan. This procedure was approved by the SPC (government agency).

The plan's assets are invested in a separate fund administered by an independent legal entity called FUNDACAO ENERSUL.

Contributions are made both by the sponsor and the participants based on an actuarial study prepared by an independent actuary. This study is conducted according to prevailing Brazilian regulations, as determined by the Social Security authorities, and is intended to provide enough funds to cover future benefit payments. The fund's assets comprise principally time deposits, equity securities, government securities and real estate.

Based on the report prepared by independent actuaries, the funded status and the amounts recognized in the Company's balance sheet for the above plan, calculated according to SFAS 87 are presented below.

                                                              12.31.2002    05.31.2002     12.31.2001     12.31.2000
                                                             ------------- -------------- -------------- -------------
         Funded status-
    Actuarial present value of benefit obligations-
       Vested benefit obligation                               (45,218)       (41,669)       (36,850)      (36,700)
       Non-vested benefit obligation                            (6,002)        (5,531)       (14,195)      (13,651)
                                                             ---------------------------------------------------------
    Accumulated benefit obligation                             (51,220)       (47,200)       (51,045)      (50,351)
    Effect of future projected salary increase                    (655)          (604)        (8,055)      (10,480)
                                                             ---------------------------------------------------------
    Projected benefit obligation                               (51,875)       (47,804)       (59,100)      (60,831)
    Plan assets at fair market value (1)                         68,728         64,222        91,983        88,206
                                                             ------------- -------------- -------------- -------------
   Plan assets in excess of projected benefit obligation

                                                                 16,853         16,418        32,883        27,375
    Unrecognized net transition obligation, being
     amortized  over 15 years from December 31, 1989              1,931          2,336         3,844         4,989
    Unrecognized net loss (gain)                               (29,820)       (30,867)       (32,653)      (31,557)
                                                             ---------------------------------------------------------
    Accrued pension cost liability                             (11,036)       (12,113)          4,074          807
                                                             =========================================================


(1) The plan assets shown above correspond to the market value of assets net of receivables for sponsor contributions, payable benefits and contingency funds to cover potential cost associated with additional medical, benefits plan administration and employee loans and participant's account balance transferred to the Hybrid Plan.

The net periodic pension cost (as defined under SFAS 87) includes the following elements:

                                                                               2002 Expense
                                                        ----------------------------------------------------------
                                                                            From            From         After
                                                             Prior       01.01.2002      05.31.2002    Curtailme
                                                          Curtailment        to              to         nt and
                                                         and Settlement  05.31.2002      12.31.2002   Settlement
                                                        ---------------- -------------- ------------- ------------

Net periodic pension cost-
   Service cost-benefits earned during the period                 1,656          657           234            891
   Interest cost on projected benefit obligation                  4,096        1,624         3,041          4,665
   Actual return on assets                                      (6,520)      (2,585)       (4,096)        (6,681)
   Amortization of net transition obligation                      1,356          537           405            942
   Net (gain) loss                                              (2,367)        (938)         (992)        (1,930)
   Employee contributions                                       (1,064)        (422)          (24)          (446)
                                                        ----------------------------------------------------------
   Net periodic pension cost                                    (2,843)      (1,127)       (1,432)        (2,559)
                                                        ==========================================================


                                                                          As of December 31,
                                                            ------------------------------------------
                                                                 2002

                                                                          As of December 31,
                                                            ------------------------------------------
                                                                 After
                                                              Curtailment
                                                            and Settlement      2001         2000
                                                            ---------------- ------------ ------------

Net periodic pension cost-
   Service cost-benefits earned during the period                       891      1,646       1,743
   Interest cost on projected benefit obligation                      4,665     3,559        3,718
   Actual return on assets                                          (6,681)    (4,321)      (3,032)
   Amortization of net transition obligation                            942     1,143        1,143
   Net deferral                                                           -      (969)      (2,496)
   Net (gain) loss                                                  (1,930)    (1,508)      (1,835)
   Employee contributions                                             (446)    (1,038)      (1,128)
                                                            ------------------------------------------
   Net periodic pension cost under US GAAP                          (2,559)    (1,488)      (1,887)
   Additional credit under US GAAP                                 (15,112)     3,269        2,228
                                                            ------------------------------------------
   Amount recorded under Brazilian GAAP                            (17,671)     1,782          341
                                                            ==========================================


The assumptions used were:

                 Assumptions                              2002        2001        2000
        --------------------------------------------- ------------ ---------- -----------
        Discount rate                                      11.30%      6%          6%
        Rate of increase in compensation levels            8.15%       3%          3%
        Expected long-term rate return on  assets         11.30%       6%          6%
        Benefit increase                                   5.00%       0%          0%
        Inflation                                           5.00%      0%          0%



In 2002 the assumptions are presented as nominal rates and in the previous years they were shown as real rates.



               b.2  - Additional Information

Information required by Financial Accounting Standards Board Statement no. 132 is as follows:

                                                                       Pension plan
                                                              --------------------------------
                                                                    2002            2001
                                                              ----------------- --------------

Change in benefit obligation-
     Benefit obligation at the beginning of year                      65,237         60,831
     Service cost                                                        891          1,646
     Interest cost                                                     4,665          3,559
     Actuarial (gain)                                                  5,436        (3,603)
     Curtailments                                                   (11,460)              -
     Settlements                                                     (9,322)              -
                                                              --------------------------------
     Gross benefit payments                                          (3,572)        (3,333)
                                                              --------------------------------
     Net benefit obligation at end of year                            51,875         59,100
Change in plan assets-
     Fair value of plan assets at beginning of year                  101,535         88,206
     Actual return of plan assets                                     15,058          4,321
     Employer contributions                                              718          1,782
     Settlements                                                       (431)              -
     Gross benefit payments                                         (44,960)              -

                                                                       Pension plan
                                                              --------------------------------
                                                                    2002            2001
                                                              ----------------- --------------

     Plan participants' contribution                                     380          1,008
     Gross benefit paid                                              (3,572)        (3,333)
                                                              --------------------------------
     Fair value of plan assets at end of year                         68,728         91,984

Funded status-
    Funded status at end of year                                      16,853         32,883
    Unrecognized net actuarial (gain)                               (29,820)       (32,653)
    Unrecognized net transition obligation                             1,931          3,846
                                                              --------------------------------
    Net amount recognized at end of year                            (11,036)          4,076
                                                              --------------------------------
Amounts recognized in the statement of financial position
    consist of-
         Accrued benefit cost                                       (11,036)          4,076
                                                              --------------------------------
         Net amount recognized at end of year                       (11,036)          4,076
                                                              ================================




          c.   Concentration of Credit Risk

Credit risk with respect to customer accounts receivable is diversified. The Company continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security.

          d.   Fair Value of Financial Instruments

Except for cash and cash equivalents, which are stated at cost plus accrued interest and which approximate fair value, the carrying value of Escelsa's other financial instruments, in reais, approximates fair value at such dates reflecting the short-term maturity, frequent repricing or estimated market value (when lower than cost) at December 31, 2001 and 2000 of these instruments.

With respect to the senior notes issued by the Company, which carrying value as of December 31, 2002 and 2001 are R$1,522,704 and R$ 999,995, respectively, their fair value, based on the bid price as of December 31, 2002 and 2001 are R$944,076 and R$ 859,996, respectively.

Based on interest rates currently available to Escelsa for others bank loans with similar terms and average maturities, the fair value of other long-term debt at December 31, 2002 and 2001 approximates its carrying value.

Fair value estimates are made at a specific date, based on the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.


          e.   Segment reporting

The Company operates in only one segment as its operating revenues are basically derived from the sale of electricity to the final customers in the states of Espirito Santo and Mato Grosso do Sul.



          f.   New accounting pronouncements

     SFAS No. 141 - "Business Combinations"

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations." SFAS 141 addresses financial accounting and reporting for business combinations and supersedes APB Opinion No. 16 (Opinion 16), "Business Combinations" and FASB Statement No. 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." All business combinations in the scope of SFAS No. 141 are to be accounted for using the purchase method. In addition, SFAS No. 141 requires that intangible assets be recognized as assets apart from goodwill if they meet two criteria: the contractual-legal criteria or the separability criteria. To assist in identifying acquired intangible assets, SFAS No. 141 also provides a list of intangible assets that meet either one of those criteria. In addition to the disclosure requirements prescribed in Opinion No. 16, SFAS No. 141 requires disclosure of the primary reasons for a business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption. SFAS No. 141 also requires that when the amounts of goodwill and intangible assets acquired are significant to the purchase price paid, disclosure of other information about those assets is required, such as the amount of goodwill by reportable segment and the amount of the purchase price assigned to each major intangible asset class. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS No. 141 on January 1, 2002, did not result in any impact to our financial statements.

     SFAS No. 142 - "Goodwill and Other Intangible Assets"

     In June 2001, FASB issue SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB Opinion 17, Intangible Assets. SFAS No. 142 also amends SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for long-lived Assets to Be Disposed Of," to exclude from its scope goodwill and intangible assets that are not amortized. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provision of SFAS No. 142 is required to be applied starting with fiscal years beginning after December 15, 2001. Early application is permitted for entities with fiscal years beginning after March 15, 2001, provided that the first interim financial statements have not been issued. An exception to SFAS No. 142 application date is for goodwill and intangible assets acquired after June 30, 2001, which will be immediately subject of the non-amortization and amortization provisions of this statement. As a result of the adoption of SFAS No. 142 on January 1, 2002, the Company recorded an impairment charge in the amount of R$409,593.



     SFAS No. 143 - "Accounting for Asset Retirement Obligations"

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 143 (SFAS No. 143), "Accounting for Asset Retirement Obligations." SFAS No. 143 basically requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. Under SFAS No. 143 the liability for an asset retirement obligation is discounted and accretion expense is recognized using the credit-adjusted risk-free interest rate in effect when the liability was initially recognized. In addition, disclosure requirements contained in SFAS No. 143 will provide more information about asset retirement obligations. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with earlier application encouraged. Based on an initial assessment of the provisions and requirements of SFAS No. 143, management believes that the implementation of this statement will not result in any impact to our financial statements.

     SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-Lived Assets"

     In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets" supersedes Statement of Financial Accounting Standards No. 121 (SFAS No.
121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" but retains SFAS No. 121 fundamental provisions for
(a) recognition/measurement of impairment of long-lived assets to be held and used and (b) measurement of long-lived assets to be disposed of by sale. SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 (APB No. 30)," Reporting the Results of Operations" for segments of a business to be disposed of but retains APB No. 30's requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of or is classified as "held for sale." SFAS No. 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those years, with early application encouraged. The adoption of SFAS No. 144 on January 1, 2002, did not result in any impact to our financial statements.



     SFAS No. 145 - "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002 of SFAS 145"

     In April 2002, the FASB issued Statements of Accounting Standards No. 145, "Rescission of SFAS Nos. 4, 44 and 64, Amendment of SFAS No. 13, and Technical Corrections as of "April 2002" ("SFAS 145"). SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers," and SFAS No. 64, "Extinguishments of Debt made to satisfy Sinking-Fund requirements." As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion No. 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." In addition, SFAS No. 145 amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. SFAS No. 145 is effective for fiscal years beginning after 15 May 2002. We are currently evaluating the impact that the adoption of SFAS No. 145 will have on our results of operations and financial position. However, we do not believe that the adoption of SFAS No. 145 will have a material impact on our financial statements.

     SFAS No. 146 - "Accounting for Costs Associated with Exit or Disposal Activities"

     In June 2002, the FASB issued Statement of Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). SFAS No. 146 eliminates the definition and requirements for recognition of exit costs in EITF No. 94-3. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost as defined in EITF No. 94-3 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also concluded that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. The requirements of SFAS No. 146 apply prospectively to activities that are initiated after December 31, 2002, and as such, we cannot reasonably estimate the impact of adopting these new rules until and unless it undertakes relevant activities in future periods.

     SFAS No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No 133, accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No.
133. In addition, SFAS No.149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The Company does not believe that the adoption of SFAS No. 149 will have a material impact on the Company's financial statements.



     SFAS No. 150 - "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity

     SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of SFAS 150 on the Company's consolidated financial statements.





     FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

     In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. Based on an initial assessment of the provisions and requirements of FIN No. 45, our management believes that the implementation of this statement will not result in any impact to our financial statements.



                               * * * * * * * * * *

     CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

     I, Antonio Eduardo da Silva Oliva, certify that:

     1. I have reviewed this annual report on Form 20-F of Espirito Santo Centrais Eletricas S.A. - ESCELSA;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

     The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/   Antonio Eduardo da Silva Oliva
------------------------------------
Antonio Eduardo da Silva Oliva
Chief Executive Officer
June 30, 2003

     CERTIFICATION UNDER SECTION 302 OF THE U.S. SARBANES-OXLEY ACT OF 2002

     I, Sergio Pereira Pires, certify that:

     1. I have reviewed this annual report on Form 20-F of Espirito Santo Centrais Eletricas S.A. - ESCELSA;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

     4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

          (a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          (b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

          (c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date; and

     5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

          (a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

          (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

     The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


/s/  Sergio Pereira Pires
-------------------------
Sergio Pereira Pires
Chief Financial Officer
June 30, 2003

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing this Annual Report on Form 20-F and has duly caused this Annual Report or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    ESPIRITO SANTO CENTRAIS ELETRICAS S.A. -
                                    ESCELSA


                                    By:      /s/  Antonio Eduardo da Silva Oliva
                                             -----------------------------------
                                    Name:    Antonio Eduardo da Silva Oliva
                                    Title:   Chief Executive Officer





                                    By:      /s/  Sergio Pereira Pires
                                             -------------------------
                                    Name:    Sergio Pereira Pires
                                    Title:   Chief Financial Officer
Dated:  June 30, 2003

                                  EXHIBIT INDEX


Exhibit
Number         Description
------         -----------

1.             Bylaws in English of Espirito Santo Centrais Electricas S.A. -
               ESCELSA

2(c). Supplemental Indenture dated December 13, 2002 between Espirito Santo Centrais Electricas S.A. - ESCELSA and J.P. Morgan Chase Bank.

4(a).1 Purchase and Sale of Electrical Energy dated December 23, 2002 between Espirto Santo Centrais Eletricas S.A. - ESCELSA and Enertrade-Comercializadora de Energia S.A.

4(a).2 Purchase and Sale of Electrical Energy dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enertrade-Comercializadora de Energia S.A.

4(a).3 R$166 Million Credit Facility, as amended, dated February 18, 2002 between Banco Nacional de Desenvolvimento Economico e Social-BNDES and Espirito Santo Centrais Electricas S.A. - ESCELSA

4(a).4 R$101 Million Credit Facility, as amended, dated February 19, 2002 between Banco Nacional de Desenvolvimento Economico e Social-BNDES and Empresa Energetica de Mato Grosso do Sul S.A. - ENERSUL

4(b).l         Purchase and Sale of Electrical Energy dated December 23,
               2002 between Espirito Santo Centrais Electricas S.A. - ESCELSA and Enercouto S.A.

4(b).2 Purchase and Sale of Electrical Energy dated December 23, 2002 between ENERSUL-Empresa do Mato Grosso do Sul S.A. and Enercouto S.A.

4(b).3         Purchase and Sale of Electrical Energy dated December 23,
               2002 between Espiri to Santo Centrais Electricas S.A. - ESCELSA and Enerpeixe S.A.

4(b).4 Purchase and Sale of Electrical Energy dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enerpeixe S.A.

6. Computation of earnings per share (See note 29(b).7 to our financial statements)

8.             List of subsidiaries (See "Item 4 - Organizational Structure")

12(a).1        CEO Certificates pursuant to Section 906 of the Sarbanes-Oxley
               Act of 2002

12(a).2 CFO Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002