Form 20-F
period 2003-12-31
ENERGY CO OF ESPIRITO SANTO
filed 2004-06-30
CIK 1061896

As filed with the Securities and Exchange Commission on June 30, 2004
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                       -----------------------------------

                                    FORM 20-F

                       -----------------------------------

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X] ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number: _______

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

                     --------------------------------------

         Indicate the number of outstanding shares of each class of capital or common stock of Espirito Santo Centrais Eletricas S.A. - ESCELSA as of December 31, 2003.

 Common Shares, without par value......................................4,550,883

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

                            Item 17  [ ]     Item 18 [X]


================================================================================

                                TABLE OF CONTENTS


                                                                            Page

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..................1
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE................................1
ITEM 3. KEY INFORMATION........................................................1
ITEM 4. INFORMATION ON THE COMPANY.............................................9
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS..........................35
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES............................48
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.....................52
ITEM 8. FINANCIAL INFORMATION.................................................53
ITEM 9. THE OFFER AND LISTING.................................................56
ITEM 10. ADDITIONAL INFORMATION...............................................57
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...........67
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES...............69

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES......................69
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND USE OF PROCEEDS..........................................69
ITEM 15. DISCLOSURE CONTROLS AND PROCEDURES...................................69
ITEM 16. [RESERVED]...........................................................70
ITEM 17. FINANCIAL STATEMENTS.................................................71
ITEM 18. FINANCIAL STATEMENTS.................................................72
ITEM 19. EXHIBITS.............................................................72
ANNEX A--GLOSSARY OF TECHNICAL TERMS.........................................A-1

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

         o "Brazilian corporate law" are to Law No. 6,404 of December 15, 1976, as amended by Law No. 9,457, of May 5, 1997 and by Law No. 10,303 of October 31, 2001;

         o the "Brazilian government" are to the federal government of the Federative Republic of Brazil;

         o "real," "reais" or "R$" are to Brazilian reais, the official currency of Brazil;

         o "U.S.$," "dollars" or "U.S. dollars" are to United States dollars;

         o "Concessions Law" are to certain laws and regulations adopted by the Brazilian federal government in 1995 in order to determine the bidding procedures for the granting of concessions in the electricity sector, namely Law No. 8,987, of February 13, 1995, Law No. 9,074, of July 7, 1995, Law No. 9,427, of December 26, 1996 and Law No. 10,848, of March 15, 2004, as amended;

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

         o other risk factors as set forth under "Item 3D. Key Information-- Risk Factors."

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


                 PRESENTATION OF FINANCIAL AND OTHER INFORMATION

         At May 31, 2004, the commercial market rate for purchasing U.S. dollars was R$3.1291 to U.S.$1.00. The commercial selling rate reported by the Central Bank is used in this annual report rather than the noon buying rate in New York City as reported by the Federal Reserve Bank of New York because the noon buying rate was not consistently reported for reais during the periods shown in this annual report. See "Item 3A. Key Information -- Selected Financial Data -- Exchange Rates" for information regarding exchange rates applicable to the real since 1998.

         The selected consolidated financial data at December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003 have been derived from our consolidated financial statements included elsewhere in this annual report. The selected consolidated financial data as of December 31, 2001, 2000 and 1999 for each of the years in the two year period ended December 31, 2000 have been derived from our consolidated financial statements that are not included in this annual report.

         We publish our financial statements in Brazil in accordance with accounting pratctices in Brazil, or Brazilian GAAP, which differs in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Note 29 to our financial statements appearing elsewhere in this annual report describes the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and shareholders' equity as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003.

         This annual report contains our audited consolidated financial statements at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003. On November 25, 1997, ESCELSA paid R$825.9 million to acquire a 55.4% controlling interest (which includes 76.5% voting interest) in ENERSUL. The results of operations of ENERSUL have been included in the consolidated results of operations of ESCELSA since November 25, 1997. See
Note 3.2(m) to our financial statements.

         Our financial statements and, unless otherwise specified, all financial information for periods ending on or before December 31, 2001 included in this annual report have been restated to recognize certain effects of changes in the purchasing power of the real due to inflation and expressed in constant reais of December 31, 2001. This restatement was done using the integral restatement method (correcao integral) required under Brazilian GAAP through December 31, 2001. See Note 2(c) to our financial statements.

         Under Brazilian GAAP and Brazilian corporate law, the Unidade Fiscal de Referencia (the Tax Reference Unit, or UFIR) was used as the index in highly inflationary times for inflation in the preparation of financial statements for periods through December 31, 1995. However, a Brazilian law enacted in December 1995 abolished the prior Brazilian price-level restatement system effective January 1, 1996 for corporate law purposes and for reporting by public companies, although the Comissao de Valores Mobiliarios (the Brazilian Securities and Exchange Commission, or CVM) allows companies to prepare financial statements in accordance with the constant currency method. Financial statements prepared in constant currency were not and are not used for tax and other statutory purposes. Since the UFIR is no longer updated, the Ibracon - Instituto dos Auditores Independentes do Brasil, or the Brazilian Institute of Accountants, recommended that the Indice Geral de Precos do Mercado (the General Market Price Index, or the IGP-M), as published by Fundacao Getulio Vargas, a leading independent Brazilian economic research organization, be used. From January 1, 1996 to December 31, 1997, and January 1, 1999 to December 31, 2000, we used the IGP-M to prepare our financial statements in constant currency.

         In July 1997, the three-year cumulative inflation rate for Brazil fell below 100%. However, for accounting purposes, the constant currency method continued to be applied through December 31, 2000.

         On March 22, 2001, the Conselho Federal de Contabilidade -- CFC established that, as of January 1, 2001, inflation accounting is no longer required under Brazilian GAAP, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil's cumulative inflation for the three-year period ended December 31, 2003 has been under 100%, our financial statements for the year ending December 31, 2003, 2002 and 2001 are expressed in nominal reais.

                                     PART I


ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3.  KEY INFORMATION

A.       Selected Financial Data

         We maintain our books and records in reais and prepare our financial statements in accordance with Brazilian GAAP, which differs in certain respects from U.S. GAAP. Note 29 to our financial statements included elsewhere in this annual report sets forth a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and provides a reconciliation to U.S. GAAP of net income and total shareholders' equity as of December 31, 2003 and for each of the three years in the period ended December 31, 2003.

         The selected financial data as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto included elsewhere in this annual report. The selected consolidated financial data at December 31, 2001, 2000 and 1999 and for each of the two-years in the period ended December 31, 2000 have been derived from our audited consolidated financial statements and the notes thereto, which are not included in this annual report.

         The following table presents a summary of our selected financial data at the dates and for each of the periods indicated. You should read the following information together with our financial statements and the notes thereto included elsewhere in this annual report and with "Item 5. Operating and Financial Review and Prospects."


                                                            At and for the Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                   2003           2002        2001         2000            1999
                                             ---------------------------------------------------------------------
                                                      (in thousands of reais, except per share amounts)
Statement of Operations Data:
Operating revenues:
   Electricity sales to final consumers.....     1,919,531      1,635,340   1,617,617    1,313,126      1,237,819
   Electricity sales to distributors........        30,501         40,357      83,519       42,723         39,072
   Other revenues...........................        90,559         47,581      29,646       32,944         22,149
                                             ---------------------------------------------------------------------
     Total..................................     2,040,591      1,723,278   1,730,782    1,388,793      1,299,040
Value-added taxes on sales..................     (497,979)      (424,140)   (345,297)    (330,229)      (308,558)
                                             ---------------------------------------------------------------------
Net operating revenues(1)...................     1,542,612      1,299,138   1,385,485    1,058,564        990,482
Operating expenses:
   Electricity purchased for resale.........     (791,271)      (709,027)   (675,189)    (500,139)      (501,102)
   Depreciation and amortization............     (157,176)      (173,165)   (149,138)    (140,906)      (129,353)
   Personnel................................     (126,863)      (111,354)   (108,271)    (115,014)      (130,265)
   Regulatory charges.......................     (118,286)      (106,184)    (97,377)     (99,856)       (63,947)
   Materials................................      (20,543)       (16,353)    (20,964)     (17,364)       (22,102)
   Third-party services.....................      (66,741)       (60,415)    (53,640)     (55,834)       (54,091)
   Other expenses...........................      (84,838)       (58,368)    (80,985)     (20,309)       (56,230)
                                                              ----------- -----------    ---------       ---------
     Total..................................    (1,365,718    (1,234,866) (1,185,564)    (951,551)      (957,090)
                                             ---------------------------------------------------------------------
Operating income............................       176,864         64,272     199,921      107,013         33,392
Financial income (loss), net (2)............       137,366      (670,419)   (235,831)     (23,499)      (119,345)
Non-operating expenses, net.................     (153,052)       (74,965)    (24,384)     (13,325)       (14,339)
Income tax and social contribution..........     (115,739)        103,366    (11,012)     (14,228)         69,503



                                                            At and for the Year Ended December 31,
                                             ---------------------------------------------------------------------
                                                   2003           2002        2001         2000            1999
                                             ---------------------------------------------------------------------
                                                      (in thousands of reais, except per share amounts)
Minority participation in (income) losses.         (1,540)         38,833    (10,794)      (3,314)         13,509
                                                 ---------      ---------    --------      -------       ---------
Net income (loss)...........................        43,929      (538,913)    (60,076)       52,647       (17,280)
                                                    ======      =========    ========      =======       ========
Net income (loss) per share(3)..............          9.65       (118.42)     (13.20)      (11.57)         (3.80)

Income (loss) before extraordinary items
and cumulative effect of change in
accounting principles
   Under U.S. GAAP..........................       176,041      (458,796)   (122,169)       12,181       (47,621)

   Extraordinary item, net of tax effect
     of R$5,085 in 1999 under U.S. GAAP.....             -              -           -            -         10,325

Cumulative effect of change in accounting
principle under US GAAP(4)..................             -      (409,953)           -            -              -
                                                 ---------      ---------    --------      -------       ---------
Net income (loss) under U.S. GAAP                  176,041      (868,389)   (122,169)       12,181       (37,296)
Basic and diluted earnings (loss) per share
   under U.S. GAAP(3).......................         38,68       (190.82)     (26.85)         2.68         (8.20)
Income (loss) per share under U.S. GAAP
   before extraordinary item and cumulative
   effect of change in accounting principle
   per share................................         38,68       (100.82)     (26.85)         2.68        (10.46)
Extraordinary item per share................             -              -           -            -           2.26
Cumulative effect of change in accounting
principle per share(4)......................             -        (90.00)           -            -              -

Balance Sheet Data (under Brazilian GAAP):
Current assets..............................       811,882        903,447     731,597      586,659        595,728
Property, plant and equipment (net).........     1,940,019      1,967,475   2,031,235    2,022,502      2,247,062
Total assets................................     4,018,663      4,269,510   3,976,868    3,457,352      3,668,146
Total loans and financing...................     2,188,235      2,560,843   1,744,878    1,421,585      1,459,083
Shareholders' equity........................       557,691        555,782   1,093,825    1,171,979      1,168,472
Number of shares outstanding at year end....     4,550,883      4,550,833   4,550,833    4,550,833      4,550,833
Shareholders' equity under
   U.S. GAAP (As restated in 2000, 1999 and
   1998)....................................       245,354         10,953     923,903    1,059,313      1,047,132
Dividends per thousand share under
Brazilian GAAP..............................          9,23              -           -            -              -
Dividends per share in U.S.$ under
   Brazilian GAAP(5)........................    U.S.$ 3.19              -           -    U.S.$1.45              -

Other Financial Data:
Capital expenditures........................       161,684        187,970     181,065      180,919        214,388
Net cash provided by (used in)(6):
   Operating activities.....................       102,110       (18,558)      54,398      171,051          4,517
   Investing activities.....................      (28,565)      (183,271)   (179,284)    (131,494)          2,939
   Financing activities.....................      (78,088)        219,200     121,777     (42,326)        (8,248)

Operating Data:
Electricity sold (Gwh)(7)
   Industrial...............................         3,399          3,961       3,669        3,979          3,530
   Residential..............................         2,067          1,996       2,055        2,363          2,308
   Commercial...............................         1,301          1,367       1,303        1,403          1,286
     Others.................................         1,948          1,783       1,749        1,871          1,858
                                             ---------------------------------------------------------------------
   Total....................................         8,715          9,107       8,776        9,616          8,982
   Number of customers (thousands)..........         1,582          1,551       1,495        1,406          1,344
Total energy losses (in percentages)........         12.2%          12.8%       11.1%        11.5%          11.6%
Transformer capacity (MVA)..................         4,205          4,297       4,092        4,016          3,893
Transmission lines (in kilometers)..........         8,198         10,196      10,094        9,981          9,751
Distribution lines (in kilometers)..........        74,949         71,948      67,697       57,549         56,437
Number of employees.........................         2,245          2,354       2,466        2,551          2,628

-----------------
(1) Net operating revenues represent operating revenues after value-added taxes on sales. See "Item 5. Operating and Financial Review and Prospects -- Operating Results."
(2) Financial income (expense) represents income earned on investments, net of interest, exchange and monetary variation on loans and financing.
(3) Earnings (loss) per share are computed under Brazilian GAAP based on the shares outstanding at the end of each year. Under U.S. GAAP, earnings
     (loss) per share are calculated based on weighted average shares outstanding. As there were no changes in shares outstanding during the years ended December 31, 2003, 2002, 2001, 2000 and 1999, the weighted average shares outstanding was the same as year-end amounts.
(4) Escelsa adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. The adoption of SFAS No. 142 required the Company to perform an initial impairment assessment of the goodwill associated with the acquisition of Enersul as of January 1, 2002. As a result of this assessment, a transitional impairment adjustment of R$409,953 has been reflected as cumulative effect of a change in accounting principle.
(5) Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the dates that distributions were declared during that period.
(6)  Net cash calculated under Brazilian GAAP.
(7) The electricity sold figures include the energy consumed by ESCELSA and ENERSUL, in the amount of, respectively, 11 GWh and 6 GWh.



Exchange Rates

         There are two principal legal foreign exchange markets in Brazil:

               o    the commercial rate exchange market; and

               o    the floating rate exchange market.

         Most trade and financial foreign-exchange transactions are carried out on the commercial rate exchange market. These transactions include the purchase or sale of shares or payment of dividends or interest with respect to shares. Foreign currencies may only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. In both markets, rates are freely negotiated but may be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, which led to a convergence in the pricing and liquidity of both markets. Since February 1,1999, the floating market rate has been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band has been eliminated. However, there is no guarantee that these rates will continue to be substantially the same in the future. Despite the convergence in pricing and liquidity of both markets, each market continues to be regulated separately.

         Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the real float freely or will intervene in the exchange rate market through a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see "Risk Factors - Risk Relating to Brazil."

         The following tables set forth the commercial selling rate, expressed in reais per U.S. dollar (R$/US$), for the periods indicated.


                                                           Exchange Rate of Brazilian Currency per US$1.00
Year                                                   Low             High         Average (1)        Year-End
----                                                   ---             ----         -----------        --------
1999..........................................        1.2078          2.1647          1.8133            1.7890
2000..........................................        1.7234          1.9847          1.8278            1.9554
2001..........................................        1.9357          2.8007          2.3519            2.3204
2002..........................................        2.2709          3.9552          2.9309            3.5333
2003..........................................        2.8219          3.9930          3.0964            2.8892


------------------

Source:  Central Bank

(1) Represents the average of the exchange rates on the last day of each month during the relevant period.


Month                                                     Exchange Rate of Brazilian Currency per US$1.00
-----                                                     -----------------------------------------------
                                                                                              Low              High
                                                                                              ---              ----
December 2003....................................................................          2.8420            2.9434
January 2004.....................................................................          2.8022            2.9409
February 2004....................................................................          2.9042            2.9878
March 2004.......................................................................          2.8752            2.9410
April 2004.......................................................................          2.8743            2.9522
May 2004.........................................................................          2.8653            3.0277


------------------
Source:  Central Bank


On June 25, the commercial market rate for purchasing U.S. dollars was R$3.1096 to US$1.00.

B.       Capitalization and Indebtedness

         Not Applicable.

C.       Reasons for the Offer and Use of Proceeds

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

Risks Relating to Our Notes and Us

         The tariffs that we charge for sales of electricity to final customers are controlled by ANEEL, which is the Brazilian energy sector regulatory agency, and our operating revenues and our ability to make interest or principal payments on the notes could be adversely affected if ANEEL's tariff-setting decisions are not favorable to us.

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

         ESCELSA's periodic tariff was increased by 19.89% by ANEEL in August 2001 on a provisional basis, since, up to that date, ANEEL had not regulated the valuation criteria for determining each distribution companies' asset base. Later, in 2002, ANEEL regulated the valuation criteria for determining a distribution company's asset base and set forth that such criteria had to be used for defining ESCELSA's 2001 tariff review. In accordance with that criteria, the definitive results of ESCELSA's 2001 tariff review will be determined upon the final evaluation of

ESCELSA's asset base as of April, 2001 which, although already completed by ESCELSA, has not been approved yet by ANEEL. Therefore, the results of ESCELSA's periodic tariff review in 2001 remain provisional. However, since ESCELSA's periodic tariff review scheduled for 2004 should be affected by the value of our asset base as of 2001, ANEEL is expected to determine the results of both periodic reviews at that time. There can be no assurance that, upon ANEEL's review of the final value of ESCELSA's asset base as of 2001 and as of 2004, ANEEL will not revise the provisional results of ESCELSA's 2001 periodic tariff review, nor can there be any assurance that ANEEL will establish the new tariff review in a manner that will not have a material adverse effect on the financial condition and business operations of ESCELSA.

         Unlike the most recent concession contracts for distribution companies such as ENERSUL, ESCELSA's concession contract does not contain a formula to determine the annual adjustment; therefore such tariff is entirely at the discretion of ANEEL.

         Since the privatization of ESCELSA, most of the other distribution companies, including ENERSUL, have been granted concession contracts with built-in tariff provisions. Under these concession contracts, the annual adjustment, or reajuste, is determined by a tariff adjustment formula. Although ESCELSA's concession contract provides for tariff adjustments, it does not stipulate a formula by which tariff adjustments will occur. ANEEL has adjusted ESCELSA's tariffs annually in a manner consistent with the terms of later concession contracts. In 2004, ESCELSA will not undergo an annual adjustment since it is subject to the periodic tariff review. Although we have no reason to believe that ESCELSA will be treated differently in the future than the other privatized distribution companies, ANEEL has substantial discretion, which is not limited by the terms of ESCELSA's concession contract, to set ESCELSA's tariffs. As such, there can be no assurance that ESCELSA's tariffs will continue to be set at rates that are consistent with the terms of the concession contracts of other distribution companies or will otherwise be set at levels that will not adversely affect our operating revenues and our ability to make interest or principal payments on the notes.

         ESCELSA generates a significant portion of its operating revenues from large industrial customers who may seek alternative energy suppliers upon the expiration of their contracts with ESCELSA.

         A significant portion of the energy sold by ESCELSA is purchased by large industrial customers engaged in the mining, steel, chemical, non-metallic mineral and textile industries. For the year ended December 31, 2003, ESCELSA's 10 largest customers accounted for approximately 33% its revenues and approximately 20% of the total quantity of electricity it sold. Such contracts will expire as follows: one in 2004, four in 2005, four in 2007 and one in 2008. As these customers are considered to be "free consumers" under Brazil's regulatory initiatives designed to foster competition in the energy sector, they will be entitled to seek alternative energy suppliers when their contracts with ESCELSA expire. There can be no assurance that, upon the expiration of their contracts with ESCELSA, these large industrial customers will be willing to renew and continue their business with ESCELSA. The loss of large industrial customers could have a material adverse effect on ESCELSA's operating revenues and financial condition.

         Initiatives aimed at increasing competition from independent power producers and self-generators may adversely affect our customer base and revenues.

         We hold concessions to distribute electricity in 70 of the 78 municipalities in the State of Espirito Santo and in 72 of the 77 municipalities in the State of Mato Grosso do Sul. Within our concession area we do not face competition in the distribution of low voltage electric energy to residential, commercial and industrial customers. However, other electric energy suppliers are now permitted to compete with us in offering electricity to certain unregulated consumers that qualify as "free consumers," namely customers with demand equal to or greater than 3MW that are supplied at a voltage level equal to or greater than 69kV, or, in the case of new customers that have entered the market since July 1995, demand equal to or greater than 3MW that is supplied at any voltage level. Although, by law, ANEEL has the power to decrease the demand and voltage level threshold for being a free consumer, it has not done so yet. While all of our customers meeting the criteria for being considered free consumers have entered into agreements with us for the supply of energy that will not expire until 2005, there can be no assurance that upon the expiration of those contracts, these customers will not consider alternative suppliers of electrical energy. During 2003, we had 10 customers meet the criteria of "free consumer," which accounted for approximately 33% of our revenue and approximately 20% of the total quantity of electricity sold by us. A loss of business to other energy suppliers serving free consumers located in our concession area and the implementation of additional regulations aimed at fostering competition in the energy sector could adversely affect our market share and operating revenues.

         Electric energy shortages may adversely affect our business and results of operations.

         Hydroelectric power is a major source of energy for Brazilian industry. In the recent past, low levels of investment and below average rainfall have resulted in low levels of critical hydroelectric capacity in Brazil's southeast, central west and northeast regions and the construction of gas-fired thermal generation plants has been delayed due to regulatory and other issues. On May 15, 2001, the federal government created the Camara de Gestao da Crise de Energia Eletrica, or GCE, to regulate and administer a program for the reduction of energy consumption to avoid interruptions in electricity supply. This program, known as the Rationing Program, established limits for energy consumption for industrial, commercial and residential consumers, which ranged from a 15% to a 25% reduction in energy consumption. The Rationing Program affected all consumers, including our large industrial and commercial consumers, and it was terminated in March 2002. However, we cannot assure you that there will not be another energy shortage and Rationing Program in the future and that our results of operations will not be adversely affected in that event.

         The Brazilian government has mandated the establishment of a universal program that requires distribution companies to extend electric service to all consumers requesting electric service and failure to comply with the requirements of the program would result in a reduction of our tariffs.

         In April 2003, the Brazilian government began the implementation of a universal program aimed at ensuring that the entire population has access to electricity. Under the program, electricity distribution companies will bear the initial cost of extending energy to unreached consumers. Presently, it is unclear how, when and to what extent the distribution companies will be reimbursed for the capital expenditures they must make in order to promote universal access to energy. See "Item 4. Information on the Company -- Regulation on the Brazilian Sector -- Universal Goals."

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

         The Brazilian government has recently passed laws regarding a new model for the electricity sector (the "New Model for the Electricity Sector"), aimed at regulating the supply of electricity in the country. Such laws include Law No. 10, 848, which established new restrictions on distribution companies' ability to engage in generation or transmission activities, and will impose certain changes to our capital and operational structure. Such restrictions may affect our financial conditions and business operations, as well as our ability to duly comply with some obligations provided for in the financial instruments to which we are a party. Additionally, there can be no assurances that once these laws are duly codified into regulations, that these laws will not negatively affect our financial condition and business operations.

         On March 15, 2004, new laws were issued in connection with the regulation of the electricity sector, including Law No. 10,848. The laws detail the roll out of the New Model for the Electricity Sector, which aim to assure adequate supply of electric energy, promote low tariffs and ensure availability of electricity to all consumers. Such laws have yet to be regulated by the Federal Government. Until such laws are regulated, whether by a presidential decree or by ANEEL's resolutions, the aspects of their implementation are uncertain. Therefore, there can be no assurance as to whether, how nor to what extent, the New Model for the Electricity Sector, once fully regulated by the Federal Government and effective, can adversely affect the financial condition and business operations of ESCELSA and ENERSUL.

         Furthermore, Law 10,848 prohibits distribution concessionaires such as ESCELSA and ENERSUL, from developing activities of generation or transmission of electric energy, as well as from holding, either directly or indirectly, interests in any other entity. Companies must comply with these restrictions within eighteen months after the passage of such legislation on March 15, 2004. However, this deadline can be extended by ANEEL under exceptional circumstances. We are currently evaluating whether such prohibitions will affect us, and if so, to what extent. In the future, we may be required to implement a corporate reorganization in order to transfer to other companies of our group, all of our generation and transmission assets, as well as the equity interest currently held by ESCELSA in ENERSUL. This corporate reorganization may affect our financial condition and business operations, as well as our ability to duly comply with some obligations provided for in the financial instruments to which we are a party. For more information on these new restrictions, see "Item 4. Information on the Company -- Regulation of the Brazilian Electricity Sector -- Changes in the Vertical Structure of the Companies of the Power Sector Agents and Restrictions on Their Activities."

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

         o    interest rates;

         o    tax policy;

         o    energy shortages and rationing;

         o    inflation;

         o other political, diplomatic, social and economic developments in or affecting Brazil.

         At the end of 2002, Brazil elected a new president from the Workers Party, Luiz Inacio Lula da Silva, known as Lula. In the period leading up to, and subsequent to, his election there was substantial uncertainty relating to the policies that the new government would pursue, including the potential implementation of macroeconomic policies that differed significantly from those of the prior administration. This uncertainty resulted in a loss of confidence in the Brazilian capital markets, including the steady devaluation of the real against the U.S. dollar in that period. While the new government has not departed in any material way from previous policy, there is no certainty whether these economic policies will continue and whether they will be effective. We cannot predict what future fiscal, monetary, social security and other policies will be adopted by President Lula's administration and whether these policies will result in adverse consequences to the economy and to our business, operations, financial conditions and the market price of our notes.

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

         Our ability to meet our U.S. dollar-denominated obligations is affected by changes in the relative value of the real against the U.S. dollar. As substantially all of our revenues are real-based, we are required to purchase U.S. dollars in foreign exchange markets with reais to meet our U.S. dollar-denominated obligations. Our principal U.S. dollar-denominated obligations are our interest and principal payments on the notes and payments for power purchased from ITAIPU (approximately 29% and 25% of the total power purchased by ESCELSA and ENERSUL in 2003, respectively).

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

         Unless we successfully hedge devaluation risk, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our ability to make payments of interest and principal on the notes. At December 31, 2003, we had approximately US$ 66 million interest rate hedges in place in connection with the notes.

         In addition, we believe that our concession contracts give us the right to pass through to our tariffs any increase in the cost of electricity we purchase from ITAIPU. Currently, any increase in the cost of power purchased from ITAIPU is passed through to our tariffs pursuant to the CVA tracking account mechanism (see "Item 4. Information on The Company -- Regulation of The Brazilian Electric Sector -- Tariffs and Sectorial Charges" for detailed information regarding the CVA tracking account mechanism). However, if CVA regulations are modified, we cannot assure we will be able to continue to pass through the increase of such cost to our tariffs. If we are not permitted to pass through these increases, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our financial condition and results of operations.

         Developments and the perception of risk in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our notes.

         The market value of securities of Brazilian companies is affected to varying degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, including ours. This could adversely affect the trading price of our notes and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

         At the time of our incorporation, we were controlled by Centrais Eletricas Brasileiras S.A. - ELETROBRAS, a company controlled by the Brazilian government. In 1995, the Brazilian government began to liberalize, privatize and deregulate the Brazilian electric energy sector, almost all of which was government-owned. In July 1995, we became the first government-owned electricity company to be privatized. In our privatization auction, 50% plus one share of our common shares were acquired by Iven S.A. and GTD Participacoes S.A., with ELETROBRAS remaining as minority shareholder until 1997. On January 19, 1996, we became a public company, registered with the CVM, and presently our shares are traded on the Sao Paulo Stock Exchange; however, they do not have a significant public float.

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

Capital Expenditures

         We recorded capital expenditures in 2003, 2002 and 2001 of R$161.7 million, R$188.0 million and R$181.1 million, respectively. Our investments in distribution and sub-transmission lines totaled R$92.1 million in

2003, as compared to R$99.0 million in 2002 and R$122.8 million in 2001. Investments in expansion and modernization of our generation facilities totaled R$26.1 million in 2003, as compared to R$33.2 million in 2002 and R$5.6 million in 2001.

         We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$119.4 million for the expansion and modernization of our distribution lines in 2004, most of which will be financed with the cash from our operations.

B.       Business Overview

General

         We engage primarily in the transmission and distribution of electricity in the States of Espirito Santo and Mato Grosso do Sul in Brazil. We provided approximately 95% and 94% of the electricity distributed in 2003 in the States of Espirito Santo and Mato Grosso do Sul, respectively. We had net operating revenues (see "Item 3. Key Information -- Selected Financial Data" for the definition of net operating revenues) of R$1,542.6, R$1,299.1 million and R$1,385.5 million in 2003, 2002 and 2001, and a net income of 43.9 million, a net loss of R$538.9 million and a net loss of R$60.1 million in 2003, 2002 and 2001, respectively. At December 31, 2003, we had assets totaling R$4.1 billion, and concessions for 11 hydroelectric generation plants in Espirito Santo (no concessions are required under our concessions contract for Enersul), 8,198 kilometers of transmission lines and sub-transmission lines, 6,552 MVA transformer capacity and 74,949 kilometers of distribution lines.

ESCELSA

         ESCELSA engages primarily in the transmission and distribution of electricity in the State of Espirito Santo. ESCELSA distributes electricity to 70 of the 78 municipalities that comprise the entire State of Espirito Santo, covering an area of approximately 41,372 square kilometers, or 90% of the geographic area of the State of Espirito Santo. In 2003, ESCELSA supplied 6,898 GWh of electricity and, as of December 31, 2003, had 968,165 customers representing nearly 3 million people or approximately 94% of the total population of the State of Espirito Santo. In 2003, industrial, residential, commercial, rural and other customers, including other distribution companies, represented 47%, 20%, 13%, 7% and 8%, respectively, of ESCELSA's electricity distribution sales by volume of electricity sold. As of December 31, 2003, ESCELSA's 10 largest customers accounted for approximately 33% of our revenues and approximately 20% of the total amount of electricity sold by ESCELSA. ESCELSA's primary load center is greater Vitoria, the capital of the State of Espirito Santo, which represented 26.8% of ESCELSA's entire market in 2003.

         ESCELSA is also engaged in the generation of electricity. All of its generation capacity is hydroelectric. ESCELSA has concessions for 11 hydroelectric power plants, of which 7 are in operation, and in 2003 they generated approximately 922 GWh or 11.3% of its total energy needs. In 2003, ESCELSA purchased a total of 5,976 GWh of electricity, of which 3,680 GWh were purchased under a long-term contract with Furnas Centrais Eletricas S.A., or FURNAS, including 1,796 GWh produced by ITAIPU, and 500 GWh were purchased from other suppliers.

Transmission and Distribution

         General. ESCELSA transmits and distributes electricity, either generated by it or, more commonly, purchased primarily from FURNAS and ITAIPU, to a geographic area encompassing 90% of the State of Espirito Santo. At December 31, 2003, ESCELSA had 46,397 kilometers of power lines, composed of transmission and distribution lines.

         The following table provides certain information regarding ESCELSA's transmission and distribution system, as of the dates presented (except for energy loss data, which is presented for the year ended on that date):


                                                                        December 31,
                                                      -----------------------------------------------
                                                          2003              2002             2001
                                                      ------------      ------------     ------------
         Kilometers of transmission and
           subtransmission lines
            230 kV..................................       140               140              140
            138 kV..................................     1,502             1,502            1,502
            69 kV...................................       960               945              945
            34.5 kV.................................       413               413              413
         Kilometers of overhead distribution lines
            (11.4 kV to 13.8 kV)(1).................    43,382            42,493           41,699
         Transformer capacity (MVA)
            Transmission............................     2,635             2,638            2,682
            Distribution............................     1,535             1,478            1,408
         Total energy losses (in percentage)(2).....      12.2              11.4             10.4

--------------

(1) In 2003, this number was readjusted due to an external audit of our electric network registry, which indicated a discrepancy between the number of overhead distribution lines recorded on our registry and the actual number of overhead distribution lines.
(2) Technical energy losses from ESCELSA's lines and equipment occur in the ordinary course of transmission and distribution of electric energy; commercial losses occur as a result of illegal connections.


         Transmission and Subtransmission. At December 31, 2003, ESCELSA's transmission and sub-transmission system was comprised of approximately 3,015 km of transmission lines, primarily 138 kV and 69 kV. In addition, ESCELSA had 69 transformer substations, where electric current is transformed into lower voltages for subsequent distribution, with total transforming capacity of 2,635 MVA. The transmission system is connected to ESCELSA's main load center and to various connecting points with FURNAS. Of ESCELSA's industrial and commercial customers, 20 have 69 kV or 138 kV high-voltage electrical energy supplied through direct connections to ESCELSA's transmission system. Such customers represented approximately 61% of ESCELSA's total volume of electrical power sales during 2003, and approximately 44% of ESCELSA's total revenues during that same period.

         Distribution. At December 31, 2003, ESCELSA's distribution system was composed of urban and rural distribution networks, which include electric poles carrying 43,382 km of distribution lines and 38,842 distribution transformers, with an installed transforming capacity of 1,535 MVA. ESCELSA's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (13.8 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (13.8 kV and below).

         System Performance. ESCELSA's energy losses increased to approximately 12.2% during the twelve-month period ended December 31, 2003, compared to approximately 11.4% during the twelve-month period ended December 31, 2002. We estimate that 44% of ESCELSA's energy loss in 2003 occurred as a result of illegal connections. The remaining 56% of ESCELSA's energy loss resulted from standard losses that occur during the ordinary course of energy transmission and distribution. The energy losses for all distribution companies in Brazil averaged 17.9%, as calculated by Associacao Brasileira de Distribuidoras de Energia Eletrica, or the Brazilian Association of Distributors of Electric Energy in 2003.

         Scheduled interruptions in ESCELSA's services to customers represented 31.0% of all interruptions during 2003. Unscheduled interruptions due to accidental causes, including lightning strikes, fire, wind and corrosion, represented 69.0% of all interruptions. In 2003, we invested an additional R$43.5 million to renovate and improve ESCELSA's transmission and distribution system, and we expect to invest an additional R$49.9 million for such purposes in 2004.

         The average duration of interruptions during 2003 was 10.73 hours per customer, representing a decrease of approximately 26% from 14.53 hours per customer during 2002. The frequency of interruptions for 2003 was 8.80 interruptions per customer, representing a decrease of approximately 19.6% from
10.94 interruptions per customer during 2002. The average time to respond to interruptions in customer service increased from 112 minutes for 2002 to 118 minutes for 2003. The number of customer complaints increased by 5.4% in 2003. The increase of the average time to respond to interruptions and to complaints was primarily due to the rollout of a new operating system, Sistema de Operacao de Distribuicao ("SOD"). Under SOD, customer complaints were only relayed to the customer services center after 3 minutes. In addition, unfavorable weather conditions in many areas throughout our region, augmented our response time.

Customers, Analysis of Demand and Tariffs

         Customers. Customers of ESCELSA are classified into five principal categories: industrial (comprising manufacturing and processing activities), residential, commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily other distribution companies and public and municipal services, such as street lighting). In 2003, industrial, residential, commercial, rural and other customers represented 47%, 20%, 13%, 7% and 8%, respectively, of ESCELSA's electricity sales by volume of electricity sold.

         The principal industries supplied by ESCELSA during 2003 and the percentage of the total power supplied to all customers, including residential and commercial customers, were as follows: mining 18%, chemical 6%, steel 6%, non-metallic mineral 2% and textile industry 1%. In 2003, the 10 largest customers accounted for approximately 33% of ESCELSA's energy sold by volume.

         Analysis of Demand. The following table sets forth certain information regarding ESCELSA's customers, energy sales and revenues for the periods indicated.


                                   Number of
                                    Customers                               Year Ended December 31,
                                  at December       ---------------------------------------------------------------------
                                    31, 2003                2003                     2002                    2001
                                  ------------      ---------------------    --------------------     -------------------
                                                                          (in thousands of reais)
                                                      GWh          R$          GWh        R$            GWh         R$
Industrial.......................       10,633         2,745      403,215     3,290       406,411       3,051     328,501
Residential(1)...................      764,264         1,195      393,566     1,134       333,358       1,186     298,568
Commercial.......................       85,465           754      220,518       839       194,397         780     150,449
Rural............................       98,947           385       60,958       315        45,282         333      38,479
Other and miscellaneous..........        8,704           492       97,559       459        77,792         430      60,532
SCELSA's own consumption.........          150            11          n/a        10           n/a          10         n/a
Other concessionaires............            2           318       26,194       318        20,839         314      18,861
                                  ------------      --------    ---------    ------     ---------     -------     -------
    Total........................      968,165         5,900    1,202,010     6,365     1,078,079       6,104     895,390
                                  ============      ========    =========    ======     =========     =======     =======

--------------

(1) The revenues originated from residential consumers do not include the unbilled revenues and the revenues resulting from the government subsidies given in connection with services provided to low-income customers.


         For the three-year period ended December 31, 2003, the compound annual performance rate in the volume of electricity sold by ESCELSA to industrial, residential and commercial customers was (16.5)%, 5.4%, and (10.1)%, respectively. During that same period, the compound annual performance rate in the volume of electricity sold by all Brazilian electricity companies to industrial, residential and commercial customers was 4.9%, 0.4% and 3.6%, respectively. The decreases in our compound annual performance rate are due to the fact that some of our commercial and industrial customers became free consumers and therefore terminated their respective contracts with us. However, our compound annual performance rate in connection with our residential customers was higher than the Brazilian market average.

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

         The following table details the breakdown of ESCELSA's Group A and Group B final customers and sets forth the average tariff and certain other information for 2003:


                                          Average                                  Net              Number of
Group                                    Tariff(1)            Volume             Revenue             Customers
-----                                ------------------    -----------     --------------------- ----------------
                                          (R$/MWh)             (%)                 (%)
Group A:
  A2-138 kV.....................            96,98               36                  21                        17
  A3-69 kV......................           128,44                -                   0                         5
  A3a-44 kV.....................           123,34                3                   2                        13
  A4 13.8 to 2.3 kV.............           160,64               20                  20                     2.872
                                     ------------------    -----------     --------------------- ----------------
   Subtotal.....................           120,47               59                  43                     2.907
Group B:
  B1-Residential................           252,97               21                  32                   764.178
  B2-Rural......................           158,91                6                   6                    98.687
  B3-Others.....................           261,37               10                  16                   102.172
  B4-Public lighting............           132,93                4                   3                   219
                                     ------------------    -----------     --------------------- ----------------
  Subtotal......................           230,41               41                  57                   965.256
                                     ------------------    -----------     --------------------- ----------------
Total...........................           166,22              100                 100                   968.163
                                     ==================   ============     ===================== ================

--------------

(1)  The average tariff was calculated net of ICMS effects.

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

         ESCELSA's periodic tariff was increased by 19.89% by ANEEL in August 2001 on a provisional basis, since, up to that date, ANEEL had not regulated the valuation criteria for determining each distribution companies' asset base. Later, in 2002, ANEEL regulated the valuation criteria for determining a distribution company's asset base and set forth that such criteria had to be used for defining ESCELSA's 2001 tariff review. In accordance with that criteria, the definitive results of ESCELSA's 2001 tariff review will be determined upon the final evaluation of ESCELSA's asset base as of April, 2001 which, although already completed by ESCELSA, has not been approved yet by ANEEL. Therefore, the results of ESCELSA's periodic tariff review in 2001 remain provisional. However, since ESCELSA's periodic tariff review scheduled for 2004 should be affected by the value of our asset base as of 2001, ANEEL is expected to determine the results of both periodic reviews at that time. There can be no assurance that, upon ANEEL's review of the final value of ESCELSA's asset base as of 2001 and as of 2004, ANEEL will not revise the provisional results of ESCELSA's 2001 periodic tariff review, nor can there be any assurance that ANEEL will establish the new tariff review in a manner that will not have a material adverse effect on the financial condition and business operations of ESCELSA.

         On December 21, 2001, in order to allow for the recovery from the consumption losses incurred as a result of the Rationing Program, ANEEL authorized a 2.9% extraordinary tariff increase for residential, rural and public lighting customers, with the exception of low income customers, and 7.9% for all other customer segments. The tariff adjustment is to be applied over a maximum period of 69 months or such other period as determined by ANEEL, starting in December 2001 until ESCELSA's stated losses under the Rationing Program are recovered.

         On August 7, 2003, ANEEL established a 17.30% tariff increase for ESCELSA's customers, of which approximately 8.96% related to costs not managed by ESCELSA, such as energy purchased from FURNAS and ITAIPU, as well as RGR, CCC, or transmission costs. The remaining 8.34% represented costs managed by ESCELSA that were adjusted to the IGP-M inflation index, partially offset by a 1.89% discount applied to the account for the pass through of productivity gains related to the growth of ESCELSA's operation through increase in the number of consumers or in power consumption (the so-called "X factor", that was defined by ANEEL in 2001 at the time of ESCELSA's second periodic tariff review).

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

         The more recent concession contracts also state that ANEEL's periodic tariff review will take into account efficiency gains achieved by the distribution company, compare the distribution company's tariff with tariffs of foreign companies and similar domestic companies, and take into account changes to the cost and market structures of the distribution company. The X factor is a result of the assessment by the regulator and each utility company of the appropriate sharing of estimated cost reductions that each concessionaire expects to achieve by increasing its operations until the next tariff periodic review. As a result, a distribution company may not be able to retain all of the efficiencies and savings achieved by it on a going-forward basis. While the revision based on the X factor is entirely within ANEEL's discretion, ANEEL has recently set a formula for calculating the X factor, which comprises the sum of three elements: (1) a discounted cash flow formula, which is based upon projections of macroeconomic indicators (such as GDP and inflation), assets in service, efficiency costs, investments and depreciation, number of consumers and consumption in MWh; (2) a consumer satisfaction survey; and (3) the variation of labor remuneration, which reflects increases in labor remuneration, included in Parcel B. In accordance with recent regulation issued by ANEEL, the value of the X factor will vary in all annual tariff adjustments. On August 7, 2001, ANEEL set the X factor at 1.89% per year, which represents the percentage discount to be applied to the IGP-M index, which is used to adjust our managed cost compensation for the 2002 and 2003 tariff adjustments. In August of 2003, ESCELSA's annual tariffs by class were A2 - 20.85%; A3 - 19.80% ; A4 - 17.44% and B - 15.38%. The average tariff for all classes was 17.30%.

         Commercial Arrangements. ESCELSA has entered into supply contracts with Group A customers, which are based on general terms and conditions set forth in ruling (Portaria) No. 466 of November 12, 1997. These contracts contain minimum demand clauses that require the customer to pay for either contracted demand or, if greater, actual capacity used. These contracts have durations of three or five years, with automatic renewals for equal durations, subject to notice 12 and 18 months, respectively, prior to expiration of the term. Other contracts have three-year terms, with perpetual rolling one-year renewals. Each such contract is subject to termination on approximately 18 months notice (if the contract is not terminated, it automatically extends for one additional year). During 2003, two of out largest consumers, Companhia Vale do Rio Doce and Samarco Mineracao S.A., terminated their respective supply contracts and no longer purchase energy from us. We are not aware of any other large customer that plans to contract directly with generators other than us or to self-generate electricity, but there can be no assurance that these contracts will be renewed in the future, particularly in light of potential increased competition by generators for free consumers. If any significant customers choose to become a free consumer and therefore terminate their contracts, ESCELSA would be entitled, pursuant to Law No. 9,648 of May 27, 1998, to reduce its purchases from FURNAS by a corresponding volume of electricity. Such reduction is subject to ANEEL approval. Customers with whom ESCELSA maintained such contracts during 2003 represented approximately 54.2% of its sales of electricity (measured in MWh) and 36.4% of its revenues during the period. We believe that these contracts provide us with a relatively stable source of revenue.

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

         Billing Procedures. The procedure for billing and payment for electricity supplied is determined by customer category. ESCELSA's industrial customers are billed on the day of meter reading, with payment required within five days of the invoice date. ESCELSA's residential customers are billed within two days of meter reading, with payment required within five days after the invoice date. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates of ESCELSA's customers are staggered throughout each calendar month. ESCELSA may suspend delivery of electricity to customers if the customer's bill is overdue and 15 days have passed since notification was sent to the customer. However, since the services provided by electric distribution companies are considered essential services, there are precedent court decisions that consider the suspension of delivery of electricity to be unlawful pursuant to the Brazilian Consumer Defense Code. Therefore, we may not be able to suspend our services if a court order prohibits us from doing so. In the event of late payment of electricity bills, a fine of 2% is charged on the total invoice overdue, as well as an interest charge of 1% per month. In addition, if such event has resulted in a service disconnection, a service reconnection fee is also charged.

Purchases of Electricity

         ESCELSA's electricity purchases from FURNAS and ITAIPU represented approximately 92% of its total volume of purchases in 2003. In 2003, ESCELSA purchased 3,680 GWh of electricity from FURNAS, 1,796 GWh from ITAIPU (and billed by FURNAS), and 500 GWh from other suppliers. ESCELSA is one of the 15 electricity companies in the South, Southeast and Midwest regions of Brazil that are required by law to purchase from ITAIPU a portion of ITAIPU's energy purchased by Brazil pursuant to a treaty with Paraguay dated April 26, 1973, based on their respective market shares of the South, Southeast and Midwest regions taken as a whole. By law, ESCELSA is obligated to purchase approximately 2.5% of the energy purchased by Brazil from ITAIPU until 2023. To defray the costs associated with financing the ITAIPU project, the concessionaires in Brazil's South-Southeast-Midwest interconnected power system, including ESCELSA, are required to purchase ITAIPU's energy at U.S. dollar-indexed rates fixed to cover operating expenses and payments of principal and interest on such financing and the costs of transmitting power to their concession area. As a result, the average rates for the purchase of power produced by ITAIPU have been above the national average for the bulk supply of power. As ESCELSA's power needs increase, power supplied by ITAIPU is expected to represent a smaller percentage of power purchased by ESCELSA. See "-- Regulation of the Brazilian Electricity Sector."

         The following table shows ESCELSA's cost basis for energy purchased from ITAIPU, FURNAS and other suppliers in 2003:

                                                           Average
                                             -----------------------------------
                                                           (R$/MWh)
ITAIPU..................................                    106,39
FURNAS..................................                    60,93
Other...................................                    99,25
                                             -----------------------------------
Weighted Average........................                    89,69
                                            ====================================


         The following table shows the total electricity (i) generated or purchased by ESCELSA and (ii) sold to final customers and other concessionaires during the periods indicated:


                                                                                       Year Ended December 31,
                                                                                ----------------------------------
Suppliers                                                                          2003          2002       2001
---------                                                                       ----------    ----------  --------
                                                                                               (in GWh)
Electricity generated by ESCELSA.......................................             922          1,05        837
Electricity purchased from ITAIPU......................................           1,796          1,74      1,741
Electricity purchased from FURNAS......................................           3,680          5,39      5,386
Electricity purchased from others......................................             500            52        188
Electricity delivered to final consumers...............................           5,582          6,04      5,790
Electricity delivered to other concessionaires.........................             318           318        314
Losses.................................................................             998           838        723


         In October 1999, ESCELSA entered into a use of transmission system agreement with the Operador Nacional do Sistema Eletrico (National Electric System Operator), or ONS, which is the entity that coordinates and controls the electric energy generation and transmission in the interconnected system, for the transmission of electricity and connection to the interconnected power system. ESCELSA and FURNAS are currently operating under an initial contract for the purchase of electricity that was executed in 1999. See "-- Regulation of the Brazilian Electricity Sector." The initial contract with FURNAS sets forth ESCELSA's obligations to purchase specified amounts of electricity generated by FURNAS, at tariffs set by ANEEL. Under Law No. 9,648 of May 27, 1998, beginning in 2003, the energy and capacity amounts covered by the initial contracts, like the one executed between ESCELSA and FURNAS, should be reduced at a rate of 25% per year until all power purchases and sales are fully released, which would occur at end of 2006. Despite that, in accordance with Law No. 10,438 of April 26, 2002, FURNAS and ESCELSA may amend their initial contract to avoid the 25% yearly reductions that started to take place in 2003. Under the New Model for the Electricity Sector, amendments to the Initial Contracts were made an exception to the rule that restricts amendments on power purchase agreements executed before March 15, 2004. See "Item 4. Information on the Company-- Regulation on the Brazilian Sector."

         ESCELSA's electric generation capacity does not affect its commitment to purchase energy generated by ITAIPU or by FURNAS. ESCELSA has the right to proportionately reduce purchases from FURNAS if a free consumer terminates its contract with ESCELSA. Such reduction is subject to ANEEL's approval.

         The tariffs for electricity generated by ITAIPU are established in accordance with a treaty between Brazil and Paraguay dated April 26, 1973 and are denominated in U.S. dollars. The tariffs for electricity generated by FURNAS are established pursuant to regulations implemented by ANEEL and are denominated in reais. ESCELSA's purchases of electricity generated by ITAIPU are paid for on the basis of a capacity charge as well as a charge for transmission. ESCELSA's purchases of electricity generated by FURNAS and other concessionaires are paid for on the basis of both a capacity charge and an energy charge. See "-- Regulation of the Brazilian Electricity Sector -- Tariffs." Capacity charges of ITAIPU are indexed to U.S. dollars and converted on the date the payment is made in reais at the exchange rate published by the Central Bank on the previous day. The devaluation of Brazil's currency relative to prevailing rates of inflation affects the price of power generated by ITAIPU, which constituted approximately 29% of the total power purchased by ESCELSA in 2003. We believe that our concession contract give us the right to pass through to our tariffs any increase in cost of electricity we purchase from ITAIPU. Currently, any increase in the cost of power purchased from ITAIPU is passed through to our tariffs pursuant to the CVA tracking account mechanism. See "Item 4. Information on The Company - Regulation of the Brazilian Electric Sector - Tariffs and Sectorial Charges" for detailed information regarding the CVA tracking account mechanism. However, if CVA regulations are modified, we cannot assure we will be able to continue to pass through the increase of such cost to our tariffs. If we are not permitted to pass through these increases, any decrease in the value of the real relative to the U.S. dollar could have a material adverse effect on our financial condition and results of operations. See "-- Regulation of the Brazilian Electricity Sector -- Tariffs and Sectorial Charges -- Parcel A."

Generation

         ESCELSA holds the concession for eleven hydroelectric power plants in the State of Espirito Santo, of which seven are in operation. The total installed capacity of the hydroelectric plants is approximately 190 MW. ESCELSA generated 922 GWh in 2003. The following table sets forth certain information concerning ESCELSA's power plants.


                                                                  Installed                2003
         Hydroelectric Plants                                     Capacity                Output)
         --------------------                                ------------------       ---------------
                                                                    (MW)                   (GWh)
         Mascarenhas....................................            131.0                  745.1
         Suica..........................................             30.6                  109.4
         Rio Bonito.....................................             13.8                   51.8
         Jucu...........................................              4.4                   14.6
         Others.........................................              9.9                    1.1
                 Total..................................            189.7                  922.0



ENERSUL

         ENERSUL engages primarily in the transmission and distribution of electricity in the State of Mato Grosso do Sul. ENERSUL provided approximately 94% of the electricity distributed in the State of Mato Grosso do Sul in 2003. ENERSUL distributes electricity to 72 of the 77 municipalities that comprise the entire State of Mato Grosso do Sul, covering an area of approximately 329,270 square kilometers, or 92% of the geographic area of the State of Mato Grosso do Sul. In 2003, ENERSUL supplied 3,350 GWh of electricity and, as of December 31, 2003, it had 613,829 customers, representing nearly 2 million people, or approximately 95% of the total population of the State of Mato Grosso do Sul. In 2003, residential, industrial, commercial, rural and other customers, including other distribution companies, represented 31%, 23%, 19%, 10% and 15%, respectively, of ENERSUL's electricity distribution sales by volume of electricity sold. ENERSUL's four largest customers accounted for 6.8% of the volume of ENERSUL's electricity distribution sales in 2003. ENERSUL's primary load center is Campo Grande, the capital of the State of Mato Grosso do Sul, which represented approximately 35% of ENERSUL's entire market in 2003.

         ENERSUL is also engaged in the generation of electricity. Its generation capacity is both hydroelectric and thermal. ENERSUL operates seven power plants, which in 2003 generated approximately 225 GWh, or 4% of its total energy needs. In 2003, ENERSUL purchased a total of 3,141 GWh of electricity, of which 1,853 GWh were purchased under a long-term contract with Tractebel Energia S.A., or TRACTEBEL, including 732 GWh produced by ITAIPU, and 556 GWh from other distribution companies.

         Currently, Magistra Participacoes S.A., a wholly owned subsidiary of ESCELSA, owns 87.9% and 50.6% of the common and preferred shares, respectively, of ENERSUL.

Transmission and Distribution

         General. ENERSUL transmits and distributes electricity, purchased primarily from TRACTEBEL and ITAIPU, to a geographic area encompassing 92% of the State of Mato Grosso do Sul. At December 31, 2003, ENERSUL had 36,750 kilometers of power lines, composed of sub-transmission and distribution lines.

         The following table provides certain information concerning ENERSUL's transmission and distribution system as of the dates presented (except for energy loss data, which is presented for the year ended on that date):


                                                                         December 31,
                                                           -------------------------------------------
                                                               2003           2002           2001
                                                           ------------- -------------- --------------
Kilometers of transmission and sub-transmission lines:
     138 kV(1)........................................        2,859          2,865          2,749
     69 kV............................................          427            423            486
     34.5 kV(1).......................................        1,897          3,908          3,859
Kilometers of overhead distribution lines:
     (11.4 kV to 22 kV)...............................       31,567         29,455         26,028
Transformer capacity (MVA):
Transmission..........................................        1,570          1,615          1,490
Distribution..........................................          812            769            711
Total energy losses (in percentage)(2)................         15.7           15.8           12.7


-------------

(1) In 2003, these numbers were readjusted due to an external audit of our electric network registry, which indicated a discrepancy between the number of 138 kV and 34.5 kV transmission and sub-transmission lines recorded on our registry and the actual number of such lines.

(2) Technical energy losses from ENERSUL's lines and equipment occur in the ordinary course of transmission and distribution of electric energy; commercial losses occur as a result of illegal connections.


         Transmission. At December 31, 2003, ENERSUL's transmission system was comprised of 5,183 km of transmission lines, primarily 138 kV, 69 kV and 34.5 Kv. In addition, ENERSUL had 94 transformer substations, where electric current is transformed into lower voltages for subsequent distribution, with total transforming capacity of 1,570 MVA. The transmission system is connected to ENERSUL's main load center, and to various connecting points with TRACTEBEL. Of ENERSUL's industrial and commercial customers, two have 69 kV and four have 138 kV high-voltage electrical energy supplied through direct connections to ENERSUL's transmission system. Such customers represented approximately 7.3% of ENERSUL's total volume of electrical power sales during 2003, and approximately 2.8% of ENERSUL's total revenues during the year.

         Distribution. At December 31, 2003, ENERSUL's distribution system was composed of urban and rural distribution networks, which include electric poles carrying 31,567 km of distribution lines and 21,109 distribution transformers, with an installed transforming capacity of 812 MVA. ENERSUL's distribution system consists of a widespread network of predominantly overhead lines and substations having successively lower voltage ranges (13.8 kV and below). Electricity is supplied to larger industrial customers at a higher voltage and is supplied to smaller industrial, residential and commercial customers at lower voltage ranges (13.8 kV and below).

Customers, Analysis of Demand and Tariffs

         Customers. ENERSUL's customers are classified into five principal categories: residential, industrial (comprising manufacturing and processing activities), commercial (including service-oriented businesses, universities and hospitals), rural and others (primarily other distribution companies and public and municipal services, such as street lighting). In 2003, residential, industrial, commercial, rural and other customers represented 31%, 23%, 19%, 10% and 15%, respectively, of ENERSUL's electricity sales by volume of electricity sold. In 2003, the four largest customers accounted for approximately 6.8% of ENERSUL's energy sold by volume.

         Analysis of Demand. The following table sets forth certain information regarding ENERSUL's customers, energy sales and revenues for the periods indicated.


                                         Number of                    Year ended December 31,
                                         Customers    --------------------------------------------------------
                                        at December         2003              2002                2001
                                          31, 2003    ------------------ ------------------- -----------------
                                        -----------      GWh      R$       GWh        R$      GWh       R$
Residential(1)......................       503,544        872   267,348     862     214,509    869    190,345
Industrial..........................         4,451        654   115,523     671      90,784    618     71,891
Commercial..........................        53,279        547   156,202     527     120,303    523    100,511
Rural...............................        45,839        291    49,072     276      38,856    251     29,985
Other and miscellaneous.............         6,532        415    74,826     385      59,518    380     50,701
ENERSUL's own consumption...........           184          6       n/a       7         n/a      6        n/a
Wholesale...........................             3         30     4,750      26       3,884     25      3,539
                                        ----------    -------  --------  ------    --------  -----    --------
Total...............................       613,832      2,815   667,721   2,754     527,854  2,672    446,972

--------------

(1) The revenues originated from residential consumers do not include the unbilled revenues and the revenues resulting from the government subsidies given in connection with services provided to low-income customers.

         For the three-year period ended December 31, 2003, the average compound annual growth rate in the volume of electricity sold by ENERSUL to residential, industrial and commercial customers was 1.1%, 2.5% and 3.7%, respectively. During that same period, the compound annual growth rate in the volume of electricity sold by all Brazilian electricity companies to residential, industrial and commercial customers was 0.4%, 4.9% and 3.6%, respectively.

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

         The following table sets forth the breakdown of ENERSUL's Group A and Group B final customers and sets forth the average tariff and certain other information for the year ended December 31, 2003.


                                         Average(1)                                  Net             Number of
Group                                      Tariff             Volume               Revenue           Customers
-----                                ------------------  -----------------  ---------------------  --------------
                                          (R$/MWh)              (%)                  (%)
Group A:
  A2-138 kV.....................            79.91               7                    3                         4
  A3-69 kV......................            76.15               -                    -                         2
  A3a-34.5 kV...................           154.40               7                    5                       274
  A4-13.8 to 22 kV..............           168.98               26                   21                    1,823
                                     ------------------  -----------------  ---------------------  --------------
     Subtotal...................           150.05               40                   30                    2,103
Group B:
  B1-Residential................           251.99               31                   39                  503,503
  B2-Rural......................           168.64               7                    6                    45,618
  B3-Others.....................           278.49               16                   22                   62,475
  B4-Public lighting............           139.51               5                    3                       103
                                     ------------------  -----------------  ---------------------  --------------
      Subtotal..................           239.90               60                   70                  611,726
                                     ------------------  -----------------  ---------------------  --------------
      Total.....................           203.77              100                  100                  613,829
                                     ==================  =================  =====================  ==============

--------------

(1)  The average tariff was calculated net of ICMS effects.



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

         On December 21, 2001, in order to compensate for losses related to the Rationing Program, ANEEL authorized a 2.9% extraordinary tariff increase for residential and low-tension rural customers and 7.9% for all other segments, except for low-income customers. The tariff adjustment is to be applied over a maximum period of 73 months or such other period as determined by ANEEL starting in December 2001 until ENERSUL's stated losses under the Rationing Program are recovered.

         The first five-year periodic revision of ENERSUL's tariffs occurred on April 7, 2003, pursuant to which ANEEL determined that the average rate that ENERSUL charges its customers will be increased by 42.26%. Later, on April 7, 2004, due to ANEEL's change in methodology for conducting the periodic tariff review, ENERSUL's tariff was increased to 43.59%. Of this 43.59% increase, 32.47% corresponded to the percentage increase that would have resulted from an annual tariff readjustment instead of the five-year tariff review method. The remaining 11.12% was allocated to annual tariff adjustments for 2004 through 2007, in addition to Parcel B cost adjustments in annual installments of R$28.3 million. On that same occasion, ANEEL changed the previously established "X factor" applicable to ENERSUL from 2.35% to 1.35%, which was applied to reduce the IGP-M index in ENERSUL's tariff adjustment in 2004. In accordance with recent regulation issued by ANEEL, the value of the X factor will vary in all annual tariff adjustments. Nevertheless, as in the case of ESCELSA, certain factors used to reset ENERSUL's periodic tariffs are provisional only and, once definitively set, may result in an adjustment to ENERSUL's periodic tariff that is adverse to ENERSUL. A decision is still pending on the administrative appeal submitted by ENERSUL against the provisional results of its 2003 tariff review. See "Regulation of the Brazilian Electricity Sector -- periodic tariff review."

         The annual tariff adjustment will be applied according to customer classification as set forth in the table below:


                           Segment Tariff Increase
                           -----------------------
           High Tension                                      Percentage
           ------------                                      ----------
               A2 (between 88 and 138kV) .................    24.80%
               A3 (69kV)..................................    22.76%
               A4 (between 2.3 and 25 kV).................    18.13%
           Low Tension
           -----------
               B (below 2.3kV)............................    16.08%


         The Joint Ordinance dated April 4, 2003 from the Ministries of Economy and Mines and Energy determined that the balance of the Parcel "A" Cost Variations Compensation Account - CVA, which is the cost of items not covered by tariff adjustments, from March 8, 2002 through March 7, 2003, required a tariff increase of 4.38%, and that such tariff would be applied over a period of 24 months commencing in April 2004.

         Commercial Arrangements. ENERSUL has entered into supply contracts, which are based on general terms and conditions set forth in Portaria No. 466 of November 12, 1997, with 800 hour-seasonal customers. These contracts contain minimum demand clauses that require the customer to pay for either contracted demand or, if greater, actual capacity used. The contracts have durations of three years, with no automatic renewals. Tariffs are set pursuant to ENERSUL's concession contract with ANEEL. In 2003, two of ENERSUL's largest customers, Mineracao Urucum S.A. and Cia Cimento Portland Itau, did not renew their respective supply contracts, because such customers fulfilled the requirements of "free consumers" and chose to generate their own electricity or buy it from another source. Currently, there is no indication that any customers will refuse to renew their supply contracts in 2004, but there can be no assurance that this will happen in the future, particularly in light of the prospect of increased competition from IPPs for industrial customers. If any significant customer chooses to become a free consumer and therefore terminates its contract, ENERSUL would be entitled, pursuant to Law No. 9,648 of 1998, to reduce its purchases from TRACTEBEL by a corresponding volume of electricity. Such reduction is subject to ANEEL's approval. Customers with whom ENERSUL maintained such contracts during 2003 represented approximately 31% of its sales of electricity (measured in MWh) and 22% of its revenues for the period.

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

         Billing Procedures. The procedure for billing and payment for electricity supplied is determined by customer category. ENERSUL's industrial customers are billed on the day of meter reading, with payment required within five days of the invoice date. ENERSUL's residential customers are billed within two days of meter reading, with payment required within five days after the invoice date. Meter readings take place on a monthly basis. Bills are prepared from meter readings or on the basis of estimated usage. The billing dates of ENERSUL's customers are staggered throughout each calendar month. ENERSUL may suspend delivery of electricity to customers if the customer's bill is overdue and 15 days have passed since notification was sent to the customer. However, since the services provided by electric distribution companies are considered essential services, there are precedent court decisions that consider the suspension of delivery of electricity to be unlawful pursuant to the Brazilian Consumer Defense Code. Therefore, ENERSUL may not be able to suspend services if a court order prohibits it from doing so. In the event of late payment of electricity bills, a fine of 2% is charged on the total invoice overdue, as well as an interest charge of 1% per month. In addition, if such event has resulted in a service disconnection, a service reconnection fee is also charged.

Purchases of Electricity

         ENERSUL's electricity purchases from TRACTEBEL and ITAIPU represented approximately 91% by volume of its total purchases in 2003. In 2003, ENERSUL purchased 2,139 GWh of electricity from TRACTEBEL, 732 GWh from ITAIPU (billed by Empresa Transmissora de Energia Eletrica do Sul do Brasil S.A. -- ELETROSUL, or ELETROSUL), and 253 GWh from other distribution companies. ENERSUL is also required by law to purchase from ITAIPU a portion of ITAIPU's energy purchased by Brazil under a treaty with Paraguay dated April 26, 1973. By law, ENERSUL is obliged to purchase approximately 1% of Brazil's energy needs from ITAIPU until 2023. See "-- ESCELSA -- Purchases of Electricity" and "-- Regulation of the Brazilian Electricity Sector." As ENERSUL's power needs increase, power supplied by ITAIPU is expected to represent a smaller percentage thereof.

         The following table shows ENERSUL's cost basis for energy purchased from ITAIPU, TRACTEBEL and ELETROSUL in 2003:


                                                         Average
                                             -----------------------------------
                                                         (R$/MWh)
ITAIPU..................................                  89,34
TRACTEBEL...............................                  54,29
ELETROSUL...............................                  80,04
                                             -----------------------------------
Weighted Average........................                  84,65
                                             -----------------------------------


         The following table shows the total electricity (i) generated or purchased by ENERSUL and (ii) sold to final customers and other concessionaires during the periods specified:


                                                                                        Year Ended December 31,
                                                                              ------------------------------------------
                                                                                  2003           2002           2001
                                                                              ------------   ------------   ------------
Electricity generated by ENERSUL.........................................          226            129            229
Electricity purchased from ITAIPU........................................          732            710            713
Electricity purchased from TRACTEBEL.....................................        2,139          2,468          1,905
Electricity purchased from other power plants............................          253            252            215
Electricity delivered to final consumers.................................        2,786          2,728          3,062
Electricity delivered to other concessionaires...........................          534            515            390


          In August 1998, ENERSUL entered into initial contracts with TRACTEBEL to purchase electricity and with ELETROSUL for the transmission of electricity and connection to the interconnected power system. See "-- Regulation of the Brazilian Electricity Sector." These initial contracts, the terms of which are mandated by federal law, set forth ENERSUL's obligations to purchase specified amounts of electricity generated by TRACTEBEL. By law, beginning in 2003, the energy and capacity amounts covered by the initial contracts, like the one executed between ENERSUL and TRACTEBEL, should be reduced at a rate of 25% a year until all power purchases and sales are fully released by the end of 2006. Despite this fact, other federal laws have given TRACTEBEL and ENERSUL the power to amend their initial contract to avoid the 25% yearly reductions that began to take place in 2003. Under the New Model for the Electricity Sector, the restrictions to executing amendments for power purchase agreements executed before March 15, 2004 does not apply to initial contracts. See "Item 4. Information on the Company -- Regulation on the Brazilian Sector."

         ENERSUL's generation capacity does not affect its commitment to purchase energy generated by ITAIPU or by TRACTEBEL. Under Law No. 9,648 of May 27, 1998, ENERSUL has the right to proportionately reduce purchases from TRACTEBEL if any significant customer chooses to become a free consumer and therefore terminates its contract with ENERSUL. Such reduction is subject to ANEEL's approval.

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

         ENERSUL currently operates four hydroelectric power plants and three thermal plants in the State of Mato Grosso do Sul. The total installed capacity of the power plants is 43.9 MW. ENERSUL generated 225 GWh in 2003.

         The following table sets forth certain information concerning ENERSUL's power plants.


                                                             Installed                 2003
Hydroelectric and Thermal Plants                             Capacity                  Output
--------------------------------                       ----------------------  ---------------------
                                                                (MW)                   (GWh)
UHE Mimoso(1).....................................              29.5                   208
UTE Corumba(2)....................................               6.0                     0
UTE Coxim(2)......................................               3.0                     0
UTE Porto Murtinho(2).............................               3.7                    10
Others............................................               1.7                     7
                                                       ----------------------  ---------------------
     Total........................................              43.9                   225


--------------
(1)  Hydroelectric.
(2)  Thermal.

Competition

         We hold concessions to distribute electricity in 70 of the 78 municipalities in Espirito Santo and in 72 of the 77 municipalities in Mato Grosso do Sul. Within our concession area, we do not face competition in the distribution of electric energy to residential, commercial and industrial customers of low voltage supply. As a result of recent legislation, other suppliers are now permitted to offer electricity to certain unregulated electricity customers that meet the regulatory requirements to qualify as "free consumers" at potentially lower prices than those we currently charge.

         We are required to permit the use of our facilities by other generation, distribution and transmission companies and free consumers for the transmission of electricity upon payment of a toll, known as a "wheeling charge," which is determined according to a method set by ANEEL. In addition, any consumer may develop self-generation capabilities, although we expect that only large consumers will consider such an investment. See "-- Regulation of the Brazilian Electricity Sector -- Legal and Regulatory Framework."

         As a result, free consumers of electricity now have significant alternatives to purchasing power other than from us. Competition and self-generation may adversely affect the prices ESCELSA and ENERSUL can charge certain free consumers and reduce our revenues. ESCELSA currently has ten customers that meet the criteria to be considered free customers, and ENERSUL currently has 4 such customers, i.e., they have demand greater than 3MW and are supplied at a voltage level equal to or greater than 69kV, or they supplied at any voltage level and entered the market for electricity after July 1995. Free consumers are entitled to buy from IPPs or any electric energy services concession, permission and authorization holders. However, among ESCELSA's 10 largest customers, one has a supply contract in place until 2004, four have until 2005, four have until 2007 and one has until 2008, and among ENERSUL's four largest customer's, one has a supply contract in place until 2005, two have until 2007 and one has until 2009. ESCELSA's customers meeting the criteria of free consumers represented approximately 33% of ESCELSA's total volume of electrical power sales during 2003, and approximately 20% of ESCELSA's total revenues during the year. ENERSUL's customers meeting the criteria of free consumers represented approximately 6.8% of ENERSUL's total volume of electrical power sales during 2003, and approximately 2.7% of ENERSUL's total revenues during the year. Although by law, ANEEL may decrease the demand and voltage levels that must be met by customers in order to be considered free customers, they have yet to do so.

Raw Material

         ESCELSA uses water as its primary source to produce energy. ENERSUL owns and operates three thermoelectric plants, each of which consumes fuel oil. The cost for fuel oil consumption for the year ended December 31, 2003 was R$3.7 million, of which approximately R$3.5 million was reimbursed to us by the CCC account, which is an account created in 1973 to generate financial reserves to cover fossil fuel costs in thermal power plants in the event of a rainfall shortage requiring increased use of thermal plants.


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

         Our existing distribution concessions were granted pursuant to our concession contracts. Pursuant to ESCELSA's concession contract, ESCELSA was granted the right to supply electricity in each of the applicable municipalities through the year 2025. ESCELSA also currently owns eleven generation plants pursuant to concessions that were granted through the year 2025. Under ENERSUL's concession contract, ENERSUL was granted the right to supply electricity in each of the applicable municipalities through the year 2027 and to produce electricity through one hydroelectric generation plant for which a concession is not required due to its low total installed capacity. ENERSUL also currently owns one generation plant (Mimoso) pursuant to a concession that was granted through the year 2027. The concession contracts may be renewed at the discretion of the regulatory authorities.

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

C.       Regulation of the Brazilian Electricity Sector

         General

         The Brazilian Federal Government is responsible for establishing the public policy that governs the energy industry. It works in collaboration with a para-governmental body, known as the National Council for Energetic Policy ("CNPE"), which is composed of various Ministers from Ministries such as Mines and Energy, Finance, Environment, as well as several scientific scholars. Through its body, the Ministry of Mines and Energy, the Federal Government establishes policies to regulate the power sector. ANEEL, an independent regulatory agency, is responsible for implementing the Federal Government's policies and directives and for regulating electricity generation, transmission, distribution and trading activities, managing the contracts involved in the provision of such services and regulating the tariffs to be charged, as well as tariffs' review and adjustment procedures. Besides that, ANEEL is responsible for: (i) upon Federal Government's request, coordinating, pursuant to pre-determined guidelines, the bidding process for the granting of new generation, transmission and distribution concessions, as well as the bidding process relating to the granting of concessions for the use of potential hydroelectric power; (ii) solving administrative disputes among utilities, IPP companies, self-producers and customers; (iii) determining the criteria that will establish the cost of the transmission of energy; (iv) inspecting, either directly or in cooperation with state agencies, the electric energy services; (v) establishing, together with the fossil fuels and natural gas agencies, the parameters for fixing the transport prices of such fuels; (vi) establishing limits, restrictions and conditions for the transfer and procurement of concessions, permissions and authorizations among electric energy sector agents in order to foster competition among such agents; (vii) establishing and fixing administrative penalties to be imposed to concessionaires, permissionaires and authorization holders; (viii) establishing universal goals to be periodically reached by concessionaires and permissionaires; and (ix) inspecting, limiting or prohibiting, as the case may be, transactions entered into by and among concessionaires, permissionaires and authorization holders and those entered into by and among such agents and their holding and controlled companies. Recently, upon the issuance of Law No. 10,848 setting the guidelines for the so-called New Model for the Electricity Sector, some roles were transferred from ANEEL to the Federal Government, like the authority to (i) terminate concessions; (ii) execute concession contracts; (iii) grant authorizations; and
(iv) promote public bids for concession grants. Ministry of Mines and Energy was also granted authority to monitor the safety and the continuity of the energy supply as well as to define preventing measures to avoid shortage in energy supply. In addition to this, new entities related to the power industry were created. The first example is the Monitoring Committee of the Electric Sector, which is responsible for helping the Ministry of Mines and Energy evaluate the safety and the continuity of the power supply in all areas of the Brazilian territory. The second one is the Energy Research Company, which is responsible for providing the Ministry of Mines and Energy with the technical data necessary for the strategic planning of the power sector.

         Legal and Regulatory Framework

         In 1995, the Brazilian government began to enact legislation aimed at stimulating the energy sector and increasing competition. At this time, a framework was created for granting concessions, particularly within the power sector.

         A landmark law affecting structural changes in the Brazilian electricity sector was enacted on February 13, 1995. The law regulated how concessions and permissions would be granted for public services and how tariffs would be determined. Under that structure, the system used is referred to as performance-based regulation whereby (i) there are periodic settings of tariffs based on cost-of-service principles (through periodic tariff reviews); (ii) once such tariffs are set, they remain unchanged for a determined period of time during which they are adjusted yearly for inflation (Parcel B costs) plus changes in non-controlled costs (Parcel A costs); and (iii) there are profit incentives to increase efficiency by the utility companies, which in turn, will share the efficiency gains achieved by the increasing of its operations with customers (X factor). See "-- Tariffs and Sectorial Charges."

         Another law passed in July 1995, introduced stark changes in the Brazilian power industry, including: (i) the creation of the Independent Power Producer (IPP) which, although a generating agent, is subject to the private and competitive system (in contrast to the public service system applicable to distribution and transmission companies), and in case of IPPs for thermal projects, could operate based solely on the authorization of the Federal Government, a process much simpler than that required for concession (for hydro projects, besides the authorization, the IPP must sign a contract for the concession of the use of a public good as well, since hydro resources are deemed to be public goods under Brazilian law and, as such, unlike the thermal plants, cannot be given as collateral in financial transactions); (ii) the gradual release of consumers, the so-called free consumers, to purchase power from IPPs and, from any concessionaire, permissionaire or authorization holder; (iii) the authorization to organize consortia for power generation; (iv) the authorization for the Federal Government to unbundle power companies through corporate reorganization; and (v) the authorization for the Federal and State Governments to privatize concurrently with the awarding of new public service concessions or extensions of existing concessions.

         ANEEL was created in 1996 to set up additional rules governing tariff policies such as the Brazilian performance-based regulation system and tariff adjustments and reviews.

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

         The primary objective of that set of legislation was to allow the Brazilian government to focus on its roles as policy-maker and regulator, while allowing the private sector to assume the responsibility of operating and investing in the power sector. On May 27, 1998, the legal foundation for the competitive trading environment was formed, which included the creation of a wholesale energy market, or MAE, that replaced the system of regulated generation prices and tolling supply contracts. The 1998 legislation also created a new entity called the ONS, which is responsible for coordinating and controlling the electricity generation and transmission in the interconnected systems. One of ONS' main goals is to guarantee all participants of the electricity sector equal access to the Brazilian transmission network on a non-discriminatory basis.

         Originally, MAE was created as a self-regulatory body. However, in 2001, MAE was restructured and became a private legal entity (i) subject to ANEEL's authorization, regulation and supervision; (ii) responsible for the operation of the wholesale energy market; and (iii) responsible for ensuring that purchases of energy in the spot market are settled and cleared in an efficient manner.

         MAE's participants are subject to rules contained in MAE's charter and to applicable ANEEL regulations, including ANEEL's Resolution No. 290, dated August 3, 2000, that sets forth its rules, which are expected to be fully implemented by January 1, 2006. Mandatory participants of MAE include: (i) the generation services concession or authorization holders that have a central generator with an installed capacity of 50 MW or more; (ii) energy retailers, including distribution companies, with a market equal or higher than 300 GWh per year; and (iii) importers or exporters of energy having an available capacity of 50 MW or more. In addition, certain other entities that operate in a smaller scale have the option to participate in MAE. Free consumers are also allowed to participate in MAE, as customers. Both ESCELSA and ENERSUL are considered mandatory participants in MAE. Disputes arising among MAE's participants are settled through arbitration within the arbitration chamber of MAE. Power trades under MAE are strictly financial transactions, while ONS is entrusted with the actual delivery of power, based upon rules that optimize the system's production. Two types of contracts are executed under MAE: (i) short-term power purchase and sale agreements (spot market), which are dependent on power availability in the electrical system; and (ii) long-term power purchase and sale agreements, which comprise the largest amount of distributors' and traders' aggregate load. Long-term power purchase and sale agreements prevents distributors and traders from being fully exposed to price volatility, as is the case under the spot market. Contracts with terms longer than six months are considered long-term.

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

         Participants of the MAE are subject to penalties in case of non-compliance with their obligation undertaken with the MAE as well as to the enforcement of financial guarantees, which must be posted in order to assure the payment of debts assumed under such transactions. ANEEL has passed guidelines for the computation of the spot price for energy in the MAE. The spot price is determined by market conditions and by certain public policy and operational considerations, including the most efficient use of resources, transmission restrictions, energy deficit costs, projected energy requirements and international energy resources provided by international suppliers. Prevailing spot prices vary in each of the four sub-markets within the wholesale energy market. Sub-markets take into account restrictions in transmission capacity. Given the improvements made on the transmission lines during the years 2001 and 2002, which facilitates the transportation of energy, the federal government determined that the number of sub-markets should be reduced from four to two. Presently, however, a preliminary injunction granted in a class action against such measure prevents both ANEEL and the Federal Government from passing regulation to enact this reduction. In order to assure that power purchases and sale operations under MAE would continue in a stable and sustainable manner, the opening of the wholesale market is occurring gradually. During the transition period in which the existing generation and distribution agents execute long-term power purchase and sale agreements ("Initial Contracts"), the purchase and sale of electric energy is contracted separately from the access to the transmission and distribution grids. Like existing agreements, the Initial Contracts are primarily "take or pay" commitments that guarantee stable energy prices for distribution companies and a steady stream of income for generation companies.

         Beginning in 2003, the quantities specified under the Initial Contracts have been reduced at a rate of 25% a year until all power purchases and sales are fully released, by the end of 2006. As the energy and capacity volumes covered by the Initial Contracts are reduced, private generation and distribution companies, subject to certain restrictions described below and the changes to be implemented under the New Model for the Electricity Sector, also described further below, may negotiate with any other market participant for the newly released energy at market prices.

         Since the Rationing Program in 2001, the Federal Government has been studying alternatives for the energy sector aimed at fostering the system's expansion, through private and public investments. Some of the proposals presented by the Committee for Revitalization of the Power Sector have been consolidated in legislation which is summarized below.

         Power purchase restrictions: In 2002, two laws imposed a series of restrictions on the manner by which power not sold through Initial Contracts may be sold and bought by state-owned generation companies and by distribution companies. Generation companies under the Federal Government control should negotiate at least 50% of their total energy traded, including the reduced portion of the Initial Contracts, in public auctions. Public services generation concessionaires under the control of the State should negotiate the energy they trade, in a public, transparent and equal fashion, through the auctions. ANEEL is authorized to intervene in such auctions promoted by federal or state owned generation companies in order to prevent abusive practices among auction participants that may affect energy prices, including the fixing of minimum prices. In addition, generation companies under the control of the federal government may amend their Initial Contracts to avoid the 25% yearly reductions that started to take place in 2003 (according to the applicable regulation, December 31, 2004 is the mandatory final term for such amendments). Under the New Model for the Electricity Sector described below, amendments to the Initial Contracts were made an exception to the rule that restricts amendments on power purchase agreements executed before March 15, 2004. As of January 1, 2003, distribution companies are also obliged to purchase energy through its own auctions or through auctions promoted by federal or state owned generation companies. The rules concerning the obligation to purchase power from public auctions do not exclude the basic right of distribution companies to purchase power from affiliated or controlled companies, but such rules are subject to self-dealing limits established by ANEEL. Pursuant to such rules, distribution companies which participate in the interconnected system, such as ESCELSA and ENERSUL, cannot purchase more than 30% of the energy sold to their captive consumers from their affiliated or controlled companies.

         Creation of PROINFA, CDE and Incentives for Alternative Sources of Electric Energy: In 2002 new policies were created for alternative power sources. PROINFA (Program for Incentive of Alternative Sources of Electric Energy) was created to attempt to increase the participation of electric energy generated from eolic, biomass and small hydro plants (plants with a determined specification of reservoir, that has an installed capacity of less than 30MW). The benefits granted to PROINFA's participants are: (i) assured purchase offer from ELETROBRAS of a portion of the generated energy; and (ii) the right to a monthly credit from funds of the CDE -- Account for Energetic Development. ELETROBRAS has just finished the bidding process to select power providers for the first phase of PROINFA. However, ELETROBRAS has not started to sell the power acquired within PROINFA to distribution companies.

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

         Universal goals: ANEEL has established universal goals to be periodically reached by concessionaires and permissionaires. Such goals consist of distribution concessionaires or permissionaires servicing currently inaccessible areas without any burden/costs to consumers that are supplied at a voltage level lower than 2.3 kV and whose installed load is lower or equal to 50kW ("Universal Goals Requisites").

          Distribution companies must immediately provide power to consumers that (i) comply with the Universal Goals Requisites; and (ii) can be reached upon the extension of distribution lines with voltage level lower than 2.3 kV.

         If an extension of distribution lines with voltage level lower or equal to 138 kV is required for providing power to consumers that comply with the Universal Goals Requisites, those consumers will be reached as per the universal plans submitted to ANEEL by the distribution companies (see below).

         Distribution companies will provide funding, up to a limit to be defined by ANEEL, for reaching all other consumers that are supplied at a voltage level higher than 2.3 kV or whose installed load is higher than 50 kW.

         A portion of the CDE fund shall be used for the promotion of the universal access to energy in rural areas of the Brazilian territory, specifically the portion derived from the annual payments of UBP (fee for the use of the public good) and from the penalty fees imposed and charged by ANEEL from participants of the power industry. In addition to CDE funds, RGR (another sectorial fund) resources shall be used specifically for the promotion of the universal access to energy in rural areas.

         In November 2003, the Federal Government established the Universal National Program - "Light to Everyone" (Programa Nacional de Universalizacao - "Luz para Todos") aimed at providing access to the public service of electric energy by all Brazilian rural population until 2008, reaching approximately 2 million new consumers. In addition to CDE and RGR resources, funding from States, Municipalities and participants of the power industry will be used for compliance with the universal goal set forth in the Light For Everyone Program.

         Although controversial, ANEEL understands that CDE resources cannot be applied for the promotion of the universal access to energy in urban areas. Accordingly, distribution companies were left to grant universal access in such urban areas with no governmental subsidy. Thus, there is no assurance as to whether, how nor to when ANEEL will regulate such thing.

         ANEEL's Resolution No. 223, dated April 29, 2003, as amended by Resolution No. 52, dated March 25, 2004, requires that the distribution concessionaires and permissionaires present, periodically, plans by which they intend to achieve universal access to energy by consumers that comply with the Universal Goals Requisites through capital expenditures without any burden/costs to those consumers. Concessionaires that fail to timely present their universal plans to ANEEL will have to service all inaccessible areas comprised within its concession area without any burden/costs to consumers until compliance with such obligation. Additionally, concessionaires which fail to comply with the goals set forth in their approved plans shall be subject to a penalty of a tariff reduction until such time that they comply with the goals set forth in their plan. ESCELSA and ENERSUL timely presented their universal plans for 2004. The universal plans for 2005 until 2008 shall be presented to ANEEL until August 31, 2004, and the universal plans for 2009 to 2015 will be presented until March 31, 2005.

         Increase of the number of low income residential consumers: currently, consumers supplied under the single voltage circuit, with monthly consumption lower than 80 kWh/month or which vary from 80 to 220 kWh/month, to the extent not excluded from this category for reasons described in relevant ANEEL Resolutions, are considered low income residential consumers. This new definition significantly increased the quantity of consumers under this category, thereby increasing the number of consumers entitled to a lower social tariff than the one applicable to other residential consumers. This measure may cause distribution companies to suffer income losses in the event that they are not fully reimbursed by government subsidies in the form of: (1) funds from the RGR (Global Reversion Fund) or (2) Low Income Subvention, funds derived from dividends due by ELETROBRAS (a state-owned holding company which has a controlling stake in non-privatized generation and distribution companies and is also responsible for providing funding for the sector) to the Federal Government in connection with power sales in public auctions.

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

         New Model for the Electricity Sector: In December 2003, the Federal Government established, through two provisional measures, the New Model for the Electricity Sector ("New Model") aimed at assuring the supply of electric energy and promoting low tariffs and the social insertion into the electric sector. The constitutional grounds of such provisional measures are being challenged before the Brazilian Supreme Court. A ruling is still pending on this issue.

         Nonetheless, on March, 15, 2004, Congress converted into law, the provisional measures issued by the President. Such laws only provide the general guidelines for the implementation of the New Model and the effectiveness of a majority of the provisions are subject to the issuance of the relevant regulations by the Federal Government. So far, the Government has issued only a regulation on corporate governance of the ONS and disclosed, in December 2003, the technical papers describing the method by which the Government intends to regulate the most important changes introduced by the New Model. However, such technical papers are not binding and are not legally enforceable. In many instances, the technical papers have been superseded by changes made by Congress while converting the provisional measures into law. Therefore, the disclosure made below on the New Model is based solely on the federal laws numbers 10,847 and 10,848, and does not incorporate references to the technical papers mentioned above. Accordingly, at this early stage of implementation of the New Model, there can be no assurance as to whether, how, nor to what extent, the New Model, once fully regulated by the Federal Government and effective, can adversely affect the financial condition and business operations of ESCELSA. Additionally, since regulations may be changed by means of a mere presidential decree, the New Model will be subject to political interference. The potential instability of the regulation related to the New Model represents a relevant risk factor for ESCELSA's business.

         In any event, Laws nos. 10,847/2004 and 10,848/2004 bring significant changes to the current model, such as the ones described below:

         Changes in the institutional environment: CNPE was granted authority to propose (i) bidding process for certain generation projects and (ii) criteria for the assurance of energy supply. The Ministry of Mines and Energy was granted authority to monitor the safety and the continuity of the energy supply as well as to define preventing measures to avoid shortage in energy supply. ANEEL lost some of its functions, such as the authority to grant concessions. A Monitoring Committee of the Electric Sector ("CMSE") was created to help the Ministry of Mines and Energy evaluate the safety and the continuity of the power supply in all areas of the Brazilian territory. An Energy Research Company ("EPE") was created to provide the Ministry of Mines and Energy with the technical data necessary for the strategic planning of the power sector. The Commercialization Chamber of Electric Energy ("CCEE") was created to succeed MAE as the clearing entity of the Brazilian power sector.

         Changes in the vertical structure of the companies of the power sector agents and restrictions of their activities: Distribution companies like ESCELSA and ENERSUL shall not (i) develop activities of generation and/or transmission of electric energy; (ii) sell electric energy to free consumers located outside its concession area; (iii) sell electric energy to free consumers located in its concession area for prices and conditions different from those applicable to its captive consumers; (iv) hold, directly or indirectly, equity or interest in any other entities unless set forth otherwise under its concession contract; (v) develop activities not related to the concession granted unless exempted by the applicable laws or by the concession contract. Similarly, generation concessionaires shall not control nor associate with distribution companies. Compliance with the above mentioned restrictions are due in

18 months after March 15, 2004. Under exceptional circumstances, ANEEL could grant another 18 months-term for compliance with such restrictions.

         Changes in the commercialization of electric energy: Under the New Model, all distribution companies will only be permitted to purchase power under a pool, in the so-called Regulated Contracted Environment ("ACR"), by means of bidding procedures to be regulated by ANEEL. The rules regarding power purchases in the ACR are not applicable to power from (i) distributed generation (i.e., small generation plants that are connected directly to the distribution system - low voltage lines - and are not subjected to ONS' coordination) ; (ii) PROINFA and (iii) ITAIPU.

         Generators, retailers, energy importers and free consumers will be allowed to trade power in the so-called Free Contracted Environment ("ACL").

         The distributors' contracting level was increased from 95% to 100%. Power from (i) contracts executed prior to the enactment of Law No. 10,848/2004;
(ii) distributed generation; (iii) PROINFA; and (iv) ITAIPU shall be considered for purposes of compliance verification to the 100% contracting level.

         The possibility of entering into self dealing contracts (i.e., contracts entered by a distribution company with a seller that belongs to the same economic group) was eliminated under the New Model.

         Under the ACR, distribution companies shall execute the so-called Regulated Energy Commercialization Contract ("CCEAR"). Due to the pool characteristics of the ACR, such contracts shall be entered between each generator and all distribution companies. The CCEARs are divided in Power Quantity Agreements and Power Availability Agreements. The basic difference between the two types is the party that bears the risks of the energy operation: under the quantity agreements, risk is borne by the generator; under availability agreements, risk is borne by distribution companies, but in the latter case the costs associated to such risks will be passed through to the consumer's tariffs. Distribution companies will have to provide collateral for the CCEAR executed in the ACR.

         Depending on the source of the power sold in the ACR, there will be different rules regarding the term of the contract and the beginning of the power supply. For the energy produced by an existing generation plant, the so-called "old energy," the power supply shall start 1 year after the bidding process and the contractual term may vary from 3 to 15 years ("Old Energy PPAs"). In 2004, 2005 and 2006, exceptionally, power supply may start 5 years after the corresponding bidding process for the acquisition of old energy. For the energy produced by new generation plants, the so-called "new energy," the power supply shall start 3 or 5 years after the bidding process and the contractual term may vary from 15 to 35 years ("New Energy PPAs"). Additionally, distribution companies will be allowed to celebrate contracts to adjust their contracting level to the growth of its market ("Adjustment PPAs"). The amount of power acquired in such adjustment bidding process shall not exceed 5% of the distributor load and the maximum supply term is limited to 2 years.

         Law No. 10,848 guarantees that the cost of the power acquired by distribution companies in the ACR in the case of Old Energy PPAs and New Energy PPAs, added by applicable sectorial charges and taxes, be passed through to the consumer's tariffs. By contrast, no such guarantee was clearly given by Law No. 10,848 to the Adjustment PPAs.

         A new entity named Commercialization Chamber of Electric Energy ("CCEE") will succeed MAE as the clearing entity of the Brazilian power sector. CCEE be also responsible for managing the power commercialization in the ACR and ACL environments. CCEE will be incorporated as a private legal entity subject to ANEEL's authorization, regulation and supervision. Concessionaires, permissionaires and authorization holders within the electric industry as well as free consumers shall participate of CCEE. The members of CCEE shall provide funding for its operation. Such cost shall not be passed through to the consumers' tariffs and therefore will be entirely borne by the agents, such as ESCELSA and ENERSUL. CCEE's charter shall be published by ANEEL and shall include arbitration as the applicable dispute resolution mechanism.

         In the event of rationing in a certain region of Brazil, all Power Quantity Agreements executed under ACR and registered in CCEE which buyers are located in the region affected by such rationing shall have its energy amounts reduced in the same proportion of the measured consumption reduction.

         Power purchase agreements executed by distribution companies with related parties prior to the enactment of Law 10,848 will remain valid and binding to the parties but cannot be amended for the purposes of increasing (i) the supply term; (ii) energy amounts; and (iii) energy prices.

         Tariffs and Sectorial Charges

         The New Model did not change the previous system of performance-based regulation to set tariffs. Under such system, once the tariff cap is established for a determined period, the companies have incentives to reduce costs and thereby increase profits. A portion of the profits related to the growth of the company's operation (through increase in the number of consumers or in the power consumption) will be divided between the company and the consumer, through a mechanism known as the X Factor. The tariffs of ESCELSA and ENERSUL were originally set in contracts arising out of privatization and are subject to rules regarding tariff adjustments and tariff reviews set forth in the applicable laws and their relevant concession contracts.

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

         Parcel A is composed of the following costs and charges: (i) cost of the energy purchased for sale, including the one from ITAIPU; (ii) RGR (Global Reversion Fund); (iii) quotas of Fuel Consumption Account (CCC); (iv) amounts related to the inspection fee charged by ANEEL; (iv) costs for the exploration of hydro resources for generation purposes, when applicable; (v) connection and use of transmission and distribution systems charges; (vi) charges for system services -- ESS; and (vii) quotas of the Energetic Development Account -- CDE. Such costs and charges are briefly summarized below:

o The costs of energy purchased for sale are fully passed through to the consumers' tariffs when the power is purchased from ITAIPU or through Initial Contracts. All other power purchases contracts executed before Law No. 10,848 are limited by the so-called Normative Values, which are currently regulated by the relevant ANEEL Resolution. The Normative Values used to vary according to the source of the power purchased. Since 2002, ANEEL set forth under Resolution No. 248 that all agreements presented for registration thereafter would be subject to a Sole Normative Value, which is based on the cost of hydro generated power. Another resolution (Resolution No. 488) followed which grandfathered certain thermoelectric projects included in the Thermal Power Priority Program (Programa Prioritario de Termelectricidade -- PPT) despite the fact that they had not presented their relevant Power Purchase Agreement, ("PPAs") to ANEEL before the issuance of Resolution No. 248 in 2002. These exceptions were permitted because such projects were determined to be in an advanced stage of implementation according to a test set forth under Resolution No. 488. Accordingly, with respect to the projects that succeeded in qualifying under the grandfather test, the distribution companies are allowed to pass through differentiated costs of purchase of energy to the consumers, limited by the Normative Values established by ANEEL. A Presidential Decree provided that as of 2004, ANEEL may review the Normative Value as a result of the prices of energy purchase of the auctions promoted by the distribution companies. In April 2003, ANEEL issued two Technical Notes setting forth new criteria for determining the limit of the cost of energy acquisitions allowed to be passed through to the consumers' tariffs based on the average price reached in auction sales promoted by generation companies controlled by the Federal Government (substantially lower than the Normative Values previously set). Further, such Technical Notes set forth additional restrictions on the power purchase prices related to PPAs entered into between affiliated companies. Such Technical Notes encountered great criticism, since they purport to apply to PPAs that had already been submitted to ANEEL but had not been approved yet at the time such Technical Notes were issued, whereas Normative Value regulations clearly set forth that, by submitting the PPA to ANEEL, the parties were guaranteed the application of the Normative Value criteria in place at the time of presentation of the PPA to ANEEL, regardless of the date of approval thereof. The cost of the power from Old Energy PPAs and New Energy PPAs acquired by distribution companies in the new Regulated Contracted Environment - ACR created by Law no. 10,848, added by applicable sectorial charges and taxes, shall be passed through to the consumers' tariffs. No such guarantee was clearly given by Law No. 10,848 to the Adjustment PPAs.

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

         Parcel B comprises the difference between (i) the total revenues of the concessionaires; and (ii) the value of Parcel A, net of the ICMS.

         The distribution concession contracts provide for three types of protection of the concessionaire's payment through tariff: (i) annual tariff adjustment; (ii) extraordinary tariff review; and (iii) periodic tariff review.

         The Tariff Adjustment takes place every 12 months except in those years in which periodic tariff review takes place. During the tariff adjustment process, the tariffs charged by the concessionaires are merely updated as to (i) pass through the current costs of the components of Parcel A; (ii) preserve Parcel B against inflation by indexing it to the IGPM; and (iii) promote the tariff affordability principle by using the so-called X Factor, whose purpose is to share with consumers prospective efficiency gains related to the growth of the companies' operation through increase in the number of consumers or in power consumption.

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

         The periodic tariff review takes place normally in intervals that vary between 3 years (ESCELSA's case) and 5 years (ENERSUL's case). During such process, ANEEL resets the value of the tariffs charged by the concessionaire, taking into consideration the changes of the costs structure and market of the concessionaire, the levels of tariffs observed in similar companies within the domestic and international markets as well as efficiency and tariff affordability incentives. The Periodic Tariff Review has two stages, the first of which is named "Tariff Resetting," which is a comparison between the "Assessed Revenue" and the "Required Revenue" of the concessionaire. The Assessed Revenue is the revenue actually obtained by the concessionaire and the Required Revenue is the revenue considered necessary, according to a methodology set forth by ANEEL, for the adequate rendering of the distribution service. By comparing both of them, if the Assessed Revenue is higher than the Required Revenue, the distribution tariff of the concessionaire will be reduced; otherwise, it will be increased. The tariff re-setting index is applied on the very year of the periodic tariff review in lieu of the annual tariff adjustment. The second stage of the periodic tariff review is the calculation of the X Factor. The X Factor is the result of the assessment by the regulator and the utility company of what should be the appropriate sharing of estimated cost reductions that the concessionaire expects to achieve by increasing its operations until the next tariff periodic review. ANEEL has recently set a formula for calculating the X factor, which comprises the sum of three elements:
(i) a discounted cash flow formula, which is based upon projections of macroeconomic indicators (such as GDP and inflation), assets in service, efficiency costs, investments and depreciation, number of consumers and consumption in MWh; (ii) a consumer satisfaction survey; and (iii) the variation of labor remuneration, which reflects increases in labor remuneration, included in Parcel B. Such X Factor is applied to reduce the IGP-M in the annual tariff adjustments following the tariff periodic review. In accordance with recently regulation issued by ANEEL, the value of the X factor applicable in tariff adjustments will vary yearly.

         Since ESCELSA's and ENERSUL's privatizations occurred in July 1995 and November 1997, respectively, rates of ESCELSA and ENERSUL have been set pursuant to their concession contracts and the rules in connection therewith. ESCELSA has already been subject to two tariff periodic reviews, and ENERSUL was subject to only one, which took place in 2003 and against which results ENERSUL submitted an administrative appeal to the Directors of ANEEL. So far, no decision was issued as regards such administrative appeal. In all cases, the results of the periodic tariff reviews are not definitive since ANEEL has not defined (i) the value of the asset base nor (ii) the depreciation rate for tariff review purposes. In 2004, the third periodic tariff review of ESCELSA will occur. In this process, ANEEL is expected to decide on the value of the asset base applicable to the 2001 tariff review as well as to the 2004 one. See "ESCELSA -- Customers, Analysis of Demand and Tariffs -- Tariffs" and "ENERSUL -- Customers, Analysis of Demand and Tariffs -- Tariffs."

D.       Organizational Structure

         As of December 31, 2003, ESCELSA had (i) a 100% stake in Magistra Participacoes S.A., which is the controlling shareholder of ENERSUL and Castelo Energetica S.A., a electricity generation company, (ii) a 97.4% stake in TV a Cabo Vitoria S.A. -- TVIX, a pay TV company, and (iii) a 100% stake in ESCELSA Participacoes S.A. -- ESCELSAPAR, which is an Internet and other information technology service provider. All such companies are organized under the laws of Brazil.

E.       Property, Plant and Equipment

         Our principal properties consist of hydroelectric generation plants, transmission lines, substations and distribution networks, all of which are located in the States of Espirito Santo and Mato Grosso do Sul. The net book value of our total plant, property and equipment at December 31, 2003 was approximately R$1.7 billion. At December 31, 2003, we had concessions for 11 hydroelectric generation plants, 8,198 km of transmission and subtransmission lines, 6,552 MVA transformer capacity and 74,949 km of distribution lines. Apart from the distribution and transmission network, no single property produces more than 10% of our total revenues. We have rights of way for our transmission and distribution lines. These rights of way are our assets and do not revert to the landowner upon expiration of the concession.

         We own 127 administrative properties, including the building housing our headquarters, and 20 warehouses. There are encumbrances on certain of our properties in connection with labor lawsuits; however, such encumbrances are not material to our ability to conduct our business. Pursuant to Brazilian law, certain other properties and facilities used by us to perform our duties under the concession contracts cannot be transferred, assigned, pledged, sold or encumbered by us or a creditor of ours without prior approval from ANEEL.

         We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$175 million in the expansion and modernization of our distribution lines in 2004.

Environment and Resettlement

         Our distribution, transmission and generation activities are subject to comprehensive federal and state legislation relating to the preservation of the environment. The expansion of our distribution, transmission and generation activities, the procedure for constructing generation plants and the installation of new distribution and transmission lines or substations, require compliance with a number of environmental safeguards in accordance with the Brazilian constitution and related federal legislation. First, environmental impact studies are prepared by outside experts who make recommendations as to how to minimize the impact of such construction on the environment, except in the case of the installation of transmission lines that will operate at a voltage level under 230 kV, and certain other projects, which only require authorization from the Brazilian environmental regulatory agency, known as IBAMA. The environmental impact study or IBAMA authorization, as the case may be, must then be submitted to federal and state government authorities for analysis and approval. Once approved, the project goes through a three-stage licensing process, which includes a license to (i) begin construction, (ii) complete the project, and (iii) operate the hydroelectric plant, transmission lines or substations.

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

         We had net operating revenues of R$1,542.6 million, R$1,299.1 million and R$1,385.5 million in 2003, 2002 and 2001, respectively and a net income of R$43.9 million, a net loss of R$538.9 million and a net loss of R$60.1 million in 2003, 2002 and 2001, respectively.

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

         The recovery of the economy in 1999, in the wake of the 48.0% devaluation of the real against the U.S. dollar and the strong fiscal adjustment produced by the public sector, led to strengthened consumer confidence. In 2000, the economy grew at a steady pace of 4.5%. GDP increased by only 1.4% in 2001, principally as a result of the electric energy shortage in Brazil, decreased consumer confidence following the Argentina crisis and the September 2001 terrorist attacks. In 2003, GDP increased by only 0.02%, principally as a result of the maintenance of high interest rates during that period by the Central Bank, therefore affecting the Brazilian economic growth.

         Inflation

         The reduction and stabilization of inflation following the implementation of the Real Plan resulted in increased spending on consumer goods, higher real income growth and increased consumer confidence. Since 1994, inflation has remained under control, although it increased markedly in the first half of 1999 due to the devaluation of the real in January 1999.

         During 2002, increased concerns over a weakening Argentine economy, inflationary pressures, a weakening real, the Brazilian presidential election and a perceived decrease in confidence in emerging markets by foreign investors, led the Central Bank to establish, in the end of 2002, a base interest rate of 24.9%. In the beginning of 2003, the Central Bank continued to hold the base interest rate high, resulting in a record of 26.5% in February 2003. However, the improved economic environment and the failure to materialize of prevailing market concerns, led the Central Bank to gradually decreased the base interest rate which, in December 2003, was fixed at 16.5%.

         The Brazilian general price (IGP-M) and consumer price (IPC) inflation indices and the devaluation of the real against the U.S. dollar are presented below:

                                                      2003     2002         2001       2000     1999
                                                      ----     ----         ----       ----     ----
Inflation IGP-M (1).....................              8.7%    25.3%        10.4%       9.9%    20.1%
Inflation IPC (2).......................              8.2%     9.9%         7.1%       4.4%     8.6%
Nominal devaluation of the real
    against the U.S. dollar.............            -18.2%    52.3%        18.7%       9.3%    48.0%


------------------
(1) Indice Geral de Precos - Mercado (general price index) compiled by the Fundacao Getulio Vargas.

(2) Indice de Precos ao Consumidor (consumer price index) compiled by the Fundacao Instituto de Pesquisas Economicas.


         As of December 31, 2003 and 2002, approximately 94% and 97%, respectively, of our marketable securities, in the total amount of R$203.1 million and R$306.6 million, respectively, were invested in U.S. dollar-linked instruments. However, the exchange rate variation has historically impacted our financial results. In 2002, we had a net financial expense of R$670.4 million, as compared to a net financial income of R$137.4 million in 2003, which was principally due to the appreciation of the real against the U.S. dollar of 18.2%. We believe that over the long term, increases in our tariffs in reais generate cash sufficient to counter currency devaluations affecting our U.S. dollar-denominated loans, although we cannot assure you that this will continue to happen.

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

         Our management believes that our operating revenues and our ability to make interest or principal payments on the notes are highly dependent on our tariffs adjustments and reviews approved by ANEEL. In 2003, the tariffs adjustments were responsible for a significant part of the increase in our operating revenues. Therefore, if ANEEL's tariff-setting decisions are not favorable to us, this may have a material effect in our operations and financial conditions.

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

         The following table sets forth volume and average rate components of our electricity purchases and sales for the periods indicated:

                                                                         For the Year Ended December 31,
                                                                -------------------------------------------------
                                                                   2003                 2002               2001
                                                                ---------            ---------            -------
Electricity purchased from ITAIPU, FURNAS and
TRACTEBEL:
   Purchases (thousands of reais).................                791,271              709,027            675,189
   Volume (GWh)...................................                  9,104                9,195              8,730
   Average Rate (R$/MWh)..........................                  86.91                77.20              77.41
Electricity Sales:
   Sales to final consumers
      (thousands of reais)........................              1,306,581            1,175,790            973,787
      Volume (GWh)................................                  8,368                8,776              8,437
      Average rate (R$/MWh)(1)....................                 156.14               133.98             115.42
   Sales to other concessionaires
       (thousands of reais).......................                 30,944               24,723             22,398
      Volume (GWh)................................                    348                  344                347
      Average rate (R$/MWh).......................                  88.92                71.87              64.73
   Sales on the Spot Market(2)
       (thousands of reais).......................                      1               15,635             27,550
      Volume (GWh)................................                     62                  676                131
      Average rate (R$/MWh).......................                  62.00                23.13             211.87

-----------
(1) Rates for sales to final customers have been computed by dividing (i) the corresponding sales to final customers after deduction of value-added taxes on sales (ICMS and COFINS) and regulatory assets by (ii) MWh of electricity sold.

(2)  They do not include regulatory assets revenue.



Discussion of Critical Accounting Estimates

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

         Property, Plant and Equipment

         We record property, plant and equipment at cost and depreciate property, plant and equipment over its estimated useful life. We may be required to decrease the estimated useful life of our impacted generation facilities if we lose a long-term contract at one of our significant generation businesses and cannot replace it or we experience a significant overabundance of supply and a sustained, significant decline in market prices in the regions served by our competitive supply businesses. We may also decrease the estimated useful life of our impacted distribution facilities if we lose a long-term concession agreement at one of our growth distribution businesses or large utilities and cannot replace it. Additionally, we may decrease the estimated useful life of the affected property, plant and equipment if we incur significant physical damage or a significant mechanical failure. If we can the useful life of any of our property, plant and equipment, we plan to base the new life on engineering studies and our expected usage of the property, plant and equipment. The estimated remaining useful life of our property, plant and equipment is approximately 22 years. A significant decrease in the estimated useful life of a material amount of property, plant and equipment could have a material adverse effecxt on our operating results in the period in which the estimate is revised and in subsequent periods.


         Long-Lived Assets.

         We assess long-lived assets for impairment when indicators of impairment exist. We use estimates of future cash flows based on expected cash flows from the use and eventual disposition of the assets to test the recoverability of specific long-lived assets. We have R$389.8 million of long-lived generation assets and our expected cash flows are based on the expected output of our generation facilities as well as the terms of our contractual agreements. We have R$3,004.8 million of distribution long-lived assets. We consider historical experience as well as future expectations and the expected future cash flows are based on expected future tariffs and expected future customer demand in order to determine expected cash flows for businesses within our large utilities and growth distribution segments. A significant reduction in actual cash flows and estimated cash flows may have a material adverse impact on our operating results and financial condition.


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

         Accrual for Contingencies

         We are currently involved in certain legal proceedings. As discussed in
Note 19 to our financial statements, we have accrued our estimate of the probable costs for the resolution of these claims. This estimate has been developed in consultation with outside legal counsel handling our defense in these matters and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. We do not believe these proceedings will have a material adverse effect on our financial position. It is possible, however, that future results of operations could be materially affected by changes in our assumptions, and the effectiveness of our strategies with respect to these proceedings.

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

         Regulatory Assets

         Low levels of investment and below average rainfall in 2000 and early 2001, as well as growth in demand for energy, resulted in abnormally low water levels of critical hydroelectric capacity in Brazil's southeast, central west and northeast regions. In May 2001, the Brazilian federal government announced several measures in response to these conditions. These measures included:

          o the creation of the Camara de Gestao da Crise de Energia Eletrica (Energy Crisis Committee, or CGE), which required certain electricity distributors, including us, to suspend the distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the public lighting areas by 35%;

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

         The law further provides for the Brazilian Economic and Social Development Bank, or BNDES, to lend the distribution companies an amount equivalent to up to 90% of their lost revenues so that they will be able to maintain their account balances as if no Rationing Program had taken place. BNDES extended a credit line of R$267 million to ESCELSA and ENERSUL to finance 90% of the recovery of losses due to the Rationing Program and Parcel A costs. The loan provides for repayment in 70 monthly payments in the case of ESCELSA, and 80 monthly payments in the case of ENERSUL, and accrues interest of 1% per annum over the SELIC rate. See note 15 to our financial statements included elsewhere in this annual report.

         The law enacted in April 2002 also provided for compensation for increases in Parcel A costs from January 1, 2001 to October 26, 2001, the date on which the CVA tracking account system was set up. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and sectorial charges. Parcel A costs incurred previous to January 1, 2001 are not recoverable. As a result, we have not recognized any regulatory asset for Parcel A costs incurred prior to 2001. See "--Regulation of the Brazilian Electricity Sector -- Tariffs and Sectorial Charges" and Note 6.3.1 to our financial statements included elsewhere in this annual report.

         As a result of the actions taken by the federal government and ANEEL in 2001, we are subject to the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of

Regulation" because the rate-setting structure in Brazil is now designed to provide for the recovery of our allowable costs incurred as a result of the Rationing Program. Accordingly, we capitalize incurred costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased rate set by the regulator. The deferred regulatory asset is eliminated when we collect the related costs through billings to customers. ANEEL performs a rate adjustment on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. ESCELSA and ENERSUL recorded deferred regulatory assets of R$412.2 million at December 31, 2003 that we expect to pass through to our customers in accordance with and subject to regulatory provisions. The regulatory assets include R$183.6 million and R$121.2 million at December 31, 2003, for each of ESCELSA and ENERSUL, respectively, for recovery of lost revenues due to rationing and Parcel A costs incurred during the Rationing Program. In addition, at December 31, 2003, we recorded deferred regulatory assets for the cost of energy traded on the spot market, which is energy not traded pursuant to contracts, or "free energy," during the Rationing Program in the amount of R$107.4 million.

Recently Issued U.S. GAAP Pronouncements

         SFAS No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

         In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No 133, accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No.
133. In addition, SFAS No. 149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS No. 149 did not result in any impact to our financial statements.

         SFAS No. 150 - "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

         In May 2003 the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

     o mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

     o instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.

     o obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.


         SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this rule did not have any material impact on the Company's financial statements.

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

         FIN No. 46 - "Consolidation of Variable Interest Entities"

         In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

         In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities
(SPEs) no later than the end of the first reporting period ending after December 15, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied by foreign private issuers, like the Company, beginning on the January 1, 2004 income statement for special purpose entities and on December 31, 2004 for all other types of entities. FIN 46R did not have any impact on the Company's operation in 2003, and it is expected that it will not have any impact on the Company's operations in 2004.

         SFAS No. 132 (revised) - "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FAS Statements no. 87, 88 and 106"

         On December 23, 2003, the FASB issued Statement of Financial Accounting Standards Nr. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements Nr. 87, 88 and 106" (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. There is a provision deferring the effectiveness of this new rule for foreign plans as from periods ending after June 15, 2004, which is applicable for the Company. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised 2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans.

         EITF No. 03-01 - "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"

         In 2003, the Emerging Issues Task Force issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The company does not expect that the adoption of this EITF will have a material impact on its financial statements.


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

         The following table sets forth certain of our consolidated income statement data for the periods indicated.


                                                         For the Year Ended December 31,
                                               ----------------------------------------------------
                                                     2003              2002             2001
                                                     ----              ----             ----
                                                (in thousands of reais, on a consolidated basis)

Operating revenues.......................          2,040,591         1,723,278       1,730,782
Value-added taxes on sales...............          (497,979)         (424,140)       (345,297)
Net operating revenues...................          1,542,612         1,299,138       1,385,485
Operating expenses.......................        (1,365,718)       (1,234,866)     (1,185,564)
Financial expenses, net..................            137,366         (670,419)       (235,831)
Non-operating income expenses, net.......          (153,052)          (74,965)        (24,384)
Minority interest........................            (1,540)            38,833        (10,794)
Income tax and social contribution.......          (115,739)           103,366          11,012
Net income (loss)........................             43,929         (538,913)        (60,076)


Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

         Operating Revenues

         Our consolidated operating revenues increased 18.4% to R$2,040.6 million for 2003 from R$1,723.3 million for 2002. This increase was due to the tariff adjustment of 15.97% and 17.30% that took place in August 2002 and in August 2003, respectively. In addition, some of our largest consumers terminated their respective supply contracts and no longer purchase energy from us. However, such fact has not materially impacted our operating revenues, since these consumers started to pay instead the connection and the use of transmission and distribution systems fees, which increased 217% to R$54.2 million for 2003 from R$17.1 million for 2002.

         Consolidated operating revenues from sales to other distributors decreased 24.5% to R$30.5 million in 2003 from R$40.4 million in 2002. These sales consist of energy sales made to regular customers under long-term agreements as well as to short-term energy sales made in the wholesale energy market, MAE. While our revenues resulting from sales to our regular customers increased 11% in 2003 as compared to 2002, our sales made in the

MAE significantly decreased 99% from R$15.6 million in 2002 to R$1 million in 2003. Such decrease was attributable to the unusually high amount of sales made in the MAE during 2002 due to the increased availability of Escelsa's excess energy as a result of the Rationing Program.

         Operating Expenses

         Consolidated operating expenses increased 10.5% to R$1,365.8 million for 2003 from R$1,234.9 million for 2002, mainly due to the increase of our operating costs from R$1,170.0 million in 2002 to R$ 1,322.2 million in 2003. Our managed operating costs, in the amount of R$402.9 million, increased due to the creation of provisions for contingencies relating to new civil and fiscal legal proceedings (see "Item 8. Financial Information -- Consolidated Statements and Other Information - Legal Proceedings"), adjustments on employee benefit plans, which increased R$83.1 million as a result of syndicate negotiations with us and R$240.8 million as a consequence of our internal wage readjustment policy, payments made under ANEEL's preservation energy programs, contributions to the National Science and Technologic Development Fund (Fundo Nacional de Desenvolvimento Cientifico e Tecnologico) and the maintenance of a conservative provision for losses which will be incurred if the Brazilian tax authorities consider ICMS due in connection with the subvention provided to low income customers. Furthermore, several non-managed operating costs, in the amount of R$919.3 million have increased, such as those relating to the energy purchased for sale, transportation of electric capacity, payments of the quotas of RGR (Global Reversion Fund), charges for exploration of hydro resources, inspection fees charged by ANEEL and payments in connection with the quotas of the Energetic Development Account -- CDE and the Fuel Consumption Account.

         Consolidated expenses for electricity purchased for resale increased 11.6% to R$791.3 million in 2003 from R$709.0 million in 2002. This increase was mainly due to the raise of 9.2% from R$602.9 million in 2002 to R$658.4 million in 2003 in the cost of energy purchased by us.

         Consolidated depreciation and amortization expenses decreased 9.2% to R$157.2 million in 2003 from R$173.2 million in 2002. Basically, the decrease was related to adjustments of the goodwill amortization rates. In 2003, the Company adjusted the goodwill related to the acquisition of Enersul. As part of this process the Company adjusted the amortization rates, recording a positive effect R$3.3 million. The Company also recorded an adjustment to the accumulated amortization balance - provision for loss - in the amount of R$124.1 million recorded as non-operating expenses.

         Consolidated personnel expenses increased 13.9% to R$126.8 million in 2003 from R$111.3 million in 2002. Although the total number of employees decreased in 2003 from 2,466, as compared to 2,245 in 2003, personnel expenses increased primarily because (i) of the increase of remuneration for our employees, the corresponding increase to funds allocated for employee benefit plans and social taxes, and (ii) a decrease in the allocation by us of expenses related to the employees' remuneration to our investment accounting item, as a result of our lower level of investments in 2003.

         Consolidated regulatory charges increased 11.4% to R$118.3 million in 2003 from R$106.2 million in 2002 mainly because of the new requirement in 2003, to make quota payments to the Energetic Development Account - CDE, which totaled R$19.8 million. See "Item 4 - Information on the Company - Regulation of the Brazilian Electricity Sector".

         Consolidated expenses for materials and supplies increased 25.0% to R$20.5 million for 2003 from R$16.4 million for 2002. This increase was mainly due the increase of the amount of fuel purchased for our operating fleet and generation plants, as well as the increase of the price and quantity of raw materials purchased for use in the electrical system maintenance.

         Consolidated expenses related to services provided by third parties, increased 10.4% to R$66.7 million for 2003 from R$60.4 million for 2002. This increase was caused mainly by an increase in the demand for the services related to our network maintenance, as well as an increase of our client-related expenses, such as meter-reading, disconnection, reconnection, bill collection and other new services provided to a larger customer base in 2003.

         Consolidated other expenses increased 45.2% to R$84.8 million for 2003 from R$58.4 million for 2002. This decrease was mainly due to the reversal of the amount of funds allocated for doubtful accounts as a result of an agreement with the state government of Espirito Santo, in which they agreed to pay us R$12.7 million. In addition, such decrease was also a consequence of a decrease in the costs of services we provided to third parties, particularly, the costs related to public lightening maintenance.

         Net Financial Income

         We had a consolidated net financial income of R$137.4 million in 2003, as compared to a consolidated net financial expense of R$670.4 million in 2002. This result was principally due to the appreciation of the real against the U.S. dollar of 18.2%, which reduced the amount in reais to be paid under our U.S. dollar-denominated debt, and therefore causing gains in our hedge agreements.

         Net Non-operating Expenses

         Consolidated net non-operating expense increased 104.1% to R$153.1 million in 2003 from R$75.0 million for 2002 due to the impairment charge of our goodwill recorded under Brazilian GAAP in the amount of R$ 124.1 million. In addition, we established in 2002 a provision for losses related to an eventual divestment of a turbine at the Campo Grande thermoelectric plant in the amount of R$51.8 million. In 2003, we increased this provision by R$73.7 million, of which R$21.0 million were recorded in the income statement.

         Income Tax and Social Contribution

         In 2003, we recorded income tax and social contribution expense in the amount of R$115.7 million, as compared to a credit of R$103.4 million in 2002. This balance is a result of the the income before taxes of R$161.0 million in 2003, as compared to recorded loss before tax of R$681.1 million in 2002.

         Net Income (Loss)

         Net income under Brazilian GAAP increased to a gain of R$43.9 million in 2003 as compared to a loss of R$538.9 million in 2002, mainly as a result of the appreciation of the real against the U.S. dollar of 18.2%. Net income in U.S. GAAP increased to a income of R$176.0 million in 2003 from a loss of R$868.4 million in 2002. For a discussion of the principal differences between U.S. GAAP and Brazilian GAAP, and how the differences affect us, see Note 29 to our financial statements included elsewhere in this annual report.

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

         Consolidated personnel expenses increased 2.9% to R$111.4 million for 2002 from R$108.3 million for 2001, principally because a higher percentage of personnel expenses were attributable to overhead operations, instead of being attributable to project costs.

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

         Net Financial Expenses

         Consolidated net financial expense increased 184.3% to R$670.4 million in 2002 from R$235.8 million in 2001. This increase was due principally to the impact of the exchange rate on the foreign currency debt obligations, since the exchange rate on December 31, 2002 was R$3.5333 to U.S.$1.00 compared to R$2.3204 to U.S.$1.00 on December 31, 2001.

         Net Non-operating Expenses

         Consolidated net non-operating expense increased 207.4% to R$75.0 million in 2002 from R$24.4 million for 2001. This increase was due to the provision for losses related to the eventual divestment of a turbine at the Campo Grande thermoelectric plant, the construction of which was cancelled.

         Income Tax and Social Contribution

         Our income tax and social contribution was a credit of R$103.4 million in 2002, compared to a credit of R$11.0 million in 2001. This increase was mainly due to an increase in our losses in 2002.

         Net Income (Loss)

         Net income under Brazilian GAAP increased to a loss of R$538.9 million in 2002 from a loss of R$60.1 million in 2001 as a result of the reasons described above. Net loss reconciled to U.S. GAAP increased to a loss of R$868.4 million in 2002 from a loss of R$122.2 million in 2001. For a discussion of the principal differences between U.S. GAAP and Brazilian GAAP, and how the differences affect us, see Note 29 to our financial statements included elsewhere in this annual report.

B.       Liquidity and Capital Resources

         Our business is capital intensive. In recent years, we have financed our capital investment program primarily with cash provided by operations, although it also has used loans to complement its financing requirements, including a loan by BNDES of 538.8 million, a loan from Banco do Brasil of 29.7 million, and a loan by Eletrobras of 58.4 million.

         In 2003, although we generated enough cash through our operations to finance new investments, we continued using an investment strategy of financing our investments through loans. During this period, we generated R$102.1 million in cash, while its capital investment program required R$161.7 million. A significant portion of our current liabilities at the end of 2003, in the amount of R$784.5 million, were represented by long-term loans and financing maturing in 2003, in the amount of R$349.9 million. In addition, such current liabilities also consisted of (i) accrued liabilities (including, among other things, interest, fees, income tax and social contribution), in the amount of R$124.6 million; (ii) obligations owed to FURNAS, TRACTEBEL, ELETROSUL, MAE and ITAIPU related to purchases of electricity, in the amount of R$152.4 million; and (iii) regulatory charges payable, in the amount of R$11.6 million.

         We had working capital of R$27.3 million at December 31, 2003, as compared with working capital of R$166.6 million (reclassified) at December 31, 2002. The decrease in working capital has mainly occurred due to the reduction of our short-term electricity sales and to the decrease in our cash reserves, primarily resulting from payments due under the notes, which were previously done in 2002 through cash reserves generated by us.

         As of December 31, 2003, our total of principal of loan and financing debt was R$2,188.3 million, of which R$757.9 million, or 34.6%, was in real-denominated loans and R$1,430.4 million, or 65.4%, was U.S. dollar-denominated debt. Our U.S. dollar-denominated debt included R$1,245.1 million related to the notes and R$185.3 million related to loans obtained from other banks. The real-denominated loans included (i) R$535.9 million borrowed from BNDES (of which, R$229 million was used to finance our capital expenditures program, R$266.1 million was used to finance the losses from the Rationing Program (collateralized by the amounts to be collected under the extraordinary tariff recomposition), and R$41.3 million was used to finance the acquisition of our participation in ENERSUL), (ii) R$58.4 million borrowed from ELETROBRAS and
(iii) R$162.0 million borrowed to finance our capital expenditures program and working capital.

         The average cost of our U.S. dollar-denominated debt on December 31, 2003 was 10% per year, plus foreign exchange variation. The average cost of our real-denominated debt was TJLP (the long-term interest rate) plus 3.7% per year related to the BNDES financing, while R$865.1 million were indexed to the CDI, INPC or IGP-M plus 1.6% per year.

         Our debt matures as follows:


                                                                        At December 31, 2003
                                                -------------------------------------------------------------------
                  Maturity                          Local Currency           Foreign Currency            Total
-------------------------------------------     -------------------    -----------------------      ---------------
                                                                          (in thousand of reais)
2004...................................                277,319                 72,648                   349,967
2005...................................                146,617                 37,459                   184,076
2006...................................                121,067                 20,046                   141,113
2007...................................                109,451              1,260,779                 1,370,230
2008...................................                 46,220                  8,507                    54,727
2009...................................                 15,096                  3,992                    19,088
2010...................................                 14,098                  3,387                    17,485
2011...................................                 11,103                  2,836                    13,939
2012...................................                  8,056                  1,936                     9,992
2013...................................                  4,306                    875                     5,181
After 2013.............................                  4,530                 17,907                    22,437
                                                -------------------    -----------------------      ---------------
     Total.............................                757,863              1,430,372                 2,188,235
                                                ===================    =======================      ===============



         As of December 31, 2003, approximately 93% of our R$188.9 million of marketable securities were invested in U.S. dollar-linked instruments. We believe that over the long term, increases in our tariffs in reais generate sufficient cash to counter currency devaluation affecting our U.S. dollar-denominated loans, although we cannot assure you of this.

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

         We have ongoing capital expenditures related to the expansion and modernization of our transmission, distribution and existing generation facilities. We expect to invest approximately R$119.4 million in the expansion and modernization of our distribution system during 2004, primarily with cash from operations. A portion of this may be financed with additional indebtedness from various financial institutions, particularly BNDES. Consolidated capital expenditures in 2003, 2002 and 2001 were as follows:


  Area                                                                   2003            2002            2001
----------                                                          --------------- --------------- ----------------
                                                                                (in thousand of reais)
                                                                    ------------------------------------------------
Distribution and transmission...........................               97,010          99,023          122,754
Generation..............................................               42,264          53,056           36,695
Other...................................................               22,410          35,011           21,616
                                                                      -------         -------          -------
     Total..............................................              161,684         187,970          181,065
                                                                      =======         =======          =======



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

D.       Trends

         ESCELSA's supply contracts with certain of its major customers expire in 2004, 2005, 2007 and 2008, at which time they will be able to seek alternative electricity distribution services from our competitors. If these customers enter into supply contracts with our competitors at that time, our market share and profit margins may be negatively affected.

E.       Off-Balance Sheet Arrangements

         At December 31, 2003, there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.       Tabular Disclosure of Contractual Obligations

         The following table summarizes the maturity profile of our consolidated long-term debt, operating leases and other commitments as of December 31, 2003:


                                                      Payments due by period (in thousands of reais)
Contractual Obligations                       Total         Less than 1       1-3 year        3-5 year        More than 5
                                                               year                                             years

Long-Term Debt Obligations                 2,064,967          232,030          323,178       1,424,114           85,646
Purchase Obligations(1)                    5,515,775          690,629        1,006,593       1,364,192        2,450,592
Intercompany Loan Obligations(2)              75,600           75,600                -               -                -
Other(3)                                     256,729          141,838          110,592           4,298                -
Total                                      7,950,549        1,112,575        1,505,363       2,792,604        2,536,238


(1) The purchase obligations do not include connection, transmission and transportation agreements, which amounted approximately R$138 million.
(2) ESCELSA and its controlled companies have additional intercompany loan obligations in the aggregate amount of R$147.1 million, which are not illustrated above since the table contains only consolidated long-term debt.
(3)  Other includes obligation arising from service agreements.


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

         Members of our board of directors serve a three-year term, and may be reelected. According to our by-laws, the terms of the current members of our board of directors expire in April 2005. Set forth below are the names, positions, dates of birth and brief biographical descriptions of the members of our board of directors.


Name                                           Member Since       Position            Date of Birth
----                                           ------------       --------            -------------
Antonio Fernando Melo Martins da Costa..       August 2003        Chairman            December 13, 1954
Antonio Eduardo da Silva Oliva..........       August 2003        Member              February 4, 1946
Joaquim Armando Ferreira da Silva Filipe       August 2003        Member              October  28, 1948
Adir Pereira Keddi......................       March 1998         Deputy Chairman     November 18, 1947
Alcir Augustinho Calliari...............       July 1995          Member              September 14, 1938
Antonio Jose Sellare....................       April 2002         Member              July 19, 1953
Francisco Carlos Coutinho Pitella.......       April 2002         Member              February 9, 1953
Ruth Storch Damasceno(1)................       November 1996      Member              June 25, 1952

----------
(1) Ms. Damasceno is the representative of our employees, a board position provided for in our by-laws.


         Antonio Fernando Melo Martins da Costa. Besides being the chairman of ESCELSA's and ENERSUL's board of directors, Mr. Costa is also the chairman of the board of directors of Bandeirante Energia S.A. and Iven S.A., as well as an officer of EDP - Gabinete de Ligacao ao Brasil and president of EDP Brasil S.A. Mr. Costa previously held several positions with international financing entities such as the general officer of Banco Comercial Portugues manager of AF Investimentos, president of APFIN, officer of Eureko BV (Holland) and vice-president of Seguradora PZU (Polonia). He holds a degree in civil engineering from Faculdade de Engenharia da Universidade do Porto and a master degree in financial administration from the ISEE - Instituto Superior de Estudos Empresariais.

         Adir Pereira Keddi. Mr. Keddi was elected deputy chairman of the board of directors on April 30, 2002 and has been a member of the board of directors since March 1998. He is an executive officer of Fundacao Vale do Rio Doce de Seguridade Social. He was previously in the accounting and finance department of ESSO Brasileira de Petroleo S.A. He holds a degree in economics from Faculdade Candido Mendes -- Rio de Janeiro and a master degree in financial administration from the Centro de Extensao e Aperfeicoamento Profissional of Rio de Janeiro -- CEAP-RJ.

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

         Antonio Eduardo da Silva Oliva. Mr. Oliva is the CEO of ESCELSA and ENERSUL and a member of the boards of directors of ESCELSA, ENERSUL and Bandeirante Energia S.A. Mr. Oliva previously was a member of the boards of directors of EDP Distribuicao - Energia S.A., HIDROCENEL - Energia do Centro S.A., EM - Eletricidade do Norte S.A. and CENEL - Eletricidade do Centro S.A., all companies of EDP group. Mr. Oliva also held a position of executive officer of Distribuicao Centro de Portugal. He holds a degree in electronic engineering from Universidade de Lourenco Marques - Mocambique.

         Joaquim Armando Ferreira da Silva Filipe. Mr. Filipe is a member of the board of directors of ESCELSA and ENERSUL, as well as president of Bandeirante Energia S.A and vice-president of Iven S.A. He previously was a member of the board of directors of CERJ and held several executive positions with companies of EDP group, such as EDP itself and Bandeirante Energia S.A., CEM - Companhia de Eletricidade de Macau and Distribuicao Centro de Portugal, among others. Mr. Filipe holds a degree in engineering from Faculdade de Engenharia da Universidade do Porto.

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


         Antonio Eduardo da Silva Oliva. Mr. Oliva has been the Chief Executive Officer of ESCELSA since December 2002 and of ENERSUL since January 2003. For more information on Mr. Oliva's resume, see "Item 6. Directors, Senior Management and Employees - Board of Directors".

         Sergio Pereira Pires. Mr. Pires has been the chief financial officer of ESCELSA since June 1997 and of ENERSUL since November 1997. He was previously a director of Grupo Habitasul and a corporate director of Banco Multiplic. He holds a degree in economics from the Universidade de Sao Paulo and a master's degree in finance from the Fundacao Getulio Vargas.

         Manuel Fernando das Neves Bento. Mr. Bento has been the Technical Officer of ESCELSA since December 2002 and of ENERSUL since January 2003. He was previously the member of the board of directors of COELCE - Cia Energetica do Ceara, an alternate member of the board of directors of CERJ-Cia de Eletricidade do Rio de Janeiro, Technical Vice President of CERJ and Distribution Officer of CNEL, controlled by EDP Group. He holds a degree in electromechanical engineering from the Universidade De Lourenco Marques in Portugal.

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

B.       Compensation

         For the year ended December 31, 2003, the aggregate compensation paid by us to all directors, executive officers and members of our board of auditors for services in their respective capacities was approximately R$5 million. At the annual shareholders' meeting held on March 30, 2004, the shareholders of ESCELSA determined that an aggregate compensation of R$6.5 million would be paid to our directors and executive officers for the year ending December 31, 2004. Neither the members of our board of directors nor our executive officers receive pension benefits from us. At December 31, 2003, the members of our board of directors and our executive officers owned an aggregate of nine common shares of our capital stock.

C.       Board Practices

         According to our by-laws, the terms of the current members of our board of directors expire in April 2005. Our executive officers are elected for three-year terms, although any executive officer may be removed by our board of directors before the expiration of his term. None of the members of our board of directors or our executive officers is a party to an employment contract providing for benefits upon termination of employment.

Board of Auditors (Conselho Fiscal)

         Under Brazilian corporate law, the Conselho Fiscal (board of auditors) is a corporate body independent of management and the company's external auditors. A Brazilian board of auditors is not equivalent to, or comparable with, a U.S. audit committee. The primary responsibility of the board of auditors is to review management's activities and the financial statements, and report its findings to the shareholders. Under Brazilian corporate law, the board of auditors may not contain members that are on the board of directors, on the executive committee, the company's employees, employees of a controlled company or of a company of the same group, including a spouse or relative of any member of the company's management. In addition, the Brazilian corporate law requires the board of auditors to receive as remuneration at least 10% of the average amount paid to each executive officer. The Brazilian corporate law requires a board of auditors to be composed of a minimum of three and a maximum of five members and their respective alternates.

         We have a permanent board of auditors whose members are elected at the annual shareholders' meeting, with their terms lasting until the next annual shareholders' meeting after their election. The current members and their respective alternates were elected by our shareholders on March 30, 2004.

Name                                              Position
----                                              --------
Carlos Roberto Veroneze.....................      Effective member
Dionisio Leonidas de Medeiros Neto..........      Alternate
Waldir Nascimento...........................      Effective member
Licinio de Jesus Ferrari....................      Alternate
Eduardo Soares..............................      Effective member
Flavia Andraus Troyano......................      Alternate


D.       Employees

         At December 31, 2003, we employed 1,305 persons. In 2003, our total investment in development and training activities amounted to R$518,000, comprising 71,758 hours of training, with an average of 55 hours of training per employee.

         The following table sets forth the number of employees for the periods indicated:


                                                                         At December 31,
                                                        -----------------------------------------------
                                                           2003               2002               2001
                                                        ---------          ---------          ---------
         Professionals (including engineers,
           accountants, economists and attorneys)...         567               586                659
         Management.................................          89                69                 73
         Operational................................       1,589             1,699              1,734
                                                        ---------          ---------          ---------
           Total....................................       2,245             2,354              2,466


         Since 1997, part of each employee's compensation is linked to previously agreed upon goals. The program has presented good results, increasing productivity and efficiency gains. We provide our employees and their dependents with medical and dental assistance through a system that uses a network of accredited doctors and services. We pay the major portion of the costs for these services, with a smaller amount being paid by the employees. In 2003, we spent R$5.3 million on this assistance.

         We are sponsors of retirement benefit plans, which are managed by Fundacao ESCELSA de Seguridade Social - ESCELSOS or ESCELSOS and Fundacao ENERSUL. ESCELSOS and Fundacao ENERSUL are non-profit entities, whose main focus is to supplement the benefits provided by the federal social security system to our employees. The majority of our employees participate in these pension plans. In 2003, we contributed an aggregate of R$4.1 million to the funds. See Note 24 to our financial statements included elsewhere in this annual report.

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

E.       Share Ownership

         As of December 31, 2003, the members of our board of directors and our executive officers, on an individual basis and as a group, beneficially owned less than one percent of our common shares. None of the members of our board of directors or our executive officers holds any options to purchase our common shares.

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

         The following table sets forth information regarding U.S. security holders with respect to ownership of our common shares as of December 31, 2003.


                                                                                                       Percentage
Shareholder                                                                     Number of Shares        of Total
-----------                                                                     ----------------        ---------
Iven.....................................................................            2,378,671            52.27%
GTD......................................................................            1,137,709            25.00
Fundacao Central Bank de Previdencia Privada - CENTRUS...................              275,678             6.06
Officers and Directors as a group........................................                    9              *
Others...................................................................              758,766            16.67
                                                                                ----------------        ---------
Total....................................................................            4,550,833           100.0%
                                                                                ================        =========


----------
*  Less than 1%.

Shareholders' Agreement

         There currently are no shareholder agreements with respect to ESCELSA in effect.

B.       Related Party Transactions

         Our concession contracts require that we obtain approval from ANEEL prior to entering into commercial relationships with any of our shareholders. Our transactions with our affiliates are restricted by the provisions of the indenture that governs the notes.

         In September 2003, ESCELSA entered into a Contract of Purchase and Sale of Electrical Energy with Enertrade S.A., a company which is also owned by our controlling shareholder, EDP. This contract was duly approved by ANEEL, with no impositions of price caps. For more information on this contract, please see "Item 10C. Material Contracts -- Contracts for Purchase and Sale of Electric Energy."

         Magistra, our subsidiary, have entered, from 2000 to 2002, into loan agreements with ESC 90 Telecomunicacoes Ltda., a company in which ESCELSA holds 49% of total voting equity. The total amount owed by ESC90 to Magistra on December 31, 2003 was approximately R$75.6, including principal and interests. However, while R$69.4 million of the debt bear interests at 100% of the CDI rate under the original loan agreements, the remaining R$6.2 million debt bears interests at the TJLP plus 4%, since it was later subject to the terms and conditions of an agreement executed between Magistra and BNDES on November 30, 2000. The total amount of the debt is due in 2004.

         Magistra also financed ENERSUL's operations through loan agreements in the amount of approximately R$136.1 million on December 31, 2003. All agreements bear interests at 105% of CDI rate and must be repaid in 2004. In addition, Enersul guarantees debts in the aggregate amount of R$167.2 in on December 31, 2003 owned by Magistra under credit facility agreements executed with Banco Itau BBA S.A. on April 11, 2000 and March 30, 2001.

         Castelo Energetica S.A., a wholy owned subsidiary of Magistra, has also financed some of its operations through credits granted by Magistra. On December 31, 2003, the total amount of such credits was 34.0 million, including principal and interests, 33.4 million of which bear interests at 100% of the CDI rate while the remaining 0.6 million debt bears interets of the TJLP rate plus 4%, since it is also subject to a previous agreement entered into between Magistra and BNDES on November 30, 2000.

C.       Interest of Experts and Counsel

         Not applicable.


ITEM 8.  FINANCIAL INFORMATION

A.       Consolidated Statements and Other Information

         See financial statements filed with this annual report.

Legal Proceedings

         We are party to certain lawsuits and administrative proceedings before various courts involving tax, labor and civil matters. The principal lawsuits currently in process are as follows:

         Tax Litigation

         Brazilian companies are required to pay contributions to the PIS Program (Program for Social Integration) and COFINS (Program for Financing Social Security). The rates for these contributions currently are 1.65% (it was 0.65% before November 30, 2002) and 7.6 % (it was 2.0% in 1998 and 1997 and 3.0%
up to January 31, 2004) of the revenues, respectively. ESCELSA and ENERSUL have filed lawsuits against the Brazilian government questioning the constitutionality of (i) with respect to COFINS, contributions relating to non-operational and financial income and (ii) with respect to PIS, the contributions relating to income related to the sales of energy, and to non-operational and financial income. As a consequence of a final decision from STF (the Brazilian Supreme Court) upholding the constitutionality of such contributions, the deposits made by us in connection with such lawsuits were converted into payments to the Brazilian government and as from such date we started to regularly pay the amounts due under PSI and COFINS. On June 12, 2003, the contingency relating to these lawsuits were extinguished.

         We are also a party to an administrative proceeding filed against the tax authorities questioning the constitutionality of FINSOCIAL and requesting a compensation for the amounts paid in connection therewith. The decision on this proceeding is still pending.

         Also, based on our legal counsel's opinion and on a preliminary decision upheld by a lower court which guarantees restitution and/or compensation of amounts overpaid relating to fines on tax and contributions which payment was made spontaneously and untimely, we compensate amounts relating to past-due contributions (PIS, COFINS, IRPJ and CSLL). However, we maintain provisions for such amounts.

         Our management believes that the outcome of these tax-related proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2003, we have reserved R$153.5 million for these contingencies, of which R$97.8 million is deposited in judicial escrow accounts in connection with these lawsuits.

         Labor Claims

         We are party to several labor-related lawsuits, including a lawsuit filed by the Sindicato dos Trabalhadores da Industria de Energia Eletrica do Estado do Espirito Santo -- SINDEES, which is the labor union in the State of Espirito Santo for the electricity sector, as well as several disputes filed by employees and former employees related principally to our wage structure, overtime, hazard conditions and reintegration. As of December 31, 2003, we had reserved R$27.2 million for labor contingencies, of which R$15.9 million is deposited in judicial escrow accounts in connection with these lawsuits.

         We believe, based on the judgment of our management and our legal counsel, that the amount provisioned is sufficient to cover the probable losses from lawsuits that remain pending, with a range of possible loss 10% higher or lower than the reserved amount.

         Civil Litigation

         We are party to civil lawsuits and administrative proceedings arising from the ordinary course of our business. We believe that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2003, we had reserved R$16.0 million for civil litigation, of which R$15.5 million is deposited in judicial escrow accounts in connection with these lawsuits.

         Tariff Litigation

         A number of industrial consumers have brought a lawsuit against ESCELSA and ENERSUL seeking refunds of amounts paid to ESCELSA and ENERSUL as a result of rate increases that became effective during an economic stabilization plan in 1986. The lawsuits claim that such increases were in violation of price controls instituted as part of the economic stabilization plan. Our management believes that the ultimate outcome of these proceedings will not have a material adverse effect on our financial position or results of operations. As of December 31, 2003, we had reserved R$6.3 million for these contingencies.

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

         Mandatory Distribution

         The Brazilian corporate law generally requires that the by-laws of each Brazilian corporation specify a minimum percentage of the amounts available for distribution by such corporation for each fiscal year that must be distributed to shareholders as dividends, also known as the mandatory distributable amount. Under our by-laws, the mandatory distributable amount has been fixed at an amount equal to not less than 25% of the amounts available for distribution, to the extent amounts are available for distribution.

         The mandatory distribution is based on a percentage of adjusted net income, not lower than 25%, rather than a fixed monetary amount per share. The Brazilian corporate law, however, permits a publicly held company to suspend the mandatory distribution of dividends if the board of directors and the board of auditors report to the shareholders' meeting that the distribution would be inadvisable in view of the company's financial condition. The suspension is subject to approval of holders of common shares. In this case, the board of directors shall file a justification for such suspension with the CVM. Also, a publicly held company may suspend the payment of dividends exclusively for purposes of raising funds through the issuance of nonconvertible debentures. Profits not distributed by virtue of the suspension mentioned above are attributed to a special reserve and, if not absorbed by subsequent losses, paid as dividends as soon as the financial condition of such company permits such payments.

         Payment of Dividends

         We are required by the Brazilian corporate law and by our by-laws to hold an annual shareholders' meeting by the fourth month after the end of each fiscal year at which, among other things, the shareholders have to decide on the payment of an annual dividend. The payment of annual dividends is based on the financial statements prepared for the relevant fiscal year. Under the Brazilian corporate law, dividends generally are required to be paid within 60 days following the date the dividend was declared, unless a shareholder's resolution sets forth another date of payment, which, in either case, must occur prior to the end of the fiscal year in which the dividend was declared. A shareholder has a three-year period from the dividend payment date to claim dividends in respect of its shares, after which the amount of the unclaimed dividends reverts to us. The Brazilian corporate law also permits a company to pay interim dividends out of preexisting and accumulated profits for the preceding fiscal year or semester, based on financial statements approved by its shareholders.

         Dividend Distributions

         The following table sets forth our historical payments of dividends to our shareholders.


                                              Period in which profits            Total amount of
               Date of Approval                   were generated                   distribution
         ------------------------------    --------------------------------    ---------------------
         April 2000...................     Year ended December 31, 1999                 -*
         April 2001...................     Year ended December 31, 2000           R$13.2 million
         April 2002...................     Year ended December 31, 2001                 -*
         April 2003...................     Year ended December 31, 2002                 -*
         April 2004...................     Year ended December 31, 2003          R$ 42.0 million

-----------------------
* No dividends were declared for the years ended December 31, 2002, 2001 and 1999 because we had net losses for such periods.


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

B.       Significant Changes

         No significant changes or events have occurred after the close of the balance sheet date at December 31, 2003, other than the events already described in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.       Offer and Listing Details

         The carrying value of our notes as of December 31, 2003, consisting of the fair value of the notes based on the bid price as of such date, was R$1,145.3 million. At December 31, 2003 and May 31, 2004 the notes were trading at 92.0% and 95% of their face value, respectively.

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

Corporate Governance

         We are principally governed by the shareholders, the board of directors, the board of executive officers and the Conselho Fiscal (board of auditors). Their roles are defined by Brazilian law and our by-laws, and may be described generally as follows:

Shareholders Meetings and Voting Rights

         Under the Brazilian corporate law, a general meeting of shareholders, or a general meeting, is empowered to decide all matters relating to our business objectives and pass resolutions deemed necessary for our protection and well-being. Each common share entitles the holder thereof to one vote at meetings of our shareholders.

         Shareholders voting at a general meeting have the exclusive power, among others, to:

         o    amend the by-laws,

         o elect or dismiss members of the board of directors (and those of the board of auditors) at any time,

         o receive the yearly accounts prepared by management and accept or reject management's financial statements, including the appropriation of net profits and the distributable amount for payment of the mandatory dividend and allocation to the various reserve accounts,

         o accept or reject the valuation of assets contributed by a shareholder in consideration for the issuance of share capital, and

         o pass resolutions to reorganize our legal form, merge, consolidate or split us, dissolve and liquidate us, elect and dismiss our liquidators and examine our accounts.

         Shareholders' meetings are usually called by the board of directors through a notice published in newspapers at least one month prior to the meeting informing the date and time of the meeting and the proposed agenda. However, shareholders' meetings may also be called by: (i) the board of auditors, whenever the board of directors postpones the call for more than 1 month without any reason in particular, (ii) any shareholder, whenever there is a delay of more than 60 days in calling the meeting, (iii) shareholders representing at least 5% of the capital stock, whenever the board of directors does not call the meeting within 8 days after they have submitted a formal request, or (iv) shareholders representing at least 5% of the voting capital, or at least 5% of the non voting shareholders, whenever the board of directors does not call the meeting within eight (8) days after they have submitted a formal request to the board of auditors. In any case, the meetings shall be held at company's head office.

         Shareholders' meetings shall be held on first call with the attendance of shareholders representing at least 25% of the voting capital, and for the second call no minimum quorum of shareholders is required. Shareholders' meetings shall be considered duly called if all shareholders have attended even if any formality has not been observed.

         According to the provisions of our by-laws, we shall be controlled either by Brazilian individuals or a company incorporated under Brazilian laws and maintain our head office and management in Brazil. The shares held by our controlling shareholders shall not be transferred without the prior consent of the Federal Government. Any and all transfer of shares that may result in the transfer of our control to a foreign entity or restrict the control held by Brazilian individuals or companies shall not be valid and recorded in our book of shares, unless the above mentioned prior consent has been obtained.

Board of Directors

         The current board of directors is made up of nine members. The by-laws require that the board of directors shall consist of at least nine members. Members of the board of directors are elected by the holders of common shares at the Assembleia Geral or the general shareholders' meeting and are elected for a period of three years, at the end of which they may be re-elected or replaced. The aggregate compensation of the members of the board of directors is set at the shareholders meeting. Under Brazilian corporation law, the maximum remuneration that members of a board of directors can collect from a corporation is the lesser of: (i) the annual remuneration of the officers, or (ii) 10% of the outstanding profit if the by-laws provide the Board members with the right to participate in company profits and the company has already distributed to the shareholders the mandatory dividend of 25% of company profits. For the discussion about the directors' responsibilities and compensation, see "Item 6A. Directors, Senior Management and Employees -- Directors and Officers - Board of Directors" and "Item 6B. Compensation."

Corporate governance framework

Good Corporate Governance Practices

         We are governed by our board of directors, board of executive officers and board of auditors.

         Our board of directors has powers to, among other matters: (i) set our general business strategy through management goals, (ii) verify the accomplishment of the goals, the execution of approved programs and the results obtained, (iii) elect and discharge executive officers, defining their attributions, (iv) determine our organizational structure, and (iv) approve the creation of committees and appoint their members. Currently we have two committees installed:

         o Committee for Corporate Matters, which is responsible for reviewing and issuing an opinion on corporate matters.

         o Committee for Financial-Economic Matters, which is responsible for reviewing and issuing an opinion on financial-economic matters.

         Our board of executive officers is responsible for the execution of the business strategy approved by our shareholders and by our board of directors. Our chief executive officer and the other executive officers are managers of their corresponding areas and responsible for the choice and attribution of the staff.

         Our board of auditors is permanently installed, formed by three members and their alternates elected by our shareholders and with a term of office of one year. Our board of auditors has powers to review administrative acts and the financial statements among other attributions.

Market Disclosure Rules

         We have an internal policy for the disclosure of relevant information and confidentiality that is provided to our controlling shareholders, directors, officers, members of our board of auditors and certain employees. The policy shall be formally agreed and accepted upon the signature of a term of adherence that is filed with us.

         Under the relevant policy, our investors relationship officer is responsible to inform CVM and the stock exchanges about any relevant act or fact concerning our businesses and to provide immediate, full and written disclosure of any relevant information simultaneously to all markets in which our securities are traded, indicating whenever is possible the amounts involved. Any relevant information shall be reported to the general public through the publication in the newspaper in which we usually publish our announcements to shareholders.

         Any person subject to our policy that has access to any information considered to be relevant shall immediately inform our investors relationship officer. Relevant information shall be preferably disclosed before or after the trading period of the stock exchanges and if the exchanges are not operating simultaneously, we shall observe the trading period of the Brazilian stock exchanges.

         All individuals subject to the policy are liable for damages that we or other individuals have incurred due to any breach or violation of the provisions set forth in our disclosure and confidentiality policy.

Appointment of Independent Directors

         Under Brazilian corporation law, members of the board of directors and board of auditors must perform their activities exclusively on the best interest of the company and shall comply with their duties of diligence and loyalty. An officer shall not take part in any transaction in which he has interests that conflict with company's interests and shall be liable for any losses whenever acts with negligence or fraud, within his attributions or powers or in violation of law or our by-laws.

Capital Stock and Dividend Policy

         General

         As of December 31, 2003, our capital stock in reais was R$239.141 thousand. Our share capital is comprised of registered common shares, all without par value. Our share capital consists of a total of 4,550,833 issued common shares, without par value. Our by-laws authorize our board of directors to increase our capital stock up to R$1,000,000,000.00, without seeking specific shareholder approval. The shareholders must approve any further capital increase at a shareholders' meeting.

         Mandatory Annual Distribution

         Under our by-laws, at least 25% of our adjusted net income for the preceding fiscal year must be distributed as a mandatory annual distribution, to be paid out within 60 days of the annual shareholders' meeting in which the distribution is approved. The Brazilian corporate law permits, however, a public company to suspend payment of the mandatory distribution (i) if the board of directors and the conselho fiscal report to the shareholders' meeting that the distribution would be incompatible with our financial condition, subject to approval by the shareholders' meeting or (ii) for purposes of raising funds through the issuance of nonconvertible debentures. The board of directors must file a justification for a distribution suspension with the CVM within five days of the shareholders' meeting. Profits not distributed due to such suspension must be allocated to a special reserve and, if not absorbed by subsequent losses, must be paid as dividends as soon as our financial situation permits such payments. There is no restriction on our repurchase or redemption of shares while the mandatory distribution is suspended due to duly approved and justified financial reasons, other than the generally applicable restrictions on trading by companies with their own shares, as set forth in the Brazilian corporate law and in the rules and regulations issued by CVM.

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

Contract for Connection to the Transmission System

         ESCELSA entered into a contract, effective June 10, 1999, with FURNAS, a transmitter of electric energy, providing for ESCELSA's connection to FURNAS' transmission system, for the purpose of acting as a distributor of the electric energy in its concession area. The term of this agreement is until December 2005. Under this agreement, ESCELSA and FURNAS jointly assume responsibility for the operation and maintenance of installations of connection and/or points of connection of their property as well as guarantee mutual access to all such facilities. In addition, this contract imposes responsibility on both parties for the evaluation of the operative conditions and identification of necessary adaptations to the facilities. However, it is ESCELSA's sole responsibility to forecast the load of installations to FURNAS. ESCELSA must pay FURNAS a monthly tariff for the installation of connection and/or points of connection of FURNAS' property, for every month of use of that connection, at the amounts established by ANEEL, in the same proportion.

Contracts for Purchase and Sale of Electric Energy

         ESCELSA entered into an agreement to purchase electric energy and demand from FURNAS in order to distribute such energy to the public in ESCELSA's concession area. The contract became effective on August 7, 1999 and continues in effect until December 31, 2005, throughout which time ESCELSA is required to purchase certain amounts of electricity generated by FURNAS, at tariffs set by ANEEL. Under Law No. 9,648 of May 27, 1998, ESCELSA has the right to reduce purchases from FURNAS if a customer chooses to become a free consumer and therefore terminates its contract with ESCELSA. Such reduction is subject to ANEEL's approval.

         ESCELSA and ENERSUL have also entered into Contracts of Purchase and Sale of Electrical Energy with Enertrade-Comercializadora de Energia S.A., as amended from time to time, both dated on December 23, 2002. The contracts became effective from 2003 to 2012 and provide for both ESCELSA and ENERSUL to buy energy from Enertrade at a determined price and for a set amount. Both companies' commitment may be increased or reduced, as governed by the contracts. Since these contracts are related party arrangements, they are subject and were submitted to ANEEL's approval. In this occasion, ANEEL imposed a price cap (significantly lower than the Normative Value) as a requisite for the approval of such contracts. ENERTRADE obtained a preliminary injunction against the price cap imposed by ANEEL and, as a consequence, it is currently charging ESCELSA and ENERSUL the power price agreed by the parties under the contracts. In accordance with the VN methodology, such price should be fully passed through to consumer's tariffs. However, ANEEL currently allows ESCELSA and ENERSUL only to pass through to the consumer's tariffs the power cost equivalent to the above mentioned price cap. Therefore ESCELSA and ENERSUL are actually bearing losses resulting from the difference between (i) the cost incurred to purchase power from ENERTADE; and (ii) the cost of power allowed by ANEEL to be passed through to the consumer's tariffs. These losses in 2003 amounted R$2,014 for ESCELSA and R$4,961 for ENERSUL, as reflected in the operating expenses.

         On September 26, 2003, ESCELSA entered into another Contract of Purchase and Sale of Electrical Energy with Enertrade S.A., which established ESCELSA's obligation to purchase energy from Enertrade at a determined price and for a set amount as of January 1, 2004 to December 31, 2005. Such amounts can be reduced or increased within the limits set forth in the contract and in accordance with its terms and conditions. In addition, Enertrade has the right to reduce the amount of energy to be provided due to an eventual reduction of consumers that may have decided to become free consumers. This contract has been approved by ANEEL on October 21, 2003, as determined by the applicable regulation. The price for the purchases by ESCELSA will be adjusted annually in accordance with IGPM index.

         ESCELSA and ENERSUL have each entered into two Purchase and Sale of Electrical Energy contracts with Enerpeixe S.A. and Enercouto S.A., respectively, which have been amended from time to time. The contracts provide for a relatively small amount of electrical energy to be supplied by Enerpeixe, S.A. or Enercouto S.A., as the case may be. The terms of the contracts are from February 6, 2006 to January 31, 2016 in the case of Enerpeixe, S.A. and from April 1, 2007 to March 31, 2017, in the case of Enercouto, S.A. The price for such purchases is determined for all four contracts, and will be adjusted annually to reflect inflationary pressures, using the IGPM index. Both Enerpeixe S.A. and Enercouto S.A. are indirectly owned by our controlling shareholder, EDP.

Contract to Finance Losses Associated with the Rationing Program

         ESCELSA and ENERSUL entered into contracts, which have been amended from time to time, with BNDES as Lender to finance the losses they experienced in connection with the implementation of the Rationing Program. ESCELSA financed R$166.2 million through a contract dated February 18, 2002, as amended, which will be repaid in monthly installments as determined by its provisions until December 15, 2007. ENERSUL financed R$100.8 million, through a contract dated February 19, 2002, as amended, which will be repaid in monthly installments as determined by the their provisions until December 15, 2008. ANEEL is also a party to all these contracts.

Indenture for the Notes

         We entered into an indenture dated as of July 28, 1997 with The Chase Manhattan Bank, as Trustee, for the issuance of our 10% Senior Notes due 2007 in the total amount of U.S.$500 million.

Other Material Financial Agreements

         On December 1, 2003, each of ESCELSA and ENERSUL entered into a loan facility agreement with BNDES in the amount of R$42.7 million and R$24.3 million, respectively, to finance our operations after the delay in applying the CVA compensation mechanism. Both agreements bear interest at the SELIC rate plus 1% on a monthly basis. However, while ESCELSA's principal payments must be made as of September 15, 2004 until August 15, 2006, ENERSUL's principal payments are due as of May 15, 2004 until April 15, 2006, as determined by the provisions therein.

         On February 21, 2003, ENERSUL entered into a credit facility agreement with Banco Alfa de Investimento S.A. and Banco Itau S.A., as agents, and BNDES, as the lender, in the amount of R$36.7 million, to finance the acquisition of equipaments, the enlargement and modernization of its distribution capacity and the construction of two energy substations. The loan is divided in three tranches. According to the provisions therein, two tranches bear interest at the TJLP rate plus 4% per annum, and will be paid in monthly installments as of October 15, 2004 until September 15, 2007. The remaining tranche bears interest at a variable interest rate based on the average cost incurred by BNDES to borrow in foreign currency plus 4%, and it will be paid in monthly installments as of November 16, 2004 until October 10, 2007.

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

         Interest, fees, commissions and any other income (which for the purposes of this paragraph includes any deemed income on the difference between the issue price of the notes and the price at which the notes are redeemed ("original discount") payable by a Brazilian obligor to an individual, company, entity, trust or organization domiciled outside Brazil) is subject to income tax withheld at the source. Brazilian tax laws expressly authorize the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax. The rate of withholding is 15% or such other lower rate as is provided for in an applicable tax treaty between Brazil and such other country where the payee has its domicile. Notwithstanding the foregoing, pursuant to a law dated August 13, 1997, the applicable income tax rate for negotiable instruments such as the notes was reduced to zero with respect to payments of interest, fees and commissions made during 1997, provided that such negotiable instruments have a minimum maturity of 96 months. In accordance with a law dated January 27, 2000, negotiable instruments such as the notes which are issued as of January 1, 2000, are no longer eligible for this rate reduction.

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

         On August 15, 1996, the Brazilian Congress approved an Amendment which created a new temporary tax, the Contribuicao Provisoria sobre Movimentacao Financeira (the provisional contribution on transfers of value and of credits and rights of a financial nature, or CPMF). Under the CPMF tax, all financial debit and money transfers effected as from March 18, 2001, are subject to the assessment of the CPMF tax at the rate of 0.38%. This contribution has recently been extended until December 31, 2007 by the Constitutional Amendment No. 42/03.

         Legislation passed on October 31, 1996 imposed a tax on foreign exchange transactions ("IOF tax") related to the entry into Brazil of proceeds resulting from foreign loans (including the issue of debt securities such as the notes). Initially the IOF tax had varying rates depending upon the final maturity of the transaction. Consequently, in case of early redemption or payment of the notes a tax at a rate varying from 3% to 0%, depending on the date of redemption, would have been assessed on the corresponding proceeds. However the IOF tax is a tax upon the Brazilian issuer (in this case, us) and will have no effect on the amounts received by the holders of the notes. We thus would be liable for and would pay the IOF tax as well as any charges imposed by Brazilian tax authorities on Brazilian issuers. A Decree of December 3, 2002, increased the IOF tax rate to 5% on foreign exchange transactions resulting from foreign loans with redemption or payment limit under 90 days and kept the 0% IOF tax rate on foreign exchange transactions resulting from foreign loans with redemption or payment limit of or higher than 90 days. There can be no assurance that the IOF tax rate will not be increased in the future.

         The Federal government also collects the Contribution for the Social Integration Program - PIS as well as the Social Security Contribution - COFINS. The PIS contribution is levied on the gross revenue of corporations at the rate of 1.65% and may be offset against some input credits. The COFINS contribution is levied on the gross revenue of corporations at the rate of 7.6% and may be offset against some input credits. As from May 1, 2004, PIS and COFINS also fall on the importation of goods and services at the rates of 1.65% and 7.6%, respectively.

         There is no stamp, transfer or other similar tax in Brazil with respect to the transfer, assignment or sale of any debt instrument outside Brazil (including the notes).

         The Constitutional Amendment No. 39, dated December 19, 2002, established that municipalities may impose and collect a contribution for public lighting. This contribution may be charged on the electricity bill (in which case the power company acts as a collecting agent).


U.S. Federal Income Tax Considerations

         The following is a general discussion of the principal U.S. federal income tax considerations relevant to the ownership and disposition of the notes to U.S. Holders (as defined below) who hold such notes as capital assets (generally, property held for investment). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury regulations promulgated thereunder, and administrative pronouncements and judicial interpretations thereof, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to holders of notes in light of their particular circumstances or to holders of notes subject to special treatment under U.S. federal income tax law (including, but not limited to, life insurance companies, dealers in securities, financial institutions, tax-exempt organizations, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, persons that hold the notes as part of a "straddle," "hedge" or "conversion transaction" and persons having a functional currency other than the U.S. dollar). Holders of notes are urged to consult their own tax advisers as to the application of U.S. federal tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

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

         Payments of Interest

         Stated interest (and additional amounts, if any) payable on the notes generally will be includible in the gross income of a U.S. Holder as ordinary interest income at the time accrued or received, in accordance with such U.S. Holder's regular method of accounting for U.S. federal income tax purposes. The amount of income taxable to a U.S. Holder will include the amount of any Brazilian taxes withheld (as described above under "Brazilian Tax Considerations") by us in respect thereof. Thus, a U.S. Holder could be required to report income in an amount greater than the cash it receives in respect of payments on its notes. Such interest income will be treated as derived from sources outside the United States.

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

         A U.S. Holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note having market discount until the maturity of the note or its earlier disposition. A U.S. Holder may elect to include market discount in gross income currently as the market discount accrues (on either a straight-line or a constant yield basis), in which case such U.S. Holder will not be subject to the rules described above regarding the treatment of gain upon the disposition of, and the receipt of certain cash payments on, a note as ordinary income and regarding the deferral of interest deductions on market discount notes.

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

         An election to currently include market discount in gross income, or to amortize premium, once made, applies to all debt obligations acquired, and held in the case of an election to amortize premium, by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service.

         Sale, Exchange or Retirement of the Notes

         Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between the amount realized on the sale, exchange or retirement (other than amounts attributable to accrued but unpaid interest not previously included in gross income, which will be taxable as ordinary interest income), and such holder's adjusted tax basis in the note. A U.S. Holder's adjusted tax basis in a note generally will equal the cost of the note to the U.S. Holder, increased by the amount of any market discount previously included in gross income, and reduced by the amount of any premium amortized by the U.S. Holder and by payments (other than payments of stated interest) previously received by the U.S. Holder, with respect to such note. Subject to the foregoing discussion regarding the U.S. federal income tax treatment of notes acquired at a market discount, such gain or loss recognized by a U.S. Holder on the sale, exchange or retirement of a note generally will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year at the time of the sale, exchange or retirement. Certain non-corporate U.S. Holders (including individuals) can qualify for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deduction of capital losses is subject to limitations for U.S. federal income tax purposes. Gain from the sale, exchange or retirement of a note by a U.S. Holder generally will be treated as U.S. source income for foreign tax credit purposes.

         Foreign Tax Credit

         Interest income typically is treated as "passive" or "financial services" income and is considered separately (together with other items of passive or financial services income) for purposes of applying certain limitations on the claiming of foreign tax credits under U.S. federal income tax law. However, if interest income derived by a U.S. Holder in respect of the notes is subject to Brazilian withholding tax at a rate of at least 5%, then such interest should represent "high withholding tax interest" to the U.S. Holder (together with other items of high withholding tax interest), and the foreign tax credit limitations will apply separately to foreign income taxes attributable thereto. Subject to such limitations and certain other conditions (including minimum holding requirements) imposed under the Code, any Brazilian income taxes withheld from interest income derived by a U.S. Holder in respect of the notes generally will be eligible for credit against the U.S. federal income tax liability of the U.S. Holder. A U.S. Holder may not be able to obtain a foreign tax credit benefit with respect to Brazilian income taxes, if any, imposed on any gain resulting from a disposition of the notes, as such gain generally will not constitute foreign source income. In lieu of claiming a credit for any foreign income taxes paid in a taxable year, a U.S. Holder may elect to deduct such foreign income taxes in computing its U.S. federal taxable income. The rules relating to foreign tax credits are complex, and U.S. Holders should consult their own tax advisors with regard to the availability of a foreign tax credit and the application of the foreign tax credit limitations to their particular situations.

         Backup Withholding

         A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) on payments of principal of, interest on (and additional amounts, if any), and the proceeds of disposition of, a note. In general, backup withholding will apply only if a U.S. Holder fails to comply with certain identification procedures, fails to properly report payments of interest and dividends or otherwise fails to comply with applicable requirements of the backup withholding rules. Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, provided that the required information is timely furnished to the Internal Revenue Service.

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

         Copies of our annual reports on Form 20-F and documents referred to in this annual report and our by-laws will be available for inspection upon request at our headquarters at Rua Sete de Setembro, 362, Vitoria, Espirito Santo, Brazil 29015-000.

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

Foreign Exchange Rate Sensitivity

         All of the amounts below are in thousands of reais, translated at the commercial selling rate on December 31, 2003 of R$2.8892 to U.S.$1.00.

         Our foreign currency exposure gives rise to market risks associated with exchange rate movements against the U.S. dollar. Foreign currency denominated liabilities as of December 31, 2003 include the notes, in the principal amount of R$1,245.1 million, and other U.S. dollar-denominated borrowings, in the amount of R$185.3 million, for a total amount of 1,430.4 million. In addition to the principal amount to be paid by ESCELSA in connection with the notes, ESCELSA is required to make payments of interest on the notes in the amount of R$124.5 million per year from 2004 to 2007.

         Of the other U.S. dollar-denominated borrowings, in the total amount of R$185.3 million at December 31, 2003, R$72.6 million were short-term loans and R$112,7 million were long-term loans. These loans bear interest ranging from 2.5% to 12.5% per annum.

         As of December 31, 2003, approximately 93% of our cash and cash equivalents, in the total amount of R$188.9 million, were invested in dollar-linked instruments. We believe that over the long-term, increase in our tariffs in reais generate cash sufficient to counter currency devaluation affecting our U.S. dollar-denominated loans, although there can be no assurance in this regard. We hedge 93% of our marketable securities with U.S. dollar-linked instruments.

Interest Rate Sensitivity and Sensitivity to Inflation Rates

         We also have loans denominated in reais, which bear interest at variable rates. The principal amount of certain loans is also indexed to inflation. In times of high inflation, the Taxa de Juros de Longo Prazo, the Brazilian long-term interest rate, or TJLP, is generally higher, i.e., the nominal rates include an inflation factor. The TJLP ranged from 11% to 13% in 2003, with an average of 12% per annum. Our real-denominated loans bear interest and are indexed as follows:


Lender                     Principal Amount             Interest Rate             Indexation Rate
------                     (in thousand of              -------------             ---------------
                           reais)
                           ----------------
BNDES.................           136,653                 TJLP + 4.0%                not indexed
BNDES.................           244,745                SELIC + 1.0%                not indexed
Other.................           620,402                  10 - 12%              CDI/IGP-M/INPC/UFIR



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


                                                      2004     2005     2006     2007    2008  There-after   Total    Fair Value
                                                      ----     ----     ----     ----    ----  -----------   -----    ----------
LIABILITIES
(Long Term Debt, including current portion)

Denominated and expressed in US dollars:

                   Fixed Rate:

    Senior Notes
        thousands of US$                            43,096   43,096   43,096  474,054       -        -      603,342     389,513
        Interest rate is 10%

    BRADIES BONDS
        STN-DMLP
        thousands of US$                             5,155    5,016    4,456    3,914   3,801    40,340      62,681      48,511
        Average interest rate
        Libor sem + 7/8 a 13/16 de 1% aa

                   Variable Rate:

    BNDES CAPEX (umbndes)
        thousands of US$                            16,340   17,022    8,295    3,851   2,189     2,517      56,911      45,485
        Average interest rate: umbndes + spread
        Spread  is 4.0 to 4.5%
        UMBNDES on December 31,2003:
    R$ 0,056371/UMB

Other financing
        BBA EIB
        thousands of US$                            11,069   10,470    9,878    9,285   4,756       325      45,783      36,032
        Average interest rate
        Libor trim + 4 a 5% p.a.

Denominated and expressed in Brazilian reais:


                   Fixed Rate:

ELETROBRAS
    thousands of reais                              18,665   10,696    6,893    5,981   4,658    22,269      69,161      54,484
    interest rate range is 5.0% to 10.5%

                   Variable Rate:

BNDES financing (CAPEX)
    thousands of reais                              75,152   80,674   64,351   36,542  19,815    15,783     292,316     186,077
    Average interest rate: TJLP + spread
    Spread range is 3.8% to 4.5%
    TJLP on December 31,2003: 11.0%

BNDES financing (Regulatory)
    thousands of reais                             121,377  102,660   83,711  113,833  27,997         -     449,577     223,793
    Average interest rate: SELIC + spread
    Spread  is 1.0%
    SELIC on December 31,2003: 24.51%

Other financing

    thousands of reais                              54,491   23,990   13,427   13,486   9,011    21,334     135,739      90,378
    Average interest rate
    Spread range is 10.0% to 12.0%
    Considering INPC effective on December
 31, 2003: 10.29%


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.  DISCLOSURE CONTROLS AND PROCEDURES

         Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information relating to us required to be disclosed in the reports that we file under the Securities Exchange Act of 1934, as amended, is recorded, processed summarized and reported within the time periods specified in the rules and forms of the SEC. We evaluated these disclosures controls and procedures under the supervision of our CEO and CFO as of December 31,2003. Based on this evaluation, our CEO and CFO concluded that our disclosure controls and procedures are effective in timely alerting them to information required to be included in our periodic reports to the SEC.

         As of today, there has been no change in our internal control over financial reporting during the year ended December 31, 2003 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

ITEM 16.  [RESERVED]


ITEM 16A. Audit Committee Financial Expert

         As of yet, we have not appointed an "audit committee financial expert", as defined by the SEC. As disclosed in item 16D below, we are in the process of implementing a fully independent audit committee as a best corporate governance practice, and presently, our current board of auditors does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3
(a)(5)(A).


ITEM 16B. Code of Ethics

         We do not currently have a code of ethics, which applies to our principal executive officer, principal financial officer, and principal accounting officer and/or controller, or persons performing similar functions. However, we are in the process of compiling a code of ethics for such officers that complies with the requirements of U.S. and Brazilian law, which we plan to implement during the current fiscal year.


ITEM 16C. Principal Accountant Fees and Services

         Deloitte Touche Tohmatsu Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2003 and 2002. The chart below sets forth the total amount billed to us by Deloitte Touche Tohmatsu Auditores Independentes for services performed in the years 2003 and 2002, and breaks down these amounts by category of services:



                                             Total Fees (in thousands of
                                                        reais)
                                           ------------------------------
                                                2003           2002
                                           --------------  --------------

Audit Fees                                 R$        267    R$      254
Audit-Related Fees                         R$         --    R$      --
                                           R$         --    R$      --
Tax Fees
All Other Fees                             R$         --    R$      --
Total                                      R$        267    R$      254


Audit Fees

         Audit fees in the above table are the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements, the review of our quarterly financial statements and statutory audit.

Pre-Approval Policies and Procedures

         The board of directors is responsible, under Brazilian law, to approve any audit related expenses and fees. We are considering the implementation of a pre-approval policy to assure that the engagement of the external auditors preserve their capacity as independent professionals.

ITEM 16D. Exemptions from the Listing Standards for Audit Committees

         We have established yet an audit committee, as defined by the SEC. We are in the process of creating a fully independent audit committee as a best corporate governance practice, and presently, our current board of auditors does not follow the independence requirements of such rule as we are still exempt from the independence requirements until July 2005 according to Exchange Act Rule 10A-3 (a)(5)(A).

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

         None.



                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

         We have chosen to provide information under Item 18 in lieu of this item.

ITEM 18.  FINANCIAL STATEMENTS

         See pages F-1 through F-65, in response to Item 18 of this annual report.

         a) List of financial statements


                                                                                                                Page
                                                                                                               ------
  Report of Independent Registered Public Accounting Firm.............................................          F-1
  Consolidated Balance Sheets as of December 31, 2003 and 2002........................................          F-2
  Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001..........          F-4
  Consolidated Statements of Changes in Shareholders' equity for the years ended
  December 31, 2003, 2002 and 2001....................................................................          F-5
  Consolidated Statements of Changes in Financial Position for the years ended
  December 31, 2003, 2002 and 2001....................................................................          F-6
  Consolidated Statements of Cash Flows for the years ended
  December 31, 2003, 2002 and 2001....................................................................          F-8
  Notes to the Consolidated Financial Statements for the years ended
  December 31, 2003, 2002 and 2001....................................................................         F-10


ITEM 19.  EXHIBITS

Exhibit
Number            Description

1.         By-laws in English of Espirito Santo Centrais Eletricas S.A. -
          ESCELSA*

2(c) Supplemental Indenture dated December 13, 2002 between Espirito Santo Centrais Electricas S.A. - ESCELSA and J. P. Morgan Chase Bank*

4(a).1 Purchase and Sale of Electrical Energy, as amended, dated December 23, 2002 between Espirito Santo Centrais Electricas S.A. - ESCELSA and Enertrade-Comercializadora de Energia S.A.**

4(a).2 Purchase and Sale of Electrical Energy, as amended, dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enertrade-Comercializadora de Energia S.A.**

4(a).3 R$166 Million Credit Facility, as amended, dated February 18, 2002 between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Espirito Santo Centrais Electricas S.A. - ESCELSA**

4(a).4 R$101 Million Credit Facility, as amended, dated February 19, 2002 between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Empresa Energetica de Mato Grosso do Sul S.A. - ENERSUL**

4(a).5 R$24 Million Credit Facility dated December 1, 2003 between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Empresa Energetica de Mato Grosso do Sul S.A. - ENERSUL

4(a).6 R$43 Million Credit Facility dated December 1, 2003 between Banco Nacional de Desenvolvimento Economico e Social - BNDES and Espirito Santo Centrais Electricas S.A. - ESCELSA

4(a).7 R$36 Million Credit Facility dated February 21, 2003 between Banco Alfa de Investimentos S.A., Banco Itau S.A., Banco Nacional de Desenvolvimento Economico e Social - BNDES and Espirito Santo Centrais Electricas S.A. - ESCELSA

4(b).1 Purchase and Sale of Electrical Energy, as amended, dated December 23, 2002 between Espirito Santo Centrais Electrica S.A. - ESCELSA and Enercouto S.A.**

4(b).2 Purchase and Sale of Electrical Energy, as amended, dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enercouto S.A.**

4(b).3 Purchase and Sale of Electrical Energy, as amended, dated December 23, 2002 between Espirito Santo Centrais Electrica S.A. - ESCELSA and Enerpeixe S.A.**

4(b).4 Purchase and Sale of Electrical Energy, as amended, dated December 23, 2002 between ENERSUL-Empresa Energetica do Mato Grosso do Sul S.A. and Enerpeixe S.A.**

4(b).5 Purchase and Sale of Electrical Energy dated September 26, 2003 between Espirito Santo Centrais Electricas S.A. - ESCELSA and Enertrade S.A.

6. Computation of earnings per share (See Note 29(b)(7) to our financial statements)

8.        List of subsidiaries (See "Item 4D - Organizational Structure")

12.1      Section 302 Certification of the Chief Executive Officer

12.2      Section 302 Certification of the Chief Financial Officer

13.1      Section 906 Certification of the Chief Executive Officer

13.2       Section 906 Certification of the Chief Financial Officer

-------------------------

* Incorporated by reference to our annual report on Form 20 F for the fiscal year ended December 31, 2002.

** Original Agreement incorporated by reference to our annual report on Form 20 F for the fiscal year ended December 31, 2002 and amendments filed herewith.

                                                                         ANNEX A


                                GLOSSARY OF TERMS


ANEEL.....................................   Agencia Nacional de Energia
                                             Eletrica, the Brazilian Electric
                                             Energy Regulatory Agency,
                                             responsible for regulating the
                                             electric energy sector.

Average Tariff or Rate....................   Total sales revenue divided by
                                             total number of MWh sold for each
                                             relevant period. Total sales
                                             revenue, for the purpose of
                                             computing average tariff or rate,
                                             consists of gross revenues not of
                                             value-added tax (ICMS).

Capacity Charge...........................   The charge for purchases or sales
                                             based on contracted firm capacity
                                             whether or not used.

Distribution..............................   Distribution is the transfer of
                                             electricity from transmission lines
                                             at supply points on the network and
                                             its delivery to customers through a
                                             distribution system. ESCELSA's
                                             distribution system consists of a
                                             widespread network of primarily
                                             above ground networks and lines at
                                             voltages between 11.4kV and 34.5kV.
                                             The electricity is passed through
                                             distribution transformers and is
                                             delivered at a voltage of 127 volts
                                             to customers in residential, small
                                             industrial and commercial segments
                                             as well as to public utilities and
                                             other customers.

Distributors..............................   An organization supplying
                                             electrical energy to a group of
                                             consumers by means of a
                                             distribution network.

Energy Charge.............................   Refers to the variable charge for
                                             purchases or sales based on actual
                                             electricity consumed.

Final Customer or
Final Consumer
(End User)................................   A customer who uses electricity for
                                             its own needs.

Firm Capacity.............................   The amount of electric energy that
                                             can be delivered from a given power
                                             plant with a 95% degree of
                                             certainty (or higher), determined
                                             in accordance with certain
                                             prescribed statistical models.

Gigawatt (GW).............................   1,000,000,000 watts (1,000
                                             megawatts).

Gigawatt-hour (GWh).......................   A gigawatt of power that is
                                             supplied or demanded for a period
                                             of one hour.

Hydroelectric Plant.......................   A generation plant which uses water
                                             power to turn an electric
                                             generator.

Installed Capacity........................   The amount of electric power that
                                             can be delivered from a given
                                             generator at full power under
                                             specified conditions as indicated
                                             by the manufacturer.

Interconnected Power System...............   Systems or networks connected
                                             together by means of one or more
                                             links (lines and/or transformers).

Interruptible Energy......................   The load of certain consumers for
                                             which supply may be interrupted for
                                             a specified period of time as per
                                             contractual agreement.

Kilovolt (kV).............................   1,000 volts.

Kilowatt (kW).............................   1,000 watts.

Kilowatt-hour (kWh).......................   A kilowatt of power that is
                                             supplied or demanded for a period
                                             of one hour.

Load Factor...............................   The ratio, expressed as a numerical
                                             value or as a percentage, of the
                                             consumption within a specified
                                             period (year, month, day, etc.) to
                                             the consumption that would result
                                             from continuous use of the maximum
                                             or other specified demand occurring
                                             within the same period.

Megawatt (MW).............................   1,000,000 watts (1,000 kilowatts).

Megawatt-hour (MWh).......................   A megawatt of power that is
                                             supplied or demanded for a period
                                             of one hour.

MVA.......................................   One million volt-amperes.

Peak Load.................................   The average load (power) during a
                                             time interval of specified duration
                                             occurring within a given period of
                                             time, that time interval being
                                             selected during which the average
                                             power is greatest.

Primary Energy............................   The energy generated by
                                             hydroelectric and thermal plants of
                                             the system in order to meet demands
                                             for firm service plus reserve
                                             requirements.

Secondary Energy..........................   See interruptible energy.

South Region..............................   The States of Parana, Rio Grande do
                                             Sul and Santa Catarina.

Southeast Region..........................   The States of Sao Paulo, Rio de
                                             Janeiro, Minas Gerais and Espirito
                                             Santo.

Substation................................   An assemblage of equipment which
                                             interchanges and/or alters or
                                             regulates the voltage of
                                             electricity within transmission and
                                             distribution system.

Thermoelectric Plant......................   A generation plant which uses
                                             hydrocarbon fuel, such as coal,
                                             oil, diesel, natural gas, as a
                                             source of energy to turn the
                                             electric generator.

Transmission..............................   The transfer of electricity (in
                                             lines with capacity between 750 kV
                                             and 34.5 kV) from generation
                                             facilities to the distribution
                                             system in a charge center by means
                                             of the transmission network.

Unbilled Electricity......................   Electricity which has been consumed
                                             by a customer, but for which a
                                             meter reading has not been taken,
                                             and thus no corresponding invoice
                                             generated.

Volt......................................   Standard unit of electric potential
                                             or electromotive force.

Watt......................................   The basic unit of electric energy.

Wheeling or Transportation................   A transportation charge expressed
                                             in reais.

Item 18.  Financial Statements


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Espirito Santo Centrais Eletricas S.A. - Escelsa
Vitoria - ES, Brazil

(1) We have audited the accompanying consolidated balance sheets of Espirito Santo Centrais Eletricas S.A. - Escelsa (a Brazilian Corporation) and subsidiaries ("the Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and changes in financial position for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

(2) We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

(3) In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and changes in its financial position for each of the three years in the period ended December 31, 2003, in conformity with accounting practices adopted in Brazil.

(4) Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

(5) Our audits were conducted for the purpose of forming an opinion on the basic financial statements under accounting practices adopted in Brazil taken as a whole. The consolidated statements of cash flows for each of the three years in the period ended December 31, 2003 are presented for purposes of additional analysis and are not a required part of the basic financial statements under accounting practices adopted in Brazil. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6) As mentioned in Note 5 to the consolidated financial statements, during the year 2002 and the first semester of 2003, the Company adjusted the amounts related to electric power sale and purchase transactions carried out in the Wholesale Energy Market - MAE, accounted for from September 1, 2000 to December 31, 2002. These amounts, after adjustments, totaled R$83,700 thousand in sales of energy and R$56,579 thousand in purchasing of energy and system charges. The net amount settled through July 17, 2003 was R$19,106 thousand. These amounts were recorded based on figures prepared and released by MAE and are subject to changes depending on the decisions of the litigation processes under way, filed by certain companies, with respect to the interpretation of market rules in effect at the period.



February 12, 2004, except for Note 29 as to which the date is June 25, 2004.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

                        (In thousands of Brazilian reais)


                                   A S S E T S



                                                                      2003               2002
                                                                ------------------ -----------------
                                                                                    (reclassified)
CURRENT:
Cash and banks                                                          15,465            20,008
Marketable securities                                                  203,089           306,620
Accounts receivable                                                    450,709           426,860
Allowance for doubtful accounts receivable                             (40,192)          (37,760)
Other accounts receivable                                               11,182             8,028
Recoverable taxes                                                       38,925            68,543
Deferred income and social contribution taxes                            7,608             3,330
Materials and supplies                                                   4,896             6,174
Escrow deposits                                                          2,629            39,382
Assets held for sale - UTE Campo Grande                                 49,116            25,891
Other credits                                                           22,224            22,121
Prepaid expenses                                                        46,230            14,250
                                                                ------------------ -----------------
                                                                       811,881           903,447
                                                                ------------------ -----------------
NON-CURRENT:
Accounts receivable                                                    295,244           297,544
Tariff bonus and surcharges                                              5,805             9,718
Related companies                                                       76,172            65,505
Escrow deposits                                                        129,194            94,553
Deposits                                                                 6,303             5,956
Debt issuance costs                                                      1,921             2,690
Deferred income and social contribution taxes                          279,052           339,706
Low income consumers                                                         -            18,718
Other credits                                                           23,250            23,897
Prepaid expenses                                                       140,025           110,354
                                                                ------------------ -----------------
                                                                       956,966           968,641
                                                                ------------------ -----------------
PERMANENT:
Investments                                                              2,885             2,159
Goodwill                                                               306,912           427,709
Property, plant and equipment, net                                   1,940,019         1,967,475
Deferred charges                                                             -                79
                                                                ------------------ -----------------
                                                                     2,249,816         2,397,422
                                                                ------------------ -----------------
TOTAL                                                                4,018,663         4,269,510
                                                                ================== =================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


          CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

                        (In thousands of Brazilian reais)


                                   LIABILITIES



                                                                              2003               2002
                                                                       ------------------- ------------------
                                                                                            (reclassified)
CURRENT:
Suppliers                                                                       152,435            155,615
Payroll                                                                           4,551              2,968
Accrued interest and fees                                                        67,271             83,836
Loans and financing                                                             349,967            337,125
Accrued taxes and social contributions                                           57,339             48,482
Deferred income taxes                                                            33,384             13,175
Dividends                                                                        42,053                 30
Post-retirement benefits                                                          3,571              2,042
Accrued obligations                                                              24,317             23,735
Regulatory charges                                                               11,637             12,886
Accrual for contingencies                                                             -             39,382
Other accounts payable                                                           38,044             17,520
                                                                       ------------------- ------------------
                                                                                784,569            736,796
                                                                       ------------------- ------------------
LONG-TERM:
Suppliers                                                                        99,441             83,781
Accrued interest and fees                                                            80              3,590
Loans and financing                                                           1,838,268          2.223,718
Post-retirement benefits                                                         30,253             28,212
Deferred income taxes                                                           232,583            211,194
Accrual for contingencies                                                       196,661            166,367
Other accounts payable                                                           73,049             54,341
                                                                       ------------------- ------------------
                                                                              2,470,335          2,771,203
                                                                       ------------------- ------------------
MINORITY INTEREST                                                               206,068            205,729
                                                                       ------------------- ------------------
SHAREHOLDERS' EQUITY:
Capital stock                                                                   239,141            239,141
Capital reserves                                                                311,379            311,379
Income reserves                                                                   1,909                  -
                                                                       ------------------- ------------------
                                                                                552,429            550,520
                                                                       ------------------- ------------------
Credits for capital increase                                                      5,262              5,262
                                                                       ------------------- ------------------
                                                                                557,691            555,782
                                                                       ------------------- ------------------
TOTAL                                                                         4,018,663          4,269,510
                                                                       =================== ==================



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

           (In thousands of Brazilian reais, except per share amounts)



                                                                     2003               2002           2001
                                                             ---------------- ------------------- ---------------
OPERATING REVENUES:
Electricity sales to final customers                               1,919,531          1,635,340       1,617,617
Electricity sales to distributors                                     30,501             40,357          83,519
Use of transmission and distribution system                           54,259             17,082           1,877
Other revenues                                                        36,300             30,499          27,769
                                                             ---------------- ------------------- ---------------
                                                                   2,040,591          1,723,278       1,730,782
                                                             ---------------- ------------------- ---------------
TAXES ON SALES                                                      (497,979)          (424,140)       (345,297)
                                                             ---------------- ------------------- ---------------
NET OPERATING REVENUES                                             1,542,612          1,299,138       1,385,485
                                                             ---------------- ------------------- ---------------

OPERATING EXPENSES
Personnel                                                           (126,863)          (111,354)       (108,271)
Material                                                             (16,802)           (13,690)        (14,285)
Fuel for electric energy production                                   (3,741)            (2,663)         (6,679)
Third-party services                                                 (66,741)           (60,415)        (53,640)
Electricity purchased for resale                                    (658,457)          (602,912)       (585,287)
Charges for the use of transmission and distribution system         (132,814)          (106,115)        (89,902)
Depreciation and amortization                                       (157,176)          (173,165)       (149,138)
Regulatory charges                                                  (118,286)          (106,184)        (97,377)
Provision for contingencies                                          (23,023)           (10,197)        (29,931)
Other                                                                (61,815)           (48,171)        (51,054)
                                                             ---------------- ------------------- ---------------
                                                                  (1,365,718)        (1,234,866)     (1,185,564)
                                                             ---------------- ------------------- ---------------
INCOME FROM OPERATIONS                                               176,864             64,272         199,921
                                                             ---------------- ------------------- ---------------
FINANCIAL INCOME (EXPENSES), NET                                     137,366           (670,419)       (235,831)
                                                             ---------------- ------------------- ---------------
OPERATING PROFIT (LOSS)                                              314,260           (606,147)        (35,910)
                                                             ---------------- ------------------- ---------------
NON-OPERATING EXPENSES, NET
Provision for loss on goodwill                                      (124,093)                 -               -
Other                                                                (28,959)           (74,965)        (24,384)
                                                             ---------------- ------------------- ---------------
                                                                    (153,052)           (74,965)        (24,384)
                                                             ---------------- ------------------- ---------------
INCOME (LOSS) BEFORE INCOME TAX, SOCIAL                              161,208           (681,112)        (60,294)
   CONTRIBUTION AND MINORITY INTEREST
                                                             ---------------- ------------------- ---------------
INCOME TAX AND SOCIAL CONTRIBUTION
Current                                                              (27,666)            (2,465)         (2,189)
Deferred                                                             (88,073)           105,831          13,201
                                                             ---------------- ------------------- ---------------
                                                                    (115,739)           103,366          11,012
                                                             ---------------- ------------------- ---------------
                                                                      45,469           (577,746)        (49,282)
                                                             ---------------- ------------------- ---------------
MINORITY INTEREST                                                     (1,540)            38,833         (10,794)
                                                             ---------------- ------------------- ---------------
NET INCOME (LOSS)                                                     43,929           (538,913)        (60,076)
                                                             ================ =================== ===============
SHARES OUTSTANDING AT YEAR END                                     4,550,833          4,550,833       4,550,833
                                                             ================ =================== ===============
INCOME (LOSS) PER SHARE - R$ (in Brazilian Reais)                       9.65            (118.42)         (13.20)
                                                             ================ =================== ===============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                        (In thousands of Brazilian reais)




                                                             Capital       Capital       Income         Retained          Sub
                                                              stock        Reserve       reserve        earnings          total
                                                         -------------- ------------- ------------- ----------------- -------------
BALANCES AT DECEMBER 31, 2000                                 239,141       924,069        3,507                -       1,166,717
Remuneration on construction in progress                            -         2,325            -                -           2,325
Recognition of pension and other postretirement
    obligations under CVM Instruction 371                           -             -            -          (20,403)        (20,403)
Net loss                                                            -             -            -          (60,076)        (60,076)
Absorption of loss for the year                                     -       (76,972)      (3,507)          80,479               -
                                                         -------------- ------------- ------------- ----------------- -------------
BALANCES AT DECEMBER 31, 2001                                 239,141       849,422            -                -       1,088,563
Remuneration on construction in progress                            -           870            -                -             870
Loss for the year                                                   -             -            -         (538,913)       (538,913)
Absorption of loss for the year                                     -      (538,913)           -          538,913               -
                                                         -------------- ------------- ------------- ----------------- -------------
BALANCES AT DECEMBER 31, 2002                                 239,141       311,379            -                -         550,520
Net income                                                          -             -            -           43,929          43,929
Allocation of net income:
    Retention of income reserve                                     -             -        1,909           (1,909)              -
Proposed dividends                                                  -             -            -          (42,020)        (42,020)
                                                         -------------- ------------- ------------- ----------------- -------------
BALANCES AT DECEMBER 31, 2003                                 239,141       311,379        1,909                -         552,429
                                                         ============== ============= ============= ================= =============




                                                         Credits for
                                                          capital
                                                          increase          Total
                                                         -------------- --------------
BALANCES AT DECEMBER 31, 2000                                 5,262        1,171,979
Remuneration on construction in progress                          -            2,325
Recognition of pension and other postretirement
    obligations under CVM Instruction 371                         -          (20,403)
Net loss                                                          -          (60,076)
Absorption of loss for the year                                   -                -
                                                         -------------- --------------
BALANCES AT DECEMBER 31, 2001                                 5,262        1,093,825
Remuneration on construction in progress                          -              870
Loss for the year                                                 -         (538,913)
Absorption of loss for the year                                   -                -
                                                         -------------- --------------
BALANCES AT DECEMBER 31, 2002                                 5,262          555,782
Net income                                                        -           43,929
Allocation of net income:
    Retention of income reserve                                   -                -
Proposed dividends                                                -          (42,020)
                                                         -------------- --------------
BALANCES AT DECEMBER 31, 2003                                 5,262          557,691
                                                         ============== ==============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES


            CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                        (In thousands of Brazilian reais)

                                                                          2003           2002          2001
                                                                     ------------- --------------- ------------
                                                                                   (reclassified)
SOURCES OF FUNDS
From operations
   Net income (loss)                                                       43,929      (538,913)      (60,076)
   Expenses (income) not affecting net working capital:
   Monetary and exchange variation on long-term liabilities              (335,186)      579,551       174,590
   Depreciation and amortization                                          157,176       173,165       149,138
   Disposal of property, plant and equipment                               10,053        13,736        25,266
   Provision for loss on UTE Campo Grande disposal                         22,802        77,291             -
   Deferred income taxes                                                   78,109      (105,831)      (13,201)
   Regulatory assets                                                            -       (30,771)     (138,591)
   Provision for contingencies                                             30,294        22,347        71,724
   Provision for loss on goodwill                                         124,093             -             -
   Other provisions                                                        11,187         8,755        12,428
   Minority interest                                                        1,540       (38,833)       10,794
   Other                                                                    2,734         4,052           436
                                                                     ------------- --------------- ------------
                                                                          146,731       164,549       232,508
                                                                     ------------- --------------- ------------
From third parties
   Loans and financing                                                    110,834       250,078       124,890
   Obligations related to the concession                                   18,695         6,185        14,773
   Post-retirement benefits                                                 2,041             -         7,629
   Taxes and contributions                                                  3,934             -             -
   Decrease in non-current                                                 37,596             -        49,856
   Tariff bonus and surcharges                                              3,901        24,229             -
   Proceeds from sale of investment                                             -             -         3,718
   Other                                                                   13,318         8,512         5,780
                                                                     ------------- --------------- ------------
                                                                          190,319       289,004       206,646
                                                                     ------------- --------------- ------------
Total sources of funds                                                    337,050       453,553       439,154
                                                                     ------------- --------------- ------------

APPLICATIONS OF FUNDS
   Non current assets                                                      57,477        39,637        51,941
   Property, plant and equipment                                          161,684       187,969       188,349
   Investments                                                                718          (290)            -
   Prepaid expenses                                                        15,856        29,167        86,002
   Transfer from long-term to current liabilities                         197,522       115,148        80,542
   Proposed dividends                                                      43,132         1,491         4,083
   Tariff bonus and surcharges                                                  -             -        34,516
   Related companies                                                            -         3,387        31,878
   Low income consumers                                                         -        18,718             -
   Other                                                                        -           301         2,980
                                                                     ------------- --------------- ------------
Total applications of funds                                               476,389       395,528       480,291
                                                                     ------------- --------------- ------------


INCREASE (DECREASE) IN WORKING CAPITAL                                   (139,339)       58,025       (41,137)
                                                                     ============= =============== ============

                                                                                                    (continues)


                                                                          2003           2002          2001
                                                                     ------------- --------------- ------------
                                                                                  (reclassified)
Variation of working capital
Current assets:
Beginning of the year                                                     903,447       731,597       586,659
End of the year                                                           811,881       903,447       731,597
                                                                     ------------- --------------- ------------
                                                                          (91,566)      171,850       144,938
                                                                     ------------- --------------- ------------
Current liabilities:
 Beginning of the year                                                    736,796       622,971       436,896
 End of the year                                                          784,569       736,796       622,971
                                                                     ------------- --------------- ------------
                                                                           47,773       113,825       186,075
                                                                     ------------- --------------- ------------
INCREASE (DECREASE) IN WORKING CAPITAL                                   (139,339)       58,025       (41,137)
                                                                     ------------- --------------- ------------



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

                        (In thousands of Brazilian reais)



                                                                          2003           2002          2001
                                                                     ------------- --------------- ------------
Cash flows from operating activities
Net income (loss)                                                          43,929       (538,913)     (60,076)
Adjustments to reconcile net income (loss) to net cash provided by
   (used in) operating activities
   Monetary and exchange variation on assets and liabilities             (283,447)       577,723      176,462
   Depreciation and amortization                                          156,366        173,165      149,138
   Allowance for doubtful accounts receivable                               7,937          8,982       20,922
   Loss on disposal of property, plant and equipment                       10,053         13,736       25,266
   Provision for contingencies                                             29,784         22,347       71,724
   Losses (gains) accrued on marketable securities                        (37,260)       (38,218)     (12,388)
   Provision for loss on UTE Campo Grande disposal                         22,802         77,291            -
   Provision for loss on investment                                        11,187          8,755       12,428
   Provision for loss on goodwill                                         124,093              -            -
   Regulatory assets                                                      (44,886)       (28,074)    (218,056)
   Minority interest                                                        1,540        (38,833)      10,794
   Deferred income taxes                                                   88,073       (105,831)     (13,201)
   Others                                                                   3,570          3,310       (1,436)
                                                                     ------------- --------------- ------------
                                                                          133,741        135,440      161,577
                                                                     ------------- --------------- ------------
Changes in operating assets and liabilities
   Accounts receivable                                                     36,246       (107,575)     (62,894)
   Marketable securities                                                  114,750        (13,154)      29,232
   Other accounts receivable                                               (2,580)        13,668       (1,934)
   Recoverable taxes                                                       29,618         12,663      (46,976)
   Bonus paid and costs incurred - emergency rationing program              3,901         24,234      (34,516)
   Variation of Parcel A items                                                  -        (17,281)     (86,002)
   Material and supplies                                                    1,279          1,081       (1,519)
   Escrow deposits                                                        (34,641)       (17,944)     (19,203)
   Prepaid expenses                                                       (61,650)       (15,866)      (3,391)
   Suppliers                                                               (2,699)       (23,378)      72,015
   Accrued payroll                                                          1,583            579         (173)
   Accrued taxes and social contributions                                  18,758            311        5,211
   Accrued liabilities                                                         (5)         1,388       11,789
   Regulatory charges payable                                              (1,249)          (929)      (5,202)
   Assets held for sale - UTE Campo Grande                                (46,027)       (23,414)      30,054
   Low income consumers                                                    18,718        (18,718)           -
   Accrued interest and fees                                              (19,306)        26,012       10,887
   Other                                                                   26,423          4,325       (4,557)
                                                                     ------------- --------------- ------------
                                                                          (31,631)      (153,998)    (107,179)
                                                                     ------------- --------------- ------------
Net cash provided by (used in) operating activities                       102,110        (18,558)      54,398
                                                                     ------------- --------------- ------------

                                                                                                    (continues)


                                                                          2003           2002          2001
                                                                     ------------- --------------- ------------
Cash flows from investing activities
     Additions to property, plant and equipment                          (161,684)      (187,970)     (181,065)
     Proceeds from sale of investments                                          -            290         3,718
     Additions to investments                                                (718)             -             -
     Net proceeds from marketable securities                              110,934          1,611         1,658
     Related companies                                                      4,208         (3,387)      (18,368)
     Consumers' contributions and donations-special liabilities            18,695          6,185        14,773
                                                                     ------------- --------------- ------------
Net cash used in investing activities                                     (28,565)       757,665      (179,284)
                                                                     ------------- --------------- ------------
Cash flows from financing activities
     Proceeds from new loans and financing                               (269,383)       757,665       354,587
     Repayment of loans and financing                                    (346,367)      (533,099)     (215,031)
     Dividends paid                                                        (1,109)        (5,366)      (17,779)
                                                                     ------------- --------------- ------------
Net cash provided by (used in) financing activities                       (78,088)       219,200       121,777
                                                                     ------------- --------------- ------------
Increase (decrease) in cash and cash equivalents                           (4,543)        17,371        (3,109)
  Cash and cash equivalents, beginning of year                             20,008          2,637         5,746
                                                                     ------------- --------------- ------------
  Cash and cash equivalents, end of year                                   15,465         20,008         2,637
                                                                     ============= =============== ============
  Supplemental cash flows disclosure-
       Taxes paid                                                          18,655          8,100        46,976
       Interest paid, net of interest capitalized                         249,513        207,468       142,342



              The accompanying notes are an integral part of these
                       consolidated financial statements.

        ESPIRITO SANTO CENTRAIS ELETRICAS S.A. - ESCELSA AND SUBSIDIARIES

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

              FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

            (In thousands of Brazilian reais, unless otherwise noted)


1.   THE COMPANY AND ITS OPERATIONS

     a.  The Company

         Espirito Santo Centrais Eletricas S.A. - Escelsa, a Brazilian company ("sociedade anonima") located in the city of Vitoria, State of Espirito Santo, was incorporated on July 1, 1968, as a partly state-owned company ("sociedade de economia mista"), organized under the laws of Brazil and controlled by Centrais Eletricas Brasileiras S.A. - Eletrobras, a company controlled by the Brazilian Federal Government. Iven S.A. and GTD Participacoes S.A. acquired 50% (plus one share) of the common shares of Escelsa in the privatization auction held on July 11, 1995. On January 19, 1996, Escelsa became a registrant with the Comissao de Valores Mobiliarios (the "CVM"), the Brazilian Securities Commission, and presently, its shares are traded on Brazilian stock exchanges in small amounts. The Group Eletricidade de Portugal S.A. - EDP, through Iven S.A. controls Escelsa's core business, which is the distribution of electric energy in the State of Espirito Santo.

         The Company also has a wholly-owned subsidiary, Magistra Participacoes S.A., which has 87.9% and 50.7% interest in the common and preferred shares of Empresa Energetica do Mato Grosso do Sul S.A. - Enersul ("Enersul"), respectively. Enersul, an electricity distribution company with operations in the state of Mato Grosso do Sul was acquired in a privatization bid auction on November 25, 1997. The Company also has a 97.40% interest in TV A Cabo Vitoria S.A. - TVIX, which was incorporated on July 4, 1997 and provides cable TV service to condominiums and residences in the municipalities of Vitoria and Vila Velha in Espirito Santo. The Company has a 100% participation in ESCELSA Participacoes S.A. - ESCELSAPAR, which provides internet and information technology services.

         As a result of the discontinuity of services of internet access offered by ESCELSAPAR in the State of Espirito Santo and Mato Grosso do Sul, on March 31, 2003, the subsidiary signed a "Private Agreement" with Universo Online Ltda. - UOL, selling its customers list to UOL.


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

         Escelsa supplies electric energy to over 90% of consumers of the Espirito Santo State in a concession area of 41,372 km2 and connected 13,784 new consumers in 2003 with a total of 968,165 electric energy consumers as of December 31, 2003. Escelsa generated from its 7 power plants approximately 11.3% of its energy sold. (All information unaudited).

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

         Pursuant to a concession contract signed by Escelsa on July 17, 1995 (the "Escelsa Concession Contract"), Escelsa was granted the right to supply electricity in 70 of the 78 municipalities that comprise the State of Espirito Santo through the year 2025. In 2025, the Escelsa Concession Contract may be renewed, at the discretion of the regulatory authorities, for an additional 30 years. The Escelsa Concession Contract establishes a tariff mechanism with three types of adjustments. Escelsa may periodically apply for the first type of adjustment, which takes into account the effects of inflation on Escelsa's tariffs in order to maintain the "economic and financial equilibrium" of Escelsa. The second type of adjustment permits Escelsa to request revisions to its tariff rates from time to time, generally to pass through significant changes in its cost structure that it does not control, particularly the cost of electricity it purchases, that affects the "economic and financial equilibrium" of Escelsa. In addition, ANEEL has the right, every three years, beginning in July 1998, to adjust Escelsa's tariffs.

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

         Pursuant to the Enersul Concession Contract, Enersul was granted the right to distribute electricity in 72 of the 77 municipalities in Mato Grosso do Sul through year 2027. Supplying electric energy to over 90% of the State of Mato Grosso do Sul, with and a concession area of 329,270 km2, Enersul connected 17,628 new consumers in 2003 with a total of 2,816 GWh electric energy consumers as of December 31, 2003. Enersul generated from its 4 power plants approximately 4% of its energy sold. (All information unaudited).

         In 2027, the Enersul Concession Contract may be renewed, at the discretion of the regulatory authorities, for an additional 30 years. Enersul also currently owns one-generation plant (Mimoso) owned by Enersul pursuant to a concession that was granted through the year 2027.

         The Enersul Concession Contract establishes a tariff mechanism with a tariff adjustment formula (the "Formula"). The Formula is adjusted annually and, in the case of significant increases, may be adjusted upon request of Enersul. The numerator of the Formula is comprised of two components: one related to costs that Enersul does not control and should therefore be permitted to pass on to its final customers, including the cost of electricity it purchases and certain taxes, referred to as Parcel A costs, and the other related to costs for transmission, distribution and its own generation, such as depreciation and amortization, personnel, materials and third party expenses, that are adjusted to protect the utility against the effects of inflation, referred to as Parcel B costs. The denominator of the Formula is Enersul's annual net revenues. In addition, ANEEL has the right, every five years, to adjust Enersul's tariffs to take into account efficiency gains achieved by Enersul, technological advances or improvements, a comparison of Enersul's tariffs with tariffs of foreign companies and the Brazilian economic situation.

         Enersul primarily purchases electricity from Tractabel and Itaipu (under a long-term electric energy supply contracts) - approximately 91% of its total energy needs.

         As a result of changes in regulations in December 2001, the pricing provisions of the contract are now linked to a tracking account which permits accumulation of costs and recovery through future tariffs, changes for events such as exchange rate changes between the Brazilian real and the U.S. dollar. In addition to the annual adjustment, the Company may request additional rate adjustments arising from significant events that disrupt the economic and financial equilibrium of the business. Other normal, or recurring, events are also included as a specific tariff increase and may include normal increases in purchased power costs, taxes on revenue generated or local inflation. The Company has the burden to prove the impact on its financial or economic equilibrium, and there can be no assurance that such adjustments will be granted.

     c. Power Rationing and Government Measures to Compensate Electric Utilities

         Low amounts of rainfall in 2000 and early 2001, vigorous growth in demand for energy and Brazil's significant dependence on electricity generated from hydrological resources resulted in abnormally low water levels in many reservoirs that are used to power Brazil's major hydroelectric generation facilities. In May 2001, the Federal Government announced several measures in response to these conditions. First, the President of Brazil passed Provisional Measure No. 2,147 on May 15, 2001 (as updated by Provisional Measure No. 2,152-2 on June 1,
         2001), creating the Committee for Management of the Electric Energy Crisis. The Energy Crisis Committee resolved on May 16, 2001 to require certain electricity distributors, including us, to suspend distribution of electricity to new customers (except residential and rural customers) and for certain non-essential purposes such as nighttime sporting events and advertising use, and to reduce distribution for the illumination of public areas by 35%. Second, the President passed Decree No. 3,818 on May 15, 2001, requiring the Federal Government to reduce its electricity consumption by 35% beginning July 1, 2001. Third, on May 18, 2001, the Federal Government announced additional power rationing measures to be imposed on industrial, commercial and residential customers in the most industrialized and heavily populated areas of Brazil beginning on June 1, 2001. These measures required most residential consumers to reduce their electricity consumption by 20% of the average consumption in May, June and July 2000. Industrial and commercial consumers also had to reduce their consumption by 15% to 25% of the average consumption during the same period. Further measures provided that bonuses would be paid to residential consumers whose energy consumption was lower than the requisite target and that power cuts and surcharges would be imposed on consumers whose energy consumption exceeded the requisite target. ANEEL established specific accounts and controls to record the effect of the rationing measures relating to the bonus, surcharge and other related costs. The power rationing measures ended on March 1, 2002.

         On October 17, 2001, the Federal Government, through Provisional Measure No. 4, subsequently approved by Law No. 10,310 of November 22, 2001, stated that electric utilities, including the Company, would be reimbursed for expenses associated with payment of bonuses to consumers and other related costs that exceeded the surcharges.

         Based on Resolution GCE no. 117, of February 19, 2002, the Emergency Program for Reduction of Electrical Energy Consumption was extinguished, being determined that, as from March 1, 2002, the surtax charged to customers who have exceeded their consumption quotas is no longer applicable, however the bonus regulated by Article 4 of Resolution GCE no. 4, of May 22, 2001 was maintained until March 31, 2002.

         On June 6, 2002, Decree no. 4,261 extinguished the Committee for Management of the Electric Energy Crisis - GCE.

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

         o    Agreements for reimbursement of free energy; and

         o    Amendments to the Initial Contracts.

         Based on Provisional Measure no. 14, issued December 21, 2001, converted into Law 10,438 on April 26 2002, and on other pertinent legislation, the Company calculated the amount of the revenue recomposition through an extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.

         At the same time, along with the other electric energy distribution utilities, the Company calculated the monthly variations in additional (Parcel "A") non-managed costs, and listed all the additional energy purchase costs in the Wholesale Energy Market - MAE ("Free Energy") to be reimbursed to electric generators.

         On March 8, 2002 and May 7, 2002, the Company sent ANEEL its calculations of tariff recomposition for 2001 and for January and February 2002 for validation. ANEEL declared that the right for compensation was conditional upon complete adherence to the General Energy Sector Agreement, as allowed in Provisional Measure no. 14/01, GCE Resolution 91/01 and ANEEL Resolution 31/02.

         ANEEL Resolutions 480 and 481 (concerning margin losses), 482 (concerning Parcel "A" costs) and 483 (concerning Free Energy), all dated August 29, 2002, approved the amounts of the revenue recomposition, for which the following extraordinary electricity tariffs were established:

         o 2.9% for residential clients (except low income users), rural users and public lighting;

         o    7.9% for all other clients.

         Under the terms of ANEEL Resolution No. 484, also dated August 29, 2002, the tariff recomposition will take place over a maximum period of 70 months (82 months - for Enersul), starting after December 2001, which was reduced to 69 months (73 months - for Enersul), starting in December 2001, and persuant to Aneel's Resolution No. 1 dated January 12, 2004.

         Studies undertaken by the Company indicate that these assets will be fully recovered over the maximum term established, for which reason no provision for losses was set-up.

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

         On March 19, 1996, CVM issued Instruction no. 248 stating that quarterly and annual financial statements should be prepared in accordance with the Corporate Law method (which did not account for the effects of inflation). However, companies were allowed to present supplemental price-level adjusted financial information, in accordance with the standards previously adopted. If a company elected to prepare price-level adjusted financial statements for use outside Brazil, such statements should also be filed with the CVM in Brazil.

         With the change in legislation, CVM did not define a specific index to be used for the preparation of optional price-level adjusted financial statements. The Brazilian Institute of Independent Public Accountants ("IBRACON") recommended that either the IGP-M or the IGP-DI indexes computed by the Getulio Vargas Foundation might be used for this purpose.

         The Company's management believed that the General Market Price Index, or the "IGP-M" index was the most appropriate and consistent measure of inflation in Brazil and elected the IGP-M for purposes of remeasurement of its financial statements under the constant currency method, as from January 1, 1996, through December 31, 2000.

         In March 2001, the "Conselho Federal de Contabilidade - CFC " issued Resolution No. 900, which was also approved by the CVM, establishing that inflation accounting was no longer required under Brazilian GAAP, as from January 1, 2001, as long as cumulative inflation over a three-year period remains under 100%. Therefore, since Brazil's cumulative inflation for the three-year period ended December 31, 2003 has been under 100%, no inflation effects were recognized after December 31, 2000.

     c.  Presentation of Financial Statements

         For Brazilian official financial reporting purposes, the Company prepares its financial statements under the corporate law. As explained in b. above, no inflation effects were recognized after December 31, 2000. The accompanying financial statements are a translation and adaptation of the financial statements previously published in the Portuguese language. Certain reclassifications and changes in terminology have been made in relation to the previously published financial statements and, additionally, notes have been expanded to conform more closely to the reporting practices prevailing in the United States of America.

         The reconciliation of shareholders' equity and net income reported under the corporate law method and the amounts reflected in the accompanying consolidated financial statements for 2003, 2002 and 2001 are as follows:

         (i)  Shareholders' Equity


                                                                                  2003        2002        2001
                                                                                  ----        ----        ----
         As reported in the corporate law financial statements                    357,929     223,021     731,403

         Accounting for 2000 inflation not allowed
            under corporate law method-
               Investments                                                            234         234         333
               Goodwill - net of amortization                                      71,653      55,243      56,801
               Property, plant and equipment - net of depreciation                518,764     565,292     617,802
               Special liabilities                                                (79,623)    (79,623)    (79,623)
               Provision for loss on goodwill                                    (124,093)          -           -
               Income tax and social contribution effect                         (144,528)   (160,348)   (177,709)
               Minority interest                                                  (42,645)    (48,037)    (55,182)
                                                                                 --------    --------   ---------
         As reported in the accompanying financial statements
            (adjusted for the effects of the price-level changes through
            December 31, 2000)                                                    557,691     555,782   1,093,825
                                                                                  =======     =======   =========


         (ii) Net Income (Loss)

                                                                                  2003        2002        2001
                                                                                  ----        ----        ----

         As reported in the corporate law financial statements                    176,928    (509,252)    (26,136)

         Accounting for 2000 for inflation not allowed
            under corporate law method-
               Investments                                                              -         (99)       (452)
               Goodwill                                                            16,410      (1,558)       (384)
               Property, plant and equipment - net of depreciation                (46,528)    (52,510)    (59,451)
               Provision for loss on goodwill                                    (124,093)          -           -
               Income tax and social contribution effect                           15,820      17,361      19,764
               Minority interest                                                    5,391       7,145       6,583
                                                                                 --------    --------   ---------
         As reported in the accompanying financial statements
            (adjusted for the effects of the price-level changes through
            December 31, 2000)                                                     43,929    (538,913)    (60,076)
                                                                                   ======    ========     ========

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

     3.1 - Regulated Accounting Policies

     (a) Regulation - During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, electricity concessionaires including the Company reached an industry-wide agreement (the "agreement") with the Federal Government that provided resolution to all rationing related issues as well as to certain other electricity rate-related issues. The rate increase set forth in the agreement will remain in effect over a maximum period of 69 months for Escelsa and 73 months for Enersul.

         The agreement also considered the recovery of Parcel A costs, which comprise certain costs that each distribution company is permitted to defer and pass through to its customers through a future rate adjustments. Parcel A costs are limited by the concession contracts to the cost of purchased power and certain other costs and taxes. ANEEL had granted rate increases to recover a portion of previously deferred Parcel A costs. However, due to uncertainty surrounding the Brazilian economy, ANEEL had delayed approval of some Parcel A rate increases. The agreement provided a tracking account mechanism, previously created in October 2001 through Executive Order No. 296 to record the variation in the Parcel A costs for rate adjustment calculation purposes. Parcel A costs incurred prior to January 1, 2001 are not recoverable through the tracking account. As a result, the Company has not recognized any regulatory asset for Parcel A costs incurred prior to 2001 (see Note
         6).

         As a result of various actions taken by the Federal Government and ANEEL in 2001 (see note 1.c.), the Company capitalizes incurred allowable costs as deferred regulatory assets when there is a probable expectation that future revenue equal to the costs incurred will be billed and collected as a direct result of the inclusion of the costs in an increased tariff set by the regulator. The deferred regulatory asset is eliminated when the Company collects the related costs through billings to customers. ANEEL performs a rate review on an annual basis. If ANEEL excludes all or part of a cost from recovery, that portion of the deferred regulatory asset is impaired and is accordingly reduced to the extent of the excluded cost. The Company recorded deferred regulatory assets of R$392,352 at December 31, 2001, that it expects to pass through to its customers in accordance with and subject to regulatory provisions. The regulatory assets include recovery of lost revenues due to rationing of R$213,934 at December 31, 2001 (R$22,339 during 2002) and Parcel A costs amounting to R$63,860 at December 31, 2001 (R$3,956 during 2002). Additionally, the Company recorded deferred regulatory assets for the cost of energy traded on the spot market (energy not traded pursuant to contracts during the rationing period) ("free energy") in the amount of R$84,600 at December 31, 2001 (R$13,069 and R$14,042 during 2002 and 2003, respectively), which will be recovered from consumers through an extraordinary rate increase authorized by ANEEL (see Note 6).

     (b) Property, Plant and Equipment - These assets are stated at acquisition or construction cost, monetarily adjusted under the constant currency method through December 31, 2000. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. On January 1, 1998, the Company adopted the new depreciation rates established by ANEEL in Resolutions no. 2/97 and 44/99. The interest charges, monetary variations and foreign exchange differences accrued on loans and financing relating to construction work in progress are capitalized. Interest on the shareholders' equity portion of the financing of electric energy-related construction work in progress is also capitalized based on the "Taxa de Juros de Longo Prazo" - the Brazilian long-term interest rate (the "TJLP").

     (c) Obligations Related to the Concession - Refer to obligations linked to the concession agreement for electric utilities and represent basically Federal Union funds, donations requiring no return from the donor and subsidies and contributions received from consumers destined for investments in the public service of electric energy in distribution activity.

         These obligations will be deducted from the residual property, plant and equipment balance determined at the end of the concession period. As from January 1, 2002, the balance of this account is being classified as a deduction to property, plant and equipment.

     (d) Materials and Supplies - Materials and supplies used in operations and maintenance are recorded as current assets and those destined for construction are included in property, plant and equipment, both based on the average acquisition cost.

     3.2 - General Accounting Policies

     (a) Marketable Securities - Are recorded at cost plus accrued income, up to the closing date of the balance sheet, with necessary provisions made for devaluation to reflect market values, when applicable. Marketable securities are mainly represented by U.S. dollar-linked interest bearing public treasury notes.

     (b) Accounts Receivable - Accounts receivable include the supply of electric energy, both billed and unbilled, to customers as of the balance sheet date, accounted for on an accrual basis, and includes charges for late payments by customers as well as accounts receivables related to the extraordinary tariff recovery related to revenue losses during the electric energy rationing period and energy sales on the spot market ("MAE").

     (c) Allowance for Doubtful Accounts Receivable - The allowance for doubtful accounts receivable is recorded at an amount estimated by management as sufficient to cover probable losses and is recognized in accordance with General Instruction No. 6.3.2 of the Accounting Standards for Public Electric Utilities.

     (d) Investment - The investments in subsidiary companies are stated based on the equity method and presented on a consolidated basis in the accompanying financial statements. The other investments are stated at cost plus monetary restatement, until December 31, 1995, net of provision for loss, when applicable.

     (e) Goodwill - Goodwill represents the excess of the purchase price over the book value of Enersul, acquired as of November 25, 1997 by Magistra, and is being amortized over the term of the concession of Enersul - thirty years, since January 1, 1999 (it was being amortized in ten years until 1998), based on the proportion of projected net income for each of those years.

     (f) Assets and Liabilities Denominated in Foreign Currencies or Subject to Indexation - Assets and liabilities denominated in foreign currencies are translated into reais at the exchange rate reported by the Central Bank of Brazil at each balance sheet date. Those denominated in reais, and contractually or legally subject to indexation, are adjusted to the balance sheet date applying the corresponding index. Transaction gains and losses and monetary variation gains and losses are recognized in income on a accrual basis, except those related to construction work in progress, which are capitalized.

     (g) Income Tax and Social Contribution - Income tax recorded in the results for the period is calculated based on taxable income (adjusted net income) at a rate of 15% plus 10% on taxable income exceeding R$240. Social contribution recorded in the results for the period is calculated based on taxable income prior to income tax, at a rate of 9%. The deferred income tax and social contribution taxes arising from temporary differences and tax loss carryfowards are accounted under the liability method.

     (h) Pension Plans - Escelsa and Enersul maintain separate entities, Fundacao Escelsa de Seguridade Social - Escelsos ("Escelsos") and Fundacao Enersul, respectively, to administer defined benefit and contribution pension funds for their employees (see Note 25). The costs associated with pension plans are accrued when the contributions to the fund become due and are based on mathematical reserves determined by independent actuaries. As per CVM Rule 371 of December 13, 2000, starting in fiscal year 2002, publicly listed companies are required to disclose and recognize all liabilities related to pension and other post-retirement benefits. The CVM rule gives companies the option to recognize the initial transition obligation as of December 31, 2001, directly to shareholders' equity. Escelsa and Enersul adopted this option.

     (i) Net Income (Loss) per Share - These amounts are calculated based on the number of shares outstanding at the balance sheet date.

     (j) Revenue Recognition - Revenue for all services is recognized when earned. Billing for residential, industrial and commercial customers is performed monthly. Unbilled revenues from the billing date to month-end are estimated and recognized as revenue during the month service was provided. Revenues from electricity sales to the final consumers are recognized when earned. Billings for these sales are made on a monthly basis throughout the month. Unbilled revenues from the billing cycle up to the end of each month are estimated based on the prior month's billing and are accrued at the end of the month. Differences between estimated and actual unbilled revenues, which historically have not been significant, are recognized in the following month. Value added tax ("VAT"), which is a state tax due on the sales to the final consumers, is billed to the consumers and recorded as part of gross revenue. The VAT payable to the state is recorded as deduction of the gross revenue in a separate line in the statement of operations to disclose the net operating revenues.

     (k) Use of Estimates - In preparing financial statements in accordance with BR GAAP, the Company's management is required to make certain assumptions and estimates with respect to the recording of assets, liabilities and transactions. Actual results in the future may differ from the estimates included in these financial statements. The most relevant estimates contained in the financial statements refer primarily to the accounting treatment given to the following:

         o  Amounts related to Electric Power Wholesale Market (MAE) rules;
         o  Allowance for Doubtful Accounts Receivable;
         o  Provision for Contingencies and Pension and Retirement Plans;
         o  Provision for loss - UTE Campo Grande (on the subsidiary
            Enersul);
         o Recovery of deferred income tax and deferred social contribution over fiscal losses;
         o  Recovery of regulatory assets.

     (l) Taxation of transactions in the Electric Power Wholesale Market (MAE) - As per the terms of Article 32 of Provisional Measure No. 66 of August 29, 2002, which became law No. 10,637 of December 30 2002, and of Instruction No. 199 of September 12 2002, the concession holder, as a participant in the Wholesale Energy Market - MAE, exercised its option to adhere to the special regime for PIS tax on revenues booked on transactions carried out on MAE. The main impact of this special tax regime is on the basis for calculation of tax, based on the Company's estimated future profitability and the continued application of the 0.65% rate.

     (m) Consolidated Financial Statements - The consolidated financial statements comprise the balance sheet, the statements of operations and changes in financial position of Escelsa and its subsidiaries, Magistra Participacoes S.A. ("Magistra"), (holder of CESA and Enersul shares which were purchased on November 25, 1997 and Costa Rica Energetica Ltda.), TV a Cabo Vitoria S.A. ("TVIX") and Escelsapar. Magistra was formed on November 19, 1997, TVIX was formed on July 4, 1997 and Escelsapar was formed on August 31, 1999. Costa Rica Energetica Ltda. was organized as a result of a project carried out by a consortium formed by Enersul (51%) and DM Construtora de Obras Ltda (49%) in 1999. The financial statements of the subsidiaries have been included in the consolidated statements beginning the date of formation or purchase. All significant intercompany transactions and balances have been eliminated upon consolidation.

     3.3 - Constant Currency Presentation

     In addition to the accounting practices described above, the following practices under Brazilian GAAP were adopted in the preparation of constant currency financial statements up to December 31, 2000:

     (a) Index - Up to December 31, 1995, the financial statements were price-level adjusted based on the variation of the UFIR. As from January 1, 1996 through December 31, 2000, the IGP-M was used.

     (b) Non-monetary Assets and Liabilities - Investments, property, plant and equipment, special liabilities and shareholders' equity accounts were restated from the date the original transaction to December 31, 2000. Other non-monetary assets and liabilities and certain receivables and payables for which the interest rates include a fixed inflation factor were not inflation adjusted because the net effect of the adjustments were considered immaterial to the financial position or results of operations.

     (c) Income Tax and Social Contribution - The deferred tax effects of the restatement of non-monetary assets and liabilities were accrued and recognized in results of operations. The deferred tax credit related to the restatement of shareholders' equity has been reclassified and charged to retained earnings since the credit does not represent an actual tax benefit.


4.   MARKETABLE SECURITIES

                                                              December 31,
                                                    ----------------------------
                                                       2003             2002
                                                    ------------     -----------

     Debt securities                                   188,935         296,329
     Other                                              14,154          10,291
                                                    ------------     -----------
     Total                                             203,089         306,620
                                                    ============     ===========


     Debt securities include bonds issued by the Central Bank of Brazil ("Notas do Banco Central"), with interest rates ranging from 10.30% per annum to 10.55% per annum plus exchange variation and maturity dates on October and November 2006. As of December 31, 2002, the Company recorded provision to reduce cost to the market value of this entire NBC-E portifolio in the amount of R$67,516. As of December 31, 2003, the market value exceeded the cost plus accrued interest and monetary variation and as a result, the Company reversed the provision recorded in 2002.

5.   ACCOUNTS RECEIVABLE

     Includes both amounts billed to customers and accrued revenue relating to unbilled energy supplied to customers as of the balance sheet date. Fines arising from late payments to Escelsa and Enersul by other electricity companies are also included.


                                                                      Total
                                                         ---------------------------------
                                                              2003             2002
                                                         ---------------  ----------------
     FINAL CUSTOMERS:
        Billed                                                  348,714           303,985
        Unbilled                                                391,376           358,468
                                                         ---------------  ----------------
                                                                740,090           662,453
                                                         ---------------  ----------------
     WHOLESALE:                                                   3,374             2,830
        Spot Market - MAE                                         1,469            57,049
        System charges                                            1,020             2,072
                                                         ---------------  ----------------
                                                                745,953           724,404
                                                         ===============  ================


                                                                                                   Total
                                                            Past-due         Past-due       --------------------
                                              Current    up to 90 days     over 90 days       2003       2002
                                             ----------  ---------------  ----------------  ---------  ---------
     CUSTOMERS:
     Residential                                61,208           32,637             5,582     99,427     82,172
     Industrial                                 45,893            5,632             4,304     55,829     53,925
     Commercial, services and other
        activities                              37,504           12,704             8,943     59,151     47,056
     Rural                                      10,877            4,436             1,134     16,447     13,794
     Public authority:                               -                -                 -
        Federal                                  1,718            1,292             1,017      4,027      4,922
        State                                    3,530              652               306      4,488     18,098
        Municipal                                4,034            3,410             2,806     10,250     10,116
     Public lighting                             6,886            4,662             7,629     19,177     24,866
     Public service                              5,143              117               199      5,459      5,424
     Regulatory assets                               -                -                 -          -          -
         Losses                                 56,271                -                 -     56,271     40,478
         Free energy                             8,359                -                 -      8,359     19,118
     Installment debts                          46,154            1,428             4,173     51,755     24,686
     Tariff recovery                            35,219                -                 -     35,219          -
     Other credits                              17,820            1,014               153     18,987     20,254
                                             ----------  ---------------  ----------------  ---------  ---------
                                               340,616           67,984            36,246    444,846    364,909
                                             ----------  ---------------  ----------------  ---------  ---------
     WHOLESALE:
     Energy supplies - standard                  3,374                -                 -      3,374      2,830
     Energy supplies - short-term                1,469                -                 -      1,469     57,049
                                             ----------  ---------------  ----------------  ---------  ---------
                                                 4,843                -                 -      4,843     59,879
                                             ----------  ---------------  ----------------  ---------  ---------
     Other                                       1,020                -                 -      1,020      2,072
                                             ----------  ---------------  ----------------  ---------  ---------
     TOTAL                                     346,479           67,984            36,246    450,709    426,860
                                             ==========  ===============  ================  =========  =========

     NON-CURRENTASSETS:
     CUSTOMERS:
     Regulatory asset
         Losses                                146,496                -                 -    146,496    169,142
         Free energy                            99,055                -                 -     99,055     78,551
     Energy supplies - short-term                3,068                -                 -      3,068          -
     State VAT (ICMS Vale do Rio Doce)          38,986                -                 -     38,986     28,559
     Other credits                               7,639                -                 -      7,639     21,292
                                             ----------  ---------------  ----------------  ---------  ---------
     TOTAL                                     295,244                -                 -    295,244    297,544
                                             ==========  ===============  ================  =========  =========


     During the year 2002 and the first semester of 2003, the Company adjusted the amounts related to the Wholesale Energy Market - MAE, accounted for from September 1, 2000 to December 31, 2002. These amounts, after adjusted, totalized R$83,700 in sales and R$56,579 in purchasing and system charges. The net amount settled was R$19,106.

     The amounts of energy in the MAE and the free energy are subject to changes depending on the decisions of the litigation processes under way, filed by certain companies, with respect to the interpretation of market rules in effect. Such companies, not included in the rationing area, obtained an injunction, which annuls Dispatch No. 288 of ANEEL, of May 16, 2002, whose objective was to provide companies in the sector with clarification as to the treatment and form of application of certain accounting rules included in the General Agreement of the Electric Energy Sector. The claim filed by such companies involves the commercialization of ITAIPU's quota of energy in the Southeast/Center-West of Brazil during the 2001-2002 rationing period, when there was a significant discrepancy of prices in the short-term energy among the sub-markets.

     Tariff Adjustment

     On April 8, 2003 the first tariff adjustment of Enersul according to the concession contract was established by ANEEL at 42.26%.

     This adjustment is provisional and will be recalculated when Aneel approves the regulatory remuneration basis, according to the rules established on Aneel Resolution No. 493/2002.

     In order to follow the principle of tariff and financial equilibrium, the ANEEL Resolution No. 167 of April 7, 2003, provided as follows:

     a) In the first year, from April 2003 to March 2004 tariffs were readjusted based on the adjustment tariff index of 32.59%;

     b) In the annual tariff adjustment to be approved for the years from 2004 to 2007, the difference between IRT and RT will be added to Parcel B, in four annual amounts.

     Related to item "b" above, ENERSUL recorded during the fiscal year, receivables and respective taxes related to the tariff readjustment in the amount of R$35,219.

     ANEEL fixed the X factor in 2.35% to be applied each year between 2004 and 2007 as reduction of the parcel B, of ENERSUL income.


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

     Based on Provisional Measure no. 14, issued December 21, 2001, converted into Law 10,438 on April 26 2002, and on all other pertinent legislation, the Company calculated the amount of the revenue recomposition through extraordinary tariff applicable to all electric energy distribution companies, for the purpose of neutralizing the margin losses resulting from the Emergency Program for Reducing Electric Energy Consumption - PERCEE, in effect from June 2001 to February 2002.

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

     ANEEL Resolution no. 1 dated January 12, 2004 fixed new date to the extraordinary recovery tariff - RTE, modifying the period of recovery from 70 to 69 for Escelsa and from 82 to 73 months for ENERSUL, starting in December 2001.

     Studies undertaken by the Company indicate that these assets will be fully collected over the maximum term established, for which reason no provision for losses was set-up.

     6.1 - Recovery of electric energy consumption losses

     These losses, which are part of the extraordinary tariff recomposition, developed as follows during the fiscal year:


                                                                                                   Non-
                      Description                                            Current             current
     ----------------------------------------------                     ------------------  ------------------
     Balance on December 31, 2002                                               40,478             169,142

        Recovery through tariff increases                                      (55,153)                  -
        Transfers                                                               70,946             (70,946)
        SELIC Index adjustment                                                       -              48,300
                                                                        ------------------  ------------------

     Balance on December 31, 2003                                               56,271             146,496
                                                                        ==================  ==================



     These amounts receivable were included in "accounts receivable" in the Company's current and non-current assets.

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

     The amounts of these reimbursements were calculated according to MAE settlement accounts and were shared pro rata among electric energy distributors, proportionally to each one's consumption of energy in the National Interconnected Electricity System. This amount has been billed and will be repassed to generators during the term that the extraordinary tariff recomposition is in effect (69 months for Escelsa and 73 months for Enersul).


                                                                                                   Non-
                      Description                                            Current             current
     ----------------------------------------------                     ------------------  ------------------
     Balance on December 31, 2002                                               19,118              78,551
     Aneel's restatement - Aneel Resolution No. 1/2004                               -              14,042
     SELIC Index adjustment                                                          -              16,055
     Reimbursement to generators                                               (20,352)                  -
     Transfers                                                                  10,292             (10,292)
     Other                                                                        (699)                699
                                                                        ----------------  -------------------
     Balance on December 31, 2003                                                8,359              99,055
                                                                        ================  ===================

     These amounts receivable were included in "accounts receivable" in the Company's current and non-current assets, with a corresponding credit to "Unbilled revenues". A credit in the same amount was made to an "Energy Suppliers" account in the current and long-term liabilities, while a corresponding entry was debited to "Energy purchased for re-sale - short-term" in the income statement.

     As mentioned in note 6, these amounts may be modified depending on the outcome of current judicial processes filed by energy market participants, with respect to the interpretation of market regulations in effect.

     6.3 - Variation of Parcel "A" items

     The electric energy distribution concession agreements establish amounts for each item of exogenous costs that are part of operating expenses and are part of the variable costs, known as Parcel "A" of the "Percentage Tariff Increase - IRT" formula as follows:

     o  Pass-through of tariff related to energy purchased from Itaipu
        Binacional;
     o  Pass-through of transport costs for electric energy from Itaipu
        Binacional;
     o  Quota for the Fuel Consumption Account - CCC;
     o  Costs for transmission infrastructure usage on the basic grid;
     o  Compensation for use of water resources;
     o  System's Service Charges - ESS;
     o  Energy purchased as established in the Initial Contracts;
     o  Quota for the Global Reversion Reserve - RGR;
     o  Electric energy service enforcement fee;
     o  Connection charges; and
     o  Energy Development Charges - CDE.

     Provisional Measures no. 2,227 and no. 14 of September 4, 2001 (converted into Law no. 10,438 of April 26, 2002), of December 21, 2001 and ANEEL's Resolution no. 90 of February 18, 2002, set up a tracking account for recording the differences, positive or negative, between the amount of each of these items from the date of the last tariff increase to the date it was effectively paid.

     The balance of this tracking account is being financially compensated based on the SELIC interest rate.

     These amounts are recognized in a "Prepaid Expenses" account under current and non-current, with a balancing credit to the appropriate items in "Operating Expenses", in the income statement, classified by nature.

     6.3.1 - Parcel "A"

     This amount covers the period from January 1 to October 25, 2001, is part of the regulatory assets, and will be received after the collection of the extraordinary tariff recomposition for consumption losses and free energy.

                                                                      Non-
                                                                    current
                                                                ----------------

     Balance at December 31, 2002                                     82,203
        SELIC Index adjustment                                        19,837
                                                                ----------------
     Balance at December 31, 2003                                    102,040
                                                                ================

     Aneel's Resolution no. 1, issued on January 12, 2004, modified the mechanism for the recovery of Parcel A amounts, establishing that all amounts will be recovered without time limitation through extraordinary tariff recomposition.

     6.3.2 - CVA

     Amounts registered as CVA are cost variations that are not part of the extraordinary tariff recomposition, from October 26, 2001 onwards and are the following:

                                                        December 31
                                            -----------------------------------
                                                 2003               2002
                                            ----------------   ----------------
     ASSETS

     Current assets
     Prepaid expenses
         CVA                                     78,934              23,643
         (-) CVA Liability                      (33,563)            (10,226)
                                            ----------------   ----------------
                                                 45,371              13,417
         Other                                      859                 833
                                            ----------------   ----------------
                                                 46,230              14,250
                                            ================   ================

     Non-current assets
     Prepaid expenses
         CVA                                     92,711              60,170
         (-) CVA Liability                      (54,726)            (32,019)
                                            ----------------   ----------------
                                                  37,985              28,151
                                            ----------------   ----------------
         Parcel A                               102,040              82,203
                                            ----------------   ----------------
                                                140,025             110,354
                                            ================   ================

     According to the legislation, these amounts are to be amortized by adjustments that ANEEL will make at each annual tariff review, according to the positive or negative balances accumulated in the tracking account.

     According to Interministerial Ordinance no. 116, of April 4, 2003, the CVA approved balance will be included in the energy supply tariff in the 24 months subsequent to the annual tariff adjustment. These annual tariff adjustments will occur in April, 2004 (Enersul) and in August 2004 (Escelsa).

     CVA                                                             2003
     -----------------------                                     --------------

     Approved by
     ANEEL                                                          74,578
     In process                                                      8,778
                                                                 --------------
                                                                    83.356
                                                                 ==============


7.   LOW INCOME CONSUMERS

     Law No. 10,438, of April 26, 2002 set forth the guidelines for classifying the low income residential sub-category, which was defined as a consumption unit with monthly consumption of less than 80 kWh. Decree no. 4,336 of August 15, 2002 expanded the rules to include units with monthly consumption of between 80 and 220 kWh.

     As a result, the Company calculated the loss of revenue at R$49,819 (R$18,718 in 2002) exclusive of VAT tax.

     In view of the Normative Opinion no. 03/2003, published in the Official Gazette of the state of Espirito Santo, on November 24, 2003, approval by the Finance Secretariat of that state, which considers as subject to the ICMS the amount subsidyed by the Federal Government, in excess of the residential consumption exempted from ICMS by the state legislation (50Kwh/month), the Company's Administration conservately recorded the tax provision of R$10,351 (consolidated - R$13,840) charged to operating expenses. 8.

8.   RECOVERABLE TAXES

     The credits to be recovered are the following:


                                                                                           December 31,
                                                                                   ---------------------------
           Recoverable taxes                                                             2003         2002
     -------------------------------                                               --------------  -----------
     Withholding income tax                                                             22,205       54,009
     Income tax to be recovered                                                          6,613            -
     Social contribution                                                                 3,051        3,812
     VAT taxes to be recovered                                                           3,306        4,612
     Other                                                                               3,750        6,110
                                                                                   --------------  -----------
                                                                                        38,925       68,543
                                                                                   ==============  ===========



9.   RELATED COMPANIES



                                                                                                 Income
                                             Assets                 Liabilities          -----------------------
                                     -----------------------   -----------------------    Electricity purchased
                                              Loan                  Other debts                for resale
                                     -----------------------   -----------------------   -----------------------
            Company                     2003         2002         2003         2002         2003         2002
     ---------------------           ----------  -----------   ----------   ----------   ----------   ----------
     ESC 90                             75,584       65,039            -            -            -            -


     Enertrade                               -            -            -            -       42,048            -
     Costa Rica                              -            -            -            -        7,223        4,854
     Other affiliate                       588          486           93          137            -            -
                                     ----------  -----------   ----------   ----------   ----------   ----------
                                        76,172       65,525           93          137       49,271        4,854
                                     ==========  ===========   ==========   ==========   ==========   ==========


     Enertrade

     On December 23, 2002, Escelsa and its subsidiary Enersul signed with Energy Trading S.A. - Enertrade, a sale and purchase contract of energy effective from January 1, 2003 to December 31, 2012. According to the contract, Enertrade sold to Escelsa 11.45MW in 2003 and is committed to sell 52MW as from 2004. Regarding Enersul, Enertrade has been selling 35 MW.

     The energy purchased by energy distributors is part of the Parcel "A" of the "Percentage Tariff Increase - IRT" formula. According to Brazilian rules the energy prices should be established according to the rules on Normative Value - VN, applicable at the time the contracts were entered into and registered with ANEEL.

     ANEEL did not approve the prices established at the subscription date and the difference between approved prices and previous prices in the year 2003 aggregated R$2,014 for ESCELSA and R$4,961 for ENERSUL, as reflected in the operating expenses.

     Escelsa and Enersul claimed from ANEEL the full amount of the contract, arguing as follows:

     a) Enersul: (i) the cost of energy purchased limited by the VN (normative value) methodology; (ii) the long-term agreement assures stable and foreseen prices to customers.

     b) Escelsa: (i) No reference to fair value for long-term contracts (ii) the equivalence of contracted price with VN (normative value) - which is lower than the marginal expansion marginal cost - and is related to the principle of "lower tariff" mentioned in the concession contract;
        (ii) the equivalence of contracted prices with VN (normative value);
        (iii) the long-term agreement assures stable and foreseen prices to customers.

     Both companies are waiting for administrative decisions. If unfavorable decision are issued the companies may file a legal action.

     Costa Rica

     Enersul has a sale and purchase energy contract, recognized by ANEEL, from January 3, 1999 for 10.33MW, altered on April 3, 2003, at the price of R$
     89.30 MWh.

     ESC 90

     The consolidated statements show the balance of loans between MAGISTRA and ESC 90 as follows:

     a) Interest: TJLP + 4% a.a., maturity November 2004 Balance: R$6,189 (R$5,338 on December 31, 2002)

     b) Interest: 100% CDI (Interbank Deposit Certificate) Various Maturities: up to the end of the fiscal year 2004 Balance: R$69,395 (R$59,701 on December 31, 2002).

     Financial income from ESC 90 loans in the amount of R$14,446 (R$10,070 on December 31, 2002) is recorded in "other financial income" (guarantees: promissory notes equivalent to 125% of the contractual amount).

     The Company does not engage in transactions or agreements with related companies under terms or conditions more/less favorable than would be exercised with third parties


10.  ASSETS HELD FOR SALE - UTE CAMPO GRANDE


                                                                                          December 31,
                                                                                -------------------------------
                                                                                     2003              2002
                                                                                --------------    -------------
     Cost                                                                         122,883            77,719
     Market value adjustment                                                      (73,767)          (51,828)
                                                                                --------------    -------------
     Total                                                                         49,116            25,891
                                                                                ==============    =============

     During 2003, payments were made by Enersul to complete the construction of the UTE Campo Grande's turbine, according to the terms established in its supply contracts. The Company recalculated the market value adjustment based on the market conditions and the new value allocated on the turbine construction.

     In view of the decision of Company's management to sell these assets, an appraisal was undertaken of all the costs incurred with the project, including the thermoelectric plant itself, substations and associated distribution lines, for the purpose of accounting for these as part of current assets, and a provision was recorded to reduce the book value of the assets to the market value. The Company expects to sell the asset during 2004.


11.  ESCROW AND OTHER DEPOSITS


                                                                                          December 31,
                                                                                 ------------------------------
                                Type                                                 2003             2002
     ------------------------------------------------------------                -------------    -------------
     Current
     Escrow deposits                                                                  2,629           39,382
     Noncurrent assets                                                                    -                -
     Escrow deposits (see note 20)                                                  129,194           94,553
     Escrow deposits - National Treasury Department                                   6,303            5,956
                                                                                 -------------    -------------
                                                                                    135,497          100,509
                                                                                 -------------    -------------
                                                                                    138,126          139,891
                                                                                 =============    =============


12.  PROPERTY, PLANT AND EQUIPMENT


                                                                                       December 31,
                                                                             ----------------------------------
                                                                                   2003               2002
                                                                             ----------------   ---------------
     IN SERVICE:
        Generation                                                                 291,662           288,069
        Transmission                                                                19,645            19,178
        Distribution                                                             2,865,620         2,794,503
        Administration                                                             338,461           329,530
                                                                            ----------------   ---------------
                                                                                 3,515,388         3,431,280
     (-) Accumulated depreciation                                               (1,551,716)       (1,413,215)
                                                                            ----------------   ---------------
                                                                                 1,963,672         2,018,065
                                                                            ----------------   ---------------
     UNDER CONSTRUCTION:
        Generation                                                                  98,210            62,473
        Transmission                                                                 5,069             1,796
        Distribution                                                               139,199           141,411
        Administration                                                              21,069            12,235
                                                                            ----------------   ---------------
                                                                                   263,547           217,915
                                                                            ----------------   ---------------
                                                                                 2,227,219         2,235,980
     (-) Obligations related to the concession                                    (287,200)         (268,505)
                                                                            ----------------   ---------------
     Total                                                                        1,940,019         1,967,475
                                                                            ================   ===============


     Obligations related to the concession are comprised of the following balances:


                                                                                      December 31,
                                                                            ---------------------------------
                                                                                  2003              2002
                                                                            ---------------   ---------------
     Consumers' contributions                                                    249,899           255,366
     Other                                                                        37,301            13,139
                                                                            ---------------   ---------------
     Total                                                                       287,200           268,505
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

     On July 11, 1995, the date of Escelsa's privatization, a new concession contract was signed, which granted the right to generate, transmit and distribute electric energy in virtually all of the State of Espirito Santo through the year 2025. In the event of a change of control, Escelsa must continue to observe all the conditions established in the contract.

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

     In accordance with ANEEL Resolution no. 044 of March 17, 1999, the main rates of depreciation per macro area of activity are as follows:


                                                                                                 Annual
                                                                                          depreciation rate (%)
                                                                                        -------------------------
     GENERATION
     General equipment                                                                           10.0
     Water intake equipment                                                                       3.7
     Water intake structure                                                                       4.0
     Reservoirs, dams and piping                                                                  2.0
     Turbine                                                                                      2.5
     TRANSMISSION
     System controller                                                                            2.5
     General equipment                                                                           10.0
     System structure                                                                             2.5
     Switches                                                                                     4.3
     DISTRIBUTION
     Capacitors                                                                                   6.7
     Distribution key                                                                             6.7
     System controller                                                                            5.0
     System structure                                                                             5.0
     Tension regulator                                                                            4.8
     Transformer                                                                                  5.0
     COMMERCIALIZATION                                                                            4.0
     CENTRAL MANAGEMENT
     Machines and equipment                                                                      10.0
     Buildings and improvements                                                                   4.0
     Vehicles                                                                                    20.0

     The following amounts of interest expense and inflationary effects were capitalized in Property, Plant and Equipment:



                                                                            2003          2002          2001
                                                                         ----------    ----------     ----------
     Interest on loans and financing                                       287,802       254,148       176,083
     (-) Transfer to property, plant and equipment                          (7,003)      (18,047)      (14,633)
                                                                         ----------    ----------     ----------
     Net                                                                   280,799       236,101       161,450
                                                                         ==========    ==========     ==========


                                                                            2003          2002          2001
                                                                         ----------    ----------     ----------
     Exchange rate and monetary variation effects                         (287,051)      601,940       193,409
     (-) Transfer to property, plant and equipment                          (2,001)       (6,218)       (4,902)
                                                                         ----------    ----------     ----------
     Net                                                                  (289,052)      595,722       188,507
                                                                         ==========    ==========     ==========


     Assets related to the concession

     According to the Decree no. 41,019 of February 26, 1957, assets used in the production, transmission and generation of energy are related to these services, cannot be sold, removed, added or given in guarantee without previous authorization of the regulatory agency.

     ANEEL Resolution no. 2099 establishes procedures to sell the assets considered unserviceable to the concession and determines that the sold amount should be deposited into a bank account linked to the concession. 13.

13.  GOODWILL

     On November 25, 1997, the Company paid R$825,937, to acquire a 55.4% controlling interest (76.5% voting interest) in Enersul. The difference between net assets acquired and the purchase price was recorded as goodwill. The goodwill recorded by the wholly-owned subsidiary MAGISTRA was generated by the difference between the amount paid and the book value of Enersul stocks, acquired on November 25, 1997, was based on the Enersul's future profitability and is being amortized proportionally to the company's projected results, over the term of Enersul's concession, which is 30 years beginning January 1, 1998.

     In 2003, the Company recorded a provision for loss in the amount of R$124,093.


                                                                                         December 31,
                                                                                 -----------------------------
                                                                                      2003           2002
                                                                                 --------------  -------------
     Goodwill                                                                       458,516        479,751
     Accumulated amortization                                                       (27,511)       (52,042)
     Provision for loss                                                            (124,093)             -
                                                                                 --------------  -------------
                                                                                    306,912        427,709
                                                                                 ==============  =============


14.  SUPPLIERS

                                                                                         December 31,
                                                                                 -----------------------------
                       CURRENT                                                        2003           2002
     --------------------------------------------                                --------------  -------------
     Electricity suppliers:
     Furnas                                                                          34,108         35,210
     Itaipu                                                                          36,832         35,884
     Tractebel                                                                       12,816         12,086
     Eletrosul                                                                        1,682          1,515
     ONS (*),MAE (**) and ASMAE (***)                                                18,812         24,385
     Free Energy                                                                      8,359         19,118
     Other                                                                           15,016         11,692
                                                                                 --------------  -------------
                                                                                    127,625        139,890
     Material and service suppliers                                                  24,810         15,725
                                                                                 --------------  -------------
     Total                                                                          152,435        155,615
                                                                                 ==============  =============


                      LONG-TERM
     --------------------------------------------
     Electricity suppliers:
     Free energy                                                                     99,055         78,551
     Other                                                                              386          5,230
                                                                                 --------------  -------------
     Total                                                                           99,441         83,781
                                                                                 ==============  =============

     (*)   Operator of the National Electric System;
     (**)  Brazilian Spot Market;
     (***) Brazilian Spot Market Administrator.

15.  LOANS AND FINANCING

     15.1 - Description


                                                        2003                                 2002
                                          ---------------------------------    ---------------------------------
                                           Interest                             Interest
           DESCRIPTION                     and Other   Current   Long-          and Other   Current   Long-
                                           Charges                Term          Charges                Term
----------------------------------        ---------------------------------    ---------------------------------
Local Currency:

  ELETROBRAS - ESCELSA              (b)            -      2,142      4,421              -     2,096       6,076
  ELETROBRAS - ENERSUL              (b)          248     13,452     38,455            253    11,394      48,041
  BNDES - ESCELSA                   (c)          496     37,744     83,001          2,787    40,647     149,396
  BNDES - MAGISTRA                  (d)          484     41,283          -            961    39,220      39,220
  BNDES - ENERSUL                   (e)          240     13,717     43,437            264    13,032      54,298
  BNDES - ENERSUL                   (e)            1        327          -              5       934         311
  BNDES - Rationing losses          (f)        1,150     43,335    200,124            716    33,197     195,157
  BNDES - CESA                      (g)          142      1,992     29,879            126         -           -
  BNDES - CVA                       (h)            -      6,681     15,955              -         -           -
  BNDES - ALFA                      (i)           83      1,609     17,703              -         -           -
  BANCO DO BRASIL - FCO             (j)          572        278     29,722            573         -      30,000
  BANCO Pactual                     (l)            -     75,409          -              -         -           -
  BANCO Pactual                     (l)            -     15,135          -              -         -           -
  BANCO DO BRASIL                   (l)            -        122          -            296    27,500           -
  BANCO ALFA                        (l)            -          -          -            756    33,300           -
  BBVA                              (l)           39     20,000          -              -     3,980           -
  OTHER                             (l)          116      4,093     17,847            391    10,701      18,172
                                          ---------------------------------    ---------------------------------
TOTAL                                          3,571    277,319    480,544          7,128   216,001     540,671
                                          ---------------------------------    ---------------------------------

Foreign Currency:

  SENIOR NOTES                      (a)       57,068          -  1,245,124         69,791         -   1,522,704
  NATIONAL TREASURY - STN           (m)          400      3,218     36,732            551     1,668      48,856
  BBA - EIB                         (n)          152      8,510     30,416            259     9,636      47,603
  Banco BBA - FMO                   (n)          331      5,383      8,124            535     4,410      11,568
  BNDES                             (c)          201     11,158     18,138              -         -           -
  BNDES - CESA                      (g)          195        408      7,509            179         -      39,589
  BNDES - ALFA                      (i)          121        281      4,779              -         -           -
  BRADESCO                          (o)          587     19,839          -          1,009    24,014           -
  UNIBANCO                          (p)        4,557     16,322          -              -         -      12,727
  ITAU                              (q)            -          -          -            579    16,570           -
  BBV                                             88      7,529      6,902             58    15,742           -
  BBA                                              -          -          -          3,747    49,084           -
                                          ---------------------------------    ---------------------------------
                                              63,700     72,648  1,357,724         76,708   121,124   1,683,047
                                          ---------------------------------    ---------------------------------

                                              67,271    349,967  1,838,268         83,836   337,125   2,223,718
                                          =================================    =================================


a) Senior Notes refer to the overseas funding transaction, through the issuance of "Senior Notes", with a principal balance on December 31, 2003 of R$1,245,124 or US$430,958 thousand. The securities mature in 2007, and carry an interest rate of 10% per annum, which is payable every six months on January 15 and July 15 of each year. On May 21, 1998, ESCELSA registered the Senior Notes with the SEC - Securities and Exchange Commission, in the United States of America, as per the Securities Act of 1933.

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

     With the success of the request of renunciation, ESCELSA carried out the elimination of all the rights inherent to the issuance.

b) The financing from ELETROBRAS is being used to finance the Generation and Distribution Program. Monthly amortization is scheduled through May 15, 2022 with monetary correction and interest rates varying between 5% and 12% per annum.

c) The BNDES financing obtained by ESCELSA is being used for the transmission and distribution programs. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus spread of 3.85% per annum, with a 12-month grace period and 84 monthly amortization payments beginning November 15, 1999 and extending through October 2006.

d) The financing from BNDES for the subsidiary MAGISTRA was related to the acquisition of ENERSUL's controlling shares. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus a spread of 4% per annum, and 11 semi-annual amortization payments beginning November 15, 1999 and extending through November 2004.

e) The BNDES financing obtained by ENERSUL is being used to finance the 1998-2000 Investment Program. The loan interest rate is based on the Long-term Interest Rate (TJLP), plus a spread of 3.85% per annum, with a 24-month grace period and 78 monthly amortization payments beginning September 2001. The BNDES financing used for the construction of the Imbirucu Substation has an interest rate of TJLP plus spread of 4.0% per annum, with 51 monthly amortization payments beginning February 2000 and extending through April 2004.

f) The BNDES financing obtained by ESCELSA and ENERSUL is being used for finance 90% of the recoveries of losses incurred by the Company during the Energy Rationing Program, collateralized by the amounts to be collected under the extraordinary tariff recomposition. The loan interest rate is based on the SELIC, plus spread of 1.0% per annum and 69 (ESCELSA) and 82 (ENERSUL) monthly amortization payments beginning March 2002.

g) The BNDES financing obtained by CESA is being used for the small hydroelectric power plants. The loan interest rate is based on the Long-term Interest Rate (TJLP) and basket currency of the BNDES, plus spread of 4.5% per annum, with a 30-month grace period and 96 monthly amortization payments beginning July, 2004 and extending through July 2013.

h) The BNDES financing obtained by ESCELSA and ENERSUL is being used to supply the lack of funds of beneficiary resulting from the adjourning of the application of the mechanism of compesation. The loan interest rate is based on SELIC plus spread of 1% with 24 monthly amortization payments September, 2004 and extending through August 2006.

i) Financing from BNDES and Banco Alfa was secured to acquired equipment and modernize the capacity of energy distribution. The interest rate is TJLP plus spread of 4.0% per annum with 36 monthly amortization payments beginning October 2004 extending through November 2007.

j) The Banco do Brasil financing obtained by ENERSUL, with funds from the Midwest Constitutional Financing Fund (FCO), is being used for the 2001 Investment Program. The interest rate is 11.20% per annum with 108 monthly amortization payments starting December 2004 and extending through November 2013.

l) Financing from Banco Pactual, Banco do Brasil and BBVA was secured to amortize mutual obligations with MAGISTRA and for investments in the UTE Campo Grande, at a rate of 110% to 115% of CDI, or CDI plus 1.85% p.a.

m) Financing from National Treasury STN-DMLP was secured for the Distribution Lines and Substation Investment Program at an interest rate of 5.2% to 8.2% per annum, indexed to the foreign exchange rate to United States Dollars.

n) Financing from Banco BBA-EIB Creditanstalt S.A for ENERSUL's Distribution Program carries an interest rate linked to quarterly LIBOR plus a spread of 4% to 5% per annum, with a grace period of 36 months and 11 semi-annual amortization payments starting June 2003 and ending March 2009. BBA secured an external line of credit with Netherlands Development Company - FMO, supported by Resolution 2770 from BACEN. The line carries an interest rate of 8.90% per annum and is foreign exchange rate indexed to United States Dollars with amortization payments scheduled to begin March 2002, ending September 2007. The BBA-FMO financing is compensated against currency fluctuations through the utilization of swap contracts.

o) Financing from Bradesco for ENERSUL was secured to cover payments to suppliers at an interest rate of 6.5% to 6.9% per annum, indexed to the foreign exchange rate to United States Dollars, with liquidation in November of 2004. The financing is compensated against currency fluctuations through the utilization of swap contracts.

p) Long-term financing from Unibanco for ENERSUL was secured mainly to cover payments to suppliers at an interest rate of 10.85% to 11.40% per annum, indexed to the foreign exchange rate to United States Dollars, with a lump-sum payment in March 2004. The financing is compensated against currency fluctuations by way of swap contracts.

q) Financing from ITAU was secured mainly to cover payments to suppliers at an interest rate of 1.50% per annum, indexed to the foreign exchange rate to United States Dollars, with a lump-sum payment in June 2003. The financing is compensated against currency fluctuations by way of swap contracts.

     15.2 - Guarantees

     The loans due to ELETROBRAS, BNDES and Banco do Brasil - FCO are guaranteed by accounts receivable. The ENERSUL loans from Secretaria do Tesouro Nacional-STN are guaranteed by direct debt, receivables, the government of the State of Mato Grosso do Sul and part in cash deposit. Other loans are covered by promissory notes in guarantee. Magistra's loan payable to BNDES is guaranteed by ENERSUL shares on escrow.

     15.3 - The breakdown of the principal of the loans and financing by currency:


                                                                                       December 31,
                                                                              -------------------------------
                                                                                     2003            2002
                                                                              ---------------- --------------
        Local currency                                                                757,863        796,261
        Foreign currency                                                            1,430,372      1,764,582
                                                                              ---------------- --------------
        Total                                                                       2,188,235      2,560,843
                                                                              ================ ==============


     15.4 - Percentage variation of the main indicators used for indexing the loans and financing are as follows:


              Currency and indicators                                               2003            2002
        -------------------------------------                                 ---------------   ------------
        US$ x R$                                                                  (18.23%)         52.27%
        IGP-M                                                                       8.70%          25.30%
        INPC                                                                       10.38%          14.74%
        TJLP                                                                       11.00%          10.00%
        SELIC                                                                      23.38%          19.13%
        UMBNDES                                                                   (15.69%)         55.92%
        CDI                                                                        23.28%          24.83%

     15.5 - Maturities of short and long-term installments are due as follows:


                                                                              December 31, 2003
                                                                  -------------------------------------------
                                                                                   Currency
                                                                  -------------------------------------------
            Maturity                                                  Local        Foreign        Total
        ------------------                                        ------------- -------------- --------------
        2004                                                         277,319         72,648       349,967
        2005                                                         146,617         37,459       184,076
        2006                                                         121,067         20,046       141,113
        2007                                                         109,451      1,260,779     1,370,230
        2008                                                          46,220          8,507        54,727
        2009                                                          15,096          3,992        19,088
        2010                                                          14,098          3,387        17,485
        2011                                                          11,103          2,836        13,939
        2012                                                           8,056          1,936         9,992
        2013                                                           4,306            875         5,181
        After 2013                                                     4,530         17,907        22,437
                                                                  ------------- -------------- --------------
        Total                                                        757,863      1,430,372     2,188,235
                                                                  ============= ============== ==============


        Financial income (expense) consists of the following:


                                                                               December 31,
                                                              -----------------------------------------------
                                                                   2003            2002            2001
                                                              --------------- ---------------  --------------
        Interest expense                                          (280,799)       (236,101)       (161,450)
        Net gain (loss) on exchange rate variations and
            monetary variation                                     282,282        (532,660)       (130,955)
        Gain (loss) on derivative contracts                         (2,176)         11,515           1,059
        Regulatory assets - SELIC Index adjustments                102,306          56,712               -
        Interest income - other                                     35,753          30,115          55,515
                                                              --------------- ---------------  --------------
        Total                                                      137,366        (670,419)       (235,831)
                                                              =============== ===============  ==============


16.  FINANCIAL INSTRUMENTS

     The Company's business entails the distribution and sale of electric energy for customers within its concession area - the state of Espirito Santo and the state of Mato Grosso do Sul - and therefore significant financial instruments are related to the following transactions:

     o Balances of non-current accounts receivable and long-term accounts payable related to the extraordinary tariff recomposition and therefore not subject to adjustments to market value;
     o Investments in short term mutual funds and/or fixed income investments recorded at approximate market value as they are recorded with accrued interest on a pro-rata basis;
     o Equity participation in other companies are in most cases shares that are not publicly traded;
     o Loans payable by the Company are mainly long-term, and are from specific funding sources.

     16.1 - Exchange Rate and Interest Risks

     The book value of the principal financial instruments held by the Company are:


                                                                                           December 31
                                                                                   ----------------------------
                                                                                       2003           2002
                                                                                   -------------  -------------
     Marketable securities                                                              203,089        306,620
     Loans and financing - long-term                                                  1,838,268      2,223,718


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

     As mentioned in Note 15, foreign currency financing was obtained (in U.S. dollars), and the indebtedness and earnings were significantly impacted by the foreign exchange risk. Such risk may cause the Company to incur losses due to foreign currency exchange fluctuations, which may increase liabilities denominated in foreign currency.

     The net exposure to foreign currency risk related to the principal of the Senior Notes as of December 31, 2003 and December 31, 2002 is shown below:


                                                           Book value                     Fair value
                                                   ----------------------------  -----------------------------
                                                       2003           2002           2003           2002
                                                   -------------  -------------  -------------  --------------
     Senior Notes                                    1,245,124      1,522,704      1,145,514         944,076
     U.S. dollar assets                               (191,277)      (296,329)      (208,755)       (296,329)
                                                   -------------  -------------  -------------  --------------
     Net Exposure                                    1,053,847      1,226,375        936,759         647,747
                                                   =============  =============  =============  ==============


     The method used to determine the fair value of the Senior Notes obligation was the average market price, as of December 30, 2002, as per the security's trading activity at the end of each fiscal period, as provided by a transaction report in New York, USA, prepared by Salomon Smith Barney. For the U.S. dollar assets, the contract market price at the end of the fiscal period was used, which is equal to book value.

     In addition, the Company held 48 derivatives contracts (swaps) to reduce its foreign currency exposure, which resulted in charging to the income statement losses of R$15,981. These contracts are signed based on the market rates in effect on the subscription date and comprise 45 contracts US$ (spreads from 0.15% to 11.55%) X CDI (spreads from 0.95% to .3.25%) and 3 contracts US$ (spreads from 10.85% to 11.40%) X IGP-M (spreads from 11.70% to 12.01%). The maturity dates will occur from January 21, 2004 and September 4, 2007.

     The loans and financing of the companies in the ESCELSA group were obtained at the usual rates and charges in the Brazilian and the international markets for funding of investments in the electric energy sector in their concession areas of the electric energy public service.

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

     16.2 - Credit Risk

     There is a possibility that the Company may incur losses due to non-payment by its customers. To mitigate this risk, the Company maintains the right to cut-off the supply of electric energy in the event that a customer fails to make payment in accordance with the time-periods defined by legislation and specific regulations. An allowance for doubtful account receivable is established in an amount deemed sufficient by Management to cover probable accounts receivable risks.

17.  REGULATORY CHARGES

     a. Regulatory Charges Liability


                                                                                       December 31,
                                                                               -----------------------------
                                                                                   2003            2002
                                                                               -------------   -------------
        Compensation for usage of water resources                                    398              443
        Global Reversion Reserve Quota - RGR                                       6,027            5,809
        Fuel Consumption Account - CCC                                             1,740            6,527
        Energy Development Charges - CDE                                           3,240                -
        Fiscalization Fee - ANEEL                                                    232              107
                                                                               -------------   -------------
        Total                                                                     11,637           12,886
                                                                               =============   =============

     b. Regulatory Charges Expense


                                                                                    December 31,
                                                                        --------------------------------------
                                                                           2003         2002         2001
                                                                        -----------  ------------ ------------
        Compensation for usage of water resources                          2,726         2,609        1,525
        Fiscalization fee - ANEEL                                          2,496         2,130        2,574
        Global Reversion Reserve Quota - RGR                              28,609        27,384       26,598
        Fuel Consumption Account - CCC                                    64,682        74,061       66,680
        Energy Development Charges - CDE                                  19,773             -            -
                                                                        -----------  ------------ ------------
        Total                                                            118,286       106,184       97,377
                                                                        ===========  ============ ============

     c. Global Reversion Reserve Quota - RGR

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

     d. Fuel Consumption Account - CCC

        The fuel compensation account represents contributions made by the Company to finance the cost of fuel used in the thermoelectric energy generating process in the Brazilian energy system.

     e. Energy Development Charges - CDE

        CDE was created to boost the competitiveness of the energy generated from different sources, such as eolic, small hydroelectrics, organic fuel, natural gas and national coal, in the Brazilian energy system area.

18.  DEFERRED INCOME TAXES

     a. Computation of Income Tax Liability

        Taxable income is determined by adjusting income before taxes, mainly for permanent differences and the effects of temporary differences. Tax loss carryforwards and social contribution negative basis, when available, do not expire and may be used to offset up to 30% of the taxable income in each year. Income tax liability is then determined by applying the statutory rate to taxable income. In periods when income tax computations result in tax losses, the Company recognizes tax credits on such tax losses. Brazilian tax law does not allow filing of consolidated tax returns.

     b. Deferred Tax Liability

        The composition deferred tax liability is as follows:


                                                                                      December 31,
                                                                               -------------------------------
                                                                                   2003             2002
                                                                               -------------    --------------
        Deferred income and social contribution tax on:
        Inflationary profits                                                            -             7,642
        Price level adjustments up to 2000 (a)                                    170,804           186,624
        Exchange variation (b)                                                     53,499                 -
        RTE and MAE effects on Enersul (c)                                         41,664            30,103
                                                                                ------------    --------------
        Total                                                                     265,967           224,369
        Current                                                                   (33,384)          (13,175)
                                                                               -------------    --------------
        Long-term                                                                 232,583           211,194
                                                                               =============    ==============

        (a) The balance represents income tax liabilities computed on the income tax and social contribution in respect of the increase in shareholders' equity due to the recognition of the effects of inflation on non-monetary assets and is all long-term.

        (b) As from January 1, 2003 the revenues/expenses generated by Brazilian Real valuation/devaluation have been considered taxable revenues/deductible expenses when effectively realized. The effects of this practice were recorded on deferred tax liability account. If Company decides to revert this tax practice all unrealized effects will be recognized immediately.

        (c) The subsidiary Enersul, based on Opinion SRF no. 26, of September 2002 and decisions of the Federal Revenue Agency, claimed the right to defer taxes on RTE (recovery of rationing losses and free energy) as well as spot market - MAE. Through notification no. 005, of January 15, 2004, the Company was informed of Decision no. 03 103/2003 from Federal Revenue in Campo Grande - MS, approving the request for deferral.

     c. Deferred Tax Asset

                                                                                      December 31,
                                                                            ---------------------------------
                                                                                 2003              2002
                                                                            ---------------   ---------------
        Tax loss carryforward (1)                                               193,856           253,072
        Deductible temporary differences (1)                                     66,528            63,688
        Deferred income and social contribution tax on
            price-level adjustments up to 2000                                   26,276            26,276
                                                                            ---------------   ---------------
        Total                                                                   286,660           343,036
        Current                                                                  (7,608)           (3,330)
                                                                            ---------------   ---------------
        Long-term                                                               279,052           339,706
                                                                            ===============   ===============

------------------
(1)  These amounts are presented net of valuation allowance.

        As a result of the rules established by CVM Instruction no. 371, of June 27, 2002, the Company has recorded a valuation allowance for deferred income taxes in the amount of R$136,069 at December 3, 2003 (R$115,236 at December 31, 2002).

        Income tax and social contribution at statutory rates are reconciled to the amount reported as income tax expense (income) in these financial statements as follows:

                                                                                 December 31,
                                                                    ---------------------------------------
                                                                       2003          2002         2001
                                                                    ------------ ------------ -------------
        Income (loss) before income tax, social contribution and
           minority interest                                           285,301     (681,112)      (60,294)
        Statutory combined rates                                            34%          34%           34%
                                                                    ------------ ------------ -------------
        Income tax expense (benefit) at statutory rate                  97,002     (231,578)      (20,500)
        Reversal of tax loss carryforward                                    -            -         4,778
        Amortization of goodwill                                        (1,120)       3,571           893
        Remuneration of construction work in progress                        -          885         1,543
        Price-level adjustment - Goodwill                                    -          530           129
        Valuation allowance                                             20,833      115,236             -
        Others                                                            (976)       7,990         2,145
                                                                    ------------ ------------ -------------
        Total expense (benefit)                                        115,739     (103,366)      (11,012)
                                                                    ============ ============ =============

        Tax credits classified as current and non-current assets, generated by tax losses, negative basis of social contribution and other amounts that constitute temporary adjustments for reduction of future taxation, were recorded based on Company's estimated future profitability, considering that the realization period will not exceed 10 years.



19.  ACCRUAL FOR CONTINGENCIES


                                                                     December 31,
                                           ------------------------------------------------------------------
                                                        2003                               2002
                                           --------------------------------    ------------------------------
                                                                 Escrow                             Escrow
                                              Accrual           Deposits          Accrual          Deposits
                                           ---------------   --------------    ------------     -------------
     Long-term:
       Labor claims                                27,166           15,916          20,941            12,596
       Civil litigation                            16,013           15,485          36,852             6,282
       Tax litigations                            153,482           97,793         108,574            75,675
                                           ---------------   --------------    ------------     -------------
     Total                                        196,661          129,194         166,367            94,553
                                           ===============   ==============    ============     =============

     Management believes that the recorded accruals are sufficient to cover probable losses from litigations. Based on the opinion of the Company's legal counsel, all litigations were provided for where the probability for loss was estimated as probable. Furthermore, there are labor, civil and tax cases outstanding which total R$39,963, for which the probability of a loss was estimated possible or remote and no accruals were recorded in the financial statements.

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

     Tax Litigations

     The Company is also a party to an administrative suit with the Federal Revenue Agency, pending final decision, for compensation of amounts overpaid related to FINSOCIAL, due to the discussion on the constitutionality of the Decrees - Law no. 2,445/88 and 2,499/88.

     There is also a preliminary decision in a lower court, which guarantees restitution and/or compensation of amounts overpaid related to fines on tax and contributions spontaneously and untimely paid. The fines exemption is being requested based on article 138 of the National Tax Code - CTN. Based on its legal counsel; the Company compensated the amounts related to past-due contributions (PIS, COFINS, Income tax and Social Contribution), as per Article 66 of Law no. 8,383/91. Conservatively, the Company maintained provisions for amounts corresponding to the above-mentioned taxes and contributions.


20.  SHAREHOLDERS' EQUITY

     a. Capital Stock

        Escelsa, as stated in its by-laws, is authorized to operate with capital of up to R$1,000,000, of which R$239,141 (R$153,947 per corporate law) was subscribed as of December 31, 2003. The total number of outstanding capital shares as of December 31, 2003, 2002 and 2001 is 4,550,833 common shares, with no par value. The following table sets forth information with respect to ownership of Escelsa's common shares.


                                                       Quantity            Quantity              % of
                      Shareholders                     of shares       of shareholders        ownership
        ------------------------------------------  ---------------- ---------------------  ---------------
        Iven S.A.                                      2,378,671               1                  52.27
        GTD Participacoes S.A.                         1,137,709               1                  25.00
        Fundacao Banco Central - CENTRUS                 275,678               1                   6.06
        Other                                            758,775             202                  16.67
                                                    ---------------- ---------------------  ---------------
        Total                                          4,550,833             205                 100.00
                                                    ================ =====================  ===============


        In October 1994, Iven acquired 20% of ESCELSA common shares from the State Government. On July 10, 1995 Iven and GTD entered into a shareholders' agreement when they purchased, in a consortium, 50% (plus one share) of the voting stock of Escelsa. Shares purchased by GTD and Iven pursuant to the privatization of Escelsa may not be sold without the prior authorization of ANEEL. The shareholders' agreement expired in the year 2002. In addition, over a period of time, Iven has acquired approximately 8% of the ESCELSA shares in the market to increase its total participation to 52.27%.

        On October 10, 2002, the EDP Group, acting through IVEN, exerted control over ESCELSA - Espirito Santo Centrais Electricas, S.A. ("ESCELSA").

     b. Capital Reserves


                                                                                      December 31,
                                                                           ---------------------------------
                                                                                2003               2002
                                                                           ----------------    --------------
        Remuneration on construction work in progress                          163,750            163,750
        Donations and subsidies                                                 28,720             28,720
        Recoverable rate deficit - CRC account                                 118,909            118,909
                                                                           ----------------    --------------
        Total                                                                  311,379            311,379
                                                                           ================    ==============

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


21.  OPERATING REVENUES


                                                                           Year ended December 31,
                                                                ----------------------------------------------
                                                                               Gross revenues
                                                                 ----------------------------------------------
                                                                     2003           2002            2001
                                                                --------------- -------------- ---------------
     Electricity Sales to final customers:
        Residential                                                  655,738        541,232        489,655
        Industrial                                                   497,835        495,885        399,578
        Commercial, service and other activities                     371,322        311,053        250,407
        Rural                                                        109,741         81,197         68,622
        Miscellaneous                                                170,372        136,423        111,095
        Regulatory assets                                             49,263         35,410        298,533
                                                                --------------- -------------- ---------------
                                                                   1,854,271      1,601,200      1,617,890
        Unbilled revenues                                             34,159         15,422           (273)
        Unbilled revenues - low income consumers                      31,101         18,718              -
                                                                --------------- -------------- ---------------
                                                                   1,919,531      1,635,340      1,617,617
     Wholesale                                                        30,501         40,357         83,519
     Other                                                            90,559         47,581         29,646
                                                                =============== ============== ===============
                                                                   2,040,591      1,723,278      1,730,782
                                                                =============== ============== ===============



                                                                            Year ended December 31,
                                                                  --------------------------------------------
                                                                       Quantities (GWh) (a) (unaudited)
                                                                  --------------------------------------------
                                                                      2003           2002            2001
                                                                  -------------- --------------  -------------
     Electricity Sales to final customers:
        Residential                                                     2,068          1,996          2,055
        Industrial                                                      3,399          3,961          3,669
        Commercial, service and other activities                        1,301          1,367          1,303
        Rural                                                             675            592            584
        Miscellaneous                                                     924            847            826
                                                                  -------------- --------------  -------------
                                                                        8,367          8,763          8,437
     Wholesale                                                            349            344            339
                                                                  -------------- --------------  -------------
                                                                        8,716          9,107          8,776
                                                                  ============== ==============  =============

     Number of customers in thousands (b)                               1,582          1,551          1,495



     (a)  Includes 2,816 GWh in 2003, 2,754 GWh in 2002 and 2,672 GWh in 2001
          related to Enersul (all unaudited data).

     (b) Includes 613 thousand in 2003, 597 thousand in 2002 and 572 thousand consumers in 2001 related to Enersul (all unaudited data). ESCELSA has entered into supply contracts with Group A customers, which are based on general terms and conditions set forth in Ordinance No. 466 of November 12, 1997. These contracts contain minimum demand clauses that require the customer to pay for either contracted demand or, if greater, actual capacity used. These contracts have durations of three or five years, with automatic renewals for equal durations, subject to notice 12 and 18 months, respectively, prior to expiration of the term. Other contracts have three-year terms, with perpetual rolling one-year renewals. Each such contract is subject to termination on approximately 18 months notice (if the contract is not terminated, it automatically extends for one additional year). During 2003, two of our largest consumers, Companhia Vale do Rio Doce and Samarco, terminated their respective supply contracts and no longer purchase energy from us. We are not aware of any other large customer that plans to contract directly with generators other than us or to self-generate electricity, but there can be no assurance that these contracts will be renewed in the future, particularly in light of potential increased competition by generators for free consumers. If any significant customers fail to renew or choose to terminate their contracts, ESCELSA would be entitled, pursuant to Law No. 9,648 of May 27, 1998, to reduce its purchases from FURNAS by a corresponding volume of electricity. Such reduction is subject to ANEEL approval. Customers with whom ESCELSA maintained such contracts during 2003 represented approximately 54.2% of its sales of electricity (unaudited data - measured in MWh) and 36.4% (unaudited data) of its revenues during the period. We believe that these contracts provide us with a relatively stable source of revenue.

           Enersul has entered into similar contracts with its five largest customers, which accounted for approximately 8.9% of Enersul's energy sold by volume during 2003.


22.  TAXES ON SALES


                                                                                December 31,
                                                             --------------------------------------------------
                                                                  2003             2002              2001
                                                             ---------------  ----------------  ---------------
     Value-added tax on sales to final consumers                 412,498           358,175          284,722
     Other taxes on sales                                         85,481            65,965           60,575
                                                             ---------------  ----------------  ---------------
     Total                                                       497,979           424,140          345,297
                                                             ===============  ================  ===============

     Other taxes on sales include PIS and COFINS paid to the Federal Government. The PIS contribution is levied on the gross revenue of corporations at the rate of 1.65% and may be offset against input credits. The COFINS contribution is levied on the gross revenue of corporations at the rate of 3.0%. As from February 2004 the COFINS rate was increased to 7.6% and the amount calculated over gross revenue may be offset against input credits.


23.  NON-OPERATING EXPENSES, NET

     Other non-operating expenses comprised of the provision for loss on goodwill and substantially of the provision to reduce the assets held for sale of UTE Campo Grande to their market value in the amount of R$21,939 (R$51,927 in 2002) and of disposal of property, plant and equipment.


24.  PENSION PLANS AND OTHER BENEFITS TO EMPLOYEES

     a.   Parent Company - Escelsa

          The Company is the sponsor of Fundacao Escelsa de Seguridade Social - ESCELSOS, a nonprofit organization, whose main purpose is to complement the benefits granted by the official social security system of Federal Government to the Company's employees through two benefit packages: A Defined Benefit Plan (Plan I) and a Defined Contribution Plan (PLAN II). These benefit plans are based on mathematical reserves calculated actuarially according to the capitalization policy, which is revised annually.

          The table below shows the number of participants in each plan type:


                                                                        Plan I         Plan II         Total
                                                                       ----------     ----------     ----------
          Contributing participants                                         30          1,393          1,423
                                                                       ----------     ----------     ----------
          Receiving participants
              Retirees                                                     631            133            764
              Pension beneficiaries                                        120              9            129
                                                                       ----------     ----------     ----------
                                                                           751            142            893
                                                                       ----------     ----------     ----------
          Total                                                            781          1,535          2,316
                                                                       ==========     ==========     ==========

          As a sponsor, the Company matches monthly contribution from the members of ESCELSOS Foundation, corresponding to the amount established in each plan, limited to 7% of the total payroll. For 2003, ESCELSA contributed R$2,690 compared to R$2,529 in 2002.

          As per CVM Ruling 371 of December 13, 2000, starting in fiscal year 2001, publicly listed companies are required to record and disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC Bulletin 26 from IBRACON.

          To meet this requirement, ESCELSA commissioned an independent actuarial study to evaluate such benefits, with the following results:

          The actuarial assumptions used for the study were:


                                                                      2003                       2002
                                                              ------------------------   -----------------------
          Indicators                                               Nominal rates             Nominal rates
          ------------------------------------------          ------------------------   -----------------------
          Discount rate                                                   10,76% p.a.               11,30% p.a.
          Expected return on assets                                       12,82% p.a.               11,30% p.a.
          Future salary growth                                             6,08% p.a.                6,58% p.a.
          Growth rate of pension plan benefits                              4,0% p.a.                 5,0% p.a.
          Growth rate of medical costs                                     8,16% p.a.                9,20% p.a.
          Inflation                                                         4,0% p.a.                 5,0% p.a.
          Capacity factor - Salaries                                             100%                      100%
          Capacity factor - Benefits                                              98%                       98%

          Demographic Indicators
          ------------------------------------------
          Life expectancy reference                                 GAM - 71 Modified         GAM - 71 Modified
          Invalid mortality reference                                        RRB 1944                  RRB 1944
          Invalid incidence reference                                        RRB 1944                  RRB 1944
          Rotation reference                                       Actuary experience        Actuary experience


          The actuarial valuation indicated that in the Defined Benefit Plan the fair value of assets exceeds the current actuarial liabilities, as shown bellow:


                                                                                         2003          2002
                                                                                      -----------   -----------
          Actuarial liabilities current value, totally or partially covered             (87,234)      (80,465)
          Fair value of plan assets                                                     130,910       108,634
                                                                                      -----------   -----------
          Funded status                                                                  43,676        28,169
                                                                                      ===========   ===========


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

          o Early retirement allowance ("AIA"), which is due to employees, hired until 12/31/1981, payable upon the termination of the contract, regardless the reason for the dismissal. The "AIA" assures the payament of a lump sum, individually calculated for each employee, considering the proportionally of contribution time to the INSS until 10/31/1996, the remuneration and the benefit paid by the INSS on 10/31/1996.

          The actuarial liabitity recognized in the Company's financial statements as of December 31 is as follows:


                                                                                       2003          2002
                                                                                   ------------- -------------
          Present value of actuarial obligations - fully uncovered                   (53,575)      (47,337)
          Net value of recognized losses                                              19,751        17,083
                                                                                   ------------- -------------
                                                                                     (33,824)      (30,254)
                                                                                   ============= =============

          The amount of actuarial losses in excess of 10% of the present value of actuarial obligation will be annually amortized over a period equivalent to the average running time of work for employees participating in the plan.

          The movement in the actuarial liability recognized in the 2003 balance sheet is summarized as follows:


                                                                     Current        Long-term         Total
                                                                    -----------    -------------    ----------
          Balance as of December 31, 2002                               2,042           28,212        30,254
          Current service cost                                              -              647           647
          Interest cost                                                     -            5,112         5,112
          Amortization of losses                                            -              897           897
          Benefit payments                                             (3,086)               -        (3,086)
          Transfer to current liabilities                               4,615           (4,615)            -
                                                                    -----------    -------------    ----------
          Balance as of December 31, 2003                               3,571           30,253        33,824
                                                                    ===========    =============    ==========


          The amounts related to medical benefits, life insurance and allowance for incentive to retirement, to be recognized in the 2004 results are as follows:


          Current service cost                                                                             725
          Interest cost                                                                                  5,507
          Amortization of actuarial losses                                                               1,100
                                                                                                      ---------
          Total                                                                                          7,332
                                                                                                      =========

     b.   ENERSUL

          The subsidiary Enersul is the sponsor of FUNDACAO ENERSUL, a nonprofit civil organization, whose main purpose is to complement the benefits granted by the official security to the Company's employees through two benefit packages: the initial Plan, in operation since 1989 as a "defined benefit plan" and the Benefits Plan II, that commenced operations in May 2002, and is structured as a Defined Benefit for the Risk Benefits, including permanent disability retirement and surviving spouse pension, and as a Defined Contribution for the Programmed Benefits, including the Normal and Early Retirements.

          The number of participants in each type of Plan is as follows:


                                                                          Plan I       Plan II      Total
                                                                        ------------ ------------ ------------
          Contributing participants                                           4            933         937
          Receiving participants
              Retirees                                                      257              5         262
              Pension beneficiaries                                          65              -          65
                                                                        ------------ ------------ ------------
                                                                            322              5         327
                                                                        ------------ ------------ ------------
          Total                                                             326            938       1,264
                                                                        ============ ============ ============

          The number of active participants is comprised of 647 participants who migrated from Plan I and of 286 new participants.

          In the capacity of sponsor, ENERSUL contributes with a monthly amount proportional to the contribution made by the FUNDACAO ENERSUL participants in compliance with the rules of each benefit plan. The maximum percentage for contribution by the Company for both plans is 7% of payroll. For 2002, ENERSUL contributed with R$1,442 (R$1,481 in
          2002).

          As determined by Resolution CVM no. 371/2000, of December 13, 2000, as from January 1, 2002, liabilities arising from post employment benefits have to be accounted for by publicly-held companies, based on the regulations set-forth by Statement NPC no. 26, of IBRACON.

          In order to meet such requirement, ENERSUL engaged independent actuaries, to conduct an actuarial evaluation of those benefits, based on the Projected Credit Unit method.

          As a result of such evaluation, the following benefit plans were identified:

          o    ENERSUL Employees Pension Plan
          o    Benefit Plan II

          The actuarial assumptions used for the study were:


                                                                       2003                      2002
                                                             ------------------------  -----------------------
          Indicators                                              Nominal rates            Nominal rates
          --------------------------------------             ------------------------  -----------------------
          Discount rate                                                 10.76 % p.a.             11.30 % p.a.
          Expected return on assts                                      11.96 % p.a.             11.30 % p.a.
          Future salary growth                                           6.08 % p.a.              8.15 % p.a.
          Growth rate of pension plan benefits                            4.0 % p.a.               5.0 % p.a.
          Inflation                                                       4.0 % p.a.               5.0 % p.a.
          Capacity factor - Salaries                                            100%                     100%
          Capacity factor - Benefits                                             98%                      98%

          Demographic Indicators
          --------------------------------------
          Life expectancy reference                                GAM - 71 Modified        GAM - 71 Modified
          Invalid mortality reference                                       RRB 1944                 RRB 1944
          Invalid incidence reference                                       RRB 1944                 RRB 1944
          Rotation reference                                      Actuary experience       Actuary experience

          The actuarial valuation indicated that in the Benefit Plan, the fair value of assets exceeds the current actuarial liabilities, as shown below:


                                                                                       2003          2002
                                                                                   ------------- -------------
          Net present value of actuarial liabilities                                 (53,412)       (51,875)
          Fair value                                                                  85,885         68,728
                                                                                   ------------- -------------
          Subtotal                                                                    32,473         16,853
          Net actuarial gains                                                        (16,428)          (881)
                                                                                   ------------- -------------
                                                                                      16,045         15,972
                                                                                   ============= =============

          Conservatively, ENERSUL management decided not to record this surplus.

          The fair value of assets used for calculating the result of the actuarial evaluation does not include values, in the amount of R$19,780, deriving from confession of indebtedness, to be received from ENERSUL. Should this right of the Fundacao be taken into account, unrecognized assets in the balance sheet would increase to R$35,825.

          The movement in the actuarial surplus in 2003 is summarized as follows:


                                                                                         2003         2002
                                                                                     ------------- ------------
          Surplus at beginning of year                                                 15,972        36,298
          Revenues for the period                                                       1,449         1,571
          Effect of migration to Plan CD                                                    -       (22,184)
          Actual contributions of the Company in the period                                20           718
          Transfer from the employer's fund to Plan II                                 (1,396)         (431)
                                                                                    ------------- ------------
          Surplus at end of the year                                                   16,045        15,972
                                                                                    ============= ============


25.  MANAGEMENT'S REMUNERATION

     Personnel expenses include the amount of R$5,041 (R$3,036 in 2002) for the entity, which refer to Management's remuneration.


26.  INSURANCE (Unaudited)

     The following is a breakdown by risk-type and by validity of the principal insurance policies:


                                                           Escelsa                          Enersul
                                                 -----------------------------   ------------------------------
                                                   Amount         Amount of         Amount         Amount of
     Risk                        Validity        of coverage       premium       of coverage        premium
     ---------------------    ---------------    ------------   --------------   -------------   --------------
     Specific equipment       02/24/2003 to
                                02/24/2004           301,023              431         112,837              139
     Third party              02/24/2003 to
     liability                  02/24/2004               600               70             300               40

     Specific equipment

     The insurance policies cover the generating stations and the substations, specifying the principal items of equipment, the amounts for which they were insured and the maximum reimbursement. Basic insurance coverage includes events such as fire, lightning and any kind of explosion, plus additional coverage against possible electrical damage, sundry risks and risks for electronic and computing equipment.

     Third party liability

     This covers involuntary personal or material damage suffered by third parties as a consequence of the Company's productive and/or commercial activities.


27.  NATIONAL PROGRAM OF UNIVERSALIZATION

     Through Decree no. 4,873, of November 2003, the Federal Government set up the National Program of Universalization - "Light for Everybody", in order to provide access to the electric energy public service to the Brazilian rural population by 2008. The amount of participation of the concessionaires, as agents to implement the projects, are not defined, and will be covered by an agreement to be entered into between the Minas and Energy Ministry and the State Government with the intervenience of ANEEL and Eletrobras. Accordingly, currently there are no bases to evaluate the impact of this Program on the Company's business.


28.  THE ELECTRIC SECTOR NEW MODEL

     The Federal Government through the Minas and Energy Ministry, presented to the community the concepts of the Brazilian electric sector reform, especially in the institutional model, culminating with the Enactment of Provisional Measures 144 and 145, of December 10, 2003.

     The related highlights are as follows:

     o    Transfer of ANEEL responsibilities to the Minas and Energy Ministry;

     o Creation of the Energy Research Company - EPE, the Elective Sector Monitoring Committee - CMSE and the chamber of Electric Energy Commercialization - CCEE, entities to promate the planning and monitoring of the expansion of the generation and transmission, besides the market administration;

     o Definition of regulations for commercializing electric energy, with emphasis on: (i) expansion of the supply (new generation projects) by means of actions; (ii) free contracting (ACL) and regulated contracting (ACR); (iii) distribution activity geared to service lines and network and sale of energy to captive consumers; (iv) restrictions to contracts between related parties; and (v) new regulations for the categorization of free consumers.

     It is necessary to wait for the definitive approval of the legislation, as well as the ensuing regulation to evaluate the new environment in which the sector will operate, and the risks and opportunities for the Company's operations.

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

          a.1 - Applicability of Statement of Financial Accounting Standards ("SFAS") No. 71, "Accounting for the Effects of Certain Types of Regulation"

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

          During 2001, the electricity markets in significant portions of Brazil experienced rationing, or reduced availability of electricity to customers, due to low rainfall, reduced reservoir levels and that country's significant dependence on electricity generated from hydrological resources. These factors resulted in lower sales for the Company. In December 2001, the companies reached an industry-wide agreement (the "agreement") with the Brazilian government that provided resolution to all rationing related issues as well as to certain other electricity tariff related issues. The tariff increase will remain in effect for approximately 6 years. The amounts in the Shareholder's equity and Net income reconciliation represent the revenues, which have been reversed out of revenues reported for Brazilian GAAP purposes, considering the 24 month period for recoverability established in the Emerging Issues Task Force ("EITF") No. 92-7, "Accounting by Rate Regulated Utilities for the Effects of Certain Alternative Revenue Programs". Based on this, the Company only recognizes 24 months of revenues as of the end of any reporting period until the total amount of related revenues has been recognized.

          a.2 - Capitalization of Interest Costs Relating to Construction in Progress

          Under Brazilian GAAP, the Company capitalizes both interest costs of borrowed funds and imputed interest on shareholders' funds applied to construction in progress. For U.S. GAAP reconciliation purposes, the capitalized imputed interest on shareholders' funds applied to construction in progress was reversed. Only interest on borrowed funds remains capitalized and the depreciation was computed using the rates applicable to the corresponding class of property, plant and equipment. However, the basis of calculation differs from the Brazilian GAAP. Under U.S. GAAP, in accordance with the provisions of SFAS No. 34 - Capitalization of Interest Costs, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction in progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the foreign exchange gains and losses on foreign currency borrowings. The U.S. GAAP differences between the accumulated capitalized interest on disposals and in accumulated amortization on disposals relate to the differences between capitalized interest and related accumulated amortization under Brazilian and U.S. GAAP which is included in the net book value of disposed property, plant and equipment.


     Brazilian Regulated Accounting                                             2003         2002        2001
     ------------------------------                                          -----------  ----------- -----------
         U.S. GAAP difference (BR capitalized interest, net of                  2,167        5,944           -
            disposals in US GAAP differences)

         Effect of amortizations, net of disposals, in US GAAP difference      16,737       12,625      17,956
                                                                             -----------  ----------- -----------

         U.S. GAAP difference - total                                          18,904       18,569      17,956
                                                                             ===========  =========== ===========



     Interest on Loans                                                          2003         2002        2001
     -----------------                                                       -----------  ----------- -----------

     Capitalized interest difference

          U.S. GAAP capitalized interest:
              Interest capitalized during the period                           28,620       27,399      27,671

         Less BR capitalized interest:
              Interest capitalized during the period                          (9,004)     (24,265)    (19,535)
                                                                              -----------  ----------- -----------

         U.S. GAAP difference - subtotal                                       19,616        3,134       8,136

         Effect of disposals in US GAAP difference                            (3,102)      (2,419)     (3,597)
\                                                                             -----------  ----------- -----------

         U.S. GAAP difference - subtotal                                       16,514          715       4,539

         Effect of amortizations, net of disposals, in U.S. GAAP
         difference                                                          (13,436)      (9,159)    (16,252)
                                                                             -----------  ----------- -----------

         U.S. GAAP difference - total                                           3,078      (8,444)    (11,713)
                                                                             ===========  =========== ===========


     a.3 - Obligations Related to the Concession

     Under Brazilian GAAP, the Company records special liabilities, representing consumers' contributions to the cost of expanding power supply systems, as liabilities and includes the related asset in property, plant and equipment, subject to depreciation over the applicable useful lives. Under U.S. GAAP, contributions received from customers are considered reimbursement for construction costs and are credited against the cost of the related fixed assets. For U.S. GAAP reconciliation purposes, special liabilities are amortized using the depreciation rates applicable to the corresponding class of property, plant and equipment acquired with such consumers' contributions.

     b.   General Accounting Principles

          b.1 - Pension and Other Benefits

          Under Brazilian GAAP, until December 31, 2001, pension plan and other benefits were recognized on a cash basis. As per CVM Rule 371 of December 2000, starting in fiscal year 2002, publicly listed companies must record and are required to disclose all liabilities related to benefit payments to ex-employees, based on rules set forth by NPC (Accounting Rules and Procedures) Pronouncement No. 26 from IBRACON, which are substantially similar to SFAS No. 87 and No. 106 rules. Alternatively, companies were granted the option to amortize such initial transition obligation as of December 31, 2001, directly to shareholders` equity, which Escelsa has adopted. SFAS No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" that require recognition of costs on a more comprehensive accrual basis. In addition, U.S. GAAP requires the recognition of either an asset or a liability, as appropriate, for the difference between projected benefit obligations (as defined in SFAS No. 87 and SFAS No. 106) and plan assets. Such assets must be stated at fair value, as adjusted for certain reconciling items.

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

          Under U.S. GAAP, the assets and liabilities of the purchased company must be recorded at fair value, and any difference between the fair value of net assets including intangible assets and the purchase price is recorded as goodwill.

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

          The fair value of fixed assets of Enersul under U.S. GAAP totaled R$855,705 compared to book value of R$941,299 under Brazilian GAAP. The Company reverts the effects of the additional depreciation charged to operations under BR GAAP in the U.S. GAAP reconciliation (see reversal of depreciation - fair value fixed asset in the U.S. GAAP reconciliation).

          b.3 - Amortization of Goodwill

          As permitted under Brazilian GAAP, the Company is amortizing goodwill over the 30 year concession period based on the proportion of projected net income for the period subsequent to the purchase of Enersul.

          Under U.S. GAAP, until December 31, 2001, the straight-line method of amortization was used over a 30-year period. The amount of goodwill amortized under Brazilian GAAP was reversed out of results of operations and shareholders' equity and goodwill calculated in accordance with purchase accounting under U.S. GAAP was charged against operations and accumulated amortization was charged against shareholders' equity. Escelsa adopted SFAS No. 142, "Goodwill and Other Intangible Assets," as of January 1, 2002. The adoption of SFAS No. 142 required the Company to perform an initial impairment assessment of the goodwill associated with the acquisition of Enersul as of January 1, 2002. The Company compared the estimated fair value of Enersul to the carrying value of the net assets of Enersul. Fair value was derived using discounted cash flow analyses. As a result of this analysis, the transitional impairment adjustment of R$409,953 has been reflected as cumulative effect of a change in accounting principle. In 2003, under Brazilian GAAP the Company recorded a provision for loss on goodwill in the amount of R$124,093 and, consequently, reduced to R$285,500 the impairment adjustment for U.S. GAAP purpose. As of December 31, 2003, the Company has no goodwill recorded in its financial statements under U.S. GAAP. Since the amortization and/or write-off of goodwill is non-deductible for Brazilian tax purposes no tax effect was recognized as a result of this impairment charge.

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

          Under U.S. GAAP, deferred income tax assets related to deductible temporary differences or tax loss carry forwards are recognized and a valuation reserve is not recorded if it is more likely than not that such assets will be realized.

          The reversal of the valuation reserve related to the deferred tax assets of Enersul for unused tax loss carry forwards was recorded as a credit to statement of operations for the year ended December 31, 1998 for Brazilian GAAP. For U.S. GAAP the reversal of this reserve was recorded as a reduction of the goodwill on the purchase of Enersul. For Brazilian GAAP, the reversal totaled R$129,933. For U.S. GAAP, the valuation reserve was R$104,734 (R$63,479 net of the minority interest), as the deferred tax asset had been offset by deferred tax liabilities mainly related to the basis difference between Brazilian GAAP and U.S. GAAP.

          b.5 - Impairment of Long-lived Assets

          Under Brazilian GAAP, the carrying value of fixed assets is written down to realizable values when it is estimated that such assets will not be realized through normal depreciation or disposition without loss to the company.

          Under U.S. GAAP, the Company follows SFAS No. 144 - "Accounting for the Impairment or Disposal of Long-lived Assets". Under SFAS No. 144, whenever events or changes in circumstances indicate that the carrying value of long-lived assets may not be recoverable, the Company performs calculations of undiscounted cash flows expected to be derived from assets in service to determine whether impairment has occurred. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, such assets are written down to their estimated fair values based on discounted cash flow analyses. No provision was required for U.S. GAAP reconciliation purposes.

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

          b.7 - Earnings per Share

          Brazilian GAAP permits earnings per share to be calculated based on the number of shares outstanding at year-end. Under U.S. GAAP, the earnings per share calculation takes into account share equivalents and the number of shares is computed on a weighted average basis. In addition, U.S. GAAP requires the computation of diluted earnings per share, when dilutive potential common shares exist, which is not required under Brazilian GAAP. Since there were no changes in the number of outstanding shares for the years ended December 31, 2003, 2002 and 2001, the weighted average shares outstanding for U.S. GAAP purposes was the same as the year end amounts. There were no dilutive potential common shares. Therefore diluted earnings per share are not shown.

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

          b.10 - Accounting and reporting of investments in marketable securities

          Under accounting practices adopted in Brazil, investment in marketable securities are generally carried at cost, plus interest income earned less provisions, when applicable, charged to the statement of operations to reduce its carrying value to market value. Gains are recognized in the balance sheet and income statement only when realized.

          Under U.S. GAAP, these investments would be classified as available for sale in accordance with SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities". Unrealized holding gains and losses are excluded from earnings and reported in other comprehensive income until realized, net of related income tax effects in accordance with SFAS 109, "Accounting for Income Taxes". As of December 31, 2003 and 2002, the Company has an unrealized holding gain amounting to R$20,908 (R$13,799 net of income taxes) and an unrealized holding loss of R$67,516 (R$44,561 net of income taxes), respectively. In 2001, these amounts were not significant. Certain investments in securities classified in available for sale were sold in 2003. Total proceeds of these sales amounted to R$131,287 and respective realized gain amounted to R$2,502 (R$1,651 net of income taxes). The cost of these sales was determined based on specific identification of securities sold. As a result of that, the Company recorded a reclassification adjustment to avoid double counting in comprehensive income item that are displayed as part of net income for 2003 that also had been displayed as part of comprehensive income in 2003 or earlier periods.

          b.11 - Accounting for financial instruments

          Under Brazilian GAAP, derivatives are recorded at net settlement price as determined on each balance sheet date.

          Under U.S. GAAP, effective January 1, 2001, all derivative financial instruments must be reported at fair value on each balance sheet date and classified as either a derivative asset or liability. Also under U.S. GAAP, the requirements for a derivative instrument to qualify for hedge accounting and deferral of gains and losses are more restrictive than under Brazilian GAAP. In the reconciliation of differences between BR GAAP and U.S. GAAP (note 29.2) the Company recorded gains in the amount of R$6,228 in 2003 and losses of R$9,295 in 2002, due to derivatives fair value adjustments.

          b.12 - Absorption of loss

          Under BR GAAP, losses may be absorbed against capital reserves. As shown in the consolidated statements of changes in shareholders' equity, the Company absorbed losses against capital reserves in the amount of R$538,913 in 2002.

          Under U.S. GAAP, this accounting treatment is only permitted under reorganization or fresh start accounting. This GAAP difference has no net income or equity effect.

          b.13 - Dividends

          Under Brazilian corporate law, proposed dividends are accrued for in the consolidated financial statements in anticipation of their approval at the Shareholders' Meeting.

          Under U.S. GAAP, dividends are not accrued until they are formally approved by the Shareholders' General Meeting.

          b.14 - Net operating revenue

          Net operating revenue under Brazilian GAAP differs from U.S. GAAP on the recognition of net revenues from value added and other sales taxes, as presented below:


                                                                      2003            2002           2001
                                                                ---------------- -------------- ---------------
          Net revenue under BR GAAP                                  1,542,612      1,299,138      1,385,485
          Value added and other sales taxes                            497,979        424,140        345,297
                                                                ---------------- -------------- ---------------
          Net revenue under U.S. GAAP                                2,040,591      1,723,278      1,730,782
                                                                ================ ============== ===============


          b.15 - Nonoperating expenses

          Under accounting practices adopted in Brazil, nonoperating expense includes certain items that would be classified within operating expenses for U.S. GAAP purposes. These items amounted to R$153,052, R$74,965 and R$24,384 for the years ended December 31, 2003, 2002 and 2001, respectively.

     29.2 - Reconciliation of Differences Between Brazilian and U.S. GAAP

     a. Shareholders' Equity


                                                                                       As of December 31,
                                                                                    ---------------------------
                                                                                       2003           2002
                                                                                    ------------    -----------
        As reported on the accompanying Brazilian GAAP financial statements           557,691         555,782
        Different criteria for-
        Regulatory asset                                                              (69,525)        (82,660)
         Capitalization of interest during construction-
              Reversal of interest capitalized under-
                 Brazilian regulated accounting                                      (395,713)       (397,880)
                 Capitalization of interest                                           339,094         322,580
                 Depreciation of interest capitalized, net                             55,262          51,961
        Reversal of depreciation - Fair value of the fixed asset                       24,785          19,663
        Cumulative depreciation of special liabilities                                111,306          98,803
        Reversal of pension and other postretirement obligations - CVM 371-
           Note 24                                                                     33,824          30,254
        Pension and postretirement benefits SFAS 87 and SFAS 106 adjustment           (39,808)        (41,485)
        Accumulated amortization of goodwill                                          (28,254)        (40,230)
        Reversal of valuation allowance related to tax loss carryforwards of
           Enersul                                                                   (129,933)       (129,933)
        Fair value of derivatives                                                       6,228          (9,295)
        Unrealized holding gains on available for sale investments                     20,909               -
        Impairment of goodwill                                                       (285,500)       (409,593)
        Effects of income tax on the adjustments above-
           Deferred Income tax liability                                             (201,079)       (177,909)
           Deferred Income tax asset                                                  171,716         180,649
        Minority interest                                                              32,331          40,246
        Reversal of dividends                                                          42,020               -
                                                                                    ------------    -----------
        Shareholders' equity according to US GAAP                                     245,354          10,953
                                                                                    ============    ===========

     b. Net Income (Loss)


                                                                             Year ended December 31,
                                                                    -------------------------------------------
                                                                        2003            2002            2001
                                                                    -------------   ------------    -----------
        As reported on the accompanying Brazilian Gaap financial
           statements                                                    43,929       (538,913)       (60,076)

        Different criteria for-
          Regulatory asset                                               13,135         21,080       (103,740)
          Capitalization of interest                                     18,681          6,659          4,539
          Depreciation of capitalized interest                            3,301          3,466          1,704
          Reversal of depreciation - Fair Value of Fixed Asset            5,122          4,257         15,406
          Amortization of special liabilities                            12,503         12,405         10,166
        Reversal of pension and other postretirement obligations -
           CVM 371                                                        3,570           (197)             -
        Pension and postretirement benefits SFAS 87 and
            SFAS 106 adjustment                                           1,677        (14,365)         8,088
        Amortization of goodwill                                         11,976         12,061        (12,793)
        Provision for loss on goodwill                                  124,093              -              -
        Fair value of derivatives                                        15,523         (9,295)             -
        (Reversal of) Unrealized holding losses on
            available-for-sale investments                              (67,516)        67,516              -
        Effects of income tax on the adjustments above-
           Deferred Income tax liability                                (16,061)       (12,046)       (11,220)
           Deferred Income tax asset                                     14,022        (18,465)        31,565
        Minority interest                                                (7,915)         7,041         (5,808)
                                                                    -------------   ------------    -----------
        Net income (loss) under US GAAP before cumulative effect
            of a change in accounting principle                         176,041       (458,796)      (122,169)
        Cumulative effect of SFAS 142 adoption                                -       (409,593)             -
                                                                    -------------   ------------    -----------
        Net income (loss) under US GAAP                                 176,041       (868,389)      (122,169)
                                                                    =============   ============    ===========

        Net income (loss) under US GAAP before cumulative effect
            of a change in accounting principle                           38.68        (100.82)        (26.85)
        Cumulative effect of SFAS 142 adoption                                -         (90.00)             -
                                                                    -------------   ------------    -----------
        Net income (loss) under US GAAP                                   38.68        (190.82)        (26.85)
                                                                    =============   ============    ===========

        Weighted average shares outstanding                           4,550,833      4,550,833       4,550,833
                                                                    =============   ============    ============

        Shareholders' equity under US GAAP as of beginning
            of the year                                                  10,953        923,903       1,059,313
        US GAAP net income (loss) for the year                          176,041       (868,389)       (122,169)
        Other comprehensive income:
            Unrealized holding losses on available-for-sale
            investments, net of deferred income taxes                    60,011        (44,561)              -
            Less: reclassification adjustment for gains included
            in net income                                                (1,651)             -               -
        Dividends                                                             -              -         (13,241)
                                                                    -------------   ------------    ------------
        Shareholders' equity under US GAAP as of the end of the         245,354         10,953         923,903
            year
                                                                    =============   ============    ============



                                                                               Year ended December 31,
                                                                       ----------------------------------------
                                                                           2003          2002         2001
                                                                       -------------- ------------ ------------
       Comprehensive income (loss) under FAS No. 130:
       US GAAP net income (loss)                                          176,041     (868,389)    (122,169)
          Unrealized gains (losses) on available-for-sale investments,
          net of deferred income taxes                                     60,011      (44,561)            -
          Less: reclassification adjustment for gains included in net
          income, net of deferred income taxes                             (1,651)             -            -
                                                                        -------------- ------------ ------------
       Total comprehensive income                                         234,401     (912,950)    (122,169)
                                                                       -------------- ------------ ------------

       Accumulated other comprehensive income (loss) as of
          the end of the year                                              13,799      (44,561)            -
                                                                       ============== ============ ============

     29.3 - Additional Disclosures Required by US GAAP

     a.   Pension Funds - Escelsa

          Escelsa adopted SFAS No. 87 on December 31, 1994. Prior to such date, the application of SFAS No. 87 was not feasible due to the lack of sufficient information for prior years. The unrecognized net transaction obligations for the pension and retirement plans detailed below were amortized on a straight-line basis over 15 years as from December 31, 1988. The amortization from December, 31, 1988 through December 31, 1994 was recorded directly to equity in the opening balance sheet under U.S. GAAP and was approximately R$16,486 (funded pension plan) and R$5,711 (retirement indemnity program).

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

          Based on the report prepared by independent actuaries, the funded status and the amounts recognized in U.S. GAAP for Escelsa only (excluding Enersul) for the above plan, calculated according to SFAS No. 87, are as follows:


                                                                                      As of December 31,
                                                                                  ---------------------------
                                                                                     2003            2002
                                                                                  ------------    -----------
          Actuarial present value of benefit obligations-
          Vested benefit obligation                                                 (81,820)       (76,585)
          Non-vested benefit obligation                                              (4,994)        (3,435)
                                                                                  ------------    -----------
          Accumulated benefit obligation                                            (86,814)        (80,020)
          Effect of future projected salary increases                                  (420)          (445)
                                                                                  ------------    -----------
          Projected benefit obligation                                              (87,234)       (80,465)
          Plan assets at fair market value                                          130,910        108,634
                                                                                  ------------    -----------
          Funded status                                                              43,676         28,169
          Unrecognized net transition obligation, being amortized
               over 15 years from December 1988                                           -            231
          Unrecognized net gain                                                     (37,646)       (27,051)
                                                                                  ------------    -----------
          Prepaid pension cost liability                                              6,030          1,349
                                                                                  ============    ===========


          The net periodic pension cost (as defined under SFAS No. 87) includes the following elements excluding Enersul:


                                                                            Year ended December 31,
                                                                  ---------------------------------------------
                                                                     2003            2002             2001
                                                                  -----------    -------------    -------------
          Net periodic pension cost-
             Service cost-benefits earned during the period            254              303              344
             Interest cost on projected benefit obligation           8,702            4,352            3,523
             Amortization of net transition obligation                 231              267              225
             Actual return on assets                               (17,332)         (17,940)          (4,156)
             Net deferral                                            5,425           11,837           (1,007)
             Amortization of net gains                              (1,547)          (2,546)          (2,951)
             Employee contributions                                    (45)             (57)            (131)
                                                                  -----------    -------------    -------------
             Net periodic pension cost under US GAAP                (4,312)          (3,784)          (4,153)
             Additional credit under US GAAP                          1,316           2,279            4,560
                                                                  -----------    -------------    -------------
             Amount recorded under Brazilian GAAP                   (2,996)         (1,505)              407
                                                                  ===========    =============    =============

          The assumptions used were:

                           Assumptions                                         2003         2002       2001
          --------------------------------------------                       --------     --------   --------
          Discount rate                                                        10.76%      11.30%        6%
          Rate of increase in compensation levels                              6.08%       6.58%         3%
          Expected long-term rate of return on assets                          12.82%      11,30%        6%
          Benefit increase                                                     4.00%       5.00%         0%
          Inflation                                                            4.00%       5.00%         0%

          In 2003 and 2002, the assumptions are presented as nominal rates and in 2001 they were shown as real rates.

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


                                                                                  As of December 31,
                                                                         ------------------------------------
                                                                            2003         2002          2001
                                                                         ---------    ---------     ---------
          Funded status-
              Actuarial present value of benefit obligations-
                 Vested benefit obligation                                (5,453)      (4,343)        (3,493)
                 Non-vested benefit obligation                            (1,710)      (1,678)        (2,651)
                                                                         ---------    ---------     ---------
              Accumulated benefit obligation                              (7,163)      (6,021)        (6,144)
              Effect of future projected salary increase                  (1,262)      (1,410)          (816)
                                                                         ---------    ---------     ---------
              Projected benefit obligation                                (8,425)      (7,431)        (6,960)

              Unrecognized net transition obligation, being
               amortized over 15 years from December 31, 1988                  -           972         1,903
              Unrecognized prior service cost                             (2,502)      (3,038)        (3,238)
              Unrecognized net (gain)                                     (2,042)      (3,496)        (3,323)
                                                                         ---------    ---------     ---------
              Accrued pension cost liability                             (12,969)     (12,993)       (11,618)
                                                                         =========    =========     =========



          The net periodic pension cost (as defined under SFAS 87) includes the following elements:


                                                                              Year ended December 31,
                                                                         ------------------------------------
                                                                           2003          2002          2001
                                                                         ---------    ---------     ---------
          Net periodic pension cost-
              Service cost-benefits earned during the period                 213          262           297
              Interest cost on projected benefit obligation                  731          451           468
              Amortization of net transition obligation                      972        1,129           952
              Amortization of net gain                                      (406)        (536)         (214)
              Amortization of prior service cost                            (536)        (372)         (452)
                                                                         ---------    ---------     ---------
              Net periodic pension cost                                      974          934         1,051
              Additional credit (expense) under US GAAP                      (30)        (221)          242
                                                                         ---------    ---------     ---------
              Amount recorded under Brazilian GAAP                           944         (713)        1,293
                                                                         =========    =========     =========



          Assumptions used were:

                         Assumptions                                        2003         2002          2001
          -------------------------------------------                    ---------    ---------     ---------
          Discount rate                                                    10.76%       11.30%          6%
          Rate of compensation increase levels                              6.08%       6.58%           3%
          Benefit increase                                                  5.00%       5.00%           0%
          Inflation                                                         4.00%       5.00%           0%


          In 2003 and 2002, the assumptions are presented as nominal rates and in 2001 they were shown as real rates.

          a.3 - Postretirement Benefits Other Than Pension

          In terms of postretirement benefits other than pension, Escelsa provides medical and life insurance benefits to retired employees for the remainder of their lifetime. The funded status and the net postretirement benefit cost for this program under SFAS 106, as identified in the report prepared by the independent actuaries, are given below:


                                                                                 As of December 31,
                                                                          ------------------------------------
                                                                             2003         2002         2001
                                                                          ---------    ---------     ---------
          Funded status-
          Accumulated postretirement benefit obligation in excess of
            plan assets                                                    (46,522)     (41,093)     (21,707)

          Unrecognized net loss from experience different than
            assumed                                                         25,356       24,257        6,739
          Unrecognized net prior service cost                               (1,642)      (1,969)      (2,081)
                                                                          ---------    ---------     ---------
          Accrued liability                                                (22,808)     (18,805)     (17,049)
                                                                          =========    =========     =========
          The net postretirement benefit cost, as defined under SFAS 106, includes the following elements:

                                                                                  Year ended December 31,
                                                                          ------------------------------------
                                                                             2003         2002         2001
                                                                          ---------    ---------     ---------
          Net postretirement benefit cost-
             Service cost-benefits earned during the period                    415          461          440
             Interest cost on projected benefit obligation                   4,519        1,495        1,327
             Net loss                                                        1,483          388          400
             Prior service cost                                              (327)        (327)         (276)
                                                                          ---------    ---------     ---------
             Net post retirement benefit cost                                6,090        2,017        1,891
             Additional credit (expense) under US GAAP                       (378)        (131)           17
                                                                          ---------    ---------     ---------
             Amount recorded under Brazilian GAAP                            5,712        1,866        1,908
                                                                          =========    =========     =========



          Assumptions used were:

                         Assumptions                                        2003         2002          2001
          -------------------------------------------                    ---------    ---------     ---------
          Discount rate                                                      10.76%       11.30%        6%
          Health care cost trend rate                                         8.16%        9.20%       N/A
          Annual increase in employer annual fixed payment to retirees
              related to medical and life insurance benefits (R$134.40)       4.00%         5.0%        0%
          Inflation                                                           4.00%         5.0%        0%

          In 2003 and 2002, the assumptions are presented as nominal rates and in 2001 they were shown as real rates.

          On March 31, 1997, Escelsa modified the health care plan to express benefits as a fixed monthly value indexed for inflation. Therefore, the health care cost trend rate no longer affects the liabilities of the plan.

          a.4 - Additional information

          Information required by Financial Accounting Standards Board Statement no. 132 is as follows:


                                                                                Retirement        Other postretirement
                                                          Pension plan           indemnity              Benefit
                                                      --------------------  --------------------  --------------------
                                                        2003       2002       2003       2002       2003       2002
                                                      ---------  ---------  ---------  ---------  ---------  ---------
          Change in benefit obligation-
              Benefit obligation at beginning of
                 the year                              80,465     70,491      7,431      7,683     41,093     23,962

              Service cost                                254        303        213        262        415        461
              Interest cost                             8,702      4,352        731        451      4,519      1,495
              Actuarial loss (gain)                     5,182     11,733      1,048       (200)     2,582     17,207
              Benefit payments                         (7,369)    (6,414)      (998)      (765)    (2,087)    (2,032)
                                                      ---------  ---------  ---------  ---------  ---------  ---------
              Benefit obligation at end of year        87,234     80,465      8,425      7,431     46,522     41,093
                                                      =========  =========  =========  =========  =========  =========


          Change in plan assets-
              Fair value of plan assets at
                 beginning of the year                108,634     96,709          -          -          -          -
              Actual return on plan assets             29,239     17,940          -          -          -          -
              Employer contributions                      369        356          -          -          -          -
              Plan participants' contribution              37         43          -          -          -          -
              Gross benefits paid                      (7,369)    (6,414)         -          -          -          -
                                                      ---------  ---------  ---------  ---------  ---------  ---------
              Fair value of plan assets at
                 end of year                          130,910    108,634          -          -          -          -
                                                      =========  =========  =========  =========  =========  =========

          Funded status-
              Funded status at end of year             43,676     28,169     (8,425)    (7,431)   (46,522)   (41,093)
              Unrecognized net actuarial (gain)       (37,646)   (27,051)    (2,042)    (3,496)    25,356     24,257
                 loss
              Unrecognized prior service cost               -          -     (2,502)    (3,038)    (1,642)    (1,969)
              Unrecognized transition obligation            -        231          -        972                     -
                                                      ---------  ---------  ---------  ---------  ---------  ---------
              Net amount recognized at end of year      6,030      1,349    (12,969)   (12,993)   (22,808)   (18,805)
                                                      ---------  ---------  ---------  ---------  ---------  ---------
          Amounts recognized in the statement
              of financial position consist of-
                 Accrued benefit asset (cost)           6,030      1,349    (12,969)   (12,993)   (22,808)   (18,805)
                                                      ---------  ---------  ---------  ---------  ---------  ---------
          Net amount recognized at end of year          6,030      1,349    (12,969)   (12,993)   (22,808)   (18,805)
                                                      =========  =========  =========  =========  =========  =========


          Plan Assets (all information unaudited)

          At December 31, 2003 and 2002 the net asset of Escelsos were R$242,633, and R$192,182, respectively, representing an increase of 26%.

          ESCELSOS's investments must meet the requirements of Resolution No. 1,321, of September 25, 2003, as follows:

               o  Fixed Income -- up to 100% in Federal Government Securities;
               o  Variable Income -- 50%;
               o  Real Estate -- 8%; and
               o  Loans -- 15%.

          According to ESCELSOS's investment strategy, the plan's assets must meet the following allocation:

               o Fixed Income - limited from 65% to 100%;
               o Variable Income: 15% to 35%;
               o Real Estate 0% to 5%; and
               o Loans 0% to 10%.

          The strategy meets the investment policy approved by the investment committee, the executive directors and the ESCELSOS's advisory board. The Plan's Actuarial Target is INPC plus 6% per year (INPC - National Consumer Price Index). ESCELSOS's adopted a moderate approach. The investments held cover future obligations, in accordance with actuarial studies.

          The expectation for the benefit plan results is INPC plus 6% per year. The guiding principles are those established in the investment policy, as explained above. In the past, the ESCELSOS's strategy accepted higher levels of risks , with nearly 40% of its assets invested in fixed income, . The portfolio has changed very little. Currently, the investment allocation is:

          2003

                               Defined Benefit          Defined              Medical
                                    Plan          Contribution Plan           Plan                 Total
                              -----------------   -------------------    ---------------     ------------------
          Fixed income           68,905     80%      120,945      80%    3,364.6     96%      193,214      85%
          Equity securities      15,387     18%       27,008      18%      148.0      4%       42,543       8%
          Real estate             1,227      1%        2,154       1%          -      0%        3,381       5%
          Beneficiary loans       1,268      1%        2,226       1%          -      0%        3,495       2%
                              ---------    ----      -------     ----    -------    ----     --------     ----
          Total                  86,787    100%      152,333     100%    3,512.6    100%      242,633     100%
                              =========    ====      =======     ====    =======    ====     ========     ====


           2002

                               Defined Benefit          Defined              Medical
                                    Plan          Contribution Plan           Plan                 Total
                              -----------------   -------------------    ---------------     ------------------
          Fixed income           57,418     80%       94,650      80%      3,036     97%      155,104      81%
          Equity securities      11,347     16%       18,706      16%         95      3%       30,148      15%
          Real estate             1,380      2%        2,274       2%          -      0%        3,654       2%
          Beneficiary loans       1,237      2%        2,039       2%          -      0%        3,276       2%
                              ---------    ----      -------     ----    -------    ----     --------     ----
          Total                  71,382    100%      117,669     100%      3,131    100%      192,182     100%
                              =========    ====      =======     ====    =======    ====     ========     ====

          In 2000, 2001 and 2002, ESCELSOS failed to achieve its actuarial target, mainly due to the poor performance of the stock market, which fell successively in those years (2000 - 10.34%, 2001 - 9.80% and 2002 -17.78%).In 2003, the stock market recovered part of previous losses with a positive performance of 97.11%.

          In 2003, plan investments achieved an internal level of return of 30.49%, for the Defined Benefit Plan, and 29.38% for the Defined Contribution Plan, surpassing the average Actuarial Target by 12.68%.

          Despite financial market fluctuations, the administrators of ESCELSOS adopted a more conservative approach for 2004, aiming at exceeding the Actuarial Target (INPC + 6%) to maximize the profitability of plan assets.

     b.   Pension Funds - Enersul

          b.1 - Funded Pension Plan

          Until May 31, 2002 the Company was sponsoring only a defined benefit pension plan covering all employees, with benefits based on salary and social security benefits. On June 1, 2002, the Company introduced a hybrid plan (Plan II) to which employees could voluntarily transfer. Most participants from Plan I (defined benefit plan) migrated to the hybrid plan, however, there were employees who were not participants of Plan I (DB Plan) and chose to participate of the new hybrid plan (Plan II). In this report we show the effect of those who migrated and of those who joined the DC Plan directly. Part of the surplus of DB Plan existing at the beginning of the Plan II is being used by the company to reduce its contributions to this Plan. This procedure was approved by the SPC (government agency).

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


                                                              12.31.2003   12.31.2002   05.31.2002   12.31.2001
                                                             ------------ ------------ ------------ ------------
          Funded status-
          Actuarial present value of benefit obligations-
             Vested benefit obligation                           (48,820)     (45,218)     (41,669)     (36,850)
             Non-vested benefit obligation                        (4,422)      (6,002)      (5,531)     (14,195)
                                                             ------------ ------------ ------------ ------------
          Accumulated benefit obligation                         (53,242)     (51,220)     (47,200)     (51,045)
            Effect of future projected salary increase              (170)        (655)        (604)      (8,055)
                                                             ------------ ------------ ------------ ------------
            Projected benefit obligation                         (53,412)     (51,875)     (47,804)     (59,100)
            Plan assets at fair market value (1)                  85,885       68,728       64,222       91,983
                                                             ------------ ------------ ------------ ------------
          Plan assets in excess of projected benefit              32,473       16,853       16,418       32,883
            obligation
          Unrecognized net transition obligation, being
            amortized over 15 years from December 31, 1989         1,237        1,931        2,336        3,844
            Unrecognized net loss (gain)                         (43,771)     (29,820)     (30,867)     (32,653)
                                                             ------------ ------------ ------------ ------------
            Accrued pension cost liability                       (10,061)     (11,036)     (12,113)       4,074
                                                             ============ ============ ============ ============


          (1) The plan assets shown above correspond to the market value of assets net of receivables for sponsor contributions, payable benefits and contingency funds to cover potential cost associated with additional medical, benefits plan administration and employee loans and participant's account balance transferred to the Hybrid Plan.

          The net periodic pension cost (as defined under SFAS 87) includes the following elements:


                                                                                    As of December 31,
                                                                           ------------------------------------
                                                                              2003         2002         2001
                                                                           ----------   ----------   ----------
          Net periodic pension cost-
             Service cost-benefits earned during the period                      427          891        1,646
             Interest cost on projected benefit obligation                     5,673        4,665        3,559
             Actual return on assets                                         (15,111)      (6,681)      (4,321)
             Amortization of net transition obligation                           694          942        1,143
             Net deferral                                                      7,603            -         (969)
             Net (gain) loss                                                  (1,596)      (1,930)      (1,508)
             Employee contributions                                              (41)        (446)      (1,038)
                                                                           ----------   ----------   ----------
             Net periodic pension cost under US GAAP                          (2,351)      (2,559)      (1,488)
             Additional credit under US GAAP                                     902          988        3,269
                                                                           ----------   ----------   ----------
             Amount recorded under Brazilian GAAP                             (1,449)      (1,571)       1,781
                                                                           ==========   ==========   ==========

          The assumptions used were:

                         Assumptions                                          2003         2002         2001
          --------------------------------------------------------         ----------   ----------   ----------

          Discount rate                                                       10.76%       11.30%         6%
          Rate of increase in compensation levels                              6.08%        8.15%         3%
          Expected long-term rate return on  assets                           11.96%       11.30%         6%
          Benefit increase                                                     4.00%        5.00%         0%
          Inflation                                                            4.00%        5.00%         0%



          In 2003 and 2002, the assumptions are presented as nominal rates and in 2001 they were shown as real rates.

          b.2 - Additional Information

          Information required by Financial Accounting Standards Board Statement no. 132 is as follows:


                                                                                          Pension plan
                                                                                  ------------------------------
                                                                                     2003              2002
                                                                                  ------------     -------------
          Change in benefit obligation-
               Benefit obligation at the beginning of year                          51,875            65,237
               Service cost                                                            427               891
               Interest cost                                                         5,673             4,665
               Actuarial (gain)                                                       (475)            5,436
               Curtailments                                                              -           (11,460)
               Settlements                                                               -            (9,322)
               Gross benefit payments                                               (4,088)           (3,572)
                                                                                  ------------     -------------
               Net benefit obligation at end of year                                53,412            51,875
                                                                                  ------------     -------------

          Change in plan assets-
               Fair value of plan assets at beginning of year                       68,728           101,535
               Actual return of plan assets                                         22,619            15,058
               Employer contributions                                                   20               718
               Settlements                                                          (1,396)             (431)
               Gross benefit payments                                                    -           (44,960)
               Plan participants' contribution                                           2               380
               Gross benefit paid                                                   (4,088)           (3,572)
                                                                                  ------------     -------------
               Fair value of plan assets at end of year                             85,885            68,728
                                                                                  ------------     -------------

          Funded status-
              Funded status at end of year                                          32,473            16,853
              Unrecognized net actuarial (gain)                                    (43,771)          (29,820)
              Unrecognized net transition obligation                                 1,237             1,931
                                                                                  ------------     -------------
              Net amount recognized at end of year                                 (10,061)          (11,036)
                                                                                  ------------     -------------
          Amounts recognized in US GAAP consist of-
              Accrued benefit cost                                                 (10,061)          (11,036)
                                                                                  ------------     -------------
              Net amount recognized at end of year                                 (10,061)          (11,036)
                                                                                  ============     =============



          Plan Assets (all information unaudited)

          At December 31, 2003 and 2002, the net assets of Fundacao Enersul were R$137 million and R$167 million, respectively, representing an increase of 22%.

          The Fundacao Enersul's investments must meet the legal requirements established by the Brazilian Central Bank, in Resolution No. 3,121 dated September 25, 2003.

          The table below shows the breakdown of Fundacao Enersul investments. These investments are contemplated in the entity's 2004-2008 investment policy, which has been duly approved by the Foundation's Advisory Board and submitted to the brazilian regulatory agency - the Secretary for Private Social Security (SPC).

          2003


                               Defined Benefit          Defined              Medical
                                    Plan          Contribution Plan           Plan                 Total
                              -----------------   -------------------    ---------------     ------------------

          Fixed income           58,361     91%       73,573      91%      1,155    100%      133,089      91%
          Equity securities       3,390      5%        4,273       5%         .-      0%        7,663       5%
          Real estate               933      1%        1,177       1%          -      0%        2,110       1%
          Beneficiary loans       1,585      3%        1,999       3%          -      0%        3,583       3%
                              ---------    ----      -------     ----    -------    ----     --------     ----
          Total                  64,269    100%       81,022     100%      1,155    100%      146,445     100%
                              =========    ====      =======     ====    =======    ====     ========     ====


          2002

                               Defined Benefit          Defined              Medical
                                    Plan          Contribution Plan           Plan                 Total
                              -----------------   -------------------    ---------------     ------------------

          Fixed income           30,558     71%       59,157      81%      1,049    100%       90,764      77%
          Equity securities       7,431     17%       14,076      19%          -      0%       21,507      18%
          Real estate             2,121      5%           .-       0%          -      0%        2,121       2%
          Beneficiary loans       3,029      7%           .-       0%          -      0%        3,029       3%
                              ---------    ----      -------     ----    -------    ----     --------     ----
          Total                  43,139    100%       73,233     100%      1,049    100%      117,421     100%
                              =========    ====      =======     ====    =======    ====     ========     ====

          Despite financial market fluctuations, the administrators of the Fundacao Enersul adopted a conservative approach for 2004, aiming at exceeding the Actuarial Target (INPC + 6%) to maximize the profitability of plan assets.

          The guiding principles are those established in the investment policy, as explained above. In 2000, 2001 and 2002, the Fundacao Enersul failed to achieve its actuarial target, mainly due to the poor performance of the stock market, which fell successively in those years.

     c.   Concentration of Credit Risk

          Credit risk with respect to customer accounts receivable is diversified. The Company continually monitors its customer accounts receivable and limits its exposure to bad debts by curtailing service if any invoice is one month overdue. Exceptions comprise supply of electricity that must be maintained for reasons of safety or national security.

     d.   Fair Value of Financial Instruments

          Cash and cash equivalents are stated at cost plus accrued interest which approximate their fair value. Except for the senior notes issued by the Company, the carrying value of Escelsa's other financial instruments, in reais, approximates fair value reflecting the short-term maturity, frequent repricing or estimated market value (when lower than cost) of these instruments.

          With respect to the senior notes issued by the Company, whose carrying values as of December 31, 2003 and 2002 are R$1,245,124 and R$1,522,704, respectively, their fair value, based on the bid price as of December 31, 2003 and 2002 are R$1,145,514 and R$944,076,
          respectively.

          Based on interest rates currently available to Escelsa for other bank loans with similar terms and average maturities, the fair value of other long-term debt at December 31, 2003 and 2002 approximates its carrying value.

          Fair value estimates are made at a specific date, based on the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     e.   Impairment of long-lived assets

          The Company reviews the carrying value of property, plant, and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing their assessment include current operating results, trends, and prospects, as well as the effects of obsolescence, demand, competition, and other economic factors.

          No impairment has been recorded in the consolidated financial statements for the years ended December 31, 2003 and 2002 for long lived assets.

     f.   Segment reporting

          The Company operates basically in one significant segment since most of its operating revenues are derived from the sale of electricity to the final customers in the states of Espirito Santo and Mato Grosso do Sul.

     g.   New accounting pronouncements

          SFAS No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities"

          In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities under SFAS No 133, accounting for Derivative Instruments and Hedging Activities. SFAS No. 149 clarifies the circumstances under which a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133. In addition, SFAS No.149 clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 amends certain other existing pronouncements, resulting in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for relationships designated after June 30, 2003 and is to be applied prospectively. The adoption of SFAS No. 149 did not result in any impact to our financial statements.

          SFAS No. 150 - "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity"

          In May 2003 the FASB issued SFAS 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

          o Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.
          o Instruments, other than outstanding shares, that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. These instruments include put options and forward purchase contracts.
          o Obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares.

          SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling those instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. Adoption of this rule did not have any material impact on the Company's financial statements.

          FIN No. 45 - "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others"

          In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). This interpretation requires certain disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN No. 45 are effective prospectively for guarantees issued or modified after December 31, 2002. The implementation of this statement did not result in any impact on our financial statements.

          FIN No. 46 - "Consolidation of Variable Interest Entities"

          In January 2003, FASB issued FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities, an Interpretation of APB No. 51. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity' if the equity investors in the entity did not have the characteristics of a controlling financial interest or did not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. However, during October 2003, FASB deferred the effective date of FIN 46 until the end of the first interim or annual period ending after December 15, 2003. This deferral did not affect the implementation date for many foreign private issuers, which continued to be the beginning of the first annual period ending after December 15, 2003.

          In December 2003, FIN 46 was substantially revised and a new interpretation FIN 46 (revised) was issued. FASB partially delayed FIN 46's effective date (for most public companies) until no later than the end of the first reporting period ending after March 15, 2004. The delay notwithstanding, public companies must apply either FIN 46 or FIN 46R to special-purpose entities (SPEs) no later than the end of the first reporting period ending after December 15, 2003. FIN 46R did not have any impact on the Company's operations in 2003 and it is expected that it will not have any impact on the Company's operations in 2004.

          SFAS No. 132 (revised) - "Employers' Disclosures about Pensions and Other Postretirement Benefits - an amendment of FAS Statements no. 87, 88 and 106"

          On December 23, 2003, the FASB issued Statement of Financial Accounting Standards no. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106" (SFAS 132 (revised 2003)). SFAS 132 (revised 2003) is effective for fiscal years ending after December 15, 2003. SFAS 132 (revised 2003) replaces the disclosure requirements in SFAS 87, SFAS 88 and SFAS 106. SFAS 132 (revised 2003) addresses disclosures only and does not address measurement and recognition accounting for pension and postretirement benefits. SFAS 132 (revised
          2003) requires additional disclosures related to the description of plan assets including investment strategies, plan obligations, cash flows and net periodic benefit cost of defined benefit pension and other defined benefit postretirement plans. The Company has provided for the disclosures required by SFAS 132 (revised 2003) in those financial statements.

          EITF No. 03-01 - "The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments"

          In 2003, the Emerging Issues Task Force issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." A consensus was reached regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. The disclosures are effective in annual financial statements for fiscal years ending after December 15, 2003, for investments accounted for under Statements 115 and 124. For all other investments within the scope of this Issue, the disclosures are effective in annual financial statements for fiscal years ending after June 15, 2004. The additional disclosures for cost method investments are effective for fiscal years ending after June 15, 2004. The Company does not expect that the adoption of this EITF will have a material impact on its financial statements.


                               * * * * * * * * * *